Filed pursuant to Rule 424(b)(3)

File Number: 333 - 162433

A Merger Proposal — Your Vote Is Very Important

On June 29, 2009, the boards of directors of BCB Bancorp, Inc. and Pamrapo Bancorp, Inc. unanimously approved a merger agreement between BCB Bancorp and Pamrapo Bancorp pursuant to which Pamrapo Bancorp will be merged with and into BCB Bancorp. Each of BCB Bancorp and Pamrapo Bancorp is sending you this document to ask you to vote on the adoption of the merger agreement.

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pamrapo Bancorp common stock will be converted into the right to receive 1.0 share of BCB Bancorp common stock for each share of Pamrapo Bancorp common stock. BCB Bancorp common stock trades on the Nasdaq Global Market under the symbol “BCBP” and Pamrapo Bancorp trades on the Nasdaq Global Market under the symbol “PBCI.”

The merger cannot be completed unless the stockholders of both companies approve the merger agreement and all regulatory approvals or waivers are obtained. Pamrapo Bancorp has scheduled a special meeting so its stockholders can vote on the merger agreement. BCB Bancorp’s stockholders will vote on the merger agreement at BCB Bancorp’s special meeting, as well as vote on an amendment to the Certificate of Incorporation to increase the number of authorized shares of common stock. Each board of directors unanimously recommends that its stockholders vote “FOR” the merger agreement. BCB Bancorp also recommends that its stockholders vote “FOR” the amendment to its Certificate of Incorporation.

This document serves two purposes. It is the proxy statement being used by both the Pamrapo Bancorp board of directors and the BCB Bancorp board of directors to solicit proxies for use at their respective special meetings. It is also the prospectus of BCB Bancorp regarding the BCB Bancorp common stock to be issued if the merger is completed. This document describes the merger in detail and includes a copy of the merger agreement as Appendix A.

The dates, times and places of the special meetings are as follows:

FOR BCB BANCORP STOCKHOLDERS:	FOR PAMRAPO BANCORP STOCKHOLDERS:
DECEMBER 17, 2009 – 10:00 a.m.	DECEMBER 22, 2009 – 11:00 a.m.
The Chandelier Restaurant	The Chandelier Restaurant
1081 Broadway	1081 Broadway
Bayonne, New Jersey 07002	Bayonne, New Jersey 07002

Only stockholders of record as of November 6, 2009 are entitled to attend and vote at the respective special meetings. This document describes the special meetings, the merger, the documents related to the merger, and other related matters of Pamrapo Bancorp and BCB Bancorp. Please read this entire document carefully, including the section discussing risk factors beginning on page 24. You can also obtain information about our companies from documents that we have filed with the Securities and Exchange Commission.

Your vote is very important. Whether or not you plan to attend your respective company’s special meeting of stockholders, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger agreement and the other proposals being considered at your special meeting. If you do not return the proxy card, it will have the same effect as a vote against the merger agreement.

On behalf of our respective boards of directors, we thank you for your prompt attention to this important matter.

Donald Mindiak	Kenneth Walter
President and Chief Executive Officer	Vice President, Treasurer and Chief Financial
BCB Bancorp, Inc.	Officer, and Interim President and Chief Executive Officer Pamrapo Bancorp, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This Joint Proxy Statement/Prospectus is dated November 9, 2009, and is first being mailed to stockholders of BCB Bancorp and Pamrapo Bancorp on or about November 16, 2009.

WHERE YOU CAN FIND MORE INFORMATION

Both BCB Bancorp and Pamrapo Bancorp file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may obtain copies of these documents by mail from the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the public reference room. In addition, BCB Bancorp and Pamrapo Bancorp file reports and other information with the Securities and Exchange Commission electronically, and the Securities and Exchange Commission maintains a web site located at http://www.sec.gov containing this information.

BCB Bancorp has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission up to 4,969,542 shares of BCB Bancorp common stock. This document is a part of that registration statement. As permitted by Securities and Exchange Commission rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth above. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement.

BCB Bancorp common stock is traded on the Nasdaq Global Market under the symbol “BCBP,” and Pamrapo Bancorp common stock is traded on the Nasdaq Global Market under the symbol “PBCI.”

(ii)

(iii)

NASDAQ Listing of BCB Bancorp Common Stock; Delisting and Deregistration of Pamrapo Bancorp Common Stock	86
BCB Bancorp Stock Trading and Dividend Information	86
Pamrapo Bancorp Stock Trading and Dividend Information	87
Comparison of Stockholders’ Rights	88
Description of Capital Stock of BCB Bancorp, Inc.	91
Certain Provisions of the BCB Bancorp Certificate of Incorporation and Bylaws	91
PROPOSAL II — AMENDMENT OF BCB BANCORP’S CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED SHARES OF BCB BANCORP’S COMMON STOCK (FOR CONSIDERATION AND VOTE BY BCB BANCORP STOCKHOLDERS ONLY)	92
EXPERTS	94
LEGAL OPINIONS	95
PROPOSAL III – AUTHORIZATION TO VOTE ON ADJOURNMENT OF THE SPECIAL MEETINGS (TO BE CONSIDERED BY PAMRAPO BANCORP AND BCB BANCORP STOCKHOLDERS)	95
OTHER MATTERS	95
Pamrapo Bancorp Annual Meeting Stockholder Proposals	95
BCB Bancorp Annual Meeting Stockholder Proposals	96
FORWARD-LOOKING STATEMENTS	96

APPENDICES

A.	Agreement and Plan of Merger by and between BCB Bancorp, Inc., and Pamrapo Bancorp, Inc., dated June 29, 2009, as amended	A-1

B.	Opinion of Endicott Financial Advisors, L.L.C.	B-1

C.	Opinion of FinPro, Inc.	C-1

D.	BCB Bancorp, Inc. Form 10-Q for the quarter ended June 30, 2009	D-1

E.	BCB Bancorp, Inc. Form 10-K for the year ended December 31, 2008	E-1

F.	BCB Bancorp, Inc. Definitive Proxy Statement dated March 27, 2009	F-1

G.	Pamrapo Bancorp, Inc. Form 10-Q for the quarter ended June 30, 2009	G-1

H.	Pamrapo Bancorp, Inc. Form 10-K for the year ended December 31, 2008	H-1

I.	Pamrapo Bancorp, Inc. Definitive Proxy Statement dated March 31, 2009	I-1

(iv)

PAMRAPO BANCORP, INC.

611 Avenue C

BAYONNE, NEW JERSEY 07002

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 22, 2009

Dear Stockholder:

You are cordially invited to attend a special meeting of the stockholders of Pamrapo Bancorp, Inc. that will be held at The Chandelier Restaurant at 1081 Broadway, Bayonne, New Jersey, at 11:00 a.m. New York time, on December 22, 2009, for the following purposes:

1. To adopt the Merger Agreement and Plan of Merger by and between BCB Bancorp and Pamrapo Bancorp, dated as of June 29, 2009, and the transactions contemplated therein, as discussed in the attached joint proxy statement/prospectus; and

2. To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement or otherwise.

The proposed merger is described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus. Only Pamrapo Bancorp stockholders of record as of the close of business on November 6, 2009, are entitled to notice of and to vote at the special meeting of stockholders or any adjournments of the special meeting.

Your vote is very important. To ensure your representation at the special meeting of stockholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

Pamrapo’s Board of Directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to approve any motion to adjourn or postpone the special meeting to a later date or dates if necessary to solicit additional proxies.

On behalf of the Board of Directors and all the employees of Pamrapo, I wish to thank you for your continued support. We appreciate your interest.

Margaret Russo Corporate Secretary

Bayonne, New Jersey

November 16, 2009

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF STOCKHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. UNDER SEPARATE COVER, WHICH IS BEING SENT ON OR ABOUT THE DATE THIS JOINT PROXY STATEMENT/PROSPECTUS IS BEING MAILED, YOU WILL RECEIVE AN A LETTER WITH INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

BCB BANCORP, INC.

104-110 AVENUE C

BAYONNE, NEW JERSEY 07002

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 17, 2009

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of BCB Bancorp will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey, at 10:00 a.m. New York time, on December 17, 2009, for the following purposes:

1. To adopt the Agreement and Plan of Merger by and between BCB Bancorp and Pamrapo Bancorp, dated as of June 29, 2009, and the transactions contemplated by the merger agreement, as discussed in the attached joint proxy statement/prospectus; and

2. The approval of an amendment to our Certificate of Incorporation to increase the number of shares of authorized capital stock to 20,000,000 shares of common stock; and

3. To transact any other business that properly comes before the special meeting of stockholders, or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

The proposed merger is described in more detail in this joint proxy statement/prospectus, which you should read carefully in its entirety before voting. A copy of the merger agreement is attached as Appendix A to this document. Only BCB Bancorp stockholders of record as of the close of business on November 6, 2009, are entitled to notice of and to vote at the special meeting of stockholders or any adjournments of the special meeting.

Your vote is very important. To ensure your representation at the special meeting of stockholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted.

BY ORDER OF THE BOARD OF DIRECTORS

Thomas M. Coughlin
Corporate Secretary

Bayonne, New Jersey

November 16, 2009

BCB BANCORP’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF STOCKHOLDERS.

DO NOT SEND STOCK CERTIFICATES WITH THE PROXY CARD. UNDER SEPARATE COVER, WHICH IS BEING SENT ON OR ABOUT THE DATE THIS PROXY STATEMENT-PROSPECTUS IS BEING MAILED, YOU WILL RECEIVE A LETTER WITH INSTRUCTIONS FOR DELIVERING YOUR STOCK CERTIFICATES.

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

PAMRAPO BANCORP, INC. SPECIAL MEETING OF STOCKHOLDERS

Q: WHY AM I RECEIVING THIS JOINT PROXY STATEMENT/PROSPECTUS?

A: We are sending you these materials to help you decide how to vote your shares of BCB stock with respect to the proposed merger. The merger cannot be completed unless Pamrapo stockholders adopt the merger agreement, and BCB stockholders adopt the merger agreement. Each of Pamrapo and BCB is holding its special meeting of stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by Pamrapo’s stockholders is contained in this Joint Proxy Statement/Prospectus.

We are delivering this document to you as both a joint proxy statement of BCB and Pamrapo and a prospectus of BCB. It is a joint proxy statement because each of our boards of directors is soliciting proxies from its stockholders. It is a prospectus because BCB will exchange shares of its common stock for shares of Pamrapo in the merger.

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this Joint Proxy Statement/Prospectus, indicate on the enclosed proxy card how you want your shares to be voted. Then, complete, sign, date and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the Pamrapo special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the adoption of the merger agreement and the other proposals to be considered at the Pamrapo special meeting.

Q: WHY IS MY VOTE IMPORTANT?

A: The merger agreement must be adopted by a majority of the votes cast. A failure to vote or an abstention will have no effect on the outcome of the proposal to approve the merger agreement.

Q: IF MY BROKER HOLDS MY SHARES IN “STREET NAME” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A: No. You should contact your broker. Your broker will not be able to vote your shares on the proposal to approve the merger without instructions from you. You should instruct your broker to vote your shares, following the instructions your broker provides.

Q: WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A: If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and will therefore have no effect on the outcome of the proposal to approve the merger agreement.

Q: CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A: Yes. All stockholders are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting by executing a proxy card. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q: CAN I CHANGE MY VOTE?

A: Yes. If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•	providing written notice of revocation to the Secretary of Pamrapo Bancorp;

1

•	submitting a new completed proxy card with a later date. Any earlier proxies will be revoked automatically; or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. Please DO NOT send your stock certificates with your proxy card. A form will be sent to you under separate cover following the completion of the merger on how to exchange your stock certificates for BCB Bancorp common stock.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: BCB Bancorp and Pamrapo Bancorp currently expect to complete the merger in the first quarter of 2010, assuming all of the conditions to completion of the merger have been satisfied. However, we can not assure you when or if the merger will be completed. Stockholders of BCB Bancorp and Pamrapo must first adopt the merger agreement at the respective special meetings and the necessary regulatory approvals must be obtained, among other conditions to closing.

Q: WHAT WILL STOCKHOLDERS OF PAMRAPO BANCORP RECEIVE IN THE MERGER?

A: If the merger agreement is approved and the merger is subsequently completed, holders of Pamrapo’s common stock will receive 1.0 share of BCB Bancorp common stock for each outstanding share of Pamrapo Bancorp common stock they own.

Q: ARE THERE ANY RISKS RELATED TO THE MERGER OR ANY RISKS RELATING TO OWNING BCB BANCORP COMMON STOCK?

A: Yes. We encourage you to carefully review the section entitled “Risks Factors” beginning on page 24.

Q: WHERE WILL MY SHARES OF BCB COMMON STOCK BE LISTED?

A: We intend to apply to have the shares of BCB Bancorp common stock to be issued upon completion of the merger approved for quotation on the Nasdaq Global Market. BCB Bancorp currently trades on the Nasdaq Global Market under the symbol “BCBP.”

Q: AM I ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?

A: No. The stockholders of Pamrapo are not entitled to Appraisal Rights. See “The Proposed Merger and the Merger Agreement- Appraisal Rights.”

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: You should direct any questions regarding the special meeting of stockholders or the merger to Margaret Russo, Corporate Secretary of Pamrapo Bancorp, at (201) 339-4600 or Pamrapo Bancorp’s proxy solicitor, Regan & Associates, Inc., at (800) 737-3426.

2

QUESTIONS AND ANSWERS ABOUT VOTING AT THE

BCB BANCORP, INC. SPECIAL MEETING OF STOCKHOLDERS

Q: WHY AM I RECEIVING THIS JOINT PROXY STATEMENT/PROSPECTUS?

A: We are sending you these materials to help you decide how to vote your shares of Pamrapo stock with respect to the proposed merger. The merger cannot be completed unless Pamrapo stockholders adopt the merger agreement, and BCB stockholders approve the merger agreement, the amendment of BCB’s certificate of incorporation and the issuance of BCB capital stock in the merger. Each of Pamrapo and BCB is holding its special meeting of stockholders to vote on the proposals necessary to complete the merger. Information about these meetings, the merger and the other business to be considered by Pamrapo’s stockholders is contained in this Joint Proxy Statement/Prospectus.

We are delivering this document to you as both a joint proxy statement of BCB and Pamrapo and a prospectus of BCB. It is a joint proxy statement because each of our boards of directors is soliciting proxies from its stockholders. It is a prospectus because BCB will exchange shares of its common stock for shares of Pamrapo in the merger.

Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this Joint Proxy Statement/Prospectus, you may vote by completing, signing, dating and returning your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting.

Q: WHY IS MY VOTE IMPORTANT?

A: The merger agreement must be adopted by a majority of the shares of BCB Bancorp common stock cast at the special meeting. The amendment to the Certificate of Incorporation must be adopted by a majority of the shares of BCB Bancorp common stock cast at the special meeting.

Q: IF MY BROKER HOLDS MY SHARES IN “STREET NAME,” WILL MY BROKER AUTOMATICALLY VOTE MY SHARES FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the instructions your broker provides.

Q: WHAT IF I FAIL TO INSTRUCT MY BROKER TO VOTE MY SHARES?

A: If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting.

Q: CAN I ATTEND THE SPECIAL MEETING AND VOTE MY SHARES IN PERSON?

A: Yes. All stockholders are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting by executing a proxy card. If a broker holds your shares in street name, then you are not the stockholder of record and you must ask your broker how you can vote your shares at the special meeting.

Q: CAN I CHANGE MY VOTE?

A: Yes. If you have not voted through your broker, you can change your vote after you have sent in your proxy card by:

•	providing written notice of revocation to the Secretary of BCB Bancorp;

•	submitting a new proxy card. Any earlier proxies will be revoked automatically; or

•	attending the special meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: BCB Bancorp and Pamrapo Bancorp currently expect to complete the merger in the first quarter of 2010, assuming all of the conditions to completion of the merger have been satisfied.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: You should direct any questions regarding the special meeting of stockholders or the merger to Thomas M. Coughlin, Corporate Secretary of BCB Bancorp, at 201-823-0700.

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which BCB Bancorp refers you before you decide how to vote with respect to the merger agreement. In addition, BCB Bancorp included important business and financial information about Pamrapo Bancorp and BCB Bancorp as appendices. Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless stated otherwise, all references in this Proxy Statement to “BCB” or “BCB Bancorp” are to BCB Bancorp, Inc., all references to “BCB Bank” are to BCB Community Bank, BCB’s wholly-owned banking subsidiary, all references to “Pamrapo” or “Pamrapo Bancorp” are to Pamrapo Bancorp, Inc., all references to “Pamrapo Savings Bank” are to Pamrapo Savings Bank, S.L.A., Pamrapo’s wholly owned banking subsidiary, and all references to the “merger agreement” are to the Merger Agreement, dated as of June 29, 2009, as amended, by and between BCB and Pamrapo, a copy of which is attached as Appendix A to this Joint Proxy Statement/Prospectus.

This document and its appendices, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements of goals, intentions and expectations; (ii) statements regarding business plans, prospects, growth and operating strategies; (iii) statements regarding the asset quality of loan and investment portfolios; (iv) statements regarding estimates of risks and future costs and benefits; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the management of BCB Bancorp and Pamrapo Bancorp and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. See “Forward–Looking Statements” on page 96.

THE MERGER

The merger agreement is attached to this document as Appendix A. BCB Bancorp and Pamrapo Bancorp encourage you to read this agreement carefully, as it is the legal document that governs the merger of Pamrapo Bancorp with and into BCB Bancorp

Pursuant to the merger agreement, Pamrapo Bancorp will merge with and into BCB Bancorp, with BCB Bancorp as the surviving entity. As a result of the merger, the separate corporate existence of Pamrapo Bancorp will cease and BCB Bancorp will succeed to all the rights and be responsible for all the obligations of Pamrapo Bancorp.

In addition, immediately after the merger of Pamrapo Bancorp into BCB Bancorp, Pamrapo Savings Bank will merge into Bayonne Community Bank and the separate corporate existence of Pamrapo Savings Bank shall cease to exist. See “—Subsidiary Merger” beginning on page 74.

Parties to the Merger

BCB Bancorp, Inc. (page 42)

BCB Bancorp, headquartered in Bayonne, New Jersey, is the holding company for Bayonne Community Bank and operates three retail branches in Bayonne and Hoboken, New Jersey and through its executive office. As of June 30, 2009, BCB Bancorp had consolidated assets of $617.6 million, deposits of $450.6 million and stockholders’ equity of $50.8 million.

BCB Bancorp’s principal executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002 and the telephone number is (201) 823-0700.

Pamrapo Bancorp, Inc. (page 43)

Pamrapo Bancorp is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”), the Federal Deposit Insurance Corporation (“FDIC”) and SEC. Currently, Pamrapo Bancorp does not transact any material business other than through its sole subsidiary, Pamrapo Savings Bank.

Pamrapo Savings Bank is a New Jersey-chartered savings and loan association in stock form and a wholly-owned subsidiary of Pamrapo that operates 10 branch offices, seven of which are located in Bayonne, one in Hoboken, one in Jersey City and one in Monroe, New Jersey.

As a community-oriented institution, Pamrapo Savings Bank is principally engaged in attracting retail deposits from the general public and investing those funds in fixed-rate one- to four-family residential mortgage loans and, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans, consumer loans and mortgage-backed securities. Pamrapo Savings Bank’s revenues are derived principally from interest on loans and mortgage-backed securities, interest and dividends on investment securities and short-term investments, and other fees and service charges. Pamrapo Savings Bank’s primary sources of funds are deposits and, to a lesser extent, FHLB-NY advances and other borrowings. Pamrapo Savings Bank deposits are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) administered by the FDIC. The OTS is the primary regulator for Pamrapo Savings Bank.

Pamrapo Savings Bank was organized in 1887 as Pamrapo Building and Loan Association. On October 6, 1952, it changed its name to Pamrapo Savings and Loan Association, a New Jersey chartered savings and loan association in mutual form, and in 1988 Pamrapo Savings and Loan Association changed its name to Pamrapo Savings Bank, S.L.A. Pamrapo Savings Bank’s principal office is located in Bayonne, New Jersey.

Pamrapo Savings Bank has two wholly-owned subsidiaries: Pamrapo Investment Company and Pamrapo Service Corporation. Pamrapo Investment Company manages and maintains certain tangible assets of the Bank for investment purposes. As of April 30, 2009, Pamrapo Service Corporation is no longer doing business.

As of June 30, 2009, Pamrapo Bancorp had assets of $575.5 million, deposits of $449.3 million and stockholders’ equity of $50.4 million. Pamrapo Bancorp’s principal executive office is located at 611 Avenue C, Bayonne, New Jersey 07002, and the telephone number is (201) 339-4600.

Pamrapo Bancorp was incorporated under Delaware law on June 26, 1989 and changed its state of incorporation from Delaware to New Jersey on March 29, 2001. On November 10, 1989, Pamrapo Bancorp acquired Pamrapo Savings Bank, S.L.A. (“Pamrapo Savings Bank”) as a part of its conversion from a New Jersey chartered savings association in mutual form to a New Jersey chartered stock savings association. For more information on Pamrapo Bancorp, see “Where You Can Find More Information” on page ii.

Consideration to be Received in the Merger by Pamrapo Bancorp Stockholders (Page 43)

If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Pamrapo Bancorp common stock will be converted into the right to receive 1.0 share of BCB Bancorp common stock for each share of Pamrapo Bancorp common stock, which we refer to as the exchange ratio.

Holders of Pamrapo Bancorp common stock will not receive any fractional share of BCB shares in the merger. Instead, BCB Bancorp will make a cash payment to each Pamrapo Bancorp stockholder who would otherwise receive a fractional share.

The merger agreement provides for adjustments to the exchange ratio to reflect fully the effect of any stock split, stock dividend, merger, recapitalization, reclassification or other like change in capitalization or other distribution in such common stock prior to the merger. For a more complete description of the merger consideration, see “The Proposed Merger and the Merger Agreement – Merger Consideration” beginning on page 43.

Conversion of Pamrapo Stock Options (Page 44)

At the Effective Time of the merger, each option granted by Pamrapo to purchase shares of Pamrapo common stock which is outstanding and unexercised immediately prior to the Effective Time of the merger, shall be converted automatically into an option to purchase shares of BCB common stock. See “The Proposed Merger and the Merger Agreement – Treatment of Pamrapo Bancorp, Inc. Stock Options” beginning on page 44.

Material United States Federal Income Tax Consequences of the Merger for Pamrapo Bancorp Stockholders (page 84)

Pamrapo Bancorp expects that, for United States federal income tax purposes, holders of Pamrapo common stock generally will not recognize any gain or loss with respect to your shares of Pamrapo Bancorp common stock exchanged for shares of BCB Bancorp common stock in the merger, except with respect to any cash received in lieu of a fractional share interest in BCB Bancorp common stock.

You should read “The Proposed Merger and the Merger Agreement - Material United States Federal Income Tax Consequences of the Merger” starting on page 84 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Pamrapo’s Board of Directors Unanimously Recommends Stockholder Approval of the Merger (page 47)

The board of directors of Pamrapo Bancorp believes that the merger presents a unique opportunity to merge with a leading community financial institution that will have significantly greater financial strength and earning power than Pamrapo Bancorp would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

As a result, Pamrapo Bancorp’s board of directors unanimously approved the merger agreement. Pamrapo Bancorp’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of Pamrapo Bancorp and Pamrapo Bancorp’s stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement.

BCB’s Board of Directors Unanimously Recommends Stockholder Approval of the Merger (page 49)

The board of directors of BCB Bancorp believes that the merger presents a unique opportunity to merge with a leading community financial institution that will have significantly greater financial strength and earning power than BCB Bancorp would have on its own, as well as the added scale necessary to undertake and solidify leadership positions in key business lines.

As a result, BCB Bancorp’s board of directors unanimously approved the merger agreement. BCB Bancorp’s board of directors believes that the merger and the merger agreement are fair to and in the best interests of BCB Bancorp and BCB Bancorp’s stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement and “FOR” the amendment to the Certificate of Incorporation.

Opinion of Pamrapo Bancorp’s Financial Advisor (page 51 and Appendix B)

On June 15, 2009, Endicott Financial Advisors, L.L.C. (“Endicott”) delivered its written opinion to the Pamrapo Bancorp board of directors that, as of that date and subject to the assumptions, considerations and limitations set forth in its opinion, the per share consideration to be received by the shareholders of Pamrapo in the merger is fair, from a financial point of view, to holders of Pamrapo’s common stock. The full text of the opinion of Endicott is included in this Proxy Statement as Appendix B. Pamrapo Bancorp encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Endicott. The opinion of Endicott is directed to Pamrapo Bancorp’s board of directors in connection with its consideration of the merger and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, or any other matter relating to the proposed transaction. Endicott will receive a fee for its services in connection with the merger, including rendering the fairness opinion, a significant portion of which is contingent upon consummation of the merger.

Opinion of BCB Bancorp’s Financial Advisor (page 63 and Appendix C)

In connection with the merger, the board of directors of BCB Bancorp received the written opinion of FinPro, Inc., BCB Bancorp’s financial advisor, as to the fairness, from a financial point of view, of the consideration to be being offered in the merger by BCB Bancorp. The full text of the opinion of FinPro, Inc., is included in this document as Appendix C. BCB Bancorp encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by FinPro, Inc. The opinion of FinPro, Inc. is directed to BCB Bancorp’s board of directors and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger, or any other matter relating to the proposed transaction. FinPro, Inc. will receive a fee for its services in connection with the merger, including rendering the fairness opinion, a significant portion of which is contingent upon consummation of the merger.

Special Meeting of Stockholders of Pamrapo Bancorp (page 38)

Pamrapo Bancorp will hold a special meeting of its stockholders on December 22, 2009, at 11:00 a.m., New York time, at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey. At the special meeting of stockholders, you will be asked to:

•	vote to adopt the merger agreement;

•

approve any adjournment or postponement thereof, including adjourning or postponing the meeting to another time or place, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	conduct any other business that properly comes before the Pamrapo special meeting or any adjournment or postponement of the special meeting.

You are entitled to vote at the special meeting of stockholders if you owned shares of Pamrapo Bancorp common stock at the close of business on the record date, November 6, 2009. On that date, there were 4,935,542 shares of Pamrapo Bancorp common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote at the special meeting for each share of Pamrapo Bancorp common stock that you owned on the record date.

Even if you expect to attend the special meeting of stockholders, Pamrapo Bancorp recommends that you promptly complete and return your proxy card in the enclosed return envelope.

The Pamrapo board of directors recommends that Pamrapo stockholders vote “FOR” the proposals set forth above.

Special Meeting of Stockholders of BCB Bancorp (page 40)

BCB Bancorp will hold a special meeting of its stockholders on December 17, 2009, at 10:00 a.m., New York time, at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey. At the special meeting of stockholders, you will be asked to:

•	vote to adopt the merger agreement;

•

approve any adjournment or postponement thereof, including adjourning or postponing the meeting to another time or place, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement;

•	conduct any other business that properly comes before the Pamrapo special meeting or any adjournment or postponement of the special meeting; and

•	approve an amendment to the BCB Bancorp Certificate of Incorporation to increase the number of shares of authorized Capital Stock to 20,000,000 shares of common stock.

The BCB board of directors recommends that BBC stockholders vote “FOR” the proposals set forth above.

You may vote at the special meeting of stockholders if you owned shares of BCB Bancorp common stock at the close of business on the record date, November 6, 2009. On that date, there were 4,659,475 shares of BCB Bancorp common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of BCB Bancorp common stock you owned on the record date.

Even if you expect to attend the special meeting of stockholders, BCB Bancorp recommends that you promptly complete and return your proxy card in the enclosed return envelope.

Pamrapo Bancorp Stockholder Vote Required (page 38)

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Pamrapo Bancorp common stock cast. As of the record date, directors and executive officers of Pamrapo Bancorp beneficially owned 441,662 shares of Pamrapo Bancorp common stock entitled to vote at the special meeting of stockholders. This represents approximately 8.95% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

BCB Bancorp Stockholder Vote Required (page 40)

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of BCB Bancorp common stock cast. The amendment to the Certification of Incorporation requires the affirmative vote of the holders of a majority of the shares of BCB Bancorp common stock cast. As of the record date, directors and executive officers of BCB Bancorp beneficially owned 1,237,720 shares of BCB Bancorp common stock entitled to vote at the special meeting of stockholders. This represents approximately 26.6% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

Interests of Pamrapo Bancorp’s Directors and Officers in the Merger (page 69)

In considering the recommendation of the board of directors of Pamrapo Bancorp to approve the merger, you should be aware that executive officers and directors of Pamrapo Bancorp have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as Pamrapo Bancorp stockholders.

These interests include, among others, the following:

•

Mr. Kenneth Walter, Vice President, Treasurer and Chief Financial Officer and Interim President and Chief Executive Officer of Pamrapo, will be offered continued employment with BCB upon completion of the merger;

•	Certain officers of Pamrapo will receive payments and retain certain benefits upon the completion of the merger;

•	Mr. Daniel Massarelli, director of Pamrapo, will be designated by BCB to serve as Chairman of the board of directors of BCB Bancorp upon completion of the merger;

•	Certain directors of Pamrapo will become directors of BCB upon completion of the merger;

•	Certain directors from Pamrapo’s current board of directors will provide consulting services to BCB, and

•	Directors and officers of Pamrapo will be indemnified by the combined company with respect to acts or omissions by them in their capacities as such prior to the completion of the merger.

For a further discussion of interests of directors and executive officers in the merger, see “The Proposed Merger and the Merger Agreement — Interests of Pamrapo Directors and Officers in the Merger” beginning on page 69.

Interests of BCB Bancorp’s Directors and Officers in the Merger (page 72)

In considering the recommendation of the board of directors of BCB Bancorp to approve the merger, you should be aware that executive officers and directors of BCB Bancorp have employment and other compensation agreements or plans that give them interests in the merger that are somewhat different from, or in addition to, their interests as BCB Bancorp stockholders.

Regulatory Approvals Required for the Merger (page 78)

BCB Bancorp cannot complete the merger without the prior approval or non-objection of the Federal Reserve Board of Governors, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. BCB Bancorp is in the process of seeking these approvals. While BCB Bancorp does not know of any reason why BCB Bancorp would not be able to obtain the necessary approvals in a timely manner, BCB Bancorp cannot assure you that these approvals and non-objections will occur or what the timing may be or that these approvals and non-objections will not be subject to one or more conditions that affect the advisability of completing the merger.

Conditions to the Merger (page 77)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	The merger agreement must have been adopted by the stockholders of both Pamrapo Bancorp and BCB Bancorp;

•

with respect to each of Pamrapo Bancorp and BCB Bancorp, the representations and warranties of the other party to the merger agreement must be true and correct in all material respects, and each party shall have performed in all material respects its obligations under the merger agreement;

•

the Federal Reserve Board of Governors, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance must have approved the merger and all statutory waiting periods must have expired;

•	there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits, restricts or makes completion of the merger or bank merger illegal;

•

BCB Bancorp’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of BCB Bancorp common stock to be issued to Pamrapo Bancorp stockholders in the merger must have been approved for listing on the Nasdaq Stock Market; and

•	all necessary third party consents shall have been obtained.

BCB Bancorp cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether or not the merger will be completed.

No Solicitation (page 79)

Pamrapo Bancorp and BCB Bancorp each has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger is pending.

Termination of the Merger Agreement (page 80)

BCB Bancorp and Pamrapo Bancorp may mutually agree at any time to terminate the merger agreement without completing the merger. Also, either party may decide, without the consent of the other party, to terminate the merger agreement under specified circumstances, including if the merger is not consummated by June 30, 2010, if the required regulatory approval is not received or if the other party breaches its agreements.

Termination Fee (page 82)

If the merger agreement is terminated by either Pamrapo Bancorp or BCB Bancorp due to the following circumstances:

•

after recommending that stockholders adopt the merger agreement in this joint proxy statement/prospectus, the board of directors of either party withdraws, modifies or qualifies its recommendation in a manner adverse to the other party, or either party fails to call, give proper notice of, convene and hold its special meeting;

•	the acceptance by either party of a superior proposal that the other party decides not to match;

•

subject to further conditions specified in the merger agreement with respect to a control transaction (as such term is defined in the merger agreement) involving either party and a person or entity included in a disclosure schedule to the merger agreement, the failure to consummate the merger on or before June 30, 2010 caused solely by the other party;

•

subject to further conditions specified in the merger agreement with respect to a control transaction (as such term is defined in the merger agreement) involving either party and a person or entity included in a disclosure schedule to the merger agreement, the failure by either party to obtain the required vote of its stockholders; or

•

subject to further conditions specified in the merger agreement with respect to a control transaction (as such term is defined in the merger agreement) involving either party and a person or entity included in a disclosure schedule to the merger agreement, a material breach by either party of its representations, warranties or covenants in the merger agreement, which breach is not cured within the applicable time, the breaching party must pay a termination fee of $2.5 million to the other party. BCB Bancorp and Pamrapo Bancorp agreed to this termination fee arrangement in order to induce each other to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with either BCB Bancorp or Pamrapo Bancorp before the merger is completed. For a more complete description of the Termination Fee, see “The Proposed Merger and the Merger Agreement — Termination Fees” beginning on page 82.

BCB and Pamrapo shall pay the documented fees and expenses of the other party, in an amount not to exceed $750,000, if the terminating party enters into an agreement to be acquired by purchase, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of its outstanding securities or substantially all of its consolidated assets, within six months of such termination. However, if Pamrapo enters into such agreement with a party whose name has been previously disclosed to BCB in the merger agreement, Pamrapo shall pay $2.5 million but shall not pay the documented fees and expenses described in this paragraph, but may be required to pay, subject to the conditions in the merger agreement, the $2.5 million termination fee described above.

If either BCB or Pamrapo fails to timely pay the termination fee to the other, the non-complying party will be obligated to pay the costs and expenses incurred by the other in connection with any action in which it prevails, taken to collect payment of such amounts, together with interest.

Comparison of Stockholders’ Rights (page 88)

BCB and Pamrapo are both New Jersey corporations subject to the provisions of the New Jersey Business Corporation Act. Upon consummation of the merger, stockholders of Pamrapo who receive shares of BCB common stock in exchange for their shares of Pamrapo common stock will become stockholders of BCB and their rights as stockholders of BCB will be governed by BCB’s Amended and Restated Certificate of Incorporation and bylaws and the New Jersey Business Corporation Act. The rights of stockholders of BCB differ in certain respects from the rights of stockholders of Pamrapo.

Appraisal Rights (page 79)

Under Section 11-1 of the New Jersey Business Corporation Act, holders of shares of BCB Bancorp common stock and Pamrapo Bancorp common stock do not have appraisal rights in connection with the merger.

NASDAQ Listing of BCB Bancorp Common Stock; Delisting and Deregistration of Pamrapo Bancorp Common Stock (page 86)

Before the completion of the merger, BCB Bancorp has agreed to file all applications necessary to list on the NASDAQ Global Market the shares of BCB Bancorp common stock to be issued in connection with the merger. BCB has also agreed to promptly file all applications necessary to list on the NASDAQ Global Market the shares of BCB Bancorp common stock to be issued upon the exercise of Pamrapo options. If the merger is completed, Pamrapo Bancorp common stock will cease to be listed on the Nasdaq Global Market and its shares will be deregistered under the Securities and Exchange Act of 1934, as amended.

Accounting Treatment (page 85)

In accordance with accounting principles generally accepted in the United States of America, the merger will be accounted for using the purchase method. The result of this is that the recorded assets and liabilities of BCB Bancorp will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Pamrapo Bancorp will be adjusted to fair value at the date of the merger.

SELECTED HISTORICAL FINANCIAL DATA FOR BCB BANCORP, INC.

The following tables set forth selected historical financial and other data of BCB Bancorp for the periods and at the dates indicated. The information at and for the six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of management of BCB Bancorp, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2009, are not necessarily indicative of the results that may be expected for future periods.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars and share amounts in thousands, except per share data)
Selected financial condition data:
Total assets	$617,620	$578,521	$578,624	$563,477	$510,835	$466,242	$378,289
Loans, net	405,268	392,584	406,826	364,654	318,130	284,451	246,380
Securities available for sale	908	3,725	888	2,056	—	—	—
Securities held to maturity	115,419	151,783	141,280	165,017	148,672	140,002	117,036
Deposits	450,575	412,751	410,503	398,819	382,747	362,851	337,243
Borrowings	114,124	114,124	116,124	114,124	74,124	54,124	14,124
Stockholders’ equity	50,753	49,630	49,715	48,510	51,963	47,847	26,036
Common shares outstanding	4,659	4,640	4,650	4,638	5,008	4,999	2,993
Selected operations data:
Interest income	$17,111	$18,069	$36,623	$34,390	$31,261	$25,128	$20,700
Interest expense	7,854	8,522	16,663	17,217	13,477	9,245	6,945

Net interest income	9,257	9,547	19,960	17,173	17,784	15,883	13,755
Provision for credit losses	650	550	1,300	600	625	1,118	690

Net interest income after provision for credit losses	8,607	8,997	18,660	16,573	17,159	14,765	13,065
Noninterest income (loss)	423	421	(2,054)	1,092	1,260	915	623
Noninterest expense	5,616	5,366	11,314	10,718	9,632	8,206	7,661

Income before income taxes	3,414	4,052	5,292	6,947	8,787	7,474	6,027
Income taxes	1,309	1,472	1,820	2,509	3,220	2,745	2,408

Net income	$2,105	$2,580	$3,472	$4,438	$5,567	$4,729	$3,619

Stock and related per share data:
Earnings per common share:
Basic	$0.45	$0.56	$0.75	$0.92	$1.11	$1.25	$0.97
Diluted	0.45	0.55	0.74	0.90	1.08	1.20	0.93
Cash dividends	0.24	0.19	0.41	0.32	0.30	—	—
Market Price (NASDAQ: BCBP):
High	$10.99	$15.67	$15.67	$18.38	$17.12	$19.49	$17.92
Low	8.50	13.00	9.98	14.80	14.14	14.00	11.04

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars and share amounts in thousands, except per share data)
Selected financial ratios and other data:
Performance ratios:
Return on average assets	0.70%	0.91%	0.60%	0.83%	1.13%	1.14%	1.01%
Return on average equity	8.38	10.61	7.00	8.86	11.12	16.00	15.45
Net interest rate spread	2.79	2.97	3.09	2.71	3.19	3.69	3.73
Net interest margin	3.16	3.43	3.54	3.26	3.69	3.98	3.96
As a percentage of average assets:
Noninterest income (loss)	0.14	0.15	(0.36)	0.20	0.26	0.21	0.17
Noninterest expense	1.88	1.89	1.97	1.99	1.96	1.98	2.15
Efficiency ratio	58.02	53.83	63.19	58.68	50.58	48.85	53.28
Dividend payout ratio	53.3%	33.9%	54.7%	34.8%	27.0%	—%	—%
Capital ratios:
Average stockholders’ equity to average total assets	8.40%	8.58%	8.61%	9.32%	10.19%	7.14%	6.57%
Tier 1 capital to average assets	8.88	9.12	9.22	8.81	10.91	7.75	7.75
Tier 1 capital to risk withholding assets	13.04	13.25	13.38	13.05	15.36	11.59	11.84
Ratio of stockholders’ equity to total assets	8.22%	8.58%	8.59%	8.61%	10.17%	10.26%	6.88%
Asset quality data and ratios:
Total non-accruing loans	$4,977	$282	$3,728	$3,754	$323	$787	$553
Other non-performing assets	1,335	1,345	1,435	806	—	245	457
Allowance for credit losses	5,938	4,562	5,304	4,065	3,733	3,090	2,506
Net loan charge-offs (recoveries)	$16	$53	$61	$268	$(18)	$534	$297
Total non-accruing loans to total loans	1.21%	0.07%	0.90%	1.02%	0.10%	0.27%	0.22%
Total non-performing assets as a percentage of total assets	1.02	0.28	0.89	0.81	0.06	0.22	0.27
Allowance for credit losses to non-accruing loans	119.31	1,617.73	142.27	108.28	1,155.73	392.63	453.16
Allowance for credit losses to total loans	1.44	1.15	1.28	1.10	1.16	1.07	1.01
Net charge-offs (recoveries) to average loans	0.04%	0.01%	0.02%	0.09%	(0.01)%	0.19%	0.13%
Other data:
Number of banking centers	4	4	4	4	3	3	3
Full time equivalent employees	89	84	85	93	87	82	75

SELECTED HISTORICAL FINANCIAL DATA FOR PAMRAPO BANCORP, INC.

The following tables set forth selected historical financial and other data of Pamrapo Bancorp for the periods and at the dates indicated. The information at and for the six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of management of Pamrapo Bancorp, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the six months ended June 30, 2009, are not necessarily indicative of the results that may be expected for future periods.

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars and share amounts in thousands, except per share data)
Selected financial condition data:
Total assets	$575,504	$603,373	$598,012	$657,428	$636,560	$646,086	$639,899
Loans, net	422,463	431,372	437,554	439,053	454,859	438,250	395,800
Securities available for sale:
Mortgage-backed	337	441	419	521	670	780	1,114
Other	376	392	352	396	500	2,541	2,525
Securities held to maturity	113,166	137,560	128,778	134,284	150,221	177,296	209,386
Deposits	449,279	466,679	443,999	507,961	469,941	474,003	489,350
Borrowings	62,000	71,000	89,500	84,000	101,000	106,447	89,084
Stockholders’ equity	50,397	58,377	54,678	58,639	58,568	58,616	55,114
Common shares outstanding	4,936	4,976	4,936	4,976	4,976	4,976	4,975
Selected operations data:
Interest income	$16,290	$17,885	$35,215	$37,102	$37,537	$36,517	$35,983
Interest expense	6,351	8,453	15,405	18,082	15,981	12,430	11,392

Net interest income	9,939	9,432	19,810	19,020	21,556	24,087	24,592
Provision for loan losses	1,375	228	1,630	670	—	110	82

Net interest income after provision for loan losses	8,564	9,204	18,180	18,350	21,556	23,977	24,510
Noninterest income	1,310	1,093	2,423	2,347	2,798	2,541	2,599
Noninterest expense	12,956	7,169	16,420	13,841	13,884	13,543	13,792

Income (loss) before income taxes	(3,082)	3,128	4,183	6,856	10,470	12,975	13,317
Income taxes	71	1,155	1,724	2,504	3,928	5,011	5,373

Net income (loss)	$(3,153)	$1,973	$2,459	$4,352	$6,542	$7,964	$7,944

Stock and related per share data:
Earnings (loss) per common share:
Basic	$(0.64)	$0.40	$0.49	$0.87	$1.31	$1.60	$1.60
Diluted	(0.64)	0.40	0.49	0.87	1.31	1.60	1.59
Cash dividends	0.26	0.46	0.84	0.92	0.92	0.88	0.84
Book value	10.21	11.73	11.08	11.78	11.77	11.78	11.08
Market Price (Nasdaq: PBCI)
High	10.86	20.43	20.43	24.87	26.50	24.75	29.49
Low	4.72	7.25	7.36	17.26	19.00	20.74	20.25
Close	$9.24	$15.48	$7.53	$20.20	$23.56	$21.45	$24.73

	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars and share amounts in thousands, except per share data)
Selected financial ratios and other data:
Performance ratios:
Return on average assets	(1.07)%	0.62%	0.40%	0.69%	1.02%	1.24%	1.24%
Return on average equity	(11.61)	6.74	4.22	7.35	10.95	14.06	15.00
Net interest rate spread	3.04	2.56	2.83	2.56	3.00	3.52	3.66
Net interest margin	3.44	3.02	3.28	3.07	3.43	3.84	3.92
As a percentage of average assets:
Noninterest income	0.44	0.34	0.39	0.37	0.44	0.40	0.41
Noninterest expense	4.38	2.24	2.66	2.19	2.16	2.11	2.15
Efficiency ratio (1)	92.42	67.87	73.44	64.78	58.04	51.05	51.04
Dividend payout ratio	—%	116.02%	169.70%	105.18%	69.97%	54.97%	52.60%
Capital ratios:
Total risk-based capital	14.95%	17.19%	15.25%	15.82%	15.68%	15.25%	15.89%
Tier 1 risk-based capital	13.83	16.42	14.31	15.15	14.96	14.53	15.20
Tier 1 (core) capital	9.02	9.54	9.14	8.43	8.59	8.18	7.92
Ratio of stockholders’ equity to total assets	8.76%	9.68%	9.14%	8.92%	9.20%	9.07%	8.61%
Asset quality data and ratios:
Total non-accruing loans	$12,300	$4,204	$5,553	$3,410	$896	$1,173	$2,261
Other non-performing assets	7,846	4,249	5,682	2,559	1,383	796	326
Allowance for loan losses	6,012	3,383	4,661	3,155	2,651	2,755	2,495
Net loan charge-offs	$24	$—	$124	$166	$104	$(150)	$102
Total non-accruing loans to total loans	2.87%	0.97%	1.26%	0.77%	0.20%	0.27%	0.57%
Total non-performing assets as a percentage of total assets	3.50	1.40	1.88	0.91	0.36	0.30	0.41
Allowance for loan losses to non-accruing loans	48.88	80.47	83.94	92.52	295.87	234.87	110.35
Allowance for loan losses to total loans	1.40	0.78	1.05	0.71	0.58	0.62	0.62
Net charge-offs to average loans	0.01%	0.00%	0.03%	0.04%	0.02%	(0.04)%	0.03%
Other data:
Number of banking centers	10	11	11	11	11	10	10
Full time equivalent employees	89	83	87	86	92	93	99

(1)	Excludes net gain/loss on sale of securities available for sale. Efficiency ratio also excludes losses and expense incurred on foreclosed real estate and provision for litigation loss.

CONDENSED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows information about our consolidated financial condition and operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma information in this Joint Proxy Statement/Prospectus. The table sets forth the information as if the merger had become effective on June 30, 2009, with respect to financial condition data, and at the beginning of the periods presented, with respect to operations data. The pro forma data in the tables assume that the merger is accounted for using the purchase method of accounting. The fair value adjustments contained in the pro forma financial data are preliminary estimates based on data as of June 30, 2009. Final fair value adjustments will be determined as of the closing date and could differ significantly. See “Proposal I: The Proposed Merger and the Merger Agreement — Accounting Treatment” on page 85. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of BCB Bancorp and Pamrapo Bancorp included as appendices in this document.

BCB Bancorp and Pamrapo Bancorp anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition

	As of June 30, 2009 (1)
	BCB Bancorp, Inc. Historical	Pamrapo Bancorp, Inc. Historical	Pro Forma Adjustment(2)		Pro Forma Combined
	(Dollars in thousands)
Assets:
Cash and cash equivalents	$71,271	$22,969	$(3,722	)(6)	$90,518
Securities available for sale	908	713	—		1,621
Securities held to maturity	115,419	113,166	2,533	(3)	231,118
Federal home loan bank stock	5,715	3,900	—		9,615
Loans held for sale	3,379	—	—		3,379
Loans, net	405,268	422,463	5,745	(3)	833,476
Premises and fixed assets	5,479	2,754	6,268	(4)	14,501
Goodwill	—	—	—		—
Core deposits and other intangibles	—	—	914	(7)	914
Other assets	10,181	9,539	(7,546	)(5)(6)(8)	12,174

Total assets	$617,620	$575,504	$4,192		$1,197,316

Liabilities and Stockholders’ Equity:
Liabilities:
Deposits and mortgage escrow accounts	$450,575	$452,120	$1,432	(9)	$904,127
Borrowed funds	110,000	62,000	1,786	(10)	173,786
Subordinated debentures	4,124	—	—		4,124
Other liabilities	2,168	10,987	755	(5)	13,910

Total liabilities	566,867	525,107	3,973		1,095,947

Stockholders’ Equity:
Common stock	332	69	247	(11)	648
Additional paid in capital	46,926	19,340	26,639	(11)	92,905
Retained earnings	12,313	57,492	(53,171	)(5)(11)	16,634
Treasury stock	(8,705)	(23,540)	23,540	(11)	(8,705)
Accumulated other comprehensive income (loss), net of tax effects	(113)	(2,964)	2,964	(11)	(113)

Total stockholders’ equity	50,753	50,397	219		101,369

Total liabilities and stockholders’ equity	$617,620	$575,504	$4,192		$1,197,316

	BCB Bancorp Inc. Historical	Pamrapo Bancorp Inc. Historical	Pro Forma Combined
Ratios
Equity/assets	8.22%	8.76%	8.47%
Tangible equity/tangible assets	8.22%	8.76%	8.40%

(footnotes on page 17)

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

	For the six months ended June 30, 2009(1)
	BCB Bancorp, Inc. Historical	Pamrapo Bancorp, Inc. Historical	Pro Forma Adjustment		Pro Forma Combined
	(Dollars and share data in thousands, except per share data)
Interest income:
Loans	$13,716	$13,204	$(727	)(13)	$26,193
Securities	3,395	3,086	(374	)(12)(13)	6,107

Total interest income	17,111	16,290	(1,101)		32,300

Interest expense:
Deposits	5,376	4,615	(662	)(13)	9,329
Borrowed funds	2,478	1,736	(349	)(13)	3,865

Total interest expense	7,854	6,351	(1,011)		13,194

Net interest income	9,257	9,939	(90)		19,106
Provision for loan losses	650	1,375	—		2,025
Net income after provision for loan losses	8,607	8,564	(90)		17,081

Noninterest income:
Net gain on sale of loans and securities	128	—	—		128
Net gain on sale of branch and deposits	—	492	—		492
Gain on bargain purchase	—		11,224	(5)	11,224
Service fees and other noninterest income	295	818	—		1,113

Total noninterest income	423	1,310	11,224		12,957

Noninterest expense:
Compensation and benefits	2,629	3,939	—		6,568
Occupancy and equipment	1,587	1,279	209	(13)	3,075
Professional expense	185	2,817	—		3,002
Litigation loss reserve	—	3,000	—		3,000
Other	1,215	1,920	3,722	(6)	6,857
Amortization of core deposit intangible	—	—	83	(13)	83

Total noninterest expense	5,616	12,955	4,014		22,585

Income (loss) before income tax expense	3,414	(3,081)	7,120		7,453
Income tax expense	1,309	71	2,375	(8)	3,755

Net income (loss)	$2,105	$(3,152)	$4,745		$3,698

Income per share:
Basic	$0.45	$(0.64)	—		$0.39
Diluted	0.45	(0.64)	—		0.38
Weighted average common shares:
Basic	4,651	4,936	—		9,587	(14)
Diluted	4,677	4,936	—		9,613	(14)

(footnotes on page 17)

(1)	Assumes that the merger was completed at January 1, 2009 utilizing the purchase method of accounting. Estimated fair value adjustments for loans, premises & equipment, deposits, borrowed funds and the director deferred fee plan were determined by the management of BCB Bancorp and Pamrapo Bancorp with the assistance of certain valuation consultants. The resulting premiums and discounts for purposes of the Pro Forma Financial Statements, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger date and will be amortized and accreted into income.
(2)	Reflects the purchase accounting and merger adjustments related to the merger for a price of $9.38 per share in stock. Merger consideration assumes that all Pamrapo Bancorp’s shares are exchanged for 4,935,542 shares of BCB Bancorp stock at a market value of $9.38 per share as of June 30, 2009.
(3)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2009 for loans and securities acquired in the merger. The adjustment was calculated using present value analysis applied to the loan and securities portfolios. Loans were segregated into pools of similar loans. Cash flow was projected using the loan and securities data plus estimates of prepayment speeds. The resulting cash flow was discounted to present value using risk adjusted discount rates applied to each pool of loans and securities. The difference between carrying value and the present value of future cash flows was the yield adjustment. The yield adjustments are amortized into expense on a level yield basis over the estimated lives or repricing periods of the loans and securities.
(4)	Reflects the difference between market values and net carrying values of fixed assets acquired in the merger. Adjustment is amortized as depreciation expense on a straight line basis.
(5)	A reconciliation of the consideration paid by BCB Bancorp and Pamrapo Bancorp’s net assets acquired is as follows (in thousands):

Cost to Acquire Pamrapo Bancorp:
BCB Bancorp common stock issued		$46,295
Pamrapo Bancorp’s Tangible Equity		50,397
Fair Value Adjustments:
Securities held to maturity	$2,533
Loans – yield adjustment	8,233
Loans – credit adjustment	(8,500)
Allowance for loan losses	6,012
Premise and equipment	6,268
Time deposits	(1,432)
Borrowings	(1,786)
Liability for benefit plans	(755)

Fair value adjustment sub-total	10,573
Tax effect on fair value adjustments	(4,018)

Total adjustments to net assets		6,555

Adjusted net assets acquired		56,952
Core deposit intangible	914
Tax effect on core deposit intangible	(347)

Net Core deposit intangible		567

Estimated goodwill recognized, gain on bargain purchase		(11,224)

Gain on bargain purchase		$(11,224)

(6)	Transaction costs associated with the merger are estimated to be $2.6 million, net of taxes. Estimated transaction costs have been recorded as a component of goodwill on the Pro Forma Financial Statements. Based on BCB Bancorp’s and Pamrapo Bancorp’s preliminary estimates. A summary of these costs is as follows (in thousands):

Professional Fees	$1,465
Merger related compensation & benefits	2,257

Estimated pre-tax transaction costs	3,722
Less related tax benefit	1,084

Estimated transaction costs, net of taxes	$2,638

Professional fees include investment banking, legal and other professional fees and expenses associated with shareholder and customer notifications. Merger related compensation and severance costs include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. The foregoing estimates may be refined subsequent to the completion of the merger.

(7)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense using the sum of the years digits method over 10 years. Deferred taxes related to the core deposit intangible amounted to $347,000, and were based on an assumed tax rate of 38%.
(8)	Deferred tax assets on the taxable transaction costs amounted to $1,084,000. Deferred tax liabilities on purchase accounting adjustments amounted to $4,365,000, and were based on an assumed tax rate of 38%.
(9)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2009 for time deposits acquired in the merger. Yield adjustments were calculated using present value analysis. Cash flow each month was the difference between projected interest costs of the remaining deposit base and hypothetical costs calculated using market rates based on a survey of competitor’s rates. Cash flow was discounted to present value using market rates for similar deposits. The yield adjustment is the aggregate present value of the difference. The yield adjustment is accreted into income on a level yield basis over the lives of the acquired time deposits.

(10)	Reflects yield adjustment of $1.8 million on borrowed funds. Yield adjustments reflect the difference between portfolio yields and market rates as of June 30, 2009 for borrowings acquired in the merger. Yield adjustments were calculated using present value analysis. Cash flow for each month was the difference between projected interest costs of the remaining borrowings and hypothetical costs using current market rates based on advances from the FHLB of New York. Cash flow was discounted to present value using market rates. The yield adjustment is the aggregate present value of the difference. The yield adjustment is accreted into income on a level yield basis over the lives of the acquired borrowings.
(11)	Reflects the issuance of 4,935,542 shares of BCB Bancorp’s common stock in the transaction and the elimination of Pamrapo Bancorp’s equity accounts.
(12)	These funds were assumed to have yielded a pre tax rate of 0.11%.
(13)	The following table summarizes the estimated six month impact of the amortization / (accretion) of the purchase accounting adjustments on the pro-forma statement of income.

Category	Premiums / (Discounts)	Estimated Life in Years	Amortization/ (Accretion) Method	June 30, 2009 YTD Amortization / (Accretion)
Investments HTM	$2,533	NA	Level Yield	$372
Loans – yield adjustment	8,233	NA	Level Yield	727
Premise and equipment	6,268	15.0	Straight Line	209
Time deposits	(1,432)	NA	Level Yield	(662)
Borrowings	(1,786)	NA	Level Yield	(349)
Core deposit intangible	914	10.0	Sum of Years Digits	83

Sum of the years digits and straight line methods were utilized in preparing the pro forma statement of income for amortizing and/or accreting the related purchase accounting adjustments. BCB Bancorp has determined that these methods approximate the level yield method that will be utilized for the merger for all adjustments.

The following table summarizes the estimated impact of the amortization / (accretion) of the purchase accounting adjustments made in connection with the merger on BCB Bancorp’s result of operations for the following years:

Projected Future Amounts for the Years Ended December 31,	Core Deposit Intangible	Net (Accretion) / Amortization	Net (Increase)/ Decrease in Income Before Taxes
2008	$166	$689	$855
2009	150	1,251	1,401
2010	133	1,828	1,961
2011	116	1,526	1,642
2012	100	1,240	1,340
2013 and thereafter	249	7,282	7,531

(14)	Basic and fully diluted weighted average common shares outstanding was determined by adding 100 percent of Pamrapo Bancorp’s historical average basic outstanding common shares at the exchange ratio of 1.00 to Pamrapo Bancorp’s historical average basic and diluted outstanding common shares.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

	For the year ended December 31, 2008(1)
	BCB Bancorp, Inc. Historical	Pamrapo Bancorp, Inc. Historical	Pro Forma Adjustment		Pro Forma Combined
	(Dollars and share data in thousands, except per share data)
Interest income:
Loans	$27,248	$27,746	$(1,386	)(13)	$53,608
Securities	9,375	7,469	(776	)(12)(13)	16,068

Total interest income	36,623	35,215	(2,162)		69,676

Interest expense:
Deposits	11,522	11,512	(1,131	)(13)	21,903
Borrowed funds	5,141	3,893	(756	)(13)	8,278

Total interest expense	16,663	15,405	(1,887)		30,181

Net interest income	19,960	19,810	(275)		39,495
Provision for loan losses	1,300	1,630	—		2,930

Net income after provision for loan losses	18,660	18,180	(275)		36,565

Noninterest income:
Net gain on sale of loans and securities	137	—			137
Net gain on sale of branch and deposits	—	—	—		—
Other than temporary impairment on security	(2,915)	—			(2,915)
Gain on bargain purchase	—	—	14,668	(5)	14,668
Service fees and other noninterest income	724	2,423	—		3,147

Total noninterest income	(2,054)	2,423	14,668		15,037

Noninterest expense:
Compensation and benefits	5,492	7,910			13,402
Occupancy and equipment	3,078	2,650	418	(13)	6,146
Professional expense	492	2,798	—		3,290
Other	2,252	3,061	3,722	(6)	9,035
Amortization of core deposit intangible	—	—	166	(13)	166

Total noninterest expense	11,314	16,419	4,306		32,039

Income before income tax expense	5,292	4,184	10,087		19,563
Income tax expense	1,820	1,724	3,502	(8)	7,046

Net income	$3,472	$2,460	$6,585		$12,517

Income per share:
Basic	$0.75	$0.49	$—		$1.30
Diluted	0.74	0.49	—		1.29
Weighted average common shares:
Basic	4,629	4,971	—		9,600	(14)
Diluted	4,706	4,971	—		9,677	(14)

(footnotes on following page)

(1)	Assumes that the merger was completed at January 1, 2008 utilizing the purchase method of accounting. Estimated fair value adjustments for loans, premises & equipment, deposits, borrowed funds and the director deferred fee plan were determined by the management of BCB Bancorp and Pamrapo Bancorp with the assistance of certain valuation consultants. The resulting premiums and discounts for purposes of the Pro Forma Financial Statements, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments, where appropriate, will be determined as of the merger date and will be amortized and accreted into income.
(2)	Reflects the purchase accounting and merger adjustments related to the merger for a price of $9.38 per share in stock. Merger consideration assumes that all Pamrapo Bancorp’s shares are exchanged for 4,935,542 shares of BCB Bancorp stock at a market value of $9.38 per share as of June 30, 2009.
(3)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2009 for loans and securities acquired in the merger. The adjustment was calculated using present value analysis applied to the loan and securities portfolio. Loans were segregated into pools of similar loans. Cash flow was projected using the loan and securities data plus estimates of prepayment speeds. The resulting cash flow was discounted to present value using risk adjusted discount rates applied to each pool of loans and securities. The difference between carrying value and the present value of future cash flows was the yield adjustment. The yield adjustments are amortized into expense on a level yield basis over the estimated lives or repricing periods of the loans and securities.
(4)	Reflects the difference between market values and net carrying values of fixed assets acquired in the merger. Adjustment is amortized as depreciation expense on a straight line basis.
(5)	A reconciliation of the consideration paid by BCB Bancorp and Pamrapo Bancorp’s net assets acquired is as follows (in thousands):

Cost to Acquire Pamrapo Bancorp:
BCB Bancorp common stock issued		$46,295
Pamrapo Bancorp’s Tangible Equity		54,678
Fair Value Adjustments:
Securities held to maturity	$2,533
Loans – yield adjustment	8,233
Loans – credit adjustment	(8,500)
Allowance for loan losses	4,661
Premise and equipment	6,268
Time deposits	(1,432)
Borrowings	(1,786)
Liability for benefit plans	(755)

Fair value adjustment sub-total	9,222
Tax effect on fair value adjustments	(3,504)

Total adjustments to net assets		5,718

Adjusted net assets acquired		60,396
Core deposit intangible	914
Tax effect on core deposit intangible	(347)

Net Core deposit intangible		567

Estimated goodwill recognized, gain on bargain purchase		(14,668)

Gain on bargain purchase		$(14,668)

(6)	Transaction costs associated with the merger are estimated to be $2.6 million, net of taxes. Estimated transaction costs have been recorded as a component of goodwill on the Pro Forma Financial Statements based on BCB Bancorp’s and Pamrapo Bancorp’s preliminary estimates. A summary of these costs is as follows (in thousands):

Professional Fees	$1,465
Merger related compensation & benefits	2,257

Estimated pre-tax transaction costs	3,722
Less related tax benefit	1,084

Estimated transaction costs, net of taxes	$2,638

Professional fees include investment banking, legal and other professional fees and expenses associated with shareholder and customer notifications. Merger related compensation and severance costs include employee severance, compensation arrangements, transitional staffing and related employee benefit expenses. The foregoing estimates may be refined subsequent to the completion of the merger.

(7)	Core deposit intangible is an identifiable intangible asset representing the economic value of the acquired deposit base, calculated as the present value benefit of funding operations with the acquired deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense using the sum of the years digits method over 10 years. Deferred taxes related to the core deposit intangible amounted to $347,000, and were based on an assumed tax rate of 38%.
(8)	Deferred tax assets on the taxable transaction costs amounted to $1,084,000. Deferred tax liabilities on purchase accounting adjustments amounted to $3,851,000, and were based on an assumed tax rate of 38%.
(9)	Yield adjustment to reflect the difference between portfolio yields and market rates as of June 30, 2009 for time deposits acquired in the merger. Yield adjustments were calculated using present value analysis. Cash flow each month was the difference between projected interest costs of the remaining deposit base and hypothetical costs calculated using market rates based on a survey of competitor’s rates. Cash flow was discounted to present value using market rates for similar deposits. The yield adjustment is the aggregate present value of the difference. The yield adjustment is accreted into income on a level yield basis over the lives of the acquired time deposits.

(10)	Reflects yield adjustment of $1.8 million on borrowed funds. Yield adjustments reflect the difference between portfolio yields and market rates as of June 30, 2009 for borrowings acquired in the merger. Yield adjustments were calculated using present value analysis. Cash flow for each month was the difference between projected interest costs of the remaining borrowings and hypothetical costs using current market rates based on advances from the FHLB of New York. Cash flow was discounted to present value using market rates. The yield adjustment is the aggregate present value of the difference. The yield adjustment is accreted into income on a level yield basis over the lives of the acquired borrowings.
(11)	Reflects the issuance of 4,935,542 shares of BCB Bancorp’s common stock in the transaction and the elimination of Pamrapo Bancorp’s equity accounts.
(12)	These funds were assumed to have yielded a pre tax rate of 0.11%.
(13)	The following table summarizes the estimated six month impact of the amortization / (accretion) of the purchase accounting adjustments on the pro-forma statement of income.

Category	Premiums / (Discounts)	Estimated Life in Years	Amortization/ (Accretion) Method	June 30, 2009 YTD Amortization / (Accretion)
Investments HTM	$2,533	NA	Level Yield	$772
Loans – yield adjustment	8,233	NA	Level Yield	1,386
Premise and equipment	6,268	15.0	Straight Line	418
Time deposits	(1,432)	NA	Level Yield	(1,131)
Borrowings	(1,786)	NA	Level Yield	(756)
Core deposit intangible	(914)	10.0	Sum of Years Digits	166

Sum of the years digits and straight line methods were utilized in preparing the pro forma statement of income for amortizing and/or accreting the related purchase accounting adjustments. BCB Bancorp has determined that these methods approximate the level yield method that will be utilized for the merger for all adjustments.

The following table summarizes the estimated impact of the amortization / (accretion) of the purchase accounting adjustments made in connection with the merger on BCB Bancorp’s result of operations for the following years:

Projected Future Amounts for the Years Ended December 31,	Core Deposit Intangible	Net (Accretion) / Amortization	Net (Increase)/ Decrease in Income Before Taxes
2008	$166	$689	$855
2009	150	1,251	1,401
2010	133	1,828	1,961
2011	116	1,526	1,642
2012	100	1,240	1,340
2013 and thereafter	249	7,282	7,531

(14)	Basic and fully diluted weighted average common shares outstanding was determined by adding 100 percent of Pamrapo Bancorp’s historical average basic outstanding common shares at the exchange ratio of 1.00 to Pamrapo Bancorp’s historical average basic and diluted outstanding common shares.

COMPARATIVE PRO FORMA PER SHARE DATA

The table below summarizes selected per share information about BCB Bancorp and Pamrapo Bancorp. The BCB Bancorp per share information and the Pamrapo Bancorp per share information is presented on a pro forma basis to reflect the merger with Pamrapo Bancorp. The Pamrapo Bancorp per share information is presented both historically and on a pro forma basis to reflect the merger. BCB Bancorp has also assumed that the consideration in the merger will be paid in an aggregate of 4,969,542 shares of BCB Bancorp common stock.

The data in the table should be read together with the financial information and the financial statements of BCB Bancorp and Pamrapo Bancorp attached to this joint proxy statement/prospectus. The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of BCB Bancorp and Pamrapo Bancorp or the costs of combining the companies and their operations.

It is further assumed that BCB Bancorp will pay a cash dividend after the completion of the merger at the annual rate of $0.48 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that BCB Bancorp will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

	BCB Bancorp, Inc. Historical	Pamrapo Bancorp, Inc. Historical	Combined Pro Forma Amounts for BCB Bancorp, Inc./Pamrapo Bancorp, Inc.	Pro Forma Pamrapo Bancorp, Inc. Equivalent Shares (1)
Book value per share at June 30, 2009	$10.89	$10.21	$10.56	$10.56
Book value per share at December 31, 2008	10.69	11.08	10.69	10.69
Shares outstanding at June 30, 2009	4,659,475	4,935,542	9,595,017
Shares outstanding at December 31, 2008	4,650,051	4,935,542	9,585,593
Cash dividends paid per common share for the six months ended June 30, 2009	$0.24	$0.26	$0.24	0.24
Cash dividends paid per common share for the year ended December 31, 2008	0.41	0.84	0.41	0.41
Basic earnings (loss) per share from continuing operations:
For the six months ended June 30, 2009	0.45	(0.64)	0.39	0.39
For the year ended December 31, 2008	0.75	0.49	1.30	1.30
Diluted earnings (loss) per share from continuing operations:
For the six months ended June 30, 2009	0.45	(0.64)	0.38	0.38
For the year ended December 31, 2008	0.74	0.49	1.29	1.29

(1)

Calculated by multiplying amounts in the Combined Pro Forma Amounts for BCB Bancorp/Pamrapo Bancorp column by a 1.0 exchange ratio which represents the number of shares of BCB Bancorp common stock a Pamrapo Bancorp stockholder will receive for each share of stock owned.

The following table shows trading information for Pamrapo Bancorp common stock and BCB Bancorp common stock as of market close on June 29, 2009 and November 6, 2009. June 29, 2009 was the last trading date before the parties announced the merger. November 6, 2009 is a recent date before this joint proxy statement/prospectus was finalized, as well as Pamrapo Bancorp and BCB Bancorp’s record date.

Date	BCB Bancorp, Inc. Common Stock	Pamrapo Bancorp, Inc. Common Stock	Equivalent Value for Each Pamrapo Bancorp, Inc. Share
June 29, 2009	$9.50	$9.57	$9.50
November 6, 2009	9.25	7.00	9.25

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

Risks Related to the Merger

BCB Bancorp, Inc. May Fail to Realize the Anticipated Benefits of the Merger.

The success of the merger will depend on, among other things, BCB Bancorp’s ability to realize anticipated cost savings and to combine the businesses of BCB Community Bank and Pamrapo Savings Bank in a manner that permits growth opportunities and does not materially disrupt the existing customer relationships of Pamrapo Savings Bank nor result in decreased revenues resulting from any loss of customers. If BCB Bancorp is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

BCB Bancorp and Pamrapo Bancorp have operated and, until the completion of the merger, will continue to operate, independently. Certain employees of Pamrapo Bancorp will not be employed by BCB Bancorp after the merger. In addition, employees of Pamrapo Bancorp that BCB Bancorp wishes to retain may elect to terminate their employment as a result of the merger which could delay or disrupt the integration process. It is possible that the integration process could result in the disruption of Pamrapo Bancorp’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of BCB Bancorp to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Pamrapo Bancorp, Inc. Directors and Officers Have Interests in the Merger Besides Those of a Stockholder.

Pamrapo Bancorp’s directors and officers have various interests in the merger besides being Pamrapo Bancorp stockholders. These interests include:

•

the appointment of Robert Doria, Robert Hughes, Daniel Massarelli, Kenneth Poesl and Kenneth Walter, current or former directors or officers of Pamrapo Bancorp, to the BCB Bancorp Board, for which each board member, except Kenneth Walter, will receive a fee as a BCB Bancorp and BCB Community Bank board member for each quarterly meeting.

•	the agreement by BCB Bancorp to indemnify Pamrapo Bancorp directors and officers.

•

the entry into an employment agreement and executive agreement by Kenneth Walter, the Interim President and Chief Executive Officer of Pamrapo Bancorp and Pamrapo Savings Bank, with BCB Community Bank and BCB Bancorp, respectively. The employment agreement and executive agreement will be provided to Mr. Walter as consideration for waiving his rights to any benefits under his existing change in control agreement in accordance with a waiver and termination agreement that Mr. Walter entered into with Pamrapo Bancorp and BCB Bancorp at the time of the execution of the merger agreement.

•

the payment to Margaret Russo, the Corporate Secretary and Vice President of Pamrapo Bancorp and Pamrapo Savings Bank, of approximately $307,340, and the right for Ms. Russo to receive continued life insurance coverage and health insurance coverage for 12 months following the closing date of the merger, which has an estimated value of $5,779. These benefits are being provided as consideration for the termination of Ms. Russo’s existing change in control agreement in accordance with a settlement agreement that Ms. Russo entered into with BCB Bancorp, Pamrapo Bancorp, and Pamrapo Savings Bank, at the time of the execution of the merger agreement.

•

the entry into a non-compete agreement by Margaret Russo with BCB Bancorp and BCB Community Bank effective following the completion of the merger, whereby Ms. Russo will receive payments in the aggregate of $346,075 as consideration for not competing with the business interests of BCB Bancorp and BCB Community Bank for two years immediately following the closing date of the merger.

•

the entry into a waiver agreement by director Daniel Massarelli, effective following the completion of the merger, whereby as consideration for waiving his existing benefits under the Pamrapo Savings Bank, Directors’ Consultation and Retirement Plan. Mr. Massarelli will become Chairmen of the Board of Directors of BCB Bancorp effective immediately following the completion of the merger.

•

the entry into consulting agreements by directors Herman Brockman and Patrick Conaghan, with BCB Bancorp and BCB Community Bank following the completion of the merger for a term of 36 months whereby Messrs. Brockman and Conaghan will each receive payments in the aggregate of $120,000.

•	the payment to Francis O’Donnell of $13,900 by Pamrapo Savings Bank, in full satisfaction of its obligations under the Pamrapo Savings Bank, Directors’ Consultation and Retirement Plan.

•

the establishment of a retention bonus pool of $250,000 by Pamrapo Savings Bank, to be awarded to certain Pamrapo Savings Bank, employees who remain employed with Pamrapo Savings Bank, through the closing date of the merger. The employees entitled to receive a retention bonus will be determined by BCB Community Bank following the closing date of the merger. Kenneth Walter will be eligible to receive a retention bonus.

•	the payment of the outstanding benefit obligations to the participants under the Pamrapo Savings Bank, Supplemental Executive Retirement Plan.

•	the termination of the Employee Stock Ownership Plan of Pamrapo Savings Bank and Pamrapo Savings Bank 401(k) Plan.

•	the freezing of the Retirement Plan of Pamrapo Savings Bank.

BCB Bancorp, Inc. Directors and Officers Have Interests in the Merger Besides Those of a Stockholder.

BCB Bancorp’s directors and officers have various interests in the merger besides being BCB Bancorp stockholders. These interests include:

•

the entry into employment agreements by Donald Mindiak, the President and Chief Executive Officer of BCB Bancorp and BCB Community Bank, and by Thomas Coughlin, the Chief Operating Officer of BCB Bancorp and BCB Community Bank, with BCB Community Bank for a term of 36 months. The employment agreements will be provided to Mr. Mindiak and Mr. Coughlin in consideration of waiving their rights to any benefits under their existing change in control agreements and executive agreements in accordance with a waiver agreement that each officer entered into with BCB Bancorp and BCB Community Bank at the time of the execution of the merger agreement.

•

the payment to James Collins, the Senior Lending Officer of BCB Bancorp and BCB Community Bank, of approximately $367,673, and the right for Mr. Collins and his dependents to receive continued life insurance coverage and non-taxable health and dental insurance coverage for 36 months following the effective date of the merger, which has an estimated value of $76,447. These benefits are being provided as consideration for the termination of Mr. Collins’ existing change in control agreement and executive agreement in accordance with a settlement agreement that Mr. Collins entered into with BCB Bancorp and BCB Community Bank at the time of the execution of the merger agreement.

•

the entry into a consulting agreement by James Collins with BCB Bancorp and BCB Community Bank following the completion of the merger for a term of 12 months, whereby Mr. Collins will receive payments, in the aggregate, of $160,000.

•

the entry into a consulting agreement with director August Pellegrini, Jr. with BCB Bancorp and BCB Community Bank following the completion of the merger for a term of 36 months, whereby Dr. Pellegrini will receive payments, in the aggregate, of $120,000.

•

the establishment of a retention bonus pool of $250,000 by BCB Community Bank to be awarded to certain BCB Community Bank employees who remain employed with BCB Community Bank through the closing date of the merger. The employees entitled to receive a retention bonus will be determined by BCB Community Bank following the closing date of the merger. Donald Mindiak and Thomas Coughlin will be eligible to receive a retention bonus.

•	the adoption of an amendment to the BCB Community Bank 401(k) Plan to allow plan participants to invest their account balances in the common stock of BCB Bancorp.

Uncertainty about the merger and diversion of management could harm BCB, Pamrapo or the combined company, whether or not the merger is completed.

BCB Bancorp and Pamrapo Bancorp have operated and, until the completion of the merger, will continue to operate, independently. As a result of the merger, current and prospective employees of Pamrapo or BCB could experience uncertainty about their future with BCB or Pamrapo or the combined company. These uncertainties may impair each company’s ability to retain, recruit or motivate key personnel. Completion of the merger will also require a significant amount of time and attention from management. The diversion of management attention away from ongoing operations could adversely affect ongoing operations and business relationships. In addition, it is possible that the merger could result in the disruption of Pamrapo Bancorp’s or BCB Bancorp’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the combined company to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Results after the merger may materially differ from the pro forma information presented in this Joint Proxy Statement.

Results after the merger may be materially different from those shown in the pro forma information that only show a combination of historical results from BCB and Pamrapo. Merger, integration, restructuring and transaction costs related to the merger of the companies are estimated to be $7.2 million and could be higher or lower depending on how difficult it will be to integrate BCB and Pamrapo. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income earning investments in the future.

Any delay in completion of the merger may significantly reduce the benefits expected to be obtained from the merger.

In addition to the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of BCB and Pamrapo that may prevent, delay or otherwise materially adversely affect its completion. See “The Proposed Merger and the Merger Agreement — Regulatory Approvals Required for the Merger” beginning on page 78 and “The Proposed Merger and the Merger Agreement — Conditions to the Merger” beginning on page 77. BCB and Pamrapo cannot predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger may significantly reduce the synergies and other benefits that BCB and Pamrapo expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

The merger agreement contains provisions that could discourage a potential competing business transaction that might be willing to pay more to complete a business transaction with either party.

The merger agreement contains “no solicitation” provisions that restrict BCB’s and Pamrapo’s ability to solicit or facilitate proposals regarding a merger or similar transaction with another party. Further, there are only limited exceptions to BCB’s or Pamrapo’s agreement that their respective board of directors will not withdraw or adversely qualify its recommendation regarding the merger agreement. Although each of the BCB and Pamrapo’s boards are permitted to terminate the merger agreement in response to a superior proposal if they determine, among other things, that a failure to do so would be inconsistent with their fiduciary duties, its doing so would entitle the other party in certain circumstances to collect a $2.5 million termination fee from the other party. We describe these provisions under “The Proposed Merger and the Merger Agreement — No Solicitation” beginning on page 79, and “—Effect of Termination” and “—Termination Fees” beginning on page 82.

These provisions could discourage a potential competing company from considering or proposing that business transaction, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential competing company proposing to pay a lower consideration than it might otherwise have proposed to pay because of the added expense of the termination fee.

Failure to complete the merger could negatively impact the share price and the future business results of BCB and Pamrapo.

There is no assurance that conditions to completion of the merger will be satisfied, including obtaining shareholder approval and the necessary regulatory approvals. If the merger is not completed for any reason, the price of BCB and Pamrapo common stock and the future results of BCB and Pamrapo could be adversely affected.

Lawsuits have been filed against Pamrapo, members of its board of directors and BCB Bancorp challenging the merger, and any adverse judgment may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Pamrapo, members of its board of directors and BCB Bancorp are named as defendants in a consolidated purported class action lawsuit brought by purported Pamrapo shareholders in the Superior Court of New Jersey, Hudson County Chancery Division, challenging the proposed merger, seeking, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms. Plaintiffs initially filed two separate purported class actions, and the Chancery Division issued an order of consolidation on September 10, 2009. The amended complaint advances claims of breach of fiduciary duty in connection with the merger agreement, and seeks monetary damages or injunctive relief, or both. While Pamrapo does not believe the lawsuit has merit and intends to defend the lawsuit vigorously, predicting the outcome of this lawsuit is difficult. A preliminary injunction could delay or jeopardize the completion of the merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger. An adverse judgment for monetary damages could have a material adverse effect on the operations of the combined company after the merger.

Risks Related to BCB Bancorp, Inc.

BCB Bancorp’s loan portfolio consists of a high percentage of loans secured by commercial real estate and multi-family real estate. These loans are riskier than loans secured by one- to four-family properties.

At June 30, 2009, $252.6 million, or 62.3% of BCB Bancorp’s loan portfolio consisted of commercial and multi-family real estate loans. BCB Bancorp intends to continue to emphasize the origination of these types of loans. These loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrower’s business. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose BCB Bancorp to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

BCB Bancorp may not be able to successfully maintain and manage its growth.

Since December 31, 2004, BCB Bancorp’s assets have grown at a compound annual growth rate of 11.2%, loan balances have grown at a compound annual growth rate of 13.4% and deposits have grown at a compound annual growth rate of 5.0%. BCB Bancorp’s ability to continue to grow depends, in part, upon its ability to expand its market presence, successfully attract core deposits, and identify attractive commercial lending opportunities.

BCB Bancorp cannot be certain as to its ability to manage increased levels of assets and liabilities. BCB Bancorp may be required to make additional investments in equipment and personnel to manage higher asset levels and loans balances, which may adversely impact its efficiency ratio, earnings and shareholder returns.

If BCB Bancorp’s allowance for loan losses is not sufficient to cover actual loan losses, its earnings could decrease.

BCB Bancorp’s loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. BCB Bancorp may experience significant credit losses, which could have a material adverse effect on its operating results. BCB Bancorp makes various assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of its loans. In determining the amount of the allowance for loan losses, BCB Bancorp reviews its loans and its loss and delinquency experience, and evaluates economic conditions. If BCB Bancorp’s assumptions prove to be incorrect, its allowance for loan losses may not cover losses in its loan portfolio at the date of the financial statements. Material additions to BCB Bancorp’s allowance would materially decrease its net income. At June 30, 2009, BCB Bancorp’s allowance for loan losses totaled $5.9 million, representing 1.43% of total loans.

While BCB Bancorp has only been operating for seven years, it has experienced significant growth in its loan portfolio, particularly its loans secured by commercial real estate. Although BCB Bancorp believes it has underwriting standards to manage normal lending risks, and although BCB Bancorp had $6.3 million, or 1.03% of total assets consisting of non-performing assets at June 30, 2009, it is difficult to assess the future performance of its loan portfolio due to the relatively recent origination of many of these loans. BCB Bancorp can give you no assurance that its non-performing loans will not increase or that its non-performing or delinquent loans will not adversely affect its future performance.

In addition, federal and state regulators periodically review BCB Bancorp’s allowance for loan losses and may require it to increase its allowance for loan losses or recognize further loan charge-offs. Any increase in its allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on its results of operations and financial condition.

BCB Bancorp depends primarily on net interest income for its earnings rather than fee income.

Net interest income is the most significant component of BCB Bancorp’s operating income. BCB Bancorp does not rely on traditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. For the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007, BCB Bancorp’s net interest income was $9.3 million, $20.0 million and $17.2 million, respectively. The amount of its net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in its net interest income, BCB Bancorp does not have significant sources of fee income to make up for decreases in net interest income.

If BCB Bancorp’s Investment in the Federal Home Loan Bank of New York is Classified as Other-Than-Temporarily Impaired or as Permanently Impaired, Its Earnings and Stockholders’ Equity Could Decrease.

BCB Bancorp owns common stock of the Federal Home Loan Bank of New York (FHLB-NY). BCB Bancorp holds the FHLB-NY common stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB-NY’s advance program. The aggregate cost and fair value of BCB Bancorp’s FHLB-NY common stock as of December 31, 2008 was $5.7 million, based on the FHLB-NY’s common stock par value. There is no market for its FHLB-NY common stock.

Recent published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to accounting rules and asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB-NY, could be substantially diminished or reduced to zero. Consequently, BCB Bancorp believes that there is a risk that its investment in FHLB-NY common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause its earnings and stockholders’ equity to decrease by the after-tax amount of the impairment charge.

Fluctuations in interest rates could reduce BCB Bancorp’s profitability.

BCB Bancorp realizes income primarily from the difference between the interest it earns on loans and investments and the interest it pay on deposits and borrowings. The interest rates on BCB Bancorp’s assets and liabilities respond differently to changes in market interest rates, which means its interest-bearing liabilities may be more sensitive to changes in market interest rates than its interest-earning assets, or vice versa. In either event, if market interest rates change, this “gap” between the amount of interest-earning assets and interest-bearing liabilities that reprice in response to these interest rate changes may work against BCB Bancorp, and BCB Bancorp’s earnings may be negatively affected.

BCB Bancorp is unable to predict fluctuations in market interest rates, which are affected by, among other factors, changes in the following:

•	inflation rates;

•	business activity levels;

•	money supply; and

•	domestic and foreign financial markets.

The value of BCB Bancorp’s investment portfolio and the composition of our deposit base are influenced by prevailing market conditions and interest rates. BCB Bancorp’s asset-liability management strategy, which is designed to mitigate the risk to it from changes in market interest rates, may not prevent changes in interest rates or securities market downturns from reducing deposit outflow or from having a material adverse effect on its results of operations, financial condition or the value of its investments.

Adverse events in New Jersey, where our business is concentrated, could adversely affect BCB Bancorp’s results and future growth.

BCB Bancorp’s business, the location of its branches and the real estate collateralizing its real estate loans are concentrated in New Jersey. As a result, BCB Bancorp is exposed to geographic risks. The occurrence of an economic downturn in New Jersey, or adverse changes in laws or regulations in New Jersey could impact the credit quality of its assets, the business of its customers and its ability to expand its business.

BCB Bancorp’s success significantly depends upon the growth in population, income levels, deposits and housing in its market area. If the communities in which BCB Bancorp operates does not grow or if prevailing economic conditions locally or nationally are unfavorable, BCB Bancorp’s business may be negatively affected. In addition, the economies of the communities in which BCB Bancorp operates are substantially dependent on the growth of the economy in the State of New Jersey. To the extent that economic conditions in New Jersey are unfavorable or do not continue to grow as projected, the economy in BCB Bancorp’s market area would be adversely affected. Moreover, BCB Bancorp cannot give any assurance that BCB Bancorp will benefit from any market growth or favorable economic conditions in BCB Bancorp’s market area if they do occur.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of June 30, 2009, approximately 97.9% of BCB Bancorp’s total loans were secured by real estate. Adverse developments affecting commerce or real estate values in the local economies in BCB Bancorp’s primary market areas could increase the credit risk associated with BCB Bancorp’s loan portfolio. In addition, substantially all of BCB Bancorp’s loans are to individuals and businesses in New Jersey. BCB Bancorp’s business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of BCB Bancorp’s market area could have an adverse impact on BCB Bancorp’s revenues and financial condition. In particular, BCB Bancorp may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in BCB Bancorp’s market area could adversely affect the value of BCB Bancorp’s assets, revenues, results of operations and financial condition.

BCB Bancorp operates in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

BCB Bancorp is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on BCB Bancorp and BCB Bancorp’s operations. Additional legislation and regulations that could significantly affect BCB Bancorp’s powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on BCB Bancorp’s financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on BCB Bancorp’s results of operations and financial condition.

Like other bank holding companies and financial institutions, BCB Bancorp must comply with significant anti-money laundering and anti-terrorism laws. Under these laws, BCB Bancorp is required, among other things, to enforce a customer identification program and file currency transaction and suspicious activity reports with the federal government. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws or make required reports. Because BCB Bancorp operates its business in the highly urbanized greater Newark/New York City metropolitan area, BCB Bancorp may be at greater risk of scrutiny by government regulators for compliance with these laws.

BCB Bancorp’s expenses will increase as a result of increases in FDIC insurance premiums.

Deposit accounts at BCB Community Bank are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. BCB Community Bank’s deposits, therefore, are subject to Federal Deposit Insurance Corporation deposit insurance assessments. Effective October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) temporarily (until December 31, 2013) raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor.

The Federal Deposit Insurance Corporation imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from five to 43 basis points of the institution’s deposits. On December 22, 2008, the Federal Deposit Insurance Corporation issued a final rule that raised the current deposit insurance assessment rates uniformly by seven basis points (to a range from 12 to 50 basis points) effective for the first quarter 2009. On February 27, 2009, the Federal Deposit Insurance Corporation issued a final rule that altered the way the Federal Deposit Insurance Corporation calculates federal deposit insurance assessment rates beginning in the second quarter of 2009. Under the rule, the Federal Deposit Insurance Corporation first establishes an institution’s initial base assessment rate. This initial base assessment rate ranges, depending on the risk category of the institution, from 12 to 45 basis points. The Federal Deposit Insurance Corporation then adjusts the initial base assessment (higher or lower) to obtain the total base assessment rate. The adjustment to the initial base assessment rate is based upon an institution’s levels of unsecured debt, secured liabilities, and brokered deposits. The total base assessment rate ranges from seven to 77.5 basis points of the institution’s deposits.

On May 22, 2009, the Federal Deposit Insurance Corporation adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. The special assessment was payable on September 30, 2009. BCB Bancorp recorded an expense of $282,000 during the quarter ended June 30, 2009, to reflect the special assessment. The final rule permits the Federal Deposit Insurance Corporation’s board of directors to levy up to two additional special assessments of up to five basis points each during 2009 if the Federal Deposit Insurance Corporation estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the Federal Deposit Insurance Corporation’s board of directors believes would adversely affect public confidence or to a level that will be close to or below zero. The Federal Deposit Insurance Corporation has publicly announced that it is probable that it will levy an additional special assessment of up to five basis points later in 2009, the amount and timing of which are currently uncertain. Any further special assessments that the Federal Deposit Insurance Corporation levies will be recorded as an expense during the appropriate period. In addition, the Federal Deposit Insurance Corporation materially increased the general assessment rate and, therefore, our Federal Deposit Insurance Corporation general insurance premium expense will increase substantially compared to prior periods.

On September 29, 2009, the FDIC issued a proposed rule pursuant to which all insured depository institutions would be required to prepay their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. Under the proposed rule, this pre-payment would be due on December 30, 2009. Under the proposed rule, the assessment rate for the fourth quarter of 2009 and for 2010 would be based on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 would be equal to the modified third quarter assessment rate plus an additional 3 basis points. In addition, each institution’s base assessment rate for each period would be calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. If the proposed rule is passed, we would be required to make a payment of approximately $3.5 million to the FDIC on December 30, 2009, and to record the payment as a prepaid expense, which will be amortized to expense over three years.

In addition to Federal Deposit Insurance Corporation premiums, the Financing Corporation is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance cost and custodial fees on bonds issued by the Financing Corporation in the 1980s to recapitalize the Federal Savings and Loan Insurance Corporation. The bonds issued by the Financing Corporation are due to mature in 2017 through 2019. For the quarter ended December 31, 2008, the annualized Financing Corporation assessment was equal to 1.14% for each $100 in domestic deposits maintained at an institution.

Risks Related to Pamrapo Bancorp, Inc.

Government investigations could materially impact Pamrapo Bancorp’s financial statements and continue to reduce Pamrapo Bancorp’s earnings.

Pamrapo Savings Bank has received federal grand jury subpoenas from the U.S. Attorney’s Office for the District of New Jersey, or the U.S. Attorney’s Office. The subpoenas were issued to Pamrapo Savings Bank in connection with an ongoing investigation regarding Pamrapo Savings Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including Pamrapo Savings Bank’s senior officers and directors, have received grand jury testimony subpoenas in connection with this investigation. In addition, Pamrapo Savings Bank and Pamrapo Service Corporation, a wholly-owned subsidiary of Pamrapo Savings Bank (the “Corporation”), have also received federal grand jury subpoenas from the U.S. Attorney’s Office relating to certain commissions paid to the manager of the Corporation. Pamrapo Savings Bank has, and continues to fully cooperate with this ongoing investigation.

Although no penalties, either criminal or civil, have been imposed on Pamrapo Savings Bank to date as a result of the investigation, it is probable that Pamrapo Savings Bank will incur monetary penalties in the form of fines and forfeitures as a result of these matters. Pursuant to FASB ASC 450 “Contingencies,” a company must accrue funds for a possible litigation loss if a loss is probable and the amount of the expected loss is reasonably estimable. As reported in a Form 8-K filed with the SEC on June 23, 2009, Pamrapo Savings Bank was able to reasonably estimate certain losses, based on new information that had come to light. As a result, Pamrapo Savings Bank accrued a $3.0 million litigation loss reserve to reflect a potential criminal forfeiture, and related costs and expenses in the quarter ended June 30, 2009. It is probable that Pamrapo Savings Bank will incur material losses in addition to the $3.0 million litigation loss reserve described above; however it is not able to reasonably estimate additional losses at this time. Depending on the end result of the investigation, the total amount of penalties and related costs and expenses incurred by Pamrapo Savings Bank may be significantly higher than $3.0 million, and could have a material impact on Pamrapo’s consolidated financial position, results of operations, and regulatory capital ratios. In addition, regardless of the outcome of the investigation, Pamrapo may continue to incur substantial costs in dealing with these matters, which could continue to reduce Pamrapo’s earnings.

Any additional commission amounts recovered by Pamrapo Service Corporation could materially impact Pamrapo Bancorp’s financial statements for the current and prior periods.

Management became aware that certain commission payments from a third-party broker, which were payable to the Pamrapo Service Corporation, as required by its policies and procedures, were being paid directly to the manager of the Pamrapo Service Corporation (the “Manager”). The direct payments to the Manager were made pursuant to a letter between a third-party broker and the president of the Pamrapo Service Corporation. These direct payments constituted a change in commission structure, which was made without the approval of the Board of Directors of the Pamrapo Service Corporation, as required by its policies and procedures. Following an internal inquiry into this matter, Pamrapo Savings Bank determined, based upon the knowledge and understanding at the time of the individuals who conducted the inquiries, that $270,357 was owed by the Manager to the Pamrapo Service Corporation for commissions paid directly to the Manager for the period from August 2007 to December 2008. The $270,357 was repaid by or on behalf of the Manager to the Pamrapo Service Corporation, and Pamrapo Bancorp recognized the amount of $270,357 in earnings during the fourth quarter of 2008.

On February 24, 2009, the Audit Committee of Pamrapo Savings Bank engaged independent forensic accountants to assist with an internal investigation of the business and financial records of the Corporation. On May 5, 2009, the independent forensic accountants issued a report to the Pamrapo Savings Bank’s Audit Committee with respect to the results of their internal investigation (the “Report”). The Report indicates that, based upon the information presented to the forensic accountants on or before April 24, 2009 and the procedures that they performed, the forensic accountants determined that the Manager received funds in the form of commission income directly from broker-dealers and insurance carriers beginning in the year 2005 through his termination on February 12, 2009. According to the Report, the independent forensic accountants determined that, as of May 5, 2009, excluding the $270,357 previously paid to the Corporation, an additional $224,559 in commission revenue for the fiscal years 2005 through 2008 is due to the Corporation by the Manager and certain other individuals previously affiliated with the Corporation. Recovery of any of these amounts is subject to several contingencies, including any claims or defenses put forth by any person or entity that Pamrapo Savings Bank would choose to seek recovery from, including, but not limited to, the former Manager of the Corporation. The amounts are subject to change, based on the receipt of further information. Management has determined that the item is a gain contingency and, in accordance with FASB ASC 450 “Contingencies,” has not reflected any amounts in its consolidated financial statements as of June 30, 2009 and December 31, 2008 and for the three- and six-month periods ended June 30, 2009 and 2008. If it is determined that the Corporation is in fact entitled to any of these amounts and they are in fact recovered, the amounts could be material to the Pamrapo Savings Bank’s current and previously issued consolidated financial statements, and restatements of certain consolidated financial statements may be necessary.

The Report reflects the determinations of the independent forensic accountants, based upon information received and procedures performed through the date of the Report. Pamrapo’s management, board of directors and Audit Committee are still in the process of evaluating the Report and other information as it becomes available to determine additional amounts due, if any.

If Pamrapo Bancorp is unsuccessful in Pamrapo Bancorp’s effort to remediate a material weakness in its internal control over financial reporting over time, it may adversely impact its ability to report its financial condition and results of operations in the future.

Due to a material weakness in its internal control over financial reporting, Pamrapo Bancorp’s management concluded that its disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008. Although Pamrapo Bancorp has taken, and is continuing to take, actions to remediate the weakness in internal control over financial reporting, if Pamrapo Bancorp is unsuccessful in its focused effort to permanently and effectively remediate the weakness over time, it may adversely impact its ability to report its financial condition and results of operations in the future accurately and in a timely manner, and may potentially adversely impact its reputation with stockholders.

Pamrapo Savings Bank is subject to a cease and desist order, which could adversely affect Pamrapo Bancorp.

Pamrapo Savings Bank is subject to supervision and regulation by the OTS. As a regulated savings bank, Pamrapo Savings Bank’s good standing with its regulators is of fundamental importance to the continuation of its business. On September 26, 2008, Pamrapo Savings Bank consented to a cease and desist order (the “Order”) issued by the OTS. The Order requires Pamrapo Savings Bank to strengthen its Bank Secrecy Act and Anti Money Laundering Program, to strengthen its Compliance Maintenance Program and internal controls related to those matters and to take certain other actions identified by the OTS in the Order. Pamrapo Savings Bank has taken and continues to take steps to remediate the deficiencies noted in the Order and to strengthen Pamrapo Savings Bank’s overall compliance programs, including initiatives implemented to enhance, among other things, Pamrapo Savings Bank’s Bank Secrecy Act and Anti Money Laundering Program and its Compliance Management Program. Pamrapo Bancorp cannot predict the further impact of the Order upon its business, financial condition or results of operations or if aspects of the Order will be contained in any regulatory approval to the merger.

The current economic environment poses significant challenges for Pamrapo Bancorp and could adversely affect its financial condition and results of operations.

Pamrapo Bancorp is operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on Pamrapo Bancorp’s borrowers or their customers, which could adversely affect Pamrapo Bancorp’s financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on Pamrapo Bancorp and others in the financial institutions industry. For example, the national economic recession or a further deterioration in local economic conditions in Pamrapo Bancorp’s markets could drive losses beyond that which is provided for in Pamrapo Bancorp’s allowance for loan losses. Pamrapo Bancorp may also face the following risks in connection with these events:

•

Domestic economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in deterioration in credit quality of Pamrapo Bancorp’s loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on Pamrapo Bancorp’s business.

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.

•

The processes Pamrapo Bancorp uses to estimate allowance for loan losses and reserves may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation.

•

Pamrapo Bancorp’s ability to assess the creditworthiness of its customers may be impaired if the models and approaches Pamrapo Bancorp uses to select, manage, and underwrite its customers become less predictive of future charge-offs.

•

Pamrapo Bancorp expects to face increased regulation of its industry, and compliance with such regulation may increase its costs, limit its ability to pursue business opportunities and increase compliance challenges.

As these conditions or similar ones continue to exist or worsen, Pamrapo Bancorp could experience continuing or increased adverse effects on its financial condition and results of operations.

Pamrapo Bancorp relies, in part, on external financing to fund its operations and the unavailability of such funds in the future could adversely impact its growth strategy and prospects.

Pamrapo Savings Bank relies on deposits, advances from the FHLB-New York and other borrowings to fund its operations. Although Pamrapo Bancorp considers such sources of funds adequate for its current capital needs, Pamrapo Bancorp may seek additional debt or equity capital in the future to achieve its long-term business objectives. The sale of equity or convertible debt securities in the future may be dilutive to its stockholders, and debt refinancing arrangements may require Pamrapo Bancorp to pledge some of its assets and enter into covenants that would restrict its ability to incur further indebtedness. There can be no assurance that additional financing sources, if sought, would be available to Pamrapo Bancorp or, if available, would be on terms favorable to Pamrapo Bancorp. If additional financing sources are unavailable or are not available on reasonable terms, Pamrapo Bancorp’s growth strategy and future prospects could be adversely impacted.

Pamrapo Bancorp’s business is subject to interest rate risk and variations in market interest rates may negatively affect its financial performance.

Pamrapo Bancorp is unable to predict fluctuations of market interest rates, which are affected by many factors, including:

•	Inflation;

•	Recession;

•	A rise in unemployment;

•	Tightening money supply; and

•	Domestic and international disorder and instability in domestic and foreign financial markets.

Changes in the interest rate environment may reduce Pamrapo Bancorp’s profits.

Pamrapo Bancorp expects that Pamrapo Savings Bank will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations, especially borrowers with loans subject to negative amortization. Negative amortization involves a greater risk during a period of rising interest rates because the loan principal may increase above the amount originally advanced, which could increase the risk of default. Accordingly, changes in levels of market interest rates could materially and adversely affect Pamrapo Savings Bank’s net interest spread, asset quality, levels of prepayments and cash flows as well as the market value of its securities portfolio and overall profitability.

Pamrapo Savings Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent Pamrapo Bancorp requires such dividends in the future, may affect its ability to service its debt and pay dividends.

Pamrapo Bancorp is a separate legal entity from its subsidiaries and does not have significant operations of its own. The availability of dividends from Pamrapo Savings Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of Pamrapo Savings Bank and other factors, that the OTS, Pamrapo Savings Bank’s primary regulator, could assert that payment of dividends or other payments by Pamrapo Savings Bank constitute an unsafe or unsound practice. In the event Pamrapo Savings Bank is unable to pay dividends to Pamrapo Bancorp, Pamrapo Bancorp may not be able to service its debt, pay its obligations as they become due, or pay dividends on its common stock. Consequently, the inability to receive dividends from Pamrapo Savings Bank could adversely affect Pamrapo Bancorp’s financial condition, results of operations and prospects.

Pamrapo Bancorp’s allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, Pamrapo Bancorp maintains an allowance for loan losses to provide for losses inherent in the loan portfolio. Pamrapo Bancorp’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect its operating results. Pamrapo Bancorp’s allowance for loan losses is based on its historical loss experience, as well as an evaluation of the risks associated with its loans held for investment. During the year ended December 31, 2008, loans charged off totaled $124,000. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond Pamrapo Bancorp’s control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review Pamrapo Bancorp’s loans and allowance for loan losses. While Pamrapo Bancorp believes that its allowance for loan losses is adequate to cover current losses, Pamrapo Bancorp cannot provide assurance that it will not need to increase its allowance for loan losses or that regulators will not require Pamrapo Bancorp to increase this allowance. Either of these occurrences could materially and adversely affect Pamrapo Bancorp’s earnings and profitability.

Pamrapo Bancorp’s business is subject to various lending and other economic risks that could adversely impact Pamrapo Bancorp’s results of operations and financial condition.

Further deterioration in economic conditions, particularly in New Jersey, could hurt Pamrapo Bancorp’s business. Pamrapo Bancorp’s business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond Pamrapo Bancorp’s control. Further deterioration in economic conditions, in particular within New Jersey, could result in the following consequences, any of which could hurt Pamrapo Bancorp’s business materially:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for Pamrapo Bancorp’s products and services may decline; and

•

Collateral for loans made by Pamrapo Bancorp, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with Pamrapo Bancorp’s loans held for investment.

A further downturn in the New Jersey real estate market could hurt Pamrapo Bancorp’s business.

Pamrapo Bancorp’s business activities and credit exposure are concentrated in real estate lending in New Jersey. During 2008 and into 2009, the market for residential housing experienced dramatic declines, with falling home prices and increasing foreclosures. In recognition of the continued deterioration in the housing market and an expected increase in non-performing assets, Pamrapo Bancorp significantly increased its provision for loan losses in fiscal 2008. A further downturn in the New Jersey real estate market could hurt Pamrapo Bancorp’s business because the vast majority of Pamrapo Bancorp’s loans are secured by real estate located within New Jersey. If the significant decline in real estate values continues, especially in New Jersey, the collateral for Pamrapo Bancorp’s loans will provide less security. As a result, Pamrapo Bancorp’s ability to recover the principal amount due on defaulted loans by selling the underlying real estate will be diminished, and Pamrapo Bancorp will be more likely to suffer losses on defaulted loans.

Pamrapo Bancorp may suffer losses in Pamrapo Bancorp’s loan portfolio despite its underwriting practices.

Pamrapo Bancorp seeks to mitigate the risks inherent in its loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral, based on reports of independent appraisers and verification of liquid assets. Although Pamrapo Bancorp believes that its underwriting criteria are appropriate for the various kinds of loans Pamrapo Bancorp makes, Pamrapo Bancorp may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves in its allowance for loan losses.

Recent changes in Pamrapo Bancorp’s management may cause uncertainty in, or be disruptive to, its general business operations.

On February 13, 2009, William J. Campbell retired as President, Chief Executive Officer and director of Pamrapo Bancorp and Pamrapo Savings Bank. Mr. Campbell had been with Pamrapo Bancorp and Pamrapo Savings Bank for over 40 years and had served as President and Chief Executive Officer since 1970. Pamrapo Bancorp’s board of directors has established a search committee that is in the process of seeking a permanent candidate to fill the position. In the meantime, Kenneth D. Walter, Vice President, Treasurer and Chief Financial Officer of Pamrapo Bancorp and Pamrapo Savings Bank, has been appointed as Interim President and Chief Executive Officer of Pamrapo Bancorp and Pamrapo Savings Bank. This change in Pamrapo Bancorp’s management may be disruptive to its business and during the transition period there may be uncertainty with Pamrapo Bancorp’s stockholders and Pamrapo Savings Bank’s customers and employees concerning Pamrapo Bancorp’s future direction and performance. Pamrapo Bancorp’s success will depend on Pamrapo Bancorp’s ability to attract, hire and retain senior management and other key personnel and on the abilities of the new management personnel to function effectively going forward.

Pamrapo Bancorp’s former President and Chief Executive Officer owns a significant amount of Pamrapo Bancorp’s common stock and may make decisions that are not in the best interests of all stockholders.

As of December 31, 2008, William J. Campbell, Pamrapo Bancorp’s former President and Chief Executive Officer, owned approximately 12.2% of Pamrapo Bancorp’s outstanding common stock. As a result, he will have the ability to significantly influence the outcome of the proposed merger and approval of the merger agreement submitted to the vote of Pamrapo stockholders.

Pamrapo Bancorp is subject to extensive regulation, which could adversely affect Pamrapo Bancorp.

Pamrapo Bancorp’s operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of Pamrapo Bancorp’s operations. Pamrapo Bancorp’s business is highly regulated, and the laws, rules and regulations applicable to Pamrapo Bancorp are subject to regular modification and change. There can be no assurance that there will be no laws, rules or regulations adopted in the future which could make compliance more difficult or expensive, or otherwise adversely affect Pamrapo Bancorp’s business, financial condition or prospects.

Pamrapo Bancorp faces strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by Pamrapo Bancorp, which could hurt Pamrapo Bancorp’s business.

Pamrapo Bancorp conducts its business operations primarily in New Jersey. Increased competition within Pamrapo Bancorp’s market area may result in reduced loan originations and deposits. Ultimately, Pamrapo Bancorp may not be able to compete successfully against current and future competitors. Many competitors offer the types of loans and banking services that Pamrapo Bancorp offers. These competitors include other savings associations, national banks, regional banks and other community banks. Pamrapo Bancorp also faces competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, Pamrapo Bancorp’s competitors include national banks and major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions, particularly to the extent they are more diversified than Pamrapo Bancorp, may be able to offer the same loan products and services that Pamrapo Bancorp offers at more competitive rates and prices. If Pamrapo Bancorp is unable to attract and retain banking clients, Pamrapo Bancorp may be unable to continue its loan and deposit growth and Pamrapo Bancorp’s business, financial condition and prospects may be negatively affected.

Higher FDIC deposit insurance premiums and assessments could adversely affect Pamrapo Bancorp’s financial condition.

Pamrapo Savings Bank’s FDIC insurance premiums have increased substantially in 2009, and Pamrapo Savings Bank expects to pay significantly higher premiums in the future. A large number of depository institution failures have significantly depleted the Deposit Insurance Fund (“DIF”) and reduced the ratio of reserves to insured deposits. In order to restore the DIF reserve ratio to its statutorily mandated minimum of 1.15 percent over a period of several years, the FDIC increased deposit insurance premium rates at the beginning of 2009 and imposed a special assessment on June 30, 2009, which amounted to $263,000 for Pamrapo Savings Bank. The FDIC may impose additional special assessments in the future.

On September 29, 2009, in order to ensure sufficient liquidity to pay for projected depository institution failures, the FDIC issued a proposed rule pursuant to which all insured depository institutions would be required to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The proposed prepayment would be due on December 30, 2009. For purposes of calculating the prepaid assessment amount, an institution’s assessment base for the quarter ended September 30, 2009 would be increased quarterly by an estimated five percent annual growth rate through the end of 2012. An institution’s assessment rate for the fourth quarter of 2009 and for all of 2010 would be equal to the rate in effect on September 30, 2009, under the proposed rule, but would be increased by three basis points for all of 2011 and 2012. If the proposed rule is passed, Pamrapo Bancorp would be required to make a payment to the FDIC on December 30, 2009, and to record the payment as a prepaid expense, which would be amortized to expense over three years.

Pursuant to the proposed rule, an insured depository institution would be permitted to transfer any portion of its prepaid assessment to another insured depository institution. Assuming Pamrapo Savings Bank merges into BCB Bank, with BCB Bank as the surviving institution, pursuant to the terms of the plan of bank merger between the two institutions, BCB Bank would be entitled, under the proposed rule, to use any unused portion of Pamrapo Savings Bank’s prepaid assessment not otherwise transferred.

PAMRAPO BANCORP, INC. SPECIAL MEETING OF STOCKHOLDERS

Pamrapo Bancorp is mailing this Joint Proxy Statement/Prospectus to you as a Pamrapo Bancorp stockholder on or about November 16, 2009. With this Joint Proxy Statement/Prospectus, Pamrapo Bancorp is sending you a notice of the Pamrapo Bancorp special meeting of stockholders and a form of proxy that is solicited by the Pamrapo Bancorp board of directors. The special meeting will be held on December 22, 2009 at 11:00 a.m., local time, at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002.

Matter to be Considered

The purposes of the special meeting of stockholders are:

•	to vote on the adoption of the merger agreement;

•

to vote on a proposal to adjourn or postpone the special meeting of stockholders if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

At this time, the Pamrapo board of directors is not aware of any matters, other than those set forth above, that may be presented for action at the special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Shares Outstanding and Entitled to Vote; Record Date

The close of business on November 6, 2009 has been fixed as the record date for determining the Pamrapo Bancorp stockholders entitled to receive notice of and to vote at the special meeting of stockholders and any adjournment or postponement of the special meeting. At the close of business on the record date, there were 4,935,542 shares of Pamrapo Bancorp common stock outstanding and entitled to vote and were held by approximately 1,600 holders of record. Each outstanding share of Pamrapo common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

How to Vote Your Shares

As a stockholder of record, you may vote by completing and returning the proxy card accompanying this Proxy Statement following the instructions therein or by attending the special meeting and voting in person to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend.

You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	providing written notice of revocation to the Secretary of Pamrapo Bancorp;

•	submitting a new completed proxy card with a later date. Any earlier proxies will be revoked automatically; or

•	attending the special meeting and voting in person. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card. If you fail to instruct your broker to vote your shares, the broker will submit an unvoted proxy (a broker non-vote) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote with respect to the merger agreement, and therefore will have no effect on the outcome of the proposal to approve the merger agreement, but will not have the effect as a vote against the proposal to adjourn the Pamrapo special meeting, if necessary.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Pamrapo Bancorp. Pamrapo Bancorp will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Pamrapo Bancorp has retained Regan & Associates, Inc. to assist in the solicitation of proxies for a fee of $8,000, which includes out-of-pocket expenses. In addition to solicitations by mail, Pamrapo Bancorp’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Pamrapo Bancorp common stock entitled to vote is necessary to constitute a quorum at the special meeting of stockholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Pamrapo Bancorp common stock cast. As of November 6, 2009, the record date, directors and executive officers of Pamrapo Bancorp beneficially owned 441,662 shares of Pamrapo Bancorp common stock entitled to vote at the special meeting of stockholders. This represents approximately 8.95% of the total votes entitled to be cast at the special meeting of stockholders. These individuals have agreed to vote “FOR” adoption of the merger agreement.

Recommendation of the Pamrapo Board of Directors

The Pamrapo Bancorp board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Pamrapo Bancorp believes that the merger agreement is fair to Pamrapo Bancorp stockholders and is in the best interest of Pamrapo Bancorp and its stockholders and recommends that you vote “FOR” the approval of the merger agreement. See “The Proposed Merger and the Merger Agreement—Recommendation of the Pamrapo Bancorp Board of Directors and Reasons for the Merger.” The Pamrapo board of directors also unanimously recommends that you vote “FOR” the approval of the proposal to adjourn the special meeting if necessary to solicit additional proxies to vote in favor of the merger agreement.

BCB BANCORP, INC. SPECIAL MEETING OF STOCKHOLDERS

BCB Bancorp is mailing this joint proxy statement prospectus to you as a BCB Bancorp stockholder on or about November 16, 2009. With this document, BCB Bancorp is sending you a notice of the BCB Bancorp special meeting of stockholders and a form of proxy that is solicited by the BCB Bancorp board of directors. The special meeting will be held on December 17, 2009 at 10:00 a.m., local time, at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey.

Matter to be Considered

The purpose of the special meeting of stockholders is to vote on the adoption of the Agreement and Plan of Merger by and between BCB Bancorp and Pamrapo Bancorp, dated as of June 29, 2009, by which Pamrapo Bancorp and Pamrapo Savings Bank will be acquired by BCB Bancorp and to amend the BCB Bancorp, Inc. Certificate of Incorporation to increase the authorized shares of BCB Bancorp common stock.

You may also be asked to vote upon a proposal to adjourn or postpone the special meeting of stockholders. BCB Bancorp could use any adjournment or postponement for the purpose, among others, of allowing additional time to solicit proxies.

Proxy Card, Revocation of Proxy

You should vote by completing and returning the proxy card accompanying this document to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend. You can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Secretary of BCB Bancorp;

•	submitting a properly executed proxy bearing a later date before the special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held in street name, you should follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies and unrevoked proxies will be voted in accordance with the instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the foregoing proposal. The board of directors of BCB Bancorp is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter does properly come before the special meeting, the board of directors of BCB Bancorp intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by BCB Bancorp. BCB Bancorp will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, BCB Bancorp’s directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on November 6, 2009 has been fixed as the record date for determining the BCB Bancorp stockholders entitled to receive notice of and to vote at the special meeting of stockholders. At that time, 4,659,475 shares of BCB Bancorp common stock were outstanding, and were held by approximately 1,500 holders of record.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of BCB Bancorp common stock entitled to vote is necessary to constitute a quorum at the special meeting of stockholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present but will not be counted as votes cast either for or against the merger agreement.

Adoption of the merger agreement requires the affirmative vote of a majority of the shares of BCB Bancorp common stock cast. As of the record date, the directors of BCB Bancorp beneficially owned 1,233,690 shares of BCB Bancorp common stock entitled to vote at the special meeting of stockholders. This represents approximately 26.5% of the total votes entitled to be cast at the special meeting. These individuals have entered into voting agreements pursuant to which they have agreed to vote “FOR” adoption of the merger agreement.

Recommendation of the Board of Directors

The BCB Bancorp board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board of directors of BCB Bancorp believes that the merger agreement is fair to BCB Bancorp stockholders and is in the best interest of BCB Bancorp and its stockholders and recommends that you vote “FOR” the approval of the merger agreement. See “The Proposed Merger and the Merger Agreement—Recommendation of the BCB Bancorp Board of Directors and Reasons for the Merger.”

PROPOSAL I: THE PROPOSED MERGER AND THE MERGER AGREEMENT (FOR

CONSIDERATION AND VOTE BY BCB BANCORP AND PAMRAPO BANCORP STOCKHODLERS)

The description of the merger and the merger agreement contained in this joint proxy statement/prospectus describes the material terms of the merger agreement; however, it does not purport to be complete. It is qualified in its entirety by reference to the merger agreement. BCB Bancorp and Pamrapo Bancorp have attached a copy of the merger agreement as Appendix A.

General

Pursuant to the merger agreement, Pamrapo Bancorp will merge into BCB Bancorp, with BCB Bancorp as the surviving entity. Each outstanding share of Pamrapo Bancorp common stock will be converted into the right to receive 1.0 share of BCB Bancorp common stock. Cash will be paid in lieu of any fractional share of Pamrapo Bancorp common stock. As a result of the merger, the separate corporate existence of Pamrapo Bancorp will cease and BCB Bancorp will succeed to all the rights and be responsible for all the obligations of Pamrapo Bancorp. Immediately after the merger of Pamrapo Bancorp into BCB Bancorp, Pamrapo Savings Bank will merge into Bayonne Community Bank and the separate corporate existence of Pamrapo Savings Bank shall cease to exist.

The Parties

BCB Bancorp, Inc.

BCB Bancorp is a New Jersey corporation, which on May 1, 2003 became the holding company parent of BCB Community Bank. BCB Bancorp has not engaged in any significant business activity other than owning all of the outstanding common stock of BCB Community Bank. BCB Bancorp’s executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002. BCB Bancorp’s telephone number is (201) 823-0700. At June 30, 2009 BCB Bancorp had $617.6 million in consolidated assets, $450.6 million in deposits and $50.8 million in consolidated stockholders’ equity. BCB Bancorp is subject to extensive regulation by the Board of Governors of the Federal Reserve System.

BCB Community Bank, formerly known as Bayonne Community Bank, was chartered as a New Jersey bank on October 27, 2000, and BCB Community Bank opened for business on November 1, 2000. BCB Community Bank changed its name from Bayonne Community Bank to BCB Community Bank in April of 2007. BCB Community Bank operates through three branches in Bayonne and Hoboken, New Jersey, and through BCB Bancorp’s executive office located at 104-110 Avenue C, Bayonne, New Jersey 07002. BCB Community Bank’s deposit accounts are insured by the Federal Deposit Insurance Corporation and BCB Community Bank is a member of the Federal Home Loan Bank System.

BCB Bancorp is a community-oriented financial institution. Its business is to offer FDIC-insured deposit products and to invest funds held in deposit accounts at BCB Bancorp, together with funds generated from operations, in investment securities and loans. BCB Community Bank offers its customers:

•

loans, including commercial and multi-family real estate loans, one- to four-family mortgage loans, home equity loans, construction loans, consumer loans and commercial business loans. In recent years, the primary growth in BCB Community Bank’s loan portfolio has been in loans secured by commercial real estate and multi-family properties;

•	FDIC-insured deposit products, including savings and club accounts, non-interest bearing accounts, money market accounts, certificates of deposit and individual retirement accounts; and

•

retail and commercial banking services, including wire transfers, money orders, traveler’s checks, safe deposit boxes, a night depository, federal payroll tax deposits, bond coupon redemption and automated teller services.

Pamrapo Bancorp, Inc.

Pamrapo Bancorp is a savings and loan holding company and is subject to regulation by the OTS, the FDIC and the SEC. Currently, Pamrapo Bancorp does not transact any material business other than through its sole subsidiary, Pamrapo Savings Bank.

Pamrapo Savings Bank was organized in 1887 as Pamrapo Building and Loan Association. On October 6, 1952, it changed its name to Pamrapo Savings and Loan Association, a New Jersey chartered savings and loan association in mutual form, and in 1988 Pamrapo Savings and Loan Association changed its name to Pamrapo Savings Bank, S.L.A. Pamrapo Savings Bank’s principal office is located in Bayonne, New Jersey. Pamrapo Savings Bank deposits are insured up to applicable limits by the Deposit Insurance Fund (the “DIF”) which is administered by the FDIC.

As a community-oriented institution, Pamrapo Savings Bank is principally engaged in attracting retail deposits from the general public and investing those funds in fixed-rate one- to four-family residential mortgage loans and, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans, consumer loans and mortgage-backed securities. Pamrapo Savings Bank’s revenues are derived principally from interest on loans and mortgage-backed securities, interest and dividends on investment securities and short-term investments, and other fees and service charges. Pamrapo Savings Bank’s primary sources of funds are deposits and, to a lesser extent, FHLB-NY advances and other borrowings.

At December 31, 2008, Pamrapo Bancorp had total consolidated assets of $598 million, deposits of $444 million and stockholders’ equity at $54.7 million. At June 30, 2009, Pamrapo Bancorp had total consolidated assets of $575.5 million, deposits of $449.3 million and stockholders’ equity of $50.4 million.

Pamrapo Bancorp was incorporated under Delaware law on June 26, 1989 and changed its state of incorporation from Delaware to New Jersey on March 29, 2001. On November 10, 1989, Pamrapo Bancorp acquired Pamrapo Savings Bank, S.L.A as a part of its conversion from a New Jersey chartered savings association in mutual form to a New Jersey chartered stock savings association. For more information on Pamrapo Bancorp, see “Where You Can Find More Information” on page ii.

Pamrapo Bancorp maintains a website at www.pamrapo.com.

Merger Consideration

Under the terms of the merger agreement, each outstanding share of Pamrapo Bancorp common stock (other than dissenting shares) will be given the opportunity to convert into the right to receive 1.0 share of BCB Bancorp common stock.

No fractional shares of BCB Bancorp will be issued in connection with the merger. Instead, BCB Bancorp will make a cash payment to each Pamrapo Bancorp stockholder who would otherwise receive a fractional share. Each share of Pamrapo Bancorp common stock that is exchanged for BCB Bancorp common stock would be converted into 1.0 share of BCB Bancorp common stock. Based upon the closing price of BCB Bancorp on November 6, 2009, each share of BCB Bancorp would have a value of $9.25.

Surrender of Stock Certificates

BCB Bancorp will deposit with the exchange agent the certificates representing BCB Bancorp’s common stock to be issued to Pamrapo Bancorp stockholders in exchange for Pamrapo Bancorp’s common stock. Within five business days after the completion of the merger, the exchange agent will mail to Pamrapo Bancorp stockholders election instructions for the exchange of their Pamrapo Bancorp stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of Pamrapo Bancorp’s common stock, together with the signed letter of transmittal, the Pamrapo Bancorp stockholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of BCB Bancorp common stock determined in accordance with the exchange ratio and (ii) a check representing the amount of cash in lieu of fractional shares, if any. Until you surrender your Pamrapo Bancorp stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any BCB Bancorp common stock into which your shares have been converted. No interest will be paid or accrued to Pamrapo Bancorp stockholders on cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the completion of the merger, there will be no further transfers of common stock. Pamrapo Bancorp stock certificates presented for transfer will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you submit an election form and before you receive any consideration for your shares. Upon request, Pamrapo Bancorp’s transfer agent, Registrar and Transfer Co., Cranford, New Jersey, will send you instructions on how to provide evidence of ownership.

If any certificate representing shares of BCB Bancorp’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•

pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by Pamrapo Bancorp stockholders for six months after the effective time of the merger will be returned to BCB Bancorp after such date. Any Pamrapo Bancorp stockholder who has not exchanged shares of Pamrapo Bancorp’s common stock for the purchase price in accordance with the merger agreement before that time may look only to BCB Bancorp for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, BCB Bancorp, Pamrapo Bancorp, the exchange agent or any other person will not be liable to any Pamrapo Bancorp stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Treatment of Pamrapo Bancorp, Inc. Stock Options

In accordance with the merger agreement, each option to purchase shares of Pamrapo Bancorp common stock outstanding and unexercised immediately prior to the effective time of the merger will be converted into options to purchase shares of BCB Bancorp common stock in the same number of shares underlying the option and at the same exercise price.

Background of the Merger

Pamrapo Savings Bank is subject to a cease and desist order issued by the Office of Thrift Supervision, or the OTS, on September 26, 2008, which we refer to herein as the Cease and Desist Order. The Cease and Desist Order was issued as a result of deficiencies identified, during a routine compliance examination of Pamrapo Savings Bank, relating to Pamrapo Savings Bank’s compliance with the Bank Secrecy Act and anti-money laundering laws and regulations. The Cease and Desist Order does not identify or relate to any issues regarding the safety and soundness of Pamrapo Savings Bank. The Cease and Desist Order requires Pamrapo Savings Bank to strengthen its Bank Secrecy Act and anti-money laundering program, to strengthen its compliance maintenance program and internal controls related to those matters and to take certain other actions identified by the OTS in the Cease and Desist Order. Pamrapo Savings Bank has taken, and continues to take, significant steps to remediate the deficiencies and to strengthen its overall compliance programs. Specifically, Pamrapo Savings Bank has implemented initiatives to enhance, among other things, its Bank Secrecy Act and anti-money laundering program and its compliance maintenance program in accordance with the requirements of the Cease and Desist Order.

Pamrapo Savings Bank has also received federal grand jury subpoenas from the U.S. Attorney’s Office for the District of New Jersey, or the U.S. Attorney’s Office. The subpoenas were issued to Pamrapo Savings Bank in connection with an ongoing investigation regarding Pamrapo Savings Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including Pamrapo Savings Bank’s senior officers and directors, have received grand jury testimony subpoenas in connection with this matter. In addition, Pamrapo Savings Bank and its wholly-owned subsidiary, Pamrapo Service Corporation, Inc., have also received federal grand jury subpoenas from the U.S. Attorney’s Office relating to certain commissions paid to the manager of Pamrapo Service Corporation. Pamrapo Savings Bank has, and continues to, fully cooperate with this ongoing investigation, which we refer to herein as the DOJ investigation.

No penalties, either criminal or civil, have been imposed on Pamrapo Savings Bank to date as a result of the DOJ investigation. However, it is probable that Pamrapo Savings Bank will incur monetary penalties in the form of fines and forfeitures as a result of these matters. Pamrapo Savings Bank accrued a $3.0 million litigation loss reserve to reflect a potential criminal forfeiture, and related costs and expenses in the quarter ended June 30, 2009. Pamrapo Savings Bank is only able to reasonably estimate certain losses at this time. It is probable that Pamrapo Savings Bank will incur material losses in addition to the $3.0 million litigation loss reserve described above; however it is not able to reasonably estimate additional losses at this time.

Both prior to and subsequent to the Cease and Desist Order and the DOJ investigation described above, senior management and the board of directors of Pamrapo discussed the possibility of entering into a transaction that would complement and enhance Pamrapo’s competitive strengths and strategic position and increase stockholder value, including acquiring another institution or entering into a merger of equals transaction. To assist Pamrapo with these discussions, and to help explore alternatives with other possible strategic partners, the Pamrapo board of directors hired an advisor, Endicott Financial Advisors, L.L.C., or Endicott.

BCB has historically considered merger and acquisitions on a periodic basis as part of its strategic planning process. These merger alternatives often included Pamrapo due to the franchise fit and community banking focus.

As part of Pamrapo’s exploration of its strategic alternatives, representatives of Pamrapo and BCB often met to discuss the possibility of a merger transaction. Some of these discussions were informal, while others were more formal. In the summer of 2007, William J. Campbell, President and Chief Executive Officer of Pamrapo at the time, and Mark D. Hogan, Chairman of BCB, had several meetings to discuss a possible merger transaction between the two companies. A confidentiality agreement was entered into between the parties, but no formal offers were made by either party, and the parties decided not to pursue a transaction at that time. Shortly thereafter, Pamrapo engaged in exploratory discussions with a larger regional bank holding company that did not materialize into a formal offer.

In April 2008, the parties agreed to re-engage in merger discussions. Mark Hogan sent a letter to William Campbell outlining a merger of equals transaction between Pamrapo and BCB. Over the course of the next several months, the parties discussed the merits of such a transaction and conducted preliminary due diligence. At the beginning of June 2008, the Pamrapo board of directors voted to move forward with comprehensive due diligence with BCB and negotiations of the material terms of a merger agreement. Comprehensive due diligence and negotiations took place over the next several months, and the Pamrapo board of directors was kept apprised of important details of the due diligence and the negotiations by Endicott and legal counsel. During the summer of 2008, the management and directors of BCB met frequently to discuss due diligence results and the status of negotiations. In late September 2008, the management and advisors for both Pamrapo and BCB updated due diligence information. In early October 2008, BCB management updated BCB’s board of directors on the due diligence results. In early October 2008, frequent discussions occurred between the financial advisors to finalize the exchange ratio. At the beginning of October 2008, the Pamrapo board of directors decided not to pursue the merger due to the unstable economic environment and the deteriorating regional credit market. At a board meeting in the beginning of October 2008, the board of directors of BCB elected to terminate discussions due to the inability to reach agreement on the exchange ratio.

In February 2009, recognizing that Pamrapo’s circumstances had changed following the issuance of the Cease and Desist Order, the nature of the DOJ investigation, and William Campbell’s retirement from management and the board of directors, Pamrapo and BCB resumed merger discussions. That same month, Kenneth D. Walter was appointed Interim President and Chief Executive Officer of Pamrapo by its board of directors and, under the board’s direction, began leading the negotiations on Pamrapo’s behalf. In March 2009, BCB proposed a one to one stock exchange ratio, which was higher than the exchange ratio discussed in October 2008. The Pamrapo board of directors agreed to this exchange ratio as it fit the merger of equals structure they viewed beneficial to the Pamrapo shareholders. During the next several weeks, Pamrapo and BCB negotiated the terms of the transaction and the related documents and agreements, and Pamrapo and BCB renewed their respective due diligence examinations of each other. Over the course of the negotiations and due diligence with BCB, the Pamrapo board of directors was kept apprised of important details. During this period of time, the Pamrapo board of directors routinely met, on an informal basis, with each other and with the BCB board to discuss the status of the due diligence and the negotiations.

In Spring 2009, Pamrapo received unsolicited inquiries from two regional bank holding companies. During the first week of April 2009, Pamrapo and BCB performed on-site due diligence. On April 13, 2009, the Pamrapo board of directors met and reviewed the status of the BCB negotiations and due diligence as well as the two unsolicited inquiries. With respect to BCB, the board discussed Pamrapo’s business and financial results and the synergies and strategic benefits that could arise from a merger of equals as compared to Pamrapo’s prospects as a stand-alone entity. The Pamrapo board viewed BCB’s strong management team and its compliance record, as well as the anticipated financial results from the operating synergies, as some of the key reasons to move forward with the merger of equals transaction. The Pamrapo board directed management and its advisors to continue to work on consummating a merger of equals transaction with BCB; the board of directors also directed Endicott to explore the recently received inquiries.

On April 8, 2009, the board of directors of BCB met with members of BCB management and FinPro to discuss the due diligence results and receive an update on the status of negotiations. Particular attention was afforded to the DOJ investigation and other regulatory and litigation matters related to Pamrapo.

On April 30, 2009, Pamrapo’s management and Endicott met with representatives of the two regional bank holding companies after signing confidentiality agreements. During those meetings, Pamrapo disclosed nonpublic information with respect to its business operations, as well as, information pertaining to the DOJ investigation and other regulatory and litigation matters. Following those meetings, the two companies provided Endicott with non-binding preliminary indications of interest. Both were subject to potential significant reduction, based on the results of comprehensive due diligence to be conducted at a later date and the outcome of the DOJ investigation and other regulatory and litigation matters.

On May 21, 2009, a meeting was held between Pamrapo and BCB that included directors and management from both companies, as well as their respective strategic advisors and legal counsel, to negotiate the significant terms of the merger agreement. This included a termination provision for both Pamrapo and BCB should another party bring a superior proposal, as defined in the merger agreement, to either Pamrapo or BCB subsequent to the signing of the merger agreement. It also included a special termination provision if certain litigation and regulatory matters were not settled prior to the closing of the merger transaction.

During June 2009, the Board of Directors of BCB met multiple times with advisors to review the status of negotiations, the draft definitive agreements, as well as any update on the status of the DOJ investigation.

On June 15, 2009, Pamrapo’s board met with Endicott and legal counsel to review and discuss the current terms of a transaction with BCB, as well as the terms of the two unsolicited inquiries which had now been submitted as non-binding preliminary indications of interest. Endicott advised Pamrapo’s board that the terms of the two preliminary indications of interest included a sale of Pamrapo for a combination of cash and stock, but by their terms were both subject to potential significant reduction of consideration based on due diligence of loan deterioration, legal, regulatory, and compliance issues. With respect to BCB, Pamrapo’s legal counsel provided a detailed analysis of the legal terms of the transaction, and Endicott discussed a range of matters, including the amount and form of the merger consideration, the structure of the transaction, business and financial information regarding the parties, Pamrapo’s historical stock price performance, and valuation methodologies and other analyses used. Endicott then rendered to the Pamrapo board of directors its fairness opinion that, as of such date, and based upon and subject to factors and assumptions set forth therein, the per share consideration to be received by the shareholders of Pamrapo in the proposed BCB transaction was fair, from a financial point of view to the shareholders of Pamrapo.

After lengthy discussion, the Pamrapo board of directors determined that the merger offered by BCB, and the benefits to Pamrapo and its shareholders from such a merger, was in the best interests of Pamrapo’s shareholders. On June 17, 2009, the Pamrapo board of directors unanimously agreed to approve a merger transaction with BCB, subject to the negotiation of the final terms and conditions of a definitive merger agreement and other related agreements.

On June 29, 2009, the board of directors of BCB met with FinPro and legal counsel to review the deal terms and the final changes to the definitive agreement. At that meeting, FinPro provided its fairness opinion which concluded that the consideration to be offered in the merger by BCB Bancorp was fair to BCB Bancorp’s stockholders from a financial point of view.

The definitive agreement was signed on the evening of June 29, 2009, by Pamrapo and BCB, and prior to the opening of the securities markets on the next date, a joint news release was issued, announcing the transaction.

Recommendation of the Pamrapo Bancorp, Inc. Board of Directors and Reasons for the Merger

The terms of the merger agreement, including the consideration to be paid to Pamrapo stockholders, were the result of arms’ length negotiations. In evaluating the merger transaction with BCB and concluding that the merger presented a more favorable opportunity for maximizing stockholder value than Pamrapo’s other options, including continuing to operate independently, the Pamrapo board of directors considered a number of factors, including, but not limited to:

•	the consideration to be paid to Pamrapo’s stockholders relative to the market value, book value and earnings per share of Pamrapo common stock;

•

the strategic fit of BCB and Pamrapo as community-oriented banking institutions, including the belief that the merger has the potential to enhance stockholder value through growth opportunities and synergies resulting from combining the companies’ complementary operating and personnel strengths and assets;

•	the ability of the combined entities to compete in relevant markets and the strength of the combined BCB and Pamrapo management groups;

•	BCB’s historical record with respect to regulators, including its anti-money laundering compliance record, and the potential benefits these aspects of BCB’s business may have on the combined company;

•

the belief that the general terms and conditions of the merger agreement, including the parties’ representations, warranties, covenants and the termination provisions of the agreement of the merger, are fair to and in the best interest of the Pamrapo stockholders;

•	the social and economic impact of the merger on Pamrapo’s and Pamrapo Bank’s customers and employees, and on the communities where Pamrapo is located;

•	increased stockholder liquidity as a result of the merger;

•

the likelihood that Pamrapo, on an independent basis, would not be able to achieve, for the foreseeable future, the economies of scale and per share value that shareholders would achieve in the combined company;

•

the Pamrapo board of directors’ understanding of the current and prospective environment in which Pamrapo operates, including national and local economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on Pamrapo’s potential growth, profitability and strategic options in light of, and in the absence of, the merger;

•	available current information regarding the businesses, operations, earnings, financial condition, management and prospects of Pamrapo and BCB;

•

available historical information concerning Pamrapo and BCB’s respective businesses, financial performance and condition, asset quality, operations, management, competitive position, dividends and stock performance;

•	the financial condition and results of operations of Pamrapo and BCB before and after giving effect to the merger, based on due diligence and earnings estimates for Pamrapo and BCB;

•	that the merger is expected to be accretive to GAAP earnings per share of BCB;

•

the belief that the receipt of BCB common stock in the merger generally would permit Pamrapo stockholders who receive BCB common stock to defer any federal income tax liability associated with the increase in the value of their security holdings as a result of the merger;

•

the terms and conditions of the merger agreement and voting agreements, the agreement of the directors and executive officers of Pamrapo and Pamrapo Savings Bank to vote in favor of the merger agreement, the limitations on the interim business operations of Pamrapo, the conditions to consummation of the merger, the circumstances under which the merger agreement could be terminated and the advice of Pamrapo’s financial advisor;

•

the fact that the merger agreement allows the Pamrapo board of directors to change or withdraw its recommendation of the merger agreement if a superior proposal is received from a third party or if the Pamrapo board of directors determines that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law, subject to the payment of a termination fee upon termination under certain circumstances;

•	Pamrapo’s lack of receipt of an offer superior to the BCB transaction;

•	the likelihood that the merger will be completed, including the likelihood that the regulatory and stockholder approvals needed to complete the merger will be obtained; and

•	the opinion of Endicott that the consideration was fair as of the date of the merger agreement, from a financial point of view, to Pamrapo stockholders.

THE COMPLETE TEXT OF THE ENDICOTT FINANCIAL ADVISORS LLC’S WRITTEN OPINION THAT WAS DELIVERED TO THE PAMRAPO BANCORP, INC. BOARD OF DIRECTORS IS INCLUDED AS APPENDIX B TO THIS PROXY STATEMENT-PROSPECTUS. PAMRAPO BANCORP, INC. STOCKHOLDERS ARE URGED TO READ ENDICOTT FINANCIAL ADVISORS LLC’S OPINION IN ITS ENTIRETY.

The Pamrapo board of directors also considered the potential adverse consequences of the proposed merger, including, but not limited to:

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the risks that the market price of BCB common stock will significantly decrease, that general economic conditions will change or that BCB or Pamrapo’s business prospects may decline prior to the completion of the merger;

•	the risk that the merger will not be consummated;

•

the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would materially and adversely affect the financial results of the combined entity;

•

Pamrapo may incur significant risks and costs if the merger does not close, including the diversion of management and employee attention during the period after the signing of the merger agreement and the potential effect on Pamrapo’s business and relations with customers, suppliers and regulators;

•

the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging proposals for alternative business proposals involving Pamrapo, including the restriction on Pamrapo’s ability to solicit proposals for alternative transactions, to obtain information with respect to any alternative acquisition proposal, the limitation to a negotiating period after receipt by Pamrapo of a superior proposal, and the termination fee provisions in the merger agreement, could discourage a competing proposal to acquire Pamrapo or reduce the price in an alternative transaction;

•	certain of Pamrapo’s directors and officers may have interests in the merger, as they may receive certain benefits that are different from, and in addition to, those of Pamrapo’s other stockholders;

•	the fees and expenses associated with completing the merger;

•

the requirement that Pamrapo conduct its business in the ordinary course and the other restrictions on Pamrapo’s conduct of its business prior to completion of the merger, which may delay or prevent Pamrapo from undertaking business opportunities that may arise, pending completion of the merger;

•	the challenges of combining the businesses, assets and workforces of the two companies;

•	the risk of not achieving expected operating efficiencies or growth;

•	potential loss, or changes of conditions, of employment for certain Pamrapo and Pamrapo Savings Bank employees following the merger; and

•	potential reaction of some local communities within Pamrapo’s operating footprint and of Pamrapo Savings Bank customers to BCB.

The above discussion of the information and factors considered by the Pamrapo board of directors is not intended to be all inclusive, but does include the material factors the Pamrapo board of directors considered. In reaching its determination to approve and recommend the merger, the Pamrapo board of directors did not assign any relative or specific weight to the foregoing factors, and individual directors may have given differing weight to different factors.

The Pamrapo board of directors believes that the merger is in the best interests of Pamrapo and its stockholders. Accordingly, the Pamrapo board of directors has approved the merger agreement and recommends unanimously that you vote for the adoption of the merger agreement.

THE PAMRAPO BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ADOPTION OF THE AGREEMENT AND PLAN OF MERGER BY THE STOCKHOLDERS OF PAMRAPO BANCORP, INC.

Recommendation of the BCB Bancorp, Inc. Board of Directors and Reasons for the Merger

BCB Bancorp’s board of directors reviewed and discussed the merger with BCB Bancorp’s management and its outside legal and financial advisors in determining that the merger is fair to, and in the best interests of, BCB Bancorp and its stockholders. In reaching its conclusion to adopt the merger agreement, BCB Bancorp board of directors considered a number of factors, including, among others, the following factors that supported a decision to proceed with the merger:

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the BCB Bancorp board of directors’ understanding of, and the presentations of the BCB Bancorp management and financial advisor regarding each of BCB Bancorp’s and Pamrapo Bancorp’s business, operations, management, financial condition, earnings and prospects;

•	the results of BCB Bancorp’s due diligence of Pamrapo Bancorp;

•

the BCB Bancorp board of directors’ knowledge of the current and prospective environment in which BCB Bancorp operates, including national and local economic conditions, the competitive environment, the trend toward consolidation in the financial services industry and the likely effect of these factors on BCB Bancorp’s potential growth, profitability and strategic options;

•	the Board’s view, based upon inquiries to other possible strategic partners, that the merger was the most favorable alternative available;

•	the likelihood that the merger will be completed, including the likelihood that the regulatory and stockholder approvals needed to complete the merger will be obtained; and

•

the financial information and analyses provided by FinPro, Inc. to the BCB Bancorp board of directors, and FinPro, Inc.’s opinion to the BCB Bancorp board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions, qualifications, conditions, limitations and other matters set forth in such opinion, the consideration to be received by the holders of shares of BCB Bancorp common stock pursuant to the merger is fair from a financial point of view to such holders.

THE COMPLETE TEXT OF THE FINPRO, INC. WRITTEN OPINION THAT WAS DELIVERED TO THE BCB BANCORP, INC. BOARD OF DIRECTORS IS INCLUDED AS APPENDIX C TO THIS PROXY STATEMENT-PROSPECTUS. BCB BANCORP, INC. STOCKHOLDERS ARE URGED TO READ THE FINPRO OPINION IN ITS ENTIRETY.

The BCB Bancorp board of directors also considered several factors that did not support a decision to proceed with the merger, including, among others, the following:

•	the challenges associated with seeking the regulatory approvals required to complete the merger in a timely manner;

•	the risks and costs to BCB Bancorp if the merger is not completed, including the diversion of management and employee attention;

•

the requirement that BCB Bancorp conduct its business in the ordinary course and the other restrictions on BCB Bancorp’s conduct of its business prior to completion of the merger, which may delay or prevent BCB Bancorp from undertaking business opportunities that may arise, pending completion of the merger; and

•	the fact that a termination fee is payable to Pamrapo Bancorp under specified circumstances.

The BCB Bancorp board of directors determined that the factors supporting the merger were substantially more persuasive than the factors not supporting the merger.

The discussion of the information and factors considered by the BCB Bancorp board of directors is not exhaustive, but includes all material factors considered by the BCB Bancorp board of directors. The BCB Bancorp board of directors evaluated the factors described above, including asking questions of BCB Bancorp’s management and BCB Bancorp’s legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of BCB Bancorp and its stockholders. The BCB Bancorp board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support its determination. It should be noted that this explanation of the BCB Bancorp board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward-Looking Statements.”

The BCB Bancorp board of directors determined that the merger, the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of BCB Bancorp and its stockholders. Accordingly, the BCB Bancorp board of directors unanimously approved the merger agreement.

On the basis of these considerations, the merger agreement was unanimously approved by BCB Bancorp’s board of directors.

THE BCB BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ADOPTION OF THE AGREEMENT AND PLAN OF MERGER BY THE STOCKHOLDERS OF BCB BANCORP, INC.

Opinion of Pamrapo’s Financial Advisor

Since March 19, 1999, Endicott Financial Advisors, L.L.C., or Endicott, has provided strategic, financial and transaction advice to Pamrapo on an ongoing basis pursuant to an engagement agreement and certain amendments executed by Endicott and Pamrapo. Endicott’s engagement encompassed assisting Pamrapo in analyzing, structuring, negotiating and effecting a transaction with BCB. Endicott is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Pamrapo and its business. As part of its investment banking business, Endicott is engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On June 15, 2009, the Pamrapo board of directors held a meeting to evaluate the proposed merger of BCB and Pamrapo. At this meeting, Endicott reviewed the financial aspects of the proposed merger and rendered an oral opinion, subsequently confirmed in writing, to Pamrapo that, as of such date, and based upon and subject to factors and assumptions set forth therein, the per share consideration to be received by the shareholders of Pamrapo in the merger is fair, from a financial point of view, to the shareholders of Pamrapo. The Pamrapo board of directors approved the merger agreement on a subsequent meeting held on June 17, 2009, subject to management, financial advisors and legal counsel finalizing certain aspects of the agreement.

The full text of Endicott’s written opinion, dated June 15, 2009, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this Joint Proxy Statement Prospectus. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Pamrapo’ shareholders are urged to read the opinion in its entirety.

Endicott’s opinion speaks only as of the date of the opinion. The opinion is directed to the Pamrapo board of directors and addresses only the fairness, from a financial point of view, to the shareholders of Pamrapo, of the per share consideration to be received by the shareholders of Pamrapo in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Pamrapo shareholder as to how the shareholder should vote at the Pamrapo special meeting on the merger or any other matter.

In connection with its opinion, Endicott reviewed, analyzed and relied upon material information bearing upon the merger and the financial and operating condition of Pamrapo and BCB and the merger, including among other things, the following:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of each of Pamrapo and BCB that Endicott deemed relevant;

•	BCB’s Annual Report on Form 10-K for the year ended December 31, 2008 and Pamrapo’ Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2008;

•	the internal financial forecast for Pamrapo as prepared by and discussed with senior management of Pamrapo;

•	the internal financial forecast for BCB as prepared by and discussed with senior management of BCB;

•

the pro forma impact of the merger on the combined company, based on assumptions related to transaction expenses, purchase accounting adjustments, cost savings and other synergies as discussed with the senior management of Pamrapo;

•

publicly reported historical price and trading activity for the common stock of Pamrapo, including a comparison of certain financial and stock market information of Pamrapo with similar publicly available information for certain other companies, the securities of which are publicly traded;

•

publicly reported historical price and trading activity for the common stock of BCB, including a comparison of certain financial and stock market information of BCB with similar publicly available information for certain other companies, the securities of which are publicly traded;

•	to the extent publicly available, the financial terms of certain recent business combinations in the banking industry;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Endicott considered relevant.

Endicott also held discussions with members of senior management of Pamrapo and BCB regarding the past and current business operations, regulatory relationships, financial condition, and future prospects of each of Pamrapo and BCB and such other matters that Endicott deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, Endicott relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Endicott relied upon the management of Pamrapo and BCB as to the reasonableness and achievability of the internal financial and operating forecasts, projections and cost savings information (and assumptions and bases therefore) provided to Endicott and Endicott assumed that such forecasts, projections and cost savings information reflect the best currently available estimates and good faith judgments of the respective management of Pamrapo and BCB and that such forecasts, projections and cost savings information will be realized in the amounts and in the time periods currently estimated by the respective management of Pamrapo and BCB. Endicott is not an expert in the independent valuation of the adequacy of allowances for loan losses and based its analysis on the work performed by and judgments made by Pamrapo. Endicott did not make or obtain any evaluations or appraisals of specific assets, the collateral securing the assets, or liabilities of BCB or Pamrapo or any of their subsidiaries or the collectability of any such assets. Endicott did not make an independent evaluation of the allowance for loan losses of Pamrapo or BCB, nor has Endicott examined or reviewed any individual credit files relating to Pamrapo or BCB. Endicott assumed, with Pamrapo’s consent, that the respective allowances for loan losses for Pamrapo and BCB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

The internal projections furnished to and used by Endicott in certain of its analyses were prepared by Pamrapo’s and BCB’s senior management team. Pamrapo and BCB do not publicly disclose internal management projections of the type provided to Endicott in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The internal projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the internal projections. Any estimates or internal projections contained in the analyses performed by Endicott are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or internal projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

At the direction of Pamrapo’s board of directors, Endicott was not asked to, and it did not, offer any opinion as to the terms of the merger agreement or the form of the merger, other than the consideration, to the extent expressly specified in Endicott’s opinion. Endicott expressed no opinion as to what the value of BCB’s common stock would be when issued to Pamrapo shareholders pursuant to the merger or the prices at which Pamrapo common stock or BCB common stock would trade at any time. Endicott expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of Pamrapo or BCB or any class of such persons relative to the stockholders of Pamrapo or BCB or with respect to the fairness of any such compensation. Additionally, Endicott’s opinion did not address the relative merits of the merger as compared to any alternative business strategies that might exist for Pamrapo, nor did it address the effect of any other business combination in which Pamrapo might engage.

For purposes of rendering its opinion, Endicott assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

Endicott further assumed that the merger will be accounted for as a purchase transaction under accounting principles generally accepted in the United States of America, or GAAP, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Endicott’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Endicott, as of the date of its opinion. Events occurring after the date of the opinion could materially affect the assumptions used in preparing the opinion. Endicott has not undertaken to reaffirm or revise its opinion or otherwise comment on any events occurring after the date of its opinion. Endicott’s opinion is not an expression of an opinion as to the prices at which shares of Pamrapo common stock or BCB common stock will trade since the announcement of the proposed merger or the actual value of the BCB common shares when issued pursuant to the merger, or the prices at which the BCB common shares will trade following the completion of the merger.

In performing its analyses, Endicott considered such financial and other factors they deemed appropriate, including among other things, the historical and current financial position and results of operations of Pamrapo and BCB, the assets and liabilities of Pamrapo and BCB, and the nature and terms of certain other merger transactions involving banks and bank holding companies. Endicott also took into account their assessment of general business, economic, market and financial conditions and other matters, which are beyond the control of Endicott, Pamrapo and BCB and none of Endicott, Pamrapo, BCB or any other person assumes responsibility if future results are materially different from those projected.

The consideration was determined through negotiation between Pamrapo and BCB and the decision by Pamrapo to enter into the merger agreement was solely that of Pamrapo’s board of directors. In addition, the Endicott opinion was among several factors taken into consideration by the Pamrapo board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Pamrapo board of directors with respect to the fairness of the consideration to be received in the merger.

Summary of Analysis by Endicott

The following is a summary of the material financial analyses presented by Endicott to the Pamrapo board of directors, in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by Endicott in rendering its opinion or the presentation made by Endicott to the Pamrapo board of directors, nor does the order of analysis described represent relative importance or weight given to any particular analysis by Endicott and is qualified in its entirety by reference to the written opinion of Endicott attached as Appendix B. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying Endicott’s opinion. In arriving at its opinion, Endicott considered the results of its entire analysis and Endicott did not attribute any particular weight to any analysis or factor that it considered. Rather Endicott made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, Endicott believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses and in order to fully understand the financial analyses, the tables must be read together with the accompanying text.

Stock Trading History and Implied Exchange Ratios:

Using publicly available information, Endicott reviewed the stock trading performance of Pamrapo and BCB over the past year and three years, the past ten years for Pamrapo, and since May 22, 2002, for both Pamrapo and BCB. In addition, Endicott reviewed the per share compound growth rates of earnings, book value, tangible book value, dividend and stock price for each of the companies for fiscal years 2003 - 2008.

	Compound Annual Growth Rates
	Pamrapo	BCB
Earnings per share	(20.47)%	2.95%
Book value per share	1.43%	12.62%
Tangible book value per share	1.43%	12.62%
Dividends per share	0.98%	NA
Stock price per share	(21.56)%	(5.88)%

Endicott also reviewed the relative pricing of the shares of each of Pamrapo and BCB since May 22, 2002, and since June 16, 2008, dividing Pamrapo’s per share price by BCB’s per share price.

	Implied Exchange Ratios
	High	Low	Mean	Median	Last
May 22, 2002 – June 12, 2009	3.14	0.53	1.52	1.41	1.14
June 16, 2008 – June 12, 2009	1.19	0.53	0.85	0.80	1.14

Selected Peer Group Analysis. Using publicly available information, Endicott compared the financial performance, financial condition and market performance of each of Pamrapo and BCB to three peer groups of depository institutions that Endicott considered appropriate for such comparisons.

For Pamrapo, the three peer groups were:

Group I: Publicly Traded Thrifts with assets between $500 million and $1.0 billion, which included the following institutions:

BCSB Bancorp, Inc.	Home Federal Bancorp, Inc.
Carver Bancorp, Inc.	HopFed Bancorp, Inc.
Central Bancorp, Inc.	Jefferson Bancshares, Inc.
Chicopee Bancorp, Inc.	Legacy Bancorp, Inc.
Citizens Community Bancorp, Inc.	LSB Corporation
Citizens South Banking Corporation	Meta Financial Group, Inc.

Community Financial Corporation	New England Bancshares, Inc.
Fidelity Bancorp, Inc.	New Hampshire Thrift Bancshares, Inc.
First Clover Leaf Financial Corp.	Pamrapo Bancorp, Inc.
First Community Bank Corporation of America	Peoples Community Bancorp, Inc.
First Federal Bancshares of Arkansas, Inc.	PVF Capital Corp.
First Federal Bankshares, Inc.	Rainier Pacific Financial Group, Inc.
First Keystone Financial, Inc.	Riverview Bancorp, Inc.
First PacTrust Bancorp, Inc.	Severn Bancorp, Inc.
Hampden Bancorp, Inc.	Teche Holding Company
Harleysville Savings Financial Corporation	TF Financial Corporation
Hingham Institution for Savings	Timberland Bancorp, Inc.
Home Bancorp, Inc.

Group II: Publicly Traded Thrifts in the Mid-Atlantic region with assets between $500 million and $1.0 billion, which included the following institutions:

BCSB Bancorp, Inc.
Carver Bancorp, Inc.
Fidelity Bancorp, Inc.
First Keystone Financial, Inc.
Harleysville Savings Financial Corporation
Pamrapo Bancorp, Inc.
Severn Bancorp, Inc.
TF Financial Corporation

Group III: Publicly Traded Thrifts in New Jersey with assets under $2.0 billion, which included the following institutions:

Cape Bancorp, Inc.
OceanFirst Financial Corp.
Pamrapo Bancorp, Inc.

For BCB, the three peer groups were:

Group I: Publicly Traded Banks with assets between $500 million and $1.0 billion, which included the following institutions:

1st Constitution Bancorp	Landmark Bancorp, Inc.
Access National Corporation	Mid Penn Bancorp, Inc.
Alliance Bankshares Corporation	Middleburg Financial Corporation
American National Bankshares Inc.	MidSouth Bancorp, Inc.
American River Bankshares	Monarch Financial Holdings, Inc.
AmeriServ Financial, Inc.	Monroe Bancorp
Ames National Corporation	National Bankshares, Inc.
Auburn National Bancorporation, Inc.	NB&T Financial Group, Inc.
Bank Holdings	New Century Bancorp, Inc.
Bank of Commerce Holdings	North Valley Bancorp
Bank of the Carolinas Corporation	Northeast Bancorp
BCB Bancorp, Inc.	Northern States Financial Corporation
Beach First National Bancshares, Inc.	Northrim BanCorp, Inc.
Berkshire Bancorp Inc.	Norwood Financial Corp.
Bridge Bancorp, Inc.	Oak Valley Bancorp
Bridge Capital Holdings	Ohio Valley Banc Corp.
C&F Financial Corporation	Old Point Financial Corporation
Camco Financial Corporation	Pacific Premier Bancorp, Inc.
Carolina Bank Holdings, Inc.	Parke Bancorp, Inc.
Cass Information Systems, Inc.	Patriot National Bancorp, Inc.
Central Valley Community Bancorp	Penns Woods Bancorp, Inc.
Central Virginia Bankshares, Inc.	Peoples Financial Corporation
Citizens Holding Company	Premier Financial Bancorp, Inc.
Codorus Valley Bancorp, Inc.	Rurban Financial Corp.
Comm Bancorp, Inc.	Salisbury Bancorp, Inc.
Community Bank Shares of Indiana, Inc.	Savannah Bancorp, Inc.
Community Capital Corporation	Southcoast Financial Corporation
Community Central Bank Corporation	Southern First Bancshares, Inc.
Community Partners Bancorp	Stewardship Financial Corporation
Community Valley Bancorp	Sun American Bancorp
Community West Bancshares	Tamalpais Bancorp
Cooperative Bankshares, Inc.	Tidelands Bancshares, Inc.
Cowlitz Bancorporation	Tower Financial Corporation
DNB Financial Corporation	United Bancshares, Inc.
ECB Bancorp, Inc.	United Security Bancshares
Evans Bancorp, Inc.	United Security Bancshares, Inc.
Fauquier Bankshares, Inc.	Unity Bancorp, Inc.
First Community Corporation	Valley Financial Corporation
First National Bancshares, Inc.	Village Bank and Trust Financial Corp.
First South Bancorp, Inc.	Waccamaw Bankshares, Inc.
Guaranty Federal Bancshares, Inc.	Washington Banking Company
Habersham Bancorp	WGNB Corp.
Heritage Financial Corporation	Wilber Corporation
Heritage Oaks Bancorp

Group II: Publicly Traded Banks in the Mid-Atlantic region with assets between $500 million and $1.0 billion, which included the following institutions:

1st Constitution Bancorp	Evans Bancorp, Inc.
AmeriServ Financial, Inc.	Mid Penn Bancorp, Inc.
BCB Bancorp, Inc.	Norwood Financial Corp.
Berkshire Bancorp Inc.	Parke Bancorp, Inc.
Bridge Bancorp, Inc.	Penns Woods Bancorp, Inc.
Codorus Valley Bancorp, Inc.	Stewardship Financial Corporation
Comm Bancorp, Inc.	Unity Bancorp, Inc.
Community Partners Bancorp	Wilber Corporation
DNB Financial Corporation

Group III: Publicly Traded Banks in New Jersey with assets between $500 million and $1.0 billion, which included the following institutions:

1st Constitution Bancorp
BCB Bancorp, Inc.
Community Partners Bancorp
Parke Bancorp, Inc.
Stewardship Financial Corporation
Unity Bancorp, Inc.

The financial information Endicott analyzed included book value, tangible book value, earnings, asset quality ratios, loan loss reserve levels, profitability and capital adequacy for Pamrapo and BCB and the median value for each of the peer groups for each fiscal year since 2004 and the quarter ended March 31, 2009. Certain financial data prepared by Endicott, and as referenced in the tables presented below, may not correspond to the data presented in Pamrapo’s or BCB’s historical financial statements, or to the data prepared by Fin Pro and presented under the section “Opinion of BCB’s Financial Advisor,” as a result of the different periods, assumptions and methods used by Endicott to compute the financial data presented.

It should be noted that Pamrapo’s tangible equity ratio was very strong during the period reviewed, and its non-performing assets, or “NPAs,” to total assets were rising and slightly above peer group levels. Pamrapo’s net interest margin was very strong as compared with that of the peer groups, but its non-interest expense ratio, which had trended below that of the peer groups, had risen above that of the peer groups in the most recent quarter. Profitability ratios were weak in recent periods, while the efficiency ratio had risen dramatically in recent periods as well. The dividend payout ratio had risen to particularly high levels in recent periods, well over 100%. The results of this analysis for the quarter ended March 31, 2009, are summarized in the following table:

(All in %)	Pamrapo	Group 1	Group 2	Group 3
Tangible Equity-to-Tangible Assets	9.19	8.71	8.51	9.19
Loans-to-Total Deposits	100.41	104.28	106.56	102.00
NPAs to Total Assets	1.29	1.21	0.89	1.20
Annual Loan Growth (last twelve months)	(5.74)	(0.88)	(0.43)	0.51
Net Interest Margin	3.47	3.09	2.87	3.47
Efficiency Ratio	86.58	71.12	78.04	79.40
Return on Average Equity	3.21	0.65	(0.20)	3.21
Dividend Payout Ratio	166.67	50.00	54.55	116.67

It should be noted that BCB had demonstrated consistently strong asset growth but weaker deposit growth during the period reviewed, resulting in a loan to deposit ratio slightly above peer group levels. Tangible equity ratio was strong during the period and compared well with that of the peer groups. Non-performing assets to total assets were well below peer group levels. BCB’s net interest margin was very strong and compared well with that of the peer groups, and its non-interest expense ratio was well below peer level groups. The result of this was strong profitability ratios versus peers and an efficiency ratio well below peer groups. The results of this analysis for the quarter ended March 31, 2009, are summarized in the following table:

(All in %)	BCB	Group 1	Group 2	Group 3
Tangible Equity-to-Tangible Assets	8.41	8.07	8.41	8.41
Loans-to-Total Deposits	94.36	91.49	90.86	91.01
NPAs to Total Assets	0.69	2.18	1.56	1.75
Annual Loan Growth (last twelve months)	(5.24)	(1.10)	10.75	4.97
Net Interest Margin	3.41	3.35	3.41	3.37
Efficiency Ratio	50.69	70.75	68.73	70.71
Return on Average Equity	10.91	4.35	5.70	6.98
Dividend Payout Ratio	41.38	44.44	42.12	—

Selected Transaction Analysis. In analyzing Pamrapo, Endicott reviewed selected merger and acquisition transaction data since 1984 involving publicly traded commercial banks and thrifts each as sellers. Among those reviewed were three groups of:

1.	acquisitions of thrifts nationwide announced since December 31, 2006 (excluding terminated transactions and transactions with a value of less than $15 million);

2.	acquisitions of thrifts in the Mid-Atlantic region announced since December 31, 2006 (excluding terminated transactions and transactions with a value of less than $15 million); and

3.	acquisitions of thrifts in New Jersey since December 31, 2000 (excluding terminated transactions and transactions with a value of less than $15 million).

For each of the transactions in these three groups, Endicott calculated, among other things, the multiples of the transaction value to book value, tangible book value and last twelve months net income. Endicott also calculated the core deposit premium, which is defined as the transaction value minus tangible book value divided by core deposits, excluding certificates of deposit with balances equal to or greater than $100,000. Endicott’s computations yielded the following median multiples:

Bank Group	Number of Transactions	Price-to-Book Value	Tangible Book Value	Earnings LQA	Core Deposit Premium
1	56	166%	200%	25.6x	13.9%
2	17	178%	195%	31.8x	13.2%
3	7	195%	195%	34.9x	12.4%

Endicott applied these ranges of median multiples derived from these analyses to comparable data for Pamrapo, and calculated the following range of imputed values:

Group	Price-to-Book Value	Tangible Book Value	Earnings	Core Deposit Premium
1	$18.31	$22.00	$9.20	$20.33
2	$19.65	$21.48	$11.46	$19.81
3	$21.48	$21.48	$12.82	$19.30

In analyzing BCB, Endicott reviewed merger and acquisition transaction data since 1984 involving publicly traded commercial banks and thrifts each as sellers. Among those reviewed were three groups of:

1.	acquisitions of banks nationwide announced since January 1, 2006 (excluding terminated transactions and transactions with a value of less than $15 million);

2.	acquisitions of banks in the Mid-Atlantic region announced since January 1, 2006 (excluding terminated transactions and transactions with a value of less than $15 million); and

3.	acquisitions of banks in New Jersey since January 1, 2000 (excluding terminated transactions and transactions with a value of less than $15 million).

For each of the transactions in these three groups, Endicott calculated, among other things, the multiples of the transaction value to book value, tangible book value and last twelve months net income. Endicott also calculated the core deposit premium, which is defined as the transaction value minus tangible book value divided by core deposits, excluding certificates of deposit with balances equal to or greater than $100,000. Endicott’s computations yielded the following median multiples:

Bank Group	Number of Transactions	Price-to-Book Value	Tangible Book Value	Earnings LTM	Core Deposit Premium
1	325	239%	248%	23.1x	21.02%
2	38	222%	238%	26.7x	19.67%
3	29	248%	282%	23.5x	19.38%

Endicott applied these ranges of median multiples derived from these analyses to comparable data for BCB, and calculated the following range of imputed values:

Group	Price-to-Book Value	Tangible Book Value	Earnings LTM	Core Deposit Premium
1	$25.52	$26.53	$22.38	$24.57
2	$23.69	$25.47	$25.86	$23.68
3	$26.54	$30.21	$22.82	$23.49

No company or transaction, however, used in this analysis is identical to Pamrapo, BCB or the merger. Accordingly, an analysis of the foregoing is not mathematically precise; rather it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies or company to which they are being compared. This is particularly relevant given the recent, significant decline in industry-wide merger activity as a result of current economic and industry weakness.

Earnings and Discounted Cash Flow Analysis. Endicott estimated Pamrapo’s earnings for 2009-2014 based on management’s forecasts and Pamrapo’s historical performance. Using these projections and market data, Endicott calculated the potential value of Pamrapo’s shares over the projected period, under each of the two scenarios. These analyses assumed Pamrapo was not acquired but remained independent for the projected period.

Endicott assumed moderate growth in Pamrapo’s balance sheet, with assets increasing from $598 million at December 31, 2008 to $644 million at December 31, 2014 and net loans increasing from $438 million at December 31, 2008 to $479 million at December 31, 2014. Endicott projected liabilities increasing from $543 million to $579 million and deposits increasing from $444 million to $488 million over the same period. To estimate 2014 earnings, Endicott applied a net interest spread of 2.73%, resulting in a net interest margin of 3.27%. Non-interest income and expenses were projected at 0.25% and 2.60% respectively. As a result, over the projected period, Endicott estimated Pamrapo’s return on assets would increase from (0.08%) to 0.55%. Based on this scenario, Endicott calculated 2014 earnings of $0.71 per share.

Based on these assumptions, Endicott estimated the theoretical value of a share of Pamrapo common stock at the end of the five year period by applying terminal multiples (ranging from 10x to 20x earnings and 100% to 250% of tangible book value) and discount rates (ranging from 8% to 15%). Endicott further derived a range of Net Present Value, or NPV, using a narrower discount rate range of 11%-13% that Endicott viewed as appropriate for a company with Pamrapo’s particular risk characteristics. At the range of merger and acquisition multiples of approximately 16x-17x earnings calculated by Endicott and a range of discount rates of 11%-13%, Endicott calculated a NPV range per share of $5.78 to $6.78 per share. Based on merger and acquisition price-to-tangible book value multiples of approximately 160% to 175%, and the same discount rates, Endicott derived a range of NPV between $10.33 and $12.51 per share.

2014 Net Present Value Based on Varied Terminal Price-to-Earnings Multiples and Discount Rates:

Terminal Price-to-Earnings Multiples (x)

	10x	11x	12x	13x	14x	15x	16x	17x	18x	19x	20x
Discount Rate
8%	$4.80	$5.25	$5.70	$6.15	$6.60	$7.05	$7.50	$7.95	$8.40	$8.85	$9.30
9%	$4.55	$4.98	$5.41	$5.83	$6.26	$6.68	$7.11	$7.53	$7.96	$8.38	$8.81
10%	$4.33	$4.73	$5.13	$5.53	$5.94	$6.34	$6.74	$7.15	$7.55	$7.95	$8.35
11%	$4.11	$4.49	$4.88	$5.26	$5.64	$6.02	$6.40	$6.78	$7.16	$7.55	$7.93
12%	$3.91	$4.27	$4.63	$5.00	$5.36	$5.72	$6.08	$6.44	$6.80	$7.17	$7.53
13%	$3.72	$4.06	$4.41	$4.75	$5.09	$5.44	$5.78	$6.12	$6.46	$6.81	$7.15
14%	$3.54	$3.87	$4.19	$4.52	$4.84	$5.17	$5.50	$5.82	$6.15	$6.47	$6.80
15%	$3.38	$3.69	$3.99	$4.30	$4.61	$4.92	$5.23	$5.54	$5.85	$6.15	$6.46

2014 Net Present Value Based on Varied Terminal Price-to-Tangible Book Ratios and Discount Rates:

Terminal Price-to-Tangible Book Multiples (%)

	100%	115%	130%	145%	160%	175%	190%	205%	220%	235%	250%
Discount Rate
8%	$8.53	$9.76	$11.00	$12.23	$13.46	$14.70	$15.93	$17.17	$18.40	$19.63	$20.87
9%	$8.08	$9.25	$10.42	$11.59	$12.75	$13.92	$15.09	$16.26	$17.43	$18.59	$19.76
10%	$7.67	$8.77	$9.88	$10.98	$12.09	$13.19	$14.30	$15.41	$16.51	$17.62	$18.72
11%	$7.28	$8.32	$9.37	$10.42	$11.46	$12.51	$13.56	$14.61	$15.65	$16.70	$17.75
12%	$6.91	$7.90	$8.89	$9.89	$10.88	$11.87	$12.86	$13.85	$14.85	$15.84	$16.83
13%	$6.56	$7.51	$8.45	$9.39	$10.33	$11.27	$12.21	$13.15	$14.09	$15.03	$15.97
14%	$6.24	$7.13	$8.03	$8.92	$9.81	$10.70	$11.59	$12.49	$13.38	$14.27	$15.16
15%	$5.94	$6.78	$7.63	$8.48	$9.32	$10.17	$11.02	$11.86	$12.71	$13.56	$14.40

Endicott estimated BCB’s earnings for 2009-2014, based on management’s forecasts and BCB’s historical performance. Using these projections and market data, Endicott calculated the potential value of BCB’s shares over the projected period, under each of the two scenarios. These analyses assumed BCB was not acquired but remained independent for the projected period.

Endicott assumed moderate growth in BCB’s balance sheet, with assets increasing from $579 million at December 31, 2008, to $631 million at December 31, 2014, and net loans increasing from $407 million at December 31, 2008, to $504 million at December 31, 2014. Endicott projected liabilities increasing from $529 million to $564 million and deposits increasing from $410 million to $436 million over the same period. To estimate 2014 earnings, Endicott applied a net interest spread of 3.14%, resulting in a net interest margin of 3.66%. Non-interest income and expenses were projected at 0.10% and 2.05% respectively. As a result, over the projected period, Endicott estimated BCB’s return on assets would decrease from 1.50% to 0.95%. Based on this scenario, Endicott calculated 2014 earnings of $1.27 per share.

Based on these assumptions, Endicott estimated the theoretical value of a share of BCB’s common stock at the end of the five year period by applying terminal multiples (ranging from 10x to 20x earnings and 100% to 250% of tangible book value) and discount rates (ranging from 8% to 15%). Endicott further derived a range of Net Present Value, or NPV, using a narrower discount rate range of 10%-13% that Endicott viewed as appropriate for a company with BCB’s particular risk characteristics. At the range of merger and acquisition multiples of approximately 16x-17x earnings calculated by Endicott and a range of discount rates of 10%-13%, Endicott calculated a NPV range per share of $12.16 to $14.80 per share. Based on merger and acquisition price-to-tangible book value multiples of approximately 175% to 190%, and the same discount rates, Endicott derived a range of NPV between $13.82 and $17.19 per share.

2014 Net Present Value Based on Varied Terminal Price-to-Earnings Multiples and Discount Rates:

Terminal Price-to-Earnings Multiples (x)

	10x	11x	12x	13x	14x	15x	16x	17x	18x	19x	20x
Discount Rate
8%	$10.76	$11.56	$12.36	$13.17	$13.97	$14.77	$15.58	$16.38	$17.18	$17.99	$18.79
9%	$10.25	$11.01	$11.77	$12.53	$13.29	$14.05	$14.81	$15.57	$16.33	$17.09	$17.85
10%	$9.77	$10.49	$11.21	$11.93	$12.64	$13.36	$14.08	$14.80	$15.52	$16.24	$16.96
11%	$9.31	$10.00	$10.68	$11.36	$12.04	$12.72	$13.40	$14.09	$14.77	$15.45	$16.13
12%	$8.89	$9.53	$10.18	$10.83	$11.47	$12.12	$12.76	$13.41	$14.05	$14.70	$15.35
13%	$8.49	$9.10	$9.71	$10.32	$10.94	$11.55	$12.16	$12.77	$13.38	$14.00	$14.61
14%	$8.11	$8.69	$9.27	$9.85	$10.43	$11.01	$11.59	$12.17	$12.75	$13.33	$13.91
15%	$7.75	$8.30	$8.85	$9.40	$9.95	$10.50	$11.06	$11.61	$12.16	$12.71	$13.26

2014 Net Present Value Based on Varied Terminal Price-to-Tangible Book Ratios and Discount Rates:

Terminal Price-to-Tangible Book Multiples (%)

	100%	115%	130%	145%	160%	175%	190%	205%	220%	235%	250%
Discount Rate
8%	$11.31	$12.60	$13.89	$15.18	$16.46	$17.75	$19.04	$20.33	$21.62	$22.90	$24.19
9%	$10.77	$11.99	$13.21	$14.43	$15.65	$16.87	$18.08	$19.30	$20.52	$21.74	$22.96
10%	$10.26	$11.42	$12.57	$13.72	$14.88	$16.03	$17.19	$18.34	$19.49	$20.65	$21.80
11%	$9.78	$10.88	$11.97	$13.06	$14.16	$15.25	$16.34	$17.43	$18.53	$19.62	$20.71
12%	$9.33	$10.37	$11.40	$12.44	$13.48	$14.51	$15.55	$16.58	$17.62	$18.65	$19.69
13%	$8.91	$9.89	$10.87	$11.85	$12.84	$13.82	$14.80	$15.78	$16.76	$17.74	$18.73
14%	$8.51	$9.44	$10.37	$11.30	$12.23	$13.16	$14.10	$15.03	$15.96	$16.89	$17.82
15%	$8.13	$9.01	$9.90	$10.78	$11.66	$12.55	$13.43	$14.32	$15.20	$16.08	$16.97

Contribution Analysis:

Endicott reviewed certain financial, operating and stock market data for Pamrapo and BCB and the relative contributions to be made by each to the combined institution, based on financial information of both companies as of or for the period ending December 31, 2008. The percent contribution was then applied to the shares outstanding of each company to calculate an Implied Exchange Ratio based on BCB issuing new shares to Pamrapo’s shareholders, assuming a 100% stock transaction. A summary of the analysis and the implied contributions and exchange ratios were as follows:

	Percent Contribution		Implied Exchange Ratio
	BCB	Pamrapo	BCB	Pamrapo
Assets	49.2%	50.8%	1.00 : 0.97
Loans	48.3%	51.7%	1.00 : 1.01
Interest bearing deposits	48.5%	51.5%	1:00 : 1.00
Non interest bearing deposits	42.6%	57.4%	1.00 : 1.27
Borrowings	55.6%	44.4%	1.00 : 0.75
Equity	47.6%	52.4%	1.00 : 1.04
Net interest income	50.2%	49.8%	1.00 : 0.94
Non-interest income	26.2%	73.8%	1.00 : 2.65
Non-interest expenses	40.8%	59.2%	1.00 : 1.37
Net income	58.5%	41.5%	1.00 : 0.67
Market value	46.8%	53.2%	1.00 : 1.07

Pro Forma Analysis. Endicott analyzed the estimated financial impact of the merger on BCB’s estimated earnings per share for the years 2010 through 2015, using management’s projections for BCB and Pamrapo. In addition, Endicott assumed that the merger will result in cost savings equal to Pamrapo’s and BCB’s management’s estimates and that purchase accounting adjustments will also be equal to Pamrapo’s and BCB’s management’s estimates as well. Based on its analysis, Endicott determined that the merger would be accretive to BCB’s shareholders’ estimated GAAP earnings per share for each of the projected years. Endicott also estimated the projected book value per share and tangible book value per share for the years ending 2010 through 2015. Based on its analysis, Endicott determined that the merger would be accretive to BCB’s shareholders’ estimated GAAP book value per share, and that future book value per share accretion or dilution would be impacted by projected dividend payout policy. Similarly, tangible book value per share will be accretive and future accretion or dilution would be impacted by projected dividend policy. Furthermore, the analysis indicated that BCB would remain “well capitalized” by regulatory standards during the projected period. For all of the above analyses, the actual results achieved by BCB following the merger may vary from the projected results, and the variations may be material.

Other Analyses. Endicott compared the relative financial and market performance of both Pamrapo and BCB to a variety of relevant industry peer groups and indices. Endicott also reviewed deposit market share data, balance sheet composition, historical stock performance and other financial data for Pamrapo and BCB.

Miscellaneous. The Pamrapo board of directors retained Endicott as an independent contractor to act as financial adviser to Pamrapo regarding the merger. As part of its investment banking business, Endicott is engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Endicott has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of Endicott’s business, its affiliates may actively trade the debt and equity securities of Pamrapo and BCB for its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Endicott has never been engaged by BCB.

On March 19, 1999, Pamrapo and Endicott entered into an engagement agreement pursuant to which Endicott provides strategic, financial and transaction advice to Pamrapo for a quarterly retainer fee and certain fees payable upon consummation of a transaction. In June 2009, Pamrapo and Endicott entered into a new agreement to include Endicott’s provision of a fairness opinion to Pamrapo, if requested. Under the agreement, as amended, Pamrapo agreed to pay Endicott a transaction fee for its advisory services of 1% of the transaction value at closing, or approximately $470,000, of which $117,500 was paid upon the signing of the definitive merger agreement and $352,500 of which is payable upon the closing of the transaction. In addition, Pamrapo agreed to pay to Endicott a fairness opinion fee of $50,000, payable upon the delivery of the fairness opinion, with the fairness opinion fee to be credited against the transaction fee due and payable at the closing of the transaction, thereby reducing the final payment to approximately $302,500. Pursuant to the Endicott engagement agreement, Pamrapo agreed to reimburse Endicott for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel incurred in connection with the engagement and to indemnify Endicott and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Opinion of BCB Bancorp’s Financial Advisor

FinPro was retained by BCB Bancorp to act as its financial advisor in connection with a possible business combination with Pamrapo Bancorp. BCB Bancorp selected FinPro because of their knowledge of, experience with, and reputation in the financial services industry. FinPro agreed to assist BCB Bancorp in analyzing, structuring, negotiating and effecting a possible merger with Pamrapo Bancorp. FinPro is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

According to the terms of the merger, each share of Pamrapo Bancorp common stock will be converted into 1.0 share of BCB Bancorp common stock (“exchange ratio” or “merger consideration”).

BCB Bancorp’s board of directors considered and approved the merger agreement at a board meeting held on June 29, 2009. FinPro delivered to the board its opinion that, as of June 29, 2009, the exchange ratio offered to Pamrapo Bancorp was fair from a financial point of view to BCB Bancorp and its shareholders.

The text of FinPro’s written opinion is attached as Appendix C to this document and is incorporated herein by reference. BCB Bancorp shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by FinPro.

FinPro’s opinion speaks only as of the date of such opinion. FinPro’s opinion is directed to the BCB Bancorp’s board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio offered in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any BCB Bancorp shareholder as to how the shareholder should vote at the BCB Bancorp special meeting on the merger or any related matter.

In rendering its opinion, FinPro considered among other things:

•	the merger agreement and the exhibits thereto;

•	historic changes in the market for bank and thrift stocks;

•	the trading history and performance of BCB Bancorp’s and Pamrapo Bancorp’s common stock;

•	trends and changes in the financial condition and results from operations of BCB Bancorp and Pamrapo Bancorp, beginning with the 2004 fiscal year end;

•	the most recent annual report to stockholders of BCB Bancorp and Pamrapo Bancorp;

•	the most recent Form 10-Ks of BCB Bancorp and Pamrapo Bancorp;

•	the quarterly reports on Form 10-Q of BCB Bancorp and Pamrapo Bancorp;

•	recent regulatory exam reports of Pamrapo Bancorp; and

•	the most recent audit letters to BCB Bancorp and Pamrapo Bancorp.

In performing its review and in rendering its opinion, FinPro has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by BCB Bancorp, or Pamrapo Bancorp or their respective representatives, or that was otherwise reviewed by FinPro, as the case may be, and has assumed such accuracy and completeness for purposes of rendering its opinion. FinPro has further relied on the assurances of management of BCB Bancorp that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. FinPro has not been asked to and has not undertaken any independent verification of any of such information, and FinPro does not assume any responsibility or liability for the accuracy or completeness thereof. FinPro has not made an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BCB Bancorp or Pamrapo Bancorp or any of their subsidiaries, or the collectibility of any such assets, nor has FinPro been furnished with any such evaluations or appraisals. FinPro has not made any independent evaluation of the adequacy of the allowance for loan losses of BCB Bancorp or Pamrapo Bancorp or any of their subsidiaries nor has FinPro reviewed any individual credit files and have assumed that their respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis.

The following is a summary of the material analyses performed by FinPro and presented to the BCB Bancorp Board of Directors on June 29, 2009. The summary is not a complete description of all the analyses underlying FinPro’s opinions. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. FinPro believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered, without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to understand fully the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Valuation

FinPro analyzed the consideration using the standard evaluation techniques (as discussed below) including, but not limited to: implied exchange ratio, comparable trading multiples, comparable acquisition multiples, the net present value of cash dividends and terminal value and the contribution analysis.

Market Value. Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree to transfer shares. The market value is frequently used to determine the price of a minority block of stock when both the quantity and the quality of the “comparable” data are deemed sufficient. The market value for a financial institution can be determined by comparison to the median price to earnings and price to tangible book value of publicly traded financial institutions, adjusting for significant differences in financial performance criteria. The market value in connection with the evaluation of control of a financial institution is determined by the previous sales of financial institutions.

Market Value – Implied Exchange Ratio Based upon BCB Bancorp and Pamrapo Bancorp Trading History. FinPro performed an implied exchange ratio analysis by comparing the historical relationship between the market prices of BCB Bancorp and Pamrapo Bancorp common stock. In compiling this analysis, FinPro noted the low trading volumes and wide bid/ask spreads for both BCB Bancorp and Pamrapo Bancorp stock. The following table lists what the implied exchange ratio would have been, based on average stock prices over the periods shown.

Through June 26, 2009	BCB Bancorp Stock	Pamrapo Bancorp Stock	Implied Exchange Ratio
On 6/26/09	$9.50	$9.76	1.03
5 Day Average	9.28	9.77	1.05
20 Day Average	9.28	10.08	1.09
30 Day Average	9.28	9.88	1.06
60 Day Average	9.51	8.83	0.93
90 Day Average	9.45	8.14	0.86
180 Day Average	10.33	8.10	0.78
1 Year Average	11.30	9.73	0.86

Market Value – BCB Bancorp and Pamrapo Bancorp Trading Comparables. FinPro selected a Comparable Trading Group which was comprised of banks and thrifts located in New Jersey and New York with assets greater than $300 million but less than $1.0 billion that traded on the NYSE, AMEX or NASDAQ exchanges. All of the members of the Comparable Trading Group had to be profitable on a core basis for the last twelve months and had to have nonperforming assets less than 3% of total assets. Any known merger targets were eliminated from the Comparable Trading Group.

At or for the Twelve Months ended March 31, 2009, unless noted	BCB Bancorp	Pamrapo Bancorp	Comparable Group Median
Balance Sheet Data:
Total Assets	$598 million	$592 million	$620 million
Loans to Deposits	94.36%	100.41%	86.30%
Loans to Assets	67.74%	72.94%	67.09%
Deposits to Assets	72.09%	73.28%	81.29%
Borrowings to Assets	19.09%	15.46%	8.36%
Capitalization:
Equity to Assets	8.41%	9.19%	9.99%
Tangible Equity to Tangible Assets	8.41%	9.19%	9.30%
Equity + Reserves to Assets	9.35%	10.06%	10.32%
Asset Quality:
Nonperforming Loans to Loans	0.66%	1.65%	1.43%
Reserves to Nonperforming Loans	208.96%	72.03%	71.10%
Nonperforming Assets to Assets	0.69%	1.29%	1.38%
Reserves to Loans	1.38%	1.19%	1.23%
Reserves to Nonperforming Assets plus + Loans 90 Days Past Due	136.44%	31.57%	61.36%
Profitability – Trailing 12 Months:
Return on Average Assets	0.61%	0.31%	0.60%
Return on Average Equity	7.18%	3.32%	5.51%
Net Interest Margin	3.53%	3.40%	3.50%
Noninterest Income to Ave. Assets	0.14%	0.38%	0.56%
Noninterest Expense to Ave. Assets	1.94%	2.91%	2.97%
Efficiency Ratio	53.69%	78.05%	74.40%
Growth Rates:
Assets – 12 Months	5.66%	(9.16%)	11.33%
Loans – 12 Months	7.42%	0.25%	10.99%
Deposits – 12 Months	7.39%	(13.59%)	12.26%
Earnings per Share – 12 Months	(19.35%)	(54.22%)	(25.00%)
Market Pricing Multiples on 6/26/09:
Price to Trailing Earnings per Share	12.67x	25.68x	17.19x
Price to Trailing Core* Earnings per Share	8.19x	31.06x	18.14x
Price to Book Per Share	87.85%	88.49%	91.65%
Price to Tangible Book Per Share	87.85%	88.49%	105.95%
Dividend Yield	5.05%	4.51%	1.84%

Sources:        SNL Securities’ market data and FinPro calculations.

*	Note: Core earnings were defined as: net income before extraordinary items less net income attributable to noncontrolling interest less the after-tax portion of investment securities (non-trading) and nonrecurring items. The assumed tax rate is 35%.

The selected Comparable Trading Group was composed of: 1st Constitution Bancorp (FCCY), Bancorp of New Jersey, Inc. (BKJ), Bridge Bancorp, Inc. (BDGE), Community Partners Bancorp (CPBC), Elmira Savings Bank, FSB (ESBK), Jeffersonville Bancorp (JFBC), Parke Bancorp, Inc. (PKBK), Somerset Hills Bancorp (SOMH), Stewardship Financial Corporation (SSFN), Unity Bancorp, Inc. (UNTY) and Wilber Corporation (GIW).

Market Value - Acquisition. In analyzing the merger consideration, FinPro considered the market approach and evaluated price to earnings, price to core earnings, price to tangible book and franchise premium to core deposits multiples for bank and thrift mergers announced after December 31, 2008. FinPro examined three merger groups as follows:

•	Similar Size – Bank and thrift mergers with deal values between $10 million and $250 million

•	Regional – All Mid Atlantic and New England bank and thrift mergers

•	Distressed – Bank and thrift deals with a negative ROAA

The following table illustrates the median, minimum and maximum pricing multiples of the three merger groups.

	Price to Last Twelve Months’ Earnings per Share	Price to Last Twelve Months’ Core* Earnings per Share	Price to Tangible Book Value Per Share	Franchise Premium to Core Deposits
Multiples of Merger Consideration	25.0x	30.6x	86.1%	(2.3%)

Similar Size Median	20.5x	36.4x	116.6%	1.5%
Similar Size Minimum	18.2x	13.7x	52.3%	(15.5%)
Similar Size Maximum	26.0x	59.1x	185.6%	45.8%

Regional Median	26.0x	36.4x	109.1%	0.3%
Regional Minimum	26.0x	13.7x	3.5%	(9.1%)
Regional Maximum	26.0x	59.1x	145.8%	2.2%

Distressed Median	NA	NA	82.6%	(1.4%)
Distressed Minimum	NA	NA	3.5%	(15.5%)
Distressed Maximum	NA	NA	202.4%	45.8%

Sources:        SNL Securities data and FinPro calculations.

*	Note: Core earnings were defined as: net income before extraordinary items less the after-tax portion of investment securities and nonrecurring items and other gains on sale. The assumed tax rate is 35%.

Investment Value. The investment value of a financial institution’s stock is an estimate of present value of the future benefits, usually earnings, cash flow or dividends, which will accrue to the stock. FinPro’s computations were based on an analysis of the financial services industry, the economic and competitive situations currently existing in BCB Bancorp’s and Pamrapo Bancorp’s market area and its current financial condition.

FinPro calculated a net present value of dividends through 2013 and the terminal value based upon 2013 earnings per share. BCB Bancorp’s annual cash dividends for 2009 and 2010 were assumed to be $0.48 per share. Pamrapo Bancorp’s annual cash dividends for 2009 and 2010 were assumed to be $0.44 and $0.48 per share, respectively. For 2011 through 2013, dividends were assumed to grow 8% annually.

BCB earnings projections for 2009 and 2010 were provided by BCB Bancorp management. Pamrapo Bancorp earnings projections for 2009 were provided by Pamrapo Bancorp management. Pamrapo Bancorp’s projected earnings for 2010 were prepared by FinPro, based upon input provided by BCB Bancorp and Pamrapo Bancorp management. For the years between 2011 and 2013, earnings for both companies were assumed to grow 8% annually.

In valuing the merger synergies, FinPro assumed pre-tax cost savings equal to $4.8 million. The cost savings were assumed to grow 2.75% annually to account for inflation. Taxes were assumed to be 38%. Terminal values were calculated using the projected 2013 earnings and applying average price to earnings multiples ranging between 8.0x and 16.0x. FinPro utilized discount rates between 9% and 13%.

Investment Value of BCB Bancorp Shares Stand Alone

	Price to EPS Terminal Value Range
	8.0x	10.0x	12.7x	14.0x	16.0x
Discount Rate
13.0%	$7.79	$9.25	$11.22	$12.17	$13.64
12.0%	$8.10	$9.63	$11.69	$12.68	$14.21
11.0%	$8.42	$10.02	$12.18	$13.21	$14.81
10.0%	$8.76	$10.43	$12.69	$13.78	$15.45
9.0%	$9.12	$10.87	$13.23	$14.37	$16.12

Investment Value of Pamrapo Bancorp Shares Stand Alone

	Price to EPS Terminal Value Range
	8.0x	10.0x	12.7x	14.0x	16.0x
Discount Rate
13.0%	$6.61	$7.79	$9.37	$10.14	$11.31
12.0%	$6.87	$8.09	$9.75	$10.55	$11.78
11.0%	$7.13	$8.42	$10.15	$10.99	$12.27
10.0%	$7.42	$8.76	$10.58	$11.45	$12.80
9.0%	$7.72	$9.12	$11.02	$11.94	$13.34

Investment Value of the Merger Synergies per Combined Shares

	Price to EPS Terminal Value Range
	8.0x	10.0x	12.7x	14.0x	16.0x
Discount Rate
13.0%	$2.74	$3.12	$3.63	$3.88	$4.26
12.0%	$2.84	$3.23	$3.77	$4.02	$4.42
11.0%	$2.94	$3.35	$3.91	$4.18	$4.59
10.0%	$3.04	$3.47	$4.06	$4.34	$4.77
9.0%	$3.15	$3.60	$4.21	$4.51	$4.96

Pro Forma Financial Impact Analysis. FinPro analyzed the merger in terms of its effect on BCB Bancorp’s stand alone projected fiscal 2010 and 2011 earnings per share and the financial condition as of March 31, 2009. BCB Bancorp earnings projections for 2010 were provided by BCB Bancorp management. Pamrapo Bancorp’s projected earnings for 2010 were prepared by FinPro, based upon input provide by BCB Bancorp and Pamrapo Bancorp management. The 2011 projected earnings per share for both companies assumed 8% growth from the 2010 projections. Based upon certain assumptions, including those with respect to cost savings and other synergies from the merger, mark-to-market adjustments and the stand-alone earnings projections, the analysis indicated that the merger is projected to be 11% accretive to BCB Bancorp’s fiscal 2010 GAAP earnings per share. The combined entity on a pro forma basis was projected to remain “well capitalized” for regulatory purposes.

These forward looking projections may be affected by many factors beyond the control of BCB Bancorp and Pamrapo Bancorp, including the future direction of interest rates, economic conditions in the companies’ market place, the actual amount and timing of cost savings achieved through the merger, the actual level of revenue enhancements brought about through the merger, future regulatory changes and various other factors. The actual results achieved may vary from the projected results and the variations may be material.

Contribution Analysis. FinPro analyzed the relative contributions of BCB Bancorp and Pamrapo Bancorp to the pro forma market capitalization, balance sheet and income statement items of the combined entity, including assets, net loans, core deposits, deposits, common equity, tangible common equity, net income and net income with estimated cost savings added to Pamrapo Bancorp’s net income total.

At or for the twelve months ended March 31, 2009, except as noted	BCB Bancorp	Pamrapo Bancorp
Market Capitalization at June 26, 2009	47.8%	52.2%
Assets	50.2%	49.8%
Loans, net	48.4%	51.6%
Core Deposits (non-maturity)	45.7%	54.3%
Deposits	49.8%	50.2%
Common Equity	48.0%	52.0%
Common Tangible Equity	48.0%	52.0%
Net Income for Trailing Twelve Months	77.4%	22.6%
Projected 2010 Core Net Income	54.0%	46.0%
Net Income for Trailing Twelve Months, with Savings	51.3%	48.7%
Projected 2010 Core Net Income, with Savings	40.5%	59.5%
Resulting Ownership 100% stock	48.5%	51.5%

Note: BCB’s projected earnings for 2010 were provided by BCB Bancorp. Pamrapo Bancorp’s projected earnings for 2010 were prepared by FinPro, based upon input provide by BCB Bancorp and Pamrapo Bancorp management.

Relationship with BCB Bancorp and Pamrapo Bancorp

FinPro acted as financial advisor to BCB Bancorp in connection with the merger and will receive fees equal to 0.70% of the aggregate deal value, or approximately $320,000 in total. To date, FinPro has been paid $100,000 and the remainder of the fee is contingent upon the consummation of the merger. Additionally, BCB Bancorp has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to being retained as BCB Bancorp’s financial advisor for this transaction, FinPro provided professional services to BCB and has been paid for such services. The fees paid to FinPro by BCB Bancorp, prior to being retained as BCB Bancorp’s financial advisor, are not material relative to FinPro’s annual gross revenues. FinPro has not provided professional services to PBCI within the past five years.

Litigation Relating to the Merger

On July 9, 2009, a complaint was filed in the Superior Court of New Jersey in Hudson County against Pamrapo, each of its directors and BCB Bancorp. The action, which seeks class certification, was brought by Keith Kube, a purported shareholder of Pamrapo, on behalf of himself and all others similarly situated. On July 24, 2009, a second lawsuit was filed in the same court against Pamrapo and its directors by David Shaev Profit Sharing Account, a purported shareholder. The two lawsuits were consolidated as of September 10, 2009. On October 16, 2009, an amended complaint was filed, which alleges, among other things, that the directors of Pamrapo are in breach of their fiduciary duties to shareholders in connection with Pamrapo’s entry into the merger agreement. The amended complaint seeks, among other things, for the Court to enjoin the defendants from consummating the transactions contemplated by the merger agreement and to award the plaintiffs attorneys’ fees and expenses incurred in bringing the lawsuit. Pamrapo and its directors believe that the allegations in the amended complaint are without merit and intend to vigorously defend against the asserted claims and causes of action.

Employee Matters

BCB Bancorp will review all Pamrapo Bancorp compensation and employee benefit plans that do not otherwise terminate (whether pursuant to the terms of any such plan or the merger agreement) to determine whether to maintain, terminate or continue such plans. Each person who is an employee of Pamrapo Savings Bank as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of BCB Bancorp. In the event employee compensation or benefits as currently provided by Pamrapo Bancorp or Pamrapo Savings Bank are changed or terminated by BCB Bancorp, BCB Bancorp has agreed to provide compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated BCB Bancorp employees.

All Pamrapo Bancorp employees who become employees of BCB Bancorp at the effective time generally will be given credit for service at Pamrapo Bancorp or its subsidiaries for eligibility to participate in and the satisfaction of vesting requirements (but not for pension benefit accrual purposes) under BCB Bancorp’s compensation and benefit plans.

See “—Interests of Pamrapo Directors and Officers in the Merger” below for a discussion of employment agreements and compensation plans.

Interests of Pamrapo Directors and Officers in the Merger

Waiver and Termination Agreement with Kenneth Walter. Mr. Walter is the Interim President and Chief Executive Officer of Pamrapo Bancorp and Pamrapo Savings Bank, S.L.A. Mr. Walter currently has a change in control agreement with Pamrapo Bancorp and Pamrapo Savings Bank, S.L.A. that provides him with a payment in the case of a change in control of Pamrapo Bancorp, Inc. or Pamrapo Savings Bank, S.L.A. The merger with BCB Bancorp will constitute a change in control of Pamrapo Bancorp. Mr. Walter has agreed to terminate the change in control agreement and waive the right to receive any benefits thereunder as consideration for entering into an employment agreement and executive agreement with BCB Community Bank and BCB Bancorp, respectively, following the completion of the merger, in accordance with a waiver and termination agreement entered into with BCB Bancorp, Pamrapo Bancorp and Pamrapo Savings Bank, S.L.A. at the time of execution of the merger agreement.

Employment Agreement with Kenneth Walter. Following the completion of the merger, Mr. Walter has agreed to enter into an employment agreement with BCB Community Bank to serve as Chief Financial Officer of BCB Bancorp and BCB Community Bank. The employment agreement has an initial term of three years, and will renew on a daily basis so that the remaining term is three years, unless notice of non-renewal is provided. BCB Community Bank will pay Mr. Walter an annual base salary of $180,000, plus up to 50% of his annual salary in a performance bonus each year. In addition, Mr. Walter is entitled to participate in incentive compensation and bonus plan arrangements and employee benefit plans offered by BCB Community Bank. Mr. Walter will be reimbursed for business expenses incurred, including reimbursement for the reasonable fees incurred as a result of becoming a member of a country club of Mr. Walter’s choice.

In the event of Mr. Walter’s involuntary termination of employment for reasons other than cause, disability or death, or in the event Mr. Walter resigns during the term of the agreement for “good reason” (as defined therein), Mr. Walter will be entitled to a severance payment equal to three times the sum of his average base salary during the three years prior to termination and average rate of bonus awarded to him during the prior three years, payable in a single cash lump-sum distribution. In addition, BCB Community Bank will continue to provide for 36 months, at BCB Community Bank’s expense, life insurance coverage and non-taxable medical and dental coverage substantially comparable to the coverage maintained for Mr. Walter prior to his termination date. Upon the occurrence of a change in control of BCB Bancorp or BCB Community Bank, Mr. Walter will be entitled to receive a change in control payment equal to three times the sum of his average base salary during the three years prior to termination and average rate of bonus awarded to him during the prior three years, payable in a single cash lump-sum distribution within 30 days following the change in control.

In addition, should Mr. Walter become disabled, he would be entitled to receive continued life insurance coverage and non-taxable medical and dental coverage substantially comparable to the coverage maintained for Mr. Walter prior to his disability, provided, however, that such coverage will generally cease upon the earlier of: (i) three years; or (ii) the date Mr. Walter becomes eligible for Medicare, provided that if Mr. Walter becomes eligible for Medicare during the three-year period of coverage, his wife and family will receive coverage for the remainder of the period or until his wife is eligible for Medicare, whichever period is less. In the event Mr. Walter dies while employed, his family will be entitled to receive continued medical and dental benefits for one year.

Upon termination of employment due to retirement (as defined therein), Mr. Walter would only be entitled to his benefits under any retirement plan of BCB Community Bank and other plans to which Mr. Walter is a party. In the event Mr. Walter’s employment is terminated for cause, Mr. Walter would have no right to receive compensation or other benefits for any period after his termination.

Upon termination of employment, other than following a change in control, Mr. Walter agrees not to compete with BCB Bancorp or BCB Community Bank for one year following his termination, within 25 miles of the locations in which BCB Bancorp or BCB Community Bank has business operations or has filed an application for regulatory approval to establish an office.

Executive Agreement with Kenneth Walter. Following the completion of the merger, Mr. Walter has agreed to enter into an executive agreement with BCB Bancorp and BCB Community Bank. Under the executive agreement, in the event of a change in control of BCB Bancorp or BCB Community Bank, Mr. Walter would be entitled to a gross-up payment to cover applicable excise taxes, if any, on the compensation or benefits paid by BCB Bancorp or BCB Community Bank that are considered “excess parachute payments” under Sections 280G and 4999 of the Internal Revenue Code, such that the net amount retained by Mr. Walter after the deduction of the excise and other applicable taxes on the gross-up payment would equal the amount of compensation or benefits due to Mr. Walter.

Settlement Agreement with Margaret Russo. Ms. Russo is the Corporate Secretary and Vice President of Pamrapo Bancorp and Pamrapo Savings Bank. Ms. Russo currently has a change in control agreement with Pamrapo Bancorp and Pamrapo Savings Bank that provides her with a payment in the case of a change in control of Pamrapo Bancorp, Inc or Pamrapo Savings Bank. The merger with BCB Bancorp will constitute a change in control of Pamrapo Bancorp and Pamrapo Savings Bank for purposes of her change in control agreement. At the time of the execution of the merger agreement, Ms. Russo entered into a settlement agreement with Pamrapo Bancorp and BCB Bancorp, whereby the benefits provided in the settlement agreement will be provided in lieu of any rights or payments under Ms. Russo’s change in control agreement. The settlement agreement provides that on the closing date of the merger, Ms. Russo will receive a single cash lump-sum payment of approximately $307,340. In addition, Ms. Russo will receive continued life insurance coverage and health insurance coverage until the earlier of the date on which Ms. Russo obtains similar coverage by another employer or the first anniversary date following the closing date of the merger. While the benefits provided to Ms. Russo are structured so that they do not constitute an “excess parachute payment” under Sections 280G and 4999 of the Internal Revenue Code, in the event an excise tax is triggered, Ms. Russo will receive a gross-up payment such that the net amount retained by Ms. Russo after deduction of the excise tax and other applicable taxes on the gross-up payment would equal the amount of $313,119 compensation and benefits due to her under the settlement agreement.

Non-Compete Agreement with Margaret Russo. Since Ms. Russo could do substantial harm to the business and goodwill associated with BCB Bancorp and BCB Community Bank if she accepts a position with a competitor institution, Ms. Russo has agreed to enter into a non-compete agreement with BCB Bancorp and BCB Community Bank following the completion of the merger. The non-compete agreement is for a term of two years, commencing on the closing date of the merger, and ending on the second anniversary date thereafter. Under the noncompete agreement, BCB Bancorp will pay Ms. Russo a payment of $346,075, which will be payable in three equal installments. The three installment payments will be paid on the closing date of the merger, the first anniversary date of the closing date of the merger, and the second anniversary date of the closing date of the merger, respectively. In the event of any breach of the non-compete agreement by Ms. Russo, BCB Bancorp, Inc’s and BCB Community Bank’s obligations to pay Ms. Russo will immediately cease, and BCB Bancorp and BCB Community Bank will be entitled to recover any compensation that has already been paid to Ms. Russo under the non-compete agreement.

Consulting Agreements with Herman Brockman and Patrick Conaghan. Messrs. Brockman and Conaghan currently serve on the board of directors of Pamrapo Bancorp. Following the completion of the merger, Messrs. Brockman and Conaghan have agreed to provide consulting services to BCB Bancorp and BCB Community Bank in order to assist with any personnel and business integration issues that may arise in connection with the merger, and also with other banking-related services as reasonably requested by BCB Bancorp or BCB Community Bank. The consulting agreements are for a term of three years, commencing on the closing date of the merger, and ending on the third anniversary date thereafter. Under the consulting agreements, BCB Community Bank will pay Messrs. Brockman and Conaghan an annual consulting fee of $40,000, payable in equal quarterly installments. Messrs. Brockman and Conaghan will forfeit their remaining consulting fees if they terminate their services, including due to death or disability, or if they are terminated for “cause” (as defined in the consulting agreements) prior to the completion of the term of their agreements. Messrs. Brockman and Conaghan will be subject to their covenants not to compete with the business interests of BCB Bancorp and BCB Community Bank during the term of their agreements and for one year thereafter.

Waiver Agreement with Daniel Massarelli. Mr. Massarelli currently serves on the board of directors of Pamrapo Bancorp. At the time of execution of the merger agreement, Mr. Massarelli entered into a waiver agreement, whereby as consideration for waiving his existing benefits under the Pamrapo Savings Bank Directors’ Consultation and Retirement Plan, Mr. Massarelli will become Chairman of the Board of Directors of BCB Bancorp effective immediately following the completion of the merger.

Pamrapo Savings Bank Directors’ Consultation and Retirement Plan. On the closing date of the merger, Mr. O’Donnell will receive a single cash lump sum payment of $13,900 from Pamrapo Bancorp in full satisfaction of its obligations under the Pamrapo Savings Bank Directors’ Consultation and Retirement Plan.

Retention Bonuses to Certain Pamrapo Savings Bank Employees. Pamrapo Savings Bank has established a retention bonus pool of $250,000 to be awarded to certain employees of Pamrapo Savings Bank who remain employed with Pamrapo Savings Bank through the closing date of the merger. The employees entitled to receive a retention bonus will be determined by BCB Community Bank following the closing date of the merger. Mr. Kenneth Walter will be eligible to receive a retention bonus.

Pamrapo Savings Bank Supplemental Executive Retirement Plan. BCB Bancorp has agreed to honor Pamrapo Savings Bank’s outstanding benefit obligations to Robert Allen, William Campbell, Diane Delikat, Robert Hughes, and Gary Thomas under the Pamrapo Savings Bank Supplemental Executive Retirement Plan. Mr. Allen, Mr. Campbell, Ms. Delikat, Mr. Hughes, and Mr. Thomas each are entitled to his or her remaining severance benefit of $36,000, $443,056, $1,630, $300,000, and $129,856, respectively.

Employee Stock Ownership Plan and 401(k) Plan. The merger agreement provides that the Employee Stock Ownership Plan of Pamrapo Savings Bank (“ESOP”) and the Pamrapo Savings Bank 401(k) Plan will be terminated as of, or immediately prior to, the completion of the merger. In connection with the termination, Pamrapo Savings Bank or BCB Bancorp will request a determination from the Internal Revenue Service that both plans are tax-qualified at the time of termination. All employees of Pamrapo Savings Bank who remain employed with BCB Bancorp following the merger will be permitted to directly rollover their ESOP and Pamrapo Savings Bank 401(k) Plan account balances directly to the BCB Community Bank 401(k) Plan.

Defined Benefit Retirement Plan. BCB Bancorp and Pamrapo Bancorp have agreed that Pamrapo Bancorp will take such action as is necessary to freeze the Retirement Plan of Pamrapo Savings Bank as of, or immediately prior to the completion of the merger.

Option Awards. All outstanding options under the Pamrapo Bancorp 2003 Stock Based Incentive Plan will be converted into fully vested and exercisable options to purchase shares of common stock of BCB Bancorp in accordance with the terms of the merger agreement. For a more detailed description on Pamrapo’s Stock Options, see “—Treatment of Pamrapo Bancorp, Inc. Stock Options” beginning on page 44.

Indemnification. Pursuant to the merger agreement, from and after the effective date of the merger through the third anniversary thereof, BCB and its subsidiaries (as defined in the merger agreement) will indemnify, defend and hold harmless each present and former officer, director and employee of Pamrapo Bancorp and its subsidiaries (as defined in the merger agreement) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments or fines incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the Effective Time of the merger, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Pamrapo Bancorp or its subsidiaries or is or was serving at the request of Pamrapo or its subsidiaries as a director, officer, employee, fiduciary or agent of another entity, including without limitation matters relating to the negotiation, execution and performance of the merger agreement or consummation of the merger, to the fullest extent to which directors and officers of Pamrapo Bancorp are entitled under applicable law, Pamrapo Bancorp’s Certificate of Incorporation and Bylaws, and/or any agreement, arrangement or understanding described in the merger agreement, provided, however, that BCB and its subsidiaries shall not be required to indemnify any person for material breaches of the representations of the merger agreement. BCB Bancorp will pay expenses in advance of the final disposition of any such action or proceeding to the fullest extent permitted under applicable law, provided that the person to whom such expenses are advanced agrees to repay such expenses if it is ultimately determined that such person is not entitled to indemnification.

Directors’ and Officers’ Insurance. Pursuant to the merger agreement, for a period of three years after the effective date, BCB shall use its best efforts to cause the persons serving as officers and directors of Pamrapo Bancorp and its subsidiaries immediately prior to the effective date to continue to be covered by Pamrapo Bancorp’s current directors and officers’ liability insurance policy (provided that BCB Bancorp may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Pamrapo’s existing coverage limits) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such. BCB Bancorp is not required to expend an amount in excess of 150% of the aggregate premiums paid by Pamrapo Bancorp.

Board of Directors of BCB Bancorp Board following the merger. Effective as of the consummation of the merger, BCB Bancorp shall appoint Messrs. Daniel Massarelli, Kenneth Walter, Robert Hughes, Robert Doria and Kenneth Poesl to its board of directors. BCB Bancorp board members are currently paid an annual retainer of $7,000. Kenneth Walter, who will be offered continued employment with BCB upon completion of the merger, will not receive a retainer.

Interests of BCB Bancorp Directors and Officers in the Merger

Waiver Agreements with Donald Mindiak, Thomas Coughlin, and Amer Saleem. Messrs. Mindiak, Coughlin, and Saleem are the President and Chief Executive Officer of BCB Bancorp and BCB Community Bank, the Chief Operating Officer of BCB Bancorp and BCB Community Bank, and the Vice President of Commercial Lending for BCB Bancorp and BCB Community Bank, respectively. Messrs. Mindiak, Coughlin, and Saleem currently have change in control agreements and executive agreements with BCB Bancorp and BCB Community Bank that provides them each with a payment in the case of a change in control of BCB Bancorp and BCB Community Bank. The merger with Pamrapo Bancorp will constitute a change in control of BCB Bancorp and BCB Community Bank. However, Messrs. Mindiak and Coughlin have agreed to terminate their change in control agreements and waive the right to receive any benefits under their change in control agreements and executive agreements as consideration for entering into employment agreements with BCB Community Bank following the completion of the merger in accordance with their waiver agreements entered into with BCB Bancorp, and BCB Community Bank at the time of execution of the merger agreement. Mr. Saleem has agreed to waive the right receive any benefits under his change in control agreement and executive agreement that are triggered as a result of the merger. However, his agreements will continue to be in effect following the consummation of the merger.

Employment Agreements with Donald Mindiak and Thomas Coughlin. Following the completion of the merger, Messrs. Mindiak and Coughlin have agreed to enter into employment agreements with BCB Community Bank to serve as Chief Executive Officer of BCB Bancorp and BCB Community Bank and Chief Operating Officer of BCB Bancorp and BCB Community Bank, respectively. The employment agreements have an initial term of three years, and will renew on a daily basis so that remaining terms are three years, unless notice of non-renewal is provided. BCB Community Bank will pay Messrs. Mindiak and Coughlin an annual base salary of $217,500 and $195,000, respectively, plus a bonus up to 50% of their annual salary in a performance bonus each year. Mr. Mindiak will be eligible to receive a bonus payment in the amount of $125,000 during the first calendar year in which his employment agreement takes effect. In addition, Messrs. Mindiak and Coughlin are entitled to participate in incentive compensation and bonus plan arrangements and employee benefit plans offered by BCB Community Bank, and will be reimbursed for business expenses incurred.

In the event of Messrs. Mindiak’s and Coughlin’s involuntary termination of employment for reasons other than cause, disability or death, or in the event Messrs. Mindiak and Coughlin resign during the term of the agreements for “good reason” (as defined therein), they will be entitled to a severance payment equal to three times the sum of their average base salary during the 3 years prior to termination and average rate of bonus awarded to them during the prior three years, payable in a single cash lump sum distribution. In addition, BCB Community Bank will continue to provide for 36 months, at BCB Community Bank’s expense, life insurance coverage and non-taxable medical and dental coverage substantially comparable to the coverage maintained for Messrs. Mindiak and Coughlin prior to their termination date. Upon the occurrence of a change in control of BCB Bancorp or BCB Community Bank, Messrs. Mindiak and Coughlin will be entitled to receive a change in control payment equal to three times the sum of their average base salary during the three years prior to termination and average rate of bonus awarded to them during the prior three years, payable in a single cash lump sum distribution within 30 days following the change in control.

In addition, should Messrs. Mindiak and Coughlin become disabled, they will be entitled to receive continued life insurance coverage and non-taxable medical and dental coverage substantially comparable to the coverage maintained for the officers prior to their disability, provided, however, that such coverage will generally cease upon the earlier of: (i) three years; or (ii) the date Messrs. Mindiak and Coughlin become eligible for Medicare, provided that if Messrs. Mindiak and Coughlin become eligible for Medicare during the three-year period of coverage, their spouses and family will receive coverage for the remainder of the period or until their spouses are eligible for Medicare, whichever period is less. In the event Messrs. Mindiak and Coughlin die while employed, their family will be entitled to receive continued medical and dental benefits for one year.

Upon termination of employment due to retirement (as defined therein), Messrs. Mindiak and Coughlin would only be entitled to their benefits under any retirement plan of BCB Community Bank and other plans to which they are a party. In the event that Messrs. Mindiak’s and Coughlin’s employment is terminated for cause, they would have no right to receive compensation or other benefits for any period after their termination.

Upon termination of employment other than following a change in control, Messrs. Mindiak and Coughlin agree not to compete with BCB Bancorp or BCB Community Bank for one year following their termination within 25 miles of the locations in which BCB Bancorp or BCB Community Bank has business operations or has filed an application for regulatory approval to establish an office.

Settlement Agreement with James Collins. Mr. Collins is currently the Chief Lending Officer of BCB Bancorp and BCB Community Bank. Mr. Collins has a change in control agreement and executive agreement with BCB Bancorp that provides him with payments in the case of a change in control of BCB Bancorp or BCB Community Bank. The merger will constitute a change in control of BCB Bancorp and BCB Community Bank for purposes of his existing agreements. However, at the time of the execution of the merger agreement, Mr. Collins entered into a settlement agreement with BCB Bancorp and BCB Community Bank, whereby the benefits provided in the settlement agreement will be provided in lieu of any rights or payments under Mr. Collins’ change in control agreement and executive agreement. The settlement agreement provides that on the closing date of the merger, Mr. Collins will receive a single cash lump sum payment of approximately $367,673. In addition, Mr. Collins and his dependents will receive continued life insurance coverage and non-taxable health and dental insurance coverage for 36 months following the closing date of the merger. While the benefits provided to Mr. Collins are structured so that they do not constitute an “excess parachute payment” under Sections 280G and 4999 of the Internal Revenue Code, in the event an excise tax is triggered, Mr. Collins will receive a gross-up payment such that the net amount retained by Mr. Collins after deduction of the excise tax and other applicable taxes on the gross-up payment would equal the amount of compensation and benefits due to him under the settlement agreement.

Consulting Agreement with James Collins. Following the completion of the merger, Mr. Collins has agreed to provide consulting services to BCB Bancorp and BCB Community Bank in order to assist with any personnel and business integration issues that may arise in connection with the merger, and also to advise BCB Community Bank’s loan department with respect to contacting existing or potential customers to develop new business. The consulting agreement is for a term of one year, commencing on the closing date of the merger, and ending on the first anniversary date thereafter. Under the consulting agreement, BCB Community Bank will pay Mr. Collins an annual consulting fee of $160,000, payable in equal quarterly installments on the first business day of each quarter of the calendar year. Mr. Collins will forfeit his remaining consulting fees if he terminates his services, including due to death or disability, or if he is terminated for “cause” (as defined in the consulting agreement), prior to the completion of the term of the agreement. Mr. Collins will be subject to his covenant not to compete with the business interests of BCB Bancorp and BCB Community Bank during the term of his agreement and for one year thereafter.

Consulting Agreement with August Pellegrini, Jr. Dr. Pellegrini currently serves on the board of directors of BCB Bancorp. Following the completion of the merger, Dr. Pellegrini has agreed to provide consulting services to BCB Bancorp and BCB Community Bank in order to assist with any personnel and business integration issues that may arise in connection with the merger, and also with other banking-related services as reasonably requested by BCB Bancorp or BCB Community Bank. The consulting agreement is for a term of three years, commencing on the closing date of the merger, and ending on the third anniversary date thereafter. Under the consulting agreement, BCB Community Bank will pay Dr. Pellegrini an annual consulting fee of $40,000, payable in equal quarterly installments. Dr. Pellegrini will forfeit his remaining consulting fees if he terminates his services, including due to death or disability, or if he is terminated for “cause” (as defined in the consulting agreement), prior to the completion of the term of his agreement. Dr. Pellegrini will be subject to his covenant not to compete with the business interests of BCB Bancorp and BCB Community Bank during the term of his agreement and for one year thereafter.

Retention Bonuses to Certain BCB Community Bank Employees. BCB Community Bank has established a retention bonus pool of $250,000 to be awarded to certain employees of BCB Community Bank who remain employed with BCB Community Bank through the closing date of the merger. The employees entitled to receive a retention bonus will be determined by BCB Community Bank following the closing date of the merger. Donald Mindiak and Thomas Coughlin will be eligible to receive a retention bonus.

Subsidiary Merger

In connection with the merger of Pamrapo with and into BCB, BCB Bank and Pamrapo Savings Bank will enter into a plan of merger pursuant to which Pamrapo Savings Bank will merge with and into BCB Bank, with BCB Bank as the surviving institution and wholly-owned subsidiary of BCB. The surviving institution shall bear the corporate name BCB Community Bank. This subsidiary merger is expected to occur immediately after the merger of Pamrapo with and into BCB.

Management and Operations of Pamrapo Savings Bank After the Merger

Upon consummation of the merger between Pamrapo Bancorp and BCB Bancorp, Pamrapo Savings Bank will be merged into BCB Community Bank and its separate existence will cease. The board of directors of BCB Bancorp and BCB Community Bank will be expanded by three members and three former Pamrapo Bancorp board members, one current Pamrapo Bancorp officer and one former Pamrapo Bancorp executive officer will join the boards of directors of BCB Bancorp and BCB Community Bank. Concurrently, two current members of the BCB Bancorp board of directors will resign such positions, therefore creating a board of directors of 14 members. Upon the Effective Time, Daniel Massarelli will serve as Chairman of the Board of Directors of BCB Bancorp and BCB Community Bank and Mark Hogan will serve as Vice Chairman of the Board of Directors of BCB Bancorp and BCB Community Bank. At the Effective Time, Donald Mindiak will serve as the President and Chief Executive Officer, Kenneth Walter will serve as the Chief Financial Officer and Thomas Coughlin will serve as the Chief Operating Officer of BCB Bancorp and BCB Community Bank.

It is anticipated that no branch offices of either Pamrapo Savings Bank or BCB Community Bank will be closed upon consummation of the merger.

Effective Date of Merger

The parties expect that the merger will be effective in the first quarter of 2010 or as soon as possible after the receipt of all regulatory and stockholder approvals and after the expiration of all regulatory waiting periods. The merger will be completed legally by the filing of the certificate of merger with the Secretary of State of the State of New Jersey. If the merger is not consummated by June 30, 2010, the merger agreement may be terminated by either Pamrapo Bancorp or BCB Bancorp, unless the failure to consummate the merger by this date is due to the breach by the party seeking to terminate the merger agreement of any of its obligations under the merger agreement. See “Conditions to the Merger” below.

Conduct of Business Pending the Merger

The merger agreement contains various customary restrictions on the operations of each of Pamrapo Bancorp and BCB Bancorp before the effective time of the merger. In general, the merger agreement obligates each party to conduct its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve its business organization and assets and maintain its rights and franchises. In addition, each of Pamrapo Bancorp and BCB Bancorp has agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of the other party, it will not, among other things:

•

declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends in an amount of no more than $0.15 per share paid in a time and manner consistent with past practice;

•	split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities except pursuant to existing rights under employee benefit plans;

•

issue, sell or authorize the sale of any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, other than pursuant to existing stock options or similar rights under stock option plans;

•	amend its Certificate of Incorporation or Bylaws, except BCB Bancorp may amend its Certificate of Incorporation to increase its authorized shares of common stock;

•

authorize or permit any of its officers, directors, employees or agents to solicit or encourage any inquiries relating to a “takeover proposal” (as defined in the merger agreement), or, except to the extent legally required for the discharge of the fiduciary duties of its board of directors, recommend or endorse any takeover proposal, or facilitate any effort or attempt to make or implement a takeover proposal;

•	make any capital expenditure in excess of $10,000 individually and $100,000 in the aggregate;

•	enter into any new line of business;

•

acquire any business or assets which would be material, individually or in the aggregate, to that party, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

•

take any action that is intended or may reasonably be expected to result in any of the conditions to the merger not being satisfied or a violation of any provision of the merger agreement, except as may be required by applicable law;

•

change its methods of accounting in effect at December 31, 2008, except as required by changes in GAAP or regulatory accounting principles as concurred to by the affected institution’s independent auditors;

•

(i) adopt, amend, renew or terminate any plan or any agreement, arrangement, plan or policy between Pamrapo Bancorp or BCB Bancorp and one or more of their current or former directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof or (iii) from the date of execution until the closing date, grant any stock options, stock appreciation rights, restricted stock, restricted stock units, performance units or performance shares;

•

other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

•

other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	file any application to relocate or terminate the operations of any banking office or any of its subsidiaries;

•

commit any act or omission which constitutes a material breach or default by it or any of its subsidiaries under any Regulatory Agreement (as defined in the merger agreement) or under any material contract or material license to which it or any of its subsidiaries is a party or by which any of them or their respective properties is bound;

•

except as previously disclosed, compromise, extend or restructure any real estate loan, construction loan or commercial loan with an unpaid principal balance except in the ordinary course of business consistent with past practices;

•

make or commit to any commercial business loan (including, without limitation, lines of credit and letters of credit) or any commercial real estate or construction loan (including, without limitation, lines of credit and letters of credit) other than loans originated in the ordinary course of business consistent with past practices;

•	purchase or commit to purchase any bulk loan portfolio;

•

engage in or enter into any structured transactions, derivative securities, arbitrage or hedging activity, except such activities undertaken in the ordinary course of business consistent with past practice;

•

make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices, or for goods, services or other items necessary in the ordinary course of business relating to foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings;

•	create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract;

•	take any action which would cause the termination or cancellation by the FDIC of insurance in respect of Pamrapo Savings Bank’s deposits or BCB Community Bank’s deposits;

•	settle any claim, action or proceeding involving any liability for money damages in excess of $100,000, or as set forth in the relevant disclosure schedule; or

•

elect to the board of directors any person who is not a member of the board of directors or an officer of Pamrapo Bancorp or BCB Bancorp or their subsidiaries, except to replace an existing director or officer.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information, each party’s efforts to cause its representations and warranties to be true and correct on the closing date; and each party’s agreement to use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization.

Representations and Warranties

The merger agreement contains a number of customary representations and warranties by BCB Bancorp and Pamrapo Bancorp regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things:

•	the organization, existence, and corporate power and authority, and capitalization of each of the companies;

•	the absence of conflicts with and violations of law and various documents, contracts and agreements;

•	the absence of any undisclosed agreements with regulatory agencies, including any assistance agreements in connection with a federally assisted acquisition of a depository institution;

•

the absence of any required consents or approvals other than those set forth in the merger agreement, and statements that the parties are not aware of any reason why such consents or approvals will not be obtained;

•	the stockholder votes required by each party and the absence of any required stockholder votes other than those set forth in the merger agreement;

•	voting agreements entered into by the respective officers and directors of each party;

•	the absence of any undisclosed broker’s fees;

•	the absence of any development materially adverse to the companies;

•	the absence of adverse material litigation;

•	accuracy of reports and financial statements filed with the Securities and Exchange Commission or any other regulatory agency;

•	the accuracy and completeness of the statements of fact made in the merger agreement;

•	the existence, performance and legal effect of certain contracts;

•	no violations of law by either company;

•	the filing of tax returns, payment of taxes and other tax matters by either party;

•	the receipt by each party of a fairness opinion with respect to the merger consideration from a financial point of view;

•	the inapplicability of anti-takeover laws;

•

matters related to their respective loan portfolios, investment securities, deposits, regulatory capital, administration of fiduciary accounts, mortgage banking business, properties, intellectual property, derivative transactions, insurance, transactions with affiliates, internal controls and Community Reinvestment Act examinations;

•	labor and employee benefit matters, including termination benefits; and

•	compliance with applicable environmental laws by both parties.

All representations, warranties and covenants of the parties, other than the covenants in specified sections which relate to continuing matters, terminate upon the merger.

Conditions to the Merger

The respective obligations of BCB Bancorp and Pamrapo Bancorp to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•

all regulatory approvals required to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, must have been obtained and remain in full force and effect, and all statutory waiting periods in respect thereof must have expired, in all cases without the imposition of a term, condition or restriction upon either party that would so materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement to either party or which unduly burdens the operations of the surviving corporation and financial institution as to render inadvisable, in the reasonable good faith judgment of either party, the consummation of the merger;

•	approval of the merger agreement by the affirmative vote of a majority of the shares of Pamrapo Bancorp cast;

•	approval of the merger agreement by the affirmative vote of a majority of the shares of BCB Bancorp cast;

•

there must be no order, injunction or decree issued by any court or agency of competent jurisdiction, or any proceeding initiated by any governmental agency seeking an injunction pending, or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•	there must be no statute, rule, regulation, order, injunction or decree in existence which prohibits, restricts or makes completion of the merger or bank merger illegal;

•

BCB Bancorp’s registration statement of which this document is a part shall have become effective and no stop order suspending its effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission;

•	the shares of BCB Bancorp common stock to be issued to Pamrapo Bancorp stockholders in the merger must have been approved for listing on the Nasdaq Stock Market;

•

with respect to each of Pamrapo Bancorp and BCB Bancorp, the representations and warranties of the other party to the merger agreement must be true and correct in all material respects, and each party shall have performed in all material respects its obligations under the merger agreement;

•	the defined benefit plan of Pamrapo Bancorp must satisfy the minimum funding standards under applicable law; and

•	all necessary third party consents shall have been obtained.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder approval and regulatory approvals may not be legally waived.

Regulatory Approvals Required for the Merger

General. Pamrapo Bancorp and BCB Bancorp have agreed to use all reasonable efforts to obtain all permits, consents, approvals, waivers and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the merger. This includes the approval of the Federal Reserve Board of Governors, the Federal Deposit Insurance Corporation and the New Jersey Department of Banking and Insurance. With the exception of a waiver request to the Federal Reserve, BCB Bancorp has filed the applications or waivers necessary to obtain these regulatory approvals. The merger cannot be completed without such approvals or waivers. BCB Bancorp cannot assure that it will obtain the required regulatory approvals and non-objections, when they will be received, or whether there will be conditions in the approvals or any litigation challenging the approvals. While waivers from the Federal Reserve are routinely granted in transactions structured in the manner of the merger, BCB Bancorp, Inc. may be asked by the Federal Reserve to file a bank holding company application. BCB Bancorp also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made. It is anticipated that

BCB Bancorp is not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. BCB Bancorp presently contemplates that it will seek any additional governmental approvals or actions that may be required in addition to those requests for approval currently pending; however, BCB Bancorp cannot assure that it will obtain any such additional approvals or actions.

Federal Deposit Insurance Corporation. The merger of Pamrapo Savings Bank into BCB Community Bank is subject to approval by the Federal Deposit Insurance Corporation. We have filed the required application, but we have not yet received the Federal Deposit Insurance Corporation’s approval.

The Federal Deposit Insurance Corporation may not approve any transaction that would result in a monopoly or otherwise substantially lessen competition or restrain trade, unless it finds that the anti-competitive effects of the transaction are clearly outweighed by the public interest. In addition, the Federal Deposit Insurance Corporation considers the financial and managerial resources of the companies and their subsidiary institutions and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, as amended (the “CRA”), the Federal Deposit Insurance Corporation must take into account the record of performance of each company in meeting the credit needs of its entire communities, including low and moderate income neighborhoods, served by each company. BCB Community Bank has a satisfactory CRA rating and Pamrapo Savings Bank has a satisfactory CRA rating. The Federal Deposit Insurance Corporation also must consider the effectiveness of each company involved in the proposed transaction in combating money laundering activities.

Federal law requires publication of notice of, and the opportunity for public comment on, the applications submitted by BCB Bancorp and BCB Community Bank for approval of the merger and authorizes the Federal Deposit Insurance Corporation to hold a public hearing in connection with the application if it determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which the application is subject to review. In addition, under federal law, a period of 30 days must expire following approval by the Federal Deposit Insurance Corporation, within which period the Department of Justice may file objections to the merger under the federal antitrust laws. This waiting period may be reduced to 15 days if the Department of Justice has not provided any adverse comments relating to the competitive factors of the transaction. If the Department of Justice were to commence an antitrust action, that action would stay the effectiveness of the Federal Deposit Insurance Corporation’s approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the Department of Justice could analyze the merger’s effect on competition differently than the Federal Deposit Insurance Corporation, and thus it is possible that the Department of Justice could reach a different conclusion than the Federal Deposit Insurance Corporation regarding the merger’s competitive effects.

New Jersey Department of Banking and Insurance. The Pamrapo Savings Bank and BCB Community Bank merger is also subject to the prior approval of the New Jersey Department of Banking and Insurance under certain provisions of the New Jersey Savings and Loan Act of 1963. BCB Bancorp filed an application with the New Jersey Department of Banking and Insurance for approval of the subsidiary merger. In determining whether to approve such application, the New Jersey Department of Banking and Insurance may consider, among other factors, whether the merger will be in the public interest and whether BCB Community Bank, the surviving bank in the subsidiary merger, has the minimum capital stock and surplus required under New Jersey law.

Federal Reserve Board of Governors. The merger is subject to prior approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, (“BHCA”), unless a waiver is received. The BHCA requires the Federal Reserve Board, when approving a transaction such as the merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.

The BHCA prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the CRA, the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the credit needs of its entire communities, including low- and moderate-income neighborhoods, served by such institutions.

Applicable federal law provides for the publication of notice and public comment on applications filed with the Federal Reserve Board and authorizes such agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene in the BCB-Pamrapo application, such intervention could delay the regulatory approvals required for consummation of the merger and therefore the date of completion of the merger.

Appraisal Rights

Under Section 11-1 of the New Jersey Business Corporation Act, holders of shares of BCB Bancorp common stock and Pamrapo Bancorp common stock do not have appraisal rights in connection with the merger.

No Solicitation

The merger agreement provides that Pamrapo and BCB shall not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Pamrapo or BCB, or any purchase of all, or substantially all, of the assets of Pamrapo or BCB, other than the purchase or sale of loans or securities in the ordinary course of business consistent with past practice or more than 25% of the outstanding equity securities of Pamrapo or BCB, as applicable (an “acquisition proposal”).

In the merger agreement, Pamrapo and BCB also agreed that they would not, and that they would direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise facilitate any effort or attempt to make or implement an acquisition proposal. However, each Pamrapo and BCB or its board of directors may:

•	comply with its disclosure obligations under federal or state law;

•

provide information in response to a request received from a person who has made an unsolicited bona fide written acquisition proposal if the Pamrapo or BCB’s board of directors receives from such person an executed confidentiality agreement;

•	engage in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal; or

•	recommend such an acquisition proposal to the stockholders of Pamrapo or BCB, as applicable,

if and only to the extent that in each of the last three cases referred to above, (1) the Pamrapo or BCB’s board of directors, as applicable, determines in good faith, following consultation with its outside legal counsel, that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (2) Pamrapo or BCB’s board of directors, as applicable, determines in good faith, following consultation with its outside legal counsel and receipt of a written opinion from its financial advisors, that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Pamrapo or BCB’s stockholders, as applicable, from a financial point of view than the merger. An acquisition proposal that is received and considered by Pamrapo or BCB’s board of directors, as applicable, in compliance with these requirements and approved by the Pamrapo or BCB’s board of directors, as applicable, is referred to as a “superior proposal.” The party receiving such proposal is required to cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any acquisition proposals and to promptly notify (which notification shall not be more than 24 hours after the earlier of knowledge or receipt of such inquiry, proposal, offer or request) the other party if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Pamrapo or BCB, as applicable or any of its representatives.

Termination

The merger agreement may be terminated at any time prior to the Effective Time, before or after approval of the matters presented in connection with the merger by the Pamrapo Bancorp’s stockholders or BCB Bancorp’s stockholders:

•	by mutual consent of BCB and Pamrapo in a written instrument, if the board of directors of each so determine;

•	by either BCB Bancorp or Pamrapo Bancorp;

•

if 60 days after the date on which any request or application for a requisite regulatory approval has been denied or withdrawn at the request or recommendation of the governmental entity that must grant such requisite regulatory approval, unless a petition for rehearing or an amended application has been filed within the 60 days of such denial or withdrawal, except that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of the denial or request for withdrawal;

•	if the merger has not been consummated on or before June 30, 2010;

•	if the stockholders of BCB do not approve the merger agreement at a duly held meeting of BCB stockholders;

•	if the stockholders of Pamrapo do not approve the merger agreement at a duly held meeting of Pamrapo stockholders;

•

if the other party has materially breached any representation or warranty, under the merger agreement, which breach has not been cured or could not be cured within 30 days following written notice of the breach and, as long as the party seeking to terminate the merger agreement has not also materially breached the merger agreement;

•

if the other party has failed to perform or comply in any material respect with any of the covenants or agreements under the merger agreement, which failure could not be cured prior to June 30, 2010 or has not been cured within 30 days following written notice of the breach and, as long as the party seeking to terminate the merger agreement has not also materially breached the merger agreement;

•	if any governmental entity shall have issued a final non-appealable order enjoining or otherwise prohibiting the completion of the merger or any transaction contemplated by the merger agreement;

•

if any regulatory approval contains a term, condition or restriction which the terminating party reasonably determines in good faith would materially adversely affect the economic or business benefits of the merger to such terminating party so as to render inadvisable, in its reasonable good faith judgment, the consummation of the merger.

•	by BCB Bancorp if

•	the board of directors of Pamrapo does not recommend in this Proxy Statement that its stockholders adopt the merger agreement;

•

after recommending in this Proxy Statement that stockholders of Pamrapo adopt the merger agreement, the board of directors of Pamrapo withdraws, modifies or qualifies its recommendation in any respect adverse to the interests of BCB;

•	Pamrapo fails to call, give proper notice of, convene and hold a meeting of its stockholders to consider and vote upon the merger agreement;

•	Pamrapo fails to enter into a consent with all relevant banking regulatory agencies, FinCen and the Department of Justice;

•

Pamrapo makes a payment or enters into a settlement of any claims relating to (i) the Bayonne Medical Center in excess of an amount agreed to by Pamrapo and BCB; or (iii) the settlement with the Department of Justice in excess of an amount agreed to by Pamrapo and BCB, and in either or both cases, BCB did not consent in writing to the payment of such excess; or

•

at any time prior to the BCB special meeting, BCB board of directors determines to enter into an acquisition agreement or similar agreement with respect to a “superior proposal,” which has been received and considered by BCB and BCB’s board of directors in full compliance with the applicable terms of the merger agreement, provided that BCB has notified Pamrapo at least five business days in advance of any such termination and given Pamrapo the opportunity during such period to make an offer at least as favorable as the superior proposal, as determined in good faith by the BCB board of directors, and subject to a termination fee.

•	by Pamrapo Bancorp if:

•	the board of directors of BCB does not recommend in this Proxy Statement that its stockholders adopt the merger agreement;

•

after recommending in this Proxy Statement that stockholders of BCB adopt the merger agreement, the board of directors of BCB withdraws, modifies or qualifies its recommendation in any respect adverse to the interests of Pamrapo;

•	BCB fails to call, give proper notice of, convene and hold a meeting of its stockholders to consider and vote upon the merger agreement; or

•

at any time prior to the Pamrapo special meeting, Pamrapo board of directors determines to enter into an acquisition agreement or similar agreement with respect to a “superior proposal,” which has been received and considered by Pamrapo and Pamrapo’s board of directors in full compliance with the applicable terms of the merger agreement, provided that Pamrapo has notified BCB at least five business days in advance of any such termination and given BCB the opportunity during such period to make an offer at least as favorable as the superior proposal, as determined in good faith by the Pamrapo board of directors, and subject to a termination fee.

Effect of Termination

In the event the merger agreement is terminated as described above, neither BCB nor Pamrapo will have any liability under the merger agreement, except that designated provisions of the merger agreement, including the access to information, confidential treatment of information, payment of expenses, and the termination fee described below, will survive termination.

Termination Fees

Under the terms of the merger agreement, each of BCB and Pamrapo must pay to the other a termination fee in the following circumstances:

BCB must pay a termination fee of $2.5 million to Pamrapo if the merger agreement is terminated by Pamrapo due to the following circumstances:

•	the board of directors of BCB does not recommend in this Proxy Statement that its stockholders adopt the merger agreement;

•

after recommending in this Proxy Statement that stockholders of BCB adopt the merger agreement, the board of directors of BCB withdraws, modifies or qualifies its recommendation in any respect adverse to the interests of Pamrapo;

•	BCB fails to call, give proper notice of, convene and hold a meeting of its stockholders to consider and vote upon the merger agreement;

•	BCB accepts a superior proposal that Pamrapo decides not to match;

•

(A) BCB materially breaches any of its representations and warranties in the merger agreement or fails to perform or comply in any material respect with any of its covenants or agreements in the merger agreement, which breach is not cured within the applicable time; (B) the merger is not consummated on or before June 30, 2010, and such delay is solely caused by BCB; or (C) BCB fails to obtain the required vote of its stockholders, and in the case of termination pursuant to clause (A), (B) or (C): (i) a proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving BCB, or any purchase of all or substantial portion of all of the assets of BCB, other than the purchase of sale of loans or securities in the ordinary course of business consistent with past practice, or more than 25% of the outstanding equity securities of BCB (a “BCB Acquisition Proposal”), has been publicly announced at any time after the date of the merger agreement and prior to the taking of the vote of the stockholders of BCB in the case of clause (C), or the date of termination of the merger agreement in the case of clauses (A) or (B), and (ii) within six months after such termination by Pamrapo, BCB either enters into or consummates an acquisition by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions of a majority of the voting power of the outstanding securities of BCB or substantially all of the consolidated assets of BCB with a person or entity included in a disclosure schedule to the merger agreement who made such BCB Acquisition Proposal.

Pamrapo must pay a termination fee of $2.5 million to BCB if the merger agreement is terminated by BCB due to the following circumstances:

•	the board of directors of Pamrapo does not recommend in this Proxy Statement that its stockholders adopt the merger agreement;

•

after recommending in this Proxy Statement that stockholders of Pamrapo adopt the merger agreement, the board of directors of Pamrapo withdraws, modifies or qualifies its recommendation in any respect adverse to the interests of BCB;

•	Pamrapo fails to call, give proper notice of, convene and hold a meeting of its stockholders to consider and vote upon the merger agreement;

•	Pamrapo accepts a superior proposal that BCB decides not to match;

•

(A) Pamrapo materially breaches any of its representations and warranties in the merger agreement or fails to perform or comply in any material respect with any of its covenants or agreements in the merger agreement, which breach is not cured within the applicable time, except for the payments with respect to the Bayonne Medical Center litigation and the settlement with the Department of Justice; (B) the merger is not consummated on or before June 30, 2010, and such delay is solely caused by Pamrapo; or (C) Pamrapo fails to obtain the required vote of its stockholders, and (i) within six months of any termination pursuant (A), (B) or (C) a proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Pamrapo, or any purchase of all or substantial portion of all of the assets of Pamrapo, other than the purchase of sale of loans or securities in the ordinary course of business consistent with past practice, or more than 25% of the outstanding equity securities of Pamrapo (a “Pamrapo Acquisition Proposal”), has been publicly announced at any time after the date of the merger agreement and prior to the taking of the vote of the stockholders of Pamrapo, in the case of clause (C), or the date of termination of the merger agreement, in the case of clauses (A) or (B) and (ii) within six months after such termination by BCB, Pamrapo either enters into or consummates an acquisition by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions of a majority of the voting power of the outstanding securities of Pamrapo or substantially all of the consolidated assets of Pamrapo with a person or entity included in a disclosure schedule to the merger agreement who made such Pamrapo Acquisition Proposal.

Any termination fee that becomes payable pursuant to the merger agreement must be paid within two business days following the date of termination of the merger agreement or within two days of Pamrapo or BCB entering into a BCB or Pamrapo Acquisition Proposal, as the case may be.

BCB and Pamrapo shall pay the documented fees and expenses of the other party, in an amount not to exceed $750,000, if it enters into an agreement to be acquired by purchase, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of its outstanding securities or substantially all of its consolidated assets, within six months of such termination. However, if Pamrapo enters into such agreement with a party whose name has been previously disclosed to BCB, Pamrapo shall not pay the documented fees and expenses described in this paragraph, but may be required to pay, subject to the conditions in the merger agreement, the $2.5 million termination fee described above.

If either BCB or Pamrapo fails to timely pay the termination fee to the other, the non-complying party will be obligated to pay the costs and expenses incurred by the other in connection with any action taken to collect payment of such amounts, together with interest, in which it prevails.

Amendment, Waiver and Extension of the Merger Agreement

To the extent permitted under applicable law, the merger agreement may be amended at any time by the parties by action taken or authorized by their respective boards of directors. However, after stockholders of BCB and Pamrapo have approved the merger agreement, no amendment may be made that would reduce the amount or change the form of the consideration to be received by Pamrapo’s stockholders as provided in the merger agreement, without Pamrapo stockholder approval.

At any time before the completion of the merger, the parties may, by action taken or authorized by their respective boards of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any documents delivered pursuant to the merger agreement;

•	waive compliance with any of the agreements or conditions contained in the merger agreement; and

•	all extensions and waivers must be in writing and signed by the party against whom the waiver is to be effective.

Expenses

The merger agreement provides that each of BCB and Pamrapo will bear and pay all costs and expenses incurred by it in connection with the merger agreement and the transactions contemplated by the merger agreement, except that the costs and expenses of printing and mailing the Joint Proxy Statement to the stockholders of BCB and Pamrapo shall be borne equally by BCB and Pamrapo. Filing and other fees paid to the SEC, or any other governmental entity in connection with the merger, the subsidiary merger and other transactions contemplated by the merger agreement shall be borne by BCB. See also “—Amendment, Waiver and Extension of the Merger Agreement.”

Material United States Federal Income Tax Consequences of the Merger

General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of Pamrapo Bancorp common stock with respect to the exchange of Pamrapo Bancorp common stock for BCB Bancorp common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their Pamrapo Bancorp common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code. This summary is based on the Internal Revenue Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this joint proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service, regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Pamrapo Bancorp common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Internal Revenue Code, such as holders of Pamrapo Bancorp common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their Pamrapo Bancorp common stock through a partnership or other pass-through entity), persons who acquired shares of Pamrapo Bancorp common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their Pamrapo Bancorp common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Pamrapo Bancorp common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Pamrapo Bancorp common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

BCB Bancorp and Pamrapo Bancorp have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. BCB Bancorp and Pamrapo Bancorp have not and do not intend to request any ruling from the Internal Revenue Service or an opinion of legal counsel as to the U.S. federal income tax consequences of the merger. Accordingly, we urge each Pamrapo Bancorp stockholder to consult their own tax advisors as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws. Assuming the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material United States federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by BCB Bancorp, its subsidiaries or Pamrapo Bancorp or Pamrapo Savings Bank by reason of the merger;

•

you will not recognize gain or loss if you exchange your Pamrapo Bancorp common stock solely for BCB Bancorp common stock, except to the extent of any cash received in lieu of a fractional share of BCB Bancorp common stock;

•

your aggregate tax basis in the BCB Bancorp common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your aggregate tax basis in the Pamrapo Bancorp common stock you surrendered, less any basis attributable to fractional share interests in Pamrapo Bancorp common stock for which cash is received; and

•	your holding period for the BCB Bancorp common stock that you receive in the merger will include your holding period for the shares of Pamrapo Bancorp common stock that you surrender in the merger.

Cash Received Instead of a Fractional Share of BCB Bancorp Common Stock. A stockholder of Pamrapo Bancorp who receives cash instead of a fractional share of BCB Bancorp common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption of BCB Bancorp. As a result, a Pamrapo Bancorp stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting. Payments of cash to a holder of Pamrapo Bancorp common stock instead of a fractional share of BCB Bancorp common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, Pamrapo Bancorp urges Pamrapo Bancorp stockholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment

In accordance with U.S. accounting principles generally accepted in the United States of America, the merger will be accounted for using the purchase method. The result of this is that the recorded assets and liabilities of BCB Bancorp will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Pamrapo Bancorp will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the merger consideration, consisting of cash plus the number of shares of BCB Bancorp common stock to be issued to former Pamrapo Bancorp stockholders and option holders at fair value, exceeds the fair value of the net assets, including identifiable intangibles of Pamrapo Bancorp at the merger date, that amount will be reported as goodwill. In accordance with FASB ASC 350 “Intangibles—Goodwill and Other,” goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the purchase accounting method results in the operating results of Pamrapo Bancorp being included in the consolidated income of BCB Bancorp, beginning from the date of consummation of the merger.

NASDAQ Listing of BCB Bancorp Common Stock; Delisting and Deregistration of Pamrapo Bancorp Common Stock

Before the completion of the merger, BCB Bancorp has agreed to file all applications necessary to list on the NASDAQ Global Market the shares of BCB Bancorp common stock to be issued in connection with the merger. BCB has also agreed to promptly file all applications necessary to list on the NASDAQ Global Market the shares of BCB Bancorp common stock to be issued upon the exercise of Pamrapo options. If the merger is completed, Pamrapo Bancorp common stock will cease to be listed on the Nasdaq Global Market and its shares will be deregistered under the Securities and Exchange Act of 1934, as amended.

BCB Bancorp Stock Trading and Dividend Information

The following table sets forth the high and low closing prices for BCB Bancorp common stock for the periods indicated. As of November 6, 2009, there were 4,659,475 shares of BCB Bancorp common stock outstanding. At November 6, 2009, BCB Bancorp had approximately 1,500 stockholders of record.

Fiscal 2009	High	Low	Cash Dividend Per Share
Fourth quarter (through November 6, 2009)	$9.72	$7.76	$—
Third quarter	10.42	7.31	0.12
Second quarter	10.40	8.75	0.12
First quarter	10.99	8.50	0.12

Fiscal 2008	High	Low	Cash Dividend Per Share
Fourth quarter	$13.25	$9.98	$0.12
Third quarter	14.87	12.61	0.10
Second quarter	14.86	13.25	0.10
First quarter	15.67	13.00	0.09

Fiscal 2007	High	Low	Cash Dividend Per Share
Fourth quarter	$16.70	$14.80	$0.09
Third quarter	16.50	15.06	0.08
Second quarter	18.38	16.24	0.08
First quarter	17.87	16.16	0.07

On June 29, 2009, the business day immediately preceding the public announcement of the merger, and on November 6, 2009, the closing prices of BCB Bancorp common stock as reported on the Nasdaq Global Market were $9.50 per share and $9.25 per share, respectively.

Pamrapo Bancorp Stock Trading and Dividend Information

Pamrapo Bancorp’s common stock is presently quoted on the Nasdaq Global Market under the symbol “PBCI.” At November 6, 2009, Pamrapo Bancorp’s 4,935,542 outstanding shares of common stock were held by approximately 1,600 persons or entities.

The following table sets for the high and low closing sales price per common share for the periods indicated.

Year Ending December 31, 2009	High	Low	Cash Dividend Per Share
Fourth quarter (through November 6, 2009)	$7.94	$6.63	$—
Third quarter	9.64	6.08	—
Second quarter	10.80	7.23	0.11
First quarter	8.20	6.20	0.15

Year Ended December 31, 2008	High	Low	Cash Dividend Per Share
Fourth quarter	$10.92	$7.36	$0.15
Third quarter	15.50	10.20	0.23
Second quarter	16.62	14.27	0.23
First quarter	20.43	14.36	0.23

Year Ended December 31, 2007	High	Low	Case Dividend Per Share
Fourth quarter	$22.25	$18.00	$0.23
Third quarter	19.74	17.26	0.23
Second quarter	22.72	19.66	0.23
First quarter	24.87	22.00	0.23

On June 29, 2009, the business day immediately preceding the public announcement of the merger, and on November 6, 2009, the closing prices of Pamrapo Bancorp common stock as reported on the Nasdaq Global Market were $9.57 per share and $7.00 per share, respectively.

Comparison of Stockholders’ Rights

General

BCB Bancorp and Pamrapo Bancorp are incorporated under the laws of the State of New Jersey and, accordingly, the rights of BCB Bancorp stockholders and Pamrapo Bancorp stockholders are governed by the laws of the State of New Jersey. As a result of the merger, Pamrapo Bancorp stockholders who receive shares of common stock will become stockholders of BCB Bancorp. Thus, following the merger, the rights of Pamrapo Bancorp stockholders who become BCB Bancorp stockholders in the merger will continue to be governed by the laws of the State of New Jersey and will also then be governed by the BCB Bancorp certificate of incorporation and the BCB Bancorp bylaws. The BCB Bancorp certificate of incorporation and bylaws will be unaltered by the merger.

Comparison of Stockholders’ Rights

Set forth on the following page is a summary comparison of material differences between the rights of a BCB Bancorp stockholder under the BCB Bancorp certificate of incorporation and bylaws (right column) and the rights of a stockholder under the Pamrapo Bancorp certificate of incorporation and bylaws (left column). Each company is also governed by New Jersey corporation law. The summary set forth below is not intended to provide a comprehensive summary of New Jersey law or of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the BCB Bancorp certificate of incorporation and BCB Bancorp bylaws, and the Pamrapo Bancorp certificate of incorporation and Pamrapo Bancorp bylaws.

PAMRAPO BANCORP, INC.	BCB BANCORP, INC.

CAPITAL STOCK

Authorized Capital

The total authorized capital stock currently consists of:	10 million shares of common stock, no par value per share. As of November 6, 2009, there were 5,195,664 shares of BCB Bancorp common stock issued and outstanding.
(a) 25 million shares of common stock, par value one cent $0.01 per share; and
(b) 3.0 million shares of preferred stock, par value one cent $0.01.
As of November 6, 2009, there were 4,935,542 shares of Pamrapo Bancorp common stock issued and outstanding and no shares of preferred stock issued and outstanding.

BOARD OF DIRECTORS

Number of Directors

Pamrapo’s certificate of incorporation provides that the initial number of directors shall be six and then such number may be fixed by the board of directors from time to time pursuant to a resolution adopted by a majority of the whole board.

Pamrapo’s certificate of incorporation and bylaws provide for the Pamrapo board of directors to be divided into three classes, as nearly equal in number as reasonably as possible, with the term of office of the first class to expire at the first annual meeting of stockholders, the term of office of the second class to expire at the annual meeting of stockholders one year thereafter and the term of office of the third class to expire at the annual meeting of stockholders two years thereafter, with each director to hold office until his or her successor shall have been duly elected and qualified.

Such number as is fixed by the board of directors from time to time. BCB Bancorp currently has eleven directors and Pamrapo Bancorp has five directors. Following the merger, BCB Bancorp will expand its board of directors by three members and appoint five current or former directors or officers of Pamrapo Bancorp to the BCB Bancorp board of directors and two current BCB Bancorp board members will resign from such position at that time.

Vacancies and Newly Created Directorships

Subject to the rights of the holders of any class or series of preferred stock, and unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board may be filled by a majority vote of the directors then in office, although less than a quorum, and directors so chosen shall hold office for a term expiring at the next succeeding annual meeting of stockholders. No decrease in the number of authorized directors constituting the board shortens the term of any incumbent director.	May be filled by vote of the shareholders at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Special Meeting of the Board

Special meetings of the board may be called by one third of the directors then in office or by the president and shall be held at such place, on such date and at such time as they or he or she shall fix.	Special meetings of the board may be called by the chairman of the board, if any, the president, or by one-third of the directors.

Special Meeting of Stockholders

Subject to the rights of the holders of any class or series of preferred stock of Pamrapo. Special meetings of stockholders may be called by the president or the board of directors pursuant to a resolution adopted by a majority of the total number of directors which Pamrapo would have if there were no vacancies on the board of directors.	Special meetings may be called at any time by the chairman of the board, if any, the president or board of directors.

Description of Capital Stock of BCB Bancorp, Inc.

General

BCB Bancorp is authorized to issue 10,000,000 shares of common stock, having no par value. Each share of BCB Bancorp’s common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of the common stock is duly authorized, fully paid and nonassessable. Presented below is a description of BCB Bancorp’s capital stock. The common stock of BCB Bancorp represents nonwithdrawable capital, is not to be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation. If Proposal No. 2 is approved by stockholders, BCB Bancorp will have increased its authorized share(s) of common stock to 20,000,000.

Common Stock

Dividends. BCB Bancorp can pay cash dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of BCB Bancorp are entitled to receive and share equally in such dividends as may be declared by the Board of Directors of BCB Bancorp out of funds legally available therefor. Dividends from BCB Bancorp will depend, in large part, upon receipt of cash dividends from BCB Community Bank.

Voting Rights. Holders of common stock of BCB Bancorp possess voting rights in BCB Bancorp. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.

Liquidation. In the event of any liquidation, dissolution or winding up of BCB Community Bank, BCB Bancorp, as holder of BCB Community Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of BCB Community Bank, including all deposit accounts and accrued interest thereon, all assets of BCB Community Bank available for distribution. In the event of liquidation, dissolution or winding up of BCB Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of BCB Bancorp available for distribution.

Rights to Buy Additional Shares. Holders of the common stock of BCB Bancorp are not entitled to preemptive rights with respect to any shares that may be issued. Preemptive rights are the priority right to buy additional shares if BCB Bancorp issues more shares in the future. The common stock is not subject to redemption.

Preferred Stock

BCB Bancorp has no authorized preferred stock.

Certain Provisions of the BCB Bancorp Certificate of Incorporation and Bylaws

Directors. Directors are divided into three classes, with the term of office of the first class to expire at the next annual meeting of stockholders, the term of office of the second class to expire at the annual meeting of stockholders one year thereafter and the term of office of the third class to expire at the annual meeting of stockholders two years thereafter.

Restrictions on Call of Special Meetings. The purpose of special meetings must be sent to each shareholder entitled to vote no less than ten nor more than sixty days before the meeting.

Amendments to Certificate of Incorporation and Bylaws. Amendments to bylaws may be adopted, amended or repealed by vote of a majority of the directors then in office or by vote of a majority of the stock outstanding and entitled to vote. Any by-law, whether adopted, amended or repealed by the shareholders or directors, may be amended or reinstated by the shareholders or directors.

PROPOSAL II — AMENDMENT OF BCB BANCORP’S CERTIFICATE OF

INCORPORATION TO INCREASE AUTHORIZED SHARES OF BCB BANCORP’S COMMON

STOCK (FOR CONSIDERATION AND VOTE BY BCB BANCORP STOCKHOLDERS ONLY)

BCB Bancorp’s authorized capital stock consists of 10,000,000 shares, all of which are common stock. At the stockholders meeting, BCB Bancorp’s board of directors will ask its stockholders to approve an amendment to the BCB Bancorp’s Certificate of Incorporation to increase the number of authorized shares of the BCB Bancorp’s Common Stock from 10,000,000 to 20,000,000 shares. The text of this proposed amendment to Article V of BCB Bancorp’s Certificate of Incorporation is as follows:

Article V.

The Corporation is authorized to issue 20,000,000 shares of common stock, no par value.

Overview

Under New Jersey law, BCB Bancorp is required to obtain approval from its stockholders to amend its Certificate of Incorporation to increase the number of shares of capital stock authorized for issuance. After taking into consideration BCB Bancorp’s current outstanding shares and the issuance of approximately 4,970,000 shares to the shareholders (including option holders) of Pamrapo Bancorp, the board of directors has determined that it is desirable to increase the number of shares of common stock authorized for issuance to 20,000,000 shares.

If approved by BCB Bancorp’s stockholders, the change in authorized shares would become effective as soon as reasonably practicable after the meeting of BCB Bancorp stockholders by filing the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of New Jersey.

Reasons for Proposal

BCB Bancorp’s Certificate of Incorporation currently authorizes the issuance of up to 10,000,000 shares of common stock.

As of November 6, 2009, BCB Bancorp had 4,520,930 shares of common stock available for future issuances in excess of the outstanding common stock and other shares of common stock that have been reserved under existing stock plans. Assuming consummation of the merger, it is anticipated that 4,969,542 shares of BCB Bancorp common stock will be issued to the stockholders of Pamrapo Bancorp, necessitating this amendment to increase the number of authorized shares.

The board of directors believes that it is very important to have available for issuance a number of authorized shares of common stock that will be adequate to provide for future stock issuances for future corporate needs. The additional authorized shares would be available for issuance from time to time at the discretion of the board of directors, without further stockholder action except as may be required for a particular transaction by law, or other agreements and restrictions. The shares would be issuable for any proper corporate purpose, including capital-raising transactions, future acquisitions, stock splits or issuances under current and future stock plans. The board of directors believes that these additional shares will provide BCB Bancorp with needed flexibility to issue shares in the future without potential expense and delay incident to obtaining stockholder approval for a particular issuance.

Principal Effects on Outstanding Common Stock

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and to receive ratably dividends, if any, as may be declared from time to time by the board of directors from funds legally available therefor, subject to the payment of any outstanding preferential dividends declared with respect to any preferred stock that from time to time may be outstanding. Upon BCB Bancorp’s liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all of BCB Bancorp’s obligations, subject to the rights to receive preferential distributions of the holders of any preferred stock then outstanding. Under New Jersey law, once authorized, the common stock may be issued without further approval by BCB Bancorp’s stockholders, subject to applicable restrictions and agreements.

The proposal to increase the authorized capital stock will affect the rights of existing holders of common stock to the extent that future issuances of common stock or stock that is convertible to common stock may reduce each existing stockholder’s proportionate ownership.

Although not a factor in the decision by the board of directors to increase BCB Bancorp’s authorized capital stock, one of the effects of such increase may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of BCB Bancorp by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of present management. The board of directors would have additional shares of common stock available to effect, unless prohibited applicable law or other agreements or restrictions, a sale of shares (either in public or private transactions), merger, consolidation or similar transaction in which the number of BCB Bancorp’s outstanding shares would be increased and would thereby dilute the interest of a party attempting to obtain control of BCB Bancorp.

The affirmative vote of holders of a majority of the shares of common stock cast is required for approval of Proposal II.

BCB BANCORP’S BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE

PROPOSAL TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK

AUTHORIZED FOR ISSUANCE UNDER BCB BANCORP’S CERTIFICATE OF

INCORPORATION.

EXPERTS

The consolidated financial statements of BCB Bancorp as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, appearing elsewhere herein in reliance upon the report of Beard Miller Company LLP, independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Pamrapo Bancorp as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, appearing elsewhere herein in reliance upon the report of Beard Miller Company LLP, independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

On October 1, 2009, each of BCB Bancorp, Inc. and Pamrapo Bancorp, Inc. was notified that the audit practice of Beard Miller Company LLP (“Beard”) an independent registered public accounting firm, was combined with ParenteBeard LLC (“ParenteBeard”) in a transaction pursuant to which Beard combined its operations with ParenteBeard and certain of the professional staff and partners of Beard joined ParenteBeard either as employees or partners of ParenteBeard. On October 1, 2009, Beard resigned as the auditors of each Company. On October 2, 2009, with the approval of the respective Audit Committees, ParenteBeard was engaged as the independent registered public accounting firm of BCB Bancorp, Inc. and Pamrapo Bancorp, Inc., respectively.

Prior to engaging ParenteBeard, BCB Bancorp, Inc. did not consult with ParenteBeard regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by ParenteBeard on its consolidated financial statements, and ParenteBeard did not provide any written or oral advice that was an important factor considered by BCB Bancorp, Inc. in reaching a decision as to any such accounting, auditing or financial reporting issue.

The report of the independent registered public accounting firm of Beard regarding BCB Bancorp’s consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007, and during the interim period from the end of the most recently completed fiscal year through October 1, 2009, the date of resignation, BCB Bancorp, Inc. had no disagreements with Beard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard, would have caused it to make reference to such disagreement in its reports.

Prior to engaging ParenteBeard, Pamrapo Bancorp, Inc. did not consult with ParenteBeard regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by ParenteBeard on its consolidated financial statements, and ParenteBeard did not provide any written or oral advice that was an important factor considered by Pamrapo Bancorp, Inc. in reaching a decision as to any such accounting, auditing or financial reporting issue.

The report of the independent registered public accounting firm of Beard regarding Pamrapo Bancorp’s consolidated financial statements for the fiscal years ended December 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2008 and 2007, and during the interim period from the end of the most recently completed fiscal year through October 1, 2009, the date of resignation, Pamrapo Bancorp had no disagreements with Beard on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beard, would have caused it to make reference to such disagreement in its reports.

LEGAL OPINIONS

The validity of the common stock to be issued in the merger and the United States federal income tax consequences of the merger transaction will be passed upon for by Luse Gorman Pomerenk  & Schick, P.C., Washington, D.C., counsel to BCB Bancorp.

PROPOSAL III – AUTHORIZATION TO VOTE ON ADJOURNMENT OF THE SPECIAL

MEETINGS (TO BE CONSIDERED BY PAMRAPO BANCORP AND BCB BANCORP STOCKHOLDERS)

In the event that there are not sufficient votes to constitute a quorum or approve the adoption of the merger agreement at the time of the respective special meetings, the merger agreement may not be approved unless the relevant special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Pamrapo Bancorp and/or BCB Bancorp at the time of the special meeting to be voted for an adjournment, if necessary, Pamrapo Bancorp and BCB Bancorp have each submitted the question of adjournment to their stockholders as a separate matter for their consideration. The board of directors of each party unanimously recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

OTHER MATTERS

As of the date of this document, neither BCB Bancorp’s nor Pamrapo Bancorp’s board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before this special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. However, no proxy that is voted against the merger agreement will be voted in favor of any adjournment or postponement.

Pamrapo Bancorp Annual Meeting Stockholder Proposals

Pamrapo Bancorp will hold a 2010 Annual Meeting of Stockholders only if the merger is not consummated before the time of such meeting. In order to be eligible for inclusion in Pamrapo Bancorp’s proxy materials for next year’s Annual Meeting of Stockholders, any stockholders proposal to take action at such meeting must have been received by the Corporate Secretary of Pamrapo Bancorp at its main office at 611 Avenue C, Bayonne, New Jersey 07002, no later than December 1, 2009. Any such proposal will be subject to Rule 14a-8 of the rules and regulations of the SEC.

The bylaws of Pamrapo provide an advance notice procedure for certain business to be brought before the Annual Meeting. In order for a shareholder to properly bring business before the Annual meeting, the shareholder must give written notice to the Secretary of Pamrapo not less than thirty (30) days before the time originally fixed for such meeting; provided, however, that in the event that less than forty (40) days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made. The notice must include the shareholder’s name, record address and the class and number of shares owned by the shareholder, and describe briefly the proposed business, the reasons for bringing the business before the Annual Meeting, and any material interest of the shareholder in the proposed business. In the case of nominations to the board, certain information regarding the nominee must be provided.

Although the bylaw provisions do not give the board of directors any power to approve or disapprove of shareholder nominations for the election of directors or any other business desired by a shareholder to be conducted at the Annual Meeting, the bylaw provisions may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the company, even if the conduct of such business or such attempt might be beneficial to the company and its shareholders.

BCB Bancorp Annual Meeting Stockholder Proposals

In order to be eligible for inclusion in BCB Bancorp’s proxy materials for next year’s Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at BCB Bancorp’s executive office, 104-110 Avenue C, Bayonne, New Jersey 07002, no later than December 7, 2009. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) the financial condition, results of operations and business of BCB Bancorp and Pamrapo Bancorp; (ii) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (iii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	general economic conditions in the areas in which BCB Bancorp and Pamrapo Bancorp operates;

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	delays or difficulties in the integration by BCB Bancorp of recently acquired businesses;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	competition from other financial services companies in our markets;

•	the concentration of BCB Bancorp’s and Pamrapo Bancorp’s operations in New Jersey may adversely affect results if the New Jersey economy or real estate market declines; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in our respective reports filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either of us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements above. Neither of us undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Appendix A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BETWEEN

BCB BANCORP, INC.

AND

PAMRAPO BANCORP, INC.

3.9.	Legal Proceedings	12

3.10.	Taxes	13

3.11.	Employee Benefit Plan Matters	16

3.12.	SEC Reports	17

3.13.	Pamrapo Information	17

3.14.	Ownership of BCB Common Stock	18

3.15.	Compliance with Applicable Law	18

3.16.	Certain Contracts	18

3.17.	Agreements with Regulatory Agencies	19

3.18.	Investment Securities	20

3.19.	Intellectual Property	20

3.20.	Undisclosed Liabilities	20

3.21.	State Takeover Laws	20

3.22.	Administration of Fiduciary Accounts	21

3.23.	Environmental Matters	21

3.24.	Derivative Transactions	22

3.25.	Opinion	22

3.26.	Assistance Agreements	22

3.27.	Approvals	22

3.28.	Loan Portfolio	22

3.29.	Mortgage Banking Business	23

3.30.	Properties	25

3.31.	Labor and Employment Matters	25

3.32.	Termination Benefits	26

3.33.	Deposits	26

3.34.	Required Vote	26

3.35.	Transactions With Affiliates	26

3.36.	Insurance	27

3.37.	Indemnification	27

3.38.	Voting Agreements	27

3.39.	CRA Rating	27

3.40.	Disclosure	28

3.41.	Internal Controls	28

3.42	Regulatory Capital	28

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BCB		28
4.1	Corporate Organization	29

4.2	Capitalization	30

4.3	Authority. No Violation	30

4.4	Consents and Approvals	31

4.5	Reports	32

4.6	Financial Statements	32

4.7	Broker’s Fees	33

4.8	Absence of Certain Changes or Events	33

4.9	Legal Proceedings	34

4.10	Taxes	34

4.11	Employee Benefit Plan Matters	36

4.12	SEC Reports	38

4.13	BCB Information	38

4.14	Ownership of Pamrapo Common Stock: Affiliates and Associates	38

4.15	Compliance with Applicable Law	38

4.16	Certain Contracts	39

4.17	Agreements with Regulatory Agencies	40

4.18	Investment Securities	40

4.19	Intellectual Property	40

4.20	Undisclosed Liabilities	41

4.21	State Takeover Laws	41

4.22	Administration of Fiduciary Accounts	41

4.23	Environmental Matters	41

4.24	Derivative Transactions	42

4.25	Opinion	42

4.26	Assistance Agreements	43

4.27	Approvals	43

4.28	Loan Portfolio	43

4.29	Mortgage Banking Business	43

4.30	Properties	45

4.31	Labor and Employment Matters	45

4.32	Termination Benefits	46

4.33	Deposits	46

4.34	Required Vote	46

4.35	Transactions With Affiliates	47

4.36	Insurance	47

4.37	Indemnification	47

4.38	Voting Agreements	47

4.39	CRA Rating	47

4.40	Disclosure	47

4.41	Internal Controls	47

4.42	Regulatory Capital	48

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		48
5.1	Covenants	48

ARTICLE VI ADDITIONAL AGREEMENTS		52
6.1	Reasonable Best Efforts	52

6.2	Stockholder Approval	52

6.3	Registration Statement and Proxy Statements	53

6.4	Regulatory Filings	54

6.5	Press Releases	54

6.6	Acquisition Proposals. (a)	55

6.7	Subsequent Interim and Annual Financial Statements	56

6.8	NASDAQ Listing	57

6.9	Indemnification	57

6.10	Access to Information	58

6.11	Benefit Plans; Existing Agreements	60

6.12	Additional Agreements	63

6.13	Advice of Changes	63

6.14	Current Information	63

6.15	Execution and Authorization of Bank Merger Agreement	64

6.16	Coordination of Dividends	64

6.17	Certain Policies	64

ARTICLE VII CONDITIONS PRECEDENT		64
7.1	Conditions to Each Party’s Obligation To Effect the Merger	64

7.2	Conditions to Obligations of BCB	65

7.3	Conditions to Obligations of Pamrapo	66

ARTICLE VIII TERMINATION AND AMENDMENT		67
8.1.	Termination	67

8.2.	Effect of Termination	70

8.3.	Extension; Waiver	72

ARTICLE IX GENERAL PROVISIONS		72
9.1	Closing	72

9.2	Alternative Structure	72

9.3	Nonsurvival of Representations, Warranties and Agreements	73

9.4	Expenses	73

9.5	Notices	73

9.6	Interpretation	74

9.7	Counterparts	74

9.8	Entire Agreement	74

9.9	Governing Law	74

9.10	Enforcement of Agreement	74

9.11	Severability	75

9.12	Publicity	75

9.13	Assignment; No Third Party Beneficiaries	75

9.14	“Material Adverse Effect”	75

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, is dated as of June 29, 2009, by and between BCB Bancorp, Inc., a New Jersey corporation (“BCB” or the “Surviving Corporation”) and Pamrapo Bancorp, Inc., a New Jersey corporation (“Pamrapo”). (BCB and Pamrapo are herein sometimes collectively referred to herein as the “Parties.”)

WHEREAS, the Boards of Directors of each of BCB and Pamrapo have determined that it is in the best interests of their respective companies and their stockholders to enter into this Agreement and complete the business combination and related transactions contemplated herein in which Pamrapo will, subject to the terms and conditions set forth herein, merge (the “Merger”) with and into BCB; and

WHEREAS, as soon as practicable after the execution and delivery of this Agreement and Plan of Merger (“Agreement”), BCB Community Bank, a New Jersey chartered bank and a wholly owned subsidiary of BCB (the “Bank,” or the “Surviving Institution”), and Pamrapo Savings Bank, S.L.A., a New Jersey chartered stock savings and loan association and a wholly owned subsidiary of Pamrapo (“Pamrapo Bank”), will enter into a Subsidiary Agreement and Plan of Merger (the “Bank Merger Agreement”), a form of which is attached as Annex A, providing for the merger (the “Subsidiary Merger”) of Pamrapo Bank with and into the Bank, with the Surviving Institution to bear the corporate name BCB Community Bank. It is intended that the Subsidiary Merger be consummated as soon as practicable following the consummation of the Merger; and

WHEREAS, the directors and executive officers of Pamrapo have on the date hereof entered into Voting Agreements with BCB, in the form attached hereto as Annex B, agreeing to vote for the Merger; and

WHEREAS, the directors and executive officers of BCB have on the date hereof entered into Voting Agreements with Pamrapo, in the form attached hereto as Annex C, agreeing to vote for the Merger; and

WHEREAS, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the New Jersey Business Corporation Act (the “NJBCA”), at the Effective Time (as defined in Section 1.2 hereof), Pamrapo shall merge with and into BCB. BCB shall be the surviving corporation in the Merger, and shall continue its corporate existence under the laws of the State of New Jersey. The name of the Surviving Corporation shall be BCB Bancorp, Inc. Upon consummation of the Merger, the separate corporate existence of Pamrapo shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) which shall be filed with appropriate authorities in the State of New Jersey (the “Authorities”) on the Closing Date (as defined in Section 9.1 hereof). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the NJBCA.

1.4 Conversion of Pamrapo Common Stock.

(a) At the Effective Time, subject to Section 2.2 (e) hereof, each share of the common stock, par value $0.01 per share, of Pamrapo (the “Pamrapo Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Pamrapo Common Stock held (x) in Pamrapo’s treasury or (y) directly or indirectly by BCB or Pamrapo or any of their respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC shares, as such terms are defined in Section 1.4 (b) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for 1.0 share (the “Exchange Ratio”) of the common stock, without par value, of BCB (“BCB Common Stock”). All of the shares of Pamrapo Common Stock converted into BCB Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a “Certificate”) previously representing any such shares of Pamrapo Common Stock shall thereafter only represent the right to receive (i) the number of whole shares of BCB Common Stock and (ii) the cash in lieu of fractional shares into which the shares of Pamrapo Common Stock represented by such Certificate have been converted pursuant to this Section 1.4(a) and Section 2.2(e) hereof. Certificates previously representing shares of Pamrapo Common Stock shall be exchanged for certificates representing whole shares of BCB Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time, either BCB or Pamrapo should merge, reclassify its shares, recapitalize, declare a stock dividend, stock split or other similar change in capitalization, or other distribution in such common stock, then the Exchange Ratio shall be appropriately adjusted to reflect such action.

(b) At the Effective Time, all shares of Pamrapo Common Stock that are owned by Pamrapo as treasury stock and all shares of Pamrapo Common Stock that are owned directly or indirectly by BCB or Pamrapo or any of their respective Subsidiaries (other than shares of Pamrapo Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of BCB Common Stock which are similarly held, whether held directly or indirectly by BCB or Pamrapo, as the case may be, being referred to herein as “Trust Account Shares”) and (y) shares of Pamrapo Common Stock held by BCB or Pamrapo or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Pamrapo Common Stock, and shares of BCB Common Stock which are similarly held, whether held directly or indirectly by BCB or Pamrapo being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no stock of BCB or other consideration shall be delivered in exchange therefor. All shares of BCB Common Stock that are owned by Pamrapo or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of BCB.

1.5 Stock Options.

(a) At the Effective Time, all options granted by Pamrapo (“Pamrapo Options”) to purchase shares of Pamrapo Common Stock which are outstanding and unexercised immediately prior thereto shall be converted, in their entirety, automatically into options to purchase shares of BCB Common Stock (the “Continuing Options”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of Pamrapo Bancorp, Inc.’s 2003 Stock Based Incentive Plan (the “Pamrapo Stock Plan”):

(1) The number of shares of BCB Common Stock to be subject to the Continuing Options shall be equal to the product of the number of shares of Pamrapo Common Stock subject to the Pamrapo Options and the Exchange Ratio, provided that any fractional shares of BCB Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

(2) The exercise price per share of BCB Common Stock under the Continuing Options shall be equal to the exercise price per share of Pamrapo Common Stock under the Pamrapo Options divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein with respect to any options which are “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”)) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code. The duration and other terms of the Continuing Options shall be the same as the Pamrapo Options, except that all references to Pamrapo shall be deemed to be references to BCB.

(b) At all times after the Effective Time, BCB shall reserve for issuance such number of shares of BCB Common Stock as necessary so as to permit the exercise of Continuing Options in the manner contemplated by this Agreement and in the instruments pursuant to which such options were granted. Shares of BCB Common Stock issuable upon exercise of Continuing Options shall be covered by an effective registration statement on Form S-8, and BCB shall file a registration statement on Form S-8 covering such shares as soon as practicable after the Effective Time, but in no event later than 30 days after the Effective Time.

(c) Continuing Options may be exercised in accordance with the terms of the Pamrapo Options in effect immediately prior to the Effective Time, subject to applicable law and regulation.

1.6 BCB Common Stock. Except for shares of BCB Common Stock owned by Pamrapo or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of BCB as contemplated by Section 1.4 hereof, the shares of BCB Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and at the Effective Time, such shares shall remain issued and outstanding.

1.7 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of BCB, as in effect at the Effective Time, shall be amended and restated as of the Effective Time so as to read in its entirety in the form set forth as Exhibit 1.7 and, as so amended and restated, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.8 Bylaws. At the Effective Time, the Bylaws of BCB, shall be amended to increase the number of authorized directors of BCB to up to 14 persons, and these Bylaws as amended shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.9 Directors and Officers. The initial boards of directors and certain officers of the Surviving Corporation and the Surviving Institution shall be as set forth on and designated in accordance with Exhibit 1.9 hereto until the earlier of the resignation, retirement or removal of any individual set forth on or designated in accordance with Exhibit 1.9 or until their respective successors are duly elected and qualified, as the case may be. Upon Effective Time, Daniel Massarelli will serve as Chairman of the Board of Directors of the Surviving Corporation and Bank and Mark Hogan will serve as Vice Chairman of the Board of Directors of the Surviving Corporation and Bank. At the Effective Time, Donald Mindiak will serve as the President and Chief Executive Officer, Kenneth Walter will serve as the Chief Financial Officer and Thomas Coughlin will serve as the Chief Operating Officer.

1.10 Tax Consequences. It is intended that the Merger and the Subsidiary Merger each constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Effective Time, each party shall use its best efforts to cause the Merger to qualify, and will not knowingly take any action, or fail to take any action or cause any action to fail to be taken, which action of failure to act could prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1 BCB to Make Shares Available. At or prior to the Effective Time (and following the filing of the amended Certificate of Incorporation), BCB shall deposit, or shall cause to be deposited, with a bank or trust company (the “Exchange Agent”), selected by BCB and reasonably satisfactory to Pamrapo, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates representing the shares of BCB Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of BCB Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Pamrapo Common Stock.

2.2 Exchange of Shares

(a) As soon as practicable after the Effective Time, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the shares of BCB Common Stock and the cash in lieu of fractional shares into which the shares of Pamrapo Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Pamrapo shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of BCB Common Stock to which such holder of Pamrapo Common Stock shall have become entitled pursuant to the provisions of Article I hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to BCB Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BCB Common Stock represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of BCB Common Stock into which his Pamrapo Common Stock shall have been converted.

(c) If any certificate representing shares of BCB Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of BCB Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Pamrapo of the shares of Pamrapo Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of BCB Common Stock as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BCB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to BCB Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of BCB. In lieu of the issuance of any such fractional share, BCB shall pay to each former stockholder of Pamrapo who otherwise would be entitled to receive a fractional share of BCB Common Stock (after taking into account all certificates delivered by such holder) an amount in cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share of BCB Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof. As used herein, the term “Average Closing Price” means the average of the last reported daily sales price (or if no sale on such date, then the mean of the closing bid/ask price) per share of BCB Common Stock on the NASDAQ Global Market (“Nasdaq”), for the 10 consecutive trading days (the “Valuation Period”) ending on the fifth business day prior to the date of the Effective Time.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Pamrapo for six months after the Effective Time shall be paid to BCB at the end of such time. Any stockholders of Pamrapo who have not theretofore complied with this Article II shall thereafter look only to BCB for payment of their shares of BCB Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on BCB Common Stock deliverable in respect of each share of Pamrapo Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BCB, Pamrapo, the Exchange Agent or any other person shall be liable to any former holder of shares of Pamrapo Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as BCB may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of BCB Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PAMRAPO

Prior to the date hereof, BCB has delivered to Pamrapo a Schedule and Pamrapo has delivered to BCB a Schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III or IV or to one or more of BCB’s and Pamrapo’s covenants contained in Article V; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the representation or warranty being deemed materially untrue or incorrect, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance.

No representation or warranty of Pamrapo contained in this Article III shall be deemed untrue or incorrect, and Pamrapo shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect (as defined at Section 9.14), disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 3.1 (other than the last sentence of Section 3.1(a)) and Sections 3.1(c), 3.2, 3.3 and 3.11), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

Subject to the foregoing paragraphs in this Article III, Pamrapo hereby represents and warrants to BCB as follows:

3.1. Corporate Organization.

(a) Pamrapo is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. Pamrapo has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. Pamrapo is duly registered as unitary savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”). The Certificate of Incorporation and Bylaws of Pamrapo, copies of which have previously been delivered to BCB are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership, association, organization, trust or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(b) Pamrapo Bank is in good standing as a savings and loan association duly organized and validly existing under the laws of the State of New Jersey and the rules and regulations of the New Jersey Department of Banking and Insurance (the “NJDBI”) and the Federal Deposit Insurance Corporation (“FDIC”). In addition to the NJDBI, Pamrapo Bank is regulated by the Office of Thrift Supervision (“OTS”). Pamrapo Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of Pamrapo Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Pamrapo Bank. Each of Pamrapo’s Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of Pamrapo’s Subsidiaries (including Pamrapo Bank) has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect. The governing documents of each Subsidiary of Pamrapo, copies of which have previously been delivered to BCB, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of Pamrapo and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2003 of its respective stockholders and boards of directors (including committees of their respective boards of directors). Pamrapo has made available to BCB correct and complete copies of all minutes of the board of directors of Pamrapo and its Subsidiaries since December 31, 2003.

3.2. Capitalization.

(a) The authorized capital stock of Pamrapo consists of 25 million shares of Pamrapo Common Stock and 3 million shares of preferred shares, par value $.01 per share (“Pamrapo Preferred Stock”). No other capital stock is authorized. As of the date of this Agreement, there are (x) 4,935,542 shares of Pamrapo Common Stock issued and outstanding and 1,964,458 shares of Pamrapo Common Stock held in Pamrapo’s treasury; (y) no shares of Pamrapo Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for 56,380 shares of Pamrapo Common Stock reserved for issuance pursuant to the Pamrapo Stock Plan and (z) no shares of Pamrapo Preferred Stock issued and outstanding. All of the issued and outstanding shares of Pamrapo Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except as set forth in Schedule 3.2 of the Pamrapo Disclosure Schedules, Pamrapo does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Pamrapo Common Stock, Pamrapo Preferred Stock or any other equity security of Pamrapo. Schedule 3.2 of the Pamrapo Disclosure Schedule includes a complete and true list of all outstanding option awards, including persons to whom the awards were made, the exercise price of such awards and the vested and unvested awards, as well as a list of option awards intended to be granted following the announcement of the merger, subject to regulatory approval.

(b) Schedule 3.2(b) of the Pamrapo Disclosure Schedules sets forth a true and correct list of all of the Subsidiaries of Pamrapo and Pamrapo Bank as of the date of this Agreement, including the number of shares of capital stock of each Subsidiary. Pamrapo and Pamrapo Bank each own, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of their respective Subsidiaries, free and clear of all liens, charges, encumbrances, pledges or security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Pamrapo or Pamrapo Bank has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary.

3.3. Authority; No Violation.

(a) Pamrapo has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly and validly approved by the board of directors of Pamrapo. The board of directors of Pamrapo has directed that this Agreement be submitted to Pamrapo’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of Pamrapo’s stockholders, no other corporate proceedings (except for regulatory approvals) on the part of Pamrapo (other than the approval of the Bank Merger Agreement by Pamrapo as the sole stockholder of Pamrapo Bank) are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Pamrapo and (assuming due authorization, execution and delivery by BCB) constitutes a valid and binding obligation of Pamrapo, enforceable against Pamrapo in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) Pamrapo Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger and the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved prior thereto by the board of directors of Pamrapo Bank. No other corporate proceedings on the part of Pamrapo Bank are necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement

(assuming due authorization, execution and delivery by the Bank) will constitute a valid and binding obligation of Pamrapo Bank, enforceable against Pamrapo Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by Pamrapo or the Bank Merger Agreement by Pamrapo Bank, nor the consummation by Pamrapo or Pamrapo Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by Pamrapo or Pamrapo Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of their respective governing documents, or (ii) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Pamrapo or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Pamrapo or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Pamrapo or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo or materially impact the terms and conditions or transactions contemplated hereby.

3.4. Consents and Approvals. Except for (a) the filing of a merger application with the FDIC and approval or non-objection of such applications by the FDIC and any other Governmental Entity; (b) the filing with the Securities and Exchange Commission (“SEC”) of (i) a joint proxy statement/prospectus in definitive form relating to the stockholder meetings of Pamrapo and BCB to be held in connection with this Agreement and the Merger contemplated hereby (the “Proxy Statement”) and (ii) a Registration Statement on Form S-4 (the “S-4”) registering the BCB Common Stock to be issued in connection with this Agreement and the transactions contemplated hereby (c) the adoption of this Agreement by the requisite vote of the stockholders of Pamrapo and the adoption of the Bank Merger Agreement by the requisite vote of stockholders of Pamrapo Bank; (d) the filing of the Certificate of Merger with the New Jersey Secretary of State; (e) the approval by the NASDAQ Stock Market of the listing of the additional shares of BCB Common Stock on the NASDAQ Global Market to be issued pursuant to Article II hereof; (f) the adoption of this Agreement by the requisite vote of the stockholders of BCB; and (i) such filings, authorizations or approvals as may be set forth in Schedule 3.4 of the Pamrapo Disclosure Schedules; with a Governmental Entity to satisfy the applicable requirements of the laws of states in which Pamrapo and its Subsidiaries are qualified or licensed to do business or state securities or “blue sky” laws, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (1) the execution and delivery by Pamrapo of this Agreement and (2) the consummation by Pamrapo of the Merger and the other transactions contemplated hereby.

3.5. Reports. Pamrapo and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2005 with (i) the NJDBI, (ii) the OTS, (iii) the FDIC, (iv) any state regulatory authority (a “State Regulator”) and (v) any self-regulatory organization (“SRO”) (collectively with the Federal Reserve Board, the “Regulatory Agencies” and individually a “Regulatory Agency”), and all other material reports and statements required to be filed by them since December 31, 2005, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the NJDBI, the OTS, the FDIC or any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Pamrapo and its Subsidiaries and except as set forth in Schedule 3.5 of the Pamrapo Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to Pamrapo’s knowledge, investigation into the business or operations of Pamrapo or any of its Subsidiaries since December 31, 2005. Except as set forth in Schedule 3.5, there is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of Pamrapo or any of its Subsidiaries.

3.6. Financial Statements. Pamrapo has previously delivered to BCB copies of the consolidated balance sheets of Pamrapo and its Subsidiaries as of December 31 for the fiscal years 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years 2006 through 2008, inclusive, as reported in Pamrapo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Beard Miller Company LLP, independent registered public accountants with respect to Pamrapo, (collectively the “Pamrapo Financial Statements”). The December 31, 2008 consolidated balance sheet of Pamrapo (including the related notes, where applicable) fairly presents the consolidated financial position of Pamrapo and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.7 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and consolidated financial position of Pamrapo and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.7 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Pamrapo and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

3.7. Broker’s Fees. Neither Pamrapo nor any Subsidiary of Pamrapo has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Pamrapo has engaged, and will pay a fee or commission to The Endicott Group (“Endicott”) in accordance with the terms of a letter agreement between Endicott and Pamrapo concerning the Merger and for the issuance of an opinion, subject to the terms, conditions, assumptions and qualifications set forth therein, that the Exchange Ratio is fair to Pamrapo stockholders, from a financial point of view.

3.8. Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 3.8(a) of the Pamrapo Disclosure Schedules or as provided for in the Pamrapo Financial Statements, since December 31, 2008, (i) neither Pamrapo nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on Pamrapo.

(b) Except as set forth in Schedule 3.8(b) of the Pamrapo Disclosure Schedules, since December 31, 2008, Pamrapo and its Subsidiaries each (i) has been operated in the ordinary course of business consistent with past practice and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.

(c) Except as set forth in Schedule 3.8(c) of the Pamrapo Disclosure Schedules, since December 31, 2008, neither Pamrapo nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2008 (which amounts have been previously disclosed to BCB), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any Pamrapo Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

(d) Except as set forth in Schedule 3.8(d) of the Pamrapo Disclosure Schedule since December 31, 2008, neither Pamrapo nor any of its Subsidiaries has had any layoffs, work force reductions or otherwise terminated the employment of its employees, other than (i) in the ordinary course of business, consistent with past practice or (ii) for cause.

3.9. Legal Proceedings.

(a) Except as set forth in Schedule 3.9(a) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to any, and there are no pending or, to Pamrapo’s knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions, suits or governmental or regulatory investigations (i) of any nature against Pamrapo or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Pamrapo, any of its Subsidiaries or the assets of Pamrapo or any of its Subsidiaries, which has had, or could reasonably be expected to have, a Material Adverse Effect on Pamrapo.

(c) Except as set forth in Schedule 3.9(c) of the Pamrapo Disclosure Schedules, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending or, to the best of Pamrapo’s knowledge, threatened, against any of the directors or officers of Pamrapo or any of its Subsidiaries in their capacities as such, and no director or officer of Pamrapo or any of its Subsidiaries currently is being indemnified or seeking to be indemnified by Pamrapo or any of its Subsidiaries pursuant to applicable law or their governing documents.

3.10. Taxes.

(a) Except as set forth in Schedule 3.10(a) of the Pamrapo Disclosure Schedule, (i) all Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to Pamrapo and its Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full or adequate provision for such payment has been or will be made; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate taxing authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither Pamrapo nor any Subsidiary has extended any statutes of limitation with respect to the assessment of any Taxes of Pamrapo or any of its Subsidiary, other than extensions that have expired.

(b) Pamrapo has made available to BCB (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by Pamrapo and its Subsidiaries for each of the three most recent fiscal years for which such returns have been filed and (ii) any audit report issued within the last three years relating to Taxes due from or with respect to Pamrapo and its Subsidiaries. Since January 1, 2002, no claim has been made by a taxing authority in a jurisdiction where Pamrapo and its Subsidiaries do not file Tax Returns that Pamrapo or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) Neither Pamrapo nor any of its Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Pamrapo Financial Statements in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the Pamrapo Financial Statements.

(d) Schedule 3.10(d) of the Pamrapo Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to Pamrapo and any of its Subsidiaries after January 1, 2006.

(e) Except as set forth in Schedule 3.10(e) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement. Any such Tax allocation or sharing agreement will be terminated on or before the Closing Date.

(f) Since January 1, 2003, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to Pamrapo or any of its Subsidiaries.

(g) Except for the amounts calculated and the detailed disclosure for each person set forth on Schedule 3.10(g) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the Treasury Regulations issued thereunder.

(h) Neither Pamrapo nor any of its Subsidiaries has ever been an “S corporation” within the meaning of Section 1361 of the Code.

(i) Neither Pamrapo nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither Pamrapo nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return the common parent of which was not Pamrapo or (B) has any liability for the taxes of any person (other than Pamrapo or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k) Except as set forth on Schedule 3.10(k) of the Pamrapo Disclosure Schedules, since January 1, 2006, neither Pamrapo nor any of its Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by Pamrapo or any of its Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of Pamrapo or any of its Subsidiaries.

(l) Neither Pamrapo nor any of its Subsidiaries is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.

(m) As of the date hereof, Pamrapo has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(n) Each of Pamrapo and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders, or other third parties and has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under applicable laws.

(o) There are no liens or other encumbrances on any of the assets of Pamrapo or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax (other than Taxes not yet due and payable).

(p) Except as set forth in Schedule 3.10(p) of the Pamrapo Disclosure Schedules, which Schedule lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the Pamrapo Group allocable to Pamrapo and each of its Subsidiaries, Pamrapo Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.

(q) No liability will be created for Pamrapo or its successors after the Closing Date as a result of the triggering into income or gain of deferred inter-company transactions or excess loss accounts as a result of the application of Treasury Regulations sections 1.1502-13 and 1.1502-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the Pamrapo Group.

(r) Neither Pamrapo nor any of its Subsidiaries has investment tax credits or overall foreign losses allocable to it subject to recapture.

(s) Except as set forth in Schedule 3.10(s) of the Pamrapo Disclosure Schedules, each of Pamrapo and its Subsidiaries has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at levels sufficient not to cause Pamrapo or its Subsidiaries to be liable for any penalties attributable to underpayment of estimated Taxes, and Pamrapo and its Subsidiaries will continue to make timely estimated Tax payments at levels sufficient to not cause Pamrapo or any successor to Pamrapo to be liable for any such penalties.

For the purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

For purposes of this Agreement, “Pamrapo Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes Pamrapo and its Subsidiaries or any predecessor of or any successor to Pamrapo (or to another such predecessor or successor).

3.11. Employee Benefit Plan Matters.

(a) Schedule 3.11(a) of the Pamrapo Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other employee benefit arrangement or agreement that is sponsored, maintained or contributed to, or required to be contributed to, as of the date of this Agreement (collectively referred to as the “Plans”) by Pamrapo or any of its Subsidiaries or by any trade or business, whether or not incorporated which together with Pamrapo would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”), for the benefit of any employee or former employee of Pamrapo, any Subsidiary or any ERISA Affiliate.

(b) Pamrapo has heretofore delivered to BCB true and complete copies of each of the Plans and related trust instruments and all amendments thereto, the most recent summary plan description and summaries of material modifications thereto, underlying insurance contracts and (i) the actuarial report for any Plan (if applicable) for each of the last three (3) years, (ii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for any Plan, (iii) the most recent two (2) years’ annual reports (Form 5500), together with all Schedules, as required, filed with the IRS or Department of Labor (“DOL”) for any Plan, (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with the DOL.

(c) Except as set forth in Schedule 3.11(c) of the Pamrapo Disclosure Schedules, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (1) has received a favorable determination letter from the IRS, (2) is or will be the subject of an application for a favorable determination letter, or (3) is set forth on a prototype document which is subject to a current opinion letter which has not expired and Pamrapo is not aware of any circumstances that could reasonably be expected to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Pamrapo, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of Pamrapo, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by Pamrapo, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Pamrapo, its Subsidiaries or a Pamrapo ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2006 in good faith compliance with Section 409A of the Code and the regulations issued under Section 409A of the Code, (viii) each Plan set forth on Schedule 3.11(a) can be terminated without payment of an additional contribution or amount, other than contributions and amounts required by the terms of the Plan without regard to the Plan’s termination, and without vesting or acceleration of any benefits provided under such Plan, other than vesting required by the Code as a result of a qualified Plan’s termination, (ix) all contributions or other amounts payable by Pamrapo, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan which is subject to Title IV of ERISA in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (x) neither Pamrapo, its Subsidiaries nor any ERISA Affiliate has engaged in a merger in connection with which Pamrapo, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending, or, to Pamrapo’s knowledge, threatened proceedings, investigations or claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (xi) the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of Pamrapo or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer. Pamrapo acknowledges and agrees that the Surviving Entity shall not be liable for any tax assessed as a result of a Plan being deemed noncompliant under Section 409A of the Code.

3.12. SEC Reports. Since December 31, 2005, no (a) final registration statement, prospectus, report (including Forms 10-K, 10-Q and 8-K), Schedule and definitive proxy statement filed by Pamrapo with the SEC pursuant to the Securities Act of 1933 (“Securities Act”) and the Securities Exchange Act of 1943 (“Exchange Act”) (the “Pamrapo Reports”) or (b) communication mailed by Pamrapo to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Pamrapo has timely filed all Pamrapo Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all Pamrapo Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

3.13. Pamrapo Information. The information provided by and relating to Pamrapo and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement and the S-4 or in any other document filed with any other regulatory agency in connection herewith, will (i) not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and (ii) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

3.14. Ownership of BCB Common Stock. None of Pamrapo or its Subsidiaries (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of BCB; provided, however, that the foregoing shall not include, and shall not speak to, any shares of capital stock of BCB constituting a component or portion of any index or mutual fund.

3.15. Compliance with Applicable Law. Except as set forth in Schedule 3.15 of the Pamrapo Disclosure Schedule, each of Pamrapo and its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the USA PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices except for such noncompliance that would not, individually or in the aggregate, have or be reasonably likely to have, a Material Adverse Effect on Pamrapo; and (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in material compliance with and are not, to Pamrapo’s knowledge, in default in any respect under any such licenses, franchises, permits and authorizations under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Pamrapo or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Pamrapo.

3.16. Certain Contracts.

(a) Except as set forth in Schedule 3.16(a) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees; (ii) which would entitle any present or former director, officer, employee or agent of Pamrapo or any of its Subsidiaries to indemnification from Pamrapo or any of its Subsidiaries; (iii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from BCB, Pamrapo, Pamrapo Bank, the Bank or any of their respective Subsidiaries or successors to any officer or employee thereof; (iv) which involves the annual payment of $25,000 or more; (v) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $50,000 per annum, in the case of any other such agreement; (vi) which materially restricts the conduct of any line of business by Pamrapo or any of its Subsidiaries; (vii) with or to a labor union or guild (including any collective bargaining agreement); (viii) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or material assets (other than this Agreement and the Bank Merger Agreement); (ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Pamrapo or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business; (x) with respect to any material joint venture, partnership agreement or similar agreement; (xi) with respect to any agreement relating to any intellectual property other than “shrink wrap” licenses related to software; (xii) relating to the indebtedness by Pamrapo or its Subsidiaries for borrowed money or any guaranty of indebtedness for borrowed money in excess of $5,000,000; or (xiii) excluding the plans set forth on Schedule 3.11, where any employee benefits (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in Sections 3.16(a) and 3.16(c) hereof, is set forth in Schedule 3.16(a) or Schedule 3.16(c) of the Pamrapo Disclosure Schedules, is referred to herein as a “Pamrapo Contract.” Pamrapo has previously delivered to BCB true and correct copies of each Pamrapo Contract.

(b) Except as set forth in Schedule 3.16(b) of the Pamrapo Disclosure Schedules, (i) each Pamrapo Contract is valid and binding and in full force and effect, (ii) Pamrapo and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Pamrapo Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Pamrapo, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of Pamrapo or any of its Subsidiaries under any such Pamrapo Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on Pamrapo and (iv) no other party to such Pamrapo Contract is, to Pamrapo’s knowledge, in default in any respect thereunder.

(c) Schedule 3.16(c) of the Pamrapo Disclosure Schedules sets forth all agreements of Pamrapo providing for the lease of real property, copies of which have previously been delivered or made available to BCB including term of the lease, any option to extend such lease and any consent or notice required in connection with the Merger and the transactions contemplated hereby.

3.17. Agreements with Regulatory Agencies. Except as set forth in Schedule 3.17 of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (as set forth on Schedule 3.17 of the Pamrapo Disclosure Schedules, a “Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management, its compliance with any matter set forth in Section 3.15 hereof or its business, nor has Pamrapo or any of its

Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.18. Investment Securities. Schedule 3.18 of the Pamrapo Disclosure Schedules sets forth the book and market value as of December 31, 2008 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of Pamrapo and its Subsidiaries. Schedule 3.18 of the Pamrapo Disclosure Schedules sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in Pamrapo’s and its Subsidiaries’ general ledgers in accordance with GAAP. Except for matters of general application to the banking industry (including but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Pamrapo has no knowledge of any events which may be expected to result in any material adverse change in the quality or performance of its investment portfolio.

3.19. Intellectual Property. Pamrapo and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither Pamrapo nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Pamrapo and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on Pamrapo. Schedule 3.19 of the Pamrapo Disclosure Schedules lists (i) all patents, registered copyrights, trade names, servicemarks and trademarks of Pamrapo and its Subsidiaries that are owned by Pamrapo and its Subsidiaries and (ii) all material patents, registered copyrights, trade names, servicemarks and trademarks of Pamrapo and its Subsidiaries that are licensed by Pamrapo and its Subsidiaries.

3.20. Undisclosed Liabilities. Except (a) as set forth in Schedule 3.20 of the Pamrapo Disclosure Schedules, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Pamrapo included in the Pamrapo Financial Statements; and (c) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on Pamrapo, neither Pamrapo nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

3.21. State Takeover Laws. There are no antitakeover provisions in the Pamrapo Certificate of Incorporation or the NJBCA that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. Pamrapo has taken all actions required to exempt BCB and the Agreement from any provisions of an antitakeover nature in its Certificate of Incorporation, Bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. Pamrapo does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.

3.22. Administration of Fiduciary Accounts. Pamrapo and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Pamrapo nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on Pamrapo, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.23. Environmental Matters.

(a) Each of Pamrapo, its current or prior Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in material compliance with all applicable federal, state and local laws, regulations and ordinances and with all applicable permits, decrees, orders and contractual obligations relating to pollution, the discharge of, or exposure to materials in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding pending or, to Pamrapo’s knowledge, threatened, before any court, Governmental Entity or other forum (including arbitration) in which Pamrapo, any of its Subsidiaries, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by Pamrapo or any of its current or prior Subsidiaries, any Participation Facility or any Loan Property;

(c) During the period of (x) Pamrapo’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Pamrapo’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Pamrapo’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property except in compliance with required governmental permits. To Pamrapo’s knowledge, prior to the period of (x) Pamrapo’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) Pamrapo’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) Pamrapo’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except in compliance with required permits;

(d) All Phase I or Phase II environmental surveys on any properties owned or leased by Pamrapo or its Subsidiaries, including but not limited to other real estate owned (“OREO”) properties have been provided in full to BCB and its representatives prior to execution of this Agreement, and those listed in the Schedule will be provided within ten days of execution of this Agreement; and

(e) The following definitions apply for purposes of this Section 3.23 hereof: (x) “Loan Property” means any property in which Pamrapo or any of its Subsidiaries holds a security interest or otherwise owns, including OREO; (y) “Participation Facility” means any facility in which Pamrapo or any of its Subsidiaries participates in the management thereof, other than Loan Properties; (z) “materials” includes, but is not limited to, hazardous substances and petroleum as defined in section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. § 9601(14) and section 311 of the Clean Water Act, 33 U.S.C. § 1321 and their implementing regulations.

3.24. Derivative Transactions. Except as set forth in Schedule 3.24 of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on its balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) nor does Pamrapo or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.25. Opinion. Pamrapo has received a written opinion, dated the date hereof, from Endicott to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the Exchange Ratio is fair to Pamrapo stockholders from a financial point of view.

3.26. Assistance Agreements. Neither Pamrapo nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which Pamrapo or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

3.27. Approvals. As of the date of this Agreement, Pamrapo knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

3.28. Loan Portfolio.

(a) In Pamrapo’s reasonable judgment, the allowance for loan losses reflected in Pamrapo’s audited statement of financial condition at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in Pamrapo’s Reports for periods ending after December 31, 2008 will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested Pamrapo Bank to increase the allowance for loan losses for such periods.

(b) As of December 31, 2008, except as set forth in Schedule 3.28(b) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (individually, a “Loan” and collectively, “Loans”), under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loans with any director, executive officer or ten percent stockholder of Pamrapo or any of its Subsidiaries, or to the knowledge of Pamrapo, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 3.28(b) of the Pamrapo Disclosure Schedules sets forth (i) all of the Loans of Pamrapo or any of its Subsidiaries that as of the date of this Agreement are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or “Watch List,” together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of Pamrapo or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. From the date hereof through the Closing Date, Pamrapo shall inform BCB in writing, on a monthly basis and within 30 days of the prior month end, of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed.

(c) Each Loan reflected as an asset in the Pamrapo Reports (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct in all material respects, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.29. Mortgage Banking Business.

(a) Warehouse Lines of Credit. Pamrapo and its Subsidiaries do not maintain any warehouse lines of credit.

(b) Compliance. Except as set forth in Schedule 3.29(b) of the Pamrapo Disclosure Schedules, neither Pamrapo nor any of its Subsidiaries has done or failed to do, or caused to be done or failed to be done, any act, the effect of which would operate to invalidate or materially impair (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Regulatory Agency, investor or insurer, (vi) any surety or guaranty agreement or (vii) the rights of Pamrapo or any of its Subsidiaries under any loan servicing agreement or loan purchase commitment. No Regulatory Agency, investor in Loans or insurer has (i) notified Pamrapo or its Subsidiaries, or to Pamrapo’s knowledge, claimed, that Pamrapo or any of its Subsidiaries has violated or has not complied on a recurring basis with the applicable underwriting standards with respect to Loans sold by Pamrapo or any of its Subsidiaries to an investor or (ii) imposed restrictions on the activities (including commitment authority) of Pamrapo or any of its Subsidiaries. Pamrapo Bank has not and currently does not originate any FHA or VA Loans.

(c) Loan Files. The loan documents relating to each Loan maintained in the loan files of Pamrapo Bank were in compliance with all applicable laws and regulations at the time of the origination, assumption or modification of such Loan, as the case may be, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo. The loan files maintained by Pamrapo Bank contain originals or true, correct and complete copies of the documents relating to each Loan and the information contained in such loan files with respect to each such Loan is true, complete and accurate in all material respects and in compliance with all applicable laws and regulations, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo. Except as set forth in the loan documents relating to a Loan maintained in the loan files of Pamrapo Bank, the terms of the note, bond, deed of trust and mortgage for each such Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument which written instrument has been recorded, or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo. Except as set forth in the loan documents maintained in the loan files by Pamrapo Bank, to Pamrapo’s knowledge, no mortgagor has been released from such mortgagor’s obligations with respect to the applicable Loan.

(d) No Recourse. Except as set forth in Schedule 3.29(d) of the Pamrapo Disclosure Schedules, Pamrapo Bank is not subject to recourse in connection with any Loans sold by it for (i) losses on liquidation of a loan, (ii) borrower defaults or (iii) repurchase obligations upon the occurrence of non-payment.

(e) Escrow Account. All escrow accounts have been maintained by Pamrapo Bank and, to Pamrapo’s knowledge, all prior servicers, in material compliance with the related loan documents, all applicable laws, rules, regulations, and requirements of governmental authorities. Pamrapo Bank has credited to the account of borrowers all interest required to be paid on any escrow account in accordance with applicable law and the terms of such agreements and loan documents. All escrow, custodial, and suspense accounts related to the Loans are held in Pamrapo Bank’s name or the investor’s name by Pamrapo Bank.

(f) ARM Adjustments. With respect to each Loan for which the interest rate is not fixed for the entire term of the Loan, Pamrapo Bank has, since the date it originated such Loan: (i) properly and accurately entered into its system all data required to service the loan in accordance with the related loan documents and all regulations, (ii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iii) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related loan documents, and (iv) executed and delivered any and all necessary notices required under, and in a form that complies with, all applicable laws, rules and regulations and the terms of the related loan documents regarding the interest rate and payment adjustments, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo.

(g) Pools. Each Loan included in a pool of Loans originated or acquired by Pamrapo Bank (a “Pool”) meets all eligibility requirements (including, without limitation, all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All of such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not expired. To Pamrapo’s knowledge, no Pools have been improperly certified. The loan file for each Loan included in a certified Pool contains all documents and instruments necessary for the final certification or recertification of such Pool. Neither the execution, delivery or performance of this Agreement by Pamrapo nor the consummation by Pamrapo or Pamrapo Bank of the transactions contemplated hereby will require any Pool to be recertified.

(h) Mortgage Insurance. For each Loan which is insured by private mortgage insurance, Pamrapo Bank has complied with or been granted waivers from applicable provisions of the insurance or guarantee contract and applicable laws and regulations, except where such failure to comply or to receive waivers, either individually or in the aggregate, would not have a Material Adverse Effect on Pamrapo, the insurance or guarantee is in full force and effect with respect to each such Loan, and to Pamrapo’s knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.

3.30. Properties. All real property and material personal property owned by Pamrapo and its Subsidiaries or presently used by them in their businesses (but specifically excluding real estate acquired through foreclosure or deed in lieu thereof) is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on business in the ordinary course of business consistent with its past practices. Pamrapo and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of Pamrapo as of December 31, 2008, included in Pamrapo’s Reports or acquired after such date, other than properties sold by Pamrapo in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent. All real and personal property which is material to Pamrapo or any of its Subsidiaries’ businesses and leased or licensed by Pamrapo or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

3.31. Labor and Employment Matters. Except as set forth in Schedule 3.31 of the Pamrapo Disclosure Schedules, neither Pamrapo nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is Pamrapo or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of Pamrapo or any of its Subsidiaries aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving Pamrapo or its Subsidiaries pending or threatened. Except as set forth in Schedule 3.31 of the Pamrapo Disclosure Schedules, Pamrapo and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable laws, executive orders, rules and regulations regarding employees and independent contractors, including without limitation all applicable laws, executive orders, rules and regulations relating to employment, compensation, working conditions, classification as employees, employment practices, leave, safety, affirmative action, applicant tracking, discrimination, harassment, retaliation, whistleblowing, immigration, lay offs, notice regarding lay offs, labor relations, payroll practices, wages, and hours of work. Except as set forth in Schedule 3.31 of the Pamrapo Disclosure Schedules, Pamrapo and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable employment tax laws.

3.32. Termination Benefits. Schedule 3.32 of the Pamrapo Disclosure Schedules contains a complete and accurate Schedule, showing as of the date of this Agreement the monetary amounts payable (or a formula for any such monetary payment if the amount cannot be calculated as of the date hereof) as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. If a formula is provided by Pamrapo on Schedule 3.32 of the Pamrapo Disclosure Schedules on the date hereof, then the actual amounts payable to Named Individuals as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby shall be updated by Pamrapo, agreed to by BCB, and provided on the Closing Date. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan, amounts payable for unused vacation time or COBRA. For purposes hereof, “Named Individual” shall include each non-employee director of Pamrapo or, if applicable, its Subsidiaries and any officer of Pamrapo or, if applicable, its Subsidiaries.

3.33. Deposits. None of the deposits of Pamrapo Bank is a “brokered” deposit.

3.34. Required Vote. The affirmative vote of (i) the holders of a majority of the issued and outstanding shares of Pamrapo is necessary to approve this Agreement and the Merger on behalf of Pamrapo and (ii) Pamrapo, as the sole stockholder of Pamrapo Bank, is required to approve the Bank Merger Agreement as such, on behalf of Pamrapo Bank. No other vote of the stockholders of Pamrapo or any Subsidiary is required.

3.35. Transactions With Affiliates.

(a) All “covered transactions” between Pamrapo and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

(b) Except as set forth in Pamrapo Disclosure Schedule 3.35, neither Pamrapo nor any Pamrapo Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Pamrapo or any Pamrapo Affiliate. All such transactions set forth in Pamrapo Disclosure Schedule 3.35 (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of Pamrapo or any Pamrapo Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither Pamrapo nor any Pamrapo Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Pamrapo is inappropriate.

3.36. Insurance. Except as set forth in Schedule 3.36 of the Pamrapo Disclosure Schedules, Pamrapo and its Subsidiaries are presently insured, and since December 31, 2005, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Pamrapo and its Subsidiaries are in full force and effect, Pamrapo and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

3.37. Indemnification. Except as set forth in Schedule 3.37 of the Pamrapo Disclosure Schedules, and except as provided in Pamrapo’s employment agreements, or the Certificate of Incorporation or Bylaws of Pamrapo, neither Pamrapo nor its Subsidiaries is a party to any indemnification agreement with any of its directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Pamrapo or any of its Subsidiaries (a “Covered Person”), and, except as set forth in Schedule 3.37 of the Pamrapo Disclosure Schedules, there are no pending claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.

3.38. Voting Agreements. The Pamrapo directors and officers, as set forth in Schedule 3.38 of the Pamrapo Disclosure Schedules, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex B, hereto. Pamrapo shall use its reasonable efforts to receive a Voting Agreement from stockholders beneficially owning in excess of 10% of Pamrapo Common Stock.

3.39. CRA Rating. Pamrapo Bank was rated “Satisfactory” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither Pamrapo nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

3.40. Disclosure. The representations and warranties contained in this Article III hereof do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III hereof not misleading. There is no fact known to Pamrapo that has not been disclosed herein or in any other agreement, document or written statement furnished by Pamrapo to BCB or its counsel, accountants or other service professionals in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on Pamrapo.

3.41. Internal Controls.

(a) Except as set forth in Schedule 3.41(a) of the Pamrapo Disclosure Schedule, Pamrapo has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (A) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Pamrapo; (B) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied; and (C) access to the material properties and assets of Pamrapo is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Pamrapo.

(b) Except as set forth in Schedule 3.41(b) of the Pamrapo Disclosure Schedule, Pamrapo (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Pamrapo, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Pamrapo by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Pamrapo’s outside auditors and the audit committee of Pamrapo’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Pamrapo’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Pamrapo’s internal controls over financial reporting. Any such disclosures were made in writing by management to Pamrapo’s auditors and audit committee. As of the date hereof, there is no reason to believe that Pamrapo’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

3.42 Regulatory Capital. Neither Pamrapo nor Pamrapo Bank is subject to any capital requirements other than those required by applicable Regulatory Authorities or under applicable federal regulations. Pamrapo Bank meets or exceeds all applicable regulatory capital requirements, and Pamrapo Bank is deemed “well capitalized” under such regulatory requirements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BCB

No representation or warranty of BCB contained in this Article IV shall be deemed untrue or incorrect, and BCB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article III, has had or is reasonably expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material”, “materially”, “in all material respects”, “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Section 4.1(a) and Sections 4.1(c), 4.2, 4.3 and 4.11(other than the last sentence of Section 4.1(a)), which shall be deemed untrue, incorrect and breached if they are not true and correct in all material respects based on the qualifications and standards therein contained.

Subject to the foregoing paragraph of Article IV and the first paragraph under Article III, BCB hereby represents and warrants to Pamrapo as follows:

4.1 Corporate Organization.

(a) BCB is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. BCB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on BCB. BCB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Certificate of Incorporation and Bylaws of BCB, copies of which have previously been delivered to Pamrapo, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(b) The Bank is in good standing as a bank duly organized and validly existing under the laws of the State of New Jersey and the rules and regulations of the NJDBI. The Bank has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by the Bank. Each of BCB’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Subsidiary of BCB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on BCB. The governing documents of each Subsidiary of BCB, copies of which have previously been delivered to Pamrapo, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) The minute books of BCB and each of its Subsidiaries contain true, complete and accurate records in all material respects of all meetings and other corporate actions held or taken since December 31, 2003 of their respective stockholders and boards of directors (including committees of their respective boards of directors). BCB has made available to Pamrapo correct and complete copies of all minutes of the board of directors of Pamrapo and its Subsidiaries since December 31, 2003.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of BCB consists of 10,000,000 shares of BCB Common Stock and no shares of preferred stock. As of the date of this Agreement, there were 4,648,125 shares of BCB Common Stock issued and outstanding, and 536,195 shares of BCB Common Stock held in BCB’s treasury. As of the date of this Agreement, no shares of BCB Common Stock were reserved for issuance upon the exercise of outstanding stock options or otherwise except 294,750 shares of BCB Common Stock were reserved for issuance upon the exercise of stock options pursuant to BCB 2002 Community Bank Stock Option Plan and the BCB 2003 Stock Option Plan (the “BCB Stock Plans”). All of the issued and outstanding shares of BCB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Schedule 4.2(a) of the BCB Disclosure Schedules and BCB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of BCB Common Stock or BCB Preferred Stock or any other equity securities of BCB. The shares of BCB Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

(b) Schedule 4.2(b) of the BCB Disclosure Schedules sets forth a true and correct list of all of BCB Subsidiaries as of the date of this Agreement. BCB owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the Subsidiaries of BCB, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of BCB has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of BCB calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority. No Violation.

(a) BCB has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the transactions contemplated hereby have been duly and validly approved by the Board of Directors of BCB. The Board of Directors of BCB has directed that this Agreement be submitted to BCB’s stockholders for adoption at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of BCB’s stockholders, the approval of an amendment to the BCB Certificate of Incorporation to increase the authorized shares of BCB Common Stock, the board appointment of the Pamrapo Designees and action to be taken to complete the Subsidiary Merger, no other corporate proceedings (except for regulatory approvals) on the part of BCB are necessary to approve the Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by BCB and (assuming due authorization, execution and delivery by Pamrapo) constitutes a valid and binding obligation of BCB, enforceable against BCB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(b) The Bank has full corporate power and authority to execute, deliver and perform its obligations under the Bank Merger Agreement and to consummate the Subsidiary Merger and the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby will be duly and validly approved by the board of directors of the Bank and approved by the sole stockholder of the Bank. No other corporate proceedings on the part of the Bank will be necessary to consummate the transactions contemplated by the Bank Merger Agreement. The Bank Merger Agreement (assuming due authorization, execution and delivery by Pamrapo Bank) will constitute a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, fraudulent transfer and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by BCB or the Bank Merger Agreement by the Bank, nor the consummation by BCB or the Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by BCB or the Bank, as the case may be, with any of the terms or provisions hereof or thereof, will (i) violate any provision of the their respective governing documents or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BCB or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the obligation to sell or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of BCB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BCB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for any violation, conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect on BCB or materially impact the terms and conditions or transactions contemplated hereby.

4.4 Consents and Approvals. Except for (a) the filing of applications with the FRB and approval of such applications by the FRB; (b) the filing of applications with the FDIC and approval or non-objection of such applications by the FDIC and any other Governmental Entity, (c) the filing with the SEC of the Proxy Statement and the S-4; (d) the filing of applications with the NJDBI and approval of such applications by the NJDBI; (e) the adoption of this Agreement by the requisite vote of the stockholders of Pamrapo and the adoption of the Bank Merger Agreement by the requisite vote of stockholders of Pamrapo Bank; (f) the filing of the Certificate of Merger with the New Jersey Secretary of State; (g) the approval by the NASDAQ Stock Market of the listing of the additional shares of BCB Common Stock on the NASDAQ Global Market to be issued pursuant to Article II hereof; (h) the adoption of this Agreement by the requisite vote of the stockholders of BCB and (i) such filings, authorizations or approvals as may be set forth in Schedule 4.4 of the BCB Disclosure Schedules with a Governmental Entity to satisfy the applicable requirements of the laws of states in which BCB is qualified or licensed to do business or state securities or “blue sky” laws, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by BCB of this Agreement and (2) the consummation by BCB of the Merger and the other transactions contemplated hereby.

4.5 Reports. BCB and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2005 with any Regulatory Agency, and all other material reports and statements required to be filed by them since December 31, 2005, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the NJDBI, the FRB, the FDIC, any State Regulator and any SRO, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of BCB and its Subsidiaries, and, except as set forth in Schedule 4.5 of the BCB Disclosure Schedules, no Regulatory Agency has initiated any proceeding or, to BCB’s knowledge, investigation into the business or operations of BCB or any of its Subsidiaries since December 31, 2005. There is no unresolved material violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of BCB or any of its Subsidiaries, which has been communicated to BCB or any of its Subsidiaries.

4.6 Financial Statements. BCB has previously delivered to Pamrapo copies of the consolidated balance sheets of BCB and its Subsidiaries as of December 31 for the fiscal years 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years 2006 through 2008, inclusive, as reported in BCB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case accompanied by the audit report of Beard Miller Company LLP, independent registered public accountants with respect to BCB, filed with the SEC under the Exchange Act (collectively the “BCB Financial Statements”). The December 31, 2008 consolidated balance sheet of BCB (including the related notes, where applicable) fairly presents the consolidated financial position of BCB and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.7 hereof will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount and the absence of footnotes), the results of the consolidated operations and consolidated financial position of BCB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.7 hereof will comply, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of BCB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

4.7 Broker’s Fees. Neither BCB nor any Subsidiary of BCB, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that BCB has engaged, and will pay a fee or commission to, FinPro, Inc. (“FinPro”) in accordance with the terms of a letter agreement between FinPro and BCB which letter agreement contemplates the issuance of an opinion subject to the terms, conditions, assumptions or qualifications thereto regarding the fairness of the Exchange Ratio, from a financial point of view.

4.8 Absence of Certain Changes or Events.

(a) Except as may be set forth in Schedule 4.8(a) of the BCB Disclosure Schedules or as provided for in the BCB Financial Statements, since December 31, 2008, (i) neither BCB nor any of its Subsidiaries has incurred any material liability, except in the ordinary course of their business consistent with their past practices, and (ii) no event has occurred which has caused, or is reasonably likely to cause, individually or in the aggregate, a Material Adverse Effect on BCB.

(b) Except as set forth in Schedule 4.8(b) of the BCB Disclosure Schedules, since December 31, 2008, BCB and its Subsidiaries each (i) has been operated in the ordinary course of business consistent with past practice and (ii) has not made any changes in its respective capital or corporate structures, nor any material change in its methods of business operations.

(c) Except as set forth in Schedule 4.8(c) of the BCB Disclosure Schedules, since December 31, 2008, neither BCB nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2008 (which amounts have been previously disclosed to Pamrapo), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, granted any BCB Options or other derivative security or paid any bonus or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.

(d) Since December 31, 2008, neither BCB nor any of its Subsidiaries has had any layoffs, work force reductions or otherwise terminated the employment of its employees, other than (i) in the ordinary course of business, consistent with past practice or (ii) for cause.

4.9 Legal Proceedings.

(a) Except as set forth in Schedule 4.9(a) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to any and there are no pending or to BCB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations of (i) any nature against BCB or any of its Subsidiaries or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon BCB, any of its Subsidiaries or the assets of BCB or any of its Subsidiaries that has had, or could reasonably be expected to have, a Material Adverse Effect on BCB.

(c) Except as set forth in Schedule 4.9(c) of the BCB Disclosure Schedules, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best of BCB’s knowledge, threatened against any of the directors or officers of BCB or its Subsidiaries in their capacities as such, and no director or officer of BCB or its Subsidiaries currently is being indemnified or seeking to be indemnified by BCB or its Subsidiaries pursuant to applicable law or their governing documents.

4.10 Taxes.

(a)(i) All Tax Returns for which the statute of limitations for assessment has not expired that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file which have not expired) by or with respect to BCB and its Subsidiaries have been or will be timely filed on or before the Closing Date; (ii) all such Tax Returns are or will be true and complete in all material respects; (iii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been or will be timely paid in full or adequate provision for such payment has been or will be made; (iv) the Tax Returns referred to in clause (i) for which the statute of limitations for assessment has not expired have not been examined by the IRS or the appropriate taxing authority; (v) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending; and (vii) neither BCB nor any Subsidiary has extended any statutes of limitation with respect to the assessment of any Taxes of BCB or any of its Subsidiary, other than extensions that have expired.

(b) BCB has made available to Pamrapo (i) true and correct copies of the United States federal, state, local and foreign income Tax Returns filed by BCB and its Subsidiaries for each of the three most recent fiscal years for which such returns have been filed and (ii) any audit report issued within the last three years relating to Taxes due from or with respect to BCB and its Subsidiaries. Since January 1, 2002, no claim has been made by a taxing authority in a jurisdiction where BCB and its Subsidiaries do not file Tax Returns that BCB or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(c) Neither BCB nor any of its Subsidiaries has liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the BCB Financial Statements in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the BCB Financial Statements.

(d) Schedule 4.10(d) of the BCB Disclosure Schedules list all combined, consolidated or unitary federal, state, local, or foreign returns filed by or with respect to BCB and any of its Subsidiaries after January 1, 2006.

(e) Except as set forth in Schedule 4.10(e) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f) Since January 1, 2003, no closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to BCB or any of its Subsidiaries.

(g) Except as provided in Schedule 4.10(g) of the BCB Disclosure Schedule, neither BCB nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) or Section 280G of the Code and the Treasury Regulations issued thereunder.

(h) Neither BCB nor any of its Subsidiaries has ever been an “S corporation” within the meaning of Section 1361 of the Code.

(i) Neither BCB nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(j) Neither BCB nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was BCB) or (B) has any liability for the taxes of any person (other than BCB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(k) Except as set forth on Schedule 4.10(k) of the BCB Disclosure Schedules, since January 1, 2006, neither BCB nor any of its Subsidiaries has agreed to, or is required to, make any adjustments pursuant to Section 481(a) of the Code or any similar provision of law by reason of a change in accounting method initiated by BCB or any of its Subsidiaries or proposed by any taxing authority, and no application is pending with any taxing authority requesting permission for any changes in accounting methods that related to business or operations of BCB or any of its Subsidiaries.

(l) Neither BCB nor any of its Subsidiaries is required to make any disclosure to any taxing authority with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations.

(m) As of the date hereof, BCB has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(n) Each of BCB and its Subsidiaries has complied in all material respects with all applicable laws, rules and regulations relating to the withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation paid to independent contractors, creditors, stockholders, or other third parties and has paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over for all periods under applicable laws.

(o) There are no liens or other encumbrances on any of the assets of BCB or its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Tax (other than Taxes not yet due and payable).

(p) Except as set forth in Schedule 4.10(p) of the BCB Disclosure Schedules, which Schedule lists the amount and the expiration dates of consolidated net operating losses, net capital losses, net unrealized built-in losses, foreign tax credits, minimum tax credits, investment tax credits and other tax credits carryovers of the BCB Group allocable to BCB and each of its Subsidiaries, BCB Group does not have any net operating losses or other tax attributes that are currently subject to limitation under Section 382, 383 or 384 of the Code.

(q) No liability will be created for BCB or its successors after the Closing Date as a result of the triggering into income or gain of deferred inter-company transactions or excess loss accounts as a result of the application of Treasury Regulations sections 1.1502-13 and 1.1502-19 or related to items of income or gain arising with respect to any interest in a Subsidiary which is not a member of the BCB Group.

(r) Neither BCB nor any of its Subsidiaries has investment tax credits or overall foreign losses allocable to it subject to recapture.

(s) Except as set forth in Schedule 4.10(s) of the BCB Disclosure Schedules, each of BCB and its Subsidiaries has made estimated Tax payments of federal and state income and franchise Taxes on the applicable estimated Tax payment dates at levels sufficient not to cause BCB or its Subsidiaries to be liable for any penalties attributable to underpayment of estimated Taxes, and BCB and its Subsidiaries will continue to make timely estimated Tax payments at levels sufficient to not cause BCB or any successor to BCB to be liable for any such penalties.

For purposes of this Agreement, “BCB Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitation contained in Section 1504(b) of the Code that includes BCB and its Subsidiaries or any predecessor of or any successor to BCB (or to another such predecessor or successor).

4.11 Employee Benefit Plan Matters.

(a) Schedule 4.11(a) of the BCB Disclosure Schedules sets forth a true and complete list of each employee benefit plan, as the term is defined in Section 3 of the ERISA, and any other employee benefit arrangement or agreement that is sponsored, maintained or contributed to, or required to be contributed to, as of the date of this Agreement (collectively referred to as the “Plans”) by BCB or any of its Subsidiaries or by an ERISA Affiliate, for the benefit of any employee or former employee of BCB, any Subsidiary or any ERISA Affiliate.

(b) BCB has heretofore delivered to Pamrapo true and complete copies of each of the Plans and related trust instruments and all amendments thereto, the most recent summary plan description and summaries of material modifications thereto, underlying insurance contracts and (i) the actuarial report for any Plan (if applicable) for each of the last three (3) years, (ii) the most recent determination letter from the IRS (if applicable) for any Plan, (iii) the most recent two (2) years’ annual reports (Form 5500), together with all Schedules, as required, filed with the IRS or DOL for any Plan, (iv) any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Plan, and (v) for any Plan which for ERISA purposes is a “top-hat” plan, a copy of any top-hat filing with the DOL.

(c) Except as set forth in Schedule 4.11(c) of the BCB Disclosure Schedules, (i) each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code, (ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (1) has received a favorable determination letter from the IRS, (2) is or will be the subject of an application for a favorable determination letter, or (3) is set forth on a prototype document which is subject to a current opinion letter which has not expired and BCB is not aware of any circumstances that could reasonably be expected to result in the revocation or denial of any such favorable determination letter, (iii) with respect to each Plan which is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan’s actuary with respect to such Plan, did not, as of its latest valuation date, exceed the then current value of the assets of such Plan allocable to such accrued benefits, (iv) no Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of BCB, its Subsidiaries or any ERISA Affiliate beyond their retirement or other termination of service, other than (w) coverage mandated by applicable law, (x) death benefits or retirement benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA, (y) deferred compensation benefits accrued as liabilities on the books of BCB, its Subsidiaries or the ERISA Affiliates or (z) benefits the full cost of which is borne by the current or former employee (or his beneficiary), (v) no liability under Title IV of ERISA has been incurred by BCB, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to BCB, its Subsidiaries or a BCB ERISA Affiliate of incurring a material liability thereunder, (vi) no Plan is a “multiemployer pension plan,” as such term is defined in Section 3(37) of ERISA, (vii) each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and which has not been terminated has been operated since January 1, 2006 in good faith compliance with Section 409A of the Code and the regulations issued under Section 409A of the Code, (viii) each Plan set forth on Schedule 4.11(a) can be terminated without payment of an additional contribution or amount, other than contributions and amounts required by the terms of the Plan without regard to the Plan’s termination, and without vesting or acceleration of any benefits provided under such Plan, other than vesting required by the Code as a result of a qualified Plan’s termination, (ix) all contributions or other amounts payable by BCB, its Subsidiaries or any ERISA Affiliates as of the Effective Time with respect to each Plan which is subject to Title IV of ERISA in respect of current or prior plan years have been paid or accrued in accordance with GAAP and Section 412 of the Code, (x) neither BCB, its Subsidiaries nor any ERISA Affiliate has engaged in a merger in connection with which BCB, its Subsidiaries or any ERISA Affiliate could be subject to either a civil penalty assessed pursuant to Section 409 or

502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending, or, to BCB’s knowledge, threatened proceedings, investigations or claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto and (xi) the consummation of the transactions contemplated by this Agreement will not (1) entitle any current or former employee or officer of BCB or any ERISA Affiliate to severance pay, termination pay or any other payment, except as expressly provided in this Agreement or (2) accelerate the time of payment or vesting or increase the amount of compensation due any such employee or officer.

4.12 SEC Reports. Since December 31, 2006, no (a) final registration statement, prospectus, report (including Forms 10-K, 10-Q and 8-K), Schedule and definitive proxy statement filed by BCB with the SEC pursuant to the Securities Act or the Exchange Act (the “BCB Reports”) or (b) communication mailed by BCB to its stockholders contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. BCB has timely filed all BCB Reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all BCB Reports complied in all material respects with the published rules and regulations of the SEC with respect thereto.

4.13 BCB Information. The information relating to BCB and its Subsidiaries to be contained in, or incorporated by reference in, the Proxy Statement, the S-4 and any other document filed with any Regulatory Agency in connection herewith (except for such portions thereof that relate only to Pamrapo as represented in Section 3.13 hereof), or in any other document filed with any other regulatory agency in connection herewith, will (i) not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and (ii) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

4.14 Ownership of Pamrapo Common Stock: Affiliates and Associates. None of BCB or any of its Subsidiaries, (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Pamrapo, provided, however, that the foregoing shall not include, and shall not speak to, any shares of capital stock of Pamrapo constituting a component or portion of any index or mutual fund.

4.15 Compliance with Applicable Law. BCB and each of its Subsidiaries: (i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, policies, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act of 1974 and the regulations promulgated thereunder, the Truth in Lending Act and Regulation Z promulgated thereunder, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Bank Secrecy Act, the USA PATRIOT Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except for such noncompliance that would not individually or in the aggregate, have or be reasonably likely to have, a Material Adverse Effect on BCB, and (ii) holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and are in material compliance with and are not, to its knowledge, in default in any respect under any such licenses, franchises, permits and authorizations under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to BCB or any of its Subsidiaries, except where the failure to hold such license, franchise, permit or authorization or such noncompliance or default would not, individually or in the aggregate, have, or be reasonably likely to have, a Material Adverse Effect on BCB.

4.16 Certain Contracts.

(a) Except as set forth in Schedule 4.16(a) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees; (ii) which would entitle any present or former director, officer, employee or agent of BCB or any of its Subsidiaries to indemnification from BCB or any of its Subsidiaries; (iii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Pamrapo, BCB, BCB Bank, the Bank or any of their respective Subsidiaries or successors to any officer or employee thereof; (iv) which involves the annual payment of $25,000 or more; (v) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 60 days or less notice involving the payment of more than $25,000 per annum, in the case of any such agreement with an individual, or $50,000 per annum, in the case of any other such agreement; (vi) which materially restricts the conduct of any line of business by BCB or any of its Subsidiaries; (vii) with or to a labor union or guild (including any collective bargaining agreement); (viii) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or material assets (other than this Agreement and the Bank Merger Agreement); (ix) that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of BCB or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business; (x) with respect to any material joint venture, partnership agreement or similar agreement; (xi) with respect to any agreement relating to any intellectual property other than “shrink wrap” licenses related to software; (xii) relating to the indebtedness by BCB or its Subsidiaries for borrowed money or any guaranty of indebtedness for borrowed money in excess of $5,000,000; or (xiii) excluding the plans set forth on Schedule 4.11, where any employee benefits (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the Bank Merger Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the Bank Merger Agreement. Each contract, arrangement, commitment or understanding of the type described in Sections 4.16(a) and 4.16(c) hereof, whether or not set forth in Schedule 4.16(a) or Schedule 4.16(c) of the BCB Disclosure Schedules, is referred to herein as a “BCB Contract.” BCB has previously delivered to Pamrapo true and correct copies of each BCB Contract.

(b) Except as set forth in Schedule 4.16(b) of the BCB Disclosure Schedules, (i) each BCB Contract is valid and binding and in full force and effect, (ii) BCB and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each BCB Contract, except where such noncompliance, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on BCB, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of BCB or any of its Subsidiaries under any such BCB Contract, except where such default, individually or in the aggregate, would not have or be reasonably likely to have a Material Adverse Effect on BCB and (iv) no other party to such BCB Contract is, to BCB’s knowledge, in default in any respect thereunder.

(c) Schedule 4.16(c) of the BCB Disclosure Schedules sets forth all agreements of BCB providing for the lease of real property, copies of which have previously been delivered or made available to BCB including term of the lease, any option to extend such lease and any consent or notice required in connection with the Merger and the transactions contemplated hereby.

4.17 Agreements with Regulatory Agencies. Except as set forth in Schedule 4.17 of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth in Schedule 4.17 of BCB Disclosure Schedules, a “BCB Regulatory Agreement”), any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has BCB or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.18 Investment Securities. Schedule 4.18 of the BCB Disclosure Schedules sets forth the book and market value as of December 31, 2008 of the investment securities, mortgage-backed securities and securities held for investment, sale or trading of BCB and its Subsidiaries. Schedule 4.18 of the BCB Disclosure Schedules sets forth an investment securities report that includes, security descriptions, CUSIP numbers, pool face values, book values, coupon rates and current market values. The totals presented in the securities report agree to the amounts carried in BCB’s and its Subsidiaries’ general ledgers in accordance with GAAP. Except for matters of general application to the banking industry (including but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, BCB has no knowledge of any events which may be expected to result in any material adverse change in the quality or performance of its investment portfolio.

4.19 Intellectual Property. BCB and each of its Subsidiaries owns (without lien or encumbrance of any kind) or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, servicemarks, trademarks and computer software used in its businesses; and neither BCB nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. BCB and each of its Subsidiaries have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing, except where such non-performance or default would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on BCB. Schedule 4.19 of the BCB Disclosure Schedules lists (i) all patents, registered copyrights, trade names, servicemarks and trademarks of BCB and its Subsidiaries that are owned by BCB and its Subsidiaries and (ii) all material patents, registered copyrights, trade names, servicemarks and trademarks of BCB and its Subsidiaries that are licensed by BCB and its Subsidiaries.

4.20 Undisclosed Liabilities. Except (a) as set forth in Schedule 4.20 of the BCB Disclosure Schedule, (b) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of BCB included in BCB Financial Statements and (c) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2008 that, either alone or when combined with all similar liabilities, have not had, and could not reasonably be expected to have, a Material Adverse Effect on BCB, neither BCB nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due).

4.21 State Takeover Laws. There are no antitakeover provisions in the BCB Certificate of Incorporation or the NJBCA that will apply to or otherwise adversely affect this Agreement or the transactions contemplated herein. BCB has taken all actions required to exempt BCB and the Agreement from any provisions of an antitakeover nature in its Certificate of Incorporation, Bylaws and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations. BCB does not have in place any “poison pill” or other type of stockholder rights plans, agreement or arrangement.

4.22 Administration of Fiduciary Accounts. BCB and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither BCB nor any of its Subsidiaries nor any of their respective directors, officers or employees has committed any breach of trust with respect to any such fiduciary account which has had or could reasonably be expected to have a Material Adverse Effect on BCB, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.23 Environmental Matters.

(a) Each of BCB, its current or prior Subsidiaries, the Participation Facilities and the Loan Properties (each as hereinafter defined) are, and have been, in material compliance with all Environmental Laws;

(b) There is no suit, claim, action or proceeding pending or, to BCB’s knowledge, threatened, before any court, Governmental Entity or other forum (including arbitration) in which BCB, any of its Subsidiaries, any Participation Facility or any Loan

Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor), with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any material whether or not occurring at or on a site owned, leased or operated by BCB or any of its current or prior Subsidiaries, any Participation Facility or any Loan Property;

(c) During the period of (x) BCB’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) BCB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) BCB’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there has been no release of materials in, on, under or affecting any such property except in compliance with required governmental permits. To BCB’s knowledge, prior to the period of (x) BCB’s or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (y) BCB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) BCB’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release or threatened release of materials in, on, under or affecting any such property, Participation Facility or Loan Property, except in compliance with required permits;

(d) All Phase I or Phase II environmental surveys on any properties owned or leased by BCB or its Subsidiaries, including but not limited to OREO properties have been provided in full to BCB and its representatives prior to execution of this Agreement, and those listed in the Schedule will be provided within ten days of execution of this Agreement; and

(e) The following definitions apply for purposes of this Section 4.23 hereof: (x) “Loan Property” means any property in which BCB or any of its Subsidiaries holds a security interest or otherwise owns, including OREO; (y) “Participation Facility” means any facility in which BCB or any of its Subsidiaries participates in the management thereof, other than Loan Properties; (z) “materials” includes, but is not limited to, hazardous substances and petroleum as defined in section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. § 9601(14) and section 311 of the Clean Water Act, 33 U.S.C. § 1321 and their implementing regulations.

4.24 Derivative Transactions. Except as set forth in Schedule 4.24 of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to or has agreed to enter into any Derivatives Contracts nor does BCB or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

4.25 Opinion. BCB has received a written opinion, dated the date hereof, from FinPro to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof the Exchange Ratio is fair to BCB’s stockholders from a financial point of view.

4.26 Assistance Agreements. Neither BCB nor any of its Subsidiaries is a party to any agreement or arrangement entered into in connection with the consummation of a federally assisted acquisition of a depository institution pursuant to which BCB or any of its Subsidiaries is entitled to receive financial assistance or indemnification from any governmental agency.

4.27 Approvals. As of the date of this Agreement, BCB knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.28 Loan Portfolio.

(a) In BCB’s reasonable judgment, the allowance for loan losses reflected in BCB’s audited statement of financial condition at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in BCB’s Reports for periods ending after December 31, 2008 have been and will be, adequate in all material respects, as of the dates thereof, under GAAP, and no Regulatory Agencies have required or requested BCB to increase the allowance for loan losses for such periods.

(b) As of December 31, 2008, except as set forth in Schedule 4.28(b) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries is a party to any written or oral (i) Loan, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loans with any director, executive officer or ten percent stockholder of BCB or any of its Subsidiaries, or to the knowledge of BCB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 4.28(b) of the BCB Disclosure Schedules sets forth (i) all of the Loans of BCB or any of its Subsidiaries that as of the date of this Agreement are classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss” or “Watch List,” together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the Loan by number; and (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of BCB or any of its Subsidiaries that as of the date of this Agreement are classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category. From the date hereof through the Closing Date, BCB shall inform Pamrapo in writing, on a monthly basis and within 30 days of the prior month end, of any Loan that becomes classified in the manner described in the previous sentence, or any Loan the classification of which is changed.

4.29 Mortgage Banking Business.

(a) Warehouse Lines of Credit. BCB and its Subsidiaries do not maintain any warehouse lines of credit.

(b) Compliance. Except as set forth in Schedule 4.29(b) of the BCB Disclosure Schedules, neither BCB nor any of its Subsidiaries has done or failed to do, or caused to be done or failed to be done, any act, the effect of which would operate to invalidate or materially impair (i) any private mortgage insurance or commitment of any private mortgage insurer to insure, (ii) any title insurance policy, (iii) any hazard insurance policy, (iv) any flood insurance policy, (v) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Regulatory Agency, investor or insurer, (vi) any surety or guaranty agreement or (vii) the rights of BCB or any of its Subsidiaries under any loan servicing agreement or loan purchase commitment. No Regulatory Agency, investor in Loans or insurer has (i) notified BCB or its Subsidiaries, or to BCB’s knowledge, claimed, that BCB or any of its Subsidiaries has violated or has not complied on a recurring basis with the applicable underwriting standards with respect to Loans sold by BCB or any of its Subsidiaries to an investor or (ii) imposed restrictions on the activities (including commitment authority) of BCB or any of its Subsidiaries. BCB Bank has not and currently does not originate any FHA or VA Loans.

(c) Loan Files. The loan documents relating to each Loan maintained in the loan files of BCB Bank were in compliance with all applicable laws and regulations at the time of the origination, assumption or modification of such Loan, as the case may be, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on BCB. The loan files maintained by BCB Bank contain originals or true, correct and complete copies of the documents relating to each Loan and the information contained in such loan files with respect to each such Loan is true, complete and accurate in all material respects and in compliance with all applicable laws and regulations, except where the failure to so comply, either individually or in the aggregate, would not have a Material Adverse Effect on BCB. Except as set forth in the loan documents relating to a Loan maintained in the loan files of BCB Bank, the terms of the note, bond, deed of trust and mortgage for each such Loan have not been impaired, waived, altered or modified in any respect from the date of their origination except by a written instrument which written instrument has been recorded, or submitted for recordation in due course, if recordation is necessary to protect the interests of the owner thereof, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on BCB. Except as set forth in the loan documents maintained in the loan files by BCB Bank, to BCB’s knowledge, no mortgagor has been released from such mortgagor’s obligations with respect to the applicable Loan.

(d) No Recourse. Except as set forth in Schedule 4.29(d) of the BCB Disclosure Schedules, BCB Bank is not subject to recourse in connection with any Loans sold by it for (i) losses on liquidation of a loan, (ii) borrower defaults or (iii) repurchase obligations upon the occurrence of non-payment.

(e) Escrow Account. All escrow accounts have been maintained by BCB Bank and, to BCB’s knowledge, all prior servicers, in material compliance with the related loan documents, all applicable laws, rules, regulations, and requirements of governmental authorities. BCB Bank has credited to the account of borrowers all interest required to be paid on any escrow account in accordance with applicable law and the terms of such agreements and loan documents. All escrow, custodial, and suspense accounts related to the Loans are held in BCB Bank’s name or the investor’s name by BCB Bank.

(f) ARM Adjustments. With respect to each Loan for which the interest rate is not fixed for the entire term of the Loan, BCB Bank has, since the date it originated such Loan: (i) properly and accurately entered into its system all data required to service the loan in accordance with the related loan documents and all regulations, (ii) properly and accurately adjusted the monthly payment on each payment adjustment date, (iii) properly and accurately calculated the amortization of principal and interest on each payment adjustment date, in each case in compliance with all applicable laws, rules and regulations and the related loan documents, and (iv) executed and delivered any and all necessary notices required under, and in a form that complies with, all applicable laws, rules and regulations and the terms of the related loan documents regarding the interest rate and payment adjustments, except where the failure to do any of the foregoing, either individually or in the aggregate, would not have a Material Adverse Effect on BCB.

(g) Pools. Each Loan included in a pool of Loans originated or acquired by BCB Bank (a “Pool”) meets all eligibility requirements (including, without limitation, all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All of such Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not expired. To BCB’s knowledge, no Pools have been improperly certified. The loan file for each Loan included in a certified Pool contains all documents and instruments necessary for the final certification or recertification of such Pool. Neither the execution, delivery or performance of this Agreement by BCB nor the consummation by BCB or the Bank of the transactions contemplated hereby will require any Pool to be recertified.

(h) Mortgage Insurance. For each Loan which is insured by private mortgage insurance, BCB Bank has complied with or been granted waivers from applicable provisions of the insurance or guarantee contract and applicable laws and regulations, except where such failure to comply or to receive waivers, either individually or in the aggregate, would not have a Material Adverse Effect on BCB, the insurance or guarantee is in full force and effect with respect to each such Loan, and to BCB’s knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.

4.30 Properties. All real property and material personal property owned by BCB and its Subsidiaries or presently used by them in their businesses (but specifically excluding real estate acquired through foreclosure or deed in lieu thereof) is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on business in the ordinary course of business consistent with its past practices. BCB and its Subsidiaries have good and marketable title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the balance sheet of BCB as of December 31, 2008, included in BCB’s Reports or acquired after such date, other than properties sold by BCB in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent. All real and personal property which is material to BCB or any of its Subsidiaries’ businesses and leased or licensed by BCB or its Subsidiaries is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

4.31 Labor and Employment Matters. Except as set forth in Schedule 4.31 of the BCB Disclosure Schedules, neither BCB nor its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is BCB or its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is the management of BCB or any of its Subsidiaries aware of any strike, other labor dispute, organizational effort or other activity taken with a view toward unionization involving BCB or its Subsidiaries pending or threatened. Except as set forth in Schedule 4.31 of the BCB Disclosure Schedules, BCB and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable laws, executive orders, rules and regulations regarding employees and independent contractors, including without limitation all applicable laws, executive orders, rules and regulations relating to employment, compensation, working conditions, classification as employees, employment practices, leave, safety, affirmative action, applicant tracking, discrimination, harassment, retaliation, whistleblowing, immigration, lay offs, notice regarding lay offs, labor relations, payroll practices, wages, and hours of work. Except as set forth in Schedule 4.31 of the BCB Disclosure Schedules, BCB and its Subsidiaries are now and for the previous five years have been in material compliance with all applicable employment tax laws.

4.32 Termination Benefits. Schedule 4.32 of the BCB Disclosure Schedules contains a complete and accurate Schedule, showing as of the date of this Agreement the monetary amounts payable (or a formula for any such monetary payment if the amount cannot be calculated as of the date hereof) as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby, subject to a determination of the market value, and identifying the in-kind benefits due under the Specified Compensation and Benefit Programs (as defined herein) for each Named Individual (as defined herein) individually. If a formula is provided by BCB on Schedule 4.32 of the BCB Disclosure Schedules on the date hereof, then the actual amounts payable to Named Individuals as a result of entering into this Agreement or otherwise completing the transactions contemplated hereby shall be updated by BCB and provided on the Closing Date. For purposes hereof, “Specified Compensation and Benefit Programs” shall include all employment agreements, change in control agreements, severance or special termination agreements, severance plans, pension, retirement or deferred compensation plans for non-employee directors, supplemental executive retirement programs, tax indemnification agreements, outplacement programs, cash bonus programs, stock appreciation right, phantom stock or stock unit plan, and health, life, disability and other insurance or welfare plans, but shall not include any tax-qualified pension, profit-sharing or employee stock ownership plan, amounts payable for unused vacation time or COBRA. For purposes hereof, “Named Individual” shall include each non-employee director of BCB or, if applicable, its Subsidiaries and any officer of BCB or, if applicable, its Subsidiaries.

4.33 Deposits. Except as set forth in Schedule 4.33 of the BCB Disclosure Schedules, none of the deposits of the Bank is a “brokered” deposit.

4.34 Required Vote. The affirmative vote of (i) the holders of a majority of the votes cast of shares of BCB is necessary to approve this Agreement and the Merger on behalf of the BCB and a majority of the votes cast of shares of BCB shares is required to amend the BCB Certificate of Incorporation and (ii) BCB, as the sole stockholder of the Bank, is required to approve the Bank Merger Agreement as such, on behalf of the Bank. No other vote of the stockholders of BCB or any Subsidiary is required.

4.35 Transactions With Affiliates. All “covered transactions” between BCB and its Subsidiaries and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder have been in compliance with such provisions.

4.36 Insurance. BCB and its Subsidiaries are presently insured, and since December 31, 2005, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by BCB and its Subsidiaries are in full force and effect, BCB and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

4.37 Indemnification. Except as set forth in Schedule 4.37 of the BCB Disclosure Schedules, and except as provided in BCB’s employment agreements, or the Certificate of Incorporation or Bylaws of BCB neither BCB nor its Subsidiaries is a party to any indemnification agreement with any of its directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of BCB or any of its Subsidiaries (a “Covered Person”), and, except as set forth in Schedule 4.37 of the BCB Disclosure Schedules, there are no pending claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation, Bylaws or applicable law, regulation or any indemnification agreement.

4.38 Voting Agreements. The BCB directors and officers, as set forth in Schedule 4.38 of the BCB Disclosure Schedules, have entered into a voting agreement (“Voting Agreement”), the form of which is attached as Annex C, hereto.

4.39 CRA Rating. The Bank was rated “Satisfactory” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Neither BCB nor its Subsidiaries have received notice of and has knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

4.40 Disclosure. The representations and warranties contained in this Article IV do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading. There is no fact known to BCB that has not been disclosed herein or in any other agreement, document or written statement furnished by BCB to Pamrapo or its counsel, accountants or other service professional in connection with the transactions contemplated hereby, which has or is reasonably likely to have a Material Adverse Effect on BCB.

4.41 Internal Controls.

(a) BCB has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (A) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of BCB; (B) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied;

and (C) access to the material properties and assets of BCB is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of BCB.

(b) BCB (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BCB is made known to the chief executive officer and the chief financial officer of BCB by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to BCB’s outside auditors and the audit committee of BCB’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BCB’s ability to record, process, summarize and report financial information, and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in BCB’s internal controls over financial reporting. Any such disclosures were made in writing by management to BCB’s auditors and audit committee. As of the date hereof, there is no reason to believe that BCB’s chief executive officer and chief financial officer will not be able to give the certifications required under SEC regulations when next due.

4.42 Regulatory Capital. Neither BCB nor the Bank is subject to any capital requirements other than those required by applicable Regulatory Authorities or under applicable federal regulations. The Bank meets or exceeds all applicable regulatory capital requirements, and the Bank is deemed “well capitalized” under such regulatory requirements.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Covenants. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, the Bank Merger Agreement, or with the prior written consent of the other party, which shall not be unreasonably withheld, each of Pamrapo and BCB, and their respective Subsidiaries, shall carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice. Each of Pamrapo and BCB will use its best efforts to (x) preserve its business organization and that of its Subsidiaries intact, (y) keep available to itself and the other party hereto the present services of its employees and (z) preserve for itself and the other parties hereto its goodwill of its customers and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Schedule 5.1 of the Pamrapo Disclosure Schedule, Schedule 5.1 of the BCB Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the other party hereto which consent shall not be unreasonably withheld, each of Pamrapo and BCB shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of Pamrapo or BCB, as the case may be, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends in an amount of no more than $0.15 per share with respect to shares of Pamrapo Common Stock and no more than $0.15 per share with respect to shares of BCB Common Stock in each case paid in a time and manner consistent with past practice;

(b) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, all to the extent outstanding and in existence on the date of this Agreement and in accordance with their present terms;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of Pamrapo Common Stock or BCB Common Stock pursuant to stock options or similar rights to acquire Pamrapo Common Stock or BCB Common Stock granted pursuant to Pamrapo Stock Plan or BCB Stock Plans and outstanding prior to the date of this Agreement with their present terms;

(d) amend its Certificate of Incorporation, Bylaws or other similar governing documents, except in the case of BCB it may amend its Certificate of Incorporation to increase its authorized shares of common stock;

(e) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a “takeover proposal” (as defined below), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal. Each of Pamrapo and BCB will immediately cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any other parties with respect to any of the foregoing. Each party will, consistent with the Board’s fiduciary duties, notify the other immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, a party, and that party will promptly inform the other in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, “takeover proposal” shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Pamrapo or BCB or any Subsidiary of Pamrapo or BCB or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of Pamrapo or BCB or any Subsidiary of Pamrapo or BCB other than the transactions contemplated or permitted by this Agreement, the Bank Merger Agreement;

(f) make any capital expenditures other than the expenses which are set forth in Section 5.1(f) of the Pamrapo or BCB Disclosure Schedules and expenses which are made in the ordinary course of business or are necessary to maintain existing assets in good repair and which expenses are no more than $10,000 individually and $100,000 in the aggregate;

(g) enter into any new line of business;

(h) except as disclosed in Schedule 5.1(h) of the Pamrapo or the BCB Disclosure Schedules, acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to that party, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices;

(i) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable law;

(j) change its methods of accounting in effect at December 31, 2008, except as required by changes in GAAP or regulatory accounting principles as concurred to by its independent auditors;

(k) (i) except as set forth in Schedule 5.1(k) of the Pamrapo or BCB Disclosure Schedule, as required by applicable law, or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between Pamrapo or BCB or any Subsidiary of Pamrapo or BCB and one or more of their current or former directors, officers or employees or (ii) except for normal increases in the ordinary course of business consistent with past practice, or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof or (iii) from the date of execution until the Closing Date, grant any stock options, stock appreciation rights, restricted stock, restricted stock units, performance units or performance shares;

(l) take or cause to be taken any action which would disqualify the Merger as a tax free reorganization under Section 368 of the Code;

(m) except as set forth in Schedule 5.1(m) of Pamrapo or BCB Disclosure Schedule, other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(n) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(o) except as set forth in Schedule 5.1(o) of the Pamrapo or BCB Disclosure Schedule, file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(p) commit any act or omission which constitutes a material breach or default by Pamrapo or BCB or any of their Subsidiaries under any Regulatory Agreement or under any material contract or material license to which Pamrapo or BCB or any of its Subsidiaries is a party or by which any of them or their respective properties is bound;

(q) except as set forth in Schedule 3.28(a) of the Pamrapo Disclosure Schedule or Section 4.28 of the BCB Disclosure Schedule, compromise, extend or restructure any real estate loan, construction loan or commercial loan with an unpaid principal balance except in the ordinary course of business consistent with past practices;

(r) except as set forth in Schedule 5.1(r) of the Pamrapo or BCB Disclosure Schedule, make or commit to any commercial business loan (including, without limitation, lines of credit and letters of credit) or any commercial real estate or construction loan (including, without limitation, lines of credit and letters of credit) other than loans originated in the ordinary course of business consistent with past practices;

(s) purchase or commit to purchase any bulk loan portfolio;

(t) engage in or enter into any structured transactions, derivative securities, arbitrage or hedging activity, except such activities undertaken in the ordinary course of business consistent with past practice;

(u) except as set forth in Schedule 5.1(u) of the Pamrapo and BCB Disclosure Schedule make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with prudent banking practices, or for goods, services or other items necessary in the ordinary course of business relating to foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings;

(v) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which Pamrapo or BCB or any of its Subsidiaries is a party or by which Pamrapo or BCB or any of its Subsidiaries or their respective properties is bound;

(w) take any action which would cause the termination or cancellation by the FDIC of insurance in respect of Pamrapo Bank’s deposits or the Bank’s deposits;

(x) settle any claim, action or proceeding involving any liability of it or its Subsidiaries for money damages in excess of $100,000, or as is set forth in Pamrapo Disclosure Schedule 5.1(x);

(y) elect to the Board of Directors of itself or its Subsidiaries or to any office any person who is not a member of the Board of Directors or an officer of Pamrapo or BCB or their Subsidiaries as of the date of this Agreement, except to replace a director or officer who has terminated service with Pamrapo or BCB or either of their Subsidiaries; or

(z) agree to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Pamrapo and BCB agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger and the Bank Merger Agreement as promptly as practicable and otherwise to enable consummation of the Merger and the Bank Merger Agreement, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other Party hereto to that end. BCB agrees to inform Pamrapo promptly of the receipt of any Requisite Regulatory Approvals.

6.2 Stockholder Approval.

(a) Pamrapo agrees to take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Pamrapo’s stockholders for consummation of the Merger (including any adjournment or postponement, the “Pamrapo Stockholder Meeting”). Pamrapo shall hold the Pamrapo Stockholder Meeting by the later to occur of (i) 60 days after the date of this Agreement or (ii) 60 days after the S-4 is declared effective. Pamrapo agrees to cause its Subsidiaries to take, in accordance with applicable law and their governing documents, all action necessary to approve the Bank Merger Agreement and any other matters contemplated thereby and by this Agreement. Except with the prior approval of BCB, no other matters shall be submitted for the approval of Pamrapo stockholders at the Pamrapo Stockholder Meeting. The Pamrapo board of directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the Pamrapo board of directors from withholding, withdrawing, amending or modifying its recommendation if the Pamrapo board of directors determines, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors to comply with their fiduciary duties to the Pamrapo stockholders under applicable law.

(b) BCB agrees to take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene as soon as reasonably practicable a special meeting of its stockholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by BCB’s stockholders for consummation of the Merger (including any amendment to the BCB Certificate of Incorporation or adjournment or postponement, the “BCB Stockholder Meeting”). BCB shall hold the BCB Stockholder Meeting by the later to occur of (i) 60 days after the date of this Agreement or (ii) 60 days after the S-4 is declared effective. BCB agrees to cause its Subsidiaries to take, in accordance with applicable law and their governing documents, all action necessary to approve the Bank Merger Agreement and any other matters contemplated thereby and by this Agreement. Except with the prior approval of Pamrapo, no other matters shall be submitted for the approval of BCB stockholders at the BCB Stockholder Meeting. The BCB board of directors shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders; provided that nothing in this Agreement shall prevent the BCB board of directors from withholding, withdrawing, amending or modifying its recommendation if the BCB board of directors determines, after consultation with its outside counsel and financial advisors, that such action is legally required in order for the directors to comply with their fiduciary duties to the BCB stockholders under applicable law.

(c) Voting Agreements. Each of Pamrapo’s and BCB’s directors and certain officers, as set forth in Schedule 6.2(c) of the Pamrapo and BCB Disclosure Schedules, have entered into a Voting Agreement, forms of which are attached as Exhibit 6.2(c) hereto.

6.3 Registration Statement and Proxy Statements.

(a) Pamrapo and BCB shall promptly prepare and file with the SEC the Proxy Statement and BCB shall promptly prepare and file with the SEC the S-4 in which the Proxy Statement will be included as a Prospectus. Pamrapo shall promptly prepare and furnish to BCB no later than 45 days after the date of this Agreement such information relating to it and its directors, officers and stockholders, any description of the business or any financial information as may be required under applicable SEC rules and regulations in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Pamrapo, and its legal, financial and accounting advisors, shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed) the S-4 prior to its filing. Pamrapo agrees to cooperate with BCB and BCB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the S-4 and the Proxy Statement. Provided that Pamrapo has cooperated as described above, BCB agrees to file, or cause to be filed, the S-4 with the SEC as promptly as reasonably practicable, and shall use its best efforts to file the S-4 within 31 days after receipt of the Pamrapo information. Each of Pamrapo and BCB agrees to use its reasonable best efforts to cause the S-4 to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. BCB also agrees to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the S-4 is declared effective under the Securities Act, BCB and Pamrapo shall promptly mail at their own expense the Proxy Statement to each of their stockholders.

(b) Each of Pamrapo and BCB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 shall, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto shall, at the date(s) of mailing to stockholders and at the time of the Pamrapo Stockholder Meeting and BCB Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Pamrapo and BCB further agrees that if such party shall become aware prior to the Pamrapo and BCB special meetings of any information furnished by such Party that would cause any of the statements in the S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Parties thereof and to take the necessary steps to correct the S-4 or the Proxy Statement.

(c) BCB agrees to advise Pamrapo, promptly after BCB receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment is required to be filed, of the issuance of any stop order or the suspension of the qualification of BCB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent BCB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the S-4 or for additional information.

6.4 Regulatory Filings.

(a) Each of BCB and Pamrapo shall cooperate and cause their respective Subsidiaries to cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the Merger and Subsidiary Merger and the other transactions contemplated hereby; and any initial filings with Governmental Entities shall be made by BCB as soon as reasonably practicable after the execution hereof and shall use its best efforts to make the initial filings with government entities within 31 days after receipt of Pamrapo information to be included in such applications. Each of BCB and Pamrapo shall have the right to review and approve (which approval shall not be unreasonably withheld or delayed), and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any Governmental Entity in connection with the Merger and Subsidiary Merger. In exercising the foregoing right, each of such Party agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Merger and Subsidiary Merger, and each Party shall keep the other Party apprised of the status of material matters relating to completion of the Merger.

(b) Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries (if applicable), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of their Subsidiaries (if applicable) to any third party or Governmental Entity.

6.5 Press Releases. Pamrapo and BCB shall consult with each other before issuing any press release with respect to the Merger, this Agreement or any regulatory action. BCB and Pamrapo will issue a joint press release with respect to the Merger or this Agreement as soon as practicable after this Agreement is fully executed. Neither Party shall issue any press release with respect to the Merger or this Agreement or make any such public statements without the prior consent of the other Party, which consent shall not be unreasonably withheld; provided, however, that either Party may, without the prior consent of the other (but after consultation with the other Party, to the extent practicable under the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel, be required by law or regulation. Pamrapo and BCB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Merger as reasonably requested by the other Party.

6.6 Acquisition Proposals. (a) From and after the date hereof until the termination of this Agreement, Pamrapo agrees that it shall not directly or indirectly, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving Pamrapo, or any purchase of all or a substantial portion of all of the assets of Pamrapo other than the purchase of sales of loans securities in the ordinary course of business consistent with past practice or more than 25% of the outstanding equity securities of Pamrapo (any such proposal or offer being hereinafter referred to as “Pamrapo Acquisition Proposal”). Pamrapo further agrees that it shall not, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a Pamrapo Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a Pamrapo Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Pamrapo or the Pamrapo board of directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a person who has made an unsolicited bona fide written Pamrapo Acquisition Proposal if the Pamrapo board of directors receives from the person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Pamrapo Acquisition Proposal or (D) voting to recommend such a Pamrapo Acquisition Proposal to the stockholders of Pamrapo, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the Pamrapo board of directors determines in good faith (after consultation with its outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the Pamrapo board of directors determines in good faith (after consultation with its outside legal counsel and receipt of a written opinion of its financial advisor) that such a Pamrapo Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to Pamrapo’s stockholders from a financial point of view than the Merger. A Pamrapo Acquisition Proposal which is received and considered by the Pamrapo board of directors in compliance with this Section 6.6(a) hereof and which meets the requirements set forth in subclauses (i) and (ii) of the preceding sentence is herein referred to as a “Superior Proposal.” Pamrapo agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Pamrapo Acquisition Proposals. Pamrapo agrees that it will promptly notify (which notification shall not be more than 24 hours after the earlier of knowledge or receipt of such inquiry, proposal, offer or request) BCB if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Pamrapo or any of its representatives.

(b) From and after the date hereof until the termination of this Agreement, BCB agrees that it shall not, and that it shall direct and use its best efforts to cause its directors,

officers, employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving BCB, or any purchase of all or a substantial portion of all of the assets of BCB other than the purchase of sales of loans or securities in the ordinary course of business consistent with past practice or more than 25% of the outstanding equity securities of BCB (any such proposal or offer being hereinafter referred to as “BCB Acquisition Proposal”). BCB further agrees that it shall not, and that it shall direct and use its best efforts to cause its directors, officers, employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to a BCB Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement a BCB Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent BCB or the BCB board of directors from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefore by a person who has made an unsolicited bona fide written a BCB Acquisition Proposal if the BCB board of directors receives from the person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written BCB Acquisition Proposal or (D) voting to recommend such a BCB Acquisition Proposal to the stockholders of BCB, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, (i) the BCB board of directors determines in good faith (after consultation with its outside legal counsel) that such action would be required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) the BCB board of directors determines in good faith (after consultation with its outside legal counsel and receipt of a written opinion of its financial advisor) that such BCB Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a transaction more favorable to BCB’s stockholders from a financial point of view than the Merger. A BCB Acquisition Proposal which is received and considered by the BCB board of directors in compliance with this Section 6.6(b) hereof and which meets the requirements set forth in subclauses (i) and (ii) of the preceding sentence is herein referred to as a “Superior Proposal.” BCB agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any BCB Acquisition Proposals. BCB agrees that it will promptly notify (which notification shall not be more than 24 hours after the earlier of knowledge or receipt of such inquiry, proposal, offer or request) Pamrapo if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, BCB or any of its representatives.

6.7 Subsequent Interim and Annual Financial Statements. BCB has delivered or made available to Pamrapo, and Pamrapo has delivered or made available to BCB, their respective audited financial statements and annual reports (or equivalent documentation) for the year ending December 31, 2008. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement, BCB will deliver to Pamrapo and Pamrapo will deliver to BCB their respective consolidated quarterly financial information as required to be filed with the SEC.

6.8 NASDAQ Listing. Prior to the Effective Time, BCB agrees to file all applications necessary to list on the NASDAQ Global Market the shares of BCB Common Stock to be issued in connection with the Merger. Further, BCB agrees to promptly file all applications necessary to list on the NASDAQ Global Market the shares of BCB Common Stock to be issued upon the exercise of Pamrapo Options.

6.9 Indemnification.

(a) From and after the Effective Time through the third anniversary of the Effective Time, BCB and its Subsidiaries (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Pamrapo (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Pamrapo or its Subsidiaries or is or was serving at the request of Pamrapo or its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Pamrapo Certificate of Incorporation, the Pamrapo Bylaws, and/or any agreement, arrangement or understanding which is set forth and described on Schedule 6.9(a) of the Pamrapo Disclosure Schedules, in each case as in effect on the date hereof, provided, however, that BCB and its Subsidiaries shall not be required to indemnify any party for material breaches of the representations of this agreement to either or both of BCB and its Subsidiaries.

(b) Any Indemnified Party wishing to claim indemnification under this Section 6.9 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly to the extent permitted by applicable state or federal law and regulation as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm except to the extent otherwise required due to conflicts) provided that the party seeking indemnification provides to the indemnifying party a written undertaking to repay such fees and expenses if the indemnified party is adjudicated to be not entitled to indemnification; (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c) Prior to Effective Time, BCB shall use its best efforts to cause the persons serving as directors and officers of Pamrapo and its Subsidiaries immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by Pamrapo for a period of three years after the Effective Time (provided that BCB may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Pamrapo’s existing coverage limits) with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall BCB be required to expend an amount in excess of 150% of the aggregate premiums paid by Pamrapo in 2008 (the “Insurance Amount”), and further provided that if BCB is unable to maintain or obtain the insurance called for by this Section 6.9 hereof as a result of the preceding provision, BCB shall use its reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

(d) If BCB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of BCB or the surviving company shall assume the obligations set forth in this Section 6.9 hereof prior to or simultaneously with the consummation of such transaction.

6.10 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, Pamrapo shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of BCB, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, Pamrapo shall, and shall cause its Subsidiaries to, make available to BCB (i) a copy of each report, Schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which Pamrapo is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as BCB may reasonably request. Neither Pamrapo nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Pamrapo’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. BCB will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 18, 2009, between BCB and Pamrapo (the “BCB Confidentiality Agreement”).

(b) Upon reasonable notice and subject to applicable laws relating to the exchange of information, BCB shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Pamrapo, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, BCB shall make available to Pamrapo (i) a copy of each report, Schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of Federal securities laws or Federal or state banking laws (other than reports or documents which BCB is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as Pamrapo may reasonably request. Neither BCB nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of BCB’s customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Pamrapo will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 18, 2009, between Pamrapo and BCB (the “Pamrapo Confidentiality Agreement”).

(c) All information furnished by BCB to Pamrapo or its representatives pursuant hereto shall be treated as the sole property of BCB and, if the Merger shall not occur, Pamrapo and its representatives shall return to BCB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. Pamrapo shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for two years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in Pamrapo’s possession prior to the disclosure thereof by BCB; (y) was then generally known to the public; or (z) was disclosed to Pamrapo by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder Pamrapo is nonetheless, in the opinion of its counsel, compelled to disclose information concerning BCB to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, Pamrapo may disclose such information to such tribunal or governmental body or agency without liability hereunder.

(d) All information furnished by Pamrapo to BCB or its representatives pursuant hereto shall be treated as the sole property of Pamrapo and, if the Merger shall not occur, BCB and its representatives shall return to Pamrapo all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. BCB shall, and shall use its best efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for two years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in BCB’s possession prior to the disclosure thereof by Pamrapo; (y) was then generally known to the public; or (z) was disclosed to BCB by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder BCB is nonetheless, in the opinion of its counsel, compelled to disclose information concerning Pamrapo to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, BCB may disclose such information to such tribunal or governmental body or agency without liability hereunder.

(e) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

(f) Each of Pamrapo and BCB shall give timely notice of and shall permit a representative of the other to attend meetings of its Board of Directors or the Executive Committee thereof, except to the extent that such meeting, or portion thereof, relates to the Merger.

6.11 Benefit Plans; Existing Agreements.

(a) In the event of the termination of any Pamrapo health, disability or life insurance plan, or the consolidation of any Pamrapo health, disability or life insurance plan with any BCB health, disability or life insurance plan, BCB shall as soon as practicable make available to all employees of Pamrapo (“Pamrapo Employees”) who continue employment with BCB (“Continuing Employees”) and their dependents employer-provided health, disability or life insurance coverage on the same basis as it provides such coverage to employees of BCB. Unless a Continuing Employee affirmatively terminates coverage under a Pamrapo health, disability or life insurance plan prior to the time that such Continuing Employee becomes eligible to participate in the BCB health, disability or life insurance plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Pamrapo health, disability or life insurance plans prior to the time such Continuing Employees and their dependents become eligible to participate in such plans, programs and benefits common to all employees of BCB and their dependents. Terminated Pamrapo Employees and qualified beneficiaries will have the right to continue coverage under group health plans of BCB in accordance with Section 4980B(f) of the Code. Continuing Employees who become covered under a BCB health plan shall be required to satisfy the deductible limitations of the BCB health plan for the plan year in which the coverage commences, with offset for deductibles satisfied under the Pamrapo health plan. In the event of any termination of any Pamrapo health plan, or consolidation of any Pamrapo health plan with any health plan of BCB or Subsidiaries of BCB, the Health Insurance Portability Accountability Act of 1996 (“HIPAA”) will govern any coverage limitations due to pre-existing conditions.

(b) (i) Concurrent with the execution of this Agreement, BCB shall enter into a Settlement Agreement with James Collins (substantially in the form set forth at Exhibit 6.11(b)(i)) setting forth the manner in which Mr. Collins’ rights under his December 10, 2008 Change in Control Agreement and December 10, 2008 Executive Agreement, as set forth in Schedule 6.11(b)(i) of the BCB Disclosure Schedule, will be settled by BCB, provided that notwithstanding anything contained therein or in this Agreement, no payment shall be made under the Settlement Agreement that would constitute an “ excess parachute payment,” as defined in Section 280G of the Code. The Settlement Agreement shall terminate Mr. Collins’ Change in Control Agreement and Executive Agreement, and in lieu of any rights and payments under such agreements, Mr. Collins shall be entitled to the rights and payments set forth in his Settlement Agreement.

(ii) Concurrent with the execution of this Agreement, BCB and Pamrapo shall enter into a Settlement Agreement with Margaret Russo (substantially in the form set forth at Exhibit 6.11(b)(ii)) setting forth the manner in which Ms. Russo’s rights under her October 23, 2007 Change in Control Agreement, as set forth in Schedule 6.11(b)(ii) of the Pamrapo Disclosure Schedule, will be settled by BCB and Pamrapo, provided that notwithstanding anything contained therein or in this Agreement, no payment shall be made under the Settlement Agreement that would constitute an “excess parachute payment,” as defined in Section 280G of the Code. The Settlement Agreement shall terminate Ms. Russo’s Change in Control Agreement, and in lieu of any rights and payments under such agreement, Ms. Russo shall be entitled to the rights and payments set forth in her Settlement Agreement.

(c) (i) Concurrent with the execution of this Agreement, Kenneth D. Walter shall enter into a Waiver and Termination Agreement substantially in the form set forth at Exhibit 6.11(c)(i)(A), waiving his rights to any change in control benefits under his October 23, 2007 Change in Control Agreement. As of the Effective Time, or as soon as practicable thereafter, the Change in Control Agreement shall be terminated and BCB and Kenneth D. Walter shall enter into a three (3) year Employment Agreement (substantially in the form set forth at Exhibit 6.11(c)(i)(B)) establishing Mr. Walter as the Chief Financial Officer of BCB, which provides in part for an annual base compensation of $180,000 plus up to 50% of his annual salary in a performance bonus each year. In addition, as of the Effective Time, or as soon as practicable thereafter, BCB and Mr. Walter shall enter into an Executive Agreement (substantially in the form set forth at Exhibit 6.11(c)(i)(C)). Mr. Walter shall be eligible for a retention bonus contemplated by Section 6.11(h).

(ii) Concurrent with the execution of this Agreement, Donald Mindiak shall enter into a Waiver Agreement substantially in the form set forth at Exhibit 6.11(c)(ii)(A), waiving his rights to any change in control benefits under his December 10, 2008 Change in Control Agreement and his December 10, 2008 Executive Agreement in connection with the Merger. As of the Effective Time, or as soon as practicable thereafter, BCB and Donald Mindiak shall enter into a three (3) year Employment Agreement (substantially in the form set forth at Exhibit 6.11(c)(ii)(B)) establishing Mr. Mindiak as the President and Chief Executive Officer of BCB which provides in part for an annual base compensation of $217,500 plus up to $125,000 of his annual salary in a performance bonus during the first calendar year in which his Employment Agreement takes effect, and for each calendar year thereafter will be eligible to receive up to 50% of his annual base salary in a performance bonus. Mr. Mindiak shall be eligible for a retention bonus contemplated by Section 6.11(h).

(iii) Concurrent with the execution of this Agreement, Thomas Coughlin shall enter into a Waiver Agreement substantially in the form set forth at Exhibit 6.11(c)(iii)(A), waiving his rights to any change in control benefits under his December 10, 2008 Change in

Control Agreement and his December 10, 2008 Executive Agreement in connection with the Merger. As of the Effective Time, or as soon as practicable thereafter, BCB and Thomas Coughlin shall enter into a three (3) year Employment Agreement (substantially in the form set forth at Exhibit 6.11(c)(iii)(B)) establishing Mr. Coughlin as the Chief Operating Officer of BCB which provides in part for an annual base compensation of $195,000 plus up to 50% of his annual salary in a performance bonus each year. Mr. Coughlin shall be eligible for a retention bonus contemplated by Section 6.11(h).

(d) The Employee Stock Ownership Plan of Pamrapo Savings Bank, S.L.A. (the “ESOP”) and the Pamrapo Savings Bank, S.L.A. 401(k) Plan (the “Pamrapo 401(k) Plan”) shall be terminated immediately prior to, and effective as of, the Effective Time. Prior to the Effective Time, Pamrapo, and following the Effective Time, BCB, shall use their best efforts to obtain a favorable determination letter from the IRS with respect to such terminations. Pamrapo and following the Effective Time, BCB, shall adopt amendments to the ESOP and the Pamrapo 401(k) Plan as may be reasonably required by the IRS as a condition to granting a favorable determination letter with respect to such terminations. Neither Pamrapo, nor following the Effective Time, BCB, shall make any distribution from the ESOP and the Pamrapo 401(k) Plan, except as may be required by applicable law, until receipt of a favorable determination letter, with respect to such terminations. All Continuing Employees shall be permitted to directly rollover their ESOP and Pamrapo 401(k) Plan account balances directly to the BCB 401(k) Plan.

Continuing Employees shall be eligible to participate in the BCB 401(k) Plan as of the Effective Time. Pamrapo Employees who participate in the BCB 401(k) Plan shall receive credit for service with Pamrapo for purposes of eligibility and vesting determination. As of the Effective Time, or as soon thereafter as reasonably practicable, BCB shall amend the BCB 401(k) Plan to allow plan participants to invest their account balances in BCB Common Stock.

(e) As of the Effective Time, Pamrapo shall terminate the Pamrapo Savings Bank, S.L.A. Directors’ Consultation and Retirement Plan (the “Director Plan”), and shall pay $13,900 to Francis J. O’Donnell in full satisfaction of its obligations under the Director Plan.

(f) Following the Effective Time, noncontract severed employees of BCB and Pamrapo or noncontract employees of BCB and Pamrapo who are terminated within six (6) months after the Effective Time shall receive 2 weeks severance for each year of service (based upon Form W-2 wages) with a minimum of 4 weeks and a maximum of 26 weeks.

(g) Pamrapo shall freeze the Retirement Plan of Pamrapo Savings Bank, S.L.A. (the “Defined Benefit Plan”) as of the Effective Time such that Pamrapo Employees shall cease to accrue benefits under the Defined Benefit Plan. BCB shall administer the Defined Benefit Plan to ensure that it continues to satisfy the qualification requirements of an ongoing retirement plan to retain its tax-qualified status. Participants in the Defined Benefit Plan shall receive service credit for vesting for their service with BCB, in addition to the service credit earned prior to the Effective Time for service with Pamrapo and its Subsidiaries.

(h) On or before the Effective Time, BCB and Pamrapo shall each accrue and establish a Retention Bonus Pool of $250,000 to be awarded to BCB and Pamrapo employees following the Effective Time as determined by the Board of Directors following the Merger.

(i) As of the Effective Time, BCB shall assume the Pamrapo Savings Bank, S.L.A. Supplemental Executive Retirement Plan, as amended and restated January 1, 1998.

(j) BCB shall enter into Consulting Agreements substantially in the form set forth at Exhibit 6.11(j) with directors Brockman, Conaghan, Morecraft and Pellegrini, effective at the Effective Time provided that BCB shall not be in violation of this Section 6.11(j) if any of the directors referenced in this section have not entered into a Consulting Agreement. The Consulting Agreement shall be for a term of a minimum of three years, and will provide consulting fees of $40,000 per annum.

(k) BCB shall enter into a one-year Consulting Agreement, substantially in the form set forth at Exhibit 6.11(k), with James Collins, effective at the Effective Time, provided that BCB shall not be in violation of this Section 6.11(k) if Mr. Collins has not entered into the Consulting Agreement.

(l) BCB shall enter into a two-year Non-Compete Agreement, substantially in the form set forth at Exhibit 6.11(l) with Margaret Russo, effective at the Effective Time, provided that BCB shall not be in violation of this Section 6.11(l) if Ms. Russo has not entered into the Non-Compete Agreement.

6.12 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or the Bank Merger Agreement, or to vest the Surviving Corporation or the Surviving Institution with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Subsidiary Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by BCB.

6.13 Advice of Changes. BCB and Pamrapo shall promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will promptly supplement or amend the Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a) hereof, as the case may be, or the compliance by Pamrapo or BCB, as the case may be, with the respective covenants and agreements of such parties contained herein.

6.14 Current Information. During the period from the date of this Agreement to the Effective Time, each Party will cause one or more of its designated representatives to notify on a regular and frequent basis (not less than monthly) representatives of the other Party and to report (i) the general status of the ongoing operations of Pamrapo or BCB, and its Subsidiaries; (ii) the status of, and the action proposed to be taken with respect to, those Loans held by it or any

Subsidiary which, individually or in combination with one or more other Loans to the same borrower thereunder, have an original principal amount of $250,000 or more and are non-performing assets; (iii) the origination of all loans not made in the ordinary course of business consistent with past practice; and (iv) any material changes in its pricing of deposits. Each will promptly notify the other of any material change in the normal course of business or in the operation of its properties or the properties of any of its Subsidiaries and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of significant litigation involving itself or any of its Subsidiaries, and will keep the other Party fully informed of such events.

6.15 Execution and Authorization of Bank Merger Agreement. As soon as reasonably practicable after the date of this Agreement, (a) BCB shall (i) cause the Board of Directors of the Bank to approve the Bank Merger Agreement, (ii) cause the Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of the Bank, and (b) Pamrapo shall (i) cause the Board of Directors of Pamrapo Bank to approve the Bank Merger Agreement, (ii) cause Pamrapo Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Pamrapo Bank. The Bank Merger Agreement shall contain terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement.

6.16 Coordination of Dividends. Until the Effective Time, Pamrapo and BCB shall coordinate with the other the declaration of any dividend or other distributions with respect to Pamrapo Common Stock and BCB Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of shares of Pamrapo Common Stock or BCB Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter on their shares of Pamrapo Common Stock and BCB Common Stock (including any shares of Surviving Corporation Common Stock received in the Merger), as the case may be.

6.17 Certain Policies. To the extent requested by BCB, Pamrapo will modify and change its loan, litigation, real estate valuation, liquidity and investment portfolio policies and practices (including loan classifications and level of reserves) immediately prior to the Effective Time so as to be consistent with BCB and GAAP and which does not violate applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Pamrapo Common Stock entitled to vote thereon and by the affirmative vote of the holders of at least a majority of the shares present in person or by proxy of BCB Common Stock entitled to vote thereon.

(b) Nasdaq Stock Market Listing. The shares of BCB Common Stock which shall be issued to the stockholders of Pamrapo upon consummation of the Merger shall have been authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger and the Subsidiary Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger, the Subsidiary Merger or any of the other transactions contemplated by this Agreement or the Bank Merger Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger or the Subsidiary Merger.

(f) No Burdensome Condition. No Governmental Agency requires a commitment or undertaking affecting the operations of the Surviving Corporation or Surviving Institution and none of the Requisite Regulatory Approvals shall impose any term, condition or restriction upon BCB, Pamrapo, Pamrapo Bank, the Surviving Corporation, the Surviving Institution or any of their respective Subsidiaries that BCB, or Pamrapo, in good faith, reasonably determines would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to BCB or Pamrapo or which unduly burdens the operations of the Surviving Corporation and banking subsidiary as to render inadvisable in the reasonable good faith judgment of BCB or Pamrapo, the consummation of the Merger (a “Burdensome Condition”), it being understood that a regulatory condition relating to the composition of the board of directors of the Surviving Corporation or Surviving Institution shall be considered a Burdensome Condition.

7.2 Conditions to Obligations of BCB. The obligation of BCB to effect the Merger is also subject to the satisfaction or waiver by BCB at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Pamrapo set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. BCB shall have received a certificate signed on behalf of Pamrapo by the Chief Executive Officer and the Chief Financial Officer of Pamrapo to the foregoing effect.

(b) Performance of Obligations of Pamrapo. Pamrapo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and BCB shall have received a certificate signed on behalf of Pamrapo by the Chief Executive Officer and the Chief Financial Officer of Pamrapo to such effect.

(c) Receipt of Voting Agreements. Pamrapo shall have delivered executed voting agreements from its executive officers and directors and others as listed on Disclosure Schedule 7.2(c) on the date of this Agreement.

(d) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation or the Surviving Institution pursuant to the Merger or the Subsidiary Merger, as the case may be, to any obligation, right or interest of Pamrapo or any Subsidiary of Pamrapo under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except where the failure to obtain such consent, approval or waiver would not so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to BCB as to render inadvisable, in the reasonable good faith judgment of BCB, the consummation of the Merger.

(e) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(f) Other Actions. Pamrapo shall have furnished BCB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as BCB may reasonably request.

(g) Defined Benefit Plan. That the defined benefit plan satisfies the minimum funding standards under Section 412 of the Code as determined by an actuarial review of the plan to be completed prior to the Effective Time.

(h) Divesture of Pamrapo Service Corporation. Pamrapo Service Corporation shall remain inactive.

7.3 Conditions to Obligations of Pamrapo. The obligation of Pamrapo to effect the Merger is also subject to the satisfaction or waiver by Pamrapo at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of BCB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Pamrapo shall have received a certificate signed on behalf of BCB by the Chief Executive Officer and the Chief Financial Officer of BCB to the foregoing effect.

(b) Performance of Obligations of BCB. BCB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Pamrapo shall have received a certificate signed on behalf of BCB by the Chief Executive Officer and the Chief Financial Officer of BCB to such effect.

(c) Consents Under Agreements. The consent, approval or waiver of each person (other than the Governmental Entities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation or the Surviving Institution pursuant to the Merger or the Subsidiary Merger, as the case may be, to any obligation, right or interest of BCB or any Subsidiary of BCB under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except those where the failure to obtain such consent, approval or waiver would not so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement to Pamrapo as to render inadvisable, in the reasonable good faith judgment of Pamrapo, the consummation of the Merger.

(d) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an injunction shall be pending.

(e) Deposit of Exchange Fund. BCB shall have deposited with the Exchange Agent the Exchange Fund to be paid to holders of Pamrapo Common Stock pursuant to Article II hereof.

(f) Receipt of Voting Agreements. BCB shall have delivered executed voting agreements from its executive officers and directors on the date of this Agreement.

(g) Other Actions. Pamrapo shall have furnished BCB with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 7.1 and this Section 7.2 hereof as BCB may reasonably request.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Pamrapo or BCB:

(a) Mutual Consent. By mutual consent of Pamrapo and BCB in a written instrument, if the board of directors of each so determines.

(b) No Regulatory Approval. By either BCB or Pamrapo upon written notice to the other Party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) hereof if such denial or request or recommendation for withdrawal shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein; (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated by this Agreement; or (iii) there shall be a Burdensome Condition upon BCB, the Bank, Pamrapo or Pamrapo Bank.

(c) Delay. By either BCB or Pamrapo if the Merger shall not have been consummated on or before June 30, 2010, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein;

(d) Stockholder Approval. By either BCB or Pamrapo (provided that (i) if Pamrapo is the Terminating Party it shall not be in material breach of any of its obligations under Section 6.2(a) hereof and (ii) if BCB is the Terminating Party, it shall not be in material breach of any of its obligations under Section 6.2(b) hereof) if any approval of the stockholders of Pamrapo or BCB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e) Material Breach of Representations. By either BCB or Pamrapo (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other Party, which breach is not cured within 30 days following written notice to the Party committing such breach, or which breach, by its nature, cannot be cured within 30 days after notice with the breaching Party failing to diligently pursue a cure to completion. For purposes of this Agreement, “knowledge” shall mean, with respect to a Party hereto, actual knowledge of any officer of that Party with the title, if any, ranking not less than senior vice president and that Party’s in-house counsel, if any.

(f) Material Breach of Covenants. By either BCB or Pamrapo (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a failure to perform or comply in any material respect with any of the covenants or agreements set forth in this Agreement on the part of the other Party, which failure by its nature cannot be cured prior to the termination set forth at Section 8.1(c) or shall not have been cured within 30 days following receipt by the breaching Party of written notice of such breach from the other Party hereto.

(g) Failure to Recommend. By BCB, if (i) the board of directors of Pamrapo does not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this Agreement, the board of directors of Pamrapo shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of BCB or (iii) Pamrapo fails to call, give proper notice of, convene and hold the Pamrapo Stockholder Meeting. By Pamrapo, if (i) the board of directors of BCB does not recommend in the Proxy Statement that its stockholders adopt this Agreement; (ii) after recommending in the Proxy Statement that stockholders adopt this

Agreement, the board of directors of BCB shall have withdrawn, modified or qualified such recommendation in any respect adverse in any respect to the interest of Pamrapo or (iii) BCB fails to call, give proper notice of, convene and hold the BCB Stockholder Meeting.

(h) Settlements. (i) Failure to enter into Universal Consent. By BCB, if Pamrapo shall fail to enter into a consent with all relevant banking regulatory agencies, FinCen and the Department of Justice; or (ii) Settlement of Claims. By BCB, if Pamrapo makes a payment or enters into a settlement of specified claims in excess of the amount(s) set forth in Pamrapo Disclosure Schedule 5.1(x).

(i) Superior Proposal.

(x) At any time prior to the BCB Stockholder Meeting, by BCB in order to concurrently enter into an acquisition agreement (a “BCB Acquisition Agreement”) with respect to a BCB Superior Proposal which has been received and considered by BCB and the BCB board of directors in full compliance with all of the requirements of Section 6.6 hereof, provided, however, that this Agreement may be terminated by BCB pursuant to this Section 8.1(i)(x) hereof only after the fifth business day following BCB’s provision of written notice to Pamrapo advising Pamrapo that the BCB board of directors is prepared to accept a BCB Superior Proposal, the party making such BCB Superior Proposal and the material terms and conditions of the BCB Superior Proposal, and only if, during such five-business day period, Pamrapo does not, in its sole discretion, make an offer to BCB that the BCB board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to BCB and its stockholders as the BCB Superior Proposal.

(y) At any time prior to the Pamrapo Stockholder Meeting, by Pamrapo in order to concurrently enter into an acquisition agreement (a “Pamrapo Acquisition Agreement”) with respect to a Pamrapo Superior Proposal which has been received and considered by Pamrapo and the Pamrapo board of directors in full compliance with all of the requirements of Section 6.6 hereof, provided, however, that this Agreement may be terminated by Pamrapo pursuant to this Section 8.1(i)(y) hereof only after the fifth business day following Pamrapo’s provision of written notice to BCB advising BCB that the Pamrapo board of directors is prepared to accept a Pamrapo Superior Proposal, the party making such Pamrapo Superior Proposal and the material terms and conditions of the Pamrapo Superior Proposal, and only if, during such five-business day period, BCB does not, in its sole discretion, make an offer to Pamrapo that the Pamrapo board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to Pamrapo and its stockholders as the Pamrapo Superior Proposal.

8.2. Effect of Termination.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII hereof, no Party to this Agreement shall have any liability or further obligation to any other Party hereunder except as set forth in this Section 8.2, Section 6.10, Sections 9.3, 9.4, 9.6, 9.8 and 9.9 hereof.

(b) In recognition of the efforts, expenses and other opportunities foregone by BCB while structuring and pursuing the Merger, the Parties hereto agree that Pamrapo shall pay to BCB a termination fee of $2.5 million (the “Pamrapo Termination Fee”), in the manner set forth in (i) and (ii) below if:

(i) this Agreement is terminated by BCB pursuant to Sections 8.1(g) or by Pamrapo pursuant to 8.1(i)(y) hereof or;

(ii) this Agreement is terminated by (A) BCB pursuant to Section 8.1(e) or Section 8.1(f) (except for a breach of Section 5.1(x) solely as its relates to the payment or settlement of the specified claims and amounts set forth at Pamrapo Disclosure Schedule 5.1(x)), hereof, (B) by BCB pursuant to Section 8.1(c) hereof (provided such delay is caused solely by Pamrapo), or (C) by BCB pursuant to Section 8.1(d) hereof (other than by reason of any breach by BCB) if Pamrapo has failed to obtain the required vote of its stockholders, and within six months of any termination pursuant to clause (A), (B) or (C), a bona fide Pamrapo Acquisition Proposal (as defined in Section 6.6 hereof) shall have been publicly announced at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of Pamrapo contemplated by this Agreement, at the Pamrapo Stockholder Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clauses (A) or (B) and within six months after such termination Pamrapo either enters into a Pamrapo Control Transaction with such person or entity who made such Pamrapo Acquisition Proposal or consummates a Pamrapo Control Transaction with such person or entity who made such Pamrapo Acquisition Proposal. For purposes of this Section 8.2(b)(ii) a person or entity who enters into a Pamrapo Control Transaction must be a party listed on Pamrapo Disclosure Schedule 8.2. As used in this Section 8.02(b)(ii), a “Pamrapo Control Transaction” means the acquisition by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions of a majority of the voting power of the outstanding securities of Pamrapo or substantially all of the consolidated assets of Pamrapo.

(c) In recognition of the efforts, expenses and other opportunities foregone by Pamrapo while structuring and pursuing the Merger, the Parties hereto agree that BCB shall pay to Pamrapo a termination fee of $2.5 million (the “BCB Termination Fee”) in the manner set forth in (i) and (ii) below if:

(i) this Agreement is terminated by (x) Pamrapo pursuant to Section 8.1(g) hereof or (y) by BCB pursuant to 8.1(i)(x) hereof; or

(ii) this Agreement is terminated by (A) Pamrapo pursuant to Section 8.1(e) or (f) hereof, (B) by Pamrapo pursuant to Section 8.1(c) hereof (provided such delay is solely caused by BCB), or (C) by Pamrapo pursuant to Section 8.1(d) hereof (other than by reason of any breach by Pamrapo) if BCB has failed to obtain the required vote of its stockholders, and in the case of any termination pursuant to clause (A), (B) or (C) a bona fide BCB Acquisition Proposal (as defined in Section 6.6 hereof) shall have been publicly announced at any time after the date of this Agreement and prior to the taking of the vote of the stockholders of BCB contemplated by this Agreement, at the BCB Stockholder Meeting, in the case of clause (C), or the date of termination of this Agreement, in the case of clauses (A) or (B) and within six months after such termination BCB either enters into a BCB Control Transaction with such person or entity who made such BCB Acquisition Proposal or consummates a BCB Control Transaction with such person or entity who made such BCB Acquisition Proposal. For purposes of this Section 8.2(c)(ii) a person or entity who enters into a BCB Control Transaction must be a party listed on BCB Disclosure Schedule 8.2. As used in this Section 8.2(c)(ii), a “BCB Control Transaction” means the acquisition by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions of a majority of the voting power of the outstanding securities of BCB or substantially all of the consolidated assets of BCB.

In the event the Pamrapo Termination Fee shall become payable pursuant to Section 8.2(b) or the BCB Termination Fee shall become payable pursuant to Section 8.2(c), the Pamrapo Termination Fee or BCB Termination Fee, as the case may be shall be paid within two business days following the date of termination of this Agreement or within two days of Pamrapo or BCB entering into an agreement pursuant to Section 8.2(b)(ii) or Section 8.2(c)(ii) as the case may be. Any amount that becomes payable pursuant to Section 8.2(b) or Section 8.2(c) hereof shall be paid by wire transfer of immediately available funds to an account designated by the receiving party. The sums paid under Section 8.2(b) or 8.2(c) shall be the sole remedy available to Pamrapo or BCB in the event of a termination of this Agreement under Section 8.2(b), if against Pamrapo or Section 8.2(c), if against BCB, and each of their respective Subsidiaries and their respective directors and officers under Section 9.4 hereof.

(d) Notwithstanding Section 8.2(b)(i) or (ii) or 8.2(c)(i) or (ii) above, the parties shall pay the documented fees and expenses of the other party, in an amount not to exceed $750,000, if a terminating party enters into an agreement to be acquired by purchase, consolidation, sale, transfer or otherwise, in one transaction or any related series of transactions, a majority of the voting power of its outstanding securities or substantially all of its consolidated assets, within six months of such termination. Such payment shall become payable within two days after either Pamrapo or BCB (as the case may be) entering into an agreement pursuant to Section 8.2(b)(ii) in the case of Pamrapo or Section 8.2(c)(ii) in the case of BCB. In the event that such agreement is with a party listed on Pamrapo Disclosure Schedule 8.2, this subsection shall not apply and Section 8.2(b)(ii) shall apply.

(e) Pamrapo and BCB agree that the agreements contained in Sections 8.2(b) and (c) hereof are an integral part of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty or liquidated damages in the event of a breach of this Agreement by either party. If Pamrapo fails to pay BCB the amount due under paragraph (b) above within the time period specified in this Section, then Pamrapo shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by BCB in connection with any action in which BCB prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment. If BCB fails to pay Pamrapo the amount due under paragraph (c) above within the time period specified in this Section, then BCB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Pamrapo in connection with any action in which Pamrapo prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3. Extension; Waiver. At any time prior to the Effective Time, the Parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement and the Bank Merger Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day which is (a) the last business day of a month and (b) at least two business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (the “Closing Date”), at the offices of BCB’s counsel unless another time, date or place is agreed to in writing by the parties hereto.

9.2 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement subject to Pamrapo’s consent, which consent shall not be unreasonably withheld prior to the Effective Time, BCB shall be entitled to revise the structure of the Merger and/or the Subsidiary Merger and related transactions provided that each of the transactions comprising such revised structure shall (i) fully qualify as, or fully be treated as part of, one or more tax-free reorganizations within the meaning of Section 368(a) of the Code, and not subject any of the stockholders of Pamrapo to adverse tax consequences or change the amount of consideration to be received by such stockholders, (ii) be capable of consummation in as timely a manner as the structure contemplated herein and (iii) not otherwise be prejudicial to the interests of the stockholders of Pamrapo. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.4 Expenses. Except as costs and expenses may be payable pursuant to Section 8.2 of this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, provided, however, that the costs and expenses of printing and mailing the Proxy Statement to the stockholders of Pamrapo and BCB shall be borne equally by BCB and Pamrapo, provided, however, that all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger, the Subsidiary Merger and other transactions contemplated thereby shall be borne by BCB, provided, further, however, that nothing contained herein shall limit a non-breaching party’s rights to recover any and all liabilities or damages, costs and expenses including all reasonable attorney’s fees sustained or incurred by the non-breaching party arising out of the other party’s willful breach or fraud of any provision of this Agreement.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to BCB, to:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002
Attention: Donald Mindiak
President and Chief Executive Officer

with a copy to:

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW, Suite 400
Washington, DC 20015
Attention: Alan Schick

                              Marc P. Levy

(b)	if to Pamrapo, to:

Pamrapo Bancorp, Inc.
611 Avenue C
Bayonne, NJ 07002
Attention: Kenneth Walter
Interim President and Chief Executive Officer

with a copy to:

Patton Boggs LLP
2550 M Street, N.W.
Washington, D.C. 20037
Attention: Joseph G. Passaic, Jr.

  Philip Feigen

9.6 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to June 29, 2009.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreements and the Bank Merger Agreement.

9.9 Governing Law. This Agreement shall be governed and construed in accordance with the law of the State of New Jersey, without regard to any applicable conflicts of law.

9.10 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.12 Publicity. Except as otherwise required by law or the rules of the Nasdaq Stock Market, so long as this Agreement is in effect, neither BCB nor Pamrapo shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

9.13 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

9.14 “Material Adverse Effect” shall mean, with respect to BCB or Bank or Pamrapo or Pamrapo Bank, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of BCB, Bank and their Subsidiaries taken as a whole, or Pamrapo Bancorp, Pamrapo Bank and their Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either Pamrapo or Pamrapo Bank, on the one hand, or BCB and Bank, on the other hand, to perform their obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement. The payment or settlement of specified claims within the amounts set forth in Pamrapo Disclosure Schedule 5.1(x) shall not be considered to result in a Material Adverse Effect. For purposes of this Agreement in determining whether a “Material Adverse Effect” has occurred, there shall be excluded any effect resulting from or attributable to (a) changes in laws, rules or regulations, or published interpretations thereof by courts or governmental authorities, affecting financial institutions and their holding companies generally, (b) changes in U.S. generally accepted accounting principles (“GAAP”) or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) this Agreement (including the announcement thereof) or the transactions contemplated hereby and the effects of compliance with this Agreement on the operating performance of the parties including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any militaristic or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless such changes uniquely affects either or both parties or any of their subsidiaries, as the case may be, or (f) changes in general economic conditions or interest rates or any other events, conditions or trends affecting financial institutions and their holding companies generally, provided that such changes, events, conditions or trends unless it uniquely affects either or both of the parties or any of their subsidiaries.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, BCB and Pamrapo have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BCB BANCORP, INC.

By:	/s/ MARK D. HOGAN
Name: Mark D. Hogan
Title: Chairman

Attest:

/s/ THOMAS COUGHLIN
Name: Thomas Coughlin

PAMRAPO BANCORP, INC.

By:	/s/ DANIEL J. MASSARELLI
Name: Daniel J. Massarelli
Title: Chairman

Attest:

/s/ MARGARET RUSSO
Name: Margaret Russo

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER BETWEEN

BCB BANCORP, INC. AND PAMRAPO BANCORP, INC.

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 5, 2009, is made and entered into by and between BCB, Bancorp, Inc., a New Jersey corporation (“BCB”), and Pamrapo Bancorp, Inc., a New Jersey corporation (“Pamrapo”).

WHEREAS, BCB and Pamrapo entered into an Agreement and Plan of Merger, dated as of June 29, 2009 (the “Agreement”) (defined terms not defined herein shall have the meaning given to them in the Agreement); and

WHEREAS, the parties to the Agreement are authorized to amend the Agreement to the extent legally allowed; and

WHEREAS, Section 3.34 of the Agreement currently provides that the affirmative vote of (i) the holders of a majority of the issued and outstanding shares of Pamrapo is necessary to approve this Agreement and the Merger on behalf of Pamrapo and (ii) Pamrapo, as the sole stockholder of Pamrapo Bank, is required to approve the Bank Merger Agreement as such, on behalf of Pamrapo Bank. No other vote of the stockholders of Pamrapo or any Subsidiary is required; and

WHEREAS, Section 7.1(a) of the Agreement currently provides that the Agreement shall be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Pamrapo Common Stock entitled to vote thereon and by the affirmative vote of the holders of at least a majority of the shares present in person or by proxy of BCB common stock entitled to vote thereon as a condition to each party’s obligation to effect the Merger; and

WHEREAS, the New Jersey Business Corporation Act requires that the Agreement be adopted by the affirmative vote of a majority of the votes cast by the holders of shares of common stock of each of Pamrapo and BCB entitled to vote thereon; and

WHEREAS, the Boards of Directors of each of the parties to the Agreement have authorized the execution of this Amendment.

NOW THEREFORE, for valid consideration, the parties hereto agree as follows:

Amendments to the Agreement.

Effective as of the date of this Amendment, Section 3.34 of the Agreement shall be amended and read as follows:

Required Vote. The affirmative vote of (i) a majority of the votes cast by the holders of shares of Pamrapo Common Stock entitled to a vote thereon is necessary to approve this Agreement and the Merger on behalf of Pamrapo and (ii) Pamrapo, as the sole stockholder of Pamrapo Bank, is required to approve the Bank Merger Agreement as such, on behalf of Pamrapo Bank. No other vote of the stockholders of Pamrapo or any Subsidiary is required.

Effective as of the date of this Amendment, Section 7.1(a) of the Agreement shall be amended and read as follows:

“(a) Stockholder Approval. This Agreement shall have been adopted by the affirmative vote a majority of the votes cast by the holders of shares of Pamrapo Common Stock entitled to vote thereon and by the affirmative vote of a majority of the votes cast by the holders of shares of BCB Common Stock entitled to vote thereon.”

[Signatures on next page.]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

BCB BANCORP, INC.

		By:	/s/ Mark D. Hogan
		Name:	Mark D. Hogan
		Title:	Chairman
Attest:	/s/ Thomas Coughlin
Thomas Coughlin

PAMRAPO BANCORP, INC.

		By:	/s/ Daniel J. Massarelli
		Name:	Daniel J. Massarelli
		Title:	Chairman
Attest:	/s/ Margaret Russo
Margaret Russo

[Signature page to Amendment to Agreement and Plan of Merger]

Appendix B

June 15, 2009

Board of Directors

Pamrapo Bancorp, Inc.

611 Avenue C

Bayonne, NJ 07002

Directors:

You have requested our opinion as to the fairness to the shareholders of Pamrapo Bancorp, Inc. (“Pamrapo”), from a financial point of view, of the Merger Consideration (as defined herein) to be paid by BCB Bancorp, Inc, (“BCB”) to the shareholders of Pamrapo pursuant to the Agreement and Plan of Merger, dated as of June 29, 2009 (the “Merger Agreement”), by and between BCB and Pamrapo.

Pursuant to the Merger Agreement, Pamrapo will merge with and into BCB with BCB continuing as the surviving entity (the “Merger”) and each outstanding share of common stock, par value $0.01 per share, of Pamrapo (the “Pamrapo Shares”) (subject to certain exceptions set forth in the Merger Agreement) shall be cancelled and extinguished and converted into the right to receive 1.00 share (the “Merger Consideration”) of common stock, no par value per share, of BCB (the “BCB Shares”).

The investment banking business of Endicott Financial Advisors, L.L.C. (“Endicott”) includes the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In arriving at our opinion, we have reviewed and considered, among other things: (a) the Merger Agreement; (b) certain publicly available financial statements and other historical financial information for each of Pamrapo and BCB; (c) financial analyses and forecasts for each of Pamrapo and BCB prepared by their respective management; (d) certain other publicly available business and financial information relating to each of Pamrapo and BCB; (e) the views of senior management of each of Pamrapo and BCB of their respective past and current business operations, results thereof, financial condition and future prospects; (f) certain reported price and trading activity for the Pamrapo Shares and BCB Shares, including a comparison of certain financial and stock market information with similar information for certain other companies, the securities of which are publicly traded, (g) the terms of certain business combinations in the banking industry; (h) the pro forma impact of the Merger on Pamrapo, including pro forma information which reflected results derived, in part, from projected transaction expenses, purchase accounting adjustments, cost savings and other synergies discussed with the senior management of Pamrapo; (j) the current stock market environment generally and the banking environment in particular; and (j) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

Pamrapo Bancorp, Inc.

June 15, 2009

Page — 2

In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial information, analyses and other information reviewed by and discussed with us, and we have not assumed any responsibility to independently verify such information. We have not made any independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of Pamrapo or BCB or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant on the analyses and estimates of Pamrapo and BCB), nor have we been furnished with any such appraisals. With respect to the financial forecast and cost savings information (including the amount, timing and achievability thereof) reviewed with Pamrapo and BCB management, we have assumed that they reflect the best currently available estimates and good faith judgments of the senior management of Pamrapo and BCB as to the future performance of Pamrapo and BCB. We have also assumed that there has been no material change in Pamrapo or BCB’s assets, financial condition, results of operations, business or prospects since March 31, 2009, the date of the last financial statements made available to us. We are not experts in the evaluation of allowances for loan losses, and we have neither made an independent evaluation of the adequacy of the allowances for loan losses of Pamrapo and BCB, nor have we reviewed any individual credit files of Pamrapo and BCB or been requested to conduct such a review, and, as a result, we have assumed that the respective allowances for loan losses for Pamrapo and BCB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. For the purposes of rendering this opinion, we have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Merger Agreement, including in all respects material to our analysis, that the representations and warranties of each party in the Merger Agreement and in all related documents and instruments (collectively, the “documents”) that are referred to therein are true and correct, that each party to the documents will perform all of the covenants and agreements required to be performed by such party under such documents and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that, in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or on the contemplated benefits of the Merger. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof. We are not expressing any opinion as to the actual value of the BCB Shares when issued to Pamrapo’s stockholders pursuant to the Merger or the prices at which the BCB Shares will trade subsequent to the Merger. This opinion does not constitute a recommendation to

Pamrapo Bancorp, Inc.

June 15, 2009

Page — 3

any shareholder of Pamrapo or BCB as to how that shareholder should vote on the proposed Merger, or any other matter relating to the proposed transaction. Our opinion does not address the underlying business decision of Pamrapo to engage in the Merger or the relative merits of the Merger as compared to alternatives that may be available to Pamrapo. In rendering this opinion, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of Pamrapo or BCB or any class of such persons relative to the holders of Pamrapo Shares or BCB Shares or with respect to the fairness of any such compensation.

We have acted as Pamrapo’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. We also act as an advisor for Pamrapo on an ongoing basis for which we receive customary fees and expense reimbursement. Pamrapo also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of Pamrapo and BCB for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this opinion is for the information of the Board of Directors of Pamrapo and, except for inclusion in its entirety in a proxy statement required to be circulated to shareholders in connection with the Merger, may not be quoted, referred to, summarized or reproduced at any time or in any manner, without Endicott’s written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair from a financial point of view to the shareholders of Pamrapo.

Very Truly Yours,

ENDICOTT FINANCIAL ADVISORS, L.L.C.

APPENDIX C

June 29, 2009

Board of Directors

BCB Bancorp, Inc.

BCB Community Bank

104-110 Avenue C

Bayonne, NJ 07002

Dear Board Members:

You have requested our written opinion, as an independent financial advisor to BCB Bancorp, Inc. (“BCBP”) as to the fairness, from a financial point of view to BCBP and its stockholders, of the exchange ratio as proposed in the Agreement and Plan of Merger by and between BCBP and Pamrapo Bancorp, Inc. (“PBCI”) dated June 29, 2009 (the “Agreement”), pursuant to which BCBP and its wholly-owned subsidiary BCB Community Bank will acquire PBCI and its wholly-owned subsidiary Pamrapo Savings Bank, S.L.A.

Pursuant to the Agreement, PBCI stockholders shall receive 1.00 BCBP common share for each share of PBCI.

In general, FinPro, Inc. (“FinPro”) provides investment banking and consulting services to the bank and thrift industry, including appraisals and valuations of bank and thrift institutions and their securities in connection with mergers, acquisitions and other securities transactions. FinPro has knowledge of and experience with the New Jersey bank and thrift market and financial institutions operating in this market. BCBP’ Board chose FinPro because of its expertise, experience and familiarity with the bank and thrift industry.

BCBP retained FinPro to advise the Board of Directors of BCBP in connection with its merger and acquisition activities. Pursuant to its engagement, FinPro will be paid a fee for rendering its fairness opinion relating to the merger. FinPro acted as financial advisor to BCBP in connection with the merger and will receive fees equal to 0.70% of the aggregate deal value, or approximately $320 thousand, the majority of which is contingent upon the consummation of the merger. Additionally, BCBP has agreed to reimburse FinPro for its out-of-pocket expenses and has agreed to indemnify FinPro and certain related persons against certain liabilities possibly incurred in connection with the services performed.

Prior to being retained as BCBP’ financial advisor for this transaction, FinPro provided professional services to BCBP and has been paid for such services. The fees paid to FinPro by BCBP, prior to being retained as BCBP’s financial advisor, are not material relative to FinPro’s annual gross revenues. FinPro has not provided professional services to PBCI within the past five years.

20 Church Street — P.O. Box 323 — Liberty Corner, NJ 07938-0323 — Tel: 908.604.9336 — Fax: 908.604.5951

C - 1

Fairness Opinion as June 29, 2009	Page: 2

In connection with its opinion, FinPro reviewed and considered, among other things:

•	the merger agreement and the exhibits thereto;

•	historic changes in the market for bank and thrift stocks;

•	the trading history and performance of BCBP’ and PBCI’s common stock;

•	trends and changes in the financial condition and results from operations of BCBP and PBCI beginning with the 2004 fiscal year end;

•	the most recent annual report to stockholders of BCBP and PBCI;

•	the most recent 10-K of BCBP and PBCI;

•	the quarterly reports on Form 10-Q of BCBP and PBCI;

•	recent regulatory exam reports of PBCI; and

•	the most recent audit letters to BCBP and PBCI.

We also had discussions with the management of BCBP and PBCI regarding their respective financial results and have analyzed the most current financial data available for BCBP and PBCI. In addition, we considered financial studies, analyses and investigations and economic and market information that we deemed relevant. We also considered the potential pro forma financial impact of the acquisition, including assumed operating synergies. Furthermore, we considered the financial contribution of each entity to the resulting pro forma entity and the relative ownership.

We considered certain financial data of PBCI and compared that data to other banks, thrifts and their holding companies that were recently merged or acquired. Furthermore, we considered the financial terms of these business combinations involving these banks, thrifts and their holding companies.

FinPro did not independently verify the financial data provided by or on behalf of BCBP and PBCI, but instead relied upon and assumed the accuracy and completeness of the data provided.

In reaching our opinion, we took into consideration the financial benefits of the proposed transaction to BCBP stockholders. Based on all factors deemed relevant and assuming the accuracy and completeness of the information and data provided by BCBP and PBCI, it is FinPro’s opinion as of this date, the merger consideration being offered by BCBP is fair, from a financial point of view, to BCBP and its stockholders.

Respectfully Submitted,

/s/ FinPro, Inc.
FinPro, Inc.
Liberty Corner, New Jersey

20 Church Street — P.O. Box 323 — Liberty Corner, NJ 07938-0323 — Tel: 908.604.9336 — Fax: 908.604.5951

C - 2

Appendix D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009.

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-50275

BCB Bancorp, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	26-0065262
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. No.)

104-110 Avenue C Bayonne, New Jersey	07002
(Address of principal executive offices)	(Zip Code)

(201) 823-0700

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    No  ☐

APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. As of August 5, 2009, BCB Bancorp, Inc., had 4,659,475 shares of common stock, no par value, outstanding.

BCB BANCORP INC., AND SUBSIDIARIES

PART I. FINANCIAL INFORMATION

ITEM I.	FINANCIAL STATEMENTS

BCB BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition at

June 30, 2009 and December 31, 2008

(Unaudited)

(in thousands except for share data )

	At June 30, 2009	At December 31, 2008

ASSETS

Cash and amounts due from depository institutions	$3,741	$3,495
Interest-earning deposits	67,530	3,266

Total cash and cash equivalents	71,271	6,761

Securities available for sale	908	888
Securities held to maturity, fair value $116,692 and $143,245 respectively	115,419	141,280
Loans held for sale	3,379	1,422
Loans receivable, net of allowance for loan losses of $5,938 and $5,304 respectively	405,268	406,826
Premises and equipment	5,479	5,627
Federal Home Loan Bank of New York stock	5,715	5,736
Interest receivable	3,004	3,884
Other real estate owned	1,335	1,435
Deferred income taxes	3,421	3,113
Other assets	2,421	1,652

Total assets	$617,620	$578,624

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES

Non-interest bearing deposits	$32,314	$30,561
Interest bearing deposits	418,261	379,942

Total deposits	450,575	410,503
Short-term Borrowings	—	2,000
Long-term Debt	114,124	114,124
Other Liabilities	2,168	2,282

Total Liabilities	566,867	528,909

STOCKHOLDERS’ EQUITY
Common stock, stated value $0.064; 10,000,000 shares authorized; 5,195,664 and 5,183,731 shares respectively, issued	332	331
Additional paid-in capital	46,926	46,864
Treasury stock, at cost, 536,189 and 533,680 shares, respectively	(8,705)	(8,680)
Retained Earnings	12,313	11,325
Accumulated other comprehensive loss	(113)	(125)

Total stockholders’ equity	50,753	49,715

Total liabilities and stockholders’ equity	$617,620	$578,624

See accompanying notes to consolidated financial statements.

BCB BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Income

For the three and six months ended

June 30, 2009 and 2008

(Unaudited)

(in thousands except for per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest income:
Loans	$6,827	$6,623	$13,716	$13,268
Securities	1,392	2,281	3,372	4,620
Other interest-earning assets	19	108	23	181

Total interest income	8,238	9,012	17,111	18,069

Interest expense:
Deposits:
Demand	205	241	403	542
Savings and club	279	339	576	699
Certificates of deposit	2,176	2,300	4,397	4,741

	2,660	2,880	5,376	5,982

Borrowed money	1,242	1,262	2,478	2,540

Total interest expense	3,902	4,142	7,854	8,522

Net interest income	4,336	4,870	9,257	9,547
Provision for loan losses	300	300	650	550

Net interest income after provision for loan losses	4,036	4,570	8,607	8,997

Non-interest income:
Fees and service charges	144	147	274	305
Gain on sales of loans originated for sale	86	20	128	100
Gain on sale of real estate owned	5	—	5	—
Other	7	6	16	16

Total non-interest income	242	173	423	421

Non-interest expense:
Salaries and employee benefits	1,306	1,378	2,629	2,753
Occupancy expense of premises	282	262	546	525
Equipment	526	504	1,041	1,002
Advertising	72	71	119	122
Other	844	524	1,281	964

Total non-interest expense	3,030	2,739	5,616	5,366

Income before income tax provision	1,248	2,004	3,414	4,052
Income tax provision	506	728	1,309	1,472

Net Income	$742	$1,276	$2,105	$2,580

Net Income per common share-basic and diluted
basic	$0.16	$0.28	$0.45	$0.56

diluted	$0.16	$0.27	$0.45	$0.55

Weighted average number of common shares outstanding-
basic	4,653	4,604	4,651	4,610

diluted	4,676	4,691	4,677	4,705

See accompanying notes to consolidated financial statements.

BCB BANCORP INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders’ Equity

For the six months ended June 30, 2009

(Unaudited)

(in thousands except for share and per share data)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balance, December 31, 2008	$331	$46,864	$(8,680)	$11,325	$(125)	$49,715

Exercise of Stock Options (11,933 shares)	1	62	—	—	—	63

Treasury Stock Purchases (2,509 shares)	—	—	(25)	—	—	(25)

Cash dividends ($0.24 per share) declared	—	—	—	(1,117)	—	(1,117)

Comprehensive Income:
Net income for the six months ended June 30, 2009	—	—	—	2,105	—	2,105

Unrealized gain on securities, available for sale, net of deferred income tax of $8	—	—	—	—	12	12

Total Comprehensive income	—	—	—	—	—	2,117

Balance, June 30, 2009	$332	$46,926	$(8,705)	$12,313	$(113)	$50,753

See accompanying notes to consolidated financial statements.

BCB BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended

June 30, 2009 and 2008

(Unaudited)

(in thousands)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities :
Net Income	$2,105	$2,580
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	179	206
Amortization and accretion, net	(86)	(364)
Provision for loan losses	650	550
Deferred income tax	(316)	(164)
Loans originated for sale	(10,726)	(4,653)
Proceeds from sale of loans originated for sale	8,897	5,334
Gain on sale of loans originated for sale	(128)	(100)
Gain on sale of real estate owned	(5)	—
Decrease in interest receivable	880	62
(Increase) in other assets	(769)	(11)
Decrease in accrued interest payable	(71)	(98)
Increase (Decrease) in other liabilities	(43)	90

Net cash provided by operating activities	567	3,432

Cash flows from investing activities:
Redemption (Purchase) of FHLB stock	21	(86)
Proceeds from calls of securities held to maturity	98,455	68,870
Purchases of securities held to maturity	(77,912)	(58,606)
Proceeds from repayments on securities held to maturity	5,199	3,019
Purchases of securities available for sale	—	(2,000)
Proceeds from sale of real estate owned	228	287
Net decrease (increase) in loans receivable	1,042	(29,359)
Improvements to other real estate owned	(52)	(151)
Additions to premises and equipment	(31)	(43)

Net cash provided by (used in) investing activities	26,950	(18,069)

Cash flows from financing activities:
Net increase in deposits	40,072	13,932
Repayment of short-term borrowings	(2,000)	—
Purchases of treasury stock	(25)	(1,009)
Cash dividends paid	(1,117)	(875)
Exercise of stock options	63	622

Net cash provided by financing activities	36,993	12,670

Net increase (decrease) in cash and cash equivalents	64,510	(1,967)
Cash and cash equivalents-beginning	6,761	11,780

Cash and cash equivalents-ending	$71,271	$9,813

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$2,483	$1,754

Interest	$7,925	$8,620

Transfer of loans to other real estate owned	$71	$1,194

See accompanying notes to consolidated financial statements.

BCB Bancorp Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of BCB Bancorp, Inc. (the “Company”) and the Company’s wholly owned subsidiaries, BCB Community Bank (the “Bank”) and BCB Holding Company Investment Company. The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not necessarily include all information that would be included in audited financial statements. The information furnished reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of consolidated financial condition and results of operations. All such adjustments are of a normal recurring nature. The results of operations for the three and six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the fiscal year ended December 31, 2009 or any other future interim period.

These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2008, which are included in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

Effective April 1, 2009, BCB Bancorp, Inc., adopted Statement of Financial Accounting Standards (“Statement”) No. 165, “Subsequent Events”. Statement No. 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Statement No. 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that should be made about events or transactions that occur after the balance sheet date. In preparing these consolidated financial statements, BCB Bancorp, Inc., evaluated the events that occurred between June 30, 2009 through August 5, 2009, the date these consolidated financial statements were issued.

Note 2 - Earnings Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. The diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effects of outstanding stock options, if dilutive, using the treasury stock method.

Note 3 - Securities Available for Sale

	June 30, 2009
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

Equity securities	$1,097	$—	$189	$908

The age of unrealized losses and fair value of related securities available for sale were as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)

June 30, 2009
Preferred Stock	$—	$—	$811	$189	$811	$189

Management does not believe that any of the unrealized losses at June 30, 2009, represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company has the ability, and management has the intent, to hold such securities for the time necessary to recover cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of their cost.

Note 4 - Securities Held to Maturity

	June 30, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)

U.S. Government Agencies:

Due after one through five years	$3,315	$277	$—	$3,592
Due after ten years	73,914	56	394	73,576

	77,229	333	394	77,168

Mortgage-backed securities:
Due within one year	$707	$4	$—	$711
Due after one year through five years	63	2	—	65
Due after five years through ten years	6,266	291	—	6,557
Due after ten years	31,154	1,037	—	32,191

	38,190	1,334	—	39,524

	$115,419	$1,667	$394	$116,692

The amortized cost and carrying values shown above are by contractual final maturity. Actual maturities will differ from contractual final maturities due to scheduled monthly payments related to mortgage-backed securities and due to the borrowers having the right to prepay obligations with or without prepayment penalties.

There were no sales of securities during the six months ended June 30, 2009.

The age of unrealized losses and fair value of related securities held to maturity were as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)

December 31, 2008
U.S. Government Agencies	$31,756	$359	$5,265	$35	$37,021	$394

	$31,756	$359	$5,265	$35	$37,021	$394

Management does not believe that any of the unrealized losses at June 30, 2009, (which are related to 21 U.S. Government Agency bonds) represent an other-than-temporary impairment as they are primarily related to market interest rates and not related to the underlying credit quality of the issuers of the securities. Additionally, the Company has the ability, and management has the intent, to hold such securities for the time necessary to recover cost and does not have the intent to sell the securities, and it is more likely than not that it will not have to sell the securities before recovery of their cost.

Note 5 - Fair Values of Financial Instruments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements.

In December 2007, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of Statement No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. FSP FAS 157-2 was adopted for the Company’s March 31, 2009 consolidated financial statements. The adoption of Statement FSP FAS 157-2 had no impact on the amounts reported in the consolidated financial statements.

Statement No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Statement No. 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The only assets or liabilities that the Company measured at fair value on a recurring basis were as follows (in thousands):

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

As of June 30, 2009:

Securities available for sale	$908	$908	$—	$—

As of December 31, 2008:

Securities available for sale	$888	$888	$—	$—

The only assets or liabilities that the Company measured at fair value on a nonrecurring basis were as follows (in thousands):

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

As of June 30, 2009:

Impaired loans	$3,651	$—	$—	$3,651

Real Estate Owned	$71	$—	$—	$71
As of December 31, 2008:

Impaired Loans	$2,847	$—	$—	$2,847

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at June 30, 2009 and December 31, 2008.

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for specific attributes of that loan. Loans held for sale are carried at their cost.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan”, in which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $4,322,000 and $3,728,000, net of a valuation allowance of $671,000 and $881,000 at June 30, 2009 and December 31, 2008, respectively.

Real Estate Owned (Generally Carried at Fair Value)

Real Estate Owned is generally carried at fair value, whose value is determined based upon independent third-party appraisals of the properties, based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.

FHLB of New York Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Interest Receivable and Payable (Carried at Cost)

The carrying amount of interest receivable and interest payable approximates its fair value.

Deposits (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Fair values of long-term debt are estimated using discounted cash flow analysis, based on quoted prices for new long-term debt with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and unused lines of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing. The fair value of these commitments was deemed immaterial and is not presented in the accompanying table.

The carrying values and estimated fair values of financial instruments were as follows at June 30, 2009:

	June 30, 2009
	Carrying Value	Fair Value
	(In Thousands)

Financial assets:
Cash and cash equivalents	$71,271	$71,271
Securities available for sale	908	908
Securities held to maturity	115,419	116,692
Loans held for sale	3,379	3,379
Loans receivable	405,268	418,630
FHLB of New York stock	5,715	5,715
Interest receivable	3,004	3,004

Financial liabilities:
Deposits	450,575	454,147
Long-term debt	114,124	134,441
Interest payable	896	896

Note 6 - Acquisition

On June 30, 2009, BCB Bancorp, Inc., the holding company of BCB Community Bank and Pamrapo Bancorp, the holding company for Pamrapo, announced the execution of an agreement and plan of merger under which Pamrapo will merge with BCB Community Bank. The merger is expected to be completed by the end of 2009, pending regulatory and shareholder approval.

New Accounting Pronouncements

In June 2008, the FASB issued Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The adoption of EITF 03-6-1 did not have an impact on our consolidated financial statements.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. insurers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In April 2009, the FASB issued Statement No. 157, FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. Statement No. 157, “Fair Value Measurements”, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly. FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement No. 157. This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The adoption of Statement No. 157, FSP FAS 157-4 did not have an impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. FSP FAS 115-2 and FAS 124-2 clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an other-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price. In instances when a determination is made that an other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 115-2 and FAS 124-2 must early adopt FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The adoption of FSP FAS 115-2 and FAS 124-2 did not have an impact on our consolidated financial statements.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 107-1 and APB 28-1 must early adopt FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, and FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. The adoption of FSP FAS 107-1 and APB 28-1 did not have an impact on our consolidated financial statements.

In June 2009, the FASB issued Statement No. 166, “Accounting for transfers of Financial Assets, an amendment of FASB Statement No. 140”. This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. Specifically, among other aspects, Statement No. 166 amends Statement No. 140, “Accounting for transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, by removing the concept of a qualifying special-purpose entity from Statement No. 140 and removes the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach used in Statement No. 140. Statement No. 166 is effective for fiscal years beginning after November 15, 2009. We have not determined the effect that the adoption of Statement No. 166 will have on our financial position or results of operations.

In June 2009, the FASB issued Statement No. No. 167, “Amendments to FASB Interpretation No. 46(R)”. This statement amends FASB Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) - an interpretation of ARB No. 51, or FIN 46(R), to require an enterprise to determine whether it’s variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Statement No. 167 also amends FIN 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. Statement No. 167 is effective for fiscal years beginning after November 15, 2009. We have not determined the effect that the adoption of Statement No. 167 will have on our financial position or results of operations.

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, a replacement of FASB Statement No. 162. Statement No. 168 replaces Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. Statement No. 168 is effective for interim and annual periods ending after September 15, 2009. We do not expect the adoption of this standard to have an impact on our financial position or results of operations.

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Total assets increased by $39.0 million or 6.7% to $617.6 million at June 30, 2009 from $578.6 million at December 31, 2008. The Bank’s asset growth has been funded primarily through cash flow provided by retail deposit growth, and repayments and prepayments of loans and mortgage backed securities. During the first half of 2009, the Company’s balance in interest earning assets increased primarily as a result of an increase in cash and cash equivalents, partially offset by a decrease in loans receivable and a decrease in investment securities categorized as held-to-maturity. Asset growth was moderate as management is concentrating on controlled balance sheet growth and maintaining adequate liquidity in the anticipation of funding loans in the loan pipeline as well as seeking opportunities in the secondary market that provide reasonable returns. During the first half of 2009, the composition of the Bank’s assets has emphasized cash and cash equivalents reflecting management’s desire to maintain higher than usual liquid investments during the current recessionary and low interest rate period. This decision reflects the lower return available to the Bank in the current environment versus the risk of aggressive lending or investment activity during the current economic downturn. We intend to continue to grow at a measured pace consistent with our capital levels and as business opportunities permit.

Total cash and cash equivalents increased by $64.5 million or 948.5% to $71.3 million at June 30, 2009 from $6.8 million at December 31, 2008. Investment securities classified as held-to-maturity decreased by $25.9 million or 18.3% to $115.4 million at June 30, 2009 from $141.3 million at December 31, 2008. This decrease was primarily attributable to call options exercised on $98.5 million of callable agency securities during the six months ended June 30, 2009 and $5.2 million in repayments and prepayments in the mortgage backed security portfolio, partially offset by investment security purchases totaling $77.9 million during the six months ended June 30, 2009. The excess proceeds were allocated to cash and cash equivalents in an effort to accumulate liquidity in the anticipation of future loan closings or investment security purchase opportunities.

Loans receivable decreased by $1.5 million or 0.4% to $405.3 million at June 30, 2009 from $406.8 million at December 31, 2008. The decrease resulted primarily from a $7.8 million decrease in real estate mortgages comprising residential, commercial, construction and participation loans with other financial institutions, net of amortization, and a $2.1 million decrease in consumer loans, net of amortization, partially offset by a $9.0 million increase in commercial loans comprising business loans and commercial lines of credit, net of amortization and a $634,000 increase in the allowance for loan losses. The balance in the loan pipeline as of June 30, 2009 stood at $21.5 million. At June 30, 2009, the allowance for loan losses was $5.9 million or 119.31% of non-performing loans.

Deposit liabilities increased by $40.1 million or 9.8% to $450.6 million at June 30, 2009 from $410.5 million at December 31, 2008. The increase resulted primarily from an increase of $20.1 million in time deposit accounts, a $16.3 million increase in transaction accounts, and a $3.7 million increase in savings and club accounts. During the six months ended June 30, 2009, the Federal Open Market Committee, (FOMC) has continued its philosophy of keeping short term interest rates at historically low levels in an effort to lessen the recession in the American economy. This has resulted in a steepening of the yield curve, resulting in lower short term time deposit account yields which in turn has had the effect of decreasing interest expense.

The balance of borrowed money decreased by $2.0 million or 1.7% to $114.1 million at June 30, 2009 from $116.1 million at December 31, 2008. The decrease resulted primarily from the repayment of an overnight line of credit at the Federal Home Loan Bank of New York during the six months ended June 30, 2009 utilizing the increase in retail deposits to facilitate the borrowing reduction. The purpose of the borrowings reflects the use of long term Federal Home Loan Bank advances to augment deposits as the Bank's funding source for originating loans and investing in Government Sponsored Enterprise, (GSE) investment securities.

Stockholders’ equity increased by $1.1 million or 2.2% to $50.8 million at June 30, 2009 from $49.7 million at December 31, 2008. The increase in stockholders’ equity is primarily attributable to net income of the Company for the six months ended June 30, 2009 of $2.1 million, a $63,000 increase resulting from the exercise of stock options totaling 11,933 shares and a $12,000 increase in the market value of our available-for-sale securities portfolio, net of tax, partially offset by the payment of two quarterly cash dividends totaling $1.1 million representing two $0.12/share payments during the six months ended June 30, 2009, and $25,000 paid to repurchase 2,509 shares of the Company’s common stock. At June 30, 2009 the Bank's Tier 1, Tier 1 Risk-Based and Total Risk Based Capital Ratios were 8.88%, 13.04% and 14.30% respectively.

Results of Operations

Three Months

Net income decreased by $534,000 or 41.8% to $742,000 for the three months ended June 30, 2009 from $1.28 million for the three months ended June 30, 2008. The decrease in net income was due to a decrease in net interest income and an increase in total non-interest expense, partially offset by an increase in total non-interest income and a decrease in income taxes. Net interest income decreased by $534,000 or 11.0% to $4.34 million for the three months ended June 30, 2009 from $4.87 million for the three months ended June 30, 2008. This decrease in net interest income resulted primarily from a decrease in the average yield on interest earning assets to 5.50% for the three months ended June 30, 2009 from 6.41% for the three months ended June 30, 2008, partially offset by an increase of $36.9 million or 6.6% in the average balance of interest earning assets to $599.5 million for the three months ended June 30, 2009 from $562.6 million for the three months ended June 30, 2008. The average balance of interest bearing liabilities increased by $37.3 million or 7.6% to $525.5 million for the three months ended June 30, 2009 from $488.2 million for the three months ended June 30, 2008 and the average cost of interest bearing liabilities decreased by forty-two basis points to 2.97% for the three months ended June 30, 2009 from 3.39% for the three months ended June 30, 2008. As a consequence of the aforementioned, our net interest margin decreased to 2.89% for the three months ended June 30, 2009 from 3.46% for the three months ended June 30, 2008.

Interest income on loans receivable increased by $204,000 or 3.1% to $6.8 million for the three months ended June 30, 2009 from $6.6 million for the three months ended June 30, 2008. The increase was primarily attributable to an increase in the average balance of loans receivable of $25.7 million or 6.7% to $411.2 million for the three months ended June 30, 2009 from $385.5 million for the three months ended June 30, 2008, partially offset by a decrease in the average yield on loans receivable to 6.64% for the three months ended June 30, 2009 from 6.87% for the three months ended June 30, 2008. The increase in average loans reflects management’s philosophy to deploy funds in higher yielding instruments, specifically commercial real estate loans, in an effort to achieve higher returns. The decrease in average yield reflects the competitive price environment prevalent in the Bank's primary market area on loan facilities as well as the repricing downward of certain rates on loan facilities tied to variable indices, consistent with the decrease in the prime lending rate through the reduction in rates forwarded by the FOMC’s philosophy of easing market rates.

Interest income on securities decreased by $889,000 or 39.0% to $1.39 million for the three months ended June 30, 2009 from $2.28 million for the three months ended June 30, 2008. This decrease was primarily due to a decrease in the average balance of securities held-to-maturity of $47.7 million or 30.2% to $110.2 million for the three months ended June 30, 2009 from $157.9 million for the three months ended June 30, 2008, and a decrease in the average yield on securities held-to-maturity to 5.05% for the three months ended June 30, 2009 from 5.78% for the three months ended June 30, 2008. The decrease in the average balance reflects the level of call options exercised by their issuing agency on certain investment securities previously discussed. The decrease in the average yield reflects the lower long term interest rate environment during the three months ended June 30, 2009.

Interest income on other interest-earning assets decreased by $89,000 or 82.4% to $19,000 for the three months ended June 30, 2009 from $108,000 for the three months ended June 30, 2008. This decrease was primarily due to a decrease in the average yield on other interest-earning assets to 0.10% for the three months ended June 30, 2009 from 2.24% for the three months ended June 30, 2008 partially offset by a $58.7 million or 304.1% increase in the average balance of other interest-earning assets to $78.0 million for the three months ended June 30, 2009 from $19.3 million for the three months ended June 30, 2008. The decrease in the average yield reflects the lower short-term interest rate environment for overnight deposits during the three months ended June 30, 2009 as compared to the three months ended June 30, 2008. The increase in the average balance primarily reflects management’s philosophy to accumulate liquidity in the anticipation of future loan closings or investment security purchase opportunities.

Total interest expense decreased by $240,000 or 5.8% to $3.90 million for the three months ended June 30, 2009 from $4.14 million for the three months ended June 30, 2008. The decrease resulted primarily from a decrease in the average cost of interest bearing liabilities to 2.97% for the three months ended June 30, 2009 from 3.39% for the three months ended June 30, 2008, partially offset by an increase in the balance of average interest bearing liabilities of $37.3 million or 7.6% to $525.5 million for the three months ended June 30, 2009 from $488.2 million for the three months ended June 30, 2008. The decrease in the average cost reflects the Company’s reaction to the lower short term interest rate environment and our ability to reduce our pricing on a select number of retail deposit products.

The provision for loan losses totaled $300,000 for the three months ended June 30, 2009 as well as for the three months ended June 30, 2008. The provision for loan losses is established based upon management’s review of the Bank’s loans and consideration of a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) significant level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. During the three months ended June 30, 2009, the Bank experienced $4,000 in net charge-offs, (consisting of $4,000 in charge-offs and no recoveries). During the three months ended June 30, 2008, the Bank experienced $4,000 in net recoveries, (consisting of $7,000 in recoveries and $3,000 in charge-offs). The Bank had non-performing loans totaling $5.0 million or 1.20% of gross loans at June 30, 2009, $2.7 million or 0.67% of gross loans at March 31, 2009 and $282,000 or 0.07% of gross loans at June 30, 2008. The allowance for loan losses was $5.9 million or 1.43% of gross loans at June 30, 2009, $5.6 million or 1.38% of gross loans at March 31, 2009 and $4.6 million or 1.15% of gross loans at June 30, 2008. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at June 30, 2009, March 31, 2009 and June 30, 2008.

Total non-interest income increased by $69,000 or 39.9% to $242,000 for the three months ended June 30, 2009 from $173,000 for the three months ended June 30, 2008. The increase in non-interest income resulted primarily from a $66,000 increase in gain on sales of loans originated for sale to $86,000 for the three months ended June 30, 2009 from $20,000 for the three months ended June 30, 2008, and a $5,000 increase in gain on sale of real estate owned. General fees, service charges and other income decreased slightly to $151,000 for the three months ended June 30, 2009 from $153,000 for the three months ended June 30, 2008. The increase in gain on sale of loans originated for sale reflects the increased level of re-finance activity in the one- to four-family residential real estate market during the three months ended June 30, 2009, due primarily to the present lower long-term interest rate environment.

Total non-interest expense increased by $291,000 or 10.6% to $3.03 million for the three months ended June 30, 2009 from $2.74 million for the three months ended June 30, 2008. Salaries and employee benefits expense decreased by $72,000 or 5.2% to $1.31 million for the three months ended June 30, 2009 from $1.38 million for the three months ended June 30, 2008. This decrease occurred primarily as the result of the departure of a highly compensated officer during the three months ended June 30, 2009, partially offset by an increase in the number of full time equivalent employees to 89 for the three months ended June 30, 2009, from 84 for the three months ended June 30, 2008. Equipment expense increased by $22,000 or 4.4% to $526,000 for the three months ended June 30, 2009 from $504,000 for the three months ended June 30, 2008. The primary component of this expense item is data service provider expense which increases with the growth in the Bank’s assets. Occupancy expense and advertising increased by an aggregate of $21,000 or 6.3% to $354,000 for the three months ended June 30, 2009 from $333,000 for the three months ended June 30, 2008. Other non-interest expense increased by $320,000 or 61.1% to $844,000 for the three months ended June 30, 2009 from $524,000 for the three months ended June 30, 2008. The increase in non-interest expense resulted primarily from the one-time recapitalization assessment levied by the Federal Deposit Insurance Corporation on all financial institutions. This assessment totaled $300,000 for the Company which was required to be accrued for in the second quarter of 2009 and payable in the third quarter of 2009. Exclusive of the aforementioned, other non-interest expense is comprised of directors' fees, stationary, forms and printing, professional fees, legal fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses.

Income tax expense decreased by $222,000 or 30.5% to $506,000 for the three months ended June 30, 2009 from $728,000 for the three months ended June 30, 2008 reflecting decreased pre-tax income earned during the three month time period ended June 30, 2009. The consolidated effective income tax rate for the three months ended June 30, 2009 was 40.5% as compared to 36.3% for the three months ended June 30, 2008. The effective tax rate for the three months ended June 30, 2009 increased primarily as a result of an allowance that was recorded against a state tax benefit that was deemed uncollectible as well as a higher percentage of the Company's income being generated by the Bank and a lower percentage being generated by the Bank's investment subsidiary.

Six Months of Operations

Net income decreased by $475,000 or 18.4% to $2.1 million for the six months ended June 30, 2009 from $2.6 million for the six months ended June 30, 2008. The decrease in net income was due to a decrease in net interest income, an increase in the provision for loan losses and an increase in total non-interest expense, partially offset by an increase in non-interest income and a decrease in income taxes. Net interest income decreased by $290,000 or 3.0% to $9.26 million for the six months ended June 30, 2009 from $9.55 million for the six months ended June 30, 2008. This decrease in net interest income resulted primarily from a decrease in the average yield on interest earning assets to 5.84% for the six months ended June 30, 2009 from 6.50% for the six months ended June 30, 2008, partially offset by an increase of $29.3 million or 5.3% in the average balance of interest earning assets to $585.6 million for the six months ended June 30, 2009 from $556.3 million for the six months ended June 30, 2008. The average balance of interest bearing liabilities increased by $30.9 million or 6.4% to $513.6 million for the six months ended June 30, 2009 from $482.7 million for the six months ended June 30, 2008, while the average cost of interest bearing liabilities decreased to 3.06% for the six months ended June 30, 2009 from 3.53% for the six months ended June 30, 2008. As a consequence of the decrease in the average yield earned on our interest earning assets, our net interest margin decreased to 3.16% for the six months ended June 30, 2009 from 3.43% for the six months ended June 30, 2008.

Interest income on loans receivable increased by $448,000 or 3.4% to $13.72 million for the six months ended June 30, 2009 from $13.27 million for the six months ended June 30, 2008. The increase was primarily attributable to an increase in the balance of average loans receivable of $30.1 million or 7.9% to $410.7 million for the six months ended June 30, 2009 from $380.6 million for the six months ended June 30, 2008, partially offset by a decrease in the average yield on loans receivable to 6.68% for the six months ended June 30, 2009 from 6.97% for the six months ended June 30, 2008. The increase in average loans reflects management’s philosophy to deploy funds in higher yielding instruments, specifically commercial real estate loans, in an effort to achieve higher returns.

Interest income on securities decreased by $1.25 million or 27.1% to $3.37 million for the six months ended June 30, 2009 from $4.62 million for the six months ended June 30, 2008. The decrease was primarily due to an decrease in the average balance of securities of $34.5 million or 21.5% to $125.9 million for the six months ended June 30, 2009 from $160.4 million for the six months ended June 30, 2008 and a decrease in the average yield on securities to 5.36% for the six months ended June 30, 2009 from 5.76% for the six months ended June 30, 2008. The decrease in the average balance reflects the level of call options exercised by their issuing agency on certain investment securities previously discussed. The decrease in average yield reflects the lower long term interest rate environment during the six months ended June 30, 2009.

Interest income on other interest-earning assets decreased by $158,000 or 87.3% to $23,000 for the six months ended June 30, 2009 from $181,000 for the six months ended June 30, 2008. This decrease was primarily due to a decrease in the average yield on other interest-earning assets to 0.09% for the six months ended June 30, 2009 from 2.36% for the six months ended June 30, 2008, partially offset by an increase of $33.7 million or 220.3% in the average balance of other interest-earning assets to $49.0 million for the six months ended June 30, 2009 from $15.3 million for the six months ended June 30, 2008. The decrease in the average yield reflects the lower short-term interest rate environment for overnight deposits in 2009 as compared to 2008. The increase in the average balance primarily reflects management’s philosophy to accumulate liquidity in the anticipation of future loan closings or investment security purchase opportunities.

Total interest expense decreased by $668,000 or 7.8% to $7.85 million for the six months ended June 30, 2009 from $8.52 million for the six months ended June 30, 2008. The decrease resulted primarily from a decrease in the average cost of interest bearing liabilities to 3.06% for the six months ended June 30, 2009 from 3.53% for the six months ended June 30, 2008 partially offset by an increase in the balance of average interest bearing liabilities of $30.9 million or 6.4% to $513.6 million for the six months ended June 30, 2009 from $482.7 million for the six months ended June 30, 2008.

The provision for loan losses totaled $650,000 for the six months ended June 30, 2009 and $550,000 for the six months ended June 30, 2008. The provision for loan losses is established based upon management’s review of the Bank’s loans and consideration of a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) significant level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. During the six months ended June 30, 2009, the Bank experienced $16,000 in net charge-offs (consisting of $16,000 in charge-offs and no recoveries). During the six months ended June 30, 2008, the Bank experienced $53,000 in net charge-offs (consisting of $93,000 in charge-offs and $40,000 in recoveries). The Bank had non-performing loans totaling $5.0 million or 1.20% of gross loans at June 30, 2009, $3.7 million or 0.90% of gross loans at December 31, 2008 and $282,000 or 0.07% of gross loans at June 30, 2008. The allowance for loan losses was $5.9 million or 1.43% of gross loans at June 30, 2009, $5.3 million or 1.28% of gross loans at December 31, 2008 and $4.6 million or 1.15% of gross loans at June 30, 2008. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at June 30, 2009, December 31, 2008 and June 30, 2008.

Total non-interest income increased by $2,000 or 0.5% to $423,000 for the six months ended June 30, 2009 from $421,000 for the six months ended June 30, 2008. The increase in non-interest income resulted primarily from an increase of $28,000 or 28.0% in gain on sales of loans originated for sale to $128,000 for the six months ended June 30, 2009 from $100,000 for the six months ended June 30, 2008 and a $5,000 increase in gain on sale of real estate owned, partially offset by a decrease of $31,000 or 9.7% in general fees, service charges and other income to $290,000 for the six months ended June 30, 2009 from $321,000 for the six months ended June 30, 2008. The increase in gain on sale of loans originated for sale reflects the increased level of re-finance activity in the one- to four-family residential real estate market during the six months ended June 30, 2009, due primarily to the present lower long-term interest rate environment.

Total non-interest expense increased by $250,000 or 4.7% to $5.62 million for the six months ended June 30, 2009 from $5.37 million for the six months ended June 30, 2008. Salaries and employee benefits expense decreased by $124,000 or 4.5% to $2.63 million for the six months ended June 30, 2009 from $2.75 million for the six months ended June 30, 2008. This decrease occurred primarily as a result of the departure of a highly compensated officer during the six months ended June 30, 2009, partially offset by an increase in the number of full time equivalent employees to 89 for the six months ended June 30, 2009, from 84 for the six months ended June 30, 2008. Equipment expense increased by $39,000 or 3.9% to $1.04 million for the six months ended June 30, 2009 from $1.0 million for the six months ended June 30, 2008. The primary component of this expense item is data service provider expense which increases with the growth of the Bank’s assets. Occupancy expense increased by $21,000 or 4.0% to $546,000 for the six months ended June 30, 2009 from $525,000 for the six months ended June 30, 2008. Advertising expense decreased by $3,000 to $119,000 for the six months ended June 30, 2009 from $122,000 for the six months ended June 30, 2008. Other non-interest expense increased by $317,000 or 32.9% to $1.28 million for the six months ended June 30, 2009 from $964,000 for the six months ended June 30, 2008. The increase in non-interest expense resulted primarily from the one-time recapitalization assessment levied by the Federal Deposit Insurance Corporation on all financial institutions. This assessment totaled $300,000 for the Company which was required to be accrued for in the second quarter of 2009 and payable in the third quarter of 2009. Exclusive of the aforementioned, other non-interest expense is comprised of directors’ fees, stationary, forms and printing, professional fees, legal fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses.

Income tax expense decreased $163,000 or 11.1% to $1.31 million for the six months ended June 30, 2009 from $1.47 million for the six months ended June 30, 2008 reflecting decreased pre-tax income earned during the six month time period ended June 30, 2009. The consolidated effective income tax rate for the six months ended June 30, 2009 was 38.3% as compared to 36.3% for the six months ended June 30, 2008. The effective tax rate for the six months ended June 30, 2009 increased primarily as a result of an allowance that was recorded against a state tax benefit that was deemed uncollectible as well as a higher percentage of the Company’s income being generated by the Bank and a lower percentage being generated by the Bank’s investment subsidiary.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of senior management and outside directors operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

The following table presents the Company’s net portfolio value (“NPV”). These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of March 31, 2009, the latest quarterly date for which information was available. The Company anticipates that the results of its analysis based on June 30, 2009, will be substantially similar to that set forth below. Assumptions have been made by the Company relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either the maturity date or the next scheduled call date based upon management’s judgment of whether the particular security would be called in the current interest rate environment and under assumed interest rate scenarios. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and non-interest bearing accounts were scheduled with an assumed term of 24 months. The NPV at “PAR” represents the difference between the Company’s estimated value of assets and estimated value of liabilities assuming no change in interest rates. The NPV for a decrease of 100 to 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of March 31, 2009. The following sets forth the Company’s NPV as of March 31, 2009.

Change in Calculation	Net Portfolio Value	$ Change from PAR	% Change from PAR	NPV as a % of Assets
				NPV Ratio	Change

+300bp	$33,941	$(16,496)	-32.71%	6.03%	-222	bps
+200bp	48,858	(1,579)	-3.13	8.39	14	bps
+100bp	54,236	3,799	7.53	9.03	78	bps
PAR	50,437	—	—	8.26	—

bp	- basis points

The table above indicates that at March 31, 2009, in the event of a 100 basis point increase in interest rates, we would experience a 7.53% increase in NPV.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income, and will differ from actual results.

ITEM 4T.

Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report. Based upon that evaluation, the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer concluded that, as of the end of the period covered by this quarterly report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.

There has been no change in the Company’s internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

The Provident Bank filed a Complaint on February 20, 2009, in the Superior Court of New Jersey, Law Division, Hudson County, Docket No. HUD-L-947-09, against BCB Community Bank seeking recovery of damages in the amount of $672,500. Provident’s claim is broken down as follows: (1) it alleges that BCB breached its obligations under the Uniform Commercial Code, as codified in New Jersey, by failing to return at least seven checks drawn upon BCB, totaling $384,500, before the expiration of its midnight deadline, as allegedly required by the Uniform Commercial Code; and, (2) BCB failed to honor at least four cashier’s checks that it issued in the aggregate amount of $288,000.

BCB has filed an Answer to Provident’s Complaint denying the allegations. BCB has also filed and served an Amended Third-Party Complaint against Mr. Steven DeMaio, Bayonne Community Group, LLC, Mel-Eri Associates, Inc., Direct Leasing, Inc. and Szklarski Development Corporation, seeking the appropriate contribution, identification and damages from those third-party defendants for any potential damages Provident obtains against BCB. Those third-party defendants were served with an Amended Third -Party Complaint. As they have failed to timely answer the third party complaint, BCB has seen to it that default has been entered against each third-party defendant.

BCB has put its liability insurance carrier on notice of this claim. The carrier has acknowledged the claim, and authorized BCB to proceed under its policy to defend Provident’s Complaint.

Terms of settlement are presently under consideration by the parties that, if accepted, would settle all of Provident’s claims for significantly less than sought and would also provide a means for BCB to recoup any funds paid to Provident in such a settlement.

ITEM 1.A.	RISK FACTORS

In addition to the risk factors set forth in our 2008 Annual Report on Form 10-K, set forth below are additional factors for our investors to consider.

If Economic Conditions Deteriorate in our Primary Market, Our Results of Operations and Financial Condition could be Adversely Impacted as Borrowers’ Ability to Repay Loans Declines and the Value of the Collateral Securing Loans Decreases.

Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events. Decreases in real estate values could potentially adversely affect the value of property used as collateral for our mortgage loans. In the event that we are required to foreclose on a property securing a mortgage loan, there can be no assurance that we will recover funds in an amount equal to any remaining loan balance as a result of prevailing general economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate underlying the loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans. Consequently, we would sustain loan losses and potentially incur a higher provision for loan loss expense. Adverse changes in the economy may also have a negative effect of the ability of borrowers to make timely repayments of their loans, which could have an adverse impact on earnings.

Our Securities Portfolio may be Negatively Impacted by Fluctuations in Market Value.

Our securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. Fluctuations in market value may be caused by decreases in interest rates, lower market prices for securities and lower investor demand. Our securities portfolio is evaluated for other-than-temporary impairment on at least a quarterly basis. If this evaluation shows an impairment to cash flow connected with one or more securities, a potential loss to earnings may occur.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Securities sold within the past three years without registering the securities under the Securities Act of 1933

During 2005, the Company announced a stock repurchase plan which provides for the purchase of up to 187,096 shares, adjusted for the 25% stock dividend paid on October 27, 2005. On April 26, 2007, the Company announced a second stock repurchase plan which provides for the repurchase of 5% or 249,080 shares of the outstanding shares of the Company’s common stock. On November 20, 2007, the Company announced a third stock repurchase plan to repurchase 5% or 234,002 shares of the Company’s common stock. This plan commenced upon the completion of the prior plan. The Company’s stock purchases for the three months ended June 30, 2009 are as follows:

Period	Shares Purchased	Average Price	Total Number of Shares Purchased	Maximum Number of Shares That May Yet be Purchased
4/1-4/30	—	$—	—	133,983
5/1-5/31	—	$—	—	133,983
6/1-6/30	—	$—	—	133,983

Total	—	$—	—	133,983

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company’s Annual Meeting of Shareholders occurred on April 23, 2009. At this meeting there were two items put to a vote of security holders; Election of Directors and ratification of the Independent Auditors. The number of shares outstanding was 5,184,320, the number of shares entitled to vote was 5,175,393 and the number of shares present at the meeting or by proxy was 4,122,807.

1.	The vote with respect to the election of four directors was as follows:

NAME	FOR	WITHHELD
Thomas M. Coughlin	3,860,259	262,548
Joseph Lyga	3,863,490	259,317
Alexander Pasiechnik	4,044,014	78,793
Joseph Tagliareni	3,865,760	257,047

Those continuing serving directors are as follows: Robert Ballance, Judith Q. Bielan, Joseph Brogan, James E. Collins, Mark D. Hogan, Donald Mindiak and Dr. August Pellegrini, Jr.

2.	The vote with respect to the ratification of Beard Miller Company LLP, as Independent Auditors for the Company for the year ending December 31, 2009 was:

FOR	AGAINST	ABSTAIN
4,070,935	48,149	3,723

ITEM 5.	OTHER INFORMATION

On June 30, 2009 BCB Bancorp, Inc., and Pamrapo Bancorp, Inc., jointly announced the signing of a definitive merger agreement. Under the terms of the agreement Pamrapo will merge with BCB Community Bank. Pamrapo shareholders will receive 1.00 shares of BCB Community Bank for each share of Pamrapo. The Board of Directors of BCB Bancorp, Inc. will be expanded by five seats for representation from Pamrapo. Mr. Daniel Massarelli will serve as Chairman of the combined entity, Mr. Mark D. Hogan will serve as Vice-Chairman. Mr. Donald Mindiak will be the President & CEO of the combined entity, Mr. Thomas Coughlin will serve as

Chief Operating Officer and Mr. Kenneth Walter will serve as Chief Financial Officer. Both Boards of Directors have unanimously approved the merger. The resulting company will be a bank holding company with one banking subsidiary, a state-chartered commercial bank.

Both parties have completed due diligence paying particular attention to credit, regulatory and legal matters. The merger is subject to certain conditions, including the approval of the shareholders of both BCB Bancorp, Inc., and Pamrapo Bancorp, Inc., as well as the receipt of regulatory approvals. The merger is expected to be completed by the end of 2009.

ITEM 6.	EXHIBITS

Exhibit 31.1 and 31.2 Officers’ Certification filed pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit 32.1 Officers’ Certification filed pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 31.1

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Donald Mindiak, certify that: 1. I have reviewed this Quarterly Report on Form 10-Q of BCB Bancorp, Inc.; 2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report; 3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and; d) disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

August 5, 2009	/s/ Donald Mindiak
Donald Mindiak
President, Chief Executive Officer and Chief Financial Officer 30

Exhibit 31.2

Certification of Principal Accounting Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas M. Coughlin, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of BCB Bancorp, Inc.;

2.	Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.	Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this quarterly report based on such evaluation; and;

d)	disclosed in this quarterly report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

August 5, 2009	/s/ Thomas M. Coughlin
Thomas M. Coughlin
Principal Accounting Officer and Chief Operating Officer

Exhibit 32

Certification pursuant to

18 U.S.C. Section 1350,

as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Donald Mindiak, President, Chief Executive Officer and Chief Financial Officer and Thomas M. Coughlin, Principal Accounting Officer and Chief Operating Officer of BCB Bancorp, Inc. (the “Company”) each certify in his capacity as an officer of the Company that he has reviewed the quarterly report of the Company on Form 10-Q for the quarter ended June 30, 2009 and that to the best of his knowledge:

(1)	the report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2)	the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

The purpose of this statement is solely to comply with Title 18, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002.

August 5, 2009	/s/ Donald Mindiak
President, Chief Executive Officer and Chief Financial Officer

August 5, 2009	/s/ Thomas M. Coughlin
Principal Accounting Officer and Chief Operating Officer

Appendix E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	Annual Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act of 1934

For the fiscal ended December 31, 2008.

or

☐	Transition Report Pursuant To Section 13 Or 15(D) Of The Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number: 000-50275

BCB BANCORP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	26-0065262
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

104-110 Avenue C, Bayonne, New Jersey	07002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (201) 823-0700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES  ☐    NO  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    YES  ☐    NO  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    YES  ☐    NO  ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the last sale price on June 30, 2008, as reported by the Nasdaq Capital Market, was approximately $48.2 million.

As of March 9, 2009, there were issued and outstanding 5,183,731 shares of the Registrant’s Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE:

(1)	Proxy Statement for the 2009 Annual Meeting of Stockholders of the Registrant (Part III).

(2)	Annual Report to Stockholder (Part II and IV).

This report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of BCB Bancorp, Inc. and subsidiaries. This document may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. Although we believe that our plans, intentions and expectations, as reflected in these forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in the forward-looking statements include, among others, those discussed below and under “Risk Factors” in Part I, Item 1A of this Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements, which reflect our expectations only as of the date of this report. We do not assume any obligation to revise forward-looking statements except as may be required by law.

PART I

ITEM 1.	BUSINESS BCB

Bancorp, Inc.

BCB Bancorp, Inc. (the “Company”) is a New Jersey corporation, which on May 1, 2003 became the holding company parent of BCB Community Bank (the “Bank”). The Company has not engaged in any significant business activity other than owning all of the outstanding common stock of BCB Community Bank. Our executive office is located at 104-110 Avenue C, Bayonne, New Jersey 07002. Our telephone number is (201) 823-0700. At December 31, 2008 we had $578.6 million in consolidated assets, $410.5 million in deposits and $49.7 million in consolidated stockholders’ equity. The Company is subject to extensive regulation by the Board of Governors of the Federal Reserve System.

BCB Community Bank

BCB Community Bank, formerly known as Bayonne Community Bank, was chartered as a New Jersey bank on October 27, 2000, and we opened for business on November 1, 2000. We changed our name from Bayonne Community Bank to BCB Community Bank in April of 2007. We operate through three branches in Bayonne and Hoboken, New Jersey and through our executive office located at 104-110 Avenue C, Bayonne, New Jersey 07002. Our deposit accounts are insured by the Federal Deposit Insurance Corporation and we are a member of the Federal Home Loan Bank System.

We are a community-oriented financial institution. Our business is to offer FDIC-insured deposit products and to invest funds held in deposit accounts at the Bank, together with funds generated from operations, in investment securities and loans. We offer our customers:

•

loans, including commercial and multi-family real estate loans, one- to four-family mortgage loans, home equity loans, construction loans, consumer loans and commercial business loans. In recent years the primary growth in our loan portfolio has been in loans secured by commercial real estate and multi-family properties;

•	FDIC-insured deposit products, including savings and club accounts, non-interest bearing accounts, money market accounts, certificates of deposit and individual retirement accounts; and

•

retail and commercial banking services including wire transfers, money orders, traveler’s checks, safe deposit boxes, a night depository, federal payroll tax deposits, bond coupon redemption and automated teller services.

Business Strategy

Our business strategy is to operate as a well-capitalized, profitable and independent community-oriented financial institution dedicated to providing quality customer service. Managements’ and the Board of Directors’ extensive knowledge of the Hudson County market differentiates us from our competitors. Our business strategy incorporates the following elements: maintaining a community focus, focusing on profitability, continuing our growth, concentrating on real estate based lending, capitalizing on market dynamics, providing attentive and personalized service and attracting highly qualified and experienced personnel.

Maintaining a community focus. Our management and Board of Directors have strong ties to the Bayonne community. Many members of the management team are Bayonne natives and are active in the community through non-profit board membership, local business development organizations, and industry associations. In addition, our board members are well established professionals and business people in the Bayonne area. Management and the Board are interested in making a lasting contribution to the Bayonne community and have succeeded in attracting deposits and loans through attentive and personalized service.

Focusing on profitability. On an operational basis, we achieved profitability in our tenth month of operation. For the year ended December 31, 2008, our return on average equity was 7.00% and our return on average assets was 0.60%. Our earnings per diluted share decreased from $0.93 for the year ended December 31, 2004 to $0.74 for the year ended December 31, 2008. Although earnings per share results have come under pressure recently, primarily as a result of the pervasive economic downturn in both the national and local economy as well as several one-time events, management is committed to maintaining profitability by diversifying the products, pricing and services we offer.

Continuing our growth. We have consistently increased our assets. From December 31, 2004 to December 31, 2008, our assets have increased from $378.3 million to $578.6 million. Over the same time period, our loan balances have increased from $246.4 million to $406.8 million, while deposits have increased from $337.2 million to $410.5 million. In addition, we have maintained our asset quality ratios while growing the loan portfolio. At December 31, 2008, our non-performing assets to total assets ratio was 0.89%.

Concentrating on real estate-based lending. A primary focus of our business strategy is to originate loans secured by commercial and multi-family properties. Such loans provide higher returns than loans secured by one- to four-family real estate. As a result of our underwriting practices, including debt service requirements for commercial real estate and multi-family loans, management believes that such loans offer us an opportunity to obtain higher returns.

Capitalizing on market dynamics. The consolidation of the banking industry in Hudson County has created the need for a customer focused banking institution. This consolidation has moved decision making away from local, community-based banks to much larger banks headquartered outside of New Jersey.

Providing attentive and personalized service. Management believes that providing attentive and personalized service is the key to gaining deposit and loan relationships in Bayonne and its surrounding communities. Since we began operations, our branches have been open seven (7) days a week.

Attracting highly experienced and qualified personnel. An important part of our strategy is to hire bankers who have prior experience in the Hudson County market as well as pre-existing business relationships. Our management team has an average of 30 years of banking experience, while our lenders and branch personnel have significant prior experience at community banks and regional banks in Hudson County. Management believes that its knowledge of the Hudson County market has been a critical element in the success of BCB Community Bank.

Management’s extensive knowledge of the local communities has allowed us to develop and implement a highly focused and disciplined approach to lending and has enabled the Bank to attract a high percentage of low cost deposits.

Recent Market Developments

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the “EESA”) was signed into law. Under the EESA, the U.S. Department of the Treasury was given the authority to, among other things, purchase up to $700 billion of securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On October 14, 2008, the Treasury Department announced a Capital Purchase Program under which it would acquire equity investments, usually preferred stock, in banks and thrifts and their holding companies. In conjunction with the purchase of preferred stock, the Treasury Department also received warrants to purchase common stock from participating financial institutions. Participating financial institutions also were required to adopt the Treasury Department’s standards for executive compensation and corporate governance for the period during which the department holds equity issued under the Capital Purchase Program. We have determined that we would not participate in the Capital Purchase Program.

On November 21, 2008, the FDIC adopted a final rule relating to a Temporary Liquidity Guarantee Program, which the FDIC had previously announced as an initiative to counter the system-wide crisis in the nation’s financial sector. Under the Temporary Liquidity Guarantee Program the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009 and (ii) provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts, Negotiable Order of Withdrawal (“NOW”) accounts paying less than 0.5% interest per annum and certain other accounts held at participating FDIC-insured institutions through December 31, 2009. Coverage under the Temporary Liquidity Guarantee Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. We have elected to participate in the deposit insurance program.

The American Recovery and Reinvestment Act of 2009 (“ARRA”), more commonly known as the economic stimulus or economic recovery package, was signed into law on February 17, 2009, by President Obama. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients until the recipient has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury’s consultation with the recipient’s appropriate regulatory agency.

For further information regarding regulatory and legislative developments affecting our business see “Supervision and Regulation”.

Our Market Area

We are located in the City of Bayonne and Hoboken, Hudson County, New Jersey. The Bank’s locations are easily accessible to provide convenient services to businesses and individuals throughout our market area.

Our market area includes the City of Bayonne, Jersey City and portions of Hoboken, New Jersey. These areas are all considered “bedroom” or “commuter” communities to Manhattan. Our market area is well-served by a network of arterial roadways including Route 440 and the New Jersey Turnpike.

Our market area has a high level of commercial business activity. Businesses are concentrated in the service sector and retail trade areas. Major employers in our market area include Bayonne Medical Center and the Bayonne Board of Education.

Competition

The banking business in New Jersey is extremely competitive. We compete for deposits and loans with existing New Jersey and out-of-state financial institutions that have longer operating histories, larger capital reserves and more established customer bases. Our competition includes large financial service companies and other entities in addition to traditional banking institutions such as savings and loan associations, savings banks, commercial banks and credit unions.

Our larger competitors have a greater ability to finance wide-ranging advertising campaigns through their greater capital resources. Our marketing efforts depend heavily upon referrals from officers, directors, stockholders, selective advertising in local media and direct mail solicitations. We compete for business principally on the basis of personal service to customers, customer access to our officers and directors and competitive interest rates and fees.

In the financial services industry in recent years, intense market demands, technological and regulatory changes and economic pressures have eroded industry classifications that were once clearly defined. Banks have diversified their services, increased rates paid on deposits and become more cost effective as a result of competition with one another and with new types of financial service companies, including non-banking competitors. Some of the results of these market dynamics in the financial services industry have been a number of new bank and non-bank competitors, increased merger activity, and increased customer awareness of product and service differences among competitors.

Lending Activities

Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of our loan portfolio by type of loan as a percentage of the respective portfolio.

	At December 31,
	2008		2007		2006		2005		2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Type of loans:
Real estate loans:
One- to four-family	$74,039	17.94%	$55,248	14.96%	$43,993	13.64%	$34,901	12.11%	$34,855	13.98%
Construction	62,483	15.14	49,984	13.53	38,882	12.06	28,743	9.98	19,209	7.70
Home equity	38,065	9.22	35,397	9.58	32,321	10.02	24,297	8.43	20,629	8.27
Commercial and multi-family	223,179	54.07	208,108	56.35	192,141	59.60	185,170	64.26	158,755	63.68
Commercial business	14,098	3.42	19,873	5.38	14,705	4.56	14,578	5.06	15,123	6.07
Consumer	920	0.21	739	0.20	396	0.12	456	0.16	744	0.30

Total	412,784	100.00%	369,349	100.00%	322,438	100.00%	288,145	100.00%	249,315	100.00%

Less:
Deferred loan fees, net	654		630		575		604		429
Allowance for loan losses	5,304		4,065		3,733		3,090		2,506

Total loans, net	$406,826		$364,654		$318,130		$284,451		$246,380

Loan Maturities. The following table sets forth the contractual maturity of our loan portfolio at December 31, 2008. The amount shown represents outstanding principal balances. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as being due in one year or less. Variable-rate loans are shown as due at the time of repricing. The table does not include prepayments or scheduled principal repayments.

	Due within 1 Year	Due after 1 through 5 Years	Due after 5 Years	Total
	(In Thousands)
One- to four-family	$5,845	$7,999	$60,195	$74,039
Construction	51,048	8,750	2,685	62,483
Home equity	75	5,314	32,676	38,065
Commercial and multi-family	28,821	38,293	156,065	223,179
Commercial business	1,890	8,010	4,198	14,098
Consumer	487	433	—	920

Total amount due	$88,166	$68,799	$255,819	$412,784

Loans with Predetermined or Floating or Adjustable Rates of Interest. The following table sets forth the dollar amount of all loans at December 31, 2008 that are due after December 31, 2008, and have predetermined interest rates and that have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
	(In Thousands)
One- to four-family	$33,421	$34,773	$68,194
Construction	1,835	9,600	11,435
Home equity	31,128	6,862	37,990
Commercial and multi-family	44,312	150,046	194,358
Commercial business	4,058	8,150	12,208
Consumer	433	—	433

Total amount due	$115,187	$209,431	$324,618

The Bank has strengthened certain loan underwriting criteria in an effort to more prudently make loan facility determinations and mitigate increased potential loan loss provisions prospectively.

Commercial and Multi-family Real Estate Loans. Our commercial and multi-family real estate loans are secured by commercial real estate (for example, shopping centers, medical buildings, retail offices) and multi-family residential units, consisting of five or more units. Permanent loans on commercial and multi-family properties are generally originated in amounts up to 75% of the appraised value of the property. Our commercial real estate loans are secured by improved property such as office buildings, retail stores, warehouses, church buildings and other non-residential buildings. Commercial and multi-family real estate loans are generally made at rates that adjust above the five year U.S. Treasury interest rate, with terms of up to 25 years, or are balloon loans with fixed interest rates which generally mature in three to five years with principal amortization for a period of up to 30 years. Our largest commercial loan had a principal balance of $2.4 million at December 31, 2008, and was secured by a mixed use property comprised of retail and office facilities. Our largest multi-family loan had a principal balance of $4.4 million at December 31, 2008. Both loans were performing in accordance with their terms on that date.

Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. The borrower’s creditworthiness and the feasibility and cash flow potential of the project is of primary concern in commercial and multi-family real estate lending. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. We intend to continue emphasizing the origination of loans secured by commercial real estate and multi-family properties.

One- to Four-Family Lending. Our one- to four-family residential mortgage loans are secured by property located in the State of New Jersey. We generally originate one- to four-family residential mortgage loans in amounts up to 80% of the lesser of the appraised value or selling price of the mortgaged property without requiring mortgage insurance. We will originate loans with loan to value ratios up to 90% provided the borrowers obtain private mortgage insurance. We originate both fixed rate and adjustable rate loans. One- to four-family loans may have terms of up to 30 years. The majority of one- to four-family loans we originate for retention in our portfolio have terms no greater than 15 years. We offer adjustable rate loans with fixed rate periods of up to five years, with principal and interest calculated using a maximum 30-year amortization period. We offer these loans with a fixed rate for the first five years with repricing following every year after the initial period. Adjustable rate loans may adjust up to 200 basis points annually and 600 basis points over the term of the loan. We also broker for a third party lender one- to four-family residential loans, which are primarily fixed rate loans with terms of 30 years. Our loan brokerage activities permit us to offer customers longer-term fixed rate loans we would not otherwise originate while providing a source of fee income. During 2008, we brokered $6.6 million in one- to four-family loans and recognized gains of $137,000 from the sale of such loans.

All of our one- to four-family mortgages include “due on sale” clauses, which are provisions giving us the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

Property appraisals on real estate securing our single-family residential loans are made by state certified and licensed independent appraisers approved by our Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. At our discretion, we obtain either title insurance policies or attorneys’ certificates of title on all first mortgage real estate loans originated. We also require fire and casualty insurance on all properties securing our one- to four-family loans. We also require the borrower to obtain flood insurance where appropriate. In some instances, we charge a fee equal to a percentage of the loan amount commonly referred to as points.

Construction Loans. We offer loans to finance the construction of various types of commercial and residential property. We originated $15.6 million of such loans during the year ended December 31, 2008. Construction loans to builders generally are offered with terms of up to eighteen months and interest rates are tied to the prime rate plus a margin. These loans generally are offered as adjustable rate loans. We will originate residential construction loans for individual borrowers and builders, provided all necessary plans and permits are in order. Construction loan funds are disbursed as the project progresses. At December 31, 2008, our largest construction loan was $5.0 million, of which $3.0 million was disbursed. This construction loan has been made for the construction of residential properties. At December 31, 2008, this loan was performing in accordance with its terms.

Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. Additionally, if the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.

Home Equity Loans and Home Equity Lines of Credit. We offer home equity loans and lines of credit that are secured by the borrower’s primary residence. Our home equity loans can be structured as loans that are disbursed in full at closing or as lines of credit. Home equity loans and lines of credit are offered with terms up to 15 years. Virtually all of our home equity loans are originated with fixed rates of interest and home equity lines of credit are originated with adjustable interest rates tied to the prime rate. Home equity loans and lines of credit are underwritten under the same criteria that we use to underwrite one-to four-family loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of 80% when combined with the principal balance of the existing mortgage loan. At the time we close a home equity loan or line of credit, we file a mortgage to perfect our security interest in the underlying collateral. At December 31, 2008, the outstanding balances of home equity loans and lines of credit totaled $38.1 million, or 9.22% of our loan portfolio.

Commercial Business Loans. Our commercial business loans are underwritten on the basis of the borrower’s ability to service such debt from income. Our underwriting standards for commercial business loans include a review of the applicant’s tax returns, financial statements, credit history and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan based on cash flow generated by the applicant’s business. Commercial business loans are generally made to small and mid-sized companies located within the State of New Jersey. In most cases, we require collateral of equipment, accounts receivable, inventory, chattel or other assets before making a commercial business loan. Our largest commercial business loan at December 31, 2008 had a principal balance of $2.7 million and was secured by marketable equity securities. We have also received personal guarantees from the borrower, principals of the borrower and a director of BCB Bancorp, Inc. As of December 31, 2008, this loan was performing according to its terms. The Bank continues to monitor the value of the underlying collateral of this loan on a regular basis.

Commercial business loans generally have higher rates and shorter terms than one- to four-family residential loans, but they may also involve higher average balances and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.

Consumer Loans. We make various types of secured and unsecured consumer loans and loans that are collateralized by new and used automobiles. Consumer loans generally have terms of three years to ten years.

Consumer loans are advantageous to us because of their interest rate sensitivity, but they also involve more credit risk than residential mortgage loans because of the higher potential for default, the nature of the collateral and the difficulty in disposing of the collateral.

The following table shows our loan origination, purchase, sale and repayment activities for the periods indicated.

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(In Thousands)
Beginning of period	$369,349	$322,438	$288,145	$249,315	$191,138

Originations by Type:
Real estate mortgage:
One- to four-family residential	9,683	6,454	9,203	4,299	4,103
Construction	15,591	48,415	34,889	35,765	19,326
Home equity	9,699	14,512	15,821	13,998	14,212
Commercial and multi-family	63,601	55,892	51,542	70,471	64,219
Commercial business	11,624	16,987	7,946	8,968	8,628
Consumer	492	215	222	203	284

Total loans originated	110,690	142,475	119,623	133,704	110,772

Purchases:
Real estate mortgage:
One- to four-family residential	—	—	—	—	—
Construction	113	3,726	4,870	3,645	4,289
Home equity	—	—	—	—	—
Commercial and multi-family	—	5,267	1,737	—	8,450
Commercial business	—	600	400	1,000	—
Consumer	—	—	—	—	—

Total loans purchased	113	9,593	7,007	4,645	12,739

Sales:
Real estate mortgage:
One- to four-family residential	—	—	—	—	—
Construction	2,523	5,040	2,044	1,273	959
Home equity	—	—	—	—	—
Commercial and multi-family	—	1,275	3,388	—	788
Commercial business	—	—	—	—	1,128
Consumer	—	—	—	—	—

Total loans sold	2,523	6,315	5,432	1,273	2,875

Principal repayments	63,651	97,396	86,905	98,246	62,459
Transfer of loans to real estate owned	1,194	1,446	—	—	—

Total reductions	64,845	98,842	92,337	99,519	65,334

Net increase	43,435	46,911	34,293	38,830	58,177

Ending balance	$412,784	$369,349	$322,438	$288,145	$249,315

Loan Approval Authority and Underwriting. We establish various lending limits for executive management and also maintain a loan committee. The loan committee is comprised of the Chairman of the Board, the President, the Senior Lending Officer and five non-employee members of the Board of Directors. The President or the Senior Lending Officer, together with one other loan officer, have authority to approve applications for real estate loans up to $500,000, other secured loans up to $500,000 and unsecured loans up to $25,000. The loan committee considers all applications in excess of the above lending limits and the entire board of directors ratifies all such loans.

Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal is required for the underwriting of all one- to four-family loans. We may rely on an estimate of value of real estate performed by our Senior Lending Officer for home equity loans or lines of credit of up to $250,000. Appraisals are processed by state certified independent appraisers approved by the Board of Directors.

An attorney’s certificate of title is required on all newly originated real estate mortgage loans. In connection with refinancing and home equity loans or lines of credit in amounts up to $250,000, we will obtain a record owner’s search in lieu of an attorney’s certificate of title. Borrowers also must obtain fire and casualty insurance. Flood insurance is also required on loans secured by property that is located in a flood zone.

Loan Commitments. Written commitments are given to prospective borrowers on all approved real estate loans. Generally, we honor commitments for up to 60 days from the date of issuance. At December 31, 2008, our outstanding loan origination commitments totaled $5.7 million, outstanding construction loans in progress totaled $25.7 million and undisbursed lines of credit totaled $14.8 million.

Loan Delinquencies. We send a notice of nonpayment to borrowers when their loan becomes 15 days past due. If such payment is not received by month end, an additional notice of nonpayment is sent to the borrower. After 60 days, if payment is still delinquent, a notice of right to cure default is sent to the borrower giving 30 additional days to bring the loan current before foreclosure is commenced. If the loan continues in a delinquent status for 90 days past due and no repayment plan is in effect, foreclosure proceedings will be initiated. In an effort to more closely monitor the performance of our loan portfolio and asset quality, the Bank has created various concentration of credit reports, specifically as it relates to our construction and commercial real estate portfolios. These reports stress test declining values in the aforementioned portfolios up to and including a 25% value deprecation to the original appraised value to ascertain our potential exposure.

Loans are reviewed and are placed on a non-accrual status and the accrual of interest is discontinued when the loan becomes more than 90 days delinquent or when, in our opinion, the collection of additional interest is doubtful. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectability of the loan. At December 31, 2008, we had $3.7 million in non-accruing loans. Our largest exposure of non-performing loans at that date consisted of three loans, with one specific borrower with a total principal balance of $2.0 million, collateralized by several parcels of real estate whose total appraised value was approximately $3.2 million as of that date. Another loan relationship consisting of three loans with one specific borrower and a total balance of $1.1 million is also in non-accrual status. This borrower is in foreclosure and there is the prospect, upon conveyance and disposition of the properties, that the Bank may incur a loss as the value of the properties secured as collateral for these loans have depreciated in value.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. We have determined that first mortgage loans on one- to four-family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. Additionally, we have determined that an insignificant delay (less than 90 days) will not cause a loan to be classified as impaired and a loan is not impaired during a period of delay in payment, if we expect to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. We independently evaluate all loans identified as impaired. We estimate credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is derived from the sale or operation of such collateral. Impaired loans, or portions of such loans, are charged off when we determine that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income. At December 31, 2008, we had nine loans totaling $3.7 million which are classified as impaired and on which loan loss allowances totaling $881,000 have been established. During 2008, interest income of $138,000 was recognized on impaired loans.

The following table sets forth delinquencies in our loan portfolio as of the dates indicated:

	At December 31, 2008				At December 31, 2007
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Real estate mortgage:
One- to four-family residential	3	$1,507	4	$1,213	—	$—	1	$319
Construction	1	360	—	—	—	—	1	1,247
Home equity	—	—	—	—	—	—	1	149
Commercial and multi-family	2	265	5	2,515	2	1,770	5	2,558

Total	6	2,132	9	3,728	2	1,770	8	4,273
Commercial business	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—

Total delinquent loans	6	$2,132	9	$3,728	2	$1,770	8	$4,273

Delinquent loans to total loans		0.51%		0.90%		0.48%		1.16%

	At December 31, 2006				At December 31, 2005
	60-89 Days		90 Days or More		60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Real estate mortgage:
One- to four-family residential	—	$—	—	$—	—	$—	1	$79
Construction	1	1,356	—	—	—	—	—	—
Home equity	—	—	—	—	—	—	—	—
Commercial and multi-family	—	—	1	307	—	—	4	803

Total	1	1,356	1	307	—	—	5	882
Commercial business	—	—	—	—	—	—	1	150
Consumer	1	2	1	16	—	—	—	—

Total delinquent loans	2	$1,358	2	$323	—	$—	6	$1,032

Delinquent loans to total loans		0.42%		0.10%		—%		0.36%

	At December 31, 2004
	60-89 Days		90 Days or More
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in Thousands)
Real estate mortgage:
One- to four-family residential	—	$—	1	$173
Construction	—	—	—	—
Home equity	1	29	—	—
Commercial and multi-family	—	—	1	313

Total	1	29	2	486
Commercial business	1	123	3	515
Consumer	—	—	1	3

Total delinquent loans	2	$152	6	$1,004

Delinquent loans to total loans		0.06%		0.40%

The table below sets forth the amounts and categories of non-performing assets in the Bank’s loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful. For all years presented, BCB Community Bank has had no troubled debt restructurings (which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates). Foreclosed assets include assets acquired in settlement of loans.

	At December 31,
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
Non-accruing loans:
One- to four-family residential	$1,213	$319	$—	$—	$173
Construction	—	1,247	—	—	—
Home equity	—	149	—	—	—
Commercial and multi-family	2,515	2,039	307	637	313
Commercial business	—	—	—	150	67
Consumer	—	—	16	—	—

Total	3,728	3,754	323	787	553

Accruing loans delinquent more than 90 days:
One- to four-family residential	—	—	—	—	—
Construction	—	—	—	—	—
Home equity	—	—	—	—	—
Commercial and multi-family	—	519	—	166	—
Commercial business	—	—	—	—	448
Consumer	—	—	—	79	3

Total	—	519	—	245	451

Total non-performing loans	3,728	4,273	323	1,032	1,004
Foreclosed assets	1,435	287	—	—	6

Total non-performing assets	$5,163	$4,560	$323	$1,032	$1,010

Total non-performing assets as a percentage of total assets	0.89%	0.81%	0.06%	0.22%	0.27%

Total non-performing loans as a percentage of total loans	0.90%	1.16%	0.10%	0.36%	0.40%

For the year ended December 31, 2008, gross interest income which would have been recorded had our non-accruing loans been current in accordance with their original terms amounted to $289,000. We received and recorded $138,000 in interest income for such loans for the year ended December 31, 2008.

Classified Assets. Our policies provide for a classification system for problem assets. Under this classification system, problem assets are classified as “substandard,” “doubtful,” “loss” or “special mention.” An asset is considered substandard if it is inadequately protected by its current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that “some loss” will be sustained if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weakness present makes “collection or liquidation in full” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted, and the loan is charged-off. Assets may be designated special mention because of potential weaknesses that do not currently warrant classification in one of the aforementioned categories.

When we classify problem assets, we may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining our regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. At December 31, 2008, we had $12,000 in assets classified as doubtful, $3.4 million in assets classified as substandard, all of which were also classified as impaired and $3.0 million in assets classified as special mention, of which $341,000 was classified as impaired. The loans classified as substandard represent primarily commercial loans secured either by residential real estate, commercial real estate or heavy equipment.

Allowances for Loan Losses. A provision for loan losses is charged to operations based on management’s evaluation of the losses that may be incurred in our loan portfolio. The evaluation, including a review of all loans on which full collectability of interest and principal may not be reasonably assured, considers: (1) the risk characteristics of the loan portfolio; (2) current economic conditions; (3) actual losses previously experienced; (4) the level of loan growth; and (5) the existing level of reserves for loan losses that are possible and estimable.

We monitor our allowance for loan losses and make additions to the allowance as economic conditions dictate. Although we maintain our allowance for loan losses at a level that we consider adequate for the inherent risk of loss in our loan portfolio, future losses could exceed estimated amounts and additional provisions for loan losses could be required. In addition, our determination of the amount of the allowance for loan losses is subject to review by the New Jersey Department of Banking and Insurance and the FDIC, as part of their examination process. After a review of the information available, our regulators might require the establishment of an additional allowance. Any increase in the loan loss allowance required by regulators would have a negative impact on our earnings.

The following table sets forth an analysis of the Bank's allowance for loan losses.

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in Thousands)
Balance at beginning of period	$4,065	$3,733	$3,090	$2,506	$2,113

Charge-offs:
One- to four-family residential	—	—	—	—	—
Construction	90	270	—	—	—
Home equity	—	—	—	—	—
Commercial and multi-family	—	—	—	—	—
Commercial business	3	—	66	522	332
Consumer	8	15	1	24	—

Total charge-offs	101	285	67	546	332

Recoveries	40	17	85	12	35
Net charge-offs (recoveries)	61	268	(18)	534	297
Provisions charged to operations	1,300	600	625	1,118	690

Ending balance	$5,304	$4,065	$3,733	$3,090	$2,506

Ratio of non-performing assets to total assets at the end of period	0.89%	0.81%	0.06%	0.22%	0.27%

Allowance for loan losses as a percent of total loans outstanding	1.28%	1.10%	1.16%	1.07%	1.01%

Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.02%	0.09%	(0.01)%	0.19%	0.13%

Ratio of net charge-offs (recoveries) during the period to non-performing loans	1.64%	6.27%	(5.57)%	51.74%	29.58%

Allocation of the Allowance for Loan Losses. The following table illustrates the allocation of the allowance for loan losses for each category of loan. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2008		2007		2006		2005		2004
	Amount	Percent of Loans in each Category in Total Loans	Amount	Percent of Loans in each Category in Total Loans	Amount	Percent of Loans in each Category in Total Loans	Amount	Percent of Loans in each Category in Total Loans	Amount	Percent of Loans in each Category in Total Loans
	(Dollars in Thousands)
Type of loan:
One- to four-family	$688	17.94%	$221	14.96%	$69	13.64%	$76	12.11%	$78	13.98%
Construction	941	15.14	885	13.53	1,068	12.06	329	9.98	217	7.70
Home equity	167	9.22	172	9.58	126	10.02	91	8.43	82	8.27
Commercial and multi-family	3,175	54.07	2,476	56.35	2,285	59.60	2,180	64.26	1,669	63.68
Commercial business	216	3.42	262	5.38	168	4.56	401	5.06	444	6.07
Consumer	117	0.21	49	0.20	17	0.12	13	0.16	16	0.30

Total	$5,304	100.00%	$4,065	100.00%	$3,733	100.00%	$3,090	100.00%	$2,506	100.00%

Investment Activities

Investment Securities. We are required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The level of liquid assets varies depending upon several factors, including: (i) the yields on investment alternatives, (ii) our judgment as to the attractiveness of the yields then available in relation to other opportunities, (iii) expectation of future yield levels, and (iv) our projections as to the short-term demand for funds to be used in loan origination and other activities. Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management’s intentions and abilities, as securities held-to-maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held-to-maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt and equity securities are classified as available for sale to serve principally as a source of liquidity. During 2008, the Bank recorded an other than temporary impairment (OTTI) charge of $2.9 million on a $3.0 million investment in Federal National Mortgage Association (FNMA) preferred stock. This OTTI charge resulted from a significant decline in the market value of these securities following the announcement by the Federal Housing Finance Agency (FHFA) that FNMA would be placed in conservatorship. Additionally, the FHFA eliminated the payment of dividends on common and preferred stock and assumed the powers of the Board and management of FNMA. Based on these factors, the Company evaluated the impairment as other than temporary.

Current regulatory and accounting guidelines regarding investment securities require us to categorize securities as held-to-maturity, available for sale or trading. As of December 31, 2008, we had $141.3 million of securities classified as held-to-maturity, $888,000 in securities classified as available for sale, and no securities classified as trading. Securities classified as available for sale are reported for financial reporting purposes at the fair value with net changes in the fair value from period to period included as a separate component of stockholders’ equity, net of income taxes. At December 31, 2008, our securities classified as held-to-maturity had a fair value of $141.1 million. Changes in the fair value of securities classified as held-to-maturity do not affect our income. Management has the intent and we have the ability to hold securities classified as held-to-maturity. During the year ended December 31, 2008, we had no securities sales.

At December 31, 2008, our investment policy allowed investments in instruments such as: (i) U.S. Treasury obligations; (ii) U.S. federal agency or federally sponsored agency obligations; (iii) mortgage-backed securities; and (iv) certificates of deposit. The Board of Directors may authorize additional investments. At December 31, 2008, our U.S. Government agency securities totaled $98.6 million, all of which were classified as held-to-maturity and which primarily consisted of callable securities issued by government sponsored enterprises.

As a source of liquidity and to supplement our lending activities, we have invested in residential mortgage-backed securities. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally government-sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors, like us. The government-sponsored enterprises guarantee the payment of principal and interest to investors and include Freddie Mac, Ginnie Mae, and Fannie Mae.

Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgage loans that have interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Securities Portfolio. The following table sets forth the carrying value of our securities portfolio and Federal funds at the dates indicated.

	At December 31,
	2008	2007	2006
	(In Thousands)
Securities available for sale:
Equity securities	$888	$2,056	$—

Securities held to maturity:
U.S. Government and Agency securities	98,607	130,156	122,594
Mortgage-backed securities	42,673	34,861	26,078

Total securities held to maturity	141,280	165,017	148,672
Money market funds	—	3,500	17,500
FHLB stock	5,736	5,560	3,724

Total investment securities	$147,904	$176,133	$169,896

The following table shows our securities held-to-maturity purchase, sale and repayment activities for the periods indicated.

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Purchases:
Fixed-rate	$60,606	$37,338	$37,500

Total purchases	$60,606	$37,338	$37,500

Sales:
Fixed-rate	$—	$—	$—

Total sales	$—	$—	$—

Principal Repayments:
Repayment of principal	$84,400	$21,010	$28,845

Increase in other items, net	(58)	17	15

Net increases	$(23,850)	$16,345	$8,670

Maturities of Securities Portfolio. The following table sets forth information regarding the scheduled maturities, carrying values, estimated market values, and weighted average yields for the Bank’s debt securities at December 31, 2008 by contractual maturity. The following table does not take into consideration the effects of scheduled repayments or the effects of possible prepayments.

	As of December 31, 2008
	Within one year		More than One to five years		More than five to ten years		More than ten years		Total debt investment securities
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Fair Value	Carrying Value	Average Yield
	(Dollars in Thousands)
U.S. government agency securities	$—	—%	$6,315	4.68%	$6,000	5.31%	$86,292	6.01%	$99,187	$98,607	5.89%
Mortgage-backed securities	—	—	88	6.00	2,336	5.25	40,249	5.26	41,393	42,673	5.26

Total debt investment securities	$—	—%	$6,403	4.70%	$8,336	5.29%	$126,541	5.77%	$140,580	$141,280	5.70%

Sources of Funds

Our major external source of funds for lending and other investment purposes are deposits. Funds are also derived from the receipt of payments on loans, prepayment of loans, maturities of investment securities and mortgage-backed securities and borrowings. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. Consumer and commercial deposits are attracted principally from within our primary market area through the offering of a selection of deposit instruments including demand, NOW, savings and club accounts, money market accounts, and term certificate accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate.

The interest rates paid by us on deposits are set at the direction of our senior management. Interest rates are determined based on our liquidity requirements, interest rates paid by our competitors, our growth goals, and applicable regulatory restrictions and requirements. At December 31, 2008, we had no brokered deposits.

Deposit Accounts. The following table sets forth the dollar amount of deposits in the various types of deposit programs we offered as of the dates indicated.

	December 31,
	2008		2007		2006
	Weighted Average Rate(1)	Amount	Weighted Average Rate(1)	Amount	Weighted Average Rate(1)	Amount
	(Dollars in Thousands)
Demand	—%	$30,561	—%	$35,897	—%	$35,275
NOW	1.25	25,843	1.40	20,260	1.41	21,007
Money market	2.79	19,539	4.14	27,697	3.70	8,022
Savings and club accounts	1.36	99,586	1.71	100,441	1.91	117,617
Certificates of deposit	4.13	234,974	4.82	214,524	4.28	200,826

Total	2.84%	$410,503	3.30%	$398,819	2.99%	$382,747

(1)	Represents the average rate paid during the year.

The following table sets forth our deposit flows during the periods indicated.

	Years Ended December 31,
	2008	2007	2006
	(Dollars in Thousands)
Beginning of period	$398,819	$382,747	$362,851

Net deposits	107	3,135	9,241
Interest credited on deposit accounts	11,577	12,937	10,655

Total increase in deposit accounts	11,684	16,072	19,896

Ending balance	$410,503	$398,819	$382,747

Percent increase	2.93%	4.20%	5.48%

Jumbo Certificates of Deposit. As of December 31, 2008, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $118.4 million. The following table indicates the amount of our certificates of deposit of $100,000 or more by time remaining until maturity.

At December 31, 2008
(In Thousands)
Maturity Period
Within three months	$40,931
Three through twelve months	50,533
Over twelve months	26,903

Total	$118,367

The following table presents, by rate category, our certificate of deposit accounts as of the dates indicated.

	At December 31,
	2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Certificate of deposit rates:
1.00% - 1.99%	$245	0.10%	$929	0.43%	$1,539	0.76%
2.00% - 2.99%	42,847	18.23	698	0.33	1,511	0.75
3.00% - 3.99%	107,017	45.54	41,048	19.14	27,595	13.74
4.00% - 4.99%	74,084	31.53	64,688	30.15	89,740	44.69
5.00% - 5.99%	10,781	4.60	107,161	49.95	80,441	40.06

Total	$234,974	100.00%	$214,524	100.00%	$200,826	100.00%

The following table presents, by rate category, the remaining period to maturity of certificate of deposit accounts outstanding as of December 31, 2008.

	Maturity Date
	1 Year or Less	Over 1 to 2 Years	Over 2 to 3 Years	Over 3 Years	Total
	(In Thousands)
Interest rate:
1.00% - 1.99%	$245	$—	$—	$—	$245
2.00% - 2.99%	42,555	242	—	50	42,847
3.00% - 3.99%	93,747	1,766	3,387	8,117	107,017
4.00% - 4.99%	42,650	27,394	3,922	118	74,084
5.00% - 5.99%	8,915	1,779	87	—	10,781

Total	$188,112	$31,181	$7,396	$8,285	$234,974

Borrowings. Our advances from the FHLB of New York are secured by a pledge of our stock in the FHLB of New York and investment securities. Each FHLB credit program has its own interest rate, which may be fixed or adjustable, and range of maturities. If the need arises, we may also access the Federal Reserve Bank discount window to supplement our supply of funds that we can loan and to meet deposit withdrawal requirements. During the year ended December 31, 2008 we utilized short term borrowings in the form of an overnight line of credit with the FHLB of New York and during the year ended December 31, 2007, we had no short-term borrowings. Our maximum short-term borrowings outstanding during 2008 was $24.0 million. At December 31, 2008, we had the ability to borrow approximately $113.1 million under our credit facilities with the FHLB of New York.

The following table sets forth information concerning balances and interest rates on our short-term borrowings at the dates and for the periods indicated.

	At or For the Years Ended December 31,
	2008	2007	2006
	(Dollars in Thousands)
Balance at end of period	$2,000	$—	$—
Average balance during period	$4,796	$—	$705
Maximum outstanding at any month end	$20,500	$—	$1,000
Weighted average interest rate at end of period	0.44%	—	—
Average interest rate during period	1.23%	—	4.93%

Employees

At December 31, 2008, we had 66 full-time and 27 part-time employees. None of our employees is represented by a collective bargaining group. We believe that our relationship with our employees is good.

Subsidiaries

We have one non-bank subsidiary. BCB Holding Company Investment Corp. was established in 2004 for the purpose of holding and investing in securities. Only securities authorized to be purchased by BCB Community Bank are held by BCB Holding Company Investment Corp. At December 31, 2008, this company held $130.3 million in securities.

Supervision and Regulation

Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank.

Bank Holding Company Regulation. As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, the Company is subject to the regulation and supervision applicable to bank holding companies by the Board of Governors of the Federal Reserve System. The Company is required to file with the Federal Reserve annual reports and other information regarding its business operations and those of its subsidiaries.

The Bank Holding Company Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire all or substantially all of the assets of any other bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it owns a majority of such company’s voting shares) or (iii) merge or consolidate with any other bank holding company. The Federal Reserve will not approve any acquisition, merger, or consolidation that would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction is clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial resources and future prospects of the companies and the banks concerned, together with the convenience and needs of the community to be served, when reviewing acquisitions or mergers.

The Bank Holding Company Act generally prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries, unless such non-banking business is determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

The Bank Holding Company Act has been amended to permit bank holding companies and banks, which meet certain capital, management and Community Reinvestment Act standards, to engage in a broader range of non-banking activities. In addition, bank holding companies which elect to become financial holding companies may engage in certain banking and non-banking activities without prior Federal Reserve approval. At this time, the Company has elected not to become a financial holding company, as it does not engage in any activities not permissible for banks.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution is in danger of default. Under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Capital Adequacy Guidelines for Bank Holding Companies. The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The Company is subject to regulatory capital requirements and guidelines imposed by the Federal Reserve, which are substantially similar to those imposed by the FDIC on depository institutions within their jurisdictions. At December 31, 2008, BCB Bancorp, Inc., was considered to be a well capitalized Bank Holding Company.

The Federal Reserve may set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

From time to time, the Federal Reserve Board and the other federal bank regulatory agencies propose changes to, and issue interpretations of, risk-based capital guidelines and related reporting instructions. Such changes or interpretations could, if implemented in the future, affect the Company’s capital ratios and risk-adjusted assets.

Bank Regulation. As a New Jersey-chartered commercial bank, the Bank is subject to the regulation, supervision, and examination of the New Jersey Department of Banking and Insurance. As an FDIC-insured institution, we are subject to the regulation, supervision and examination of the FDIC, an agency of the federal government. The regulations of the FDIC and the New Jersey Department of Banking and Insurance impact virtually all of our activities, including the minimum level of capital we must maintain, our ability to pay dividends, our ability to expand through new branches or acquisitions and various other matters.

Insurance of Deposit Accounts. Our deposit accounts are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $250,000 per separately insured depositor, pursuant to the Federal Deposit Insurance Corporation’s recently announced increase in deposit insurance available which will remain effective until December 31, 2009. Congress has recently proposed legislation to make this increased deposit insurance limit permanent. Our deposits are subject to Federal Deposit Insurance Corporation deposit insurance assessments. The Federal Deposit Insurance Corporation has adopted a risk-based system for determining deposit insurance assessments.

On December 22, 2008, the FDIC published a final rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) effective for the first quarter of 2009. On February 27, 2009, the FDIC also issued a final rule that revises the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009. Under the new rule, the FDIC will first establish an institution’s initial base assessment rate. This initial base assessment rate will range, depending on the risk category of the institution, from 12 to 45 basis points. The FDIC will then adjust the initial base assessment (higher or lower) to obtain the total base assessment rate. The adjustments to the initial base assessment rate will be based upon an institution’s levels of unsecured debt, secured liabilities, and brokered deposits. The total base assessment rate will range from 7 to 77.5 basis points of the institution’s deposits. Additionally, the FDIC issued an interim rule that would impose a special 20 basis points assessment on June 30, 2009, which would be collected on September 30, 2009. However, the FDIC has indicated a willingness to decrease the special assessment under certain circumstances concerning the overall financial health of the insurance fund. Special assessments of 10 and 20 basis points would result in additional expense of approximately $450,000 to $900,000, respectively. The interim rule also allows for additional special assessments.

Insurance of deposits may be terminated by the FDIC upon finding that an institution has engaged in unsafe or unsound practices, is in an unsafe condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended September 30, 2008, the annualized FICO assessment was equal to 1.12 basis points for each $100 in domestic deposits maintained at an institution.

On October 14, 2008, the FDIC announced a new program - the Temporary Liquidity Guarantee Program (“TLGP”). This program has two components. One guarantees newly issued senior unsecured debt of the participating organizations, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. The FDIC will pay the unpaid principal and interest on an FDIC-guaranteed debt instrument upon the uncured failure of the participating entity to make a timely payment of principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until June 30, 2012. On February 27, 2009, the FDIC issued an interim rule allowing participants to apply to have the FDIC guarantee newly issued senior unsecured debt that mandatorily converts into common shares on a specified date that is on or before June 30, 2012. In return for the FDIC’s guarantee, participating institutions will pay the FDIC a fee based on the amount and maturity of the debt. The Company has opted not to participate in this component of the TLGP. The other component of the program provides full FDIC insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until December 31, 2009. An annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000 will be assessed on a quarterly basis to insured depository institutions participating in this component of the TLGP. The Company has chosen to participate in this component of the TLGP. The additional expense related to this coverage is not expected to be significant for the Bank.

Capital Adequacy Guidelines. The FDIC has promulgated risk-based capital rules, which are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these rules, assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. These rules are substantially similar to the Federal Reserve rules discussed above.

In addition to the risk-based capital rules, the FDIC has adopted a minimum Tier 1 capital (leverage) ratio. This measurement is substantially similar to the Federal Reserve leverage capital measurement discussed above. At December 31, 2008, the Bank’s ratio of total capital to risk-weighted assets was 14.63%. Our Tier 1 capital to risk-weighted assets was 13.38%, and our Tier 1 capital to average assets was 9.22%.

Dividends. The Bank may pay dividends as declared from time to time by the Board of Directors out of funds legally available, subject to certain restrictions. Under the New Jersey Banking Act of 1948, as amended, the Bank may not pay a cash dividend unless, following the payment, the Bank’s capital stock will be unimpaired and the Bank will have a surplus of no less than 50% of the Bank capital stock or, if not, the payment of the dividend will not reduce the surplus. In addition, the Bank cannot pay dividends in amounts that would reduce the Bank’s capital below regulatory imposed minimums.

The USA PATRIOT Act

In response to the terrorist events of September 11, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, was signed into law on October 26, 2001. The USA PATRIOT Act gave the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. For years, financial institutions such as the Bank have been subject to federal anti-money laundering obligations. As such, the Bank does not believe the USA PATRIOT Act will have a material impact on its operations.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), contains a broad range of legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board that will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, Sarbanes-Oxley places certain restrictions on the scope of services that may be provided by accounting firms to their public company audit clients. Any non-audit services being provided to a public company audit client will require preapproval by the company’s audit committee. In addition, Sarbanes-Oxley makes certain changes to the requirements for audit partner rotation after a period of time. Sarbanes-Oxley requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission, subject to civil and criminal penalties if they knowingly or willingly violate this certification requirement. The Company’s Chief Executive Officer and Principal Accounting Officer have signed certifications to this Form 10-K as required by Sarbanes-Oxley. In addition, under Sarbanes-Oxley, counsel will be required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the board of directors or the board itself.

Under Sarbanes-Oxley, longer prison terms will apply to corporate executives who violate federal securities laws; the period during which certain types of suits can be brought against a company or its officers is extended; and bonuses issued to top executives prior to restatement of a company’s financial statements are now subject to disgorgement if such restatement was due to corporate misconduct. Executives are also prohibited from trading the company’s securities during retirement plan “blackout” periods, and loans to company executives (other than loans by financial institutions permitted by federal rules and regulations) are restricted. In addition, a provision directs that civil penalties levied by the Securities and Exchange Commission as a result of any judicial or administrative action under Sarbanes-Oxley be deposited to a fund for the benefit of harmed investors. The Federal Accounts for Investor Restitution provision also requires the Securities and Exchange Commission to develop methods of improving collection rates. The legislation accelerates the time frame for disclosures by public companies, as they must immediately disclose any material changes in their financial condition or operations. Directors and executive officers must also provide information for most changes in ownership in a company’s securities within two business days of the change.

Sarbanes-Oxley also increases the oversight of, and codifies certain requirements relating to, audit committees of public companies and how they interact with the company’s “registered public accounting firm.” Audit Committee members must be independent and are absolutely barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a “financial expert” (as such term is defined by the Securities and Exchange Commission) and if not, why not. Under Sarbanes-Oxley, a company’s registered public accounting firm is prohibited from performing statutorily mandated audit services for a company if such company’s chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions had been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. Sarbanes-Oxley also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent accountant engaged in the audit of the company’s financial statements for the purpose of rendering the financial statements materially misleading. Sarbanes-Oxley also requires the Securities and Exchange Commission to prescribe rules requiring inclusion of any internal control report and assessment by management in the annual report to shareholders. Sarbanes-Oxley requires the company’s registered public accounting firm that issues the audit report to attest to and report on management’s assessment of the company’s internal controls.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to conduct a comprehensive review and assessment of the adequacy of our existing financial systems and controls. For the year ending December 31, 2009, we expect that our auditors will have to audit our internal control over financial reporting.

AVAILABILITY OF ANNUAL REPORT

Our Annual Report is available on our website, www.bcbbancorp.com. We will also provide our Annual Report on Form 10-K free of charge to shareholders who write to the Corporate Secretary at 104-110 Avenue C, Bayonne, New Jersey 07002.

ITEM 1A.	RISK FACTORS

Our loan portfolio consists of a high percentage of loans secured by commercial real estate and multi-family real estate. These loans are riskier than loans secured by one- to four-family properties.

At December 31, 2008, $223.2 million, or 54.1% of our loan portfolio consisted of commercial and multi-family real estate loans. We intend to continue to emphasize the origination of these types of loans. These loans generally expose a lender to greater risk of nonpayment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrower’s business. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

We may not be able to successfully maintain and manage our growth.

Since December 31, 2004, our assets have grown at a compound annual growth rate of 11.2%, our loan balances have grown at a compound annual growth rate of 13.4% and our deposits have grown at a compound annual growth rate of 5.0%. Our ability to continue to grow depends, in part, upon our ability to expand our market presence, successfully attract core deposits, and identify attractive commercial lending opportunities.

We cannot be certain as to our ability to manage increased levels of assets and liabilities. We may be required to make additional investments in equipment and personnel to manage higher asset levels and loans balances, which may adversely impact our efficiency ratio, earnings and shareholder returns.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. We may experience significant credit losses, which could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions prove to be incorrect, our allowance for loan losses may not cover losses in our loan portfolio at the date of the financial statements. Material additions to our allowance would materially decrease our net income. At December 31, 2008, our allowance for loan losses totaled $5.3 million, representing 1.28% of total loans.

While we have only been operating for seven years, we have experienced significant growth in our loan portfolio, particularly our loans secured by commercial real estate. Although we believe we have underwriting standards to manage normal lending risks, and although we had $5.2 million, or 0.89% of total assets consisting of non-performing assets at December 31, 2008, it is difficult to assess the future performance of our loan portfolio due to the relatively recent origination of many of these loans. We can give you no assurance that our non-performing loans will not increase or that our non-performing or delinquent loans will not adversely affect our future performance.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

We depend primarily on net interest income for our earnings rather than fee income.

Net interest income is the most significant component of our operating income. We do not rely on traditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. For the years ended December 31, 2008 and 2007, our net interest income was $20.0 million and $17.2 million, respectively. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we do not have significant sources of fee income to make up for decreases in net interest income.

If Our Investment in the Federal Home Loan Bank of New York is Classified as Other-Than-Temporarily Impaired or as Permanently Impaired, Our Earnings and Stockholders’ Equity Could Decrease.

We own common stock of the Federal Home Loan Bank of New York (FHLB-NY). We hold the FHLB-NY common stock to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the FHLB-NY’s advance program. The aggregate cost and fair value of our FHLB-NY common stock as of December 31, 2008 was $5.7 million based on its par value. There is no market for our FHLB-NY common stock.

Recent published reports indicate that certain member banks of the Federal Home Loan Bank System may be subject to accounting rules and asset quality risks that could result in materially lower regulatory capital levels. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the FHLB-NY, could be substantially diminished or reduced to zero. Consequently, we believe that there is a risk that our investment in FHLB-NY common stock could be deemed other-than-temporarily impaired at some time in the future, and if this occurs, it would cause our earnings and stockholders’ equity to decrease by the after-tax amount of the impairment charge.

Fluctuations in interest rates could reduce our profitability.

We realize income primarily from the difference between the interest we earn on loans and investments and the interest we pay on deposits and borrowings. The interest rates on our assets and liabilities respond differently to changes in market interest rates, which means our interest-bearing liabilities may be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates change, this “gap” between the amount of interest-earning assets and interest-bearing liabilities that reprice in response to these interest rate changes may work against us, and our earnings may be negatively affected.

We are unable to predict fluctuations in market interest rates, which are affected by, among other factors, changes in the following:

•	inflation rates;

•	business activity levels;

•	money supply; and

•	domestic and foreign financial markets.

The value of our investment portfolio and the composition of our deposit base are influenced by prevailing market conditions and interest rates. Our asset-liability management strategy, which is designed to mitigate the risk to us from changes in market interest rates, may not prevent changes in interest rates or securities market downturns from reducing deposit outflow or from having a material adverse effect on our results of operations, our financial condition or the value of our investments.

Adverse events in New Jersey, where our business is concentrated, could adversely affect our results and future growth.

Our business, the location of our branches and the real estate collateralizing our real estate loans are concentrated in New Jersey. As a result, we are exposed to geographic risks. The occurrence of an economic downturn in New Jersey, or adverse changes in laws or regulations in New Jersey could impact the credit quality of our assets, the business of our customers and our ability to expand our business.

Our success significantly depends upon the growth in population, income levels, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected. In addition, the economies of the communities in which we operate are substantially dependent on the growth of the economy in the State of New Jersey. To the extent that economic conditions in New Jersey are unfavorable or do not continue to grow as projected, the economy in our market area would be adversely affected. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our market area if they do occur.

In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of December 31, 2008, approximately 96.4% of our total loans were secured by real estate. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio. In addition, substantially all of our loans are to individuals and businesses in New Jersey. Our business customers may not have customer bases that are as diverse as businesses serving regional or national markets. Consequently, any decline in the economy of our market area could have an adverse impact on our revenues and financial condition. In particular, we may experience increased loan delinquencies, which could result in a higher provision for loan losses and increased charge-offs. Any sustained period of increased non-payment, delinquencies, foreclosures or losses caused by adverse market or economic conditions in our market area could adversely affect the value of our assets, revenues, results of operations and financial condition.

We operate in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our results of operations and financial condition.

Like other bank holding companies and financial institutions, we must comply with significant anti-money laundering and anti-terrorism laws. Under these laws, we are required, among other things, to enforce a customer identification program and file currency transaction and suspicious activity reports with the federal government. Government agencies have substantial discretion to impose significant monetary penalties on institutions which fail to comply with these laws or make required reports. Because we operate our business in the highly urbanized greater Newark/New York City metropolitan area, we may be at greater risk of scrutiny by government regulators for compliance with these laws.

Our expenses will increase as a result of increases in FDIC insurance premiums.

The Federal Deposit Insurance Corporation imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and ranges from 5 to 43 basis points of the institution’s deposits. Federal law requires that the designated reserve ratio for the deposit insurance fund be established by the FDIC at 1.15% to 1.50% of estimated insured deposits. If this reserve ratio drops below 1.15% or the FDIC expects that it to do so within six months, the FDIC must, within 90 days, establish and implement a plan to restore the designated reserve ratio to 1.15% of estimated insured deposits within five years (absent extraordinary circumstances).

Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio. As of June 30, 2008, the designated reserve ratio was 1.01% of estimated insured deposits at March 31, 2008. As a result of this reduced reserve ratio, on October 16, 2008, the FDIC published a proposed rule that would restore the reserve ratios to its required level. The proposed rule would raise the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. The proposed rule would also alter the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009 and thereafter.

On December 22, 2008, the FDIC published a final rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) effective for the first quarter of 2009. On February 27, 2009, the FDIC also issued a final rule that revises the way the FDIC calculates federal deposit insurance assessment rates beginning in the second quarter of 2009. Under the new rule, the total base assessment rate will range from 7 to 77.5 basis points of the institution’s deposits, depending on the risk category of the institution and the institution’s levels of unsecured debt, secured liabilities, and brokered deposits. Additionally, the FDIC issued an interim rule that would impose a special 20 basis points assessment on June 30, 2009, which would be collected on September 30, 2009. However, the FDIC has indicated a willingness to decrease the special assessment to 10 basis points under certain circumstances concerning the overall financial health of the insurance fund. Special assessments of 10 and 20 basis points would result in additional expense of approximately $450,000 to $900,000, respectively. The interim rule also allows for additional special assessments.

In addition, the Emergency Economic Stabilization Act of 2008 (EESA) temporarily increased the limit on FDIC insurance coverage for deposits to $250,000 through December 31, 2009, and the FDIC took action to provide coverage for newly-issued senior unsecured debt and non-interest bearing transaction and certain NOW accounts in excess of the $250,000 limit, for which institutions will be assessed additional premiums. These actions will significantly increase our non-interest expense in 2009 and in future years as long as the increased premiums are in place.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None.

ITEM 2.	PROPERTIES

At December 31, 2008, we conducted our business from our executive office located at 104-110 Avenue C, Bayonne, New Jersey, and our three branch offices, which are located in Bayonne and Hoboken. The aggregate book value of our premises and equipment was $5.6 million at December 31, 2008. We own our executive office facility and lease our three branch offices.

ITEM 3.	LEGAL PROCEEDINGS

We are involved, from time to time, as plaintiff or defendant in various legal actions arising in the normal course of its business. At December 31, 2008, we were not involved in any material legal proceedings the outcome of which would have a material adverse affect on our financial condition or results of operations.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of stockholders during the fourth quarter of the year under report.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

BCB Bancorp, Inc.’s common stock trades on the Nasdaq Global Market under the symbol “BCBP.” In order to list common stock on the Nasdaq Global Market, the presence of at least three registered and active market makers is required and BCB Bancorp, Inc. has at least three market makers.

The following table sets forth the high and low closing prices for BCB Bancorp, Inc. common stock for the periods indicated. As of December 31, 2008, there were 4,649,691 shares of BCB Bancorp, Inc. common stock outstanding. At December 31, 2008, BCB Bancorp, Inc. had approximately 1,500 stockholders of record.

Fiscal 2008	High	Low	Cash Dividend Declared
Quarter Ended December 31, 2008	$13.25	$9.98	$0.12
Quarter Ended September 30, 2008	14.87	12.61	0.10
Quarter Ended June 30, 2008	14.86	13.25	0.10
Quarter Ended March 31, 2008	15.67	13.00	0.09

Fiscal 2007	High	Low	Cash Dividend Declared
Quarter Ended December 31, 2007	$16.70	$14.80	$0.09
Quarter Ended September 30, 2007	16.50	15.06	0.08
Quarter Ended June 30, 2007	18.38	16.24	0.08
Quarter Ended March 31, 2007	17.87	16.16	0.07

Please see “Item 1. Business—Bank Regulation—Dividends” for a discussion of restrictions on the ability of the Bank to pay the Company dividends.

Compensation Plans

Set forth below is information as of December 31, 2008 regarding equity compensation plans that have been approved by shareholders. The Company has no equity based benefit plans that were not approved by shareholders.

Plan	Number of securities to be issued upon exercise of outstanding options and rights		Weighted average Exercise price(2)	Number of securities remaining available for issuance under plan
Equity compensation plans approved by shareholders	295,339	(1)	$10.19	-0-
Equity compensation plans not approved by shareholders	—		—	-0-

Total	295,339		$10.19	-0-

(1)	Consists of options to purchase (i) 88,488 shares of common stock under the 2002 Stock Option Plan and (ii) 206,851 shares of common stock under the 2003 Stock Option Plan.
(2)	The weighted average exercise price reflects the exercise prices ranging from $9.34 to $15.65 per share for options granted under the 2003 Stock Option Plan and ranging from $5.29 to $15.65 per share for options under the 2002 Stock Option Plan.

Stock Performance Graph

Set forth hereunder is a stock performance graph comparing (a) the cumulative total return on the common stock for the period beginning with the closing sales price on May 1, 2004 through December 31, 2008, (b) the cumulative total return on all publicly traded commercial bank stocks over such period, and (c) the cumulative total return of Nasdaq Market Index over such period. Cumulative return assumes the reinvestment of dividends, and is expressed in dollars based on an assumed investment of $100.

BCB BANCORP, INC.

Total Return Performance

[THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

	Period Ending
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
BCB Bancorp, Inc.	100.00	108.81	110.80	121.40	114.82	79.08
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank	100.00	112.06	113.59	132.87	103.25	58.91

On November 20, 2007, the Company announced a third stock repurchase plan to repurchase 5% or 234,002 shares of the Company’s common stock. Set forth below is information regarding purchases of our common stock made by or on behalf of the Company during the fourth quarter of 2008.

Period	Total number of shares purchased	Average price per share paid	Total number of shares purchased as part of a publicly announced program	Number of shares remaining to be purchased under program
October 1-31	—	$—	—	162,186
November 1-30	7,925	10.22	7,925	154,261
December 1-31	17,763	11.50	25,688	136,498

Total	25,688	$11.11	—	—

ITEM 6.	SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data of BCB Bancorp, Inc. at and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. The information is derived in part from, and should be read together with, the audited Consolidated Financial Statements and Notes thereto of BCB Bancorp, Inc. Per share data has been adjusted for all periods to reflect the common stock dividends paid by the Company.

	Selected financial condition data at December 31,
	2008	2007	2006	2005	2004
	(In Thousands)
Total assets	$578,624	$563,477	$510,835	$466,242	$378,289
Cash and cash equivalents	6,761	11,780	25,837	25,147	4,534
Securities, held to maturity	141,280	165,017	148,672	140,002	117,036
Loans receivable	406,826	364,654	318,130	284,451	246,380
Deposits	410,503	398,819	382,747	362,851	337,243
Borrowings	116,124	114,124	74,124	54,124	14,124
Stockholders’ equity	49,715	48,510	51,963	47,847	26,036

	Selected operating data for the year ended December 31,
	2008	2007	2006	2005	2004
	(In thousands, except for per share amounts)
Net interest income	$19,960	$17,173	$17,784	$15,883	$13,755
Provision for loan losses	1,300	600	625	1,118	690
Non-interest income (loss)	(2,054)	1,092	1,260	915	623
Non-interest expense	11,314	10,718	9,632	8,206	7,661
Income tax	1,820	2,509	3,220	2,745	2,408

Net income	$3,472	$4,438	$5,567	$4,729	$3,619

Net income per share:
Basic	$0.75	$0.92	$1.11	$1.25	$0.97

Diluted	$0.74	$0.90	$1.08	$1.20	$0.93

Dividends declared per share	$0.41	$0.32	$0.30	$—	$—

	At or for the Years Ended December 31,
	2008	2007	2006	2005	2004
Selected Financial Ratios and Other Data:
Return on average assets (ratio of net income to average total assets)	0.60%	0.83%	1.13%	1.14%	1.01%
Return on average stockholders’ equity (ratio of net income to average stockholders’ equity)	7.00	8.86	11.12	16.00	15.45
Non-interest income (loss) to average assets	(0.36)	0.20	0.26	0.21	0.17
Non-interest expense to average assets	1.97	1.99	1.96	1.98	2.15
Net interest rate spread during the period	3.09	2.71	3.19	3.69	3.73
Net interest margin (net interest income to average interest earning assets)	3.54	3.26	3.69	3.98	3.96
Ratio of average interest-earning assets to average interest-bearing liabilities	115.05	116.94	118.09	112.33	111.63
Cash dividend payout ratio	54.67	34.78	26.98	—	—
Asset Quality Ratios:
Non-performing loans to total loans at end of period	0.90	1.16	0.10	0.36	0.40
Allowance for loan losses to non-performing loans at end of period	142.27	95.13	1,155.73	299.42	249.60
Allowance for loan losses to total loans at end of period	1.28	1.10	1.16	1.07	1.01
Capital Ratios:
Stockholders’ equity to total assets at end of period	8.59	8.61	10.17	10.26	6.88
Average stockholders’ equity to average total assets	8.61	9.32	10.19	7.14	6.57
Tier 1 capital to average assets	9.22	8.81	10.91	7.75	7.75
Tier 1 capital to risk weighted assets	13.38	13.05	15.36	11.59	11.84

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This discussion, and other written material, and statements management may make, may contain certain forward-looking statements regarding the Company’s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, factors discussed in the Company’s Annual Report on Form 10-K and in other documents filed by the Company with the Securities and Exchange Commission. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identified by the use of the words “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “may,” “will,” “should,” “could,” “predicts,” “forecasts,” “potential,” or “continue” or similar terms or the negative of these terms. The Company’s ability to predict results or the actual effects of its plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in monetary and fiscal policies of the United States Government, including policies of the United States Treasury and Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition, and demand for financial services, loans, deposits and investment products in the Company’s local markets; changes in accounting principles and guidelines; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical and technological factors affecting the Company’s operations, pricing and services.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this discussion. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Critical Accounting Policies

Critical accounting policies are those accounting policies that can have a significant impact on the Company’s financial position and results of operations that require the use of complex and subjective estimates based upon past experiences and management’s judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing the Company’s consolidated financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see Note 2 of “Notes to Consolidated Financial Statements.”

Allowance for Loan Losses

Loans receivable are presented net of an allowance for loan losses. In determining the appropriate level of the allowance, management considers a combination of factors, such as economic and industry trends, real estate market conditions, size and type of loans in portfolio, nature and value of collateral held, borrowers’ financial strength and credit ratings, and prepayment and default history. The calculation of the appropriate allowance for loan losses requires a substantial amount of judgment regarding the impact of the aforementioned factors, as well as other factors, on the ultimate realization of loans receivable.

Other-than-Temporary Impairment of Securities

We evaluate on a quarterly basis whether any securities are other-than-temporarily impaired. In making this determination, we consider the extent and duration of the impairment, the nature and financial health of the issuer and our ability and intent to hold securities for a period sufficient to allow for any anticipated recovery in market value. Other considerations include a review of the credit quality of the issuer and the existence of a guarantee or insurance, if applicable to the security. If a security is determined to be other-than-temporarily impaired, we record an impairment loss as a charge to income for the period in which the impairment loss is determined to exist, resulting in a reduction to our earnings for that period.

Financial Condition

Comparison at December 31, 2008 and at December 31, 2007

Since we commenced operations in 2000 we have sought to grow our assets and deposit base consistent with our capital requirements. We offer competitive loan and deposit products and seek to distinguish ourselves from our competitors through our service and availability. Total assets increased by $15.1 million or 2.7% to $578.6 million at December 31, 2008 from $563.5 million at December 31, 2007 as the Company continued to grow the Bank’s balance sheet with loans funded primarily through growth in the Bank’s deposit base and the utilization of wholesale funding sources, specifically Federal Home Loan Bank advances.

Total cash and cash equivalents decreased by $5.0 million or 42.4% to $6.8 million at December 31, 2008 from $11.8 million at December 31, 2007 reflecting management’s decision, with money market rates at historically low levels, to deploy those liquid assets into loans in an effort to achieve higher returns. Securities held-to-maturity decreased by $23.7 million or 14.4% to $141.3 million at December 31, 2008 from $165.0 million at December 31, 2007. The decrease was primarily attributable to call options exercised on $78.9 million of callable agency securities and $5.5 million of repayments and prepayments in the mortgage backed securities portfolio during the year ended December 31, 2008, partially offset by purchases of $47.3 million of callable agency securities and $13.3 million in the mortgage backed securities.

Loans receivable increased by $42.1 million or 11.5% to $406.8 million at December 31, 2008 from $364.7 million at December 31, 2007. The increase resulted primarily from a $46.4 million increase in real estate mortgages comprising residential, commercial, construction and participation loans with other financial institutions, net of amortization, and a $2.8 million increase in consumer loans, net of amortization, partially offset by a $5.8 million decrease in commercial loans comprising business loans and commercial lines of credit, net of amortization, and a $1.2 million increase in the allowance for loan losses. At December 31, 2008, the allowance for loan losses was $5.3 million or 1.28% of loans receivable. The growth in loans receivable was primarily attributable to competitive pricing in a lower than historically normal interest rate environment.

Deposit liabilities increased by $11.7 million or 2.9% to $410.5 million at December 31, 2008 from $398.8 million at December 31, 2007. The increase resulted primarily from an increase of $20.5 million or 9.6% in time deposits to $235.0 million from $214.5 million, partially offset by a decrease of $8.0 million or 9.5% in demand deposits to $75.9 million from $83.9 million and a decrease of $855,000 or 0.9% in savings and club accounts to $99.6 million from $100.4 million. The decrease in demand, savings and club account balances resulted primarily from internal disintermediation brought on by an increasingly competitive local market for deposit growth. The Bank has been able to achieve overall growth in deposits through competitive pricing on select deposit products.

Total borrowed money increased by $2.0 million or 1.8% to $116.1 million at December 31, 2008 from $114.1 million at December 31, 2007. The increase in borrowings reflects the use of Federal Home Loan Bank advances to augment deposits as the Bank’s funding source for originating loans.

Total stockholders’ equity increased by $1.2 million or 2.5% to $49.7 million at December 31, 2008 from $48.5 million at December 31, 2007. The increase in stockholders’ equity primarily reflects net income of $3.5 million for the year ended December 31, 2008 and the exercise of stock options during the year to purchase 104,873 shares of the Company’s common stock for a total of approximately $925,000, partially offset by the repurchase of 93,029 shares of the Company’s common stock through the stock repurchase plans in place at a cost during the year of $1.3 million and cash dividends paid through the year totaling $1.9 million. At December 31, 2008 the Bank’s Tier 1 leverage, Tier 1 risk-based and Total risk-based capital ratios were 9.22%, 13.38%, and 14.63% respectively.

Analysis of Net Interest Income

Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them, respectively.

The following tables set forth balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, discounts and premiums, which are included in interest income.

	At December 31, 2008		The year ended December 31, 2008			The year ended December 31, 2007
	Actual Balance	Actual Yield/ Cost	Average Balance	Interest earned/paid	Average Yield/ Cost (5)	Average Balance	Interest earned/paid	Average Yield/ Cost (5)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable(1)	$413,552	7.09%	$393,198	$27,248	6.96%	$339,057	$24,365	7.19%
Investment securities(2)	147,904	5.55	161,281	9,185	5.70	161,707	8,843	5.47
Interest-earning deposits	3,266	0.06	10,034	190	1.89	26,010	1,182	4.54

Total interest-earning assets	564,722	6.65%	564,513	36,623	6.49%	526,774	34,390	6.53%

Interest-earning liabilities:
Interest-bearing demand deposits	$25,843	1.25%	$23,930	$300	1.25%	$21,076	$294	1.40%
Money market deposits	19,539	2.43	26,697	746	2.79	17,212	712	4.14
Savings deposits	99,586	1.32	100,754	1,370	1.36	108,921	1,866	1.71
Certificates of deposit	234,974	3.87	220,375	9,106	4.13	209,828	10,109	4.82
Borrowings	116,124	4.28	118,920	5,141	4.32	93,412	4,236	4.54

Total interest-bearing liabilities	496,066	3.27%	490,676	16,663	3.40%	450,449	17,217	3.82%

Net interest income				$19,960			$17,173

Interest rate spread(3)		3.38%			3.09%			2.71%

Net interest margin(4)					3.54%			3.26%

Ratio of interest-earning assets to interest-bearing liabilities	113.84%		115.05%			116.94%

(1)	Excludes allowance for loan losses.
(2)	Includes Federal Home Loan Bank of New York stock.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)	Average yields are computed using annualized interest income and expense for the periods.

	The year ended December 31, 2006
	Average Balance	Interest earned/paid	Average Yield/Cost (5)
	(Dollars in Thousands)
Interest-earning assets:
Loans receivable(1)	$315,493	$22,770	7.22%
Investment securities(2)	153,628	8,046	5.24
Interest-earning deposits	12,569	445	3.54

Total interest-earning assets	481,690	31,261	6.49%

Interest-earning liabilities:
Interest-bearing demand deposits	$21,397	302	1.41%
Money market deposits	3,353	124	3.70
Savings deposits	137,046	2,611	1.91
Certificates of deposit	182,340	7,807	4.28
Borrowings	63,775	2,633	4.13

Total interest-bearing liabilities	407,911	13,477	3.30%

Net interest income		$17,784

Interest rate spread(3)			3.19%

Net interest margin(4)			3.69%

Ratio of average interest-earning assets to average interest-bearing liabilities	118.09%

(1)	Excludes allowance for loan losses.
(2)	Includes Federal Home Loan Bank of New York stock.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(5)	Average yields are computed using annualized interest income and expense for the periods.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in average volume (changes in average volume multiplied by old rate); (ii) changes in rate (change in rate multiplied by old average volume); (iii) changes due to combined changes in rate and volume; and (iv) the net change.

	Years Ended December 31,
	2008 vs. 2007				2007 vs. 2006
	Increase/(Decrease) Due to				Increase/(Decrease) Due to
	Volume	Rate	Rate/ Volume	Total Increase (Decrease)	Volume	Rate	Rate/ Volume	Total Increase (Decrease)
	(In Thousands)
Interest income:
Loans receivable	$3,891	$(869)	$(139)	$2,883	$1,701	$(98)	$(8)	$1,595
Investment securities	(23)	366	(1)	342	423	355	19	797
Interest-earning deposits with other banks	(726)	(689)	423	(992)	476	126	135	737

Total interest-earning assets	3,142	(1,192)	283	2,233	2,600	383	146	3,129

Interest expense:
Interest-bearing demand accounts	40	(30)	(4)	6	(4)	(4)	—	(8)
Money market	392	(231)	(127)	34	512	15	61	588
Savings and club	(140)	(385)	29	(496)	(536)	(263)	54	(745)
Certificates of Deposits	508	(1,439)	(72)	(1,003)	1,177	978	147	2,302
Borrowed funds	1,157	(198)	(54)	905	1,224	259	120	1,603

Total interest-bearing liabilities	1,957	(2,283)	(228)	(554)	2,373	985	382	3,740

Change in net interest income	$1,185	$1,091	$511	$2,787	$227	$(602)	$(236)	$(611)

Results of Operations for the Years Ended December 31, 2008 and 2007

Net income decreased by $970,000 or 21.8% to $3.47 million for the year ended December 31, 2008 from $4.44 million for the year ended December 31, 2007. The decrease in net income resulted primarily from a decrease in non-interest income and increases in the provision for loan losses and non-interest expense, partially offset by an increase in net interest income and a decrease in income taxes. Net interest income increased by $2.8 million or 16.3% to $20.0 million for the year ended December 31, 2008 from $17.2 million for the year ended December 31, 2007. The increase in net interest income resulted primarily from an increase of $37.7 million or 7.2% in the average balance of interest earning assets to $564.5 million for the year ended December 31, 2008 from $526.8 million for the year ended December 31, 2007 offset by a decrease in the average yield on interest earning assets to 6.49% for the year ended December 31, 2008 from 6.53% for the year ended December 31, 2007. The average balance of interest bearing liabilities increased by $40.3 million or 8.9% to $490.7 million at December 31, 2008 from $450.4 million at December 31, 2007 while the average cost of interest bearing liabilities decreased to 3.40% for the year ended December 31, 2008 from 3.82% for the year ended December 31, 2007. As a result of the aforementioned, our net interest margin increased to 3.54% for the year ended December 31, 2008 from 3.26% for the year ended December 31, 2007.

The decrease in non-interest income resulted primarily from an other than temporary impairment (OTTI) charge of $2.9 million on a $3.0 million investment in Federal National Mortgage Association (FNMA) preferred stock. The increase in non-interest expense reflected a change to income resulting from the discovery of a deposit fraud scheme by a commercial client of the Bank. The Bank recorded a $560,000 loss in other non-interest expense related to this incident. The Bank and Company anticipate that any future recoveries may partially offset this loss; however there can be no assurance of the level or probability of any recovery. The Bank and the Company have notified its insurance carriers.

Interest income on loans receivable increased by $2.8 million or 11.5% to $27.2 million for the year ended December 31, 2008 from $24.4 million for the year ended December 31, 2007. The increase was primarily due to an increase in average loans receivable of $52.6 million or 15.5% to $393.2 million for the year ended December 31, 2008 from $339.1 million for the year ended December 31, 2007, partially offset by a decrease in the average yield on loans receivable to 6.96% for the year ended December 31, 2008 from 7.19% for the year ended December 31, 2007. The increase in the average balance of loans reflects management’s philosophy of deploying funds in higher yielding instruments, specifically commercial real estate loans, in an effort to achieve higher returns. The decrease in average yield reflects the competitive price environment prevalent in the Bank’s primary market area for commercial and construction loans as well as the effect of the actions taken by the Federal Open Market Committee to reduce interest rates during 2008.

Interest income on securities increased by $342,000 or 3.9% to $9.2 million for the year ended December 31, 2008 from $8.8 million for the year ended December 31, 2007. The increase was primarily attributable to an increase in the average yield on securities to 5.70% for the year ended December 31, 2008 from 5.47% for the year ended December 31, 2007, partially offset by a slight decrease in the average balance of securities of $426,000 or 0.3% to $161.3 million for the year ended December 31, 2008 from $161.7 million for the year ended December 31, 2007. The decrease in average balances reflects the issuing agencies decision to exercise their call options on a select number of securities which resulted in decreases to the investment portfolio. The increase in average yield reflects the fact that the exercise of call options discussed above occurred on seasoned securities whose yield was less than those securities remaining in the investment portfolio.

Interest income on other interest-earning assets consisting primarily of federal funds sold decreased by $992,000 or 83.9% to $190,000 for the year ended December 31, 2008 from $1.2 million for the year ended December 31, 2007. This decrease was primarily due to an decrease in the average balance of other interest-earning assets of $16.0 million or 61.5% to $10.0 million for the year ended December 31, 2008 from $26.0 million for the year ended December 31, 2007 and a decrease in the average yield on other interest-earning assets to 1.89% for the year ended December 31, 2008 from 4.54% for the year ended December 31, 2007. As a result of the lower interest rate environment for overnight deposits during the year ended December 31, 2008, a decrease in the average balance resulted, as management deployed funds into loans in an effort to achieve higher returns.

Total interest expense decreased by $554,000 or 3.2% to $16.7 million for the year ended December 31, 2008 from $17.2 million for the year ended December 31, 2007. This decrease resulted primarily from a decrease in the average cost of interest bearing liabilities to 3.40% for the year ended December 31, 2008 from 3.82% for the year ended December 31, 2007, partially offset by an increase in the balance of total interest bearing deposit liabilities of $14.8 million or 4.1% to $371.8 million for the year ended December 31, 2008 from $357.0 million for the year ended December 31, 2007, and an increase in the balance of average borrowings of $25.5 million or 27.3% to $118.9 million for the year ended December 31, 2008, from $93.4 million for the year ended December 31, 2007.

The provision for loan losses totaled $1.3 million and $600,000 for the years ended December 31, 2008 and 2007, respectively. The provision for loan losses is established based upon management’s review of the Bank’s loans and consideration of a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) the significant level of loan growth and (5) the existing level of reserves for loan losses that are possible and estimable. During 2008, the Bank experienced $61,000 in net charge-offs (consisting of $101,000 in charge-offs and $40,000 in recoveries). During 2007, the Bank experienced $268,000 in net charge-offs (consisting of $285,000 in charge-offs and $17,000 in recoveries). The Bank had non-accrual loans totaling $3.7 million at December 31, 2008 and $3.8 million at December 31, 2007. The allowance for loan losses stood at $5.3 million or 1.28% of gross total loans at December 31, 2008 as compared to $4.1 million or 1.10% of gross total loans at December 31, 2007. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize loses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at both December 31, 2008 and 2007.

Total non-interest income decreased by $3.2 million to a loss of $2.1 million for the year ended December 31, 2008 from income of $1.1 million for the year ended December 31, 2007. The decrease in non-interest income resulted primarily from an other than temporary impairment (OTTI) charge of $2.9 million on a $3.0 million investment in Federal National Mortgage Association (FNMA) preferred stock as well as a $283,000 decrease in gain on sales of loans originated for sale, to $137,000 for the year ended December 31, 2008 from $420,000 for the year ended December 31, 2007, and a $12,000 decrease in gain on sale of real estate owned, partially offset by a $64,000 or 9.7% increase in fees, service charges and other income to $723,000 for the year ended December 31, 2008 from $659,000 for the year ended December 31, 2007. The decrease in gain on sale of loans originated for sale reflects the softening one-to four-family residential real estate market during 2008.

Total non-interest expense increased by $596,000 or 5.6% to $11.3 million for the year ended December 31, 2008 from $10.7 million for the year ended December 31, 2007. The increase in non-interest expense resulted primarily from the discovery of a deposit fraud scheme by a commercial client of the Bank during 2008. The Bank recorded a $560,000 loss related to this incident. The Bank and Company anticipate that future recoveries may partially offset this loss; however there can be no assurance of the level or probability of any recovery. The Bank and the Company have notified its insurance carrier. Salaries and employee benefits expense decreased by $207,000 or 3.6% to $5.5 million for the year ended December 31, 2008 from $5.7 million for the year ended December 31, 2007. This decrease resulted from a decrease in full time equivalent employees to eighty-five (85) at December 31, 2008 from ninety-three (93) at December 31, 2007 and from eighty-seven (87) at December 31, 2006. Occupancy expense increased by $59,000 or 5.9% to $1.1 million for the year ended December 31, 2008 from $1.0 million for the year ended December 31, 2007. Equipment expense increased by $113,000 or 5.9% to $2.0 million for the year ended December 31, 2008 from $1.9 million for the year ended December 31, 2007. The primary component of this expense item is data service provider expense which increases with the growth of the Bank’s assets. Advertising expense decreased by $85,000 or 26.1% to $241,000 for the year ended December 31, 2008 from $326,000 for the year ended December 31, 2007. Other non-interest expense increased by $156,000 or 8.7% to $1.9 million for the year ended December 31, 2008 from $1.8 million for the year ended December 31, 2007. The increase in other non-interest expense is primarily attributable to increases in expenses commensurate with a growing franchise. Other non-interest expense is comprised of directors’ fees, stationary, forms and printing, professional fees, legal fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses.

Income tax expense decreased $689,000 or 27.5% to $1.8 million for the year ended December 31, 2008 from $2.5 million for the year ended December 31, 2007 reflecting decreased pre-tax income earned during 2008. The consolidated effective income tax rate for the year ended December 31, 2008 was 34.4% and for the year ended December 31, 2007 was 36.1%.

Results of Operations for the Years Ended December 31, 2007 and 2006

Net income decreased by $1.13 million or 20.3% to $4.44 million for the year ended December 31, 2007 from $5.57 million for the year ended December 31, 2006. The decrease in net income resulted primarily from decreases in net interest income and non-interest income and an increase in non-interest expense, partially offset by decreases in the provision for loan losses, and income taxes. Net interest income decreased by $611,000 or 3.4% to $17.2 million for the year ended December 31, 2007 from $17.8 million for the year ended December 31, 2006. This decrease in net interest income resulted primarily from an increase of $42.6 million or 10.4% in the average balance of interest-bearing liabilities to $450.5 million for the year ended December 31, 2008 from $407.9 million for the year ended December 31, 2006 and an increase in the cost of interest-bearing liabilities to 3.82% for the year ended December 31, 2008 from 3.30% for the year ended December 31, 2006. The average balance of interest-earning assets increased by $45.1 million or 9.4% to $526.8 million at December 31, 2008 from $481.7 million at December 31, 2006 while the yield on interest-earning assets increased slightly to 6.53% for the year ended December 31, 2008 from 6.49% for the year ended December 31, 2006. As a consequence of the aforementioned, our net interest margin decreased to 3.26% for the year ended December 31, 2008 from 3.69% for the year ended December 31, 2006.

Interest income on loans receivable increased by $1.6 million or 7.0% to $24.4 million for the year ended December 31, 2007 from $22.8 million for the year ended December 31, 2006. The increase was primarily due to an increase in average loans receivable of $23.6 million or 7.5% to $339.1 million for the year ended December 31, 2008 from $315.5 million for the year ended December 31, 2006, partially offset by a slight decrease in the average yield on loans receivable to 7.19% for the year ended December 31, 2007 from 7.22% for the year ended December 31, 2006. The increase in the average balance of loans reflects management’s philosophy of deploying funds in higher yielding instruments, specifically commercial real estate loans in an effort to achieve higher returns. The decrease in average yield reflects the competitive price environment prevalent in the Bank’s primary market area for commercial and construction loans as well as the effect of the actions taken by the Federal Open Market Committee to reduce interest rates during the latter half of 2007.

Interest income on securities increased by $797,000 or 9.9% to $8.8 million for the year ended December 31, 2007 from $8.0 million for the year ended December 31, 2006. The increase was primarily attributable to an increase in the average balance of securities of $8.1 million or 5.3% to $161.7 million for the year ended December 31, 2007 from $153.6 million for the year ended December 31, 2006, and an increase in the average yield on securities to 5.47% for the year ended December 31, 2007 from 5.24% for the year ended December 31, 2006. The increase in average balances reflects management’s philosophy to deploy funds in investments, absent an opportunity to originate higher yielding loans, in an effort to achieve higher returns.

Interest income on other interest-earning assets consisting primarily of federal funds sold increased by $737,000 or 165.6% to $1.2 million for the year ended December 31, 2007 from $445,000 for the year ended December 31, 2006. This increase was primarily due to an increase in the average balance of other interest-earning assets of $13.4 million or 106.3% to $26.0 million for the year ended December 31, 2007 from $12.6 million for the year ended December 31, 2006 and an increase in the average yield on other interest-earning assets to 4.54% for the year ended December 31, 2007 from 3.54% for the year ended December 31, 2006. During 2007, as short term interest rates remained elevated and the yield curve remained inverted through the majority of the year, increased balances in cash and cash equivalent accounts, in the absence of higher yielding loan product, provided a competitive yield while affording management the latitude to research more profitable investment opportunities.

Total interest expense increased by $3.7 million or 27.4% to $17.2 million for the year ended December 31, 2007 from $13.5 million for the year ended December 31, 2006. This increase resulted from an increase in the average balance of total interest-bearing deposit liabilities of $12.9 million or 3.7% to $357.0 million for the year ended December 31, 2007 from $344.1 million for the year ended December 31, 2006, and an increase of $29.6 million or 46.4% in average borrowings to $93.4 million for the year ended December 31, 2007, from $63.8 million for the year ended December 31, 2006, as well as an increase in the average cost of interest-bearing liabilities to 3.82% for the year ended December 31, 2007 from 3.30% for the year ended December 31, 2006.

The provision for loan losses totaled $600,000 and $625,000 for the years ended December 31, 2007 and 2006, respectively. The provision for loan losses is established based upon management’s review of the Bank’s loans and consideration of a variety of factors including, but not limited to, (1) the risk characteristics of the loan portfolio, (2) current economic conditions, (3) actual losses previously experienced, (4) the significant level of loan growth and (5) the existing level of reserves for loan losses that are probable and estimable. During 2007, the Bank experienced $268,000 in net charge-offs (consisting of $285,000 in charge-offs and $17,000 in recoveries). During 2006, the Bank experienced $18,000 in net recoveries (consisting of $85,000 in recoveries and $67,000 in charge-offs). The Bank had non-accrual loans totaling $3.8 million at December 31, 2007 and $323,000 at December 31, 2006. The allowance for loan losses stood at $4.1 million or 1.10% of gross total loans at December 31, 2007 as compared to $3.7 million or 1.16% of gross total loans at December 31, 2006. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses available information to recognize loses on loans, future loan loss provisions may be necessary based on changes in the aforementioned criteria. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Bank to recognize additional provisions based on their judgment of information available to them at the time of their examination. Management believes that the allowance for loan losses was adequate at both December 31, 2007 and 2006.

Total non-interest income decreased by $168,000 or 13.3% to $1.1 million for the year ended December 31, 2007 from $1.3 million for the year ended December 31, 2006. The decrease in non-interest income resulted primarily from a $215,000 decrease in gain on sales of loans originated for sale, to $420,000 for the year ended December 31, 2007 from $635,000 for the year ended December 31, 2006, partially offset by a $34,000 increase in fees, service charges and other income to $659,000 for the year ended December 31, 2007 from $625,000 for the year ended December 31, 2006 and a $13,000 increase in gain on sale of non-performing loans. The decrease in gain on sale of loans originated for sale reflects the softening one-to four-family residential real estate market during the year 2007.

Total non-interest expense increased by $1.1 million or 11.5% to $10.7 million for the year ended December 31, 2007 from $9.6 million for the year ended December 31, 2006. The increase in 2007 was primarily due to an increase of $489,000 or 9.4% in salaries and employee benefits expense to $5.7 million for the year ended December 31, 2007 from $5.2 million for the year ended December 31, 2006 as the Bank increased staffing levels and compensation in an effort to service its growing customer base. Full time equivalent employees increased to ninety-three (93) at December 31, 2007 from eighty-seven (87) at December 31, 2006 and eighty-two (82) at December 31, 2005. Occupancy expense increased by $100,000 or 11.1% to $1.0 million for the year ended December 31, 2007 from $900,000 for the year ended December 31, 2006. Equipment expense increased by $172,000 or 9.9% to $1.9 million for the year ended December 31, 2007 from $1.7 million for the year ended December 31, 2006. The primary component of this expense item is data service provider expense which increases with the growth of the Bank’s assets. Advertising expense remained relatively stable at $326,000 for the year ended December 31, 2007 as compared to $329,000 for the year ended December 31, 2006. Other non-interest expense increased by $328,000 or 22.5% to $1.8 million for the year ended December 31, 2007 from $1.5 million for the year ended December 31, 2006. The increase in other non-interest expense is primarily attributable to increases in expenses commensurate with a growing franchise. Other non-interest expense is comprised of directors’ fees, stationary, forms and printing, professional fees, legal fees, check printing, correspondent bank fees, telephone and communication, shareholder relations and other fees and expenses.

Income tax expense decreased $711,000 or 22.1% to $2.5 million for the year ended December 31, 2007 from $3.2 million for the year ended December 31, 2006 reflecting decreased pre-tax income earned during 2007. The consolidated effective income tax rate for the year ended December 31, 2007 was 36.1% and for the year ended December 31, 2006 was 36.6%.

Liquidity and Capital Resources

Our funding sources include income from operations, deposits and borrowings and principal payments on loans and investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by the general level of interest rates, economic conditions and competition.

Our primary investing activities are the origination of commercial and multi-family real estate loans, one- to four-family mortgage loans, construction, commercial business and consumer loans, as well as the purchase of mortgage-backed and other investment securities. During 2008 loan originations totaled $110.7 million compared to $142.5 million and $119.6 million for 2007 and 2006, respectively. The continued strength of loan originations reflects management’s efforts to increase our total assets, the continued focus on increasing commercial and multi-family lending operations and the refinance market in 2008.

During 2008, cash flow provided by the calls, maturities and principal repayments and prepayments received on securities held-to-maturity amounted to $84.4 million compared to $21.0 million and $28.8 million in 2007 and 2006. Deposit growth provided $11.7 million, $16.1 million and $19.9 million of funding to facilitate asset growth for the years ending December 31, 2008, 2007 and 2006, respectively. Borrowings increased $2.0 million in 2008 with additional short-term borrowings of $24.0 million and repayments of $22.0 million through the FHLB.

Loan Commitments. In the ordinary course of business the Bank extends commitments to originate residential and commercial loans and other consumer loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the Bank does not expect all of the commitments to be funded, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. Collateral may be obtained based upon management’s assessment of the customers’ creditworthiness. Commitments to extend credit may be written on a fixed rate basis exposing the Bank to interest rate risk given the possibility that market rates may change between the commitment date and the actual extension of credit. The Bank had outstanding commitments to originate and fund loans of approximately $46.1 million and $57.4 million at December 31, 2008 and 2007, respectively.

The following tables sets forth our contractual obligations and commercial commitments at December 31, 2008.

Contractual obligations	Total	Payments due by period
		Less than 1 Year	1-3 Years	More than 3-5 Years	More than 5 Years
		(In Thousands)
Borrowed money	$116,124	$2,000	$—	$—	$114,124
Lease obligations	4,297	425	610	402	2,860
Certificates of deposit	234,974	188,112	38,577	8,235	50

Total	$355,395	$190,537	$39,187	$8,637	$117,034

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will not have a material impact on its consolidated financial statements.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company believes that this new pronouncement will not have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company does not expect that EITF 03-6-1 will have an impact on its consolidated financial statements.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company does not expect that EITF 08-6 will have an impact on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. This new pronouncement will impact the Company’s accounting for any defensive intangible assets acquired in a business combination completed beginning January 1, 2009.

In December 2008, the FASB issued FSP SFAS 140-4 and FASB Interpretation (“FIN”) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment of Guidance of EITF Issue No. 99-20”. FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized

Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of EITF 99-20-1 did not have a material impact on our consolidated financial statements.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management of Market Risk

Qualitative Analysis. The majority of our assets and liabilities are monetary in nature. Consequently, one of our most significant forms of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee, which consists of senior management and outside directors operating under a policy adopted by the Board of Directors, meets as needed to review our asset/liability policies and interest rate risk position.

Quantitative Analysis. The following table presents the Company’s net portfolio value (“NPV”). These calculations were based upon assumptions believed to be fundamentally sound, although they may vary from assumptions utilized by other financial institutions. The information set forth below is based on data that included all financial instruments as of December 31, 2008. Assumptions have been made by the Company relating to interest rates, loan prepayment rates, core deposit duration, and the market values of certain assets and liabilities under the various interest rate scenarios. Actual maturity dates were used for fixed rate loans and certificate accounts. Investment securities were scheduled at either the maturity date or the next scheduled call date based upon management’s judgment of whether the particular security would be called in the current interest rate environment and under assumed interest rate scenarios. Variable rate loans were scheduled as of their next scheduled interest rate repricing date. Additional assumptions made in the preparation of the NPV table include prepayment rates on loans and mortgage-backed securities, core deposits without stated maturity dates were scheduled with an assumed term of 48 months, and money market and noninterest bearing accounts were scheduled with an assumed term of 24 months. The NPV at “PAR” represents the difference between the Company’s estimated value of assets and estimated value of liabilities assuming no change in interest rates. The NPV for a decrease of 100 to 300 basis points has been excluded since it would not be meaningful, in the interest rate environment as of December 31, 2008. The following sets forth the Company’s NPV as of December 31, 2008.

Change in calculation	Net Portfolio Value	$ Change from PAR	% Change from PAR	NPV as a % of Assets
				NPV Ratio	Change
+300bp	$33,632	$(34,528)	-50.66%	6.21%	(528)bp
+200bp	59,526	(8,634)	-12.67	10.61	(88)bp
+100bp	70,348	2,188	3.21	12.07	58bp
PAR	68,160	—	—	11.49	—
-100bp	—	—	—	—	—
-200bp	—	—	—	—	—
-300bp	—	—	—	—	—

bp-basis points

The table above indicates that at December 31, 2008, in the event of a 100 basis point increase in interest rates, we would experience a 3.21% increase in NPV.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income, and will differ from actual results.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements identified in Item 15(a)(1) hereof are included as Exhibit 13 and are incorporated hereunder.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.(T)	CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal year (the “Evaluation Date”). Based upon that evaluation, the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of BCB Bancorp, Inc., and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s system of internal control is designed under the supervision of management, including our Chief Executive Officer and Chief Operating Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections on any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2008, management assessed the effectiveness of the Company’s internal control over financial reporting based upon the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, management believes that the Company’s internal control over financial reporting as of December 31, 2008 is effective using these criteria. This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(c) Changes in Internal Controls over Financial Reporting.

There were no significant changes made in our internal controls during the period covered by this report or, to our knowledge, in other factors that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

See the Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

ITEM 9B.	OTHER INFORMATION

None.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has adopted a Code of Ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics is available for free by writing to: President and Chief Executive Officer, BCB Bancorp, Inc., 104-110 Avenue C, Bayonne, New Jersey 07002. The Code of Ethics is filed as an exhibit to this Form 10-K.

The “Proposal I—Election of Directors” section of the Company’s definitive Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders (the “2009 Proxy Statement”) is incorporated herein by reference in response to the disclosure requirements of Items 401, 405, 406, 407(d)(4) and 407(d)(5) of Regulation S-K.

The information concerning directors and executive officers of the Company under the caption “Proposal I-Election of Directors” and information under the captions “Section 16(a) Beneficial Ownership Compliance” and “The Audit Committee” of the 2009 Proxy Statement is incorporated herein by reference.

There have been no changes during the last year in the procedures by which security holders may recommend nominees to the Company’s board of directors.

ITEM 11.	EXECUTIVE COMPENSATION

The “Executive Compensation” section of the Company’s 2009 Proxy Statement is incorporated herein by reference.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The “Proposal I—Election of Directors” section of the Company’s 2009 Proxy Statement is incorporated herein by reference.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The “Transactions with Certain Related Persons” section and “Proposal I-Election of Directors—Board Independence” of the Company’s 2009 Proxy Statement is incorporated herein by reference.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 is incorporated by reference to the Company’s Proxy Statement for the 2009 Annual Meeting of Stockholders, “Proposal II-Ratification of the Appointment of Independent Auditors—Fees Paid to Beard Miller Company LLP.”

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The exhibits and financial statement schedules filed as a part of this Form 10-K are as follows:

(A)	Report of Independent Registered Public Accounting Firm

(B)	Consolidated Statements of Financial Condition as of December 31, 2008 and 2007

(C)	Consolidated Statements of Income for each of the Years in the Three-Year period ended December 31, 2008

(D)	Consolidated Statements of Changes in Stockholders’ Equity for each of the Years in the Three-Year period ended December 31, 2008

(E)	Consolidated Statements of Cash Flows for each of the Years in the Three-Year period ended December 31, 2008

(F)	Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated statements or the notes thereto.

(b) Exhibits

3.1	Certificate of Incorporation of BCB Bancorp, Inc.****

3.2	Bylaws of BCB Bancorp, Inc.**

3.3	Specimen Stock Certificate*

10.1	BCB Community Bank 2002 Stock Option Plan***

10.2	BCB Community Bank 2003 Stock Option Plan***

10.3	2005 Director Deferred Compensation Plan****

10.4	Change in Control Agreement with Donald Mindiak*******

10.5	Change in Control Agreement with James E. Collins*******

10.6	Change in Control Agreement with Thomas M. Coughlin*******

10.7	Executive Agreement with Donald Mindiak*******

10.8	Executive Agreement with James E. Collins*******

10.9	Executive Agreement with Thomas M. Coughlin*******

10.10	Amendment to 2002 and 2003 Stock Option Plans******

13	Consolidated Financial Statements

14	Code of Ethics***

21	Subsidiaries of the Company****

23	Accountant’s Consent to incorporate consolidated financial statements in Form S-8

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification of Chief Executive Officer and Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Form 8-K-12g3 filed with the Securities and Exchange Commission on May 1, 2003.
**	Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 12, 2007.
***	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2004.
****	Incorporated by reference to the Company’s Registration Statement on Form S-1, as amended, (Commission File Number 333-128214) originally filed with the Securities and Exchange Commission on September 9, 2005.

*****	Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2005.
******	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2005.
*******	Incorporated by reference to Exhibit 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2008.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCB BANCORP, INC.

Date: March 27, 2009	By:	/s/ DONALD MINDIAK
Donald Mindiak
President, Chief Executive Officer and Chief Financial Officer (Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ DONALD MINDIAK Donald Mindiak	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer)	March 27, 2009

/s/ THOMAS M. COUGHLIN Thomas M. Coughlin	Vice President, Chief Operating Officer (Principal Accounting Officer) and Director	March 27, 2009

/s/ MARK D. HOGAN Mark D. Hogan	Chairman of the Board	March 27, 2009

/s/ ROBERT BALLANCE Robert Ballance	Director	March 27, 2009

/s/ JUDITH Q. BIELAN Judith Q. Bielan	Director	March 27, 2009

/s/ JOSEPH J. BROGAN Joseph J. Brogan	Director	March 27, 2009

/s/ JAMES E. COLLINS James E. Collins	Director	March 27, 2009

/s/ JOSEPH LYGA Joseph Lyga	Director	March 27, 2009

/s/ ALEXANDER PASIECHNIK Alexander Pasiechnik	Director	March 27, 2009

/s/ AUGUST PELLEGRINI, JR. August Pellegrini, Jr.	Director	March 27, 2009

/s/ JOSEPH TAGLIARENI Joseph Tagliareni	Director	March 27, 2009

EXHIBIT INDEX

3.1	Certificate of Incorporation of BCB Bancorp, Inc.****

3.2	Bylaws of BCB Bancorp, Inc.**

3.3	Specimen Stock Certificate*

10.1	BCB Community Bank 2002 Stock Option Plan***

10.2	BCB Community Bank 2003 Stock Option Plan***

10.3	2005 Director Deferred Compensation Plan****

10.4	Change in Control Agreement with Donald Mindiak*******

10.5	Change in Control Agreement with James E. Collins*******

10.6	Change in Control Agreement with Thomas M. Coughlin*******

10.7	Executive Agreement with Donald Mindiak*******

10.8	Executive Agreement with James E. Collins*******

10.9	Executive Agreement with Thomas M. Coughlin*******

10.10	Amendment to 2002 and 2003 Stock Option Plans******

13	Consolidated Financial Statements

14	Code of Ethics***

21	Subsidiaries of the Company****

23	Consent of Independent Registered Public Accounting Firm

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification of Chief Executive Officer and Principal Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Form 8k-12g3 filed with the Securities and Exchange Commission on May 1, 2003.
**	Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 12, 2007.
***	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2004.
****	Incorporated by reference to the Company’s Registration Statement on Form S-1, as amended, (Commission File Number 333-128214) originally filed with the Securities and Exchange Commission on September 9, 2005.
*****	Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2005.
******	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2005.
*******	Incorporated by reference to Exhibit 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2008.

EXHIBIT 13

CONSOLIDATED FINANCIAL STATEMENTS

BCB Bancorp, Inc. and Subsidiaries

Consolidated Financial Report

December 31, 2008

BCB Bancorp, Inc. and Subsidiaries

[BMC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

BCB Bancorp, Inc.

Bayonne, New Jersey

We have audited the accompanying consolidated statements of financial condition of BCB Bancorp, Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BCB Bancorp, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

Clark, New Jersey

March 25, 2009

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

	December 31,
	2008	2007
	(In Thousands, except for share data and per share data)
Assets
Cash and amounts due from depository institutions	$3,495	$2,970
Interest-bearing deposits	3,266	8,810

Cash and Cash Equivalents	6,761	11,780
Securities available for sale	888	2,056
Securities held to maturity, fair value $143,245 and $165,660 respectively	141,280	165,017
Loans held for sale	1,422	2,132
Loans receivable, net of allowance for loan losses of $5,304 and $4,065 respectively	406,826	364,654
Premises and equipment	5,627	5,929
Federal Home Loan Bank of New York stock	5,736	5,560
Interest receivable	3,884	3,776
Real Estate Owned	1,435	287
Deferred income taxes	3,113	1,352
Other assets	1,652	934

Total Assets	$578,624	$563,477

Liabilities and Stockholders’ Equity
Liabilities
Non-interest bearing deposits	$30,561	$35,897
Interest bearing deposits	379,942	362,922

Total deposits	410,503	398,819

Short-term borrowings	2,000	—
Long-term debt	114,124	114,124
Other liabilities	2,282	2,024

Total Liabilities	528,909	514,967

Stockholders’ Equity
Common stock, stated value $0.064; 10,000,000 shares authorized; 5,183,731 and 5,078,858 shares, respectively, issued	331	325
Paid-in capital	46,864	45,795
Treasury stock, at cost, 533,680 and 440,651 shares, respectively	(8,680)	(7,385)
Retained earnings	11,325	9,749
Accumulated other comprehensive (loss) income	(125)	26

Total Stockholders’ Equity	49,715	48,510

Total Liabilities and Stockholders’ Equity	$578,624	$563,477

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31,
	2008	2007	2006
	(In Thousands, Except for Per Share Data)
Interest Income
Loans, including fees	$27,248	$24,365	$22,770
Securities	9,185	8,843	8,046
Other interest-earning assets	190	1,182	445

Total Interest Income	36,623	34,390	31,261

Interest Expense
Deposits:
Demand	1,046	1,006	426
Savings and club	1,370	1,866	2,611
Certificates of deposit	9,106	10,109	7,807

	11,522	12,981	10,844
Borrowed money	5,141	4,236	2,633

Total Interest Expense	16,663	17,217	13,477

Net Interest Income	19,960	17,173	17,784
Provision for Loan Losses	1,300	600	625

Net Interest Income after Provision for Loan Losses	18,660	16,573	17,159

Non-Interest Income
Fees and service charges	689	629	595
Gain on sales of loans originated for sale	137	420	635
Gain on sale of real estate owned	1	13	—
Other than temporary impairment on security	(2,915)	—	—
Other	34	30	30

Total Non-Interest (Loss) Income	(2,054)	1,092	1,260

Non-Interest Expenses
Salaries and employee benefits	5,492	5,699	5,210
Occupancy expense of premises	1,059	1,000	900
Equipment	2,019	1,906	1,734
Advertising	241	326	329
Loss on overdrafts	560	—	—
Other	1,943	1,787	1,459

Total Non-Interest Expenses	11,314	10,718	9,632

Income before Income Taxes	5,292	6,947	8,787
Income Taxes	1,820	2,509	3,220

Net Income	$3,472	$4,438	$5,567

Net Income per Common Share
Basic	$0.75	$0.92	$1.11

Diluted	$0.74	$0.90	$1.08

Weighted Average Number of Common Shares Outstanding
Basic	4,629	4,818	5,005

Diluted	4,706	4,943	5,172

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock	Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In Thousands, except for share and per share amounts)
Balance - December 31, 2005	$323	$45,518	$(795)	$2,801	$—	$47,847
Stock-based compensation	—	25	—	—	—	25
Stock issuance cost	—	(9)	—	—	—	(9)
Exercise of stock options (12,816 shares)	1	98	—	—	—	99
Treasury stock purchases (3,977 shares)	—	—	(64)	—	—	(64)
Cash dividend ($0.30 per share) declared	—	—	—	(1,502)	—	(1,502)
Net income	—	—	—	5,567	—	5,567

Balance - December 31, 2006	324	45,632	(859)	6,866	—	51,963

Stock-based compensation	—	6	—	—	—	6
Exercise of stock options (15,426 shares)	1	157	—	—	—	158
Treasury stock purchases (385,358 shares)	—	—	(6,526)	—	—	(6,526)
Cash dividend ($0.32 per share) declared	—	—	—	(1,555)	—	(1,555)
Net income	—	—	—	4,438	—	4,438
Unrealized gain on securities available for sale, net of deferred income tax of $18	—	—	—	—	26	26

Total Comprehensive income						4,460

Balance - December 31, 2007	325	45,795	(7,385)	9,749	26	48,510

Tax benefit from exercise of stock options	—	150	—	—	—	150
Exercise of stock options (104,873 shares)	6	919	—	—	—	925
Treasury stock purchases (93,029 shares)	—	—	(1,295)	—	—	(1,295)
Cash dividend ($0.41 per share) declared	—	—	—	(1,896)	—	(1,896)
Net income	—	—	—	3,472	—	3,472
Loss on other than temporary impairment on security, net of deferred income tax benefit of $1,164	—	—	—	—	1,751	1,751
Unrealized loss on securities available for sale, net of deferred income tax of $1,266	—	—	—	—	(1,902)	(1,902)

Total Comprehensive income						3,321

Balance - December 31, 2008	$331	$46,864	$(8,680)	$11,325	$(125)	$49,715

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Cash Flows from Operating Activities
Net income	$3,472	$4,438	$5,567
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	401	394	342
Amortization (accretion), net	(684)	(664)	(657)
Provision for loan losses	1,300	600	625
Stock-based compensation	—	6	25
Deferred income tax (benefit)	(1,659)	(132)	(241)
Other than temporary impairment loss	2,915	—	—
Loans originated for sale	(6,705)	(22,993)	(36,277)
Proceeds from sales of loans originated for sale	7,552	24,257	34,716
Gain on sales of loans originated for sale	(137)	(420)	(635)
Gain on sale of real estate owned	(1)	(13)	—
(Increase) in interest receivable	(108)	(79)	(593)
Decrease in stock subscriptions receivable	—	—	2,353
(Increase) decrease in other assets	(718)	(258)	436
(Decrease) increase in accrued interest payable	(59)	214	313
Increase (decrease) in other liabilities	317	(191)	268

Net Cash Provided by Operating Activities	5,886	5,159	6,242

Cash Flows from Investing Activities
Proceeds from repayments and calls on securities held to maturity	84,400	21,010	28,845
Proceeds from sales of securities held to maturity	—	—	—
Purchases of securities held to maturity	(60,606)	(37,338)	(37,500)
Purchases of securities available for sale	(2,000)	(2,012)	—
Proceeds from sales of participation interests in loans	2,523	6,315	5,432
Proceeds from sale of real estate owned	288	1,172	—
Purchases of loans	(113)	(9,593)	(7,007)
Net increase in loans receivable	(46,449)	(44,645)	(32,087)
Improvements to real estate owned	(241)	—	—
Additions to premises and equipment	(99)	(438)	(709)
Purchases of Federal Home Loan Bank of New York stock	(176)	(1,836)	(946)

Net Cash Used in Investing Activities	(22,473)	(67,365)	(43,972)

Cash Flows from Financing Activities
Net increase in deposits	11,684	16,072	19,896
Proceeds of long-term debt	—	55,000	70,000
Repayment of long-term debt	—	(15,000)	(50,000)
Net change in short-term borrowings	2,000	—	—
Purchase of treasury stock	(1,295)	(6,526)	(64)
Cash dividends paid	(1,896)	(1,555)	(1,502)
Net proceeds from issuance of common stock	925	158	90
Tax benefit from exercise of stock options	150	—	—

Net Cash Provided by Financing Activities	11,568	48,149	38,420

Net Increase (Decrease) in Cash and Cash Equivalents	(5,019)	(14,057)	690
Cash and Cash Equivalents - Beginning	11,780	25,837	25,147

Cash and Cash Equivalents - Ending	$6,761	$11,780	$25,837

Supplementary Cash Flows Information
Cash paid during the year for:
Income taxes	$3,903	$2,860	$3,120
Interest	$16,722	$17,003	$13,164
Transfer of loans to real estate owned	$1,194	$1,446	$—

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 - Organization and Stock Offerings

BCB Bancorp, Inc. (the “Company”) is incorporated in the State of New Jersey and is a bank holding company. The common stock of the Company is listed on the Nasdaq Electronic Bulletin Board and trades under the symbol “BCBP.”

On April 27, 2005, the Company announced that the Board of Directors had approved a stock repurchase program for the repurchase of up to 5% of the Company’s outstanding common stock equal to approximately 187,096 shares. The repurchases may be made from time to time as market conditions warrant. During 2006, 3,977 shares were purchased under the repurchase program at an approximate cost of $64,000 or $15.93 per share. In 2007, the Company completed the initial stock repurchase plan. On April 26, 2007, the Company announced a second stock repurchase plan which provided for the repurchase of 5% or 249,080 shares of the Company’s common stock. During 2007, the Company began and completed the repurchase of all of the shares associated with the second 5% stock repurchase plan. Consequently, on November 20, 2007, the Company announced a third stock repurchase plan which provided for the repurchase of 5% or 234,002 shares of the Company’s common stock. During 2008 and 2007, a total of 93,029 and 385,358 shares of the Company’s common stock was repurchased at a cost of approximately $1.3 and $6.5 million or $13.92 and $16.93 per share, respectively.

The Company’s primary business is the ownership and operation of BCB Community Bank (the “Bank”). The Bank is a New Jersey commercial bank which, as of December 31, 2008, operated at four locations in Bayonne and Hoboken, New Jersey, and is subject to regulation, supervision, and examination by the New Jersey Department of Banking and Insurance and the Federal Deposit Insurance Corporation. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowed funds, to invest in securities and to make loans collateralized by residential and commercial real estate and, to a lesser extent, consumer loans. BCB Holding Company Investment Corp. (the “Investment Company”) was organized in January 2005 under New Jersey law as a New Jersey investment company primarily to hold investment and mortgage-backed securities.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements which include the accounts of the Company and its wholly-owned subsidiaries, the Bank and the Investment Company, have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks having original maturities of three months or less.

Securities Available for Sale and Held to Maturity

Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income component of stockholders’ equity.

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Premiums and discounts on all securities are amortized/accreted to maturity using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, are recognized in the consolidated financial statements when earned. Gains or losses on sales are recognized based on the specific identification method.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Loans Held For Sale

Loans held for sale consist primarily of residential mortgage loans intended for sale and are carried at the lower of cost or estimated fair market value using the aggregate method. These loans are generally sold with servicing rights released. Gains and losses recognized on loan sales are based upon the cash proceeds received and the cost of the related loans sold.

Loans Receivable

Loans receivable are carried at unpaid principal balances less net deferred loan origination fees and the allowance for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized, as an adjustment of yield, over the contractual lives of the related loans.

The accrual of interest on loans that are contractually delinquent ninety days or more is discontinued and the related loans placed on nonaccrual status. Income is subsequently recognized only to the extent that cash payments are received until delinquency status is reduced to less than ninety days, in which case the loan is returned to accrual status.

Allowance for Loan Losses

The allowance for loan losses is increased through provisions charged to operations and by recoveries, if any, on previously charged-off loans and reduced by charge-offs on loans which are determined to be a loss in accordance with Bank policy.

The allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potentially impaired loans. Such a system takes into consideration, but is not limited to, delinquency status, size of loans, and types and value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions, and management’s judgment. Although management believes that adequate specific and general allowances for loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Concentration of Risk

Financial instruments which potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, investment and mortgage-backed securities and loans.

Cash and cash equivalents include amounts placed with highly rated financial institutions. Securities include securities backed by the U.S. Government and other highly rated instruments. The Bank’s lending activity is primarily concentrated in loans collateralized by real estate in the State of New Jersey. As a result, credit risk is broadly dependent on the real estate market and general economic conditions in the State.

Premises and Equipment

Land is carried at cost. Buildings, building improvements, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Significant renovations and additions are charged to the property and equipment account. Maintenance and repairs are charged to expense in the period incurred. Depreciation charges are computed on the straight-line method over the following estimated useful lives of each type of asset.

Years
Buildings	40
Building improvements	7 - 40
Furniture, fixtures and equipment	3 - 40
Leasehold improvements	Shorter of useful life or term of lease

Federal Home Loan Bank (“FHLB”) of New York Stock

Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. Such stock is carried at cost.

Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. At December 31, 2008, the Bank owned one property totaling $1,435,000.

Interest Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and to purchase securities. The potential for interest-rate risk exists as a result of the difference in duration of the Bank’s interest-sensitive liabilities compared to its interest-sensitive assets. For this reason, management regularly monitors the maturity structure of the Bank’s interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Income taxes are allocated to the Company and its subsidiaries based upon their respective income or loss included in the consolidated income tax return. Separate state income tax returns are filed by the Company and its subsidiaries.

Federal and state income tax expense has been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or (benefit) is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not more likely than not to be realized.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has evaluated its tax positions as of January 1, 2007, December 31, 2007 and December 31, 2008, respectively. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a likelihood of being realized on examination of more than 50 percent. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Under the “more-likely-than-not” threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would give rise to the non-recognition of an existing tax benefit. As of January 1, 2007, December 31, 2007 and December 31, 2008, respectively, the Company had no material unrecognized tax benefits or accrued interest and penalties. The Company recognizes interest and penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Income. The Company did not recognize any interest and penalties for the year ended December 31, 2008 and 2007. The tax years subject to examination by the taxing authorities are the years ended December 31, 2007, 2006, and 2005.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Net Income per Common Share

Basic net income per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding. The diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effects of outstanding stock options, if dilutive, using the treasury stock method. For the years ended December 31, 2008, 2007 and 2006, the difference in the weighted average number of basic and diluted common shares was due solely to the effects of outstanding stock options. No adjustments to net income were necessary in calculating basic and diluted net income per share.

Stock-Based Compensation Plans

The Company, under plans approved by its stockholders in 2003 and 2002, has granted stock options to employees and outside directors. See note 12 for additional information as to option grants. Through December 31, 2005, the Company accounted for options granted using the intrinsic value method, in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under APB No. 25, generally, when the exercise price of the Company’s stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized. Accordingly, prior to January 1, 2006, no compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant.

On January 1, 2006, we adopted Statement of Financial Accounting Standards (“Statement”) No. 123(R) using the modified prospective method and, accordingly, implemented a policy of recording compensation expense for all new awards granted and any awards modified after January 1, 2006. In addition, the transition rules under Statement No. 123(R) require that, for all awards outstanding at January 1, 2006, for which the requisite service had not yet been rendered, compensation cost be recorded as such service is rendered after January 1, 2006. Statement No. 123(R) also requires that the benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense are to be reported as a financing cash flow rather than an operating cash flow, as previously required. In accordance with Staff Accounting Bulletin (“SAB”) No. 107, the Company classifies share-based compensation within salaries and employee benefits and directors compensation expenses to correspond with the same line items as the cash compensation paid to such individuals.

Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted are estimated using a Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. As permitted by SAB No. 110, we use the mid-point of the original vesting period and original option life to estimate the options’ expected term, which represents the period of time that the options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of these option awards, which have graded vesting, on a straight-line basis over the requisite service period of these awards.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Comprehensive Income

The Company records unrealized gains and losses, net of deferred income taxes, on securities available for sale in accumulated other comprehensive income. Realized gains and losses, if any, are reclassified to non-interest income upon sale of the related securities or upon the recognition of an impairment loss. The Company has elected to report the effects of other comprehensive income in the consolidated statements of changes in stockholders’ equity.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will not have a material impact on its consolidated financial statements.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company believes that this new pronouncement will not have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company does not expect that EITF 03-6-1 will have an impact on its consolidated financial statements.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company does not expect that EITF 08-6 will have an impact on its consolidated financial statements.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. This new pronouncement will impact the Company’s accounting for any defensive intangible assets acquired in a business combination completed beginning January 1, 2009.

In December 2008, the FASB issued FSP SFAS 140-4 and FASB Interpretation (“FIN”) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment of Guidance of EITF Issue No. 99-20”. FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets”, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of EITF 99-20-1 did not have a material impact on our consolidated financial statements.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 3 - Related Party Transactions

The Bank leases a property from NEW BAY LLC (“NEW BAY”), a limited liability corporation 100% owned by a majority of the directors and officers of the Bank. In conjunction with the lease, NEW BAY substantially removed the pre-existing structure on the site and constructed a new building suitable to the Bank for its banking operations. Under the terms of the lease, the cost of this project was reimbursed to NEWBAY by the Bank. The amount reimbursed, which occurred during the year 2000, was approximately $943,000, and is included in property and equipment under the caption “Building and improvements” (see Note 7).

The original lease term began on November 1, 2000, and concluded on October 31, 2005. On May 1, 2006, the Company renegotiated the lease to a twenty-five year term. The Company will pay NEW BAY $165,000 a year ( $13,750 per month) for the first 60 months. The rent shall be reset every five years thereafter at the fair market rental value at the end of each preceding five year period.

Note 4 - Securities Available for Sale

	December 31, 2008
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Equity securities	$1,097	$—	$209	$888

	December 31, 2007
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
Equity securities	$2,012	$44	$—	$2,056

The age of unrealized losses and fair value of related securities available for sale were as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)
December 31, 2008
Preferred Stock	$791	$209	$—	$—	$791	$209

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4 - Securities Available for Sale (Continued)

At December 31, 2008, management concluded that the unrealized losses above (which relate to one equity issue) are temporary in nature as they primarily relate to general market fluctuations. Additionally, the Company has the ability and intent to hold these securities for a time necessary to recover their cost.

During 2008, there was a pre-tax other than temporary impairment (OTTI) charge recorded of $2.9 million on the $3.0 million investment in Federal National Mortgage Association (FNMA) preferred stock. The OTTI charge resulted from a significant decline in the market value of these securities following the announcement by the Federal Housing Finance Agency (FHFA) that FNMA would be placed under conservatorship. Additionally, the FHFA eliminated the payment of dividends on common stock and preferred stock and assumed the powers of the Board and management of FNMA. Based on these factors, the Company evaluated the impairment as other than temporary.

Note 5 - Securities Held to Maturity

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
U.S. Government Agencies:
Due after one through five years	$6,315	$323	$—	$6,638
Due after five through ten years	6,000	6	—	6,006
Due after ten years	86,292	449	198	86,543

	98,607	778	198	99,187

Mortgage-backed securities:
Due after one year through five years	88	2	—	90
Due after five years through ten years	2,336	81	—	2,417
Due after ten years	40,249	1,144	—	41,393

	42,673	1,227	—	43,900

	$141,280	$2,005	$198	$143,087

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5 - Securities Held to Maturity (Continued)

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
U.S. Government Agencies:
Due within one year	$4,000	$—	$1	$3,999
Due after one through five years	25,312	153	12	25,453
Due after five through ten years	15,988	25	20	15,993
Due after ten years	84,856	744	23	85,577

	130,156	922	56	131,022

Mortgage-backed securities:
Due after one year through five years	157	3	—	160
Due after five years through ten years	1,334	29	—	1,363
Due after ten years	33,370	28	283	33,115

	34,861	60	283	34,638

	$165,017	$982	$339	$165,660

There were no sales of securities during the years ended December 31, 2008, 2007 and 2006. At December 31, 2008 and 2007, mortgage-backed securities with a carrying value of approximately $759,000 and $924,000, respectively, were pledged to secure public deposits (see Note 10 for information on securities pledged for borrowings).

The age of unrealized losses and fair value of related securities held to maturity were as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)
December 31, 2008
U.S. Government Agencies	$16,301	$198	$—	$—	$16,301	$198

	$16,301	$198	$—	$—	$16,301	$198

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5 - Securities Held to Maturity (Continued)

December 31, 2007:
U.S. Government Agencies	$—	$—	$11,440	$56	$11,440	$56
Mortgage-backed securities	7,291	10	16,592	273	23,883	283

	$7,291	$10	$28,032	$329	$35,323	$339

At December 31, 2008, management concluded that the unrealized losses above (which related to 4 U.S. Government Agency bonds) are temporary in nature since they are not related to the underlying credit quality of the issuers and the Company has the ability and intent to hold these securities for a time necessary to recover their cost. The losses above are primarily related to market interest rates.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6 - Loans Receivable

	December 31,
	2008	2007
	(In Thousands)
Real estate mortgage:
Residential	$74,039	$55,248
Commercial	223,179	208,108
Construction	62,483	49,984

	359,701	313,340

Commercial:
Business loans	10,859	17,933
Lines of credit	3,239	1,940

	14,098	19,873

Consumer:
Passbook or certificate	297	92
Home equity lines of credit	5,564	4,343
Home equity	32,501	31,054
Automobile	93	51
Personal	76	93

	38,531	35,633

Deposit overdrafts	454	503

Total Loans	412,784	369,349

Deferred loan fees, net	(654)	(630)
Allowance for loan losses	(5,304)	(4,065)

	(5,958)	(4,695)

	$406,826	$364,654

At December 31, 2008 and 2007, loans serviced by the Bank for the benefit of others, which consist of participation interests in loans originated by the Bank, totaled approximately $15,211,000 and $10,451,000.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6 - Loans Receivable (Continued)

The Bank grants loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended December 31,
	2008	2007
	(In Thousands)
Balance - beginning	$6,825	$8,575
Loans originated	1,598	1,566
Collections of principal	(1,362)	(3,316)

Balance - ending	$7,061	$6,825

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Balance - beginning	$4,065	$3,733	$3,090
Provision charged to operations	1,300	600	625
Recoveries of loans previously charged off	40	17	85
Loans charged off	(101)	(285)	(67)

Balance - ending	$5,304	$4,065	$3,733

At December 31, 2008 and 2007, nonaccrual loans for which the accrual of interest had been discontinued totaled approximately $3,728,000 and $3,754,000, respectively. Had these loans been performing in accordance with their original terms, the interest income recognized for the years ended December 31, 2008, 2007 and 2006 would have been approximately $289,000, $287,000, and $26,000, respectively. Interest income recognized on such loans was approximately $138,000, $64,000, and $6,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on a nonaccrual status. At December 31, 2008 and 2007, loans which were ninety days or more past due and still accruing interest totaled $0 and $519,000, respectively.

At December 31, 2008 and 2007, impaired loans were $3,728,000 and $3,754,000, respectively, and the related specific allocation of allowance for loan losses totaled $881,000 and $728,000, respectively. There were no impaired loans which did not have a specific allocation of the allowance for loan losses. During the years ended December 31, 2008, 2007, and 2006, the average balance of impaired loans was $2,759,000, $2,104,000, and $568,000 respectively, and interest income recognized during the period of impairment totaled $138,000, $64,000, and $6,000, respectively.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 7 - Premises and Equipment

	December 31,
	2008	2007
	(In Thousands)
Land	$890	$890
Buildings and improvements	3,572	3,558
Leasehold improvements	976	976
Furniture, fixtures and equipment	2,366	2,281

	7,804	7,705
Accumulated depreciation and amortization	(2,177)	(1,776)

	$5,627	$5,929

Buildings and improvements include a building constructed on property leased from a related party (see Note 3).

Rental expenses related to the occupancy of premises totaled $415,000, $413,000, and $386,000 for the years ended December 31, 2008, 2007, and 2006, respectively. The minimum obligation under lease agreements expiring through April 30, 2031, for each of the years ended December 31 is as follows (in thousands):

2009	$425
2010	366
2011	244
2012	237
2013	165
Thereafter	2,860

$4,297

Note 8 - Interest Receivable

	December 31,
	2008	2007
	(In Thousands)
Loans	$2,284	$2,048
Securities	1,600	1,728

	$3,884	$3,776

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9 - Deposits

	December 31,
	2008	2007
	(In Thousands)
Demand:
Non-interest bearing	$30,561	$35,897
NOW	25,843	20,260
Money market	19,539	27,697

	75,943	83,854
Savings and club	99,586	100,441
Certificates of deposit	234,974	214,524

	$410,503	$398,819

At December 31, 2008 and 2007, certificates of deposit of $100,000 or more totaled approximately $118,367,000 and $102,830,000, respectively.

The scheduled maturities of certificates of deposit at December 31, 2008, were as follows (in thousands):

Amount
2009	$188,112
2010	31,181
2011	7,396
2012	420
2013	7,815
Thereafter	50

$234,974

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10 - Short-Term Borrowings and Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2008	2007
	(In Thousands)
Long-term debt:
Federal Home Loan Bank of New York (“FHLB”) Fixed Rate Repurchase Agreements:
4.50% maturing May 22, 2016	$10,000	$10,000
4.30% maturing August 16, 2016	20,000	20,000
4.17% maturing August 31, 2016	25,000	25,000
4.76% maturing June 18, 2017	20,000	20,000
4.30% maturing July 30, 2017	15,000	15,000
4.08% maturing July 30, 2017	20,000	20,000
Trust preferred floating rate junior subordinated debenture maturing June 17, 2034; interest rate adjusts quarterly to LIBOR plus 2.65% (4.52% at December 31, 2008 and 7.64% at December 31, 2007)	4,124	4,124

	$114,124	$114,124

The trust preferred debenture is callable, at the Company’s option, on June 17, 2009, and quarterly thereafter.

At December 31, 2008, the Bank has available to it two borrowing facilities aggregating $113,059,000 from the FHLB of New York, an overnight line of credit and a companion commitment, both of which expire on July 31, 2009. There was $2,000,000 and $0 outstanding under these borrowing facilities at December 31, 2008 and 2007, respectively.

Additional information regarding short-term borrowings is as follows:

	December 31,
	2008	2007	2006
	(In Thousands)
Average balance outstanding during the year	$4,796	—	$705
Highest month-end balance during the year	20,500	—	1,000
Average interest rate during the year	1.23%	—	4.93%
Weighted average interest rate at year-end	0.44%	—	—

At December 31, 2008 and 2007 securities held to maturity with a carrying value of approximately $140,519,000 and $146,811,000, respectively, were pledged to secure the above noted Federal Home Loan Bank of New York borrowings.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 11 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures, established by regulation to ensure capital adequacy, require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations), to risk-weighted assets, (as defined), and of Tier 1 capital to average assets (as defined). The following table presents information as to the Bank’s capital levels.

To be Well Capitalized

	Actual		For Capital Adequacy Purposes			under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in Thousands)
As of December 31, 2008:
Total capital (to risk-weighted assets)	$58,667	14.63%		$32,079	=>8.00%	$	=>40,098	=>10.00%
Tier 1 capital (to risk-weighted assets)	53,642	13.38		=>16,039	=>4.00		=>24,059	=>6.00
Tier 1 capital (to average assets)	53,642	9.22		=>23,282	=>4.00		=>29,102	=>5.00
As of December 31, 2007:
Total capital (to risk-weighted assets)	$53,761	14.12%	$	=>30,457	=>8.00%	$	=>38,072	=>10.00%
Tier 1 capital (to risk-weighted assets)	49,696	13.05		=>15,228	=>4.00		=>22,843	=>6.00
Tier 1 capital (to average assets)	49,696	8.81		=>22,566	=>4.00		=>28,207	=>5.00

As of December 31, 2008, the most recent notification from the Bank’s regulators categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events occurring since that notification that management believes have changed the Bank’s category.

Note 12 - Benefits Plan

Stock Options

The Company has two stock-related compensation plans, the 2002 Stock Option Plan and the 2003 Stock Option Plan (the “Plans”). All stock options granted have a ten year term and were scheduled to vest and become exercisable on a cumulative basis in equal installments (20% immediately upon grant and an additional 20% at each of the four succeeding grant anniversary dates). As of December 31, 2008, all options authorized under the Plans had been granted.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12 - Benefits Plan (Continued)

Stock Options (Continued)

In anticipation of the adoption of Statement No. 123(R) on January 1, 2006, the Board of Directors of the Company, on December 14, 2005, approved the accelerated vesting and exercisability of all unvested and unexercisable stock options granted as a part of the Plans held by directors, officers or employees. As a result, options to purchase 218,195 shares of common stock, which would otherwise have vested and become exercisable from time to time over the next three years, became fully vested and immediately exercisable on December 20, 2005. The number of shares and exercise prices of the options subject to acceleration were unchanged. The accelerated options have exercise prices that range from $5.29 to $11.84 per share. The accelerated options include 194,964 options held by directors and executive officers and 23,231 options held by other employees. The acceleration of the vesting and exercisability of these options eliminates compensation expense, net of income tax, that would otherwise have been recorded in the Company’s income statements for the years ending December 31, 2006, 2007, and 2008 of $379,000, $301,000, and $128,000, respectively. As required, the Company estimated the number of options that were expected to be exercised in the future which would not have been exercisable under their original vesting terms and therefore began recording additional compensation expense. This estimate is updated on a quarterly basis.

During the years ended December 31, 2008, 2007 and 2006, the Company recorded $0, $6,000 ($4,000 after tax) and $25,000 ($15,000 after tax) of share-based compensation expense, respectively.

A summary of stock option activity, adjusted to retroactively reflect subsequent stock dividends, follows:

	Number of Option Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at December 31, 2006	415,638	5.29-15.65	9.86
Options granted	2,000	15.11	15.11
Options exercised	(15,426)	5.29-15.65	10.42
Options cancelled	(2,000)	15.60	15.60

Outstanding at December 31, 2007	400,212	5.29-15.65	9.83
Options Exercised	(104,873)	5.29-11.84	8.82

Outstanding at December 31, 2008	295,339	5.29-15.65	10.19

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 12 - Benefits Plan (Continued)

Stock Options (Continued)

At December 31, 2008, all stock options outstanding were exercisable, having a weighted-average remaining contractual term of 4.8 years and an aggregate intrinsic value of $393,000. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $446,000, $85,000 and $102,000, respectively. It is Company policy to issue new shares upon share option exercise.

The weighted average grant-date fair values of the stock options granted during 2007, all of which have exercise prices equal to the market price of the common stock at the grant date, were estimated using the Black-Scholes option-pricing model. Such fair value and the weighted average assumptions used for estimating fair value are as follows:

	Years Ended December 31,
	2008	2007	2006
Grant-date fair value per share	N/A	$2.91	N/A
Assumptions:
Expected common stock dividend yield	N/A	2.38%	N/A
Expected option life	N/A	5.0 years	N/A
Risk-free interest rate	N/A	4.30%	N/A
Volatility	N/A	19.96%	N/A

Note 13 - Dividend Restrictions

Payment of cash dividends is conditional on earnings, financial condition, cash needs, the discretion of the Board of Directors, and compliance with regulatory requirements. State and federal law and regulations impose substantial limitations on the Bank’s ability to pay dividends to the Company. Under New Jersey law, the Bank is permitted to declare dividends on its common stock only if, after payment of the dividend, the capital stock of the Bank will be unimpaired and either the Bank will have a surplus of not less than 50% of its capital stock or the payment of the dividend will not reduce the Bank’s surplus. During the 2007, the Bank paid the Company total dividends of $8,500,000. There were no dividends paid to the Company in 2008. The Company’s ability to declare dividends is dependent upon the amount of dividends declared by the Bank.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14 - Income Taxes

The components of income tax expense (benefit) are summarized as follows:

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Current income tax expense:
Federal	$3,097	$2,391	$2,998
State	382	250	463

	3,479	2,641	3,461

Deferred income tax benefit:
Federal	(1,324)	(102)	(193)
State	(335)	(30)	(48)

	(1,659)	(132)	(241)

Total Income Taxes	$1,820	$2,509	$3,220

The tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2008	2007
	(In Thousands)
Deferred income tax assets:
Allowance for loan losses	$2,119	$1,623
Unrealized loss on securities available for sale	84	—
Other than temporary impairment on security	1,164	—
Other	33	10

	3,400	1,633

Deferred income tax liabilities:
Depreciation	233	263
Unrealized gain on securities available for sale	—	18
Other	54	—

	287	281

Net Deferred Tax Asset	$3,113	$1,352

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14 - Income Taxes (Continued)

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income tax expense:

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Federal income tax expense at statutory rate	$1,799	$2,362	$2,988
Increases (reductions) in income taxes resulting from:
State income tax, net of federal income tax effect	31	145	274
Other items, net	(10)	2	(42)

Effective Income Tax	$1,820	$2,509	$3,220

Effective Income Tax Rate	34.4%	36.1%	36.6%

The Investment Company commenced operations in January 2005. Under New Jersey tax law, the Investment Company is subject to a 3.6% state income tax rate as compared to the 9.0% rate to which the Company and Bank are subject. The presence of the Investment Company during the year ended December 31, 2008, 2007, and 2006, resulted in an income tax savings of approximately $285,000, $297,000, and $282,000 respectively, and reduced the consolidated effective income tax rate by approximately 5.4%, 4.3%, and 3.2%, respectively.

Note 15 - Commitments and Contingencies

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit. The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Outstanding loan related commitments were as follows:

	December 31,
	2008	2007
	(In Thousands)
Loan origination	$5,692	$2,885
Construction loans in process	25,676	40,023
Unused lines of credit	14,761	14,470

	$46,129	$57,378

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 15 - Commitments and Contingencies (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate properties.

The Company and its subsidiaries also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company and its subsidiaries, from time to time, may be party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the financial statements. As of December 31, 2008, the Company and its subsidiaries were not parties to any material litigation.

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted Statement No. 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FSP 157-2, “Effective Date of FASB Statement No. 157”. FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Company only partially adopted the provisions of Statement No. 157, and will begin to account and report for non-financial assets and liabilities in 2009. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active”, to clarify the application of the provisions of Statement No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Company’s December 31, 2008 consolidated financial statements. The adoption of Statement No. 157 and FSP 157-3 had no impact on the amounts reported in the consolidated financial statements.

Statement No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Statement No. 157 are as follows:

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
Securities available for sale	$888	$888	$—	$—

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
Impaired loans	$2,847	$—	$—	$2,847

As discussed above, the Company has delayed its disclosure requirements of non-financial assets and liabilities. Certain real estate owned with write-downs subsequent to foreclosure are carried at fair value at the balance sheet date for which the Company has not yet adopted the provisions of Statement No. 157.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2008 and 2007:

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for specific attributes of that loan. Loans held for sale are carried at their cost.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB Statement No. 114, “Accounting by Creditors for Impairment of a Loan”, in which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $3,728,000, net of a valuation allowance of $881,000. Additional provisions of $881,000 for loan losses were recorded during the period.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

FHLB of New York Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.

Interest Receivable and Payable (Carried at Cost)

The carrying amount of interest receivable and interest payable approximates its fair value.

Deposits (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Fair values of long-term debt are estimated using discounted cash flow analysis, based on quoted prices for new long-term debt with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and unused lines of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing. The fair value of these commitments was deemed immaterial and is not presented in the accompanying table.

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 16 - Estimated Fair Value of Financial Instruments (Continued)

The carrying values and estimated fair values of financial instruments were as follows at December 31, 2008 and 2007:

	December 31,
	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$6,761	$6,761	$11,780	$11,780
Securities available for sale	888	888	2,056	2,056
Securities held to maturity	141,280	143,087	165,017	165,660
Loans held for sale	1,422	1,437	2,132	2,141
Loans receivable	406,826	413,372	364,654	367,336
FHLB of New York stock	5,736	5,736	5,560	5,560
Interest receivable	3,884	3,884	3,776	3,776
Financial liabilities:
Deposits	410,503	409,370	398,819	399,178
Short-term borrowings	2,000	2,000	—	—
Long-term debt	114,124	116,317	114,124	115,679
Interest payable	967	967	1,026	1,026

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17 - Parent Only Condensed Financial Information

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007
	(In Thousands)
Assets
Cash and due from banks	$323	$2,719
Investment in subsidiaries	53,180	49,722
Restricted common stock	124	124
Other assets	242	83

Total Assets	$53,869	$52,648

Liabilities and Stockholders’ Equity
Liabilities
Long-term debt	$4,124	$4,124
Other liabilities	30	14

Total Liabilities	4,154	4,138

Stockholders’ equity
Common stock	331	325
Paid-in capital	46,864	45,795
Treasury stock	(8,680)	(7,385)
Retained earnings	11,325	9,749
Accumulated other comprehensive (loss) income	(125)	26

Total Stockholders’ Equity	49,715	48,510

Total Liabilities and Stockholders’ Equity	$53,869	$52,648

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17 - Parent Only Condensed Financial Information (Continued)

STATEMENTS OF INCOME

	Years Ended in December 31,
	2008	2007	2006
	(In Thousands)
Dividends from subsidiary	$—	$8,500	$—
Interest Income	3	10	27

Total Income	3	8,510	27
Interest Expense, borrowed money	238	329	310
Stock-Based Compensation	—	6	25
Other	—	—	3

Total Expense	238	335	338

Income (Loss) before Income Tax Benefit and Equity in Undistributed Earnings (Losses) of Subsidiaries	(235)	8,175	(311)
Income tax benefit	97	95	96

Income (Loss) before Equity in Undistributed Earnings (Losses) of Subsidiaries	(138)	8,270	(215)
Equity in undistributed earnings (losses) of	3,610	(3,832)	5,782

Net Income	$3,472	$4,438	$5,567

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17 - Parent Only Condensed Financial Information (Continued)

STATEMENTS OF CASH FLOW

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Cash Flows from Operating Activities
Net income	$3,472	$4,438	$5,567
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed (earnings) losses of subsidiaries	(3,610)	3,832	(5,782)
Stock based compensation	—	6	25
(Increase) decrease in other assets	(158)	8	5
(Increase) decrease in stock subscriptions receivable	—	—	2,353
Increase (decrease) in other liabilities	16	2	(142)

Net Cash Provided By (Used in) Operating Activities	(280)	8,286	2,026

Cash Flows from Investing Activities
Additional investment in subsidiaries	—	—	(13,000)

Net Cash Used in Investing Activities	—	—	(13,000)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	925	158	90
Tax benefit from exercise of stock options	150	—	—
Cash dividends paid	(1,896)	(1,555)	(1,502)
Purchase of treasury stock	(1,295)	(6,526)	(64)

Net Cash Used in Financing Activities	(2,116)	(7,923)	(1,476)

Net Increase (Decrease) in Cash and Cash Equivalents	(2,396)	363	(12,450)
Cash and Cash Equivalents - Beginning	2,719	2,356	14,806

Cash and Cash Equivalents - Ending	$323	$2,719	$2,356

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18 - Quarterly Financial Data (Unaudited)

	Quarter Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In Thousands, Except Per Share Amounts)
Interest income	$9,057	$9,012	$9,304	$9,250
Interest expense	4,380	4,142	4,087	4,054

Net Interest Income	4,677	4,870	5,217	5,196
Provision for loan losses	250	300	300	450

Net Interest Income after Provision for Loan Losses	4,427	4,570	4,917	4,746
Non-interest income (loss)	248	173	(2,569)	94
Non-interest expenses	2,627	2,739	2,707	3,241

Income (Loss) before Income Taxes (Benefit)	2,048	2,004	(359)	1,599
Income taxes (benefit)	744	728	890	(542)

Net Income (Loss)	$1,304	$1,276	$(1,249)	$2,141

Net income (loss) per common share:
Basic	$0.28	$0.28	$(0.27)	$0.46

Diluted	$0.28	$0.27	$(0.27)	$0.46

Weighted average number of common shares outstanding:
Basic	4,617	4,604	4,640	4,656

Diluted	4,721	4,691	4,640	4,699

See notes to consolidated financial statements.

BCB Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 18 - Quarterly Financial Data (Unaudited) (Continued)

	Quarter Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In Thousands, Except Per Share Amounts)
Interest income	$8,088	$8,259	$8,947	$9,096
Interest expense	3,896	4,073	4,585	4,663

Net Interest Income	4,192	4,186	4,362	4,433
Provision for loan losses	—	—	200	400

Net Interest Income after Provision for Loan Losses	4,192	4,186	4,162	4,033
Non-interest income	270	287	261	274
Non-interest expenses	2,477	2,723	2,777	2,741

Income before Income Taxes	1,985	1,750	1,646	1,566
Income taxes	722	624	616	547

Net Income	$1,263	$1,126	$1,030	$1,019

Net income per common share:
Basic	$0.25	$0.23	$0.22	$0.22

Diluted	$0.25	$0.23	$0.21	$0.21

Weighted average number of common shares outstanding:
Basic	5,006	4,849	4,743	4,676

Diluted	5,136	4,982	4,862	4,794

See notes to consolidated financial statements.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BCB Bancorp, Inc.

Bayonne, New Jersey

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-112201) of BCB Bancorp, Inc. of our report dated March 25, 2009, relating to the consolidated financial statements, which appears in this Form 10-K.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

Clark, New Jersey

March 25, 2009

Exhibit 31.1

EXHIBITS 31.1 AND 31.2

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER

AND PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO SECTION 302 OF THE

SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Donald Mindiak, certify that:

1.	I have reviewed this Annual Report on Form 10-K of BCB Bancorp, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

March 27, 2009	/S/ DONALD MINDIAK
Date	Donald Mindiak President, Chief Executive Officer and Chief Financial Officer

Exhibit 31.2

Certification of Principal Accounting Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas M. Coughlin, certify that:

1.	I have reviewed this Annual Report on Form 10-K of BCB Bancorp, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

March 27, 2009	/s/ THOMAS M. COUGHLIN
Date	Thomas M. Coughlin
Principal Accounting Officer

Exhibit 32

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

AND PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO SECTION 906 OF THE

SABANES-OXLEY ACT OF 2002

Certification pursuant to

18 U.S.C. Section 1350,

as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Donald Mindiak, President, Chief Executive Officer and Chief Financial Officer and Thomas M. Coughlin, Chief Operating Officer of BCB Bancorp, Inc. (the “Company”) each certify in his capacity as an officer of the Company that he has reviewed the annual report of the Company on Form 10-K for the fiscal year ended December 31, 2008 and that to the best of his knowledge:

(1)	the report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2)	the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

The purpose of this statement is solely to comply with Title 18, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002.

March 27, 2009	/s/ DONALD MINDIAK
Date	President, Chief Executive Officer and Chief Financial Officer

March 27, 2009	/s/ THOMAS M. COUGHLIN
Date	Principal Accounting Officer and Chief Operating Officer

Appendix F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☒                            Filed by a Party other than the Registrant  ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to ss.240.14a-12

BCB Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

BCB Bancorp, Inc.

104-110 Avenue C

Bayonne, New Jersey 07002

March 27, 2009

Dear Fellow Shareholder:

We cordially invite you to attend the Annual Meeting of Shareholders of BCB Bancorp, Inc. The annual meeting will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002, at 10:00 a.m., Eastern time, on April 23, 2009.

The enclosed notice of annual meeting and proxy statement describe the formal business to be transacted at the annual meeting. During the annual meeting we will also report on the operations of BCB Bancorp, Inc. Directors and officers, as well as a representative of our independent registered public accounting firm, will be present to respond to any questions that shareholders may have.

The annual meeting is being held so that shareholders may vote upon the election of four directors and the ratification of the appointment of the independent registered public accounting firm for the year ending December 31, 2009.

The Board of Directors has determined that approval of the matters to be considered at the annual meeting is in the best interests of shareholders. For the reasons set forth in the proxy statement, the Board of Directors recommends a vote “FOR” the matters to be considered.

On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card in the postage-paid envelope as soon as possible, even if you currently plan to attend the annual meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the annual meeting. Your vote is important, regardless of the number of shares that you own. Please sign and return the enclosed proxy card promptly. Your cooperation is appreciated, since a majority of the common stock must be represented at the annual meeting, either in person or by proxy, to constitute a quorum for the conduct of business.

Sincerely,

/s/ Mark D. Hogan
Mark D. Hogan Chairman of the Board

BCB Bancorp, Inc.

104-110 Avenue C

Bayonne, New Jersey 07002

(201) 823-0700

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

To Be Held On April 23, 2009

Notice is hereby given that the Annual Meeting of Shareholders of BCB Bancorp, Inc., will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002, on April 23, 2009 at 10:00 a.m., Eastern time.

A Proxy Card and a Proxy Statement for the annual meeting are enclosed.

The annual meeting is being held so that shareholders may vote on the following matters:

1.	The election of four directors;

2.	The ratification of the appointment of our independent registered public accounting firm for the year ending December 31, 2009; and

Such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Any action may be taken on the foregoing proposals at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned. Shareholders of record at the close of business on March 9, 2009, are the shareholders entitled to vote at the annual meeting or any adjournments thereof.

EACH SHAREHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD WITHOUT DELAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ANY PROXY GIVEN BY THE SHAREHOLDER MAY BE REVOKED ANY TIME PRIOR TO THE ANNUAL MEETING. A PROXY MAY BE REVOKED BY FILING WITH OUR CORPORATE SECRETARY A WRITTEN NOTICE OF REVOCATION, SUBMITTING A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. HOWEVER, IF YOU ARE A SHAREHOLDER WHOSE SHARES ARE REGISTERED IN THE NAME OF A BROKER, BANK OR OTHER NOMINEE, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM THE RECORDHOLDER IN ORDER TO VOTE PERSONALLY AT THE ANNUAL MEETING.

Our proxy statement, annual report to shareholders on Form 10-K and proxy card are available on www.bcbbancorp.com. If you need directions to attend the Annual Meeting and to vote in person, please call us at (201) 823-0700.

By Order of the Board of Directors

/s/ Mark D. Hogan
Mark D. Hogan Chairman of the Board

Bayonne, New Jersey

March 27, 2009

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

PROXY STATEMENT

BCB Bancorp, Inc.

104-110 Avenue C

Bayonne, New Jersey 07002

(201) 823-0700

ANNUAL MEETING OF SHAREHOLDERS

To be Held on April 23, 2009

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of BCB Bancorp, Inc. to be used at the Annual Meeting of Shareholders, which will be held at The Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey 07002, on April 23, 2009, at 10:00 a.m., eastern time, and all adjournments of the annual meeting. The accompanying Notice of Annual Meeting of Shareholders and this Proxy Statement are first being mailed to shareholders on or about March 27, 2009.

At the annual meeting shareholders will vote on the election of four directors, the ratification of the appointment of our independent registered public accounting firm for the year ending December 31, 2009 and such other matters as may properly come before the annual meeting or any adjournments thereof.

REVOCATION OF PROXIES

Shareholders who complete proxies retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the annual meeting and any adjournments thereof. Proxies solicited on behalf of the Board of Directors will be voted in accordance with the directions given thereon. Where no instructions are indicated, validly completed proxies will be voted “FOR” the proposals set forth in this Proxy Statement for consideration at the annual meeting.

Proxies may be revoked by sending written notice of revocation to our Corporate Secretary at the address shown above, the submission of a later dated proxy or by voting in person at the annual meeting. The presence at the annual meeting of any shareholder who had returned a proxy shall not revoke such proxy unless the shareholder delivers his or her ballot in person at the annual meeting or delivers a written revocation to our Corporate Secretary prior to the voting of such proxy.

If your shares of common stock are held in “street name” by a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted at the annual meeting. If you wish to change your voting instructions after you have returned your voting instructions to your broker, bank or other nominee you must contact your broker, bank or other nominee. If you want to vote your shares of common stock held in street name in person at the annual meeting, you will have to get a legal proxy in your name from the broker, bank or other nominee who holds your shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Holders of record of our common stock as of the close of business on March 9, 2009, our record date, are entitled to one vote for each share then held. As of the record date, we had 5,183,731 shares of common stock issued and outstanding. The presence in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present.

Persons and groups who beneficially own in excess of 5% of our common stock are required to file certain reports with the Securities and Exchange Commission (“SEC”) regarding such beneficial ownership. We are aware of one group who beneficially owned in excess of 5% of our common stock on the record date, that being Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02109 owning 268,000 shares or 5.76% of our outstanding common stock. Wellington Management Company LLP is an investment advisor who holds such shares of record on behalf of its clients.

In accordance with New Jersey law, a list of shareholders entitled to vote at the annual meeting shall be made available at the annual meeting.

VOTING PROCEDURES AND METHOD OF COUNTING VOTES

As to the election of directors, the proxy card being provided by the Board of Directors enables a shareholder to vote “FOR” the election of the nominees proposed by the Board of Directors, or to “WITHHOLD AUTHORITY” to vote for the nominees being proposed. Under New Jersey law and our Certificate of Incorporation and Bylaws, directors are elected by a plurality of votes cast, without regard to either broker non-votes, or proxies as to which authority to vote for the nominees being proposed is withheld.

As to the ratification of our independent registered public accounting firm, by checking the appropriate box a shareholder may: (i) vote “FOR” the item; (ii) vote “AGAINST” the item; or (iii) “ABSTAIN” from voting on such item. Under our Certificate of Incorporation and Bylaws, the ratification of this matter shall be determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “ABSTAIN.”

The Board of Directors will designate an inspector of elections.

Regardless of the number of shares of common stock owned, it is important that holders of a majority of the shares of our common stock be represented by proxy or present in person at the annual meeting. Shareholders are requested to vote by completing the enclosed proxy card and returning it signed and dated in the enclosed postage-paid envelope. Shareholders are urged to indicate their vote in the spaces provided on the proxy card. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS GIVEN ON THE PROXY. WHERE NO INSTRUCTIONS ARE INDICATED, SIGNED PROXIES WILL BE VOTED “FOR” EACH OF THE PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING.

PROPOSAL I - ELECTION OF DIRECTORS

Our Board of Directors is currently composed of 11 members and is divided into three classes, with one class of directors elected each year. Our directors will generally be elected to serve for a three-year period and until their respective successors have been elected and qualified. Four directors will be elected at the annual meeting, each to serve for a three-year period and until his successor has been elected and shall qualify. The Board of Directors has nominated Joseph Lyga, Alexander Pasiechnik, Joseph Tagliareni and Thomas M. Coughlin for election as directors at the annual meeting. Each nominee of the Board of Directors has consented to being named in this Proxy Statement.

The table below sets forth certain information, as of March 9, 2009, regarding the composition of our Board of Directors, including the terms of office of Board members, and information regarding our executive officers and the executive officers of BCB Community Bank (formerly Bayonne Community Bank), our principal operating subsidiary. It is intended that the proxies solicited on behalf of the Board of Directors (other than proxies in which the vote is withheld as to the nominee) will be voted at the annual meeting for the election of the nominees identified below. If a nominee is unable to serve, the shares represented by proxies will be voted for the election of such substitute as the Board of Directors may recommend. At this time, the Board of Directors knows of no reason why any of the nominees might be unable to serve, if elected. Except as indicated herein, there are no arrangements or understandings between the nominee and any other person pursuant to which such nominee was selected. None of the shares beneficially owned by directors, executive officers or nominees to the Board of Directors have been pledged as security or collateral for any loans.

Name	Position(s) Held With the Company or the Bank	Age At Record Date	Director Since(1)	Current Term Expires	Shares Beneficially Owned(2)		Percent of Class(2)
NOMINEES
Joseph Lyga	Director	49	2000	2008	92,498	(3)	1.9%
Alexander Pasiechnik	Director	47	2000	2008	95,366	(4)	1.9
Joseph Tagliareni	Director	54	2006	2008	32,926	(5)	*
Thomas M. Coughlin	Chief Operating Officer and Director	49	2002	2008	156,174	(6)	3.2
CONTINUING DIRECTORS
Judith Q. Bielan	Director	44	2000	2009	120,489	(7)	2.5
James E. Collins	Senior Lending Officer and Director	60	2003	2009	163,271	(8)	3.3
Mark D. Hogan	Chairman of the Board	43	2000	2009	202,658	(9)	4.1
Robert Ballance	Director	50	2000	2010	112,973	(10)	2.3
Joseph J. Brogan	Director	70	2000	2010	236,070	(11)	4.8
Donald Mindiak	President, Chief Executive Officer, Chief Financial Officer and Director	50	2000	2010	149,357	(12)	3.1
Dr. August Pellegrini, Jr.	Director	49	2000	2010	102,281	(13)	2.1
EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
Amer Saleem	Vice President	54	N/A	N/A	9,184	(14)	*
All directors and executive officers as a group (12 persons)	N/A	N/A	N/A	N/A	1,473,247		30.1%

*	Less than 1%.
(1)	Includes service as a director of BCB Community Bank.
(2)	Includes shares underlying options that are exercisable within 60 days from the record date.
(3)	Mr. Lyga has sole voting and dispositive power over 68,838 shares, shared voting and dispositive power over 1,040 shares with his spouse and shared voting and dispositive power over 379 shares with his child. Includes 22,243 shares underlying options exercisable within 60 days from the record date.
(4)	Mr. Pasiechnik has sole voting and dispositive power over 83,960 shares. Includes 11,406 shares underlying options exercisable within 60 days from the record date.
(5)	Mr. Tagliareni has sole voting and dispositive power over 18,920 shares, shared voting and dispositive power over 10,966 shares with his spouse and shared voting and dispositive power over 1,040 shares with his children. Includes 2,000 shares underlying options exercisable within 60 days from the record date.
(6)	Mr. Coughlin has sole voting and dispositive power over 134,660 shares. Includes 21,514 shares underlying options exercisable within 60 days from the record date.
(7)	Ms. Bielan has sole voting and dispositive power over 77,768 shares, shared voting and dispositive power over 6,297 shares with her spouse and shared voting and dispositive power over 1,890 shares with her children. Includes 34,534 shares underlying options exercisable within 60 days from the record date.
(8)	Mr. Collins has sole voting and dispositive power over 126,028 shares, shared voting and dispositive power over 851 shares with his spouse and shared voting and dispositive power over 3,441 shares with his children. Includes 32,951 shares underlying options exercisable within 60 days from the record date.
(9)	Mr. Hogan has sole voting and dispositive power over 185,055 shares, shared voting and dispositive power over 15,615 shares with his spouse and shared voting and dispositive power over 1,988 shares with his children. Includes no shares underlying options exercisable within 60 days from the record date.
(10)	Mr. Ballance has sole voting and dispositive power over 74,268 shares, shared voting and dispositive power over 953 shares with his spouse and shared voting and dispositive power over 2,494 shares with his children. Includes 35,258 shares underlying options exercisable within 60 days from the record date.
(11)	Mr. Brogan has sole voting and dispositive power over 117,101 shares, shared voting and dispositive power over 11,181 shares with his spouse and shared voting and dispositive power over 99,196 shares with his grandchildren. Includes 8,592 shares underlying options exercisable within 60 days from the record date.
(12)	Mr. Mindiak has sole voting and dispositive power over 107,516 shares, shared voting and dispositive power over 2,950 shares with his spouse and shared voting and dispositive power over 1,811 shares with his child. Includes 37,080 shares underlying options exercisable within 60 days from the record date.
(13)	Dr. Pellegrini has sole voting and dispositive power over 67,167 shares. Includes 35,114 shares underlying options exercisable within 60 days from the record date.
(14)	Mr. Saleem has sole voting and dispositive power over 2,385 shares and shared voting and dispositive power over 945 shares with his spouse. Includes 5,854 shares underlying options exercisable within 60 days from the record date.

Biographical Information Regarding Directors, Executive Officers and Nominees

Set forth below is biographical information regarding our directors and executive officers. Unless otherwise noted, each director has held the indicated position for at least five years.

Directors

Robert Ballance, 50, is a Battalion Chief with the Bayonne Fire Department and the owner of Bob’s Carpet located in Bayonne. Mr. Ballance is a director of the Bayonne Fire Exempt Association; a member of the Bayonne Elks B.P.O.E.; and has served as the Treasurer of Bayonne Fire Department Local #11. Mr. Ballance attended Saint Vincent DePaul Grammar School and Marist High School in Bayonne.

Judith Q. Bielan, Esq., 44, is an attorney practicing law for 18 years. Ms. Bielan currently owns her own law firm, Bielan, Miklos, Makrogiannis, P.C., which she formed in 1996. Ms. Bielan was a partner with Cavanaugh and Bielan, P.C. from 1993 to 1996, and associated with the firm of Schumann, Hanlon, O’Connor and McCrossin from 1989 to 1993. She is a member of the New York and New Jersey State Bars as well as the incoming President of the Hudson County Bar Association. Ms. Bielan serves on the Hudson County Bar Association’s Family Law Committee and serves as Vice Chair on the Board of Trustees of Holy Family Academy of Bayonne. She also coaches Bayonne PAL Intermediate Elementary School and Holy Family Academy. In addition, she holds degrees from Montclair State College and Seton Hall Law School.

Joseph J. Brogan, 70, has over 45 years of experience in the insurance industry and is the founder of Brogan Insurance Agency located in Bayonne. Mr. Brogan is the former head of the State Farm Agents Association and is a current member of the Knights of Columbus and the Fraternal Order of Elks. Mr. Brogan attended Saint Aloysius Grammar School, Jersey City, and Seton Hall Preparatory School, has received a B.S. from Saint Peter’s College and attended graduate school at Fordham and New Jersey City University.

James E. Collins, 60, is Senior Lending Officer of BCB Community Bank, and has worked in the banking industry since 1972. He is the former Vice President of Lending at First Savings Bank of New Jersey and served as that bank’s Community Reinvestment Officer and as a member of the Budget, Asset and Liability, Asset Classification and Loan Committees. In addition, Mr. Collins has served as Treasurer of the Bayonne Chamber of Commerce, as the past President of Ireland’s 32 and as citywide director for Bayonne’s C.Y.O. Sports Programs. Currently, Mr. Collins serves as a Trustee for the Bayonne Education Foundation and is currently a member of the Directorate of Marist High School in Bayonne. Mr. Collins attended St. Mary’s, Our Lady Star of the Sea Elementary School and Marist High School, received a B.S. from St. Peter’s College and attended graduate school at the Institute for Financial Education. Mr. Collins is a certified Real Estate Appraiser and a member of the Review Appraisers Association.

Thomas M. Coughlin, 49, is Chief Operating Officer of BCB Bancorp, Inc. and BCB Community Bank, and has been employed in the banking industry for 21 years. He was previously Chief Financial Officer of BCB Bancorp, Inc. and BCB Community Bank. Mr. Coughlin was formerly Vice President of Chatham Savings Bank and, prior to that, Controller and Corporate Secretary of First Savings Bank of New Jersey. While at First Savings Bank of New Jersey, Mr. Coughlin served in various capacities on several executive managerial committees, including, but not limited to, the Budget, Asset/Liability and Loan Review Committees. Mr. Coughlin, who received his CPA designation in 1982, is the past President of the American Heart Association and has served as Trustee of D.A.R.E. and the Bayonne P.A.L. Mr. Coughlin attended Saint Vincent DePaul Grammar School and Bayonne High School, and received a B.S. degree from Saint Peter’s College.

Mark D. Hogan, C.P.A., 43, is a sole practitioner with an office located in Bayonne. In addition, Mr. Hogan is a registered representative providing financial planning for his clientele. Mr. Hogan has achieved the following licenses and designations: NASD Series 7, 24 and 63, New Jersey Life and Health Insurance broker, New Jersey Property and Casualty Insurance broker. Mr. Hogan attended Saint Peter’s Preparatory School and received a B.S. degree in Finance from Pace University. He is a member of the New Jersey Society of Certified Public Accountants. Mr. Hogan serves as the Chairman of the Board of Directors of BCB Bancorp, Inc. and BCB Community Bank.

Joseph Lyga, 49, has served on the Bayonne Fire Department since 1985, having achieved the rank of Fire Captain. In addition, Mr. Lyga has been a self-employed contractor for the last 23 years. Mr. Lyga has served as President and Secretary/State Delegate of the Bayonne Fire Department Local #211 and has served as President, Vice President, Secretary and Treasurer of the Bayonne Fire Department Local #11. Mr. Lyga is also a member of the Sicilian Citizens Club and the Friends of Nick Capodice. Mr. Lyga attended Saint Mary’s, Our Lady Star of the Sea Elementary School, Marist High School, New Jersey City University and the Chubb Institute where he studied computer programming and network design.

Donald Mindiak, 50, has been employed in the banking industry for over 30 years and has been President and Chief Executive Officer of BCB Community Bank since October 1999 and BCB Bancorp, Inc. since May 2003. He was named Chief Financial Officer of BCB Bancorp, Inc. and BCB Community Bank in May of 2007. Before joining BCB Community Bank, he was employed by Summit Bank as a Manager of Strategic Planning and Support. Prior to his employment at Summit Bank, Mr. Mindiak was employed at First Savings Bank of New Jersey in Bayonne. During his tenure at First Savings Bank of New Jersey, he served as Treasurer and prior to that position as Controller. Mr. Mindiak served as an active member of the Asset/Liability, Budget, Investment and Rate Setting Committees while at First Savings Bank of New Jersey and was the former Chairman of the Asset Classification Committee. Mr. Mindiak serves as a member of the Board of Governors of the NJ Bankers Association as well as Treasurer for the Community Bankers Association of New Jersey. In addition, Mr. Mindiak serves on the Board of All Saints Catholic Academy Elementary School in Bayonne. Mr. Mindiak received a B.A. degree in Chemistry from Rutgers, Newark College of Arts and Sciences and an M.B.A. degree in Finance from Fairleigh Dickinson University.

Alexander Pasiechnik, 47, is President and Chief Executive Officer of Victoria T.V. Sales and Appliances. Mr. Pasiechnik was born in Bayonne and attended Saint Mary’s, Our Lady Star of the Sea Elementary School, Marist High School, and Saint Peter’s College.

Dr. August Pellegrini, Jr., 49, has practiced general dentistry in Bayonne for 23 years. He has served as President of both the New Jersey Dental Association and the Hudson County Dental Society. A former board member of the New Jersey Foundation for Dentistry for Persons with Disabilities, Dr. Pellegrini currently serves as the Director of Clinics for the New Jersey Dental School and is an Assistant Professor in the Department of Restorative Dentistry as well. Dr. Pellegrini is a graduate of Temple University School of Dentistry, Rutgers College, Marist High School and Horace Mann Grammar School.

Joseph Tagliareni, 54, is the President and Chief Executive Officer of J&J Printing, located in Bayonne, and has over thirty years of printing experience. Mr. Tagliareni is a member of many civic organizations including: the Bayonne Chapter of UNICO National, the Knights of Columbus, the United Christians and Jews Association, the Bayonne Chamber of Commerce, Mr. Tagliareni is the Vice President and a board member of the Bayonne Family YMCA and serves on the school board All Saints Catholic Academy Elementary School. Mr. Tagliareni is a committeeman for the First Ward in Bayonne. Mr. Tagliareni attended Lincoln School and Bayonne High School. Mr. Tagliareni was a member of our Board of Directors from 2003 through 2004.

Executive Officer who is not a Director

The following is biographical information regarding our executive officer of BCB Community Bank who is not a director. The named officer has held the indicated position for at least five years.

Amer Saleem, 54, is a Vice President of Commercial Lending of BCB Community Bank. Prior to joining BCB Community Bank in 2002, Mr. Saleem was an Assistant Vice President of Commercial Lending of 1st Constitution Bank, Cranbury, New Jersey. Mr. Saleem holds a B.A. degree in Economics, Diploma in Accounting from City of London Polytechnic, London, England and an M.B.A. degree in Finance from Long Island University, New York. Mr. Saleem has over 20 years of banking experience, specializing in commercial lending. Mr. Saleem is a member of the Officers’ Lending Committee.

Board Independence

The Board of Directors has determined that, except as to Messrs. Collins, Coughlin and Mindiak, each member of the Board of Directors is an “independent director” within the meaning of the Nasdaq corporate governance listing standards. Messrs. Collins, Coughlin and Mindiak are not considered independent because they are executive officers of BCB Bancorp, Inc. or BCB Community Bank.

The Board of Directors has also determined that each member of the Audit Committee of the Board meets the independence requirements applicable to that committee prescribed by the NASDAQ Marketplace Rules, the SEC and the Internal Revenue Service. There were no transactions not required to be reported under “—Transactions With Certain Related Person” that were considered in determining the independence of our directors.

Meetings and Committees of the Board of Directors

Our Board of Directors meets on a monthly basis and may hold additional special meetings. Our standing committees include the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. BCB Community Bank’s standing committees include an Asset/Liability Management Committee, a Loan Committee, an Investment Committee and a Budget Committee. During the year ended December 31, 2008, our board of directors held 12 regular meetings and two special meetings. No director attended fewer than 75%, in the aggregate, of the total number of board meetings held and the total number of committee meetings in which he or she served during fiscal 2008. During the year ended December 31, 2008, the board of directors of the Holding Company, BCB Bancorp, Inc., held 12 regular meetings and five special meetings. No director attended fewer than 75%, in the aggregate, of the total number of board meetings held and the total number of committee meetings in which he or she served during fiscal 2008. At last year’s annual meeting all directors were in attendance.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Directors Ballance, Lyga and Pellegrini. Each member of the Nominating and Corporate Governance Committee is considered “independent” as defined in the Nasdaq corporate governance listing standards. Our Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee and the charter was last distributed to shareholders as part of the proxy statement for the year ended December 31, 2006. The charter has not been amended. The full board of directors, acting as the Nominating and Corporate Governance Committee met one time during 2008.

The functions of the Nominating and Corporate Governance Committee include the following:

•	to lead the search for individuals qualified to become members of the Board of Directors and to select director nominees to be presented for shareholder approval;

•	to review and monitor compliance with the requirements for board independence;

•	to review the committee structure and make recommendations to the Board of Directors regarding committee membership;

•	to develop and recommend to the Board of Directors for its approval corporate governance guidelines; and

•	to develop and recommend to the Board of Directors for its approval a self-evaluation process for the Board of Directors and its committees.

The Nominating and Corporate Governance Committee identifies nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to our business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining new perspectives. If any member of the Board of Directors does not wish to continue in service, or if the Nominating and Corporate Governance Committee of the Board of Directors decides not to re-nominate a member for re-election, or if the size of the Board of Directors is increased, the Nominating and Corporate Governance Committee would solicit suggestions for director candidates from all board members. In addition, the Nominating and Corporate Governance Committee is authorized by its charter to engage a third party to assist in the identification of director nominees. The Nominating and Corporate Governance Committee would seek to identify a candidate who at a minimum satisfies the following criteria:

•	has the highest personal and professional ethics and integrity and whose values are compatible with ours;

•	has had experiences and achievements that have given them the ability to exercise and develop good business judgment;

•	is willing to devote the necessary time to the work of the Board of Directors and its committees, which includes being available for board and committee meetings;

•	is familiar with the communities in which we operate and/or is actively engaged in community activities;

•	is involved in other activities or interests that do not create a conflict with their responsibilities to us and our shareholders; and

•	has the capacity and desire to represent the balanced, best interests of our shareholders as a group, and not primarily a special interest group or constituency.

The Nominating and Corporate Governance Committee will also take into account whether a candidate satisfies the criteria for “independence” under the Nasdaq corporate governance listing standards, and if a nominee is sought for service on our Audit Committee, the financial and accounting expertise of a candidate, including whether an individual qualifies as an audit committee financial expert.

Procedures for the Shareholder Recommendations for the Nomination of Directors

Our Board of Directors has adopted procedures for the submission of director nominees by shareholders. If a determination is made that an additional candidate is needed for the Board of Directors, the Nominating and Corporate Governance Committee will consider candidates submitted by our shareholders. Shareholders can submit the names of candidates for director by writing to our Corporate Secretary, at 104-110 Avenue C, Bayonne, New Jersey 07002. The Chairman of the Board must receive a submission not less than 90 days prior to the anniversary date of our proxy materials for the preceding year’s annual meeting. If the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, the shareholder’s suggestion must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made. The submission must include the following information:

•

the name and address of the shareholder as they appear on our records, and number of shares of our common stock that are owned beneficially by such shareholder (if the shareholder is not a holder of record, appropriate evidence of the shareholder’s ownership will be required);

•

the name, address and contact information for the candidate, and the number of shares of our common stock that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the shareholder’s ownership should be provided);

•	a statement of the candidate’s business and educational experience;

•	such other information regarding the candidate as would be required to be included in the proxy statement pursuant to SEC Regulation 14A;

•	a statement detailing any relationship between the candidate and us;

•	a statement detailing any relationship between the candidate and any of our customers, suppliers or competitors;

•	detailed information about any relationship or understanding between the proposing shareholder and the candidate; and

•	a statement that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

There have been no material changes to these procedures since they were previously disclosed in our proxy statement for the 2008 Annual Meeting of Shareholders.

We have no written procedural or informational requirements for the presentation of a shareholder nomination at the Annual Meeting of Shareholders. It is expected that any person making a shareholder nomination at the annual meeting will provide the information set forth above regarding themselves and the proposed nominee.

Shareholder Communications with the Board

A shareholder who wants to communicate with our Board of Directors or with any individual director can write to our President and Chief Executive Officer, 104-110 Avenue C, Bayonne, New Jersey 07002, Attention: Board Administration. The letter should indicate that the author is a shareholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, management will:

•	forward the communication to the director or directors to whom it is addressed;

•	attempt to handle the inquiry directly, for example where it is a request for information about the company or it is a stock-related matter; or

•	not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

At each Board of Directors meeting, management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors.

Code of Ethics

We have adopted a code of ethics that is applicable to our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics has been filed as an exhibit to the Annual Report on Form 10-K.

The Audit Committee

The Audit Committee consists of directors Hogan, Bielan, Brogan and Pellegrini. Each current member of the Audit Committee is considered “independent” as defined in the Nasdaq corporate governance listing standards and under SEC Rule 10A-3. The duties and responsibilities of the Audit Committee include, among other things:

•	retaining, overseeing and evaluating a firm of independent certified public accountants to audit the annual financial statements;

•	in consultation with the independent registered public accounting firm and the internal auditor, reviewing the integrity of our financial reporting processes, both internal and external;

•	approving the scope of the audit in advance;

•	reviewing the financial statements and the audit report with management and the independent registered public accounting firm;

•	considering whether the provision by the external auditors of services not related to the annual audit and quarterly reviews is consistent with maintaining the auditor’s independence;

•	reviewing earnings and financial releases and quarterly reports filed with the SEC;

•	consulting with the internal audit staff and reviewing management’s administration of the system of internal accounting controls;

•	approving all engagements for audit and non-audit services by the independent registered public accounting firm; and

•	reviewing the adequacy of the audit committee charter.

The Audit Committee met seven times during 2008. The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee reports to the Board of Directors on its activities and findings. The Board of Directors believes that Mr. Hogan qualifies as an “audit committee financial expert” as that term is used in the rules and regulations of the SEC.

Audit Committee Report

In accordance with SEC regulations, the Audit Committee has prepared the following report. As part of its ongoing activities, the Audit Committee has:

•	Reviewed and discussed with management our audited consolidated financial statements for the year ended December 31, 2008;

•	Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended; and

•

Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with the independent registered public accounting firm their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2008 to be filed with the SEC. In addition, the Audit Committee approved the appointment of Beard Miller Company LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009, subject to the ratification of the appointment by our shareholders.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

The Audit Committee:

Mark D. Hogan, (Chairman)

Judith Q. Bielan

Joseph Brogan

Dr. August Pellegrini, Jr.

The Audit Committee has approved a list of procedures for the engagement of outside auditors to perform non-audit tasks. The following services cannot be provided by the auditor: financial information systems design and implementation; internal audit outsourcing; appraisal or valuation services, fairness opinions, and contribution in kind reports; management functions or human resources; bookkeeping; broker or dealer or investment banking services; legal services unrelated to the audit; actuarial services; and services determined by the Audit Committee to be impermissible. All permissible non-audit services must be pre-approved by the Audit Committee. The authority to approve audit and non-audit services may be delegated by the committee to one or more of its members, provided that any delegated approvals must be reported to the full Audit Committee and all approvals of non-audit services will be disclosed in our periodic reports.

Section 16(a) Beneficial Ownership Reporting Compliance

Our common stock is registered pursuant to Section 12(b) of the Exchange Act. Executive officers, directors and 10% beneficial owners are required to file beneficial ownership reports with the SEC disclosing beneficial ownership and changes in beneficial ownership of our common stock. SEC rules require disclosure in our Proxy Statement and Annual Report on Form 10-K of the failure of an executive officer, director or 10% beneficial owner to file such forms on a timely basis. Based on our review of such ownership reports, we believe that no officer or director failed to timely file such ownership reports for the fiscal year ended December 31, 2008.

Compensation Committee

During the fiscal year ended December 31, 2008, the Compensation Committee, which consisted of Robert Ballance, Judith Q. Bielan, Joseph Brogan, Mark D. Hogan, Joseph Lyga and Alexander Pasiechnik, met three times to review the performance of the executive officers and determine compensation programs and adjustments. Each member of the Compensation Committee is considered “independent” as defined in the Nasdaq corporate governance listing standards. The Board of Directors has adopted a written charter for the Compensation Committee. Messrs. Mindiak, Coughlin and Collins do not participate in the Board of Directors determination of their respective compensation as executive officers.

Roles and Responsibilities. The primary purpose of the Compensation Committee is to conduct reviews of our general executive compensation policies and strategies in order to oversee and evaluate our overall compensation structure and programs. Direct responsibilities include, but are not limited to:

•

Evaluating and approving goals and objectives relevant to compensation of the chief executive officer and other executive officers, and evaluating the performance of the executives in light of those goals and objectives;

•	Determining and approving the compensation level for the chief executive officer;

•	Determining and approving compensation levels of other key executive officers; and

•	Recommending to the Board compensation policies for outside directors.

The Compensation Committee approves the compensation paid to the Chief Executive officer and our other executive officers. The performance of the Chief Executive Officer is reviewed annually by the Committee. The Chief Executive Officer presents annually to the Committee his assessment of the performance of the other executive officers and his recommendations for their salary adjustments and performance awards. The Committee exercises its discretion in determining the levels of compensation to be paid to those executives.

The Compensation Committee approves equity compensation awards to all our officers. The Committee has given the Chief Executive Officer the authority to determine the non-equity compensation of all of our officers other than those officers mentioned in the preceding paragraph.

Performance evaluations are generally measured on criteria applicable to us as a whole and to specific responsibilities of each executive. Criteria considered include earnings, return on equity, return on assets, asset quality, capital management, risk management, franchise expansion, corporate governance, expertise and general management skills, and each executive’s contribution to our successful operation. These criteria are evaluated not only on current year performance, but also on the trend of performance over the past few years and within the context of unusual operating and performance issues. Also, taken into consideration are factors outside of the control of management, such as the state of the economy, the interest rate environment, regulatory mandates and competition.

Strict numerical formulas are not used to determine changes in compensation, instead, the factors as set forth above are utilized in the decision process.

Executive Compensation

Summary Compensation Table. The following table shows the compensation of Donald Mindiak, our principal executive and financial officer and our two highest compensated executive officers who received total compensation of at least $100,000 for services to us or any of our subsidiaries during the year ended December 31, 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($) (1)	Change in pension value and non- qualified deferred compensation earnings ($)	All other compensation ($) (2)(3)(4)	Total ($)
Donald Mindiak	2008	$156,000	$70,000	$—	$—	$—	$—	$11,240	$237,240
President, Chief Executive Officer, Chief Financial Officer and Director	2007	$150,000	$65,000	$—	$—	$—	$—	$5,990	$220,990
James E. Collins	2008	$127,400	$55,000	$—	$—	$—	$—	$10,096	$192,496
Senior Lending Officer and Director	2007	$122,500	$50,000	$—	$—	$—	$—	$3,203	$175,703
Thomas M. Coughlin	2008	$124,800	$70,000	$—	$—	$—	$—	$9,992	$204,792
Chief Operating Officer and Director	2007	$120,000	$65,000	$—	$—	$—	$—	$4,242	$189,242

(1)	Loan production incentive compensation based on total dollar value of loan closings.
(2)	Employer matching 401-K contribution for 2008 and 2007.
(3)	For the years ended December 31, 2008 and 2007, the named executive officers did not receive perquisites or personal benefits, which exceeded $10,000.
(4)	Includes a retainer to each of Messrs. Mindiak, Collins and Coughlin in the amount of $5,000 each for 2008.

Change in Control Agreements. BCB Bancorp, Inc. and BCB Community Bank have entered into change in control agreements with each of the Named Officers. These agreements provide certain benefits in the event of a change in control of BCB Bancorp or BCB Community Bank. Each of the agreements provides for a term of 36 months. Commencing on December 1, 2009, and continuing each anniversary date thereafter, the change in control agreement automatically renews for an additional year unless advance written notice of non-renewal is provided to the Named Officer. The change in control agreements enable BCB Bancorp, Inc. and BCB Community Bank to offer to the Named Officers certain financial protection in the event of a change in control (as defined in the agreements). This type of protection is frequently offered by other financial institutions, and BCB Bancorp, Inc. and BCB Community Bank may be at a competitive disadvantage in attracting and retaining key employees if they do not offer similar protection.

Following a change in control of BCB Bancorp, Inc. or BCB Community Bank, the Named Officers are entitled to payment under their agreements even if the Named Officer’s employment does not terminate as a result of the change in control. In the event that a Named Officer who is a party to a change in control agreement is entitled to receive payments pursuant to the agreement, he will receive a cash lump sum payment equal to 2.999 times the Named Officer’s average annual compensation for services performed for BCB Bancorp, Inc. and BCB Community Bank that was includible in gross income for the most recent five taxable years ending before the date of the change in control. Such payment is subject to applicable withholding taxes. The lump sum payments under the change in control agreements are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code.

In addition to the lump sum payment, the Named Officers are entitled to receive non-taxable health coverage for themselves and their dependents, at a level that is comparable to the health benefits provided immediately before the change in control, at no cost to the Named Officers for a period of 36 months from the date of the change in control. The value of the health benefits could cause an excess parachute payment under Section 280G of the Internal Revenue Code. To the extent the Named Officers experience an excess parachute payment, BCB Bancorp, Inc. and BCB Community Bank shall pay each Named Officer, pursuant to a written agreement, an amount equal to the Named Officer’s tax liability that results from the excess parachute payment. The Board believes that these agreements are in the best interests of BCB Bancorp, Inc. and BCB Community Bank because they provide a further incentive for the Named Officers to achieve successful results in the management and operation of BCB Bancorp, Inc. and BCB Community Bank.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to our outstanding equity awards as of December 31, 2008 for our named executive officers. All of the options granted became fully vested on December 31, 2005.

Outstanding Equity Awards at Fiscal Year-End

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Donald Mindiak	11,094	—	—	$5.29	7-8-2012
President, Chief Executive Officer, Chief Financial Officer and Director	14,580	—	—	9.34	8-14-2013
	11,406	—	—	11.84	8-11-2014
James E. Collins	5,844	—	—	5.29	7-8-2012
Senior Lending Officer and Director	15,701	—	—	9.34	8-14-2013
	11,406	—	—	11.84	8-11-2014
Thomas M. Coughlin	3,834	—	—	15.65	7-8-2012
Chief Operating Officer and Director	9,287	—	—	15.65	8-14-2013
	8,393	—	—	15.65	8-11-2014

During the year ended December 31, 2008 there were no grants of plan-based awards for our named executive officers. We did not provide any pension benefits at and for the year ended December 31, 2008 for the named executive officers. We did not provide any defined contribution or other nonqualified deferred compensation plans at and for the year ended December 31, 2008 for the named executive officers.

401(k) Plan. BCB Community Bank sponsors a 401(k) plan. Employees are eligible to participate in the plan upon completion of one year of service with BCB Community Bank. The Plan allows a participant to contribute from 1% to 15% of his or her annual salary, provided that the contribution does not exceed an indexed dollar amount set by the Internal Revenue Service, which was $15,500 for 2008. In addition, BCB Community Bank may make (i) discretionary qualified non-elective contributions and/or (ii) discretionary profit-sharing contributions to the 401(k) plan, both of which will be allocated to a participant’s individual account based on the ratio his or her compensation bears to the total compensation of all participants. A participant is 100% vested in his or her elective deferrals and the qualified non-elective contributions that were allocated to his or her account. However, BCB Community Bank’s profit-sharing contributions that were allocated to a participant’s account will become vested at the rate of 20% per year, starting upon completion of two years of credited service, and will be fully vested upon completion of six years of credited service. Generally, vested plan benefits will be distributed upon a participant’s termination of employment.

Benefit Plans

2003 Stock Option Plan. Our 2003 Stock Option Plan provided for the grant of options to purchase 358,910 shares of common stock, adjusted for stock dividends. Pursuant to the 2003 Stock Option Plan, no options were granted to non-employee directors in 2008. The term of the options is ten years from the date of grant, and the number of shares subject to awards will be adjusted in the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination or exchange of shares or other change in our corporate structure. The stock options granted vested 100% upon grant. To the extent described below, the awards include an equal number of reload options (“Reload Options”), limited stock appreciation rights (“Limited Rights”) and dividend equivalent rights (“Dividend Equivalent Rights”). A Limited Right gives the option holder the right, upon a change in our control, to receive the excess of the market value of the shares represented by the Limited Rights on the date exercised over the exercise price. The Limited Rights are subject to the same terms and conditions as the stock options. Payment upon exercise of Limited Rights will be in cash, or in the event of a merger transaction, for shares of the acquiring corporation or its parent, as applicable. Limited Rights have been granted to employees only. The Dividend Equivalent Rights entitle the option holder to receive an amount of cash at the time that certain extraordinary dividends are declared equal to the amount of the extraordinary dividend multiplied by the number of options that the person holds. For these purposes, an extraordinary dividend is defined as any dividend where the rate of dividend exceeds our weighted average cost of funds on interest-bearing liabilities for the current and preceding three quarters. The Reload Options entitle the option holder, who has delivered shares that he or she owns as payment of the exercise price for option stock, to a new option to acquire additional shares equal in amount to the shares he or she has delivered. Reload Options may also be granted to replace option shares retained by the employer for payment of the option holder’s withholding tax. The option price at which additional shares of stock can be purchased by the option holder through the exercise of a Reload Option is equal to the market value of the previously owned stock at the time it was surrendered. The option period during which the Reload Option may be exercised expires at the same time as that of the original option that the holder has exercised.

2002 Stock Option Plan. Our 2002 Stock Option Plan provided for the grant of options to purchase 241,980 shares of common stock, adjusted for stock dividends. Pursuant to the 2002 Stock Option Plan, no options were granted to non-employee directors in 2008. The term of the options is ten years from the date of grant, and the number of shares subject to awards will be adjusted in the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination or exchange of shares or other change in our corporate structure. The stock options granted vest at the rate of 20% per year. To the extent described below, the awards include an equal number of reload options (“Reload Options”), limited stock appreciation rights (“Limited Rights”) and dividend equivalent rights (“Dividend Equivalent Rights”). A Limited Right gives the option holder the right, upon a change in our control, to receive the excess of the market value of the shares represented by the Limited Rights on the date exercised over the exercise price. The Limited Rights are subject to the same terms and conditions as the stock options. Payment upon exercise of Limited Rights will be in cash, or in the event of a merger transaction, for shares of the acquiring corporation or its parent, as applicable. Limited Rights have been granted to employees only. The Dividend Equivalent Rights entitle the option holder to receive an amount of cash at the time that certain extraordinary dividends are declared equal to the amount of the extraordinary dividend multiplied by the number of options that the person holds. For these purposes, an extraordinary dividend is defined as any dividend where the rate of dividend exceeds our weighted average cost of funds on interest-bearing liabilities for the current and preceding three quarters. The Reload Options entitle the option holder, who has delivered shares that he or she owns as payment of the exercise price for option stock, to a new option to acquire additional shares equal in amount to the shares he or she has delivered. Reload Options may also be granted to replace option shares retained by the employer for payment of the option holder’s withholding tax. The option price at which additional shares of stock can be purchased by the option holder through the exercise of a Reload Option is equal to the market value of the previously owned stock at the time it was surrendered. The option period during which the Reload Option may be exercised expires at the same time as that of the original option that the holder has exercised.

In December 2005, in response to changes in the accounting of limited rights and other cash settlement features set forth in the 2003 Stock Option Plan and the 2002 Stock Option Plan, both stock option plans were amended to eliminate the ability to award limited rights, to eliminate outstanding limited rights with the consent of the award recipient, to eliminate the right to receive a cash settlement of an option following a transaction in which our shareholders are to receive securities that are not registered under the Securities Act of 1933, and to provide that no provision of the plan shall operate to require the cash settlement of a stock option in circumstances that are not in our discretion.

Director Compensation

Directors’ Summary Compensation Table. Set forth below is summary compensation for each of our non-employee directors for the year ended December 31, 2008. During the year ended December 31, 2008, we did not provide any stock awards or option grants to our directors. Furthermore, we do not provide any non-equity incentive plan compensation or pension compensation to our directors.

Director Compensation

Name	Fees earned or paid in cash ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($) (1)	Total ($) (2)
Mark D. Hogan	$40,500	—	—	$40,500
Robert Ballance	$38,500	—	—	$38,500
Judith Q. Bielan	$38,000	—	—	$38,000
Joseph Brogan	$36,000	—	—	$36,000
Joseph Lyga	$37,750	—	—	$37,750
Alexander Pasiechnik	$41,500	—	—	$41,500
Dr. August Pellegrini, Jr.	$33,250	—	—	$33,250
Joseph Tagliareni	$40,000	—	—	$40,000

(1)	For the year ended December 31, 2008, no director received perquisites or personal benefits, which exceeded $10,000.
(2)	For a list of the total outstanding stock options for each director, please see the beneficial stock ownership table.

During the year ended December 31, 2008, we did not pay board fees but BCB Community Bank’s Board of Directors received fees totaling $305,500. Directors received fees of between $33,250 and $41,500 based on their tenure. Directors Collins, Coughlin and Mindiak, as members of executive management, do not receive directors’ fees.

Deferred Compensation Plan for Directors. The Board of Directors of BCB Community Bank adopted the 2005 Director Deferred Compensation Plan (the “2005 Deferred Plan”), which became effective on October 1, 2005. The 2005 Deferred Plan is designed to comply with the requirements of Internal Revenue Code Section 409A. Pursuant to the 2005 Deferred Plan, directors of BCB Community Bank may elect to defer, on a pre-tax basis, receipt of all or any portion of the fees and retainers received for their service on the Board of Directors and on committees of the Board of Directors, but only to the extent such amounts are attributable to services not yet performed. BCB Community Bank credits the deferred amounts to a bookkeeping account. Interest is paid on such deferred amounts at a rate equal to the rate payable on BCB Community Bank’s highest paying time deposit, as determined as of the first day of each month, or as adjusted from time to time. BCB Community Bank may establish a rabbi trust to which BCB Community Bank may deposit such deferrals and interest, but such deposits shall remain subject to the claims of BCB Community Bank’s creditors.

Directors may make a deferral election during the first 30 days of becoming eligible to participate in the 2005 Deferred Plan with respect to amounts earned that year, specifying the amount deferred and the time and form of payment. Deferral amounts continue in effect until the director files a notice of adjustment with BCB Community Bank. In addition, if the amount of director fees and/or retainers is increased, the director may increase the amount of his deferral by filing a notice of adjustment with BCB Community Bank. Such adjustments take effect as of January 1 following the date the notice is given to BCB Community Bank. Such deferral election is irrevocable with respect to the calendar year for which it is filed, provided, however, that a director may delay distributions or modify a previous deferral election if: (i) the new deferral election is not effective for 12 months, (ii) the original distribution date is at least 12 months from the date of the change in the election, and (iii) the new distribution date must be at least five years after the original distribution date.

Deferred fees will be paid out on the director’s benefit age as designated by the director in his or her deferral election form or upon the director’s death, disability or separation from service as a director of BCB Community Bank, if such date is earlier than his or her designated benefit age. Distributions may also be made earlier than the director’s designated benefit age if the distribution is necessary to satisfy a financial hardship, as defined in Internal Revenue Code Section 409A. At the election of the director, the distribution may be paid out in a lump sum or in equal annual installments over a period not to exceed ten years.

Related Party Transactions

BCB Community Bank leases its 860 Broadway branch office from a limited liability company owned by directors Hogan, Ballance, Bielan, Brogan, Collins, Coughlin, Lyga, Pasiechnik, Pellegrini and Tagliareni. Based upon a market rental value appraisal obtained prior to entering into the lease agreement, we believe that the terms and conditions of the lease are comparable to terms that would have been available from a third party that was unaffiliated with BCB Community Bank. During 2008, total lease payments of $165,000 were made to the limited liability company. Payments under the lease currently total $13,750 per month. Each director’s percentage ownership in the limited liability corporation is divided equally among 10 individuals.

Other than as described in the preceding two paragraphs, no directors, executive officers or immediate family members of such individuals have engaged in transactions with us involving more than $120,000 (other than through a loan) during the preceding year. In addition, no directors, executive officers or immediate family members of such individuals were involved in loans from us involving more than $120,000 which were not made in the ordinary course of business and on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons, and do not include more than the normal risk of collectability or present other unfavorable features.

We require that any transaction in which a director, officer or a member of their immediate family has an interest, and in which BCB Community Bank is involved must be reviewed and approved by the Board of Directors. Any such transaction must be made on terms no less favorable to us than it would be if we entered into a similar relationship with an unaffiliated third party. Any lending relationship between a director, officer or a member of their immediate family and BCB Community Bank must be reviewed and approved by the Board of Directors. All such loans are made on substantially the same terms as loans to third parties, consistent with banking regulations governing the origination of loans to directors, officers and employees of BCB Community Bank. The entire board is responsible for overseeing the application of these polices and procedures, which are part of our written policies.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to us. Sarbanes-Oxley does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to the our directors and officers are made in conformity with the Federal Reserve Act regulations.

MARKET INFORMATION

On December 14, 2005, our common stock began trading on the Nasdaq Global Market. Previously, our common stock was traded on the Over the Counter Electronic Bulletin Board. We currently have three market makers in accordance with Nasdaq rules. However, no market maker has an obligation to continue to make a market for our common stock and could discontinue making a market at any time. As of March 9, 2009, we had approximately 1,500 shareholders of record.

PROPOSAL II - RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Our independent registered public accounting firm for the year ended December 31, 2008 was Beard Miller Company LLP. The Audit Committee of the Board of Directors has approved the engagement of Beard Miller to be our independent registered public accounting firm for the year ending December 31, 2009, subject to the ratification of the engagement by our shareholders at this annual meeting. Representatives of Beard Miller are expected to attend the annual meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Shareholder ratification of the selection of the independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board of Directors is submitting the selection of the independent registered public accounting firm to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the independent registered public accounting firm selected by the Audit Committee, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent accounting firm at any time during the year if it determines that such change is in our best interests and the best interests of our shareholders.

Fees Paid to Beard Miller

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Beard Miller during 2008 and 2007:

Audit Fees. The aggregate fees billed to us by Beard Miller for professional services rendered for the audit of our annual financial statements, review of the financial statements included in our Quarterly Reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings and engagements was $90,019 and $79,868 during the years ended December 31, 2008 and 2007, respectively.

Audit Related Fees. There were no fees billed to us by Beard Miller for assurance and related services that are reasonably related to the performance of the audit of and review of the financial statements and that are not already reported in “—Audit Fees,” above for the years ended December 31, 2008 and December 31, 2007.

Tax Fees. The aggregate fees billed to us by Beard Miller for professional services rendered for tax compliance, tax advice and tax planning was $8,000 and $8,000 during the years ended December 31, 2008 and 2007, respectively. These services include the calculation of and preparation of all pertinent federal and state tax forms relative to us and our subsidiaries, and the maintenance of all applicable schedules and work papers relative to the same.

All Other Fees. There were no fees billed to us by Beard Miller that are not described above during the years ended December 31, 2008 and 2007, respectively.

The Audit Committee has considered whether the provision of non-audit services, which relate primarily to costs incurred with the management consulting services rendered, is compatible with maintaining Beard Miller’s independence. The Audit Committee concluded that performing such services does not affect Beard Miller’s independence in performing its function as auditor for us.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairman when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the fees paid in the audit-related, tax and all other categories were approved per the pre-approval policies.

Required Vote and Recommendation of the Board of Directors

In order to ratify the selection of Beard Miller as independent registered public accounting firm for the 2009 year, the proposal must receive the affirmative vote of at least a majority of the votes cast at the annual meeting, either in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF BEARD MILLER COMPANY LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SHAREHOLDER PROPOSALS

In order to be eligible for inclusion in our proxy materials for next year’s Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received at our executive office, 104-110 Avenue C, Bayonne, New Jersey 07002, no later than December 7, 2009. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

OTHER MATTERS

Our Board of Directors is not aware of any business to come before the annual meeting other than the matters described above in the Proxy Statement. However, if any other matter should properly come before the annual meeting, the Proxy Committee of the Board of Directors will have authority to vote its proxies in its discretion with respect to any matter as to which the Board of Directors is not notified at least five business days before the date of the Proxy Statement.

MISCELLANEOUS/FINANCIAL STATEMENTS

We will bear the cost of solicitation of proxies. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of our common stock. Our directors, officers and regular employees may solicit proxies personally or by telegraph or telephone without additional compensation.

A FORM 10-K CONTAINING FINANCIAL STATEMENTS AT AND FOR THE YEAR ENDED DECEMBER 31, 2008 IS BEING FURNISHED TO SHAREHOLDERS. THIS DOCUMENT CONSTITUTES OUR ANNUAL DISCLOSURE STATEMENT. COPIES OF ALL OF BCB BANCORP, INC.’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE AT THE COMMISSION’S WEB SITE (www.sec.gov), AND ARE AVAILABLE WITHOUT CHARGE BY WRITING TO BCB BANCORP, INC. AT 104-110 AVENUE C, BAYONNE, NEW JERSEY 07002, ATTENTION: CORPORATE SECRETARY.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MARK D. HOGAN
Mark D. Hogan
Chairman of the Board

Bayonne, New Jersey

March 27, 2009

PROXY CARD

REVOCABLE PROXY

BCB BANCORP, INC.

ANNUAL MEETING OF SHAREHOLDERS

April 23, 2009

The undersigned hereby appoints the Board of Directors with full powers of substitution to act as attorneys and proxies for the undersigned to vote all shares of common stock of BCB Bancorp, Inc. (the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at The Chandelier Restaurant, 1081 Broadway, New Jersey 07002 on April 23, 2009, at 10:00 a.m. Eastern time. The Board of Directors are authorized to cast all votes to which the undersigned is entitled as follows:

		FOR	VOTE WITHHELD
1.	The election as directors of all nominees listed below (except as marked to the contrary below).

Joseph Lyga

Alexander Pasiechnik

Joseph Tagliareni

Thomas M. Coughlin

INSTRUCTION: To withhold your vote for one or more nominees, write the name of the nominee(s) on the lines below.

		FOR	AGAINST	ABSTAIN
2.	The ratification of the appointment of Beard Miller Company LLP as independent registered public accounting firm for the Company for the year ending December 31, 2009.

The Board of Directors recommends a vote “FOR” the listed proposals.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS STATED ON THIS PROXY. IF ANY OTHER BUSINESS IS PRESENTED AT SUCH ANNUAL MEETING, A MAJORITY OF THE BOARD OF DIRECTORS WILL HAVE THE AUTHORITY TO VOTE IN THEIR DISCRETION WITH RESPECT TO ANY MATTER AS TO WHICH THE BOARD OF DIRECTORS IS NOT NOTIFIED AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE OF THIS PROXY STATEMENT.

The annual meeting may be postponed or adjourned for the purpose of soliciting additional proxies.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the undersigned be present and elect to vote at the annual meeting or at any adjournment thereof and after notification to our Corporate Secretary at the annual meeting of the shareholder’s decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect. This proxy may also be revoked by sending written notice to our Corporate Secretary at the address set forth on the Notice of Annual Meeting of Shareholders, or by the filing of a later proxy prior to a vote being taken on a particular proposal at the annual meeting.

The undersigned acknowledges receipt from the Company prior to the execution of this proxy of a notice of the annual meeting and a Proxy Statement dated March 27, 2009 and the Annual Report on Form 10-K with audited financial statements.

Dated:	☐	Check Box if You Plan to Attend annual meeting

PRINT NAME OF SHAREHOLDER		PRINT NAME OF SHAREHOLDER

SIGNATURE OF SHAREHOLDER		SIGNATURE OF SHAREHOLDER

Please sign exactly as your name appears on this proxy card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title.

Please complete and date this proxy card and return it promptly in the enclosed postage-prepaid envelope.

Appendix G

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-18014

PAMRAPO BANCORP, INC.

(Exact name of registrant as specified in its charter)

NEW JERSEY	22-2984813
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

611 AVENUE C, BAYONNE, NEW JERSEY	07002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code 201-339-4600

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Common stock, $.01 par value per share – 4,935,542 shares outstanding as of August 10, 2009

PAMRAPO BANCORP, INC.

AND SUBSIDIARIES

PART I—FINANCIAL INFORMATION

ITEM 1.	Financial Statements

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
Cash and amounts due from depository institutions	$3,100,587	$4,116,871
Interest-bearing deposits in other banks	19,868,633	9,470,431

Total cash and cash equivalents	22,969,220	13,587,302
Securities available for sale	713,127	770,752
Investment securities held to maturity; fair value of $10,809,000 (2009) and $10,831,000 (2008)	11,343,291	11,350,165
Mortgage-backed securities held to maturity; fair value of $104,890,000 (2009) and $119,920,000 (2008)	101,822,621	117,427,652
Loans receivable net of allowance for loan losses of $6,012,000 (2009) and $4,661,000 (2008)	422,462,611	437,554,169
Foreclosed real estate	426,353	426,353
Premises and equipment	2,754,011	2,929,035
Federal Home Loan Bank of New York stock	3,899,700	5,160,100
Accrued interest receivable	2,812,240	2,884,431
Deferred tax assets	5,329,482	4,380,878
Other assets	971,104	1,541,027

Total assets	$575,503,760	$598,011,864

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Interest bearing	$410,154,985	$403,317,004
Non-interest bearing	39,124,279	40,681,753

Total deposits	449,279,264	443,998,757
Advances from Federal Home Loan Bank of New York	62,000,000	89,500,000
Advance payments by borrowers for taxes and insurance	2,840,368	3,281,968
Other liabilities	10,987,094	6,552,889

Total liabilities	525,106,726	543,333,614

Stockholders’ equity:
Preferred stock; authorized 3,000,000 shares; issued and outstanding-none	—	—
Common Stock; par value $.01; authorized 25,000,000 shares; 6,900,000 shares issued; 4,935,542 shares outstanding, 2009 and 2008	69,000	69,000
Paid-in capital	19,339,615	19,339,615
Retained earnings	57,492,069	61,928,289
Accumulated other comprehensive loss	(2,963,845)	(3,118,849)
Treasury stock, at cost; 1,964,458 shares, 2009 and 2008	(23,539,805)	(23,539,805)

Total stockholders’ equity	50,397,034	54,678,250

Total liabilities and stockholders’ equity	$575,503,760	$598,011,864

See notes to consolidated financial statements.	G-3

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest income:
Loans	$6,440,393	$6,839,705	$13,204,364	$13,818,539
Mortgage-backed securities	1,209,272	1,440,072	2,514,330	2,839,930
Investments	233,875	205,210	467,388	397,274
Other interest-earning assets	68,263	279,189	104,239	829,839

Total interest income	7,951,803	8,764,176	16,290,321	17,885,582

Interest expense:
Deposits	2,208,675	2,959,089	4,615,203	6,358,441
Advances from Federal Home Loan Bank	820,122	1,057,453	1,711,555	2,094,657
Overnight borrowings	24,646	—	24,646	—

Total interest expense	3,053,443	4,016,542	6,351,404	8,453,098

Net interest income	4,898,360	4,747,634	9,938,917	9,432,484
Provision for loan losses	850,000	150,500	1,375,000	228,000

Net interest income after provision for loan losses	4,048,360	4,597,134	8,563,917	9,204,484

Non-interest income:
Fees and service charges	282,969	323,300	533,922	643,706
Gain on sale of branch	—	—	492,037	—
Commissions from sale of financial products	3,053	125,598	86,373	290,348
Other	108,544	106,412	197,201	159,337

Total non-interest income	394,566	555,310	1,309,533	1,093,391

Non-interest expenses:
Salaries and employee benefits	1,878,458	1,864,732	3,938,606	3,800,436
Net occupancy expense of premises	301,627	327,205	631,355	661,342
Equipment	337,165	329,168	648,446	652,026
Advertising	49,994	66,000	100,382	142,832
Professional fees	1,590,428	409,790	2,817,421	614,915
Loss on foreclosed real estate	5,363	1,483	13,015	27,432
Federal Deposit Insurance Premiums	396,018	13,575	494,821	28,051
Litigation loss reserve	3,000,000	—	3,000,000	—
Other	665,500	613,127	1,311,290	1,242,632

Total non-interest expenses	8,224,553	3,625,080	12,955,336	7,169,666

(Loss) income before income tax (benefit) expense	(3,781,627)	1,527,364	(3,081,886)	3,128,209
Income tax (benefit) expense	(191,047)	564,266	71,094	1,155,512

Net (loss) income	$(3,590,580)	$963,098	$(3,152,980)	$1,972,697

Net (loss) income per common share:
Basic	$(0.73)	$0.20	$(0.64)	$0.40

Diluted	$(0.73)	$0.20	$(0.64)	$0.40

Dividends per common share	$0.11	$0.23	$0.26	$0.46

Weighted average number of common shares outstanding:
Basic	4,935,542	4,975,542	4,935,542	4,975,542

Diluted	4,935,542	4,975,542	4,935,542	4,975,542

See notes to consolidated financial statements.	G-4

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Net (loss) income	$(3,590,580)	$963,098	$(3,152,980)	$1,972,697

Other comprehensive income, net of income taxes:
Gross unrealized holding gains (losses) on securities available for sale	51,827	(1,047)	25,420	(6,166)
Benefit plans	116,482	47,678	232,964	95,356
Deferred income tax (benefit)	(67,287)	(18,671)	(103,380)	(35,642)

Other comprehensive income	101,022	27,960	155,004	53,548

Comprehensive (loss) income	$(3,489,558)	$991,058	$(2,997,976)	$2,026,245

See notes to consolidated financial statements.	G-5

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities:
Net (loss) income	$(3,152,980)	$1,972,697
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of premises and equipment	199,143	266,774
Amortization of premiums and discounts, net	99,634	164,029
Amortization of deferred loan fees, net	102,229	90,098
Provision for loan losses	1,375,000	228,000
Provision for loss on foreclosed real estate	—	22,500
Gain on sale of branch	(492,037)	—
Deferred income tax benefit	(958,772)	(205,712)
Decrease (increase) in accrued interest receivable	72,191	(11,239)
Decrease (increase) in other assets	569,923	(191,765)
Increase in other liabilities	4,573,957	516,452

Net cash provided by operating activities	2,388,288	2,851,834

Cash flows from investing activities:
Principal repayments on securities available for sale	83,045	77,604
Principal repayments on mortgage-backed securities held to maturity	15,512,271	11,554,496
Purchases of mortgage-backed securities held to maturity	—	(14,994,187)
Net decrease in loans receivable	13,614,329	7,362,812
Capital improvements to foreclosed real estate	—	(10,226)
Additions to premises and equipment	(32,081)	(37,379)
Proceeds from sale of premises and equipment	7,962	—
Redemption of Federal Home Loan Bank of New York Stock	1,260,400	652,000

Net cash provided by investing activities	30,445,926	4,605,120

Cash flows from financing activities:
Net increase (decrease) in deposits	19,726,122	(41,281,768)
Cash paid upon sale of branch deposits, net of premiums received	(13,953,578)	—
Repayment of advances from Federal Home Loan Bank of New York	(29,600,000)	(13,000,000)
Advances from Federal Home Loan Bank of New York	2,100,000	—
Net (decrease) increase in payments by borrowers for taxes and insurance	(441,600)	68,067
Cash dividends paid	(1,283,240)	(2,288,749)

Net cash used in financing activities	(23,452,296)	(56,502,450)

Net increase (decrease) in cash and cash equivalents	9,381,918	(49,045,496)
Cash and cash equivalents – beginning	13,587,302	66,896,019

Cash and cash equivalents – ending	$22,969,220	$17,850,523

Supplemental information:
Cash paid during the period for:
Interest on deposits and borrowings	$6,391,709	$8,510,523

Income taxes	$844,746	$1,330,354

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPLES OF CONSOLIDATION

The consolidated unaudited financial statements include the accounts of Pamrapo Bancorp, Inc. (the “Company”) and its wholly-owned subsidiaries, Pamrapo Savings Bank, S.L.A. (the “Bank”), Pamrapo Service Corporation, Inc. and Pamrapo Investment Company, Inc. The Company’s business is conducted principally through the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions for Form 10-Q and Regulation S-X. Accordingly, they do not include certain information or footnotes necessary for a complete presentation of financial condition, results of operations, and cash flows. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included. The results of operations for the three and six months ended June 30, 2009 are not necessarily indicative of the results which may be expected for the entire fiscal year. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2008 Annual Report to Shareholders and incorporated by reference into the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

The Company has evaluated subsequent events through the date of issuance of the financial data included herein, August 10, 2009.

3. NET (LOSS) INCOME PER COMMON SHARE

Basic net (loss) income per common share is based on the weighted average number of common shares actually outstanding. Diluted net (loss) income per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of contracts or securities exercisable or convertible into common stock, if dilutive, using the treasury stock method. The company had no dilutive potential common shares outstanding during the three and six month periods ended June 30, 2009 and 2008.

4. BENEFITS PLANS—COMPONENTS OF NET PERIODIC BENEFIT/EXPENSE

	Pension Plan				Supplemental Executive Retirement Plan
	Three Months Ended June 30,		Six Months Ended June 30,		Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008	2009	2008	2009	2008
	(In Thousands)
Service cost	$66	$67	$133	$134	$—	$—	$—	$—
Interest cost	131	128	262	256	21	27	42	54
Expected return on plan assets	(96)	(147)	(191)	(293)	—	—	—	—
Amortization of unrecognized net loss (gain)	118	42	236	84	(18)	(11)	(36)	(22)
Unrecognized past service liability	5	4	9	8	12	12	24	24

Net periodic benefit/expense	$224	$94	$449	$189	$15	$28	$30	$56

5. SECURITIES

SECURITIES AVAILABLE FOR SALE

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2009
Mortgage-backed securities	$335,892	$1,844	$609	$337,127
Trust originated preferred security, maturing after 20 years	400,000	—	24,000	376,000

Total	$735,892	$1,844	$24,609	$713,127

The unrealized losses categorized by the length of time of the continuous loss position, and the fair value of the related securities available for sale are as follows:

	Less than 12 Months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2009
Mortgage-backed securities	$133,317	$609	$—	$—	$133,317	$609
Trust originated preferred security, maturing after 20 years	—	—	376,000	24,000	376,000	24,000

Total	$133,317	$609	$376,000	$24,000	$509,317	$24,609

INVESTMENT SECURITIES HELD TO MATURITY

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2009
Subordinated notes:
Due within one year	$4,009,514	$—	$209,514	$3,800,000
Due after one within five years	6,000,000	—	300,000	5,700,000
Municipal obligations:
Due after 10 years through 15 years	1,333,777	199	24,876	1,309,100

Total	$11,343,291	$199	$534,390	$10,809,100

5. SECURITIES (Continued)

The unrealized losses, categorized by the length of time of the continuous loss position, and the fair value of the related securities held to maturity are as follows:

	Less than 12 Months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2009
Subordinated notes:
Due within one year	$3,800,000	$209,514	$—	$—	$3,800,000	$209,514
Due after one within five years	5,700,000	300,000	—	—	5,700,000	300,000
Municipal obligations:
Due after 10 years through 15 years	—	—	934,100	24,876	934,100	24,876

Total	$9,500,000	$509,514	$934,100	$24,876	$10,434,100	$534,390

MORTGAGE-BACKED SECURITIES HELD TO MATURITY

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
June 30, 2009
Federal Home Loan Mortgage Corporation	$70,404,104	$2,244,475	$22,070	$72,626,509
Federal National Mortgage Association	18,244,951	551,707	6,980	18,789,678
Governmental National Mortgage Corporation	98,155	11,968	—	110,123
Collateralized mortgage obligations	13,075,411	288,851	226	13,364,036

Total	$101,822,621	$3,097,001	$29,276	$104,890,346

5. SECURITIES (Continued)

The unrealized losses, categorized by the length of time of the continuous loss position, and the fair value of the related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2009
Federal Home Loan Mortgage Corporation	$—	$—	$2,145,869	$22,070	$2,145,869	$22,070
Federal National Mortgage Association	—	—	904,938	6,980	904,938	6,980
Collateralized mortgage obligations	—	—	727,410	226	727,410	226

Total	$—	$—	$3,778,217	$29,276	$3,778,217	$29,276

When the fair value of a security is below its amortized cost, and depending on the length of time the condition exists and the extent the fair value is below amortized cost, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. Available-for-sale and held-to-maturity securities are analyzed quarterly for possible other-than-temporary impairment. The analysis considers (i) whether we have the intent to sell our securities prior to recovery and/or maturity and (ii) whether it is more likely than not that we will have to sell our securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Company’s consolidated results of operations and financial condition.

Management does not believe that any of the unrealized losses at June 30, 2009 represent an other-than-temporary impairment. Unrealized losses on available for sale securities relate to subordinated notes and municipal securities that earn interest at a fixed rate. Such losses are due to changes in market interest rates while the above investments are at a fixed rate. The unrealized losses on held to maturity investments relate to subordinated notes and mortgage backed securities that earn interest at a fixed rate. Such losses are due to changes in market interest rates while the above investments are at a fixed rate. The unrealized losses on the held to maturity mortgage backed securities portfolio are due primarily to increases in market interest rates. The securities with unrealized losses are primarily at fixed interest rates. At June 30, 2009, unrealized losses included three mortgage-backed securities, one trust-originated preferred security, seven subordinated notes, two municipal obligations, one Federal Home Loan Mortgage Corporation security, one Federal National Mortgage Association security and one collateralized mortgage obligation.

Federal Home Loan Bank of New York (“FHLB”) stock, which represents required investment in the common stock of a correspondent bank, is carried at cost and as of June 30. 2009 and December 31, 2008, consists of the common stock FHLB.

5. SECURITIES (Continued)

Management evaluates the FHLB stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Management’s determination of whether this investment is impaired is based on their assessment of the ultimate recoverability of its cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of June 30, 2009.

6. FAIR VALUES OF FINANCIAL INSTRUMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States of America (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

For assets measured at fair value on a recurring and non-recurring basis, the Company’s fair value measurements by level within the fair value hierarchy used at June 30, 2009 and December 31, 2008 are as follows:

Description	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)
June 30, 2009
Recurring:
Securities available for sale	$713	$—	$713	$—
Non-recurring:
Impaired loans	2,238	—	—	2,238
Foreclosed real estate	426	—	—	426

Total	$3,377	$—	$713	$2,664

December 31, 2008
Recurring:
Securities available for sale	$771	$—	$771	$—
Non-recurring:
Impaired loans	1,501	—	—	1,501
Foreclosed real estate	426	—	—	426

Total	$2,698	$—	$771	$1,927

The following summarizes activity related to impaired loans and foreclosed real estate for the three and six month periods ended June 30, 2009:

	Periods ended June 30, 2009
Impaired Loans	Three months	Six months
	(In Thousands)
Beginning balance	$2,223	$1,501
Additions	618	1,487
Payments and other credits	(2)	(2)
Provision for loan losses	(601)	(748)

Ending balance	$2,238	$2,238

	Periods ended June 30, 2009
Foreclosed Real Estate	Three months	Six months
	(In Thousands)
Beginning balance	$426	$426
Additions	—	—
Payments and other credits	—	—
Reserve for loss	—	—

Ending balance	$426	$426

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following valuation techniques were used to measure the fair value of assets in the tables above for additional information on the fair values of the Company’s financial instruments and the related methods and assumptions, see the tabular information and narrative below.

Impaired Loans: Loans included in the above tables are those that are accounted for under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”), in which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of loan balances of $2,238,000, net of valuation allowances of $1,814,000 at June 30, 2009, and loan balances of $1,501,000, net of valuation allowances of $1,086,000 at December 31, 2008.

Foreclosed Real Estate: Fair value of foreclosed real estate was based on independent third party appraisals of the properties. These values were identified based on the sales prices of similar properties in the proximate vicinity.

The following is a summary of fair value versus the carrying value of financial instruments. For the Company and the Bank, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments. Many of the financial instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations were used for the purpose of this note. Changes in assumptions could significantly affect these estimates.

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and fair value of the Company’s financial instruments are as follows:

	June 30, 2009		December 31, 2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$22,969	$22,969	$13,587	$13,587
Securities available for sale	713	713	771	771
Investment securities held to maturity	11,343	10,809	11,350	10,831
Mortgage-backed securities held to maturity	101,823	104,890	117,428	119,920
FHLB stock	3,900	3,900	5,160	5,160
Loans receivable	422,463	438,050	437,554	454,149
Interest receivable	2,812	2,812	2,884	2,884

Financial liabilities:
Deposits	$449,279	$451,816	$443,999	$447,734
Advances from FHLB	62,000	63,786	89,500	94,830
Interest payable	318	318	359	359

Commitments to extend credit	—	—	—	—

The following methods and assumptions were used in estimating the fair value of financial instruments in the table above:

Cash and cash equivalents and interest receivable and payable: The carrying amounts reported in the consolidated financial statements for cash and cash equivalents and interest receivable and payable approximate their fair values.

Securities: The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

FHLB stock: Due to its restricted nature, the estimated fair value of the Bank’s investment in FHLB stock is deemed equal to its carrying value, which represents the price at which it may be redeemed.

Loans receivable: The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future

6. FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change to credit risk, fair values are based on carrying values.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank of New York: Fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to extend credit: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

7. CRITICAL ACCOUNTING POLICIES

Accounting policies involving significant judgments and assumptions by management that have, or could have a material impact on the carrying value of certain assets and liabilities or on income or expense are considered to be critical accounting policies.

Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, amounts related to the Company’s defined benefit pension plan and other-than-temporary impairment of investment and mortgage-backed securities. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment.

Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectability of the loan portfolio. Since there has been no material shift in the composition of the loan portfolio, the level of the allowance for loan losses has changed primarily due to changes in the size of the loan portfolio and the level of nonperforming loans. We have allocated the allowance among categories of loan types as well as classification status at each period-end date. Assumptions and allocation percentages based on loan types and classification status have been consistently applied. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the regulatory authorities, as an integral part of their examinations process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

7. CRITICAL ACCOUNTING POLICIES (Continued)

Our pension plan costs are calculated using actuarial concepts, as discussed within the requirements of Statement of Financial Accounting Standards (SFAS) No. 87, “Employers’ Accounting for Pensions,” SFAS No. 132 (R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106,” and as amended by SFAS No. 158, “Employers’ Accounting for Deferred Benefit Pension and Other Post Retirement Plans.” Pension expense and the determination of our projected pension liability are based upon two critical assumptions: the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually.

Other assumptions impact the determination of pension expense and the projected liability, including the primary employee demographics such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries.

Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to the Consolidated Financial Statements in the Company’s 2008 Annual Report to Shareholders, which is filed as Exhibit 13 and incorporated by reference to the Company’s Annual Report on Form 10-K for fiscal 2008.

When the fair value of a security is below its amortized cost, and depending on the length of time the condition exists and the extent the fair value is below amortized cost, additional analysis is performed to determine whether an other-than-temporary impairment condition exists. Available-for-sale and held-to-maturity securities are analyzed quarterly for possible other-than-temporary impairment. The analysis considers (i) whether we have the intent to sell our securities prior to recovery and/or maturity and (ii) whether it is more likely than not that we will have to sell our securities prior to recovery and/or maturity. Often, the information available to conduct these assessments is limited and rapidly changing, making estimates of fair value subject to judgment. If actual information or conditions are different than estimated, the extent of the impairment of the security may be different than previously estimated, which could have a material effect on the Company’s consolidated results of operations and financial condition.

8. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. SFAS 168 replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, to establish the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. We do not expect the adoption of this standard to have an impact on our consolidated financial position or results of operations.

8. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). This statement amends FASB Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51, or FIN 46(R), to require an enterprise to determine whether it’s variable interest or interests give it a controlling financial interest in a variable interest entity. The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. SFAS 167 also amends FIN 46(R) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. SFAS 167 is effective for fiscal years beginning after November 15, 2009. We have not determined the effect that the adoption of SFAS 167 will have on our consolidated financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140. This statement prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets. Specifically, among other aspects, SFAS 166 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, or SFAS 140, by removing the concept of a qualifying special-purpose entity from SFAS 140 as well as the exception from applying FIN 46(R) to variable interest entities that are qualifying special-purpose entities. It also modifies the financial-components approach used in SFAS 140. SFAS 166 is effective for fiscal years beginning after November 15, 2009. We have not determined the effect that the adoption of SFAS 166 will have on our consolidated financial position or results of operations.

Effective April 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events.” Statement No. 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. Statement No. 165 sets forth the period after the balance sheet date during which management of the reporting entity, should evaluate events or transactions that may occur for potential recognition in the financial statements, identifies the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosure that should be made about events or transactions that occur after the balance sheet date. The adoption of SFAS No. 165 did not have an effect on the amounts reported in the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FASB Statement 157, Fair Value Measurements, defines fair value as the price that would be received to sell the asset or transfer the liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP FAS 157-4 provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. The FSP also includes guidance on identifying circumstances when a transaction may not be considered orderly.

FSP FAS 157-4 provides a list of factors that a reporting entity should evaluate to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability in relation to normal market activity for the asset or liability. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with Statement 157.

8. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

This FSP clarifies that when there has been a significant decrease in the volume and level of activity for the asset or liability, some transactions may not be orderly. In those situations, the entity must evaluate the weight of the evidence to determine whether the transaction is orderly. The FSP provides a list of circumstances that may indicate that a transaction is not orderly. A transaction price that is not associated with an orderly transaction is given little, if any, weight when estimating fair value.

This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP effective June 30, 2009 did not have an effect on the amounts reported in the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 clarify the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that management will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. Previously, this assessment required management to assert it has both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing another-than-temporary impairment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that another-than-temporary impairment exists, but the investor does not intend to sell the debt security and it is not more likely than not that the investor will be required to sell the debt security prior to its anticipated recovery, FSP FAS 115-2 and FAS 124-2 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement.

The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP effective June 30, 2009 did not have an effect on the amounts reported in the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP effective June 30, 2009 did not have an effect on the amounts reported in the Company’s consolidated financial statements.

9. MERGER AGREEMENT

On June 29, 2009, the Company and BCB Bancorp, Inc., a New Jersey corporation (“BCB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Pamrapo will merge with and into BCB, with BCB as the surviving corporation. The Bank and BCB Community Bank, a New Jersey-chartered bank and a wholly-owned subsidiary of BCB (“BCB Bank”), will also enter into a subsidiary agreement and plan of merger that provides for the merger of the Bank with and into BCB Bank, with BCB Bank as the surviving institution. Pursuant to the terms of the Merger Agreement, shareholders of Pamrapo will receive 1.0 share of BCB common stock for each share of the Company’s common stock. In addition, all outstanding unexercised options to purchase the Company’s common stock will be converted into options to purchase BCB common stock. The transaction is expected to close by year end, pending regulatory approvals, approval of the Merger Agreement by shareholders of both Pamrapo and BCB, and the satisfaction of other customary closing conditions.

10. SUBSEQUENT EVENT

The Bank’s largest non-accruing commercial loan of $1.9 million is to a local hospital. In October 2006, $1.0 million of the total $3.0 million due on the loan was paid and the remaining contractual balance of approximately $1.9 million was secured by a mortgage on real estate. The $1.9 million was due on June 1, 2007. As of June 30, 2009, the $1.9 million loan balance had not been paid. The repayment of the loan is subject to bankruptcy proceedings. In September 2008, the creditor’s committee for the hospital filed a complaint against the Bank seeking to recover the $1.0 million previously paid on the loan and to set aside the mortgage securing the $1.9 million still owed to the Bank, charging that the payment and the mortgage were “avoidable preferences.”

On June 9, 2009, the Liquidating Trustee for the hospital filed a motion providing for an auction sale of the two mortgaged properties to be sold free and clear of all liens, with liens to attach to the proceeds of sale. The Bank did not oppose the motion and the auction sale was held at a hearing on July 20, 2009. The U.S. Bankruptcy Court for the District of New Jersey, by orders dated July 23, 2009, approved separate bids to acquire the properties for a total of $1.6 million. The closings took place on August 5, 2009 and August 6, 2009, respectively. Net proceeds of the sale, after deducting taxes, real estate commissions and other closing costs, were approximately $1.5 million.

The litigation with respect to the hospital loan is currently in the discovery phase. The successful party in the preference litigation will be entitled to some or all of the net proceeds of the sale of the properties. At this point, management believes, based on discussions with its litigation counsel, the Bank will likely prevail in its defense. However, due to the normal uncertainties of any litigation, the loan has been deemed impaired and is included in the recorded investments in impaired loans, net of its related allowance, at June 30, 2009. Based upon the net carrying value of the hospital loan as of June 30, 2009, if the Bank is successful in the preference litigation and, as a result, receives all or a certain portion of the net proceeds of the sale of the properties, the Bank may recover the current net carrying value of the hospital loan plus a portion of amounts previously reserved for. The Bank will continue to monitor this loan and evaluate its collectability as necessary.

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Form 10-Q may include certain forward-looking statements based on current management expectations. The actual results of the Company could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of loan and investment portfolios of the Bank, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products, services and prices.

Recent Developments

On June 29, 2009, the Company and BCB Bancorp, Inc., a New Jersey corporation (“BCB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Pamrapo will merge with and into BCB, with BCB as the surviving corporation. The Bank and BCB Community Bank, a New Jersey-chartered bank and a wholly-owned subsidiary of BCB (“BCB Bank”), will also enter into a subsidiary agreement and plan of merger that provides for the merger of the Bank with and into BCB Bank, with BCB Bank as the surviving institution. Pursuant to the terms of the Merger Agreement, shareholders of Pamrapo will receive 1.0 share of BCB common stock for each share of the Company’s common stock. In addition, all outstanding unexercised options to purchase the Company’s common stock will be converted into options to purchase BCB common stock. The transaction is expected to close by year end, pending regulatory approvals, approval of the Merger Agreement by shareholders of both Pamrapo and BCB, and the satisfaction of other customary closing conditions.

On June 9, 2009, the Liquidating Trustee for the hospital, which is the debtor of the Bank’s largest non-accruing commercial loan the repayment of which is subject to bankruptcy proceedings, filed a motion providing for an auction sale of the two mortgaged properties securing the $1.9 million still owed to the Bank to be sold free and clear of all liens, with liens to attach to the proceeds of sale. The Bank did not oppose the motion and the auction sale was held at a hearing on July 20, 2009. The U.S. Bankruptcy Court for the District of New Jersey, by orders dated July 23, 2009, approved separate bids to acquire the properties for a total of $1.6 million. The closings took place on August 5, 2009 and August 6, 2009, respectively. Net proceeds of the sale, after deducting taxes, real estate commissions and other closing costs, were approximately $1.5 million. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Operating Results for the Three Months Ended June 30, 2009 and 2008” for further information regarding the hospital loan.

Report of Independent Forensic Accountants

As previously disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and its 2008 Annual Report to Shareholders, in August 2008, management became aware that certain commission payments from a third-party broker, which were payable to Pamrapo Service Corporation, Inc. (the “Corporation”), a wholly-owned subsidiary of the Bank, as required by its policies and procedures, were being paid directly to the manager of the

Corporation (the “Manager”). The direct payments to the Manager were made pursuant to a letter between a third-party broker and the president of the Corporation. These direct payments constituted a change in commission structure, which was made without the approval of the Board of Directors of the Corporation, as required by its policies and procedures. Following an internal inquiry into this matter, the Bank determined, based upon the knowledge and understanding at the time of the individuals who conducted the inquiries, that $270,357 was owed by the Manager to the Corporation for commissions paid directly to the Manager for the period from August 2007 to December 2008. The $270,357 was repaid by or on behalf of the Manager to the Corporation, and the Company and the Bank recognized the amount of $270,357 in earnings during the fourth quarter of 2008. For further information, please see Note 22 to the Consolidated Financial Statements in the Company’s 2008 Annual Report to Shareholders, which is filed as Exhibit 13 and incorporated by reference to its Annual Report on Form 10-K for fiscal 2008.

On February 24, 2009, the Audit Committee of the Company engaged independent forensic accountants to assist with an internal investigation of the business and financial records of the Corporation. On May 5, 2009, the independent forensic accountants issued a report to the Company’s Audit Committee with respect to the results of their internal investigation (the “Report”). The Report indicates that, based upon the information presented to the forensic accountants on or before April 24, 2009 and the procedures that they performed, the forensic accountants determined that the Manager received funds in the form of commission income directly from broker-dealers and insurance carriers beginning in the year 2005 through his termination on February 12, 2009. According to the Report, the independent forensic accountants determined that, as of May 5, 2009, excluding the $270,357 previously paid to the Corporation, an additional $224,559 in commission revenue for the fiscal years 2005 through 2008 is due to the Corporation by the Manager and certain other individuals previously affiliated with the Corporation. Recovery of any of these amounts is subject to several contingencies, including any claims or defenses put forth by any person or entity that the Company would choose to seek recovery from, including, but not limited to, the former Manager of the Corporation. The amounts are subject to change based on the receipt of further information. Management has determined that the item is a gain contingency and in accordance with Financial Accounting Standard No. 5, “Accounting for Contingencies (As Amended),” has not reflected any amounts in its consolidated financial statements as of June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008. If it is determined that the Corporation is in fact entitled to any of these amounts and they are in fact recovered, the amounts could be material to the Company’s current and previously issued consolidated financial statements, and restatements of certain consolidated financial statements may be necessary.

The Report reflects the determinations of the independent forensic accountants based upon information received and procedures performed through the date of the Report. The Company’s management, Board of Directors and Audit Committee are still in the process of evaluating the Report and other information as it becomes available to determine additional amounts due, if any.

Changes in Financial Condition

The Company’s assets at June 30, 2009 totaled $575.5 million, which represents a decrease of $22.5 million or 3.8% as compared with $598.0 million at December 31, 2008.

Total cash and cash equivalents of $23.0 million at June 30, 2009 increased $9.4 million or 69.1% when compared with $13.6 million at December 31, 2008. The increase during the six months ended June 30, 2009 resulted primarily from an increase in interest-bearing deposits in other banks, which more than offset a decrease in cash and amounts due from depository institutions.

Securities available for sale at June 30, 2009 decreased $58,000 or 7.5% to $713,000 when compared with $771,000 at December 31, 2008. The decrease during the six months ended June 30, 2009 resulted primarily from repayments on securities available for sale of $83,000 and a decrease in net unrealized losses of $25,000.

Investment securities held to maturity at June 30, 2009 totaled $11.3 million as compared with $11.4 million at December 31, 2008. Mortgage-backed securities held to maturity at June 30, 2009 decreased $15.6 million or 13.3% to $101.8 million when compared with $117.4 million at December 31, 2008. The decrease during the six months ended June 30, 2009 resulted primarily from principal repayments totaling $15.5 million.

Net loans receivable amounted to $422.5 million at June 30, 2009, as compared to $437.6 million at December 31, 2008, which represents a decrease of $15.1 million or 3.5%. The decrease during the six months ended June 30, 2009 resulted primarily from principal repayments exceeding loan originations.

Foreclosed real estate consists of two single-family residences.

Deferred tax assets totaled $5.3 million at June 30, 2009 as compared to $4.4 million at December 31, 2008 representing an increase of $900,000. This increase was primarily due to an increase in the provision for loan losses, the reserve for uncollectable interest and the accrual for pension and other post-retirement plans.

Deposits at June 30, 2009 totaled $449.3 million as compared with $444.0 million at December 31, 2008 representing an increase of $5.3 million or 1.2%. The increase during the six months ended June 30, 2009 resulted primarily from an increase in interest bearing deposits, which more than offset the loss of deposits as a result of the sale of the Bank’s Fort Lee, New Jersey branch in March 2009 with deposits, as of the date of sale, approximating $14.5 million.

Advances from the Federal Home Loan Bank of New York (“FHLB”) amounted to $62.0 million at June 30, 2009 as compared with $89.5 million at December 31, 2008 representing a decrease of $27.5 million or 30.7% due to repayments on the advances.

Stockholders’ equity totaled $50.4 million and $54.7 million at June 30, 2009 and December 31, 2008, respectively. The decrease of $4.3 million for the six months ended June 30, 2009 resulted primarily from a net loss of $3.2 million and from cash dividends paid of $1.3 million.

Comparison of Operating Results for the Three Months Ended June 30, 2009 and 2008

The net loss for the three months ended June 30, 2009 totaled $3.6 million as compared to net income of $963,000 for the three months ended June 30, 2008, representing a decrease of $4.6 million or 473.8%. The net loss during the three months ended June 30, 2009, as compared to the same 2008 period, resulted primarily from a $4.6 million increase in total non-interest expenses and a higher provision for loan losses, as well as decreases in total interest income and total non-interest income, which were partially offset by decreases in total interest expense and a benefit for income taxes. The $4.6 million increase in total non-interest expenses was primarily driven by a $3.0 million litigation loss reserve accrued during the second quarter of 2009 and a $1.2 million increase in professional fees from the quarter ended June 30, 2008 to the quarter ended June 30, 2009, as well as a $382,000 increase in Federal Deposit Insurance Corporation (“FDIC”) premiums from the 2008 to the 2009 period.

Interest income on loans decreased by $400,000 or 5.9% to $6.4 million during the three months ended June 30, 2009, when compared with $6.8 million for the same 2008 period. The decrease during the 2009 period resulted from a decrease of $2.0 million or 0.5% in the average balance of loans outstanding, along with a decrease of thirty-four basis points in the yield earned on loans. Interest on mortgage-backed securities decreased $231,000 or 16.5% to $1.2 million during the three months ended June 30, 2009, when compared with $1.4 million for the same 2008 period. The decrease during the 2009 period resulted from a decrease of $19.3 million or 15.3% in the average balance of mortgage-backed securities outstanding, along with a four basis point decrease in the yield earned on the mortgage-backed securities. Interest earned on investments increased by $29,000 or 14.1% to $234,000 during the three months ended June 30, 2009, when compared to $205,000 during the same 2008 period, primarily due to an increase of $921,000 or 8.6% in the average balance of such assets outstanding, along with an increase of thirty-nine basis points in the yield on the portfolio.

Interest income earned on other interest-earning assets decreased by $211,000 or 75.6% to $68,000 during the three months ended June 30, 2009, when compared to $279,000 during the same 2008 period, primarily due to a decrease of one hundred forty-six basis points in the yield on the portfolio in addition to a decrease of $17.0 million or 35.7% in the average balance of such assets outstanding.

Interest expense on deposits decreased $750,000 or 25.0% to $2.2 million during the three months ended June 30, 2009, when compared to $3.0 million during the same 2008 period. Such decrease was primarily attributable to a decrease of fifty-three basis points in the cost of interest-bearing deposits, in addition to a decrease of $30.3 million or 6.8% in the average balance of interest-bearing deposits.

Interest expense on advances from the FHLB and overnight borrowing decreased by $213,000 or 20.1% to $845,000 million during the three months ended June 30, 2009, when compared with $1.06 million during the same 2008 period, primarily due to a decrease of $3.2 million or 4.2% in the average balance of advances and overnight borrowings outstanding, along with a ninety-four basis point decrease in the cost of advances and overnight borrowings.

Net interest income increased $151,000 or 3.2% during the three months ended June 30, 2009 when compared with the same 2008 period. Such increase was due to a decrease in total interest expense of $963,000, which more than offset a decrease in total interest income of $812,000. The Bank’s net interest rate spread was 3.01% in 2009 and 2.63% in 2008. There was a decrease in the cost of interest-bearing liabilities of fifty-seven basis points, which more than offset a decrease of nineteen basis points in the yield on interest-earning assets.

During the three months ended June 30, 2009 and 2008, the Bank provided $850,000 and $151,000, respectively, as a provision for loan losses. The $700,000 increase in the provision for loan losses, from the 2008 to the 2009 period, was primarily due to an increase in the Bank’s non-performing loans, which were $19.7 million at June 30, 2009 compared to $8.0 million at June 30, 2008. The allowance for loan losses is based on management’s evaluation of the risk inherent in its loan portfolio and gives due consideration to the changes in general market conditions and in the nature and volume of the Bank’s loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions.

At June 30, 2009 and 2008, the Bank’s non-performing loans, which were delinquent ninety days or more, totaled $19.7 million or 3.43% of total assets and $8.0 million or 1.32% of total assets, respectively. At June 30, 2009, $7.4 million of non-performing loans were accruing interest and $12.3 million were on nonaccrual status.

Included in the non-performing loans were $9.9 million in one-to-four family mortgage loans, $2.6 million in multi-family mortgage loans, $2.4 million in non-residential mortgage loans, $2.5 million in construction loans, and $2.3 million in commercial loans. The Bank’s largest non-accruing commercial loan of $1.9 million is to a local hospital. In October 2006, $1.0 million of the total $3.0 million due on the loan was paid and the remaining contractual balance of approximately $1.9 million was secured by a mortgage on real estate. The $1.9 million was due on June 1, 2007. As of June 30, 2009, the $1.9 million loan balance had not been paid. The repayment of the loan is subject to bankruptcy proceedings. In September 2008, the creditor’s committee for the hospital filed a complaint against the Bank seeking to recover the $1.0 million previously paid on the loan and to set aside the mortgage securing the $1.9 million still owed to the Bank, charging that the payment and the mortgage were “avoidable preferences.” In August 2009, the two mortgaged properties were sold through a bankruptcy auction free and clear of all liens, with liens attaching to the proceeds of the sale for a total of $1.6 million. Net proceeds of the sale, after deducting taxes, real estate commissions and other closing costs, were approximately $1.5 million. For further information, please see “—Recent Developments” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The litigation with respect to the hospital loan is currently in the discovery phase. The successful party in the preference litigation will be entitled to some or all of the net proceeds of the sale of the properties. At this point, management believes, based on discussions with its litigation counsel, the Bank will likely prevail in its defense. However, due to the normal uncertainties of any litigation, the loan has been deemed impaired and is included in the recorded investments in impaired loans, net of its related allowance, at June 30, 2009. Based upon the net carrying value of the hospital loan as of June 30, 2009, if the Bank is successful in the preference litigation and, as a result, receives all or a certain portion of the net proceeds of the sale of the properties, the Bank may recover the current net carrying value of the hospital loan plus a portion of amounts previously reserved for. The Bank will continue to monitor this loan and evaluate its collectability as necessary.

During the three months ended June 30, 2009, the Bank charged off loans totaling $24,000. There were no charge offs for the 3 months ended June 30, 2008. There were also no recoveries during either period. The allowance for loan losses amounted to $6.0 million at June 30, 2009, representing 1.34% of total loans and 30.49% of loans delinquent ninety days or more, and $3.4 million at June 30, 2008, representing 0.78% of total loans and 42.40% of loans delinquent ninety days or more.

Non-interest income decreased $160,000 or 28.8% to $395,000 during the three months ended June 30, 2009, from $555,000 during the same 2008 period, which resulted primarily from a decrease in commissions from the sale of financial products of $123,000, in addition to a decrease in fees and service charges of $40,000 and an increase in other non-interest income of $3,000. The decrease in commissions from the sale of financial products was primarily due to management’s decision to eliminate the sale of financial products to the general public in April of 2009.

Non-interest expenses increased $4.6 million or 127.8% to $8.2 million during the three months ended June 30, 2009, when compared with $3.6 million during the same 2008 period.

Salaries and employee benefits, equipment expense, professional fees, provision for loss on foreclosed real estate, federal deposit insurance premium, litigation loss reserve and other non-interest expense increased $14,000, $8,000, $1,181,000, $4,000, $382,000, $3,000,000 and $52,000, respectively, which was sufficient to offset a decrease both in net occupancy expense of premises and advertising in the amounts of $26,000 and $16,000, respectively, during the 2009 period when compared with the same 2008 period.

As previously reported, the Bank received federal grand jury subpoenas from the U.S. Attorney’s Office for the District of New Jersey (“U.S. Attorney’s Office”). The subpoenas were issued to the Bank in connection with an ongoing investigation regarding the Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including the Bank’s senior officers and directors, have received grand jury testimony subpoenas in connection with this investigation. In addition, the Bank and its wholly-owned subsidiary, Pamrapo Service Corporation, have also received federal grand jury subpoenas from the U.S. Attorney’s Office relating to certain commissions paid to the Manager of Pamrapo Service Corporation. The Bank has, and continues to, fully cooperate with the investigation. It is anticipated that the investigation will continue for at least the next several months.

No penalties, either criminal or civil, have been imposed on the Bank to date as a result of the investigation. However, pursuant to Statement of Financial Accounting Standards No. 5, a company must accrue funds for a possible litigation loss if a loss is probable and the amount of the expected loss is reasonably estimable. It is probable that the Bank will incur monetary penalties in the form of fines and forfeitures as a result of these matters. As reported in a Form 8-K filed with the Securities and Exchange Commission on June 23, 2009, the Bank was able to reasonably estimate certain losses, based on new information that had come to light. As a result, the Bank accrued a $3.0 million litigation loss reserve to reflect a potential criminal forfeiture, and related costs and expenses in the quarter ended June 30, 2009.

The Bank is only able to reasonably estimate certain losses at this time. It is probable that the Bank will incur material losses in addition to the $3.0 million litigation loss reserve described above; however it is not able to reasonably estimate additional losses at this time. These additional losses relate to potential further criminal forfeitures and potential criminal fines that may be imposed separately by a court, and civil money penalties that may be imposed by the Office of Thrift Supervision (“OTS”), the Bank’s primary federal regulator, and Financial Crimes Enforcement Network, a part of the United States Treasury Department (FinCEN). Depending on the end result of the investigation, the total amount of penalties and related costs and expenses incurred by the Bank may be significantly higher than $3.0 million, and could have a material impact on the Company’s consolidated financial position, results of operations, and regulatory capital ratios.

The increase in professional fees during the three months ended June 30, 2009, as compared to the same 2008 period, was predominately due to expenses incurred for legal, accounting and other professional services as a result of the federal grand jury investigation by the U.S. Attorney’s Office discussed above and fees paid to consultants that the Bank engaged as a result of a cease and desist order issued by the OTS, effective September 26, 2008.

FDIC premiums increased as a result of an increase in premium rates, the depletion of assessment credits previously in effect and a special assessment during the quarter ended June 30, 2009 of $270,000.

Income tax benefit for the three months ended June 30, 2009 totaled $191,000 as compared to income tax expense of $564,000 for the three months ended June 30, 2008. The decrease during the 2009 period resulted from a decrease in pre-tax income of $5.3 million. The effective income tax rate was (5.1%) and 36.9% for the three months ended June 30, 2009 and 2008, respectively. The effective tax rate for the three months ended June 30, 2009 reflects a non-deductible $3.0 million litigation loss reserve.

Comparison of Operating Results for the Six Months Ended June 30, 2009 and 2008

The net loss for the six months ended June 30, 2009 totaled $3.2 million as compared to net income of $2.0 million for the six months ended June 30, 2008, representing a decrease of $5.2 million or 260.0%. The net loss during the six months ended June 30, 2009, as compared to the same 2008 period, resulted primarily from a $5.8 million increase in total non-interest expenses and a higher provision for loan losses, as well as a decrease in total interest income, which were partially offset by decreases in total interest expense, reduction of income taxes and an increase in total non-interest income. The $5.8 million increase in total non-interest expenses was primarily driven by a $3.0 million litigation loss reserve accrued during the second quarter of 2009 and a $2.2 million increase in professional fees from the six months ended June 30, 2008 to the six months ended June 30, 2009, as well as a $467,000 increase in FDIC premiums, including a special assessment of $270,000, from the 2008 to the 2009 period.

Interest income on loans decreased by $614,000 or 4.4% to $13.2 million during the six months ended June 30, 2009, when compared with $13.8 million for the same 2008 period. The decrease during the 2009 period resulted from a decrease of $1.6 million or 0.4% in the average balance of loans outstanding, along with a decrease of twenty-seven basis points in the yield earned on loans. Interest on mortgage-backed securities decreased $326,000 or 11.6% to $2.5 million during the six months ended June 30, 2009, when compared with $2.8 million for the same 2008 period. The decrease during the 2009 period resulted from a decrease of $14.3 million or 11.4% in the average balance of mortgage-backed securities outstanding. Interest earned on investments increased by $70,000 or 17.6% to $467,000 during the six months ended June 30, 2009, when compared to $397,000 during the same 2008 period, primarily due to an increase of $927,000 or 8.6% in the average balance of such assets outstanding, along with an increase of sixty-one basis points in the yield on the portfolio.

Interest income earned on other interest-earning assets decreased by $726,000 or 87.5% to $104,000 during the six months ended June 30, 2009, when compared to $830,000 during the same 2008 period, primarily due to a decrease of $32.3 million or 57.1% in the average balance of such assets, in addition to a decrease of two hundred and seven basis points in the yield on the portfolio.

Interest expense on deposits decreased $1.7 million or 26.6% to $4.6 million during the six months ended June 30, 2009, when compared to $6.4 million during the same 2008 period. Such decrease was primarily attributable to a decrease of fifty-four basis points in the cost of interest-bearing deposits, in addition to a decrease of $46 million or 10.1% in the average balance of interest-bearing deposits. Interest expense on advances from the FHLB and overnight borrowings decreased by $358,000 or 17.0% to $1.7 million during the six months ended June 30, 2009, when compared with $2.1 million during the same 2008 period, primarily due to a decrease of $911,000 or 1.2% in the average balance of advances and overnight borrowings outstanding, in addition to a decrease of eighty-five basis points in the cost of advances and overnight borrowings.

Net interest income increased $506,000 or 5.4% during the six months ended June 30, 2009 when compared with the same 2008 period. Such increase was due to a decrease in total interest expense of $2.1 million, which was partially offset by a decrease in total interest income of $1.6 million. The Bank’s net interest rate spread was 3.04% in 2009 when compared with 2.56% during the same 2008 period. There was a decrease of fifty-six basis points in the cost of interest-bearing liabilities, which was offset by a decrease of eight basis points in the yield on interest-earning assets.

During the six months ended June 30, 2009 and 2008, the Bank provided $1,375,000 and $228,000, respectively, as a provision for loan losses. The $1,147,000 increase in the provision for loan losses, from the 2008 to the 2009 period, was primarily due to an increase in the Bank’s non-performing loans, which were $19.7 million at June 30, 2009 compared to $8.0 million at June 30, 2008. The allowance for loan losses is based on management’s evaluation of the risk inherent in its loan portfolio and gives due consideration to the changes in general market conditions and in the nature and volume of the Bank’s loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions. During the six months ended June 30, 2009 and 2008, the Bank charged off $24,000 and $0, respectively. There were also no recoveries during either period.

Non-interest income increased $216,000 or 19.6% to $1.3 million during the six months ended June 30, 2009, from $1.1 million during the same 2008 period, which resulted from a gain on sale of branch in the amount of $492,000, an increase in other non-interest income in the amount of $38,000, which were offset by decreases in commissions from sale of financial products of $204,000 and fees and service charges in the amount of $110,000. The decrease in commissions from sale of financial products was primarily due to management’s decision to eliminate the sale of financial products to the general public in April of 2009.

Non-interest expenses increased by $5.8 million or 80.6% to $13.0 million during the six months ended June 30, 2009, when compared with $7.2 million during the same 2008 period. Salaries and employee benefits, professional fees, federal deposit insurance premiums, litigation loss reserve and other non-interest expense increased $138,000, $2.2 million, $467,000, $3.0 million and $69,000, respectively, which was sufficient to offset decreases in net occupancy expense of premises, equipment, advertising and provision for loss on foreclosed real estate of $30,000, $3,600, $42,000 and $14,000, respectively, during the 2009 period when compared with the same 2008 period. As discussed in “Comparison of Operating Results for the Three Months Ended June 30, 2009 and 2008,” the Bank accrued a $3.0 million litigation loss reserve to reflect a potential criminal forfeiture, and related costs and expenses in the quarter ended June 30, 2009 as a result of the federal grand jury investigation by the U.S. Attorney’s Office discussed above. It is probable that the Bank will incur material losses in addition to the $3.0 million litigation loss reserve; however no reasonable estimate of additional losses can be made at this time. Depending on the end result of the investigation, the total amount of penalties and related costs and expenses incurred by the Bank may be significantly higher than $3.0 million, and could have a material impact on the Company’s consolidated financial position, results of operations, and regulatory capital ratios. The increase in professional fees during the six months ended June 30, 2009, as compared to the same 2008 period, was predominately due to expenses incurred for legal, accounting and other professional services as a result of the federal grand jury investigation by the U.S. Attorney’s Office discussed above and fees paid to consultants that the Bank engaged as a result of a cease and desist order issued by the OTS. FDIC premiums increased as a result of an increase in premium rates, the depletion of assessment credits previously in effect and a special assessment during the quarter ended June 30, 2009 of $270,000.

Income tax expense totaled $71,000 and $1.2 million during the six months ended June 30, 2009 and 2008, respectively. The decrease during the 2009 period resulted from a decrease in pre-tax income of $6.2 million. The effective income tax rate was 2.3% and 36.9% for the six months ended June 30, 2009 and 2008, respectively. The effective tax rate for the six months ended June 30, 2009 reflects a non-deductible $3.0 million litigation loss reserve.

Liquidity and Capital Resources

The Bank is required by OTS regulations to maintain sufficient liquidity to ensure the Bank’s safe and sound operation. The Bank’s liquidity averaged 5.74% during the month of June 2009. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity levels as appropriate to meet its asset/liability objectives.

The Bank’s primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities, FHLB advances, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition.

The Bank’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Cash was generated by operating activities during the six months ended June 30, 2009 and 2008.

The primary sources of investing activities are lending and mortgage-backed securities. Loans receivable amounted to $422.5 million and $437.6 million at June 30, 2009 and December 31, 2008, respectively. Securities available for sale totaled $713,000 and $771,000 at June 30, 2009 and December 31, 2008, respectively. Mortgage-backed securities held to maturity totaled $101.8 million and $117.4 million at June 30, 2009 and December 31, 2008, respectively. In addition to funding new loan production and mortgage-backed securities purchases through operating and financing activities, such activities were funded by principal repayments on existing loans and mortgage-backed securities.

The main sources of financing activities are deposits, advances and dividends. Deposits were $449.3 million and $444.0 million at June 30, 2009 and December 31, 2008, respectively. Advances from the FHLB totaled $62.0 million and $89.5 million at June 30, 2009 and December 31, 2008, respectively. Cash dividends of $1.3 million and $2.3 million were paid during the six months ended June 30, 2009 and 2008, respectively.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds.

The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At June 30, 2009, the Bank had outstanding commitments to originate loans of $3.8 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2009, totaled $197.0 million. Management believes that, based upon its experience and the Bank’s deposit flow history, a significant portion of such deposits will remain with the Bank.

Under OTS regulations, three separate measurements of capital adequacy (the “Capital Rule”) are required. The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% and core capital equal to at least 4.0% of its adjusted total assets. The Capital Rule further requires each savings institution to maintain total capital equal to at least 8.0% of its risk-weighted assets.

The following table sets forth the Bank’s capital position at June 30, 2009, as compared to the minimum regulatory capital requirements:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Actions Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)

Total Capital (to risk-weighted assets)	$56,059	14.95%	$30,007	8.00%	$37,509	10.00%

Tier 1 Capital (to risk-weighted assets)	51,861	13.83%	—	—	22,505	6.00%

Core (Tier 1) Capital (to adjusted total assets)	51,861	9.02%	23,008	4.00%	28,760	5.00%

Tangible Capital (to adjusted total assets)	51,861	9.02%	8,628	1.50%	—	—

Contractual Obligations and Off-Balance Sheet Arrangements

The following table sets forth the Bank’s contractual obligations and commercial commitments at June 30, 2009:

		Payment Due By Period
Contractual Obligations	Total	One Year or Less	More Than One Year Through Three Years	More Than Three Years Through Five Years	More Than Five Years
	(In Thousands)

FHLB advances	$62,000	$21,000	$23,000	$—	$18,000
Certificates of deposit	212,625	196,911	13,834	1,880	—
Lease obligations	2,542	481	958	735	368
Benefit plans	6,885	695	1,381	1,403	3,406

Total	$284,052	$219,087	$39,173	$4,018	$21,774

In the normal course of business, the Bank enters into off-balance sheet arrangements consisting of commitments to fund mortgage loans and lines of credit secured by real estate. The following table presents these off-balance sheet arrangements at June 30, 2009.

		Commitment Expiration By Period
Off-Balance Sheet Arrangements	Total	One Year or Less	More Than One Year Through Three Years	More Than Three Years Through Five Years	More Than Five Years
	(In Thousands)
To originate loans	$3,838	$3,838	$—	$—	$—
Unused lines of credit	1,722	1,712	10	—	—
Letters of credit	13,279	13,279	—	—	—

Total	$18,839	$18,829	$10	$—	$—

ITEM 3.	Quantitative and Qualitative Disclosures About Market Risk

Management of Interest Rate Risk. The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate re-pricing “gap,” provides an indication of the extent to which an institution’s interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest-rate sensitive assets.

Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would result in a decrease in net interest income. Because the Bank’s interest-bearing liabilities that mature or re-price within short periods exceed its interest-earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally would have a positive effect on net interest income.

The Bank’s current investment strategy is to maintain an overall securities portfolio that contributes to the Bank’s overall profitability and asset mix within given quality and maturity considerations established and maintained by the Bank’s Investment and Interest Rate Risk Committees.

Net Portfolio Value. The Bank’s interest rate sensitivity is monitored by management through the use of the OTS model that estimates the change in the Bank’s net portfolio value (“NPV”) over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The OTS produces its analysis based upon data submitted on the Bank’s quarterly Thrift Financial Reports. The following table sets forth the Bank’s NPV as of March 31, 2009, the most recent date the Bank’s NPV was calculated by the OTS.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as Percent of Portfolio Value of Assets
	Amount	Dollar Change	Percent Change	NPV Ratio	Change In Basis Points

	(Dollars in Thousands)

+300	$50,251	$(34,606)	(41)%	8.48%	(493	)bp
+200	64,054	(20,803)	(25)%	10.54%	(287	)bp
+100	76,088	(8,769)	(10)%	12.23%	(117	)bp
+50	80,410	(4,447)	(5)%	12.82%	(59	)bp
0	84,857	—	—	13.41%	—
–50	87,798	2,941	3%	13.78%	37	bp
–100	90,741	5,884	7%	14.16%	75	bp

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or re-pricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank’s net interest income and will differ from actual results.

ITEM 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of the Company’s Chief Financial Officer and Interim Chief Executive Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. The purpose of these controls and procedures is to ensure that information required to be disclosed by the Company in its Exchange Act reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC’s rules and forms. Based on the evaluation, the Company’s Chief Financial Officer and Interim Chief Executive Officer concluded that, because of a material weakness in the Company’s internal control over financial reporting as identified during management’s assessment of internal control over financial reporting as of December 31, 2008, the Company’s disclosure controls and procedures were not effective as of June 30, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with its assessment of internal control over financial reporting as of the end of fiscal 2008, management identified the following material weakness in the Company’s internal control over financial reporting as of December 31, 2008, which also existed as of June 30, 2009:

Pamrapo Service Corporation – The controls relating to fees and commissions from sale of financial products payable to the Corporation, a wholly-owned subsidiary of the Bank, were inadequate. In August 2008, management became aware that certain commission payments from a third-party broker, which were payable to the Corporation, as required by its policies and procedures, were being paid directly to the Manager of the Corporation. The direct payments to the Manager were made pursuant to a letter between a third-party broker and the president of the Corporation. These direct payments constituted a change in commission structure, which was made without the approval of the Board of Directors of the Corporation, as required by its policies and procedures.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has taken and is continuing to take actions to remediate its material weakness in internal control over financial reporting.

For a summary of the results of the internal investigation of the business and financial records of the Corporation conducted by independent forensic accountants engaged by the Company’s Audit Committee, please see Part I, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pamrapo Service Corporation of this Form 10-Q.

PART II—OTHER INFORMATION

ITEM 1.	Legal Proceedings

As announced on February 3, 2009, the Bank previously received federal grand jury subpoenas from the U.S. Attorney’s Office for the District of New Jersey. The subpoenas were issued to the Bank in connection with an ongoing investigation regarding the Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including the Bank’s senior officers and directors, have received grand jury testimony subpoenas in connection with this matter. In addition, the Bank and its wholly-owned subsidiary, the Corporation, have also received federal grand jury subpoenas from the U.S. Attorney’s Office relating to certain commissions paid to the Manager of the Corporation. The Bank has, and continues to, fully cooperate with the investigations. It is anticipated that the investigations will continue for at least the next several months.

No penalties, either criminal or civil, have been imposed on the Bank to date as a result of the investigation. However, pursuant to Statement of Financial Accounting Standards No. 5, a company must accrue funds for a possible litigation loss if a loss is probable and the amount of the expected loss is reasonably estimable. It is probable that the Bank will incur monetary penalties in the form of fines and forfeitures as a result of these matters. As reported in a Form 8-K filed with the Securities and Exchange Commission on June 23, 2009, the Bank was able to reasonably estimate certain losses, based on new information that had come to light. As a result, the Bank accrued a $3.0 million litigation loss reserve to reflect a potential criminal forfeiture, and related costs and expenses in the quarter ended June 30, 2009.
The Bank is only able to reasonably estimate certain losses at this time. It is probable that the Bank will incur material losses in addition to the $3.0 million litigation loss reserve described above; however it is not able to reasonably estimate additional losses at this time. These additional losses relate to potential further criminal forfeitures and potential criminal fines that may be imposed separately by a court, and civil money penalties that may be imposed by the OTS, the Bank’s primary federal regulator, and Financial Crimes Enforcement Network, a part of the United States Treasury Department (FinCEN). Depending on the end result of the investigation, the total amount of penalties and related costs and expenses incurred by the Bank may be significantly higher than $3.0 million, and could have a material impact on the Company’s consolidated financial position, results of operations, and regulatory capital ratios.

On July 9, 2009, a complaint was filed in the Superior Court of New Jersey in Hudson County against the Company, each of its directors and BCB Bancorp, Inc. (“BCB”). The action, which seeks class certification, was brought by Keith Kube, a purported shareholder of the Company, on behalf of himself and all others similarly situated. The complaint alleges, among other things, that the directors of the Company are in breach of their fiduciary duties to shareholders in connection with the Company’s entry into an agreement and plan of merger, dated as of June 29, 2009, with BCB (the “Agreement”), pursuant to which the Company will merge with and into BCB, with BCB as the surviving corporation. The complaint seeks, among other things, for the Court to enjoin the defendants from consummating the transactions contemplated by the Agreement and to award the plaintiff attorneys’ fees and expenses incurred in bringing the lawsuit. The Company and its directors believe that the allegations in the complaint are without merit and intend to vigorously defend against the claims and causes of action asserted in this legal matter.

ITEM 1A.	Risk Factors

The following is an additional update to the first risk factor disclosed under Part I, Item 1A, Risk Factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as previously updated by Part II, Item 1A, Risk Factors in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Government investigations could materially impact our financial statements and continue to reduce our earnings.

As previously disclosed and described in Part II, Item 1, Legal Proceedings of this Form 10-Q, the Bank has received federal grand jury subpoenas from the U.S. Attorney’s Office. The subpoenas were issued to the Bank in connection with an ongoing investigation regarding the Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including the Bank’s senior officers and directors, have received grand jury testimony subpoenas in connection with this investigation. In addition, the Bank and its wholly-owned subsidiary, the Corporation, have also received federal grand jury subpoenas from the U.S. Attorney’s Office relating to certain commissions paid to the Manager of the Corporation. The Bank has, and continues to, fully cooperate with the investigation. It is anticipated that the investigation will continue for at least the next several months.

Although no penalties, either criminal or civil, have been imposed on the Bank to date as a result of the investigation, it is probable that the Bank will incur monetary penalties in the form of fines and forfeitures as a result of these matters. Pursuant to Statement of Financial Accounting Standards No. 5, a company must accrue funds for a possible litigation loss if a loss is probable and the amount of the expected loss is reasonably estimable. As reported in a Form 8-K filed with the Securities and Exchange Commission on June 23, 2009, the Bank was able to reasonably estimate certain losses, based on new information that had come to light. As a result, the Bank accrued a $3.0 million litigation loss reserve to reflect a potential criminal forfeiture, and related costs and expenses in the quarter ended June 30, 2009. It is probable that the Bank will incur material losses in addition to the $3.0 million litigation loss reserve described above; however it is not able to reasonably estimate additional losses at this time. Depending on the end result of the investigation, the total amount of penalties and related costs and expenses incurred by the Bank may be significantly higher than $3.0 million, and could have a material impact on our consolidated financial position, results of operations, and regulatory capital ratios. In addition, regardless of the outcome of the investigation, we may continue to incur substantial costs in dealing with these matters, which could continue to reduce our earnings.

ITEM 2.	Unregistered Sales of Equity Securities and Use of Proceeds

There were no repurchases by the Company of its common stock during the quarter ended June 30, 2009. As of June 30, 2009, there were 248,165 shares remaining that may be repurchased under the Company’s stock repurchase programs, which were announced on August 22, 2000 and February 3, 2009. Unless modified or revoked by the Company’s Board of Directors, the repurchase authorizations do not expire.

ITEM 3.	Defaults Upon Senior Securities

Not applicable.

ITEM 4.	Submission of Matters to a Vote of Security Holders

The Annual Stockholders’ Meeting was held on April 29, 2009. The following matters were submitted to the stockholders:

1.	Election of three directors.

The following directors were elected for terms to expire at the Annual Meeting of Stockholders for the year indicated next to each director’s name or until his successor is elected and qualified:

		Number of Votes
	Year	For	Withheld
Patrick D. Conaghan	2012	3,805,615	734,537
John A. Morecraft	2012	3,792,768	747,384
Herman L. Brockman	2011	3,569,223	970,929

2.	The ratification of Beard Miller Company LLP as independent auditors of the Company for the fiscal year ending December 31, 2009.

Number of Votes
For	Against	Abstain
4,300,595	227,117	12,440

ITEM 5.	Other Information

None.

ITEM 6.	Exhibits

The following exhibits are filed as part of this report:

2	Agreement and Plan of Merger, dated as of June 29, 2009, between BCB Bancorp, Inc. and Pamrapo Bancorp, Inc. [1]

3.1.1	Certificate of Incorporation of Pamrapo Bancorp, Inc.[2]

3.1.2	Certificate of Amendment to Certificate of Incorporation of Pamrapo Bancorp, Inc.[3]

3.2	Pamrapo Bancorp, Inc. By-laws[4]

4	Stock Certificate of Pamrapo Bancorp, Inc.[5]

10.1	Change in Control Agreement by and between Pamrapo Bancorp, Inc. and Margaret Russo.[6]

10.2	Restated Pamrapo Bancorp, Inc. Change in Control Agreement by and between Pamrapo Bancorp, Inc. and Kenneth D. Walter. [7]

10.3	Amended and Restated Pamrapo Savings Bank, S.L.A. Directors’ Consultation and Retirement Plan.[8]

10.4	Pamrapo Bancorp, Inc. 2003 Stock-Based Incentive Plan. [9]

10.5	Order to Cease and Desist, Order No. NE-08-12, effective September 26, 2008. [10]

10.6	Stipulation and Consent to Issuance of Order to Cease and Desist.[10]

11	Computation of earnings per share (filed herewith).

31	Certification of Chief Financial Officer and Interim Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32	Certification of Chief Financial Officer and Interim Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

[1]	Incorporated herein by reference to the Current Report on Form 8-K, filed on June 30, 2009.
[2]	Incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 30, 2001.
[3]	Incorporated herein by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 12, 2003.
[4]	Incorporated herein by reference to the Current Report on Form 8-K, filed on November 27, 2007.
[5]	Incorporated herein by reference to the Registration Statement on Form S-1 (Registration No. 33-30370), as amended, filed on August 8, 1989.
[6]	Incorporated herein by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed on November 9, 2007.
[7]	Incorporated herein by reference to the Current Report on Form 8-K, filed on October 29, 2007.
[8]	Incorporated herein by reference to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009.
[9]	Incorporated herein by reference to the 2003 Annual Meeting Proxy Statement, filed on March 31, 2003.
[10]	Incorporated herein by reference to the Current Report on Form 8-K, filed on September 26, 2008.
*	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAMRAPO BANCORP, INC.

Date: August 10, 2009	By	/s/ Kenneth D. Walter
Kenneth D. Walter
Vice President, Treasurer and Chief Financial Officer and Interim President and Chief Executive Officer

Exhibit 11

Computation of Earnings per Share

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
(Loss) available to common stockholders	$(3,590,580)	$(3,152,980)
Weighted average shares outstanding	4,935,542	4,935,542
Basic (loss) per share	$(0.73)	$(0.64)
(Loss) for diluted (loss) per share	$(3,590,580)	$(3,152,980)
Total weighted average common shares and equivalents outstanding for diluted computation	4,935,542	4,935,542
Diluted (loss) per share	$(0.73)	$(0.64)

Exhibit 31

CERTIFICATION

I, Kenneth D. Walter, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Pamrapo Bancorp, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this report.

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 10, 2009

/s/ Kenneth D. Walter
Kenneth D. Walter
Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTIONS 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Pamrapo Bancorp, Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kenneth D. Walter, Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kenneth D. Walter
Kenneth D. Walter
Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer

Date: August 10, 2009

Appendix H

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 0-18014

PAMRAPO BANCORP, INC.

(Exact name of registrant as specified in its charter)

NEW JERSEY	22-2984813
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

611 AVENUE C, BAYONNE, NEW JERSEY 07002

(Address and zip code of principal executive offices)

Registrant’s telephone number, including area code: (201) 339-4600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.    ☐  Yes    ☒  No

Note—Checking the box will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☒
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    ☐  Yes    ☒  No

The aggregate market value, based upon the last sales price of $15.48 as quoted on The NASDAQ Global Market for June 30, 2008, of the common stock held by non-affiliates of the registrant, i.e., persons other than directors and executive officers of the registrant, is approximately $59,380,000.

The Registrant had 4,935,542 shares of Common Stock outstanding as of March 9, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Report to Shareholders for the year ended December 31, 2008 are incorporated by reference into Parts I and II of this Form 10-K.

Portions of the Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Forward-Looking Statements

This Form 10-K may include certain forward-looking statements based on current management expectations. The actual results of Pamrapo Bancorp, Inc. (the “Company”) could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of loan and investment portfolios of Pamrapo Savings Bank, S.L.A., the Company’s wholly-owned subsidiary, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products, services and prices.

PART I

Item 1. Business.

Pamrapo Bancorp, Inc. (also referred to as the “Company” or the “Registrant”) was incorporated under Delaware law on June 26, 1989 and changed its state of incorporation from Delaware to New Jersey on March 29, 2001. On November 10, 1989, the Registrant acquired Pamrapo Savings Bank, S.L.A. (the “Bank” or “Pamrapo”) as a part of the Bank’s conversion from a New Jersey chartered savings association in mutual form to a New Jersey chartered stock savings association. The Registrant is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision (“OTS”), the Federal Deposit Insurance Corporation (“FDIC”) and the Securities and Exchange Commission (“SEC”). Currently, the Registrant does not transact any material business other than through its sole subsidiary, the Bank.

Pamrapo was organized in 1887 as Pamrapo Building and Loan Association. On October 6, 1952, it changed its name to Pamrapo Savings and Loan Association, a New Jersey chartered savings and loan association in mutual form, and in 1988 it changed its name to Pamrapo Savings Bank, S.L.A. The Bank’s principal office is located in Bayonne, New Jersey. Its deposits are insured up to applicable limits by the Deposit Insurance Fund (the “DIF”) which is administered by the FDIC. At December 31, 2008, the Bank had total assets of $598.0 million, deposits of $447.0 million and stockholders’ equity of $51.5 million before elimination of intercompany accounts with the Company.

On March 6, 2009, the Bank completed its transaction for the sale of assets and transfer of liabilities of the Bank’s Fort Lee, New Jersey banking office, as well as the assignment of the lease for that office, to NewBank, a New York-chartered commercial bank located in Flushing, New York. As of that date, the deposits of the Bank’s Fort Lee branch were approximately $14.5 million. The purchase price for the assets of the branch, which was offset against the amount owed to NewBank for assuming the branch’s deposits, was $500,000 and a cash payment for the loans being purchased, which had a net book value of $13,000 at the time of sale. The Bank recorded a gain of $492,000 as a result of the sale.

As a community-oriented institution, the Bank is principally engaged in attracting retail deposits from the general public and investing those funds in fixed-rate one- to four-family residential mortgage loans and, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans, consumer loans and mortgage-backed securities. The Bank’s revenues are derived principally from interest on loans and mortgage-backed securities, interest and dividends on investment securities and short-term investments, and other fees and service charges. The Bank’s primary sources of funds are deposits and, to a lesser extent, Federal Home Loan Bank of New York (“FHLB-NY”) advances and other borrowings.

Market Area

The Bank, which is headquartered in Bayonne, New Jersey, conducts its business through ten retail banking offices, seven of which are located in Bayonne, New Jersey, one in Hoboken, New Jersey, one in Jersey City, New Jersey, and one in Monroe, New Jersey. The Bank’s deposit base is located primarily in Hudson County, with a large concentration in Bayonne, an older, stable, residential community of one-family and two-family residences and middle income families who have lived in the area for many years. The communities in which the Bank’s branches are located are strategically located in the New York City metropolitan area and many residents of these communities commute to Manhattan to work on a daily basis. The Bank’s lending activities have also been concentrated in Hudson County and to a lesser extent in Bergen, Monmouth, Middlesex and Ocean Counties, areas which have had a high level of new development in recent years.

Lending Activities

General. Pamrapo principally originates fixed-rate mortgage loans on one- to four-family residential dwellings for retention in its own portfolio. The Bank also originates acquisition, development and construction loans in addition to multi-family and commercial real estate loans. At December 31, 2008, the Bank’s total gross loans outstanding amounted to $442.8 million, of which $273.7 million consisted of loans secured by one- to four-family residential properties, $12.2 million consisted of construction and land loans, $141.4 million consisted of loans secured by multi-family and commercial real estate, and $13.6 million consisted of commercial loans. Substantially all of the Bank’s real estate loan portfolio consists of conventional mortgage loans.

LOAN PORTFOLIO COMPOSITION

The following table sets forth the composition of the Bank’s loan and mortgage-backed securities portfolios in dollar amounts and in percentages at the dates indicated:

	At December 31,
	2004		2005		2006		2007		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real Estate Mortgage Loans:
Permanent:
Fixed-rate	$319,043	80.61%	$346,456	79.05%	$352,913	77.59%	$336,620	76.67%	$340,877	77.91%
Adjustable rate	3,039.77		6,316	1.44	8,188	1.80	7,098	1.62	7,895	1.80
Construction(1)	18,272	4.61	16,299	3.72	17,224	3.78	15,533	3.53	12,199	2.79

Total mortgage loans	340,354	85.99	369,071	84.21	378,325	83.17	359,251	81.82	360,971	82.50

Commercial Loans	659.17		5,858	1.34	9,037	1.99	10,318	2.35	13,569	3.10

Consumer Loans:
Passbook or certificate	733.19		763.18		719.16		720.16		777.18
Home improvement	133.03		57.01		36.01		25.01		1	—
Equity and second mortgages	59,015	14.91	66,494	15.17	70,507	15.50	71,902	16.38	66,278	15.14
Automobile	637.16		680.16		536.12		561.13		426.10
Personal	1,041.26		1,052.24		1,146.25		938.21		776.18

Total consumer loans	61,559	15.55	69,046	15.76	72,944	16.04	74,146	16.89	68,258	15.6

Total loans	402,572	101.71	443,975	101.31	460,306	101.20	443,715	101.06	422,798	101.2

Less:
Allowance for loan losses	2,495.63		2,755.63		2,651.58		3,155.72		4,661	1.06
Loans in process	5,155	1.30	4,020.92		4,012.88		2,719.62		1,821.42
Deferred loan fees (costs)	(878)	(.22)	(1,050)	(.24)	(1,216)	(.26)	(1,212)	(.28)	(1,238)	(.28)

Total	6,772	1.71	5,725.31		5,447	1.20	4,662	1.06	5,244	1.20

Total net loans	$395,800	100.00%	$438,250	100.00%	$454,859	100.00%	$439,053	100.00%	$437,554	100.00%

Mortgage-Backed Securities:
GNMA(2)	$421.21%		$253.15%		$168.12%		$127.10%		$103.09%
FHLMC(3)(6)	140,821	69.99	118,507	70.63	100,185	70.69	86,975	69.90	81,305	68.99
FNMA(4)(6)	42,660	21.20	32,623	19.44	27,127	19.14	24,725	19.87	20,671	17.54
CMO(5)	16,027	7.97	15,428	9.20	13,334	9.41	12,029	9.67	15,356	13.03

Total mortgage-backed securities	199,929	99.37	166,811	99.42	140,814	99.36	123,856	99.54	117,435	99.65
Add:
Premiums (discounts), net	1,246.62		970.58		903.64		567.46		411.35
Unrealized gain on securities available for sale	16.01		8	—	7	—	5	—	—	—

Net mortgage-backed securities	$201,191	100.00%	$167,789	100.00%	$141,724	100.00%	$124,428	100.00%	$117,846	100.00%

(1)	Includes acquisition, development and land loans.
(2)	Government National Mortgage Association (“GNMA”).
(3)	Federal Home Loan Mortgage Corporation (“FHLMC”).
(4)	Federal National Mortgage Association (“FNMA”).
(5)	Collateralized Mortgage Obligations (“CMO”).
(6)	Includes available for sale securities having a principal balance of $1,098,323 for 2004, a principal balance of $772,221 for 2005, a principal balance of $662,405 for 2006, a principal balance of $516,561 for 2007 and a principal balance of $418,937 for 2008.

The following table sets forth the composition of the Bank’s gross loan portfolio by type of security at the dates indicated.

	As of December 31,
	2006		2007		2008
	(Dollars in thousands)
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
One-to four-family (2)	$276,232	60.01%	$268,048	60.41%	$273,683	61.81%
Multi-family (2)	71,323	15.50	63,652	14.35	63,709	14.39
Commercial real estate (2)	84,088	18.27	83,944	18.92	77,659	17.54
Construction and land	17,224	3.74	15,533	3.50	12,199	2.75
Commercial	9,037	1.96	10,318	2.32	13,569	3.06
Consumer-secured and unsecured	2,402.52		2,220.50		1,979.45

Total gross loans	$460,306	100.00%	$443,715	100.00%	$442,798	100.00%

ORIGINATION, PURCHASE AND SALE OF LOANS AND MORTGAGE-BACKED SECURITIES. The following table sets forth the Bank’s loan originations, purchases, sales and principal repayments for the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	(Dollars in thousands)
Mortgage Loans (gross):
At beginning of period	$369,071	$378,325	$359,251

Mortgage loans originated:
One- to four-family residential	46,533	11,676	30,064
Multi-family residential	9,456	1,483	8,830
Commercial	12,975	7,964	8,522
Construction (1)	12,350	6,616	1,335

Total mortgage loans originated	81,314	27,739	48,751

Mortgage loans sold	—	1,500	—
Charge-offs	86	183	16
Transfers to REO	—	486	—
Repayments	71,974	44,644	47,015

At end of period	$378,325	$359,251	$360,971

Commercial Loans (gross):
At beginning of period	$5,858	$9,037	$10,318
Commercial loans originated	5,005	4,301	7,121
Charge-offs	—	54	97
Repayments	1,826	2,966	3,773

At end of period	$9,037	$10,318	$13,569

Consumer Loans (gross) (2)
At beginning of period	$69,046	$72,944	$74,146
Consumer loans originated	26,782	20,367	14,603
Charge-offs	27	33	11
Repayments	22,857	19,132	20,480

At end of period	$72,944	$74,146	$68,258

Mortgage-backed securities (gross):
At beginning of period	$166,811	$140,814	$123,856
Mortgage-backed securities purchased	—	3,970	14,919
Repayments	25,997	20,928	21,340

At end of period	$140,814	$123,856	$117,435

(1)	Includes acquisition, development and land loans.
(2)	Includes equity and second mortgages.

LOAN MATURITY. The following table sets forth the maturity of the Bank’s gross loan portfolio at December 31, 2008. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totaled $96.7 million, $66.7 and $71.3 million for the years ended December 31, 2006, 2007 and 2008, respectively.

	One- to four- family residential mortgage loans (1)	Multi-family and commercial real estate loans (1)	Construction Loans (2)	Consumer- secured and unsecured loans	Commercial Loans	Total
	(In thousands)
Amounts due:
Within 1 year	$125	$1,067	$12,086	$53	$6,029	$19,360

After 1 year:
1 to 3 years	794	1,204	87	498	5,670	8,253
3 to 5 years	4,816	2,290	26	381	1,556	9,069
5 to 10 years	30,548	21,118	—	805	—	52,471
10 to 20 years	88,159	114,772	—	242	314	203,487
Over 20 years	149,241	917	—	—	—	150,158

Total due after 1 year	273,558	140,301	113	1,926	7,540	423,438

Total amounts due	$273,683	$141,368	$12,199	$1,979	$13,569	$442,798

Less:
Allowance for loan losses						4,661
Loans in process						1,821
Deferred loan fees (costs)						(1,238)

Total						$437,554

(1)	Includes equity, second mortgage and home improvement loans.
(2)	Includes acquisition, development and land loans.

The following table sets forth at December 31, 2008, the dollar amount of all mortgage, consumer, commercial and construction loans, due after December 31, 2009, which have fixed interest rates or adjustable interest rates:

	Due after December 31, 2009
	Fixed Rates	Floating or Adjustable Rates	Total Due After One Year
	(In thousands)
One- to four-family residential (1)	$264,898	$8,660	$273,558
Construction loans	113		113
Multi-family and commercial real estate (1)	134,576	5,725	140,301
Commercial-loans		7,540	7,540
Consumer-secured and unsecured loans	1,163	763	1,926

Totals	$400,750	$22,688	$423,438

(1)	Includes equity, second mortgage and home improvement loans.

Residential Mortgage Lending. Pamrapo presently originates first mortgage loans, equity loans, second mortgage loans and improvement loans secured by one- to four-family residences and multi-family residences. As of December 31, 2008, 96.7% of the gross loan portfolio was fixed-rate loans and 3.3% was ARMs, and was originated for the Bank’s portfolio. Residential loan originations are generally obtained from existing or past customers and members of the local community. As of December 31, 2008, $337.4 million or 76.2% of the Bank’s total gross loan portfolio consisted of one- to four-family and multi-family residential mortgage loans. Of this amount $273.7 million were one- to four-family loans and $63.7 million were multi-family loans.

The one- to four-family residential loans originated by the Bank are primarily fixed-rate mortgages, generally with terms of 15 or 25 years. Typically, such homes in the Bayonne area are one- or two-family owner-occupied dwellings. The Bank generally makes one- to four-family residential mortgage loans in amounts up to 80% of the appraised value of the secured property. The Bank will originate loans with loan-to-value ratios up to 90% within the local community, provided that private mortgage insurance on the amount in excess of such 80% ratio is obtained. Mortgage loans in the Bank’s portfolio generally include due-on-sale clauses, which provide the Bank with the contractual right to demand the loan immediately due and payable in the event that the borrower transfers ownership of the property that is subject to the mortgage. It is the Bank’s policy to enforce due-on-sale provisions. As of December 31, 2008, the interest rate for one- to four-family residential fixed-rate mortgages offered by the Bank was 6.00% on 15-year loans and 6.25% on 25-year loans.

The Bank also originates loans on multi-family residences. Such residences generally consist of 6 to 24 units. Such loans are generally fixed-rate loans with interest rates ranging from 1.0% to 1.5% higher than those offered on one- to four-family residences. The Bank generally makes multi family residential loans in amounts up to 75% of the appraised value of the secured property. Such appraisals are based primarily on the income producing ability of the property. The terms of multi-family residential loans range from 10 to 15 years. As of December 31, 2008, $63.7 million or 14.4% of the Bank’s total gross loan portfolio consisted of multi-family residential loans.

Upon receipt of an application for a mortgage loan from a prospective borrower, a credit report is ordered to verify information relating to the applicant’s employment, income and credit standing. A preliminary inspection of the subject premises is made by at least one member of the Executive Committee. The report of that inspection is brought before the Executive Committee or the full Board of Directors to approve the amount of the loan and the terms. Approval is given subject to a report of value from an independent appraiser and credit approval. Approval of credit is given by the Bank’s president or loan officer. It is the Bank’s policy to obtain title insurance on all real estate loans. Borrowers also must obtain hazard insurance and flood insurance, if required, prior to closing. The Bank generally requires borrowers to advance funds on a monthly basis together with each payment of principal and interest to a tax escrow account from which the Bank can make disbursements for items such as real estate taxes and certain insurance premiums, if any, as they become due.

Acquisition, Development, Construction and Land Lending. The Bank originates loans to finance the construction of one- to four-family dwellings, multi-family dwellings and, to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used principally for residential purposes in cases where the Bank is to provide the construction funds to improve the properties.

The interest rates and terms of the construction and land development loans vary, depending upon market conditions, the size of the construction or development project and negotiations with the borrower. Advances are generally made to the borrower to cover actual construction costs incurred. On larger construction loans, the Bank requires the project to be built out in phases. Advancement of funds is dependent upon completion of the project stages. The Bank generally limits its exposure to 75% of the projected market value of the completed project. The amount of the loans are generally determined as follows: (i) land acquisition loans with no immediate plans for construction are limited to 65% of the appraised value of the land; (ii) acquisition and development loans are limited to 65% of appraised value of the improved lot not to exceed 150% of the original acquisition cost; (iii) in addition to the disbursement for acquisition and development, in an acquisition, development and construction loan, the Bank will not advance more than 90% of the construction costs; and (iv) loans secured by previously owned vacant land are limited to 65%. Prior to making any disbursements, the Bank requires that the projects securing the construction and development loans be inspected.

The underwriting criteria used by the Bank are designed to evaluate and minimize the risks of each construction loan. Among other things, the Bank generally considers an appraisal of the project, the reputation of the borrower and the contractor, the amount of the borrower’s equity in the project, independent valuations and review of cost estimates, plans and specifications, preconstruction sale and leasing information, current and expected economic conditions in the area of the project, cash flow projections of the borrower, and, to the extent available, guarantees by the borrower and/or third parties. All of the Bank’s acquisition, development and construction loan portfolio is secured by real estate properties located in northern and central New Jersey.

Acquisition, development and construction lending is generally considered to involve a higher level of risk than one- to four-family permanent residential lending due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on development projects, real estate developers and managers. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As of December 31, 2008, $12.2 million or 2.8% of the Bank’s gross loan portfolio consisted of acquisition, development, construction and land loans varying in size from $50,000 to $1.7 million.

Commercial Real Estate Lending. Loans secured by commercial real estate totaled $77.7 million, or 17.5% of the Bank’s total gross loan portfolio, at December 31, 2008. Commercial real estate loans are generally originated in amounts up to 70% of the appraised value of the property. Such appraised value is determined by an independent appraiser previously approved by the Bank. The Bank’s commercial real estate loans are secured by improved property such as office buildings, retail stores, warehouses and other non-residential buildings. Once the loan has been determined to be creditworthy and of sufficient property value, in the case of corporate borrowers, the Bank obtains a personal guaranty from third party principals of the corporate borrower as supplemental security on the loan. This enables the Bank to proceed against the guarantor in the event of default without first exhausting remedies against the borrower. Inquiry as to collectibility pursuant to such third party guarantees may be made by means of review of other properties secured by the Bank, personal interviews with the applicants, review of the applicant’s personal financial statements and income tax returns and review of credit bureau reports. Borrowers must personally guarantee loans made for commercial real estate. Commercial real estate loans have terms ranging from 5 to 15 years and are generally fixed-rate loans.

Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Emphasis is placed on the income producing capability of the collateral rather than on management-intensive projects.

Consumer and Commercial Lending. The Bank offers various other secured and unsecured consumer loan products such as automobile loans, personal loans and passbook loans, as well as commercial loans. At December 31, 2008, the balance of such loans was $15.5 million, or 3.5% of the Bank’s total gross loan portfolio.

Loan Review. The Bank has a formalized loan review program, providing for detailed post-closing reviews for loans selected from all categories. After review, reports are made to the mortgage and loan officers and the Board of Directors. Classification determination is presently the responsibility of the Asset Classification Committee. See “Classification of Assets.” The purpose of these procedures is to enhance the Bank’s ability to properly document the loans it originates and to improve the performance of such loans.

Lending Authority. The Bank’s Executive Committee has the authority to approve loans up to $750,000, with the stipulation that loans approved in excess of $500,000 must be reported at the next Board of Directors meeting. The Bank’s Vice President and Loan Officer have the authority to approve consumer and equity loans of up to $350,000.

Loan Servicing. The Bank originated all of the loans it has sold and services those loans for other investors. Pamrapo receives fees for these servicing activities, which include collecting and remitting loan payments, inspecting the properties and making certain insurance and tax payments on behalf of the borrowers. At December 31, 2008, the Bank was servicing $1.3 million of loans for others.

Loan Origination Fees and Costs. Loan origination fees and certain related direct loan origination costs are deferred and the resulting net amount is amortized over the life of the related loan as an adjustment to the yield of such loans. In addition, commitment fees are required to be offset against related direct costs and the resulting net amount generally is recognized over the life of the related loans as an adjustment of yield or if the commitment expires unexercised, recognized upon expiration of the commitment. The Bank had $1.2 million in net deferred origination costs at December 31, 2008.

Non-Performing Assets

When a borrower fails to make a required payment by the fifteenth day of the month in which the payment is due, the Bank sends a late notice advising the borrower that the payment has not been received. In most cases delinquencies are cured promptly; however, if a loan has been delinquent for more than 60 days, the Bank reviews the loan status more closely and, where appropriate, appraises the condition of the property and the financial circumstances of the borrower. Based upon the results of any such investigation, the Bank (1) may accept a repayment program for the arrearage from the borrower; (2) may seek evidence, in the form of a listing contract, of efforts by the borrower to sell the property if the borrower has stated that he is attempting to sell; (3) may request a deed in lieu of foreclosure; or (4) generally will initiate foreclosure proceedings when a loan payment is delinquent for more than three monthly installments.

The following table sets forth information regarding non-accrual loans, loans which are 90 days or more delinquent, but on which the Bank is accruing interest, and other real estate owned held by the Bank at the dates indicated. It is generally the Bank’s policy to stop interest income accruals and to fully reverse all previously accrued interest income on consumer loans more than 120 days past due and on all other loans when, in management’s opinion, the collection of all or a portion of the loan principal has become doubtful.

	At December 31,
	2004	2005	2006	2007	2008
	(Dollars in thousands)
One- to four-family residential real estate loans (1):
Non-accrual loans	$696	$493	$529	$1,239	$1,747
Accruing loans 90 days overdue	81	332	993	592	3,056

Total	777	825	1,522	1,831	4,803

Multi-family residential and commercial real estate loans (1):
Non-accrual loans	1,067	647	345	246	924
Accruing loans 90 days overdue	236	463	383	1,031	1,443

Total	1,303	1,110	728	1,277	2,367

Construction loans (2):
Non-accrual loans	456	—	—	—	964
Accruing loans 90 days overdue	—	—	—	438	756

Total	456	—	—	438	1,720

Commercial loans:
Non-accrual loans	—	—	—	1,881	1,881
Accruing loans 90 days overdue	—	—	—	—	—

Total	—	—	—	1,881	1,881

	At December 31,
	2004	2005	2006	2007	2008
	(Dollars in thousands)
Consumer loans:
Non-accrual loans	42	33	22	44	37
Accruing loans 90 days overdue	9	1	7	12	1

Total	51	34	29	56	38

Total non-performing loans:
Non-accrual loans	2,261	1,173	896	3,410	5,553
Accruing loans 90 days overdue	326	796	1,383	2,073	5,256

Total	$2,587	$1,969	$2,279	$5,483	$10,809

Total foreclosed real estate, net of related reserves	$—	$—	$—	$486	$426

Total non-performing loans and foreclosed real estate to total assets	.41%	.30%	.36%	.91%	1.88%

(1)	Includes equity and second mortgage loans.
(2)	Includes acquisition and development loans.

At December 31, 2006, 2007 and 2008, non-accrual loans for which interest has been discontinued totaled approximately $896,000, $3.4 million and $5.6 million, respectively. During the years ended December 31, 2006, 2007 and 2008, the Bank recognized interest income of approximately $10,000, $86,000 and $103,000, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to approximately $67,000, $261,000 and $363,000 for the years ended December 31, 2006, 2007 and 2008, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status.

Delinquent Loans. At December 31, 2006, 2007 and 2008, respectively, delinquencies in the Bank’s portfolio were as follows:

	At December 31, 2006				At December 31, 2007				At December 31, 2008
	60 - 89 Days		90 Days or more		60 - 89 Days		90 Days or more		60 - 89 Days		90 Days or more
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)
Delinquent loans	19	$2,513	25	$2,279	13	$1,460	31	$5,483	33	$6,904	52	$10,809
As a percent of total gross loans		.55%		.50%		.33%		1.24%		1.56%		2.44%

As of December 31, 2008, the Bank had 52 loans which were 90 days or more past due totaling $10.8 million. The average balance of such loans was approximately $208,000. All loans are within the Bank’s lending areas. Most of the loans are of moderate size, with the largest balance being $1.9 million, which is a commercial loan to a local hospital. The loan was originally for $3.0 million with a maturity date of November 15, 2006, which was extended to June 1, 2007. In October 2006, $1.0 million of the loan was paid and the remaining balance of approximately $1.9 million was secured by a mortgage on real estate. As of December 31, 2008, the $1.9 million loan balance had not been paid. The repayment of the loan is subject to bankruptcy proceedings. In September 2008, the creditor’s committee for the hospital filed a complaint against the Bank seeking to recover the $1.0 million previously paid on the loan and to set aside the mortgage securing the $1.9 million still owed to the Bank.

The Bank’s level of non-performing loans 90 days or more delinquent increased from $5.5 million at December 31, 2007 to $10.8 million at December 31, 2008. The total of such loans in the lower risk one- to four-family residential category increased to $4.8 million from $1.8 million at December 31, 2007. Non-performing multi-family residential, commercial real estate and construction loans, loans normally having greater elements of risk, increased from $1.7 million at December 31, 2007 to $4.1 million at December 31, 2008. The $1.9 million loan discussed above was the only non-performing commercial loan at December 31, 2008 and 2007.

Classified Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered to be of lesser quality as “substandard,” “doubtful” or “loss” assets. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated “special mention” by management.

A classification of either substandard or doubtful requires the establishment of general allowances for loan losses in an amount deemed prudent by management. Assets classified as “loss” require either a specific allowance for losses equal to 100% of the amount of the asset so classified or a charge off of such amount.

A savings institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific loss allowances. The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation allowances. Generally, the policy statement requires that institutions have effective systems and controls to identify, monitor and address asset quality problems; have analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and have established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement.

Management of the Bank has classified $10.4 million of its assets as substandard and approximately $1.1 million as related loss based upon its review of the Bank’s loan portfolio. Such review, among other things, takes into consideration the appraised value of underlying collateral, economic conditions and paying capacity of the borrowers. However, the Bank’s Asset Classification Committee carefully monitors all of the Bank’s delinquent loans to determine whether or not they should be classified. At a minimum, the Bank classifies all foreclosed real estate and non-performing loans 90 days or more delinquent as substandard assets. At December 31, 2008, the allowance for loan losses totaled $4.7 million.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of all loans of which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance.

During the years ended December 31, 2006, 2007 and 2008, gross charge-offs totaled $113,000, $270,000 and $124,000, respectively.

The following table sets forth the activity of the Bank’s allowance for loan losses at the dates indicated:

	At or for the year ended December 31,
	2004	2005	2006	2007	2008
	(Dollars in thousands)
Balance at beginning of period	$2,515	$2,495	$2,755	$2,651	$3,155

Provision for loan losses	82	110	—	670	1,630

Charge-offs (recoveries):
Charge-offs:
Real estate mortgage loans	39	—	86	183	16
Consumer loans	68	21	27	33	11
Commercial loans	—	—	—	54	97
Recoveries:
Real estate mortgage loans	(5)	(129)	—	(100)	—
Consumer loans	—	(42)	(9)	(4)	—

Net charge-offs (recoveries)	102	(150)	104	166	124

Balance at end of period	$2,495	$2,755	$2,651	$3,155	$4,661

Ratio of net charge offs (recoveries) during the period to average loans receivable during the period	.03%	(.03)%	.02%	.04%	.03%
Ratio of allowance for loan losses to total outstanding loans (gross) at the end of period	.62%	.62%	.58%	.71%	1.05%
Ratio of allowance for loan losses to non-performing loans	96.44%	139.93%	116.32%	57.54%	43.12%

The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation to the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At December 31,
	2004			2005			2006			2007			2008
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
							(Dollars in thousands)
Real estate mortgage loans	$2,270	90.98%	99.24%	$2,470	89.66%	98.12%	$2,201	83.03%	97.52%	$2,138	67.77%	97.18%	$3,195	68.55%	96.49%
Consumer loans	150	6.01	.60	110	3.99	.56	150	5.65	.52	103	3.26	.50	94	2.02	.45
Commercial loans	75	3.01	.16	175	6.35	1.32	300	11.32	1.96	914	28.97	2.32	1,372	29.43	3.06

Total allowance	$2,495	100.00%	100.00%	$2,755	100.00%	100.00%	$2,651	100.00%	100.00%	$3,155	100.00%	100.00%	$4,661	100.00%	100.00%

Mortgage-Backed Securities. The Bank has significant investments in mortgage-backed securities and has, during periods when loan demand was low and the interest yields on alternative investments were minimal, utilized such investments as an alternative to mortgage lending. All of the securities in the portfolio were insured or guaranteed by GNMA, FNMA or FHLMC and have coupon rates as of December 31, 2008 ranging from 3.94% to 10%. At December 31, 2008, the unamortized principal balance of mortgage-backed securities, both held to maturity and available for sale, totaled $117.4 million or 19.6% of total assets. The carrying value of such securities amounted to $141.7 million, $124.4 million and $117.8 million at December 31, 2006, 2007 and 2008, respectively, and the fair market value of such securities totaled approximately $137.1 million, $121.9 million and $120.3 million at December 31, 2006, 2007 and 2008, respectively.

The following table sets forth the contractual maturities of the Bank’s gross mortgage-backed securities portfolio, which includes available for sale and held to maturity mortgage-backed securities, at December 31, 2008.

	Contractual Maturities Due in Year(s) Ended December 31,
	2009-2010	2011-2012	2013-2017	2018-2027	2028 and Thereafter	Total
	(In thousands)
Mortgage-backed securities:
Held to maturity	$104	$434	$14,997	$96,041	$5,440	$117,016
Available for sale	—	—	—	345	74	419

Total	$104	$434	$14,997	$96,386	$5,514	$117,435

Mortgage-backed securities are a low risk investment for the Bank. The Bank’s substantial investment in mortgage-backed securities will significantly enhance the Bank’s ability to meet risk based capital requirements as mortgage-backed securities are assigned a risk rating, generally from 0% to 20%. Based on historical experience, the Bank believes that the mortgage-backed securities will be repaid significantly in advance of the stated maturities reflected in the above table.

Investment Activities

DIF-insured savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers’ acceptances, repurchase agreements and federal funds. Subject to various restrictions, DIF-insured savings institutions may also invest their assets in commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a DIF-insured savings institution is otherwise authorized to make directly.

The Board of Directors sets the investment policy of the Bank. This policy dictates that investments will be made based on the safety of the principal, liquidity requirements of the Bank and the return on the investment and capital appreciation. The Bank’s Chief Executive Officer may make investments up to $10 million, subject to ratification by the Bank’s Board of Directors.

The Bank’s conservative policy does not permit investment in junk bonds or speculative strategies based upon the rise and fall of interest rates. Pamrapo’s goal, however, has always been to realize the greatest possible return commensurate with its interest rate risk. Pamrapo has emphasized shorter term securities for their liquidity to increase sensitivity of its investment securities to changes in interest rates.

Investment Portfolio

The following table sets forth certain information regarding the Bank’s investment portfolio, which includes available for sale securities carried at fair value and held to maturity, at the dates indicated:

	At December 31,
	2006		2007		2008
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Investments:
FHLB-NY stock (1)	$5,721	$5,721	$4,996	$4,996	$5,160	$5,160
Subordinated Notes (3)	9,168	9,599	9,043	9,305	10,016	9,500
Municipal Obligations (3)	—	—	1,334	1,345	1,334	1,331
Trust originated preferred security (2)	500	500	400	396	400	352

Total investment securities	$15,389	$15,820	$15,773	$16,042	$16,910	$16,343

Other interest-earning assets:
Interest bearing deposits	$8,790	$8,790	$62,976	$62,976	$9,470	$9,470

Total investment portfolio	$24,179	$24,610	$78,749	$79,018	$26,380	$25,813

(1)	No stated maturity.
(2)	For further information, see Note 2 to the Company’s Financial Statements in the 2008 Annual Report to Shareholders.
(3)	For further information, see Note 3 to the Company’s Financial Statements in the 2008 Annual Report to Shareholders.

At December 31, 2008, the Bank had $6.0 million invested in subordinated notes with Columbia Financial Inc. Other than this investment, the Bank had no other investments with any one issuer that exceeded 10% of stockholders’ equity.

The following table sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of the debt securities in the portfolio:

	At December 31, 2008
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Subordinated Notes	$—	—%	$10,016	8.57%	$—	—%	$—	—%	$10,016	8.57%
Municipal Obligations	—	—	—	—	—	—	1,334	4.16	1,334	4.16
Trust originated preferred security	—	—	—	—	—	—	400	7.75	400	7.75

Total debt securities	$—	—%	$10,016	8.57%	$—	—%	$1,734	4.99%	$11,750	8.03%

Sources of Funds

General. Deposits are the primary source of the Bank’s funds for use in lending and for other general business purposes. In addition to deposits, the Bank obtains funds from advances from the FHLB-NY and other borrowings.

Deposits. Pamrapo offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank’s deposits consist of regular savings, non-interest bearing demand, NOW and Super NOW, money market and certificate accounts. Pamrapo’s deposits are obtained primarily from the Hudson County area. The Bank relies primarily on customer service and long-standing relationships with customers to attract and retain deposits. Deposits decreased by $63.9 million or 12.6% from $507.9 million at December 31, 2007 to $444.0 million at December 31, 2008.

The flow of deposits is influenced significantly by general economic conditions, changes in the money market and prevailing interest rates and competition.

Deposit Portfolio. The following table sets forth the distribution and weighted average nominal interest rate of the Bank’s deposit accounts at the dates indicated:

	At December 31,
	2006			2007			2008
	Amount	% of Total Deposits	Weighted Average Nominal Rate	Amount	% of Total Deposits	Weighted Average Nominal Rate	Amount	% of Total Deposits	Weighted Average Nominal Rate
	(Dollars in thousands)
Passbook and club accounts	$135,503	28.83%	1.41%	$122,923	24.20%	1.13%	$115,719	26.06%	1.12%
Non-interest bearing demand	43,848	9.33	.00	38,226	7.52	.00	40,682	9.16	0.00
NOW	36,455	7.76	1.00	82,088	16.16	1.52	35,817	8.07	.92
Super NOW	163.03		1.00	234.05		1.00	229.05		.99
Money market demand	24,148	5.14	1.25	26,305	5.18	2.87	25,821	5.82	2.26

Total passbook, club, NOW, and money market accounts	240,117	51.09	1.07	269,776	53.11	1.26	218,268	49.16	1.01

Certificate accounts:
91-day	62,027	13.20	4.34	70,169	13.81	4.77	28,073	6.32	3.27
26-week	106,204	22.60	4.63	115,331	22.70	4.54	147,207	33.15	3.38
12- to 30-month	15,018	3.20	4.27	8,661	1.71	4.54	2,534.57		3.89
30- to 48-month	15,989	3.40	4.02	10,556	2.08	4.28	11,797	2.66	4.07
IRA and KEOGH	30,586	6.51	3.94	33,468	6.59	4.37	36,120	8.14	3.66

Total certificates	229,824	48.91	4.39	238,185	46.89	4.57	225,731	50.84	3.47

Total deposits	$469,941	100.00%	2.69%	$507,961	100.00%	2.81%	443,999	100.00%	2.24%

The following table sets forth the deposit activity of the Bank for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)
Net (withdrawals) deposits	$(15,376)	$24,321	$(75,474)
Interest credited	11,314	13,699	11,512

Net (decrease) increase in deposits	$(4,062)	$38,020	$(63,962)

The following table sets forth, by various rate categories, the amount of certificate accounts outstanding as of the dates indicated and the periods to maturity of the certificate accounts outstanding at December 31, 2008.

	At December 31,			At December 31, 2008, Maturing in
	2006	2007	2008	One Year or Less	Two Years	Three Years	Greater than Three Years
	(In thousands)
2.99% or less	$4,862	$856	$34,326	$33,946	$350	$30	$—
3.00% to 4.99%	206,519	225,569	186,631	171,331	12,710	1,621	969
5.00% to 5.99%	18,443	11,760	4,774	1,890	1,540	134	1,210

Total	$229,824	$238,185	$225,731	$207,167	$14,600	$1,785	$2,179

At December 31, 2008, the Bank had outstanding $107.0 million in certificate accounts in amounts of $100,000 or more maturing as follows:

Amount (In thousands)
Three months or less	$32,780
Over three through six months	38,336
Over six through twelve months	28,307
Over twelve months	7,619

Total	$107,042

Borrowings. Although deposits are the Bank’s primary source of funds, the Bank utilizes borrowings when they are a less costly source of funds or can be invested at a positive rate of return.

Pamrapo obtains advances from the FHLB-NY upon the security of its capital stock of the FHLB-NY and a blanket assignment of the Bank’s unpledged qualifying mortgage loans, mortgage-backed securities and investment securities. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. As of December 31, 2008, outstanding advances from the FHLB-NY amounted to $89.5 million.

The following table sets forth certain information regarding FHLB-NY advances, all of which are at fixed rates, maturing in the periods indicated:

	At December 31,
	2006		2007		2008
	(Dollars in thousands)
Maturing by December 31,	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount
2006	—%	$—	—%	$—	—%	$—
2007	2.91	17,000	—	—	—	—
2008	4.24	15,000	4.24	15,000	—	—
2009	5.25	18,000	5.25	18,000	2.69	38,500
2010	5.59	23,000	5.59	23,000	5.59	23,000
2011	5.24	10,000	5.24	10,000	5.24	10,000
2015	4.80	3,000	4.80	3,000	4.80	3,000
2016	4.05	15,000	4.05	15,000	4.05	15,000

	4.59%	$101,000	4.93%	$84,000	4.02%	$89,500

Competition

Pamrapo has substantial competition for both loans and deposits. The New York City metropolitan area has a high density of financial institutions, many of which are significantly larger and have substantially greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank faces significant competition both in making mortgage loans and in attracting deposits. The Bank’s competition for loans comes principally from savings and loan associations, savings banks, mortgage banking companies, insurance companies, commercial banks and other institutional lenders. Its most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, credit unions and other financial institutions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank faces increased competition among financial institutions for deposits. Competition also may increase as a result of the continuing reduction in the effective restrictions on the interstate operations of financial institutions and legislation authorizing the acquisition of thrifts by Banks.

The Bank competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers and real estate brokers. It competes for deposits through pricing, service and by offering a variety of deposit accounts. New powers for thrift institutions provided by New Jersey and federal legislation enacted in recent years have resulted in increased competition between savings banks and other financial institutions for both deposits and loans. Management believes that implementation of new powers set forth in such recent legislation is expected to intensify this competition.

Subsidiaries

Pamrapo is generally permitted under New Jersey law and the regulations of the Commissioner of the New Jersey Department of Banking and Insurance (the “Commissioner”) to invest, without regulatory approval, an amount equal to 3% of its assets in subsidiary service corporations. As of December 31, 2008, Pamrapo had $215.7 million and $176,000 of its assets invested in Pamrapo Investment Company and Pamrapo Service Corporation, respectively, each of which is a wholly-owned subsidiary of the Bank. Pamrapo Investment Company manages and maintains certain tangible assets of the Bank for investment purposes. Currently, Pamrapo Service Corporation’s only activity is marketing non-variable life insurance products.

Yields Earned and Rates Paid

The Bank’s earnings depend primarily on its net interest income. Net interest income is affected by (i) the volume of interest-earning assets and interest-bearing liabilities, (ii) rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities and (iii) the difference (“interest rate spread”) between rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

A large portion of the Bank’s real estate loans are long-term, fixed-rate loans. Accordingly, the average yield recognized by the Bank on its total loan portfolio changes slowly and generally does not keep pace with changes in interest rates on deposit accounts and borrowings. At December 31, 2008, approximately 77.0% of the Bank’s gross mortgage loan portfolio, excluding mortgage-backed securities, consisted of fixed-rate mortgage loans with original terms consisting primarily of 15 to 30 years. Accordingly, when interest rates rise, the Bank’s yield on its loan portfolio increases at a slower pace than the rate by which its cost of funds increases, which may adversely impact the Bank’s interest rate spread.

The following tables set forth for the periods indicated information regarding the average balances of interest-earning assets and interest-bearing liabilities, the dollar amount of interest income earned on such assets and the resultant yields, the dollar amount of interest expense paid on such liabilities and the resultant costs. The tables also reflect the interest rate spread for such periods, the net yield on interest-earning assets (i.e., net interest income as a percentage of average interest-earning assets) and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances are based on daily amounts.

	Year Ended December 31,									At December 31,
	2006			2007			2008			2008
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Actual Balance	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Loans (1)	$448,917	$28,937	6.45%	$444,389	$28,838	6.49%	$433,667	$27,747	6.40%	$437,554	6.48%
Mortgage-backed securities	154,471	7,222	4.68	133,116	6,003	4.51	123,989	5,647	4.55	117,428	4.78
Investments (2)	11,465	773	6.74	10,072	695	6.90	11,243	851	7.57	12,121	7.92
Other interest-earning assets	13,343	605	4.53	32,030	1,566	4.89	34,941	970	2.78	14,631	2.77

Total interest-earning assets	628,196	37,537	5.98	619,607	37,102	5.99	603,840	35,215	5.83	581,734	6.07

Non-interest-earning assets	14,932			12,433			13,250			16,278

Total assets (1)	$643,128			$632,040			$617,090			$598,012

Interest-bearing liabilities:
Passbook and club account	146,117	2,017	1.38	125,809	1,623	1.29	118,749	1,358	1.14	115,719	1.12
NOW and money market accounts	67,523	780	1.15	82,466	1,005	1.22	84,839	1,197	1.41	61,867	1.48
Certificates of Deposits	218,635	8,517	3.90	227,840	11,070	4.81	230,845	8,957	3.88	225,731	3.47
Advances and other borrowings	104,042	4,667	4.59	91,346	4,384	4.80	78,089	3,893	4.99	89,500	4.02

Total interest-bearing liabilities	536,317	15,981	2.98	527,461	18,082	3.43	512,522	15,405	3.01	492,817	2.77

Non-interest-bearing liabilities:
Non-interest-bearing demand accounts	39,361			38,352			39,623			40,682
Other	7,690			6,982			6,699			9,835

Total non-interest-bearing liabilities	47,051			45,334			46,322			50,517

Total liabilities	583,368			572,795			558,844			543,334

Stockholders’ equity	59,760			59,245			58,246			54,678

Total liabilities and stockholders’ equity	$643,128			$632,040			$617,090			$598,012

Net interest income/interest rate spread		$21,556	3.00%		$19,020	2.56%		$19,810	2.82%

Net interest-earning assets/net yield on interest-earning assets	$91,879		3.43%	$92,146		3.07%			3.28%

Ratio of average interest-earning assets to average interest-bearing liabilities			1.17x			1.17x			1.18x

(1)	Non-accruing loans are part of the average balances of loans outstanding.
(2)	Includes held to maturity and available for sale.
(3)	Includes interest earning deposit in other banks and Federal Home Loan Bank stock.

Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2008, which are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual terms of the asset or liability. Loans and mortgage-backed securities that have adjustable rates are shown as being due in the period during which the interest rates are next subject to change. The Bank has assumed that its passbook savings and club accounts, which totaled $115.7 million at December 31, 2008, are withdrawn at the following rates: 11.55% are rate sensitive within a one year time frame and the remainder will be withdrawn at an annual rate of 11.36% on the cumulative declining balance of such accounts during the periods shown. The Bank has further assumed that its money market accounts, which totaled $25.8 million at December 31, 2008, are withdrawn at the following rates: 11.36% are rate sensitive within a one year time frame and the remainder will be withdrawn at an annual rate of 11.36% on the cumulative declining balance of such accounts during the periods shown.

Additionally, the Bank has assumed that its NOW and Super NOW accounts, which totaled $36 million at December 31, 2008, are withdrawn at the following rates: 11.36% are rate sensitive within a one year time frame and the remainder will be withdrawn at an annual rate of 11.36% on the cumulative declining balance of such accounts during the periods shown.

	1 Year or Less	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years to 10 Years	More than 10 Years to 20 Years	More than 20 Years	Total
	(In thousands)
Interest-earning Assets:
Loans	$19,360	$8,253	$9,069	$52,471	$203,487	$150,158	$442,798
Mortgage-backed securities	17	86	911	60,383	55,965	74	177,436
Investments	—	10,000	—	—	1,335	400	11,735
Other interest-earning assets (1)	14,631	—	—	—	—	—	14,631

Total interest-earning assets	34,008	18,339	9,980	112,854	260,787	150,632	586,600

	1 Year or Less	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years to 10 Years	More than 10 Years to 20 Years	More than 20 Years	Total
	(In thousands)
Interest-bearing Liabilities:
NOW and Super NOW Accounts (2)	4,095	6,847	5,380	8,931	7,561	3,232	36,046
Money market accounts	2,933	4,905	3,854	6,398	5,417	2,315	25,822
Passbook and club accounts	13,366	21,934	17,234	28,609	24,223	10,353	115,719
Certificate accounts	207,167	16,385	2,080	99	—	—	225,731
Advances	38,500	33,000	—	18,000	—	—	89,500

Total interest-bearing liabilities	266,061	83,071	28,548	62,037	37,201	15,900	492,818

Interest sensitivity gap per period	(232,053)	(64,732)	(18,568)	50,817	223,586	134,732	93,782

Cumulative interest sensitivity gap	$(232,053)	$(296,785)	$(315,353)	$(264,536)	$(40,950)	$93,782

Cumulative gap as a percent of interest-earning assets	(39.56)%	(50.59)%	(53.76)%	(45.10)%	(6.98)%	15.99%

Cumulative interest-sensitive assets as a percent of interest-sensitive liabilities	12.78%	14.99%	16.50%	39.84%	91.41%	119.03%

(1)	Includes stock, which has no stated maturity.
(2)	Excludes non-interest-earning bearing accounts.

Rate/Volume Analysis

Changes in net interest income are attributable to three factors: (i) a change in volume or amount of an interest-earning asset or interest-bearing liability, (ii) a change in interest rates or (iii) a change caused by a combination of changes in volume and interest rate. The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated, reflecting the extent to which such changes are attributable to changes in volume and changes in rate. The amount attributable to a change in volume or amount is calculated by multiplying the average interest rate for the prior period by the increase (decrease) in the average balance of the related asset or liability. The amount attributable to a change in rate is calculated by multiplying the increase (decrease) in the average interest rate from the prior period by the average balance of the related asset or liability for the prior period. The rate/volume change represents a change in rate multiplied by a change in volume and is allocated proportionately to volume and rate changes.

	Year Ended December 31,
	2007 v. 2006			2008 v. 2007
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest income:
Loans	$(285)	$186	$(99)	$(699)	$(393)	$(1,092)
Mortgaged-backed securities	(996)	(223)	(1,219)	(409)	53	(356)
Investments	(94)	16	(78)	81	75	156
Other interest-earning assets	846	115	961	142	(738)	(596)

Total interest income	(529)	94	(435)	(885)	(1,003)	(1,888)

Interest expense:
Passbook and club accounts	(281)	(113)	(394)	(89)	(176)	(265)
NOW and money market accounts	370	(144)	226	29	162	191
Certificates of deposit	419	2,134	2,553	90	(2,203)	(2,113)
Advances and other borrowings	(529)	246	(283)	(638)	147	(491)

Total interest expense	(21)	2,123	2,102	(608)	(2,070)	(2,678)

Net change in net interest	$(508)	$(2,029)	$(2,537)	$(277)	$1,067	$790

REGULATION AND SUPERVISION

General

The Company, as a savings and loan holding company, is required to file certain reports with, and otherwise comply with the rules and regulations of the OTS under the Home Owners’ Loan Act, as amended (the “HOLA”). In addition, the activities of savings institutions, such as the Bank, are governed by the HOLA and the Federal Deposit Insurance Act (“FDI Act”).

The Bank is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank is a member of the Federal Home Loan Bank (“FHLB”) System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations. Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings institutions and their holding companies set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company.

Holding Company Regulation

The Company is a nondiversified unitary savings and loan holding company within the meaning of the HOLA. As a unitary savings and loan holding company, the Company generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender (“QTL”). Upon any non-supervisory acquisition by the Company of another savings institution or savings bank that meets the QTL test and is deemed to be a savings institution by the OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act (“BHC Act”), subject to the prior approval of the OTS, and certain activities authorized by OTS regulation, and no multiple savings and loan holding company may acquire more than 5% the voting stock of a company engaged in impermissible activities.

The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution or holding company thereof, without prior written approval of the OTS or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, HOLA does prescribe such restrictions on subsidiary savings institutions as described below. The Bank must notify the OTS within 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS, and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the subsidiary institution.

Federal Savings Institution Regulation

Cease and Desist Order. The Bank is subject to a range of bank regulatory compliance obligations. As previously disclosed, in connection with a routine compliance examination by the OTS, certain deficiencies were identified. The Bank has and continues to take steps to remediate these deficiencies and to strengthen the Bank’s overall compliance programs. The Bank agreed to a cease and desist order (the “Order”) issued by the OTS on September 26, 2008 as a result of issues relating to the Bank’s compliance with certain laws and regulations, including the Bank Secrecy Act and Anti-Money Laundering (“BSA/AML”). The Order did not identify or relate to any issues regarding the safety and soundness of the Bank.

The Order requires the Bank to strengthen its BSA/AML Program, to strengthen its Compliance Maintenance Program and internal controls related to those matters and to take certain other actions identified by the OTS in the Order. The Bank has implemented initiatives to enhance, among other things, its BSA/AML Program and its Compliance Management Program in accordance with the requirements of the Order.

Capital Requirements. The OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage (core) capital ratio and an 8% risk-based capital ratio. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The OTS regulations require that, in meeting the tangible, leverage (core) and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the OTS capital regulation based on the risks the OTS believes are inherent in the type of asset. The components of core capital are equivalent to those discussed earlier under the 4% leverage standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and, within specified limits, the allowance for loan and lease losses. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS regulatory capital requirements also incorporate an interest rate risk component. Savings institutions with “above normal” interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings institution’s interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200 basis point increase or decrease in market interest rates divided by the estimated economic value of the institution’s assets, as calculated in accordance with guidelines set forth by the OTS. A savings institution whose measured interest rate risk exposure exceeds 2% must deduct an amount equal to one-half of the difference between the institution’s measured interest rate risk and 2%, multiplied by the estimated economic value of the institution’s total assets. That dollar amount is deducted from an institution’s total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two quarter lag between the reporting date of an institution’s financial data and the effective date for the new capital requirement based on that data. A savings institution with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The Director of the OTS may waive or defer a savings institution’s interest rate risk component on a case-by-case basis. For the present time, the OTS has deferred implementation of the interest rate risk component. At December 31, 2008, the Bank met each of its capital requirements.

The following table presents the Bank’s capital position at December 31, 2008:

	Actual Amount	Required Amount	Excess Amount	Actual Percent	Required Percent
	(Dollars in thousands)
Tangible	$54,578	$8,960	$45,618	9.14%	1.50%
Core (Leverage)	54,578	23,894	30,684	9.14%	4.00%
Risk-based	58,154	30,515	27,639	15.25%	8.00%

Prompt Corrective Regulatory Action. Under the OTS prompt corrective action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a total risk-based capital of less than 8% or a leverage ratio or a Tier 1 capital ratio that is less than 4% is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is “critically undercapitalized.” The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. Deposits of the Bank are insured up to applicable limits by the DIF, which is administered by the FDIC. To maintain the DIF, FDIC-insured institutions are required to pay a deposit insurance premium. The FDIC’s risk-based premium system provides for quarterly assessments based on an insured institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. Assessment rates for insured institutions for the year ended December 31, 2008 ranged from five basis points for the healthiest institutions to 43 basis points for the riskiest.

The FDIC adopted a final rule, which became effective on January 1, 2009, that raised the risk-based deposit insurance assessment rates uniformly for all insured institutions by seven basis points for the first quarter of 2009 assessment period. As a result, assessment rates for the first quarter of 2009 increased to 12 basis points for the healthiest institutions. The FDIC also adopted a final rule, which becomes effective on April 1, 2009, that modifies the way the assessment system differentiates risk among insured institutions and raises the assessment rates for the second quarter of 2009 assessment period and thereafter. Under this final rule, assessment rates for the second quarter of 2009 will range from between 12 and 16 basis points for the healthiest institutions to 45 basis points for the riskiest.

In addition, on February 27, 2009, the FDIC adopted an interim rule, with request for comment, to impose a one-time 20 basis point emergency special assessment, effective on June 30, 2009 and to be collected on September 30, 2009. The interim rule would also permit the FDIC to impose additional special assessments of up to 10 basis points after June 30, 2009, if the DIF reserve ratio is estimated to fall to a level that that the FDIC believes would adversely affect public confidence or to a level close to zero or negative at the end of a calendar quarter. The ultimate goal of the increase in assessment rates and the proposed special assessments is to restore the DIF reserve ratio to a minimum of 1.15 percent within the next seven years.

Given the enacted and proposed increases in assessments for insured financial institutions in 2009, the Company anticipates that FDIC assessments on deposits will have a significantly greater impact upon operating expenses in 2009 compared to 2008 and could materially affect its reported earnings, liquidity and capital.

In addition to the assessment for deposit insurance, institutions are required to pay on bonds issued in the late 1980s by the Financing Corporation (“FICO”) to recapitalize a predecessor deposit insurance fund.

The Bank’s assessment rate for the year ended December 31, 2008 was 8.53 basis points. $327,000 in premiums that would have been paid were offset by $225,000 from the One-time Assessment Credits (OTAC) for which the Bank was eligible pursuant to The Federal Deposit Insurance Reform Act of 2005 (FDIRA). The ending credit balance remaining as of December 31, 2008 is $0. Payments on the FICO bonds amounted to $55,000.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

On October 3, 2008, President George W. Bush signed the Emergency Economic Stabilization Act of 2008 (“EESA”). The EESA, among other things, raises the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor until December 31, 2009. In addition, on October 14, 2008, the FDIC adopted an optional Temporary Liquidity Guarantee Program (“TLGP”). The TLGP includes the Transaction Account Guarantee Program by which, for a fee, noninterest bearing transaction accounts will receive unlimited insurance coverage until December 31, 2009. The TLGP also includes the Debt Guarantee Program by which certain senior unsecured debt issued by institutions and their holding companies on or after October 14, 2008 and not later than June 30, 2009 will be guaranteed by the FDIC through June 30, 2012. Eligible entities were required to inform the FDIC by December 5, 2008 whether they wanted to opt out of one or both components of the TLGP or they became a participating entity in the program. The Company and the Bank elected to opt out of the Debt Guarantee Program, but the Bank chose to participate in the Transaction Account Guarantee Program.

Thrift Rechartering Legislation. Various proposals to eliminate the federal thrift charter, create a uniform financial institutions charter and abolish the OTS have been introduced in past sessions of Congress. The Bank is unable to predict whether such legislation would be enacted or the extent to which the legislation would restrict or disrupt its operations.

Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is fully secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 2008, the Bank’s limit on loans to one borrower was $7.7 million. At December 31, 2008, the Bank’s largest aggregate outstanding balance of loans to one borrower was $4.6 million.

QTL Test. The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings association is required to maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least 9 months out of each 12 month period. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of December 31, 2008, the Bank maintained 78.6% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution’s capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution (“Tier 1 Bank”) and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without obtaining approval of the OTS, make capital distributions during a calendar year equal to the greater of (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its “surplus capital ratio” (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (ii) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior regulatory approval. In the event the Bank’s capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank’s ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. At December 31, 2008, the Bank was classified as a Tier 1 Bank.

Under OTS capital distribution regulations, an application to and the prior approval of the OTS is required before an institution makes a capital distribution if (1) the institution does not meet certain criteria for “expedited treatment” for applications under the regulations, (2) the total capital distributions by the institution for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, (3) the institution would be undercapitalized following the distribution or (4) the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution may still need to give advance notice to the OTS of the capital distribution.

Liquidity. Until recently, the Bank is required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. Effective March 15, 2001, the liquidity requirement to which the Bank is held under HOLA was amended to eliminate the specific percentage requirement, but retained the requirement that an institution “maintain sufficient liquidity to ensure its safe and sound operation.” The Bank’s average liquidity ratio for the month of December 2008 calculated using the ratio calculation of HOLA prior to March 15, 2001 was 2.62%, and in the opinion of management meets current requirements for Bank’s safe and sound operation. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency’s operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution’s total assets, including consolidated subsidiaries, as reported in the Bank’s latest quarterly thrift financial report. The assessments paid by the Bank for the fiscal year ended December 31, 2008 totaled $188,000.

Branching. OTS regulations permit nationwide branching by federally chartered savings institutions to the extent allowed by federal statute. This permits federal savings institutions to establish interstate networks and to geographically diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions.

Transactions with Related Parties. The Bank’s authority to engage in transactions with related parties or “affiliates” (i.e., any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by Sections 23A and 23B of the Federal Reserve Act (“FRA”). Section 23A restricts the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that certain transactions with affiliates, including loans and asset purchases, be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Standards for Safety and Soundness. The FDI Act requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have adopted final regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness (“Guidelines”) to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final rule establishes deadlines for the submission and review of such safety and soundness compliance plans.

Standards for Safeguarding Customer Information. In 1999, the President signed the Gramm-Leach-Bliley Act into law. Section 501 of the Act requires that bank regulatory agencies establish appropriate standards for financial institutions relating to the administrative, technical, and physical safeguards for customer records and information. Accordingly, the OTS, the FDIC, the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System published Interagency Guidelines for Safeguarding Customer Information in February of 2001. The Customer Information Guidelines require the Bank to adopt a comprehensive written information security program that is designed to protect against unauthorized access to or use of customers’ nonpublic personal information. All elements of the security program must be coordinated among all parts of the bank. The Board of Directors of the Bank must approve the written information security program and oversee its development, implementation and maintenance. The Bank must identify reasonably foreseeable internal and external threats that could result in unauthorized disclosure, misuse, alteration or destruction of customer information or customer information systems, assess the likelihood and potential damage of these threats (taking into consideration the sensitivity of customer information), and assess the sufficiency of policies, procedures, customer information systems, and other arrangements in place to control risks. In order to manage and control any risk, the Bank should design its information security program to control the identified risks, commensurate with the sensitivity of the information as well as the complexity and scope of the Bank’s activities and adopt such measures listed in the Guidelines regarding access, controls, encryption and other procedures that the Bank concludes are appropriate. In addition, banks are required to exercise due diligence in selecting service providers having access to customer information, require such service providers by contract to implement appropriate measures designed to meet the objectives of the Guidelines, and monitor such service providers to confirm that they have satisfied their obligations under the contract. The Bank must report to its Board at least annually describing the overall status of the information security program and the Bank’s compliance with the Guidelines.

The USA Patriot Act of 2001. The USA Patriot Act of 2001, as amended (the “Patriot Act”), has imposed substantial new record-keeping and due diligence obligations on banks and other financial institutions, with a particular focus on detecting and reporting money-laundering transactions involving domestic or international customers. The U.S. Treasury Department has issued and will continue to issue regulations clarifying the Patriot Act’s requirements. The Patriot Act requires all “financial institutions,” as defined, to establish certain anti-money laundering compliance and due diligence programs.

Regulation R. In September 2007, the SEC and the Federal Reserve Board jointly adopted final rules to implement exceptions provided for in the Gramm-Leach-Bliley Act for securities activities that banks may conduct without registering with the SEC as a securities broker or moving such activities to a broker-dealer affiliate. Regulation R affects the way a bank’s employees who are not registered with the SEC may be compensated for referrals to a third-party broker-dealer with whom the bank has entered into a networking arrangement. In addition, Regulation R implements the bank broker exceptions relating to trust and fiduciary activities, deposit “sweep” activities, and custody and safekeeping activities. The final regulation also includes certain exemptions related to these and other activities. Regulation R became effective for the Bank on January 1, 2009.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts. The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $43.9 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement was 3%; and for accounts aggregating greater than $43.9 million, the reserve requirement was $1.0 million plus 10% (subject to adjustment by the Federal Reserve Board) against that portion of total transaction accounts in excess of $43.9 million. The first $9.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) were exempted from the reserve requirements. The Bank maintained compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OTS.

New Jersey Law

The Commissioner regulates, among other things, the Bank’s internal business procedures as well as its deposits, lending and investment activities. The Commissioner must approve changes to the Bank’s Certificate of Incorporation, establishment or relocation of branch offices, mergers and the issuance of additional stock. In addition, the Commissioner conducts periodic examinations of the Bank. Certain of the areas regulated by the Commissioner are not subject to similar regulation by the FDIC.

Recent federal and state legislative developments have reduced distinctions between commercial banks and DIF-insured savings institutions in New Jersey with respect to lending and investment authority, as well as interest rate limitations. As federal law has expanded the authority of federally chartered savings institutions to engage in activities previously reserved for commercial banks, New Jersey legislation and regulations (“parity legislation”) have given New Jersey chartered savings institutions, such as the Bank, the powers of federally chartered savings institutions.

New Jersey law provides that, upon satisfaction of certain triggering conditions, as determined by the Commissioner, insured institutions or savings and loan holding companies located in a state which has reciprocal legislation in effect on substantially the same terms and conditions as stated under New Jersey law may acquire, or be acquired by New Jersey insured institutions or holding companies on either a regional or national basis. New Jersey law explicitly prohibits interstate branching.

Sarbanes-Oxley Act of 2002

The Company is subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

•	certification of financial statements by the chief executive officer and the chief financial officer;

•	enhanced disclosure of controls and procedures and internal control over financial reporting;

•

the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer’s securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	a prohibition on insider trading during pension plan black out periods;

•	disclosure of off-balance sheet transactions;

•	a prohibition on personal loans to directors and officers;

•	auditor independence; and

•	various increased criminal penalties for violations of securities laws.

FEDERAL AND STATE TAXATION

Federal Taxation

General. The Company and the Bank report their income on a consolidated basis and the accrual method of accounting, and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank’s reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank has not been audited by the IRS in the past ten years. For its 2008 taxable year, the Bank is subject to a maximum federal income tax rate of 34%.

Bad Debt Reserves. For fiscal years beginning prior to December 31, 1995, thrift institutions which qualified under certain definitional tests and other conditions of the Internal Revenue Code of 1986 (the “Code”) were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans (generally secured by interests in real property improved or to be improved) under (i) the Percentage of Taxable Income Method (the “PTI Method”) or (ii) the Experience Method. The Bank’s reserve for nonqualifying loans was computed using the Experience Method.

The Small Business Job Protection Act of 1996 (the “1996 Act”), which was enacted on August 20, 1996, requires savings institutions to recapture (i.e., take into income) certain portions of their accumulated bad debt reserves. The 1996 Act repeals the reserve method of accounting for bad debts effective for tax years beginning after 1995. Thrift institutions that would be treated as small banks are allowed to utilize the Experience Method applicable to such institutions, while thrift institutions that are treated as large banks (those generally exceeding $500 million in assets) are required to use only the specific charge-off method. Thus, the PTI Method of accounting for bad debts is no longer available for any financial institution.

A thrift institution required to change its method of computing reserves for bad debts will treat such change as a change in method of accounting, initiated by the taxpayer, and having been made with the consent of the IRS. Any Section 481(a) adjustment required to be taken into income with respect to such change generally will be taken into income ratably over a six-taxable year period, beginning with the first taxable year beginning after 1995, subject to the residential loan requirement.

Distributions. Under the 1996 Act, if the Bank makes “non-dividend distributions” to the Company, such distributions will be considered to have been made from the Bank’s unrecaptured tax bad debt reserves (including the balance of its reserves as of December 31, 1987) to the extent thereof, and then from the Bank’s supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in the Bank’s income. Non-dividend distributions include distributions in excess of the Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the Bank’s current or accumulated earnings and profits will not be so included in the Bank’s income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Bank makes a non-dividend distribution to the Company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. The Banks does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State and Local Taxation

New Jersey Taxation. The Company, the Bank and the Bank’s subsidiaries, Pamrapo Service Corporation and Pamrapo Investment Company, file separate New Jersey income tax returns. For New Jersey income tax purposes, savings institutions are presently taxed at a rate equal to 9.36% of taxable income. For this purpose, “taxable income” generally means federal taxable income, subject to certain adjustments (including addition of interest income on state and municipal obligations). For New Jersey income tax purposes, regular corporations are presently taxed at a rate equal to 9% of taxable income (7.5% is the rate if taxable income is less than $100,000) and investment companies are presently taxed at a rate equal to 3.60% of taxable income.

Personnel

As of December 31, 2008, the Bank had 87 full-time employees and 26 part-time employees. The employees are not represented by a collective bargaining unit and the Bank considers its relationship with its employees to be good.

Website Access to Company Reports

The Company’s Internet address is www.pamrapo.com. The Company makes available free of charge through the Investor Relations section of its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), as soon as reasonably practicable after these materials are electronically filed with, or furnished to, the SEC.

Item 1A. Risk Factors.

Government investigations may reduce our earnings.

As previously disclosed and described in Part I, Item 3, Legal Proceedings of this Form 10-K, the Bank has received federal grand jury subpoenas from the United States Attorney’s Office for the District of New Jersey (“U.S. Attorney’s Office”). The subpoenas were issued to the Bank in connection with an ongoing investigation regarding the Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including the Bank’s senior officers, have also received grand jury testimony subpoenas in connection with this matter. In addition, the Bank and its wholly-owned subsidiary, Pamrapo Service Corporation, have also recently received federal grand jury subpoenas from the U.S. Attorney’s Office relating to certain commissions paid to the manager of Pamrapo Service Corporation. The Bank is, and intends to continue, cooperating fully with the investigations. It is anticipated that the investigations will continue for at least the next several months. We are unable to predict what action, if any, might be taken in the future by governmental authorities as a result of these investigations or what impact, if any, the outcome of these matters might have on our consolidated financial position, results of operations, or cash flows. Regardless of the outcome, however, we may continue to incur substantial costs in dealing with these matters, which could continue to reduce our earnings.

Forensic audit of Pamrapo Service Corporation may disrupt our business, cause us to incur significant expenses and affect our financial statements for the current and prior periods.

As described in Part II, Item 9A, Controls and Procedures of this Form 10-K and Note 22 of the Notes to Consolidated Financial Statements in the 2008 Annual Report to Shareholders, in August 2008, management became aware that certain commission payments from a third-party broker, which were payable to Pamrapo Service Corporation, as required by its policies and procedures, were being paid directly to the manager of Pamrapo Service Corporation. The direct payments to the manager were made pursuant to a letter between a third-party broker and the president of Pamrapo Service Corporation. These direct payments constituted a change in commission structure, which was made without the approval of the board of directors of Pamrapo Service Corporation, as required by its policies and procedures. Following an internal inquiry into this matter, an independent auditor recently was engaged to conduct a forensic audit and to review the business records of Pamrapo Service Corporation. Depending on the outcome of this audit, the independent auditor may provide recommendations regarding procedures and safeguards to be implemented on a going forward basis. At the present time, we cannot predict the outcome or the full impact of the forensic audit on our internal controls, business, results of operations or financial position. Depending upon the result of the forensic audit, however, we may need to record additional commission amounts in our income statement and evaluate whether a restatement of certain financial statements is necessary. In addition, the internal inquiry, forensic audit and related activities have required, and will likely continue to require, us to incur substantial expenses for legal, accounting and other professional services, and have diverted, and may continue to divert, management’s attention from our business.

If we are unsuccessful in our effort to remediate our material weakness in our internal control over financial reporting over time, it may adversely impact our ability to report our financial condition and results of operations in the future.

As discussed in Part II, Item 9A, Controls and Procedures of this Form 10-K, due to a material weakness in our internal control over financial reporting, our management concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008. Although, we have taken, and are continuing to take, actions to remediate the weakness in internal control over financial reporting, if we are unsuccessful in our focused effort to permanently and effectively remediate the weakness over time, it may adversely impact our ability to report our financial condition and results of operations in the future accurately and in a timely manner, and may potentially adversely impact our reputation with stockholders.

The Bank is subject to a cease and desist order, which could adversely affect us.

The Bank is subject to supervision and regulation by the OTS. As a regulated savings bank, the Bank’s good standing with its regulators is of fundamental importance to the continuation of its business. On September 26, 2008, the Bank consented to the Order issued by the OTS. The Order requires the Bank to strengthen its BSA/AML Program, to strengthen its Compliance Maintenance Program and internal controls related to those matters and to take certain other actions identified by the OTS in the Order. The Bank has and continues to take steps to remediate the deficiencies noted in the Order and to strengthen the Bank’s overall compliance programs, including initiatives implemented to enhance, among other things, the Bank’s BSA/AML Program and its Compliance Management Program. We cannot predict the further impact of the Order upon our business, financial condition or results of operations.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain national and local conditions. Financial institutions continue to be affected by sharp declines in the real estate market and constrained financial markets. Dramatic declines in the housing market over the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects on us and others in the financial institutions industry. For example, the national economic recession or a further deterioration in local economic conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses. We may also face the following risks in connection with these events:

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Domestic economic conditions that negatively affect housing prices and the job market have resulted, and may continue to result, in a deterioration in credit quality of our loan portfolios, and such deterioration in credit quality has had, and could continue to have, a negative impact on our business.

•	Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates on loans and other credit facilities.

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The processes we use to estimate allowance for loan losses and reserves may no longer be reliable because they rely on complex judgments, including forecasts of economic conditions, which may no longer be capable of accurate estimation.

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Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs.

•

We expect to face increased regulation of our industry, and compliance with such regulation may increase our costs, limit our ability to pursue business opportunities and increase compliance challenges.

As these conditions or similar ones continue to exist or worsen, we could experience continuing or increased adverse effects on our financial condition.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely impact our growth strategy and prospects.

The Bank relies on deposits, advances from the FHLB-NY and other borrowings to fund its operations. Although we consider such sources of funds adequate for our current capital needs, we may seek additional debt or equity capital in the future to achieve our long-term business objectives. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt refinancing arrangements may require us to pledge some of our assets and enter into covenants that would restrict our ability to incur further indebtedness. There can be no assurance that additional financing sources, if sought, would be available to us or, if available, would be on terms favorable to us. If additional financing sources are unavailable or are not available on reasonable terms, our growth strategy and future prospects could be adversely impacted.

Our business is subject to interest rate risk and variations in market interest rates may negatively affect our financial performance.

We are unable to predict fluctuations of market interest rates, which are affected by many factors, including:

•	Inflation;

•	Recession;

•	A rise in unemployment;

•	Tightening money supply; and

•	Domestic and international disorder and instability in domestic and foreign financial markets.

Changes in the interest rate environment may reduce our profits.

We expect that the Bank will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations, especially borrowers with loans subject to negative amortization. Negative amortization involves a greater risk during a period of rising interest rates because the loan principal may increase above the amount originally advanced, which could increase the risk of default. Accordingly, changes in levels of market interest rates could materially and adversely affect the Bank’s net interest spread, asset quality, levels of prepayments and cash flows as well as the market value of its securities portfolio and overall profitability.

The Bank’s ability to pay dividends is subject to regulatory limitations which, to the extent we require such dividends in the future, may affect our ability to service our debt and pay dividends.

The Company is a separate legal entity from its subsidiaries and does not have significant operations of its own. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank and other factors, that the OTS, the Bank’s primary regulator, could assert that payment of dividends or other payments by the Bank is an unsafe or unsound practice. In the event the Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations as they become due, or pay dividends on our common stock. Consequently, the inability to receive dividends from the Bank could adversely affect our financial condition, results of operations and prospects.

Our allowance for loan losses may not be adequate to cover actual losses.

Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on our historical loss experience, as well as an evaluation of the risks associated with our loans held for investment. During the year ended December 31, 2008, loans charged off totaled $124,000. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot provide assurance that we will not need to increase our allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

Further deterioration in economic conditions, particularly in New Jersey, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. Further deterioration in economic conditions, in particular within New Jersey, could result in the following consequences, any of which could hurt our business materially:

•	Loan delinquencies may increase;

•	Problem assets and foreclosures may increase;

•	Demand for our products and services may decline; and

•

Collateral for loans made by us, especially real estate may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.

A further downturn in the New Jersey real estate market could hurt our business.

Our business activities and credit exposure are concentrated in real estate lending in New Jersey. During 2008, the market for residential housing experienced dramatic declines, with falling home prices and increasing foreclosures. In recognition of the continued deterioration in the housing market and an expected increase in non-performing assets, we significantly increased our provision for loan losses in fiscal 2008. A further downturn in the New Jersey real estate market could hurt our business because the vast majority of our loans are secured by real estate located within New Jersey. If the significant decline in real estate values continues, especially in New Jersey, the collateral for our loans will provide less security. As a result, our ability to recover the principal amount due on defaulted loans by selling the underlying real estate will be diminished, and we will be more likely to suffer losses on defaulted loans.

We may suffer losses in our loan portfolio despite our underwriting practices.

We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Recent changes in our management may cause uncertainty in, or be disruptive to, our general business operations.

On February 13, 2009, William J. Campbell retired as President, Chief Executive Officer and director of the Company and the Bank. Mr. Campbell had been with the Company and the Bank for over 40 years and had served as President and Chief Executive Officer since 1970. The Company’s board of directors has established a search committee that is in the process of seeking a permanent candidate to fill the position. In the meantime, Kenneth D. Walter, Vice President, Treasurer and Chief Financial Officer of the Company and the Bank, has been appointed as Interim President and Chief Executive Officer of the Company and the Bank. This change in our management may be disruptive to our business and during the transition period there may be uncertainty with our stockholders and the Bank’s customers and employees concerning our future direction and performance. Our success will depend on our ability to attract, hire and retain senior management and other key personnel and on the abilities of the new management personnel to function effectively going forward.

Our former President and Chief Executive Officer owns a significant amount of our common stock and may make decisions that are not in the best interests of all stockholders.

As of December 31, 2008, William J. Campbell, our former President and Chief Executive Officer, owned approximately 12.2% of our outstanding common stock. As a result, he will have the ability to significantly influence the election and removal of our board of directors, as well as the outcome of any other matters to be decided by a vote of stockholders. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change in control may be perceived by some to be in the best interest of our stockholders.

We are subject to extensive regulation, which could adversely affect us.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Our business is highly regulated, and the laws, rules and regulations applicable to us are subject to regular modification and change. There can be no assurance that there will be no laws, rules or regulations adopted in the future, which could make compliance more difficult or expensive, or otherwise adversely affect our business, financial condition or prospects.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us, which could hurt our business.

We conduct our business operations primarily in New Jersey. Increased competition within our market area may result in reduced loan originations and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer the types of loans and banking services that we offer. These competitors include other savings associations, national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include national banks and major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger clients. These institutions, particularly to the extent they are more diversified than we are, may be able to offer the same loan products and services that we offer at more competitive rates and prices. If we are unable to attract and retain banking clients, we may be unable to continue our loan and deposit growth and our business, financial condition and prospects may be negatively affected.

Item 1B. Unresolved Staff Comments.

Not Applicable.

Item 2. Properties.

The Bank conducts its business through ten branch offices and one administrative office. Four offices have drive-up facilities. The Bank has eleven automatic teller machines at its branch facilities and four other off-site locations. The following table sets forth information relating to each of the Bank’s offices as of December 31, 2008. The total net book value of the Bank’s premises and equipment at December 31, 2008 was $2.9 million.

Location	Year Office Opened	Net Book Value
		(In thousands)
Executive Office
591-597 Avenue C Bayonne, New Jersey	1985	$1,298
Branch Offices
611 Avenue C Bayonne, New Jersey	1984	565
155 Broadway Bayonne, New Jersey	1973	80
175 Broadway (1) Bayonne, New Jersey	1985	—
861 Broadway Bayonne, New Jersey	1962	65
987 Broadway Bayonne, New Jersey	1977	207
1475 Bergen Boulevard (1)(2) Fort Lee, New Jersey	1990	—
544 Broadway (1) Bayonne, New Jersey	1995	8
401 Washington Street (1) Hoboken, New Jersey	1990	—
473 Spotswood Englishtown Road (1) Monroe, New Jersey	1998	—
181 Avenue A (1) Bayonne, New Jersey	2004	93
211-A Washington Street (1) Jersey City, New Jersey	2006	131

Net book value of properties		2,447
Furnishings and equipment (3)		482

Total premises and equipment		$2,929

(1)	Leased Property.
(2)	Sold to NewBank, Flushing, New York, on March 6, 2009.
(3)	Includes off-site ATMs.

Item 3. Legal Proceedings.

As announced on February 3, 2009, the Bank previously received federal grand jury subpoenas from the United States Attorney’s Office for the District of New Jersey (“U.S. Attorney’s Office”). The subpoenas were issued to the Bank in connection with an ongoing investigation regarding the Bank’s anti-money laundering and Bank Secrecy Act compliance. Certain individuals, including the Bank’s senior officers, have also received grand jury testimony subpoenas in connection with this matter. In addition, the Bank and its wholly-owned subsidiary, Pamrapo Service Corporation, have also recently received federal grand jury subpoenas from the U.S. Attorney’s

Office relating to certain commissions paid to the manager of Pamrapo Service Corporation. The Bank is, and intends to continue, cooperating fully with the investigations, having previously provided documents and information to the U.S. Attorney’s Office. It is anticipated that the investigations will continue for at least the next several months. The Company is unable to predict what action, if any, might be taken in the future by governmental authorities as a result of these investigations or what impact, if any, the outcome of these matters might have on its consolidated financial position, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Information relating to the market for Registrant’s common stock and related stockholder matters appears under Stock Information and Stock Performance Chart in the Registrant’s 2008 Annual Report to Shareholders on pages 45 and 46 and is incorporated herein by reference.

The following table contains information about the Company’s purchases of its equity securities during the fourth quarter of 2008.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)(2)(3)
October 1, 2008 to October 31, 2008	—	$—	—	41,456
November 1, 2008 to November 30, 2008	40,000	8.99	40,000	1,456
December 1, 2008 to December 31, 2008	—	—	—	1,456

Total	40,000		40,000

(1)	As of December 31, 2008.
(2)	The Company’s share repurchase program that authorized the Company to purchase up to 256,000 shares of common stock was announced on August 22, 2000. On February 3, 2009, the Company announced a new stock repurchase program, which authorizes the repurchase of up to 5% of its outstanding common stock, or approximately 246,700 shares. Unless modified or revoked by the Company’s Board of Directors, the authorizations do not expire.
(3)	If the Company repurchases shares of its common stock, the Company intends to complete the original authorization with 1,456 shares remaining before purchasing additional shares pursuant to the new authorization.

Item 6. Selected Financial Data.

The selected financial data appears under Selected Consolidated Financial Condition and Operating Data of the Company in the Registrant’s 2008 Annual Report to Shareholders on pages 43 and 44 and is incorporated herein by reference.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The above-captioned information appears under Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Registrant’s 2008 Annual Report to Shareholders on pages 2 through 9 and is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Information about market risk appears under Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Interest Rate Risk and —Net Portfolio Value in the Registrant’s 2008 Annual Report to Shareholders on pages 8 and 9 and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements, and related notes thereto, of the Company and its subsidiaries, together with the report thereon by Beard Miller Company LLP appear in the Registrant’s 2008 Annual Report to Shareholders on pages 10 through 42 and are incorporated herein by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Management, with the participation of the Company’s Chief Financial Officer and Interim Chief Executive Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. The purpose of these controls and procedures is to ensure that information required to be disclosed by the Company in its Exchange Act reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC’s rules and forms. Based on the evaluation, the Company’s Chief Financial Officer and Interim Chief Executive Officer concluded that, because of a material weakness in the Company’s internal control over financial reporting as discussed in Management’s Annual Report on Internal Control over Financial Reporting, the Company’s disclosure controls and procedures were not effective as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Limitations on the Effectiveness of Disclosure Controls and Procedures

There are inherent limitations on the effectiveness of any systems of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

March 12, 2009

Board of Directors and Shareholders of Pamrapo Bancorp, Inc.:

The management of Pamrapo Bancorp, Inc. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2008, the Company’s internal control over financial reporting was not effective based on those criteria because management has identified the following material weakness:

Pamrapo Service Corporation—The controls relating to fees and commissions from sale of financial products payable to Pamrapo Service Corporation, a wholly-owned subsidiary of the Bank, were inadequate. In August 2008, management became aware that certain commission payments from a third-party broker, which were payable to Pamrapo Service Corporation, as required by its policies and procedures, were being paid directly to the manager of Pamrapo Service Corporation. The direct payments to the manager were made pursuant to a letter between a third-party broker and the president of Pamrapo Service Corporation. These direct payments constituted a change in commission structure, which was made without the approval of the board of directors of Pamrapo Service Corporation, as required by its policies and procedures. Following an internal inquiry, the Board of Directors of the Bank was informed of the matter in January 2009. Management, under the oversight of the joint Audit Committee of the Company and the Bank, is in the process of remediating this material weakness.

The Independent Registered Public Accounting Firm that audited the consolidated financial statements included in the Registrant’s 2008 Annual Report to Shareholders has also issued an attestation on the Company’s internal control over financial reporting.

/s/ KENNETH D. WALTER
Kenneth D. Walter
Chief Financial Officer and Interim Chief Executive Officer

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Subsequent to December 31, 2008, the Company has taken and is continuing to take actions to remediate its material weakness in internal control over financial reporting as described further below.

Remediation of Material Weakness

In February 2009, the Company and the Bank took the following actions to remediate the weakness in internal control over financial reporting discussed above:

•	The manager of Pamrapo Service Corporation was terminated and any signing authority he may have had on behalf of Pamrapo Service Corporation was withdrawn.

•

The third-party broker was instructed that any further commissions to the manager of Pamrapo Service Corporation earned prior to his termination date that have not yet been paid should be placed in escrow.

•

An independent auditor was engaged to conduct a forensic audit and to review the business records of Pamrapo Service Corporation. Depending on the outcome of this audit, the independent auditor may provide recommendations regarding procedures and safeguards to be implemented on a going forward basis.

The Company will continue to evaluate the effectiveness of the remedial measures and the actions taken to date as summarized above with the intent to fully correct the weakness in internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Pamrapo Bancorp, Inc

We have audited Pamrapo Bancorp, Inc. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness has been identified and included in management’s assessment:

Management overrode established controls and operating procedures in 2008 relating to collection of fees and commissions from third party brokers earned by a subsidiary of the Company. This override resulted in the third party broker paying fees and commissions directly to the manager of the subsidiary rather than the subsidiary, resulting in commission income not being accurately and completely recorded. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our report dated March 12, 2009 on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income and changes in stockholders’ equity and cash flows of Pamrapo Bancorp, Inc. and subsidiaries, and our report dated March 12, 2009 expressed an unqualified opinion.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

Clark, New Jersey

March 12, 2009

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

On March 9, 2004, the Company adopted a Code of Ethics for its Principal Executive Officers and Senior Financial Officers (the “Code of Ethics”). The Code of Ethics is available free of charge by writing to the Secretary of the Company at 611 Avenue C, Bayonne, New Jersey 07002.

The information relating to directors, executive officers and audit committee of the Registrant and with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the Registrant’s Proxy Statement for the Annual Meeting of Shareholders to be held on April 29, 2009, which will be filed with the SEC not later than 120 days after the end of the Registrant’s fiscal year 2008 (“Proxy Statement”).

Item 11. Executive Compensation.

The information relating to executive compensation, including the Personnel Committee Report, which is deemed furnished herein, is incorporated herein by reference to the Registrant’s Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the Registrant’s Proxy Statement.

Equity Compensation Plan Information

The following table gives information about the Company’s common stock that may be issued upon the exercise of options, warrants and rights under all existing equity compensation plans as of December 31, 2008.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	46,000	$24.77	22,380
Equity Compensation Plans Not Approved by Stockholders	—		—

Total	46,000	$24.77	22,380

Item 13. Certain Relationships, Related Transactions, and Director Independence.

The information relating to certain relationships and related transactions, and director independence is incorporated herein by reference to the Registrant’s Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information relating to principal accountant fees and services is incorporated herein by reference to the Registrant’s Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this report:

1. Consolidated Financial Statements of Pamrapo Bancorp, Inc. are incorporated by reference to the indicated pages of the 2008 Annual Report to Shareholders.
Page

Report of Independent Registered Public Accounting Firm	10

Consolidated Statements of Financial Condition as of December 31, 2008 and 2007	11

Consolidated Statements of Income for the Years Ended December 31, 2008, 2007 and 2006	12

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2008, 2007 and 2006	13

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006	14-15

Notes to Consolidated Financial Statements	16-42

The remaining information appearing in the 2008 Annual Report to Shareholders is not deemed to be filed as part of this report, except as expressly provided herein.

2.	All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

3.	Exhibits.

The following Exhibits are filed as part of this report, and this list includes the Exhibit Index.

3.1.1	Certificate of Incorporation of Pamrapo Bancorp, Inc.[1]
3.1.2	Certificate of Amendment to Certificate of Incorporation of Pamrapo Bancorp, Inc.[2]
3.2	Pamrapo Bancorp, Inc. By-laws.[3]
4	Stock Certificate of Pamrapo Bancorp, Inc.[4]
10.1	Restated Bank Employment Agreement by and between Pamrapo Savings Bank, S.L.A. and William J. Campbell.5*
10.2	Restated Holding Company Employment Agreement by and between Pamrapo Bancorp, Inc. and William J. Campbell.5*
10.3	Restated Pamrapo Bancorp, Inc. Change in Control Agreement by and between Pamrapo Bancorp, Inc. and Kenneth D. Walter.5*
10.4	Change in Control Agreement by and between Pamrapo Bancorp, Inc. and Margaret Russo.6*
10.5	Pamrapo Savings Bank, S.L.A. Directors’ Consultation and Retirement Plan.[7]
10.6	Pamrapo Bancorp, Inc. 2003 Stock-Based Incentive Plan.[8]
10.7	Order to Cease and Desist, Order No. NE-08-12, effective September 26, 2008.[9]
10.8	Stipulation and Consent to Issuance of Order to Cease and Desist.[9]
11	Computation of earnings per share (filed herewith).
13	Portions of the 2008 Annual Report to Shareholders (filed herewith).
14	Code of Ethics.[10]
21	Subsidiary information is incorporated herein by reference to “Part I—Subsidiaries.”
23	Consent of Independent Registered Public Accounting Firm (filed herewith).
31	Certification of Chief Financial Officer and Interim Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32	Certification of Chief Financial Officer and Interim Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

[1]	Incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed on March 30, 2001.
[2]	Incorporated herein by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 12, 2003.
[3]	Incorporated herein by reference to the Current Report on Form 8-K, filed on November 27, 2007.
[4]	Incorporated herein by reference to the Registration Statement on Form S-1 (Registration No. 33-30370), as amended, filed on August 8, 1989.
[5]	Incorporated herein by reference to the Current Report on Form 8-K, filed on October 29, 2007.
[6]	Incorporated herein by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed on November 9, 2007.
[7]	Incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006.
[8]	Incorporated herein by reference to the 2003 Annual Meeting Proxy Statement, filed on March 31, 2003.
[9]	Incorporated herein by reference to the Current Report on Form 8-K, filed on September 26, 2008.
[10]	Incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 15, 2004.
*	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAMRAPO BANCORP, INC.
Dated: March 16, 2009

	By:	/s/ KENNETH D. WALTER
Kenneth D. Walter
Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ KENNETH D. WALTER Kenneth D. Walter	Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)	March 16, 2009

/s/ DANIEL J. MASSARELLI Daniel J. Massarelli	Chairman of the Board and Director	March 16, 2009

/s/ JOHN A. MORECRAFT John A. Morecraft	Vice Chairman of the Board and Director	March 16, 2009

/s/ PATRICK D. CONAGHAN Patrick D. Conaghan	Director	March 16, 2009

/s/ KENNETH R. POESL Kenneth R. Poesl	Director	March 16, 2009

/s/ ROBERT G. DORIA Robert G. Doria	Director	March 16, 2009

/s/ HERMAN L. BROCKMAN Herman L. Brockman	Director	March 16, 2009

Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2008
Income available to common stockholders	$2,459,318
Weighted average shares outstanding	4,970,788
Basic earnings per share	$0.49
Income for diluted earnings per share	$2,459,318
Total weighted average common shares and equivalents outstanding for diluted computation	4,970,788
Diluted earnings per share	$0.49

Exhibit 13

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

GENERAL

Pamrapo Bancorp, Inc. (the “Company”) owns 100% of the issued and outstanding stock of Pamrapo Savings Bank, S.L.A. (the “Bank”), which is the primary asset of the Company. The Company’s business is conducted principally through the Bank.

BUSINESS OF THE COMPANY

The Bank’s principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one-to-four family, owner occupied residential mortgage loans. In addition, in times of low loan demand, the Bank will invest in mortgage-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans, consumer loans and commercial loans.

The earnings of the Bank depend primarily upon the level of net interest income, which is the difference between the interest earned on assets such as loans, mortgage-backed securities, investments and other interest-earning assets, and the interest paid on liabilities such as deposits and borrowings. Net interest income is affected by many factors, including regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flow. Net interest income is also affected by the amount, composition and relative interest rates of the Bank’s assets and liabilities and by the repricing of such assets and liabilities. The Bank is vulnerable to interest rate fluctuations to the extent that its interest-bearing liabilities mature or reprice more rapidly than its interest-earning assets. Such asset/liability structure may result in lower net interest income during periods of rising interest rates and may be beneficial in times of declining interest rates. The Bank’s net income is also affected by provisions for loan losses, non-interest income, non-interest expenses and income taxes.

CRITICAL ACCOUNTING ESTIMATES

Allowance for Loan Losses

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. Since there has been no material shift in the loan portfolio, the level of the allowance for loan losses has changed primarily due to changes in the size of the loan portfolio and the level of nonperforming loans. We have allocated the allowance among categories of loan types as well as classification status at each period-end date. Assumptions and allocation percentages are based on loan types and classification status. Management regularly evaluates various risk factors related to the loan portfolio, such as type of loan, underlying collateral and payment status, and the corresponding allowance allocation percentages. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the regulatory authorities, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

Pension Plan Assumptions

Our pension plan costs are calculated using actuarial concepts, as discussed within the requirements of Statement of Financial Accounting Standards (SFAS) No. 87, Employers Accounting for Pensions SFAS No. 132 (R) and as amended by SFAS No. 158, “Employers’ Accounting for Deferred Benefit Pension and Other Post Retirement Plans.” Pension expense and the determination of our projected pension liability are based upon two critical assumptions: the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability, including the primary employee demographics such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 11 to the Consolidated Financial Statements.

“Other Than Temporary” Impairment of Investment Securities

Investment securities are written down to their net realizable value when there is impairment in value that is considered to be “other than temporary.” The determination of whether or not “other than temporary” impairment exists is a matter of judgment.

Management reviews its investment securities portfolio regularly for possible impairment that is “other than temporary” by analyzing the facts and circumstances of each investment and the expectations for that investment’s performance.

FINANCIAL CONDITION

The Company’s consolidated assets at December 31, 2008 totaled $598.0 million, which represents a decrease of $59.4 million or 9.04% when compared to $657.4 million at December 31, 2007, primarily due to decreases in interest-bearing deposits in other banks, loans receivable and mortgage-backed securities, which more than offset increases in investment securities held to maturity and deferred tax assets.

Securities available for sale decreased $146,000 or 15.92% to $771,000 at December 31, 2008 when compared to $917,000 at December 31, 2007. The decrease during the year ended December 31, 2008 resulted primarily from principal repayments of $98,000 on securities available for sale along with an increase of $48,000 in unrealized losses. Investment securities held to maturity increased $973,000 or 9.38% to $11.4 million at December 31, 2008 when compared to $10.4 million at December 31, 2007. The increase during the year ended December 31, 2008 resulted primarily from purchases of investment securities held to maturity amounting to $1.0 million.

Mortgage-backed securities held to maturity decreased $6.5 million or 5.25% to $117.4 million at December 31, 2008 from $123.9 million at December 31, 2007. The decrease during the year ended December 31, 2008 resulted primarily from principal repayments of $21.2 million on mortgage-backed securities, which more than offset purchases of mortgage-backed securities totaling $15.0 million.

Net loans amounted to $437.6 million and $439.1 million at December 31, 2008 and 2007, respectively, which represents a decrease of $1.5 million or 0.34%, primarily due to loan repayments exceeding loan originations.

Foreclosed real estate amounted to $426,000 and $486,000 at December 31, 2008 and 2007, respectively, which represents a decrease of $60,000 or 12.35%, primarily due to provision for losses of $70,000 on the foreclosed real estate, offset by capital improvements of $10,000.

Total deposits at December 31, 2008 decreased $64.0 million or 12.60% to $444.0 million compared to $508.0 million at December 31, 2007. Included in the December 31, 2007 total is an interest-bearing demand account with a balance of $40.3 million which was reduced during the year 2008 to $2.6 million.

Advances from the Federal Home Loan Bank of New York (“FHLB-NY”) totaled $89.5 million and $84.0 million at December 31, 2008 and 2007, respectively. The net increase of $5.5 million or 6.55% during the year ended December 31, 2008 resulted from an increase in FHLB-NY overnight borrowings of $20.5 million, offset by repayments of $15.0 million on advances from the FHLB-NY.

Stockholders’ equity amounted to $54.7 million and $58.6 million at December 31, 2008 and 2007, respectively. During the years ended December 31, 2008 and 2007, net income of $2.5 million and $4.4 million, respectively, was recorded and cash dividends of $4.2 million and $4.6 million, respectively, were paid on the Company’s common stock. Accumulated other comprehensive loss increased $1.8 million or 138.46% to $3.1 million at December 31, 2008 from $1.3 million at December 31, 2007, primarily due to FAS 158 adjustments pertaining to the Bank’s defined benefit plans. During the year ended December 31, 2008, the Company repurchased 40,000 shares of its common stock for $361,000 under a stock repurchase program.

Results of Operations For The Years Ended December 31, 2008 and 2007

NET INCOME

Net income decreased by $1.9 million or 43.18% to $2.5 million during the year ended December 31, 2008 when compared to $4.4 million for the year ended December 31, 2007. The decrease in net income during the 2008 period was primarily due to an increase in total non-interest expenses of $2.6 million and a provision for loan losses of $960,000, along with decreases in total interest income of $1.9 million, which more than offset an increase in total non-interest income of $76,000 and decreases in total interest expense of $2.7 million and income taxes of $779,000.

INTEREST INCOME

Interest income on loans during the year ended December 31, 2008 decreased by $1.1 million or 3.82% to $27.7 million when compared to $28.8 million during 2007. During the years ended December 31, 2008 and 2007, the yield earned on the loan portfolio was 6.40% and 6.49%, respectively. The average balance of loans outstanding during the years ended December 31, 2008 and 2007, totaled $433.7 million and $444.4 million, respectively.

Interest on mortgage-backed securities decreased $356,000 or 5.93% during the year ended December 31, 2008 to $5.6 million compared to $6.0 million for 2007. During the years ended December 31, 2008 and 2007, the average balance of mortgage-backed securities totaled $124.0 million and $133.1 million, respectively, resulting in a net decrease of $9.1 million or 6.84%. The yield earned on the mortgage-backed securities portfolio was 4.55% and 4.51% during 2008 and 2007, respectively. Interest earned on

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

investment securities increased by $156,000 or 22.45% to $851,000 for the year ended December 31, 2008, when compared to $695,000 for 2007. The increase during the year ended December 31, 2008 resulted from an increase of $1.1 million, or 10.89%, in the average balance of the investment securities portfolio, along with an increase of sixty-seven basis points in the yield earned on the investment securities portfolio from 6.90% in 2007 to 7.57% in 2008. Interest on other interest-earning assets decreased by $596,000 or 38.06% to $970,000 for the year ended December 31, 2008, when compared to $1.6 million for 2007. The decrease during the year ended December 31, 2008, resulted from a decrease of two-hundred eleven basis points in the yield earned on the other interest-earning assets portfolio from 4.89% in 2007 to 2.78% in 2008, which more than offset an increase of $2.9 million in the average balance of the other interest-earning assets portfolio.

INTEREST EXPENSE

Interest on deposits decreased $2.2 million or 16.06% to $11.5 million during the year ended December 31, 2008 compared to $13.7 million for 2007. The decrease during 2008 was attributable to a decrease of forty-nine basis points in the Bank’s average cost of interest-bearing deposits to 2.65% for 2008 from 3.14% for 2007, along with a decrease of $1.7 million or 0.39% in the average balance of interest-bearing deposits outstanding. Interest on advances and other borrowed money decreased $491,000 or 11.20% to $3.9 million during the year ended December 31, 2008 compared to $4.4 million for 2007. The decrease during 2008 was attributable to a decrease of $13.2 million or 14.46% in the average balance of advances and other borrowed money, which more than offset an increase of nineteen basis points in the Bank’s cost of borrowings from 4.80% for 2007 to 4.99% for 2008.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2008 increased $790,000 or 4.15% to $19.8 million for 2008 as compared to $19.0 million for 2007. The Bank’s net interest rate spread increased from 2.56% in 2007 to 2.83% in 2008 and its interest rate margin increased from 3.07% in 2007 to 3.28% in 2008. The increase in net interest rate spread primarily resulted from a forty-two basis point decrease in the cost of interest-bearing liabilities from 3.43% in 2007 to 3.01% in 2008, sufficient to offset a sixteen basis point decrease in the yield of average interest-earning assets from 5.99% in 2007 to 5.83% in 2008. The average balance of interest-earning assets amounted to $603.8 million in 2008 and $619.6 million in 2007 and the average balance of interest-bearing liabilities amounted to $512.5 million in 2008 and $527.5 million in 2007.

PROVISION FOR LOAN LOSSES

During the years ended December 31, 2008 and 2007, the Bank provided $1.6 million and $670,000, respectively, for loan losses. At December 31, 2008 and 2007, the Bank’s loan portfolio included loans totaling $10.8 million and $5.5 million, respectively, which were delinquent ninety days or more. Included in the December 31, 2008 and 2007 total delinquent loans is the Bank’s largest non-accruing commercial loan of $1.9 million to a local hospital. The loan was originally for $3.0 million with a maturity date of November 15, 2006, which was extended to June 1, 2007. In October 2006, $1.0 million of the loan was paid and the remaining balance of approximately $1.9 million was secured by a mortgage on real estate. As of December 31, 2008, the $1.9 million loan balance had not been paid. The repayment of the loan is subject to bankruptcy proceedings. In September 2008, the creditor’s committee for the hospital filed a complaint against the Bank seeking to recover the $1.0 million previously paid on the loan and to set aside the mortgage securing the $1.9 million still owed to the Bank. The methodology used to determine the collectability of this loan was based on the fair value of the collateral. The fair value of the physical collateral was valued on December 15, 2006 at $2.04 million, which is greater than the loan balance at December 31, 2008. While management believes that the mortgage on the property is valid, the unsecured creditors in the bankruptcy proceedings have brought suit against the Bank, charging that the mortgage is a “voidable preference.” Litigation is in the discovery phase. At this point, management believes, based on discussions with its litigation counsel, that the Bank will likely prevail in its defense. However, due to the normal uncertainties of any litigation, the loan ($1.9 million) has been deemed impaired and is included in the impaired loans of $2.6 million and $1.9 million at December 31, 2008 and 2007, respectively, as reflected in Note 5 to the Notes to Consolidated Financial Statements. The hospital property is in close proximity to the Bank and is routinely observed by management. Given the proximity of the property, management’s knowledge of the real estate market and the fact that the appraisal of the property is higher than the carrying value of the loan, the management does not believe that a new appraisal is needed at this time. The Company has not charged off this loan against the allowance for loan losses based on the fact that the loan is collateralized by properties that have a greater value than the carrying amount of the loan. However, due to the uncertainty of any litigation, the Bank will continue to monitor this loan and evaluate its collectability as necessary. The Bank maintains an allowance for loan losses based on management’s evaluation of the risk inherent in its loan portfolio, which gives due consideration to changes in general market conditions and in the nature and volume of the Bank’s loan activity. The allowance for loan losses amounted to $4.66 million at December 31,

2008, representing 1.05% of total loans and 43.15% of loans delinquent ninety days or more, compared to an allowance of $3.15 million at December 31, 2007, representing 0.71% of total loans and 57.54% of loans delinquent ninety days or more. During the years ended December 31, 2008 and 2007, the Bank charged off loans aggregating $124,000 and $270,000, respectively, and recoveries totaled $0 and $104,000, respectively. The Bank monitors its loan portfolio and intends to continue to provide for loan losses based on its ongoing periodic review of the loan portfolio and general market conditions.

NON-INTEREST INCOME

Non-interest income increased by $76,000 or 3.30% to $2.4 million during the year ended December 31, 2008 as compared to $2.3 million for 2007. The increase in non-interest income during 2008 resulted primarily from increases in other income of $131,000, sufficient to offset decreases in fees and service charges of $10,000 and commissions from sale of financial products of $45,000.

Commissions from sale of financial products includes commissions received by Pamrapo Service Corporation (“Corporation”), a wholly-owned subsidiary of the Bank, due to the sale of products such as securities, life insurance, and annuities. Commissions received related to securities are received from a third-party broker dealer. Pursuant to the Corporation’s policies, such commissions are to be paid directly to the Corporation, which, in conjunction with the Bank, then determines the amount of commission payments to be made to the Corporation’s employees and agents.

As of March 12, 2009, the Company and the Bank were aware of the following information relating to certain commission payments made to the manager of the Corporation (the “Manager”). The information presented below is based upon the knowledge and understanding of the individuals who conducted internal inquiries into this matter. The Bank has hired an independent auditor to conduct a forensic audit of the Corporation’s business records, the outcome of which cannot be determined at this time. Subsequent to March 12, 2009, additional information may be discovered, or may come to light, that could affect the accuracy of the following information relating to the commissions.

In August 2008, the Bank discovered that 100% of certain commissions from a third-party broker were paid directly to the Manager. These direct payments constituted a change in commission structure, which was made without the approval of the Board of Directors of the Corporation, as required by its policies and procedures. Based upon the Corporation’s policies in effect at the time, 100% of these commissions were to be paid directly to the Corporation and then 50% were to be distributed by the Corporation to the Manager. Following such internal inquiries, the Bank determined that $270,357 was owed by the Manager to the Corporation for commissions paid directly to the Manager for the period from August 2007 to December 2008.

The $270,357 was paid to the Corporation as follows. On December 3, 2008, the Manager paid $160,000 of the amount owed to the Corporation. On December 10, 2008, the Manager paid $50,000 of the amount owed to the Corporation. On February 4, 2009, the Manager paid the remaining $60,357 of the amount owed to the Corporation. The Company and the Bank determined to record the amount of $270,357 in the fourth quarter of 2008. For further information, please see Note 22 to the Consolidated Financial Statements in this 2008 Annual Report.

NON-INTEREST EXPENSES

Non-interest expenses increased $2.6 million or 18.84% to $16.4 million during the year ended December 31, 2008 compared to $13.8 million for 2007. During the year ended December 31, 2008, salaries and employee benefits, net occupancy expense of premises, equipment, professional fees, loss on foreclosed real estate and other expenses increased $314,000, $92,000, $37,000, $2,028,000, $92,000 and $27,000 respectively, which more than offset a decrease in advertising expense of $12,000. The increase in professional fees was predominately due to fees paid to consultants that the Bank engaged as a result of the cease and desist order issued by the Office of Thrift Supervision (“OTS”), effective September 26, 2008. For further information on the OTS cease and desist order, please see Note 19 to the Notes to Consolidated Financial Statements.

INCOME TAXES

Income tax expense totaled $1.7 million and $2.5 million during the years ended December 31, 2008 and 2007, respectively. The decrease in 2008 resulted from a decrease in pre-tax income of $2.7 million.

PAMRAPO BANCOP, INC. & SUBSIDIARIES

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations For The Years Ended December 31, 2007 and 2006

NET INCOME

Net income decreased by $2.1 million or 32.31% to $4.4 million during the year ended December 31, 2007 when compared to $6.5 million for the year ended December 31, 2006. The decrease in net income during the 2007 period was primarily due to an increase in total interest expense of $2.1 million and provision for loan losses of $670,000, along with decreases in total interest income of $435,000 and total non-interest income of $451,000, which more than offset decreases in total non-interest expenses of $44,000 and income taxes of $1.4 million.

INTEREST INCOME

Interest income on loans during the year ended December 31, 2007 decreased by $98,000 or 0.34% to $28.8 million when compared to $28.9 million during 2006. During the years ended December 31, 2007 and 2006, the yield earned on the loan portfolio was 6.49% and 6.45%, respectively. The average balance of loans outstanding during the years ended December 31, 2007 and 2006, totaled $444.4 million and $448.9 million, respectively.

Interest on mortgage-backed securities decreased $1.2 million or 16.67% during the year ended December 31, 2007 to $6.0 million compared to $7.2 million for 2006. During the years ended December 31, 2007 and 2006, the average balance of mortgage-backed securities totaled $133.1 million and $154.5 million, respectively, resulting in a net decrease of $21.4 million or 13.85%. The yield earned on the mortgage-backed securities portfolio was 4.51% and 4.68% during 2007 and 2006, respectively. Interest earned on investment securities decreased by $78,000 or 10.09% to $695,000 for the year ended December 31, 2007, when compared to $773,000 for 2006. The decrease during the year ended December 31, 2007, resulted from a decrease of $1.4 million in the average balance of the investment securities portfolio, which more than offset an increase of sixteen basis points in the yield earned on the investment securities portfolio from 6.74% in 2006 to 6.90% in 2007. Interest on other interest-earning assets increased by $960,000 or 158.60% to $1.6 million for the year ended December 31, 2007, when compared to $606,000 for 2006. The increase during the year ended December 31, 2007, resulted from an increase of $18.7 million in the average balance of the other interest-earning assets portfolio along with an increase of thirty-five basis points in the yield earned on the other interest-earning assets portfolio from 4.54% in 2006 to 4.89% in 2007.

INTEREST EXPENSE

Interest on deposits increased $2.4 million or 21.24% to $13.7 million during the year ended December 31, 2007 compared to $11.3 million for 2006. The increase during 2007 was attributable to an increase of fifty-two basis points in the Bank’s average cost of interest-bearing deposits to 3.14% for 2007 from 2.62% for 2006, along with an increase of $3.8 million or 0.89% in the average balance of interest-bearing deposits outstanding. Interest on advances and other borrowed money decreased $283,000 or 6.06% to $4.4 million during the year ended December 31, 2007 compared to $4.7 million for 2006. The decrease during 2007 was attributable to a decrease of $12.7 million or 12.20% in the average balance of advances and other borrowed money, which more than offset an increase of thirty-one basis points in the Bank’s cost of borrowings from 4.49% for 2006 to 4.80% for 2007.

NET INTEREST INCOME

Net interest income for the year ended December 31, 2007, decreased $2.6 million or 12.04% to $19.0 million for 2007 as compared to $21.6 million for 2006. The Bank’s net interest rate spread decreased from 3.00% in 2006 to 2.56% in 2007 and its interest rate margin decreased from 3.43% in 2006 to 3.07% in 2007. The decrease in net interest rate spread primarily resulted from a forty-five basis point increase in the cost of interest-bearing liabilities from 2.98% in 2006 to 3.43% in 2007, sufficient to offset a one basis point increase in the yield of average interest-earning assets from 5.98% in 2006 to 5.99% in 2007. The average balance of interest-earning assets amounted to $619.6 million in 2007 and $628.2 million in 2006 and the average balance of interest-bearing liabilities amounted to $527.5 million in 2007 and $536.3 million in 2006.

PROVISION FOR LOAN LOSSES

During the years ended December 31, 2007 and 2006, the Bank provided $670,000 and $0, respectively, for loan losses. At December 31, 2007 and 2006, the Bank’s loan portfolio included loans totaling $5.5 million and $2.3 million, respectively, which were delinquent ninety days or more. Included in the December 31, 2007 total is the Bank’s largest non-accruing commercial loan of $1.9 million to a local hospital. The loan matured on June 1, 2007 and was not paid. The repayment of this loan is subject to bankruptcy proceedings. For further details on this loan, see Note 13 to the Consolidated Financial Statements in the 2008 Annual Report. The Bank maintains an allowance for loan losses based on management’s evaluation of the risk inherent in its loan portfolio, which gives due consideration to changes in general market conditions and in the nature and volume of the Bank’s loan activity. The allowance for loan losses amounted to $3.15 million at December 31, 2007, representing 0.71% of total loans and 57.54% of loans delinquent ninety days or more compared to an allowance of $2.65 million at December 31, 2006, representing 0.58% of total loans and 116.32% of loans delinquent ninety days or more. During the years ended December 31, 2007 and 2006, the Bank charged off loans aggregating $270,000 and $113,000, respectively. Recoveries totaled $104,000 and $9,000, respectively. The Bank monitors its loan portfolio and intends to continue to provide for loan losses based on its ongoing periodic review of the loan portfolio and general market conditions.

NON-INTEREST INCOME

Non-interest income decreased by $451,000 or 16.11% to $2.3 million during the year ended December 31, 2007 as compared to $2.8 million for 2006. The decrease in non-interest income during 2007 resulted primarily from decreases in the gain on sale of securities available for sale of $430,000, commissions from sale of financial products of $73,000 and other income of $15,000, sufficient to offset an increase in fees and service charges of $67,000. For further information on commissions from sale of financial products, see Note 22 to the Consolidated Financial Statements in this 2008 Annual Report.

NON-INTEREST EXPENSES

Non-interest expenses decreased $44,000 or 0.31% to $13.8 million during the year ended December 31, 2007 compared to $13.9 million for 2006. During the year ended December 31, 2007, salary and employee benefits, advertising and other expenses decreased $41,000, $52,000 and $169,000 respectively, which more than offset increases in occupancy costs, equipment and professional fees of $17,000, $25,000, and $176,000, respectively.

INCOME TAXES

Income tax expense totaled $2.5 million and $3.9 million during the years ended December 31, 2007 and 2006, respectively. The decrease in 2007 resulted from a decrease in pre-tax income of $3.6 million.

Liquidity and Capital Resources

The Bank’s primary sources of funds are deposits, amortization and prepayments of loan and mortgage-backed securities principal, FHLB-NY advances, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturities of investment securities are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition.

The Bank is required to maintain sufficient liquidity to ensure its safe and sound operation by the OTS regulations. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payments of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives. In addition, the Bank invests its excess funds in federal funds and interest-bearing deposits with the FHLB-NY, which provides liquidity to meet lending requirements.

The Bank’s liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Cash was generated by operating activities in each of the above periods. The primary source of cash from operating activities during each period was net income.

The primary sources of investing activities of the Bank are lending and investment in mortgage-backed securities. In addition to funding new loan production and the purchase of mortgage-backed securities through operations and financing activities, new loan production and purchases of mortgage-backed securities were also funded by principal repayments on existing loans and mortgage-backed securities.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB-NY, which provide an additional source of funds. At December 31, 2008 and 2007, advances from the FHLB-NY amounted to $89.5 million and $84.0 million, respectively.

The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 2008, the Bank had outstanding commitments to originate loans and fund unused credit lines of $17.0 million. Certificates of deposit scheduled to mature in one year or less, at December 31, 2008, totaled $207.2 million. Management believes that, based upon historical experience, a significant portion of such deposits will remain with the Bank.

At December 31, 2008, the Bank exceeded each of the three OTS capital requirements. The Bank’s tangible, core and total risk-based capital ratios were 9.14%, 9.14% and 15.25%, respectively. The Bank was categorized as “well-capitalized” under the prompt corrective action regulations of the OTS.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The following table sets forth our contractual obligations and commercial commitments at December 31, 2008. This does not include interest expense on the FHLB-NY advances and the certificates of deposit which the Bank expects to pay at weighted average rates of 4.02% and 3.47%, respectively. In addition, the Bank expects to make a pension plan contribution of approximately $800,000 in 2009.

	Payment Due By Period
Contractual Obligations	Total	Less Than One Year	More Than One Year Through Three Years	More Than Three Years Through Five Years	More Than Five Years
FHLB-NY Advances	$89,500,000	$38,500,000	$33,000,000	$—	$18,000,000
Certificates of deposit	225,731,000	207,167,000	16,385,000	2,080,000	99,000
Lease Obligations	2,788,121	492,191	949,425	811,854	534,651
Benefit plans	7,231,761	693,093	1,398,261	1,355,555	3,784,852

Total	$325,250,882	$246,852,284	$51,732,686	$4,247,409	$22,418,503

In the normal course of business, the Bank enters into off-balance sheet arrangements consisting of commitments to fund mortgage loans and lines of credit secured by real estate. The following table presents these off-balance sheet arrangements at December 31, 2008. For more information regarding these commitments, see Note 13 of the Notes to Consolidated Financial Statements.

	Payment Due By Period
Off-Balance Sheet Arrangements	Total	Less Than One Year	More Than One Year Through Three Years	More Than Three Years Through Five Years	More Than Five Years
To originate loans	$5,353,000	$5,353,000	$—	$—	$—
Unused lines of credit	11,599,000	11,599,000	—	—	—
Letters of credit	1,796,000	1,786,000	10,000	—	—

Total	$18,748,000	$18,738,000	$10,000	$—	$—

MANAGEMENT OF INTEREST RATE RISK

The Bank, like other financial institutions, is subject to market risk. Market risk is the type of risk that occurs when an institution suffers economic loss due to changes in the market value of various types of assets or liabilities. As a financial institution, the Bank makes a profit by accepting and managing various risks such as credit risk and interest rate risk. Interest rate risk is the Bank’s primary market risk.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing “gap,” provides an indication of the extent to which an institution’s interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would result in a decrease in net interest income.

Because the Bank’s interest-bearing liabilities, which mature or reprice within short periods, exceed its interest-earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally would have a positive effect on net interest income.

The Bank’s current investment strategy is to maintain an overall securities portfolio that provides a source of liquidity and that contributes to the Bank’s overall profitability and asset mix within given quality and maturity considerations. Securities classified as available for sale provide management with the flexibility to make adjustments to the portfolio given changes in the economic or interest rate environment, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

NET PORTFOLIO VALUE

The Bank’s interest rate sensitivity is monitored by management through the use of the OTS model which estimates the change in the Bank’s net portfolio value (“NPV”) over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The OTS produces its analysis based upon data submitted on the Bank’s quarterly Thrift Financial Reports. The following table, which sets forth the Bank’s NPV as of December 31, 2008, was calculated by the OTS:

Change in Interest Rates In Basis Points (Rate Shock)	Amount	Net Portfolio Value Dollar Change	Percent Change	NPV as Percent of Portfolio Value of Assets
				NPV Ratio	Change In Basis Points
	(Dollars in Thousands)
+300bp	$39,487	$-37,135	-48%	6.70%	-540bp
+200bp	$54,127	$-22,495	-29%	8.93%	-317bp
+100bp	$66,952	$-9,670	-13%	10.78%	-132bp
+50bp	$72,010	$-4,611	-6%	11.47%	-62bp
0	$76,621	$—	—	12.10%	—
-50bp	$79,819	$3,197	+4%	12.51%	+42bp
-100bp	$82,538	$5,916	+8%	12.86%	+77bp

Certain shortcomings are inherent in the methodology used in interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented assumes that the composition of the Bank’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank’s net interest income and will differ from actual results.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

PAMRAPO BANCORP, INC.

We have audited the accompanying consolidated statements of financial condition of Pamrapo Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pamrapo Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for Defined Benefit Plans and Other Post-retirement Plans in 2006.

As further discussed in Note 19 to the consolidated financial statements, the Company stipulated and consented to a Cease and Desist Order issued by the Office of Thrift Supervision on September 26, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pamrapo Bancorp, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2009 expressed an adverse opinion.

Beard Miller Company LLP

Clark, New Jersey

March 12, 2009

Consolidated Statements of Financial Condition

	December 31,
	2008	2007
ASSETS
Cash and amounts due from depository institutions	$4,116,871	$3,919,627
Interest-bearing deposits in other banks	9,470,431	62,976,392

Cash and Cash Equivalents	13,587,302	66,896,019
Securities available for sale	770,752	917,047
Investment securities held to maturity (estimated fair value of $10,831,410 and $10,650,452, respectively)	11,350,165	10,376,920
Mortgage-backed securities held to maturity (estimated fair value of $119,920,146 and $121,422,424, respectively)	117,427,652	123,906,632
Loans receivable (net of allowance for loan losses of $4,660,705 and $3,154,977, respectively)	437,554,169	439,053,090
Foreclosed real estate	426,353	486,000
Premises and equipment	2,929,035	3,339,898
Federal Home Loan Bank of New York stock	5,160,100	4,996,000
Interest receivable	2,884,431	2,738,425
Deferred tax asset	4,380,878	2,503,680
Other assets	1,541,027	2,214,550

Total Assets	$598,011,864	$657,428,261

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$443,998,757	$507,961,177
Advances from Federal Home Loan Bank of New York	89,500,000	84,000,000
Advance payments by borrowers for taxes and insurance	3,281,968	3,557,745
Other liabilities	6,552,889	3,269,865

Total Liabilities	543,333,614	598,788,787

Commitments and Contingencies
Stockholders’ Equity
Preferred stock; 3,000,000 shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 25,000,000 shares authorized; 6,900,000 shares issued; 4,935,542 shares (2008) and 4,975,542 shares (2007) outstanding	69,000	69,000
Paid-in capital	19,339,615	19,339,615
Retained earnings	61,928,289	63,711,451
Accumulated other comprehensive loss	(3,118,849)	(1,301,888)
Treasury stock, at cost, 1,964,458 shares (2008) and 1,924,458 shares (2007)	(23,539,805)	(23,178,704)

Total Stockholders’ Equity	54,678,250	58,639,474

Total Liabilities and Stockholders’ Equity	$598,011,864	$657,428,261

See Notes to Consolidated Financial Statements

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Consolidated Statements of Income

	Years Ended December 31,
	2008	2007	2006
Interest Income
Loans	$27,746,334	$28,838,443	$28,936,780
Mortgage-backed securities	5,646,999	6,003,167	7,222,162
Investments, taxable	795,710	674,212	772,736
Investments, non-taxable	55,562	20,513	—
Other interest-earning assets	970,477	1,566,054	605,583

Total Interest Income	35,215,082	37,102,389	37,537,261

Interest Expense
Deposits	11,512,007	13,698,770	11,313,907
Advances and other borrowed money:	3,893,107	4,383,916	4,666,907
Overnight borrowings	44,726	1,551	436,254
Term advances	3,848,381	4,382,365	4,230,653

Total Interest Expense	15,405,114	18,082,686	15,980,814

Net Interest Income	19,809,968	19,019,703	21,556,447
Provision for Loan Losses	1,630,000	670,000	—

Net Interest Income after Provision for Loan Losses	18,179,968	18,349,703	21,556,447

Non-Interest Income
Fees and service charges	1,239,937	1,249,896	1,183,073
Gain on sale of securities available for sale	—	—	430,089
Commissions from sale of financial products	858,630	903,675	976,194
Other	324,698	193,672	208,655

Total Non-Interest Income	2,423,265	2,347,243	2,798,011

Non-Interest Expenses
Salaries and employee benefits	7,910,365	7,596,422	7,637,767
Net occupancy expense of premises	1,292,270	1,199,928	1,183,348
Equipment	1,357,782	1,320,370	1,294,678
Advertising	243,212	255,225	306,779
Professional fees	2,798,347	770,734	594,923
Loss on foreclosed real estate	91,647	—	—
Other	2,726,048	2,698,593	2,867,354

Total Non-Interest Expenses	16,419,671	13,841,272	13,884,849

Income before Income Taxes	4,183,562	6,855,674	10,469,609
Income Taxes	1,724,244	2,503,426	3,927,742

Net Income	$2,459,318	$4,352,248	$6,541,867

Net Income per Common Share
Basic	$0.49	$.87	$1.31

Diluted	$0.49	$.87	$1.31

Weighted Average Number of Common Shares Outstanding
Basic	4,970,788	4,975,542	4,975,542

Diluted	4,970,788	4,978,652	4,980,708

Dividends per Common Share	$0.84	$0.92	$0.92

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance - January 1, 2006	$69,000	$19,158,343	$61,972,334	$284,603	$(22,868,292)	$58,615,988

Comprehensive income:
Net income	—	—	6,541,867	—	—	6,541,867
Unrealized loss on securities available for sale, net of income taxes of $14,214	—	—	—	(21,977)	—	(21,977)
Realized gain on securities available for sale, net of income taxes of $171,778	—	—	—	(258,311)	—	(258,311)

Total Comprehensive Income						6,261,579

Adjustment to initially apply FASB Statement No. 158, net of income taxes of $1,068,789	—	—	—	(1,603,182)	—	(1,603,182)
Purchase of treasury stock	—	—	—	—	(644,620)	(644,620)
Sale of treasury stock	—	181,272	—	—	334,208	515,480
Cash dividends	—	—	(4,577,499)	—	—	(4,577,499)

Balance - December 31, 2006	69,000	19,339,615	63,936,702	(1,598,867)	(23,178,704)	58,567,746

Comprehensive income:
Net income	—	—	4,352,248	—	—	4,352,248
Unrealized loss on securities available for sale, net of income taxes of $2,700	—	—	—	(4,029)	—	(4,029)
Benefit plans, net of income taxes of $200,675	—	—	—	301,008	—	301,008

Total Comprehensive Income						4,649,227

Cash dividends	—	—	(4,577,499)	—	—	(4,577,499)

Balance - December 31, 2007	69,000	19,339,615	63,711,451	(1,301,888)	(23,178,704)	58,639,474

Comprehensive income:
Net income	—	—	2,459,318	—	—	2,459,318
Unrealized loss on securities available for sale, net of income taxes of $19,500	—	—	—	(29,171)	—	(29,171)
Benefit plans, net of income taxes of $1,191,861				(1,787,790)	—	(1,787,790)

Total Comprehensive Income						642,357

Implementation of change in measurement date of benefit plans, net of income taxes of $46,017	—	—	(69,025)	—	—	(69,025)
Purchase of treasury stock	—	—	—	—	(361,101)	(361,101)
Cash dividends	—	—	(4,173,455)	—	—	(4,173,455)

Balance - December 31, 2008	$69,000	$19,339,615	$61,928,289	$(3,118,849)	$(23,539,805)	$54,678,250

See Notes to Consolidated Financial Statements

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
Cash Flows from Operating Activities
Net income	$2,459,318	$4,352,248	$6,541,867
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	486,951	588,233	568,252
Amortization of deferred fees, premiums and discounts, net	426,108	526,971	256,692
Provision for loan losses	1,630,000	670,000	—
Provision for loss on foreclosed real estate	69,873	—	—
Originations of loans held for sale	—	(1,487,884)	—
Proceeds from loan sales	—	1,500,376	—
Gain on sale of loans sold	—	(12,492)	—
Gain on sale of securities available for sale	—	—	(430,089)
Deferred income tax (benefit) expense	(619,821)	(473,894)	37,470
(Increase) decrease in interest receivable	(146,006)	155,664	(84,752)
Decrease (increase) in other assets	673,523	174,996	(42,176)
Increase in other liabilities	188,332	374,326	65,908

Net Cash Provided by Operating Activities	5,168,278	6,368,544	6,913,172

Cash Flows from Investing Activities
Principal repayments on securities available for sale	97,624	245,844	109,817
Purchases of securities available for sale	—	—	(27,483)
Proceeds from sale of securities available for sale	—	—	2,025,221
Purchases of investment securities held to maturity	(1,020,759)	(1,333,662)	—
Proceeds from maturity of investment securities held to maturity	—	—	1,000,000
Principal repayments on mortgage-backed securities held to maturity	21,242,677	20,781,037	25,888,579
Purchases of mortgage-backed securities held to maturity	(14,994,187)	(3,909,245)	—
Net change in loans receivable	(279,183)	14,522,764	(16,679,941)
Capital improvement to foreclosed real estate	(10,226)	—	—
Additions to premises and equipment	(76,088)	(197,495)	(442,981)
(Purchase) redemption of Federal Home Loan Bank of New York stock	(164,100)	725,100	233,100

Net Cash Provided by Investing Activities	4,795,758	30,834,343	12,106,312

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2008	2007	2006
Cash Flows from Financing Activities
Net (decrease) increase in deposits	(63,962,420)	38,020,111	(4,062,214)
Advances from Federal Home Loan Bank of New York	—	—	40,000,000
Repayment of advances from Federal Home Loan Bank of New York	(15,000,000)	(17,000,000)	(37,000,000)
Advances (repayment) in Federal Home Loan Bank overnight borrowing	20,500,000	—	(8,400,000)
Net decrease in other borrowed money	—	—	(39,908)
Net decrease in payments by borrowers for taxes and insurance	(275,777)	(96,419)	(33,865)
Cash dividends paid	(4,173,455)	(4,577,499)	(4,577,499)
Sale of treasury stock	—	—	515,480
Purchase of treasury stock	(361,101)	—	(644,620)

Net Cash (Used in) Provided by Financing Activities	(63,272,753)	16,346,193	(14,242,626)

Net (Decrease) Increase in Cash and Cash Equivalents	(53,308,717)	53,549,080	4,776,858
Cash and Cash Equivalents - Beginning	66,896,019	13,346,939	8,570,081

Cash and Cash Equivalents - Ending	$13,587,302	$66,896,019	$13,346,939

Supplementary Information
Income taxes paid, net of refunds	$2,150,084	$2,492,212	$3,523,899

Interest paid	$15,470,528	$18,125,636	$15,990,049

Loans transferred to foreclosed real estate	$—	$486,000	$—

Implementation of change in measurement date of benefit plans	$69,025	$—	$—

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

BASIS OF CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Pamrapo Bancorp, Inc. (the “Company”), its wholly owned subsidiary, Pamrapo Savings Bank, S.L.A. (the “Bank”) and the Bank’s wholly-owned subsidiaries, Pamrapo Service Corp., Inc. (the “Service Corp.”) and Pamrapo Investment Company (the “Investment Company”). The Company’s business is conducted principally through the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the assessment of prepayment risks associated with mortgage-backed securities and the determination of the amount of deferred tax assets which are more likely than not to be realized. Management believes that the allowance for loan losses is adequate, prepayment risks associated with mortgage-backed securities are properly recognized and all deferred tax assets are more likely than not to be recognized. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change. Finally, the determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other banks having original maturities of three months or less.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

Investments in debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held to maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders’ equity.

On a quarterly basis, management makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. Management considers many factors including the severity and duration of the impairment; the intent and ability of the Bank to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Premiums and discounts on all securities are amortized/ accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the consolidated financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.

LOANS RECEIVABLE

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

The Bank defers loan origination fees and certain direct loan origination costs and amortizes/accretes such amounts as an adjustment of yield over the contractual lives of the related loans.

The accrual of interest on loans is discontinued at the time of the loan being 120 days past due unless the credit is well secured and in the process of collection. Uncollectible interest on loans is charged off, or an allowance is established based on management’s evaluation. An allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is probable, in which case the loan is returned to an accrual status.

ALLOWANCE FOR LOAN LOSSES

An allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management of the Bank, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions.

The Bank utilizes a two tier approach: (1) identification of impaired loans and the establishment of specific loss allowances, if necessary, on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of loan portfolio, current economic conditions and management’s judgment.

Although management believes that adequate specific and general loan loss allowances are established, actual losses are dependent upon future events and, as such, further additions to the allowance for loan losses may be necessary.

An impaired loan is evaluated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. An insignificant payment delay, which is defined as up to ninety days by the Bank, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Thus, a demand loan or other loan with no stated maturity is not impaired if the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate, during the period the loan is outstanding. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to accrued interest receivable and then to principal.

FORECLOSED REAL ESTATE

Real estate acquired by foreclosure or deed in lieu of foreclosure is initially recorded at estimated fair value at date of acquisition, establishing a new cost basis and subsequently carried at the lower of such initially recorded amount or estimated fair value less estimated costs to sell. Costs incurred in developing or preparing properties for sale are capitalized. Expenses of holding properties and income from operating properties are recorded in operations as incurred or earned. Gains and losses from sales of such properties are recognized as incurred.

ADVERTISING

Advertising expense is recorded when occurred.

BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering all eligible employees. The benefits are based on years of service and employees’ compensation. The defined benefit plan is funded in conformity with funding requirements of applicable government regulations. Prior service costs for the defined benefit plan generally are amortized over the estimated remaining service periods of employees.

Certain employees are covered under a Supplemental Executive Retirement Plan (“SERP”). The SERP is an unfunded non-qualified deferred retirement plan for certain employees. A participant who retires at the age of 65 (the “Normal Retirement Age”), is entitled to an annual retirement benefit equal to 75% of his compensation reduced by his retirement plan annual benefits. Participants retiring before the Normal Retirement Age receive the same benefits reduced by a percentage based on years of service to the Company and the number of years prior to the Normal Retirement Age that participants retire.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company uses the corridor approach in the valuation of the defined benefit plan and SERP. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For a defined benefit plan, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For SERP, amortization occurs when the net gains or losses exceed 10% of the accumulated SERP benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date of active plan participants or, for retired participants, the average remaining life expectancy.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires two major changes to accounting for defined benefit and postretirement plans, with two different effective dates. The first requirement of SFAS No. 158, which the Company adopted as of December 31, 2006, requires the recognition of the over-funded and under-funded status of a defined benefit postretirement plan as an asset or liability in the consolidated statement of financial condition, with changes in the funded status recorded through other comprehensive income in the year in which those changes occur. The effect of implementations of SFAS No. 158, was to increase Accumulated Other Comprehensive Loss by $1,603,182 (net of related deferred tax benefit of $1,068,789).

The second requirement of SFAS No. 158, which is effective for the Company as of January 1, 2008, requires that the funded status be measured as of the entity’s fiscal year-end rather than as of an earlier date currently permitted. As a result of changing the measurement date from October 1 to December 31 for its benefit plans, the Company recorded an adjustment of $69,025 (net of related deferred tax benefit of $46,017) to retained earnings.

PREMISES AND EQUIPMENT

Premises and equipment are comprised of land, at cost, and buildings, building improvements, leaseholds and furnishings and equipment, at cost, less accumulated depreciation and amortization. Significant renewals and betterments are charged to the property and equipment account. Maintenance and repairs are expensed in the year incurred. Rental income is netted against occupancy expense in the consolidated statements of income.

INCOME TAXES

The Company, Bank, Service Corp. and Investment Company file a consolidated federal income tax return. Income taxes are allocated to the Company, Bank, Service Corp. and Investment Company based on their respective income or loss included in the consolidated income tax return. Separate state income tax returns are filed by the Company, Bank, Service Corp. and Investment Company.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company’s and subsidiaries’ tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the deferred tax assets.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes.” The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized tax benefits for the year ended December 31, 2007. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the Consolidated Statements of Income. The amount of interest and penalties for the year ended December

31, 2007 was immaterial. The tax years subject to examination by the taxing authorities are the years ended December 31, 2007, 2006, 2005, 2004 and 2003.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on our consolidated financial position or results of operations.

FEDERAL HOME LOAN

BANK OF NEW YORK STOCK

Federal Home Loan Bank of New York (“FHLB”) Stock, which represents required investment in the common stock of a correspondent bank, is carried at cost and as of December 31, 2008 and 2007, consists of the common stock of FHLB.

Management evaluates the restricted stock for impairment in accordance with Statement of Position (“SOP”) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted; (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB Stock as of December 31, 2008.

INTEREST RATE RISK

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to invest in securities, to make loans secured by real estate and, to a lesser extent, make consumer loans. The potential for interest-rate risk exists as a result of the generally shorter duration of the Bank’s interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising interest rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank’s assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

STOCK-BASED COMPENSATION

The Company, under a plan approved by its stockholders in 2003, has granted stock options to certain employees. Prior to 2006, the Company accounted for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No compensation expense had been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant.

The Company adopted SFAS No. 123(R) on January 1, 2006 under the modified prospective method. Since all of the Company’s stock options were vested prior to 2006, the adoption of SFAS No. 123(R) had no impact on the consolidated financial statements.

NET INCOME PER COMMON SHARE

Basic net income per common share is based on the weighted average number of common shares actually outstanding. Diluted net income per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options, if dilutive, using the treasury stock method.

RECLASSIFICATION

Certain amounts for prior periods have been reclassified to conform to the current period’s presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2008, the FASB issued FSP SFAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP SFAS 140-4 and FIN 46(R)-8). FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), “Consolidation of Variable Interest Entities,” to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is: (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

SPE; and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In January 2009, the FASB issued FSP Emerging Issues Task Force (“EITF”) 99-20-1, “Amendments to the Impairment of Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (“IASB”). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations.” EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP 133-1 and FIN 45-4). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008. The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

In September 2008, the FASB ratified EITF Issue No. 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement” (EITF 08-5). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The Company is currently assessing the impact of EITF 08-5 on its consolidated financial position and results of operations.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and

Hedging Activities—an amendment of FASB Statement No. 133” (Statement 161). Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In February 2008, the FASB issued a FASB Staff Position (FSP) FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one “linked” transaction. The FSP includes a “rebuttable presumption” that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. This Statement is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2. Securities Available for Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:
Mortgage-backed securities	$418,937	$792	$977	$418,752
Trust originated preferred security, maturing after twenty years	400,000	—	48,000	352,000

	$818,937	$792	$48,977	$770,752

December 31, 2007:
Mortgage-backed securities	$516,561	$4,486	$—	$521,047
Trust originated preferred security, maturing after twenty years	400,000	—	4,000	396,000

	$916,561	$4,486	$4,000	$917,047

The unrealized loss, categorized by the length of time of continuous loss position, and the fair value of the related security available for sale is as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:
Mortgage-backed securities	$207,724	$977	$—	$—	$207,724	$977
Trust originated preferred security, maturing after twenty years	—	—	352,000	48,000	352,000	48,000

	$207,724	$977	$352,000	$48,000	$559,724	$48,977

December 31, 2007:

Trust originated preferred security, maturing after twenty years	$396,000	$4,000	$—	$—	$396,000	$4,000

During the year ended December 31, 2007, trust originated preferred securities with a face value of $100,000 were called at par.

During the year ended December 31, 2006, a mutual fund with a book value of $1,588,112 was redeemed and a loss of $43,825 was realized and an equity security with a book value of $7,020 was sold and a profit of $473,914 was realized. There were no sales of securities available for sale during the years ended December 31, 2008 and 2007.

Management does not believe that any of the unrealized losses at December 31, 3008 represent an other-than-temporary impairment. The unrealized losses are on subordinated notes and mortgage-backed securities that earn interest at a fixed rate. Such losses are due to changes in market interest rates while the above investments are at a fixed rate. The Bank has the intent and ability to hold these investments for a time necessary to recover the amortized cost. At December 31, 2008 unrealized losses were on three mortgage-backed securities and one trust-originated preferred security.

Note 3. Investment Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008:
Subordinated notes:
Due after one within five years	$10,016,420	$—	$516,420	$9,500,000
Municipal Obligations:
Due after ten years through fifteen years	1,333,745	17,330	19,665	1,331,410

	$11,350,165	$17,330	$536,085	$10,831,410

December 31, 2007:
Subordinated notes:
Due after one within five years	$9,043,236	$262,464	$—	$9,305,700
Municipal Obligations:
Due after ten years through fifteen years	374,786	4,189	—	378,975
Due after fifteen years	958,898	6,879	—	965,777

	$10,376,920	$273,532	$—	$10,650,452

The unrealized losses, categorized by the length of time of continuous loss position, and fair value of related investment securities held to maturity are as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:
Subordinated notes:
Due after one within five years	$9,500,000	$516,420	$—	$—	$9,500,000	$516,420
Municipal obligations:
Due after ten years through fifteen years	575,000	19,665	—	—	575,000	19,665

	$10,075,000	$536,085	$—	$—	$10,075,000	$536,085

Management does not believe that any of the unrealized losses at December 31, 2008 represent an other-than-temporary impairment. The unrealized losses are on subordinated notes and municipal securities that earn interest at a fixed rate. Such unrealized losses are due to changes in market interest rates while the above investments are at a fixed rate. The Bank has the intent and ability to hold these investments for a time necessary to recover the amortized cost. At December 31, 2008 the unrealized losses included seven subordinated notes and one municipal obligation.

There were no sales of investment securities held to maturity during the years ended December 31, 2008, 2007 and 2006.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 4 - Mortgage-Backed Securities Held to Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008:
Federal Home Loan Mortgage Corporation	$81,256,914	$2,086,447	$794	$83,342,567
Federal National Mortgage Association	20,776,291	413,077	24,456	21,164,912
Government National Mortgage Association	103,057	6,538	—	109,595
Collateralized mortgage obligations	15,291,390	61,461	49,779	15,303,072

	$117,427,652	$2,567,523	$75,029	$119,920,146

December 31, 2007:
Federal Home Loan Mortgage Corporation	$86,886,817	$171,847	$1,433,276	$85,625,388
Federal National Mortgage Association	24,893,450	111,579	745,823	24,259,206
Government National Mortgage Association	126,593	9,223	—	135,816
Collateralized mortgage obligations	11,999,772	2	597,760	11,402,014

	$123,906,632	$292,651	$2,776,859	$121,422,424

The unrealized losses, categorized by the length of time of continuous loss position, and the fair value of related mortgage-backed securities held to maturity are as follows:

	Less than 12 Months		More than 12 Months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:
Federal Home Loan Mortgage Corporation	$108,226	$794	$—	$—	$108,226	$794
Federal National Mortgage Corporation	28,955	231	5,334,274	24,225	5,363,229	24,456
Collateralized mortgage obligations	—	—	8,088,817	49,779	8,088,817	49,779

	$137,181	$1,025	$13,423,091	$74,004	$13,560,272	$75,029

December 31, 2007:
Federal Home Loan Mortgage Corporation	$—	$—	$68,827,391	$1,433,276	$68,827,391	$1,433,276
Federal National Mortgage Corporation	—	—	20,207,295	745,823	20,207,295	745,823
Collateralized mortgage obligations	—	—	11,401,045	597,760	11,401,045	597,760

	$—	$—	$100,435,731	$2,776,859	$100,435,731	$2,776,859

Management does not believe that any of the unrealized losses at December 31, 2008 and 2007, represent an other-than-temporary impairment. The unrealized losses on the mortgage-backed securities portfolio are due primarily to increases in market interest rates.

The securities with unrealized losses are primarily at fixed interest rates. The Bank has the intent and ability to hold these securities for a time necessary to recover the amortized cost. At December 31, 2008 the unrealized losses included three Federal Home Loan Mortgage Corporation securities, five Federal National Mortgage Corporation securities and three collateralized mortgage obligations.

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2008, 2007 and 2006.

Note 5. Loans Receivable

	December 31,
	2008	2007
Real estate mortgage:
One-to-four family	$229,276,592	$220,466,440
Multi-family	53,770,881	53,340,123
Commercial	65,724,255	69,911,297

	348,771,728	343,717,860

Real estate construction	12,123,434	15,457,598

Land	75,500	75,500

Commercial	13,569,042	10,317,987

Consumer:
Passbook or certificate	776,907	719,858
Home improvement	1,141	24,520
Equity and second mortgage	66,278,338	71,901,556
Automobile	425,547	561,433
Personal	776,081	938,236

	68,258,014	74,145,603

Total Loans	442,797,718	443,714,548

Loans in process	1,821,194	2,718,470
Allowance for loan losses	4,660,705	3,154,977
Deferred loan fees	(1,238,350)	(1,211,989)

	5,243,549	4,661,458

	$437,554,169	$439,053,090

At December 31, 2008, 2007 and 2006, loans serviced by the Bank for the benefit of others totaled approximately $1,301,000, $1,708,000, and $281,000, respectively.

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,
	2008	2007	2006
Balance, beginning	$3,154,977	$2,650,679	$2,755,000
Provisions charged to operations	1,630,000	670,000	—
Recoveries credited to allowance	—	103,938	8,570
Loan losses charged to allowance	(124,272)	(269,640)	(112,891)

Balance, ending	$4,660,705	$3,154,977	$2,650,679

Impaired loans and related amounts recorded in the allowance for loan losses are summarized as follows:

	December 31,
	2008	2007
Recorded investment in impaired loans:
With recorded allowances	$2,586,580	$1,925,693
Related allowance for loan losses	1,085,937	702,857

Net Impaired Loans	$1,500,643	$1,222,836

Average balance of total impaired loans	$2,056,082	$448,910

At December 31, 2008, 2007 and 2006, non-accrual loans for which interest has been discontinued totaled approximately $5,553,000, $3,410,000, and $896,000, respectively. During the years ended December 31, 2008, 2007 and 2006, the Bank recognized interest income of approximately $103,000, $86,000, and $10,000, respectively, on these loans. Interest income that would have been recorded, had the loans been on the accrual status, would have amounted to approximately $363,000, $261,000, and $67,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on non-accrual status. The activity with respect to loans to directors, officers and associates of such persons, is as follows:

	December 31,
	2008	2007
Balance, beginning	$6,865,732	$6,519,573
Loans originated (1)	1,378,923	636,756
Persons no longer associated	(133,925)	—
Collection of principal	(296,138)	(290,597)

Balance, ending	$7,814,592	$6,865,732

(1)	Includes net change in line of credit loans.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 6. Premises and Equipment

	December 31,
	2008	2007
Land	$701,625	$701,625

Buildings and improvements	4,086,680	4,086,680
Accumulated depreciation	(2,574,036)	(2,455,124)

	1,512,644	1,631,556

Leasehold improvements	1,571,552	1,571,552
Accumulated amortization	(1,339,192)	(1,221,311)

	232,360	350,241

Furnishings and equipment	6,973,929	6,897,840
Accumulated depreciation	(6,491,523)	(6,241,364)

	482,406	656,476

	$2,929,035	$3,339,898

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 totaled $486,951, $588,233, and $568,252, respectively. Depreciation charges are computed on the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	10 - 50
Leasehold improvements	Shorter of 5-10 years or terms of lease
Furnishings and equipment	3 - 10

Note 7. Interest Receivable

	December 31,
	2008	2007
Loans	$2,204,634	$2,047,801
Mortgage-backed securities	472,548	499,071
Investment securities	207,249	191,553

	$2,884,431	$2,738,425

Note 8. Deposits

	December 31,
	2008			2007
	Weighted Average Rate	Amount	Percent	Weighted Average Rate	Amount	Percent
Demand:
Non-interest bearing	0.00%	$40,681,753	9.16%	0.00%	$38,225,640	7.53%
NOW	0.92%	36,045,882	8.12%	1.52%	82,322,395	16.21%

	0.41%	76,727,635	17.28%	1.04%	120,548,035	23.74%
Money market	2.26%	25,821,557	5.82%	2.87%	26,305,317	5.18%
Savings and club	1.12%	115,718,832	26.06%	1.13%	122,923,204	24.19%
Certificates of deposit	3.47%	225,730,733	50.84%	4.57%	238,184,621	46.89%

	2.24%	$443,998,757	100.00%	2.81%	$507,961,177	100.00%

The scheduled maturities of certificates of deposit are as follows:

	December 31,
	2008	2007
	(In Thousands)
Maturing in:
One year or less	$207,167	$219,829
After one to two years	14,600	13,288
After two to three years	1,785	3,788
After three to four years	555	626
After four to five years	1,525	396
After five years	99	258

	$225,731	$238,185

Certificates of deposit of $100,000 or more by the time remaining until maturity are as follows:

	December 31,
	2008	2007
	(In Thousands)
Three months or less	$32,780	$37,747
After three months through six months	38,336	34,997
After six months through twelve months	28,307	30,982
After twelve months	7,619	7,605

	$107,042	$111,331

A summary of interest on deposits follows:

	Years Ended December 31,
	2008	2007	2006
	(In Thousands)
Demand	$1,196,743	$1,005,979	$779,597
Savings, club and money market	1,358,323	1,622,096	2,017,648
Certificates of deposit	8,956,941	11,070,695	8,516,662

	$11,512,007	$13,698,770	$11,313,907

Note 9. Advances from Federal Home Loan Bank of New York

	December 31,
	2008		2007
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Overnight Borrowings:	0.44%	$20,500,000	—%	$—
Maturing by December 31,
2008	—%	$—	4.24%	$15,000,000
2009	5.25%	18,000,000	5.25%	18,000,000
2010	5.59%	23,000,000	5.59%	23,000,000
2011	5.24%	10,000,000	5.24%	10,000,000
2015	4.80%	3,000,000	4.80%	3,000,000
2016	4.05%	15,000,000	4.05%	15,000,000

	4.02%	$89,500,000	4.93%	$84,000,000

At December 31, 2008 and 2007, all the advances were fixed interest rate advances.

At December 31, 2008 and 2007, the advances were secured by pledges of the Bank’s investment in the capital stock of the Federal Home Loan Bank of New York (the “FHLB”) totaling $5,160,100 and $4,996,000, respectively, and a blanket assignment of the Bank’s unpledged qualifying mortgage loans, mortgage-backed securities and investment securities portfolios.

At December 31, 2008, the Company also had available to it $65,350,000 under a revolving overnight line of credit, expiring July 31, 2009, with the FHLB. The line of credit is secured by a specific pledge of mortgage-backed securities with carrying values and fair values of approximately $36,341,000 and $37,332,000, respectively. Borrowings are at the lender’s cost of funds plus 0.25%. There was $20,500,000 outstanding under the overnight line of credit at December 31, 2008 and no outstanding borrowings under the line of credit at December 31, 2007. At December 31, 2008, the Company also had a companion (DRA) commitment with the Federal

Home Loan Bank of New York for $65,350,000 expiring July 31, 2009. There were no outstanding borrowings at December 31, 2008 and December 31, 2007 under the companion (DRA) commitment.

Note 10 - Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank’s capital levels at the dates presented:

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

	December 31,
	2008	2007
	(In Thousands)
GAAP capital	$51,459	$54,147
Unrealized loss on securities available for sale	29	—
Benefit plans adjustment	3,090	1,302

Core and tangible capital	54,578	55,449
General valuation allowance	3,576	2,453

Total Regulatory Capital	$58,154	$57,902

As of March 31, 2008, the most recent notification from the Office of Thrift Supervision (“OTS”), the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution’s category.

	Actual		For Capital Adequacy Purposes				To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)
December 31, 2008:
Total capital (to risk-weighted assets)	$58,154	15.25%	$	≥30,515	≥	8.00%	$	≥38,144	≥10.00%
Tier 1 capital (to risk-weighted assets)	54,578	14.31%		≥ —	≥	—		≥22,886	≥ 6.00%
Core (Tier 1) capital (to adjusted total assets)	54,578	9.14%		≥23,894	≥	4.00%		≥29,868	≥ 5.00%
Tangible capital (to adjusted total assets)	54,578	9.14%		≥ 8,960	≥	1.50%		≥ —	≥ —

December 31, 2007:
Total capital (to risk-weighted assets)	$57,902	15.82%	$	≥29,279	≥	8.00%	$	≥36,599	≥10.00%
Tier 1 capital (to risk-weighted assets)	55,449	15.15%		≥ —	≥	—		≥21,959	≥ 6.00%
Core (Tier 1) capital (to adjusted total assets)	55,449	8.43%		≥26,295	≥	4.00%		≥32,869	≥ 5.00%
Tangible capital (to adjusted total assets)	55,449	8.43%		≥ 9,861	≥	1.50%		≥ —	≥ —

Note 11. Benefits Plans

PENSION PLAN (“PLAN”)

The following tables set forth the Plan’s funded status and components of net periodic pension cost:

	December 31,
	2008	2007
Measurement Date	October 1, 2008	October 1, 2007
Change in Benefit Obligation
Benefit obligation, beginning	$7,933,374	$7,902,564
Adjustment for measurement date change	192,958	—
Service cost	236,848	256,756
Interest cost	534,984	488,604
Actuarial loss	748,138	393,773
Benefits paid	(844,559)	(1,108,323)

Benefit obligation, ending	$8,801,743	$7,933,374

Change in Plan Assets
Fair value of assets, beginning	$7,357,406	$7,424,663
Actual return on plan assets	(2,014,810)	697,986
Employer contributions	517,089	343,080
Benefits paid	(844,559)	(1,108,323)

Fair value of assets, ending	$5,015,126	$7,357,406

Reconciliation of Funded Status
Accumulated benefit obligation	$7,735,627	$6,905,310

Projected benefit obligation	$8,801,743	$7,933,374
Fair value of assets	(5,015,126)	(7,357,406)

Funded status at end of year	$(3,786,617)	$(575,968)

Assumptions Used Discount rate	6.125%	6.625%
Rate of increase in compensation	3.50%	4.00%

	Years Ended December 31,
	2008	2007	2006
Net Periodic Pension Expense
Service cost	$236,848	$256,756	$257,724
Interest cost	534,984	488,604	431,744
Expected return on assets	(585,136)	(593,844)	(549,860)
Amortization of unrecognized loss	192,212	188,992	214,968
Settlement Charge	—	280,309	—
Unrecognized past service liability	17,772	17,772	17,772

Net Periodic Pension Expense	$396,680	$638,589	$372,348

Assumptions Used
Discount rate	6.625%	6.25%	5.88%
Rate of increase in compensation	4.00%	3.50%	3.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%

At December 31, 2008 and 2007, unrecognized net loss of $5,663,895 and $2,409,792, respectively, and unrecognized prior service cost of $50,475 and $72,690 respectively, were included in accumulated other comprehensive loss in accordance with SFAS No. 158. For the year ended December 31, 2009, $471,768 of net loss and $17,772 of prior service cost are expected to be recognized in pension expense.

PLAN ASSETS

For 2008 and 2007, the Plan’s assets realized an annual return (loss) of (26.3%) and 2.3%, respectively. The weighted-average allocations by asset category are as follows:

	December 31,
	2008	2007
Certificates of deposit	46%	36%
Mutual fund	7%	29%
Mortgage-backed securities	5%	—%
Equity securities	42%	35%

	100%	100%

For 2009, the Company intends to maintain the current asset mix and seeks to achieve an optimal risk/reward profile by limiting market exposure to present levels. Based on an analysis of the current market environment, we project a 3% return from cash, a 5% return from fixed income and a 6% return from equities, for an overall expected return of approximately 5%.

The long-term rate of return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5.0% to 8.0% and 1.0% to 5.0%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to a typical plan’s target allocation, the result is an expected return of 5% to 8%.

Equity securities include Pamrapo Bancorp, Inc. common stock in the amounts of $369,000 (7.36% of total plan assets) and $828,000 (11.25% of total plan assets) at December 31, 2008 and 2007, respectively.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

CONTRIBUTIONS

The Company expects to contribute, based upon actuarial estimates, approximately $800,000 to the pension plan in 2009.

ESTIMATED FUTURE BENEFIT PAYMENTS

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the years ended December 31 as follows:

2009	$482,674
2010	486,551
2011	492,503
2012	518,737
2013	549,098
2014-2018	3,125,552

$5,655,115

SAVINGS AND INVESTMENT PLAN (“SIP”)

The Bank sponsors a SIP pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended, for all eligible employees. Employees may elect to save up to 25% of their compensation of which the Bank will match 25% of the first 10% of the employee’s contribution up to a maximum of 2.5% of compensation. The SIP expense amounted to approximately $52,000, $52,000, and $72,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (“SERP”)

The following tables set forth the SERP’s funded status and components of net periodic SERP cost:

	December 31,
	2008	2007
Measurement Date	December 31, 2008	October 1, 2007
Projected benefit obligation, beginning	$1,763,652	$2,022,107
Adjustment for measurement date change	23,651	—
Interest cost	94,604	118,188
Actuarial gain	(291,133)	(253,565)
Benefit payments	(131,708)	(123,078)

Projected benefit obligation, ending	1,459,066	1,763,652
Plan assets at fair value	—	—

Projected benefit obligation in excess of plan assets	$1,459,066	$1,763,652

Assumptions:
Discount rate	6.125%	6.625%
Rate of increase in compensation	3.50%	4.00%

At December 31, 2008 and 2007, unrecognized net gain of $662,401 and $470,318, respectively and unrecognized prior service cost of $97,969 and $158,124, respectively, were included in accumulated other comprehensive loss in accordance with SFAS No. 158. For the year ended December 31, 2009, $71,736 of net gain and $48,124 of prior service cost are expected to be recognized in SERP expense.

Net periodic SERP cost includes the following components:

	Years Ended December 31,
	2008	2007	2006
Service cost	$—	$—	$—
Interest cost	94,604	118,188	130,116
Amortization of prior service cost	48,124	52,868	92,052
Amortization of unrecognized (gain)	(79,240)	(2,192)	—

Net periodic SERP cost	$63,488	$168,864	$222,168

Benefit payments	$131,708	$123,078	$140,384

Contributions made	$131,708	$123,078	$140,384

Assumptions Used
Discount rate	6.125%	6.625%	5.875%
Rate of increase in compensation	3.50%	4.00%	3.00%
Amortization period (in years)	7.20	6.83	6.88

CONTRIBUTIONS

The Company expects to contribute, based upon actuarial estimates, approximately $210,000 to the SERP plan in 2009.

ESTIMATED FUTURE BENEFIT PAYMENTS

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ended December 31 as follows:

2009	$210,419
2010	210,419
2011	208,788
2012	143,860
2013	143,860
2014-2018	659,300

$1,576,646

STOCK OPTIONS

Stock options granted under a stockholder approved stock option plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options vest in accordance with the plan and may be exercised up to ten years from the date of grant or within one year after retirement. All options granted will be exercisable in the event the optionee terminates his employment, or due to death or disability. A summary of stock option activities, all of which are vested, follows:

	Number of Options Shares	Range of Exercise Price	Weighted Average Exercise Price
January 1, 2006	101,000	$18.41-29.25	$23.24
Forfeitures	(6,000)	29.25	29.25
Exercised	(28,000)	18.41	18.41

December 31, 2006	67,000	18.41-29.25	24.72
Forfeitures	(3,000)	29.25	29.25
Exercised	—

December 31, 2007	64,000	18.41-29.25	24.51
Forfeitures	(18,000)	18.41-29.25	23.83
Exercised	—

December 31, 2008	46,000	$18.41-29.25	$24.77

As of December 31, 2008, the intrinsic value of options outstanding was $0.

At December 31, 2008 and 2007, the weighted average remaining contractual life of the stock options granted was approximately 4.9 years and 5.1 years, respectively, and stock options for up to 22,380 additional shares of common stock were available for future grants.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12. Income Taxes

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to January 1, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings at December 31, 2008 and 2007, include approximately $6.9 million of such bad debt, which, in accordance with SFAS No. 109, “Accounting for Income Taxes,” is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The tax effects of existing temporary differences which give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2008	2007
Deferred tax assets:
Allowance for loan losses	$1,856,359	$1,285,208
Benefit plans	2,122,386	868,829
Deferred loan fees	11,863	15,149
Depreciation	316,330	280,051
Reserve for uncollected interest	54,640	54,643
Unrealized loss on securities available for sale	19,300	—

	4,380,878	2,503,880

Deferred tax liabilities:
Unrealized gain on securities available for sale	—	200

Net Deferred Tax Assets	$4,380,878	$2,503,680

The components of income taxes are summarized as follows:

	Years Ended December 31,
	2008	2007	2006
Current expense:
Federal	$2,052,644	$2,627,268	$3,372,510
State	291,421	350,052	517,762

	2,344,065	2,977,320	3,890,272

Deferred tax expense (benefit):
Federal	(470,526)	(366,029)	27,756
State	(149,295)	(107,865)	9,714

	(619,821)	(473,894)	37,470

	$1,724,244	$2,503,426	$3,927,742

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended December 31,
	2008	2007	2006
Federal income tax	$1,422,411	$2,330,929	$3,559,667
Increases in income taxes resulting from
New Jersey income tax, net of federal income tax effect	93,803	159,843	348,134
Other items, net	208,030	12,654	19,941

Effective Income Tax	$1,724,244	$2,503,426	$3,927,742

Effective Income Tax Rate	41.21%	36.52%	37.52%

Note 13. Commitments and Contingencies

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business primarily to meet the financing needs of its customers. These financial instruments include commitments to originate loans and fund lines of credit secured by real estate. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate and income-producing commercial properties.

The Bank had the following off-balance sheet arrangements at December 31, 2008 and 2007:

	December 31,
	2008	2007
Commitments to originate loans	$5,353,000	$8,477,000

Unused lines of credit	$11,599,000	$10,617,000

Letters of credit	$1,796,000	$559,000

At December 31, 2008, the outstanding commitments to originate fixed rate loans were $5,168,000 with interest rates ranging from 6.00% to 13.00%. The outstanding commitments to originate adjustable rate loans were $185,000 with interest rates ranging from 3.25% to 4.00%. All commitments are due to expire within ninety days.

At December 31, 2008, undisbursed funds from approved lines of credit under a homeowners’ equity and a commercial equity lending program amounted to approximately $9,601,000 and $1,998,000, respectively. Unless they are specifically cancelled by notice from the Bank, these funds represent firm commitments available to the respective borrowers on demand. The interest rates charged for any month on funds disbursed under these programs range from 0% to 3.00% above the prime rate.

Rental expenses related to the occupancy of premises totaled $585,000, $468,000, and $457,000 for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, minimum noncancelable obligations under lease agreements with original terms of more than one year are as follows:

December 31,
2009	492,000
2010	470,000
2011	479,000
2012	488,000
2013	324,000
Thereafter	535,000

$2,788,000

At December 31, 2008 and 2007, the Bank’s loan portfolio included loans totaling $10.8 million and $5.5 million, respectively, which were delinquent ninety days or more. Included in the December 31, 2008 and 2007 total delinquent loans, is the Bank’s largest non-accruing commercial loan of $1.9 million to a local hospital. The loan was originally for $3.0 million with a maturity date of November 15, 2006, which was extended to June 1, 2007. In October, 2006, $1.0 million of the loan was paid and the remaining balance of approximately $1.9 million was secured by a mortgage on real estate. As of December 31, 2008, the $1.9 million loan balance had not been paid. The repayment of the loan is subject to bankruptcy proceedings. In September 2008, the creditor’s committee for the hospital filed a complaint against the Bank seeking to recover the $1.0 million previously paid on the loan and to set aside the mortgage securing the $1.9 million still owed to the Bank. The methodology used to determine the collectability of the hospital loan was based on the fair value of the collateral of the loan. The fair value of the physical collateral was valued on December 15, 2006 at $2.04 million, which was greater than the hospital loan. While management believes that the mortgage on the property is valid, the unsecured creditors in the bankruptcy proceedings

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

have brought suit against the Bank charging that the mortgage is a “voidable preference.” Litigation is in the discovery phase. At this point, management believes, based on discussions with its litigation counsel, that the Bank will likely prevail in its defense. However, due to the normal uncertainties of any litigation, the loan $1.9 million has been deemed impaired and is included in the recorded investments in impaired loans with recorded allowances total of $2.6 million and $1.9 million at December 31, 2008 and 2007, respectively, as reflected in Note 5 to the Notes to Consolidated Financial Statements. The hospital property is in close proximity to the Bank and is routinely observed by management. Given the proximity of the property, management’s knowledge of the real estate, and the fact that the appraisal of the property is higher than the carrying value of the loan, the management does not believe that a new appraisal is needed at this time. The Company has not charged off this loan against the allowance for loan losses based on the fact that the loan is collateralized by properties that have a greater value than the carrying amount of the loan. However, due to the uncertainty of any litigation, the Bank decided to establish an allowance for the hospital loan and will continue to monitor this loan and evaluate its collectibility as necessary.

The Company, Bank, Service Corp., and Investment Company are also parties to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial position of the Company.

Note 14. Comprehensive Income (Loss)

The components of accumulated other comprehensive (loss) included in stockholders’ equity are as follows:

	At December 31,
	2008	2007
Net unrealized gain (loss) on securities available for sale	$(48,185)	$486
Tax effect	19,300	(200)

Net of tax amount	(28,885)	286

Benefit plans adjustments	(5,149,938)	(2,170,288)
Tax effect	2,059,974	868,114

Net of tax amount	(3,089,964)	(1,302,174)

Accumulated other comprehensive (loss)	$(3,118,849)	$(1,301,888)

The components of other comprehensive income (loss) and related tax effects are presented in the following table:

	Years Ended December 31,
	2008	2007	2006
Unrealized holding losses on securities available for sale:
Unrealized holding losses arising during the year	$(48,671)	$(6,729)	$(36,191)
Reclassification adjustment for gains included in net income	—	—	(430,089)

Net unrealized losses on securities available for sale	(48,671)	(6,729)	(466,280)

Defined benefit pension plan:
Pension losses	2,913,754	292,014	—
Prior service cost	(65,896)	70,640	—
Settlement accounting	—	280,309	—

Net change in defined benefit pension plan accrued expense	2,979,650	501,683	—

Other comprehensive income (loss) before taxes	(3,028,321)	494,954	(466,280)
Tax effect	1,211,360	(197,975)	185,992

Other comprehensive income (loss)	$(1,816,961)	$296,979	$(280,288)

Note 15. Earnings Per Common Share

The following is a summary of the calculation of earnings per share (EPS):

	Years Ended December 31,
	2008	2007	2006
Net income	$2,459,318	$4,352,248	$6,541,867

Weighted average common shares outstanding for computation of basic EPS	4,970,788	4,975,542	4,975,542
Dilutive common-equivalent shares	—	3,110	5,163

Weighted average common shares for computation of diluted EPS	4,970,788	4,978,652	4,980,708

Earnings per common share:
Basic	$0.49	$0.87	$1.31

Diluted	$0.49	$0.87	$1.31

Note 16. Fair Values of Financial Instruments

The carrying amounts and fair value of the financial instruments are as follows:

	December 31,
	2008		2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and cash equivalents	$13,587	$13,587	$66,896	$66,896
Securities available for sale	771	771	917	917
Investment securities held to maturity	11,350	10,831	10,377	10,650
Mortgage-backed securities held to maturity	117,428	119,920	123,907	121,422
FHLB stock	5,160	5,160	4,996	4,996
Loans receivable	437,554	454,149	439,053	447,980
Interest receivable	2,884	2,884	2,738	2,738

Financial liabilities:
Deposits	443,999	447,734	507,961	509,052
Advances	89,500	94,830	84,000	86,111
Interest payable	359	359	424	424

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

For financial instruments with off-balance sheet risk (primarily loan commitments), the carrying value (deferred loan fees and costs) and the fair value are not deemed material.

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include mortgage servicing rights, premises and equipment and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash and cash equivalents and interest receivable and payable: The carrying amounts reported in the consolidated financial statements for cash and cash equivalents and interest receivable and payable approximate their fair values.

Securities: The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted prices. For certain securities which are not traded in active markets are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used. Management’s best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) were used to support fair values of certain Level 3 investments.

FHLB stock: The estimated fair value of the Bank’s investment in FHLB stock is deemed equal to its carrying value, which represents the price at which it may be redeemed.

Loans receivable (carried at cost): The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change to credit risk, fair values are based on carrying values.

Deposit liabilities (carried at cost): The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank of New York: Fair value is estimated using rates currently offered for liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to extend credit: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

In September 2006, the FASB issued SFAS Statement No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The primary effect of SFAS 157 on the Company was to expand the required disclosures pertaining to the methods used to determine fair values upon adoption on January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Corporation only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009. In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Corporation’s December 31, 2008 consolidated financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the consolidated financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring and non-recurring basis, the Company’s fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
	(In Thousands)
Recurring:
Securities available for sale	$771	$—	$771	$—
Non-recurring:
Impaired loans	1,501	—	—	1,501
Foreclosed assets	426	—	—	426

Total	$2,698	$—	$771	$1,927

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

The following valuation techniques were used to measure fair value of assets in the table above not previously disclosed.

Impaired loans — Loans included in the above table are those that are accounted for under SFAS 114, “Accounting by Creditors for Impairment of a Loan,” in which the Company has measured impairment generally based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances less valuation allowance as determined under SFAS 114. The fair value consists of loan balances of $1,501,00, net of valuation allowances of $1,086,000. During the year ending December 31, 2008, additional provision for loan losses of $405,000 were recorded.

Foreclosed assets — Fair value of foreclosed assets was based on independent third party appraisals of the properties. These values were identified based on the sales prices of similar properties in the proximate vicinity. Foreclosed assets were written down by $70,000 and cost capitalized were $10,000 during the year ended December 31, 2008.

Note 17. Parent Company Financial Information

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007
Assets
Cash and cash equivalents	$3,029,075	$4,413,918
Investment in subsidiary	51,459,657	54,146,766
Refundable income taxes	277,955	140,595
Other assets	5,963	—

Total Assets	$54,772,650	$58,701,279

Liabilities and Stockholders’ Equity

Liabilities, other	$94,400	$61,805

Stockholders’ equity
Common stock	69,000	69,000
Paid-in capital	19,339,615	19,339,615
Retained earnings	61,928,289	63,711,451
Accumulated other comprehensive loss	(3,118,849)	(1,301,888)
Treasury stock, at cost	(23,539,805)	(23,178,704)

Total Stockholders’ Equity	54,678,250	58,639,474

Total Liabilities and Stockholders’ Equity	$54,772,650	$58,701,279

STATEMENTS OF INCOME

	Years Ended December 31,
	2008	2007	2006
Dividends from subsidiary	$3,800,000	$3,800,000	$5,000,000
Interest income	2,592	2,823	3,160

Income before Expenses	3,802,592	3,802,823	5,003,160
Non-interest expenses	818,026	414,257	344,580

Income before Equity in Undistributed Earnings of Subsidiary and Income Tax Benefit	2,984,566	3,388,566	4,658,580
Equity in undistributed earnings of subsidiary	(801,123)	825,167	1,768,604

Income before Income Tax Benefit	2,183,443	4,213,733	6,427,184
Income Tax Benefit	(275,875)	(138,515)	(114,683)

Net Income	$2,459,318	$4,352,248	$6,541,867

STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2008	2007	2006
Cash Flows from Operating Activities
Net income	$2,459,318	$4,352,248	$6,541,867
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings (loss) of subsidiary	801,123	(825,167)	(1,768,604)
(Increase) in other assets	(5,963)	—	—
(Increase) decrease in refundable income taxes	(137,360)	(23,832)	(30,347)
Increase (decrease) in other liabilities	32,595	2,125	(730)

Net Cash Provided by Operating Activities	3,149,713	3,505,374	4,742,186

Cash Flows from Financing Activities
Cash dividends paid	(4,173,455)	(4,577,499)	(4,577,499)
Sale of treasury stock	—	—	515,480
Purchase of treasury stock	(361,101)	—	(644,620)

Net Cash Used in Financing Activities	(4,534,556)	(4,577,499)	(4,706,639)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,384,843)	(1,072,125)	35,547
Cash and Cash Equivalents – Beginning	4,413,918	5,486,043	5,450,496

Cash and Cash Equivalents – Ending	$3,029,075	$4,413,918	$5,486,043

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18. Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Amounts)
Interest income	$9,121	$8,764	$8,661	$8,669
Interest expense	4,436	4,016	3,514	3,439

Net Interest Income	4,685	4,748	5,147	5,230
Provision for loan losses	78	151	352	1,049

Net Interest Income after Provision for loan losses	4,607	4,597	4,795	4,181
Non-interest income	538	555	640	690
Non-interest expenses	3,544	3,625	4,426	4,825

Income before Income Taxes	1,601	1,527	1,009	46
Income taxes	591	564	398	171

Net Income (Loss)	$1,010	$963	$611	$(125)

Net income per common share:
Basic	$0.20	$0.20	$0.12	$(0.03)

Diluted	$0.20	$0.20	$0.12	$(0.03)

Dividends per common share	$0.23	$0.23	$0.23	$0.15

	Year Ended December 31, 2007
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Amounts)
Interest income	$9,330	$9,276	$9,298	$9,198
Interest expense	4,409	4,540	4,580	4,553

Net Interest Income	4,921	4,736	4,718	4,645
Provision for loan losses	195	175	150	150

Net Interest Income after Provision for loan losses	4,726	4,561	4,568	4,495
Non-interest income	664	643	505	534
Non-interest expenses	3,441	3,388	3,257	3,755

Income before Income Taxes	1,949	1,816	1,816	1,274
Income taxes	723	663	671	446

Net Income	$1,226	$1,153	$1,145	$828

Net income per common share:
Basic	$0.25	$0.23	$0.23	$0.17

Diluted	$0.25	$0.23	$0.23	$0.17

Dividends per common share	$0.23	$0.23	$0.23	$0.23

See also Note 22 to Consolidated Financial Statements for discussion on non-interest income.

Note 19 – Regulatory Update

The Bank is subject to a range of bank regulatory compliance obligations. In connection with a routine compliance examination by the Office of Thrift Supervision (“OTS”), certain deficiencies were identified. The Bank has and continues to take steps to remediate these deficiencies and to strengthen the Bank’s overall compliance programs. The Bank agreed to a cease and desist order (the “Order”) issued by the OTS on September 26, 2008 as a result of issues relating to the Bank’s compliance with certain laws and regulations, including the Bank Secrecy Act and Anti-Money Laundering (“BSA/AML”). The Order did not identify or relate to any issues regarding the safety and soundness of the Bank.

The Order requires the Bank to strengthen its BSA/AML Program, to strengthen its Compliance Maintenance Program and internal controls related to those matters, and to take certain other actions identified by the OTS in the Order. The Bank has implemented initiatives to enhance, among other things, its BSA/AML Program and its Compliance Management Program in accordance with the requirements of the Order.

Note 20 – Sale of Branch Office

On March 6, 2009, the Bank completed its transaction for the sale of assets and transfer of liabilities of the Bank’s Fort Lee, New Jersey banking office, as well as assignment of the lease for that office, to NewBank, a New York chartered commercial bank located in Flushing, New York. As of that date, the deposits of the Bank’s Fort Lee branch were approximately $14.5 million. The purchase price for the assets of the branch, which was offset against the amount owed to NewBank for assuming the branch’s deposits, was $500,000 and a cash payment for the loans being purchased, which had a net book value of $13,000 at the time of sale. The Bank recorded a gain of approximately $492,000 as a result of the sale.

Note 21 – Stock Repurchase Program

In the fourth quarter of 2008, Pamrapo Bancorp, Inc. repurchased 40,000 shares under its previous share repurchase program that was announced on August 22, 2000, at an average price of $9.00, leaving only 1,465 shares remaining that may be repurchased under that program as of December 31, 2008. Pamrapo Bancorp, Inc. announced on February 3, 2009 that its Board of Directors has authorized the repurchase of up to 5% of its outstanding common stock, or approximately 246,700 shares.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 22: Commissions from Sale of Financial Products

Commissions from sale of financial products includes commissions received by Pamrapo Service Corporation (“Corporation”), a wholly-owned subsidiary of the Bank, due to the sale of products such as securities, life insurance, and annuities. Commissions received related to securities are received from a third-party broker dealer. Pursuant to the Corporation’s policies, such commissions are to be paid directly to the Corporation, which, in conjunction with the Bank, then determines the amount of commission payments to be made to the Corporation’s employees and agents.

As of March 12, 2009, the Company and the Bank were aware of the following information relating to certain commission payments made to the manager of the Corporation (the “Manager”). The information presented below is based upon the knowledge and understanding of the individuals who conducted internal inquiries into this matter. The Bank has hired an independent auditor to conduct a forensic audit of the Corporation’s business records, the outcome of which cannot be determined at this time. Subsequent to March 12, 2009, additional information may be discovered, or may come to light, that could affect the accuracy of the following information relating to the commissions.

In August 2008, the Bank discovered that 100% of certain commissions from a third-party broker were paid directly to the Manager. These direct payments constituted a change in commission structure, which was made without the approval of the board of directors of the Corporation, as required by its policies and procedures. Based upon the Corporation’s policies in effect at the time, 100% of these commissions were to be paid directly to the Corporation and then 50% were to be distributed by the Corporation to the Manager. Following such internal inquiries, the Bank determined that $270,357 was owed by the Manager to the Corporation for commissions paid directly to the Manager for the period from August 2007 to December 2008.

The $270,357 was calculated as follows. For the period from August 2007 to August 2008, the Bank determined that the Manager owed $168,016. This amount is the Corporation’s 50% share of the commissions had the Corporation directly received the payment from the third-party broker and then provided the Manager his 50% share of the commissions. For the period from September 2008 to December 2008, the Bank determined that the Manager owed $102,341. This amount represented 100% of the commissions the Manager received from the third-party broker for this period. The Bank sought repayment of the entire amount for the following reason. During the internal inquiry, the Bank discovered that the Manager received commissions from September 2008 to December 2008 directly from the third-party broker. Additionally, on December 10, 2008, the Manager received $91,667 as a salary payment for the period from September 2008 to December 2008, based upon an annual salary of $275,000 pursuant to an arrangement established in November 2008.

The $270,357 was paid to the Corporation as follows. On December 3, 2008, the Manager paid $160,000 of the amount owed to the Corporation. On December 10, 2008, the Manager paid $50,000 of the amount owed to the Corporation. On February 4, 2009, the Manager paid the remaining $60,357 of the amount owed to the Corporation.

The Company and the Bank have determined that a restatement of previously issued financial statements is not necessary with respect to this matter because the income statement effect was not deemed to be material to any given period. Specifically, the income before income taxes, related income tax expense, net income, and earnings per common share were deemed not material to any of the quarters ended September 30, 2007, December 31, 2007, March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008. The Company and the Bank determined to record the amount of $270,357 in the fourth quarter of 2008. Depending upon the result of the forensic audit, the Company and the Bank may need to record additional amounts and reevaluate whether a restatement of certain financial statements is necessary.

During February 2009, the Corporation discovered additional commissions in the amount of $52,647 that may be owed to the Corporation. The commissions related to the periods from August 2007 to October 2007 and November 2008. This additional amount was not recorded in the 2008 Consolidated Financial Statements.

Selected Consolidated Financial Condition and Operating Data of the Company

	At December 31,
Financial condition data:	2004	2005	2006	2007	2008
	(In Thousands)
Total amount of:
Assets	$639,899	$646,086	$636,560	$657,428	$598,012
Loans receivable	395,800	438,250	454,859	439,053	437,554
Securities available for sale	3,639	3,321	1,170	917	771
Mortgage-backed securities	200,077	167,009	141,053	123,907	117,428
Investment securities	9,309	10,287	9,168	10,377	11,350
Deposits	489,350	474,003	469,941	507,961	443,999
Advances and other borrowed money	89,000	106,400	101,000	84,000	89,500
Stockholders’ equity	55,114	58,616	58,568	58,639	54,678

	Year Ended December 31,
Operating data:	2004	2005	2006	2007	2008
	(In Thousands)
Interest income	$35,983	$36,517	$37,537	$37,102	$35,215
Interest expense	11,391	12,430	15,981	18,082	15,405

Net interest income	24,592	24,087	21,556	19,020	19,810
Provision for loan losses	82	110	—	670	1,630
Non-interest income	2,599	2,541	2,798	2,347	2,423
Non-interest expenses	13,792	13,543	13,884	13,841	16,420
Income taxes	5,373	5,011	3,928	2,504	1,724

Net income	$7,944	$7,964	$6,542	$4,352	$2,459

Net income per share
Basic	$1.60	$1.60	$1.31	$0.87	$0.49
Diluted	1.59	1.60	1.31	0.87	0.49

Dividends per share	$0.84	$0.88	$0.92	$0.92	$0.84

Dividend payout ratio	52.60%	54.97%	69.97%	105.18%	169.70%

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Selected Consolidated Financial Condition and Operating Data of the Company

	As of or For Year Ended December 31,
Selected Financial Ratios:	2004	2005	2006	2007	2008
Return on average assets	1.24%	1.24%	1.02%	0.69%	0.40%
Return on average equity	15.00%	14.06%	10.95%	7.35%	4.22%
Average equity/average assets	8.26%	8.82%	9.29%	9.37%	9.44%
Interest rate spread	3.66%	3.52%	3.00%	2.56%	2.83%
Net yield on average interest-earning assets	3.92%	3.84%	3.43%	3.07%	3.28%
Non-interest expenses to average assets	2.15%	2.11%	2.16%	2.19%	2.66%
Equity/total assets	8.61%	9.07%	9.20%	8.92%	9.14%
Capital ratios:
Tangible	7.92%	8.18%	8.59%	8.43%	9.14%
Core	7.92%	8.18%	8.59%	8.43%	9.14%
Risk-based	15.89%	15.25%	15.68%	15.82%	15.25%
Non-performing loans to total assets	0.41%	0.30%	0.36%	0.83%	1.81%
Non-performing loans to loans receivable	0.67%	0.44%	0.50%	1.25%	2.44%
Non-performing assets to total assets	0.41%	0.30%	0.36%	0.91%	1.88%
Allowance for loan losses to non-performing loans	96.44%	139.93%	116.32%	57.54%	43.12%
Average interest-earning assets/average interest-bearing liabilities	1.14x	1.16x	1.17x	1.17x	1.18%
Net interest income after provision for loan losses to non-interest expenses	1.79x	1.77x	1.55x	1.33x	1.11%

Stockholder Information

MARKET FOR COMMON STOCK AND RELATED MATTERS

Pamrapo Bancorp, Inc.’s common stock is presently quoted on The NASDAQ GM under the symbol “PBCI.” At March 9, 2009, the Company’s 4,935,542 outstanding shares of common stock were held by approximately 1,600 persons or entities.

The following table sets forth the high and low closing sales price per common share for the periods indicated.

	Closing Prices
Quarter Ended	High	Low
March 31, 2007	$24.87	$22.00
June 30, 2007	22.72	19.66
September 30, 2007	19.74	17.26
December 31, 2007	22.25	18.00
March 31, 2008	20.43	14.36
June 30, 2008	16.62	14.27
September 30, 2008	15.50	10.20
December 31, 2008	10.92	7.36

Dividends were paid as follows:
March, 2007	$.23
June, 2007	.23
September, 2007	.23
December, 2007	.23
March, 2008	.23
June, 2008	.23
September, 2008	.23
December, 2008	.15

Future dividend policy will be determined by the Board of Directors after giving consideration to the Company’s financial condition, results of operations, tax status, industry standards, economic conditions and other factors. Dividends will also depend upon dividend payments by the Bank to the Company, which is its primary source of income. The Board may also consider the payment of stock dividends from time to time, in addition to, or in lieu of cash dividends.

Under federal regulations, the Bank may not declare or pay a cash dividend on any of its common stock if the effect thereof would cause the Bank’s regulatory capital to be reduced below the amount required for the liquidation account or the regulatory capital requirements imposed by the Office of Thrift Supervision (“OTS”). The Bank must provide at least 60 days advance notice to the OTS before declaring a dividend.

PAMRAPO BANCORP, INC. & SUBSIDIARIES

Stock Performance Chart

The following graph shows a five year comparison of shareholder return on the Company’s Common Stock with the cumulative total returns of companies on the Russell 2000 Index and the SNL NASDAQ Thrift Index. Total return assumes the reinvestment of all dividends. The graph assumes $100 was invested on December 31, 2003.

COMPARATIVE FIVE-YEAR TOTAL RETURNS

Pamrapo Bancorp, Inc., Russell 2000 Index, SNL NASDAQ Thrift Index

(Performance Results Through 12/31/08)

	Period Ending
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Pamrapo Bancorp, Inc.	100.00	100.92	91.05	104.38	93.59	37.28
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
SNL Thrift NASDAQ	100.00	112.60	112.12	133.74	116.31	112.57

Source: SNL Financial LC, Charlottesville, VA (434) 977-1600 © 2009 www.snl.com

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-106574) of Pamrapo Bancorp, Inc. of our reports dated March 12, 2009, relating to the consolidated financial statements, which appears in the Annual Report to the Shareholders, which is incorporated by reference in this Annual Report on Form 10-K and the effectiveness of the Pamrapo Bancorp, Inc. internal control over financial reporting, which appears in this Form 10-K.

/s/ BEARD MILLER COMPANY LLP

Beard Miller Company LLP

Clark, New Jersey

March 12, 2009

Exhibit 31

CERTIFICATION

I, Kenneth D. Walter, certify that:

1.	I have reviewed this Annual Report on Form 10-K of Pamrapo Bancorp, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 16, 2009

/s/ KENNETH D. WALTER
Kenneth D. Walter Chief Financial Officer and Interim Chief Executive Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pamrapo Bancorp, Inc. (the “Company”) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kenneth D. Walter, Chief Financial Officer and Interim Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ KENNETH D. WALTER

Kenneth D. Walter Chief Financial Officer and Interim Chief Executive Officer

March 16, 2009

Appendix I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by Registrant ☒                            Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

Pamrapo Bancorp, Inc.

(Name of Registrant as Specified in its Charter)

(Name of Person Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i) and 0-11.

(1)	Title of each class of securities to which the transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of the transaction:
Total	proposed maximum aggregate value of the transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form Schedule or Registration No.:

(3)	Filing Party:

(4)	Date Filed:

PAMRAPO BANCORP, INC.

611 Avenue C

Bayonne, New Jersey 07002

(201) 339-4600

March 31, 2009

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Pamrapo Bancorp, Inc. (the “Company”), the holding company for Pamrapo Savings Bank, S.L.A. (the “Bank”) that will be held on April 29, 2009, at 11:00 a.m., at Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey.

The attached Notice of Annual Meeting of Shareholders and the Proxy Statement describe the formal business to be transacted at the Annual Meeting. Directors and officers of the Company as well as representatives of Beard Miller Company LLP, the Company’s independent auditors, will be present at the Annual Meeting to make a statement if they desire to do so and to respond to any questions that our shareholders may have regarding the business to be transacted.

The Board of Directors of the Company has determined that the matters to be considered at the Annual Meeting are in the best interests of the Company and its shareholders. For the reasons set forth in the proxy statement, the Board unanimously recommends a vote “FOR” each of the nominees as directors specified under Proposal I, and “FOR” Proposal II, the ratification of Beard Miller Company LLP as the Company’s auditors.

Please sign and return the enclosed proxy card promptly. Your cooperation is appreciated since a majority of the common stock must be represented, either in person or by proxy, to constitute a quorum for the conduct of business.

On behalf of the Board of Directors and all the employees of the Company and the Bank, I wish to thank you for your continued support. We appreciate your interest.

Sincerely,

Kenneth D. Walter
Vice President, Treasurer and Chief Financial Officer, and Interim President and
Chief Executive Officer

PAMRAPO BANCORP, INC.

611 Avenue C

Bayonne, New Jersey 07002

(201) 339-4600

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on April 29, 2009

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Pamrapo Bancorp, Inc. (the “Company”) will be held on April 29, 2009 at 11:00 a.m., at Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey.

A proxy statement and proxy card for the Annual Meeting are enclosed herewith. The Annual Meeting is for the purpose of considering and voting upon the following matters:

I.	The election of three (3) directors;

II.	The ratification of Beard Miller Company LLP as independent auditors of the Company for the fiscal year ending December 31, 2009.

In addition, such other matters as may properly come before the Annual Meeting or any adjournments thereof will be considered and voted upon at the Annual Meeting.

The Board of Directors has established March 9, 2009, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournments thereof. Only recordholders of the common stock of the Company as of the close of business on that date will be entitled to vote at the Annual Meeting or any adjournments thereof. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies by the Company. A list of shareholders entitled to vote at the Annual Meeting will be available at Pamrapo Bancorp, Inc., 611 Avenue C, Bayonne, New Jersey 07002, for a period of twenty days prior to the Annual Meeting and also will be available for inspection at the Annual Meeting itself. For directions to attend the Annual Meeting and vote in person, please call Investor Relations at (201) 339-4600.

By Order of the Board of Directors

Margaret Russo
Secretary

Bayonne, New Jersey

March 31, 2009

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

To Be Held on April 29, 2009

The Proxy Statement and 2008 Annual Report are available at www.pamrapo.com.

PAMRAPO BANCORP, INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 29, 2009

Solicitation and Voting of Proxies

This proxy statement is being furnished to shareholders of Pamrapo Bancorp, Inc. (“Pamrapo Bancorp” or the “Company”) in connection with the solicitation by the Company’s board of directors (the “Board of Directors” or the “Board”) of proxies to be used at the Annual Meeting of Shareholders (the “Annual Meeting”) to be held on April 29, 2009 at 11:00 a.m., at Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey, and at any adjournments thereof. The 2008 Annual Report to Shareholders, including financial statements for the fiscal year ended December 31, 2008, accompanies this proxy statement, which is first being mailed to shareholders on or about March 31, 2009.

Regardless of the number of shares of common stock of Pamrapo Bancorp (“Common Stock”) owned, it is important that shareholders be represented by proxy or present in person at the Annual Meeting. Shareholders are requested to vote by completing the enclosed proxy card and returning it signed and dated in the enclosed postage-paid envelope. Shareholders are urged to indicate their vote in the spaces provided on the proxy card. Proxies solicited by the Board of Directors of Pamrapo Bancorp will be voted in accordance with the directions given therein. Where no instructions are indicated, signed proxies will be voted “FOR” each of the nominees as directors specified under Proposal I, and “FOR” Proposal II, the ratification of auditors.

Other than the matters listed on the attached Notice of Annual Meeting of Shareholders, the Board of Directors knows of no additional matters that will be presented for consideration at the Annual Meeting. Execution of a proxy card, however, confers on the designated proxyholders discretionary authority to vote the shares of Common Stock in accordance with their best judgment on such other business, if any, that may properly come before the Annual Meeting or any adjournments thereof.

A proxy may be revoked at any time prior to its exercise by the filing of written notice of revocation with the Secretary of the Company, by delivering to the Company a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your recordholder to vote personally at the Annual Meeting.

The cost of solicitation of proxies on behalf of management will be borne by Pamrapo Bancorp. In addition to the solicitation of proxies by mail, Regan & Associates, Inc., a proxy solicitation firm, will assist the Company in soliciting proxies for the Annual Meeting and will be paid a fee of $8,000 by the Company, including reasonable out-of-pocket expenses. Proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Company and Pamrapo Savings Bank, S.L.A. (the “Bank”), without additional compensation therefore. Pamrapo Bancorp will also request persons, firms and corporations holding shares in their names, or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so.

Voting Securities

The securities that may be voted at the Annual Meeting consist of shares of Common Stock, with each share entitling its owner to one vote on all matters to be voted on at the Annual Meeting except as described below. The close of business on March 9, 2009 has been established by the Board of Directors as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at this Annual Meeting and any adjournments thereof. The total number of shares of Common Stock outstanding on the Record Date was 4,935,542 shares.

In accordance with the provisions of the Company’s certificate of incorporation as of the Record Date, record holders of Common Stock who beneficially own in excess of ten percent (10%) of the outstanding shares of Common Stock (the “Limit”) are not entitled to any vote with respect to the shares held in excess of the Limit. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as by persons acting in concert with, such person or entity. The Company’s certificate of incorporation, as of the Record Date, authorizes the Board of Directors (i) to make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert, and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the Limit supply information to the Company to enable the Board of Directors to implement and apply the Limit.

The presence, in person or by proxy, of at least a majority of the total number of shares of Common Stock entitled to vote (after giving effect to the Limit described above, if applicable) is necessary to constitute a quorum at the Annual Meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee or a beneficial owner holding shares at the Annual Meeting does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. In the event there are not sufficient votes for a quorum or to approve or ratify any proposal at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

As to the election of directors, the proxy card being provided by the Board of Directors enables a shareholder to vote “FOR” the election of the nominees proposed by the Board, or to “WITHHOLD AUTHORITY” to vote for one or more of the nominees being proposed. Under applicable law and the Company’s certificate of incorporation and bylaws, directors are elected by a plurality of votes cast, meaning the nominees receiving the greatest number of votes will be elected. Broker non-votes and proxies as to which authority to vote for one or more of the nominees being proposed is withheld will have no effect on this matter.

As to the ratification of independent auditors and all other matters that may properly come before the Annual Meeting, by checking the appropriate box, a shareholder may: (i) vote “FOR” the item; (ii) vote “AGAINST” the item; or (iii) “ABSTAIN” from voting on such item. Under the Company’s certificate of incorporation and bylaws, unless otherwise required by law, such matters shall be determined by a majority of votes cast. Broker non-votes and abstentions will not be counted as votes cast and will have no effect on these matters.

If you participate in the Pamrapo Savings Bank, S.L.A. Employee Stock Ownership Plan and Trust (the “ESOP”), you will receive a voting instruction form that reflects all shares you may vote under the ESOP. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each

ESOP participant may direct the trustee how to vote the shares of Common Stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the ESOP trustee is April 17, 2009.

Proxies solicited hereby will be returned to the proxy solicitors or the Company’s transfer agent, and will be tabulated by inspectors of election designated by the Company, who will not be employed by, or be a director of, the Company or any of its affiliates. After the final adjournment of the Annual Meeting, the proxies will be returned to the Company for safekeeping.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as to those persons known by management to be beneficial owners of more than 5% of the Company’s shares of Common Stock outstanding on the Record Date. Persons and groups owning in excess of 5% of the Company’s Common Stock are required to file certain reports regarding such ownership with the Company and with the Securities and Exchange Commission (“SEC”), in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Other than those persons listed below, the Company is not aware of any person or group that owns more than 5% of the Company’s Common Stock as of the Record Date.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common Stock	William J. Campbell 11030 Gulfshore Drive Apt. 704 Naples, FL 33963	601,072	(1)	12.18%

(1)	Includes 15,301 shares held in Mr. Campbell’s 401(k) Plan account, 25 shares allocated to Mr. Campbell’s ESOP account and 127,401 shares held in Mr. Campbell’s IRA. Also includes 164,569 shares held by the William J. Campbell Grantor Retained Annuity Trust over which Mr. Campbell shares voting and investment power.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

PROPOSAL I. ELECTION OF DIRECTORS

The number of directors of Pamrapo Bancorp is currently set at six (6) as of the date of the Annual Meeting. Each of the six (6) members of the Board of Directors of Pamrapo Bancorp also serves as a director of the Bank. Directors are generally elected for staggered terms of three years each, with a term of office of one class of directors expiring in each year. Directors serve until their successors are elected and qualified.

Three (3) directors have been nominated to stand for election at this year’s Annual Meeting: John A. Morecraft, Patrick D. Conaghan and Herman L. Brockman. Messrs. Morecraft and Conaghan have been nominated to serve for a three-year term expiring at the 2012 Annual Meeting or until their successors are elected and qualified. Mr. Brockman has been nominated to serve for a two-year term expiring at the 2011 Annual Meeting or until his successor is elected and qualified. Mr. Brockman was elected as director at last year’s Annual Meeting of Shareholders for a term that was to end, pursuant to the terms of the Pamrapo Savings Bank, S.L.A. Directors’ Consultation and Retirement Plan (the “Retirement Plan”), on December 23, 2008 when he turned the mandatory retirement age of 75. On December 16, 2008, the Retirement Plan was amended and the Board of Directors unanimously voted to have Mr. Brockman continue serving as a director until this Annual Meeting or until his successor is elected and qualified. In order to keep the three classes of directors as nearly equal in number as possible, as required by the Company’s Certificate of Incorporation, Mr. Brockman has been kept in his original class and nominated to hold office until the 2011 Annual Meeting or until his successor is elected and qualified.

The nominees named are presently directors of the Company and the Bank. No person being nominated by the Board of Directors as a director is being proposed for election pursuant to any agreement or understanding between any person and the Company. Unless authority to vote for the directors is withheld, shares represented by the enclosed proxy card will be voted FOR the election of the nominees. Additionally, if you sign, date and return the proxy card without giving voting instructions, your shares will be voted FOR the election of the nominees.

In the event that any nominee is unable or declines to serve for any reason, it is intended that proxies will be voted for the election of the other nominees named and for such other person as may be designated by the present Board of Directors. The Board of Directors has no reason to believe that any of the persons named will be unable or unwilling to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION

OF THE NOMINEES NAMED IN THIS PROPOSAL I.

Information With Respect to Nominees, Continuing Directors and Executive Officers

On February 13, 2009, William J. Campbell retired as President, Chief Executive Officer and a director of the Company and the Bank. Mr. Campbell had been with the Company and the Bank for over 40 years and had served as President and Chief Executive Officer since 1970. The Board of Directors has established a search committee that is in the process of seeking a permanent candidate to fill the position. In the interim, Kenneth D. Walter, Vice President, Treasurer and Chief Financial Officer of the Company and the Bank, has been appointed as Interim President and Chief Executive Officer of the Company and the Bank.

The following table sets forth, as of the Record Date, the names of the nominees, continuing directors and “Named Executive Officers” as defined below, their ages, a brief description of their recent business experience, including present occupations and employment, as well as the year in which each director became a director of the Bank and the year in which his term (or in the case of a nominee, his proposed term) as director of the Company expires. This table also sets forth the number of shares of Common Stock and the percentage thereof beneficially owned by each director and Named Executive Officer and all directors and executive officers as a group. Ownership information is based upon information furnished by the respective individuals. Each of the directors listed below, except for John A. Morecraft and Daniel J. Massarelli, are “independent” as currently defined in Rule 4200 of The NASDAQ Stock Market Rules (“NASDAQ Rules”).

Name and Principal Occupation at Present and for the Past Five Years	Age	Director Since (1)	Expiration of Term	Shares of Common Stock Beneficially Owned (2)		Percent of Class
Nominees:

John A. Morecraft Vice Chairman of the Board of the Bank since 1987; Retired President of John A. Morecraft, Inc., a construction firm	87	1982	2012	150,381	(3)	3.04%

Patrick D. Conaghan Practicing attorney for law firm of Conaghan & Conaghan since 1971; Retired municipal court judge	71	2002	2012	50,500		1.02%

Herman L. Brockman Employee and former owner of Brockmans Pharmacy since 1958	75	2005	2011	25,000		*

Continuing Directors:

Daniel J. Massarelli Chairman of the Board of the Company; Chairman of the Board of the Bank since February 1987; Registered pharmacist and former owner of Massarelli Pharmacy, Inc.	77	1960	2011	209,116		4.23%

Kenneth R. Poesl President, Treasurer and owner of Ken’s Marine Service, Inc., an environmental remediation company, since 1977	58	2005	2010	70,903		1.43%

Robert G. Doria Certified Public Accountant; Partner in the firm of Donohue, Gironda & Doria, Certified Public Accountants since 1987; Tax Commissioner for the State of New Jersey Hudson County Board of Taxation since 1989	57	2005	2010	19,807		*

Name and Principal Occupation at Present and for the Past Five Years	Age	Shares of Common Stock Beneficially Owned (2)		Percent of Class
Named Executive Officers (who are not also directors):

Kenneth D. Walter (4) Vice President, Treasurer and Chief Financial Officer of the Company and the Bank since 2001; Controller from 2000 to 2001; Internal Auditor from 1988 to 2000 and Interim President and Chief Executive Officer of the Company and the Bank since 2009	45	63,667	(5)	1.29%

William J. Campbell (6) Former President and Chief Executive Officer of the Company and the Bank from 1970 to 2009	71	601,072	(7)	12.18%

Stock ownership of all directors and executive officers as a group (7 persons)	—	589,374	(8)	11.94%

*	Does not exceed 1.0% of the Company’s voting securities.
(1)	Includes years of service as a director of the Bank.
(2)	Shares of Common Stock beneficially owned, as determined in accordance with applicable SEC Rules, include shares as to which the respective individual directly or indirectly has or shares voting power (which includes the power to vote or to direct the voting of the shares) and/or investment power (which includes the power to dispose or direct the disposition of the shares).
(3)	Includes 91,156 shares held by the John A. Morecraft Inc. Profit Sharing Plan.
(4)	Mr. Walter was appointed Interim President and Chief Executive Officer following Mr. Campbell’s retirement effective February 13, 2009.
(5)	Includes 30,132 shares held in Mr. Walter’s 401(k) Plan account and 18,238 shares allocated to Mr. Walter’s ESOP account. Also includes 13,000 shares underlying stock options that are currently exercisable.
(6)	Mr. Campbell retired effective February 13, 2009.
(7)	Includes 15,301 shares held in Mr. Campbell’s 401(k) Plan account, 25 shares allocated to Mr. Campbell’s ESOP account and 127,401 shares held in Mr. Campbell’s IRA. Also includes 164,569 shares held by the William J. Campbell Grantor Retained Annuity Trust over which Mr. Campbell shares voting and investment power.
(8)	Does not include shares beneficially owned by Mr. Campbell, who retired on February 13, 2009.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers (as defined in regulations promulgated by the SEC thereunder) and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of copies of reports of ownership furnished to the Company, or written representations that no forms were necessary, the Company believes that during the past fiscal year all of its officers, directors and greater than ten percent beneficial owners complied with applicable filing requirements, except that: Robert G. Doria filed a late Form 4 on February 13, 2008 to report a purchase of Common Stock by his children on August 1, 2006 and a late Form 4 on November 10, 2008 to report a purchase of Common Stock on November 6, 2008; John A. Morecraft filed a late Form 4 on June 17, 2008 to report five sales of Common Stock on March 7, 2008; and William J. Campbell filed a late Form 4 on March 11, 2009 to report a purchase of Common Stock from the William J. Campbell Grantor Retained Annuity Trust (“Trust”) and the corresponding sale by the Trust on February 2, 2009.

Meetings of the Board and Committees of the Board

The Board of Directors of the Company held six (6) meetings in 2008. The Board of Directors of the Bank held 13 meetings in 2008. The Board of Directors of the Bank maintains an Executive Committee and jointly maintains an Audit Committee with the Company. No director of the Company attended fewer than seventy-five percent (75%) of the aggregate of the total number of Board meetings held and the total number of committee meetings on which such director served during 2008.

Audit Committee

The Audit Committee of the Company and the Bank consists of Patrick D. Conaghan (Chairman), Herman L. Brockman and Robert G. Doria. The Company’s Board of Directors has determined that all of the members of the Audit Committee are “independent directors” as currently defined in Rule 4200 of the NASDAQ Rules and that Robert G. Doria is the “audit committee financial expert” as that term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee of the Company met 12 times during 2008. The Audit Committee of the Bank met 13 times during 2008. These committees are responsible for reporting to the Board on the general financial condition of the Company and the Bank and the results of the annual audit, and are responsible for ensuring that the Company’s and the Bank’s activities are conducted in accordance with applicable laws and regulations.

The Audit Committee operates under a written charter, a copy of which was included as Appendix A to the Company’s 2008 annual meeting proxy statement. The Audit Committee will reassess the adequacy of the Audit Committee charter on at least an annual basis.

Report of the Audit Committee

The following Report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

In accordance with its written charter, the Audit Committee of the Board of Directors (the “Committee”) assists the Board of Directors by fulfilling its responsibility for overseeing the quality and integrity of the accounting, auditing and financial reporting practices of the Company and the Bank and their systems of internal controls.

The Committee received from its independent accountants the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Committee concerning independence, discussed with the accountants any relationships that may impact their objectivity and independence, and satisfied itself as to the accountants’ independence.

The Committee reviewed with the Company’s internal auditors and independent accountants the overall scope and plans for their respective audits and the results of internal audit examinations. The Committee also discussed with management, the internal auditors and the independent accountants, the quality and adequacy of the Company’s internal controls and the overall quality of the Company’s financial reporting process.

The Committee discussed and reviewed with its independent accountants communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, “Communication with Audit Committees” and discussed and reviewed the results of the independent accountants’ examination of the consolidated financial statements. In addition, the Committee considered the compatibility of non-auditing services provided to the Company and the Bank with the accountants’ independence in performing their auditing functions.

The Committee reviewed and discussed interim financial information contained in each quarterly report and earnings announcement with management and independent accountants prior to public release as necessary. The Committee reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2008, with management and the independent accountants. Management has the responsibility for the preparation of the Company’s consolidated financial statements and the independent accountants have the responsibility for the audit of those statements.

Based on the above mentioned reviews and discussions with management and the independent accountants, the Committee recommended to the Board that the Company’s audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the SEC. The Committee also recommended the reappointment, subject to shareholder ratification, of the independent accountants, and the Board of Directors concurs with such recommendation.

The Audit Committee

Patrick D. Conaghan (Chairman)	Herman L. Brockman	Robert G. Doria

Director Nominations

The Company does not have a standing nominating committee. In accordance with Rule 4350 of the NASDAQ Rules, director nominees are either selected or recommended for the Board’s selection, by a majority of the independent members of the Board of Directors. The Board of Directors believes that the independent members of the Board of Directors can satisfactorily carry out the responsibility of properly selecting or approving nominees for the Board of Directors without the formation of a standing nominating committee. The members of the Board of Directors who participate in the consideration of director nominees are Patrick D. Conaghan, Herman L. Brockman, Robert G. Doria and Kenneth R. Poesl. In accordance with Rule 4200 of the NASDAQ Rules, all such board members are independent. As there is no standing nominating committee, the Company does not have a nominating committee charter in place.

The Company does not have a policy with regard to the consideration of any director candidates recommended by shareholders. The Board of Directors believes a policy specific to candidates recommended by shareholders is not necessary because the Board follows the same evaluation procedures whether a candidate is recommended by directors or shareholders. While the Board of Directors will consider nominees recommended by shareholders, it has not actively solicited recommendations from shareholders for nominees.

Nominations by shareholders must comply with certain procedural and informational requirements set forth in the Company’s bylaws. The bylaws require all nominations for election to the Board of Directors to be made at a meeting of shareholders at which directors are to be elected and only by a shareholder who has complied with the notice procedures set forth in the bylaws. Nominations for directors by shareholders must be made in writing and received by the Secretary of the Company not less than 30 days prior to the date of the meeting; provided, however, that if less than 40 days’ notice or prior public disclosure of the meeting is given to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth day following the day on which notice of the annual meeting was mailed or public disclosure was made. The shareholder’s written notice must set forth certain information specified in the Company’s bylaws. The Company did not receive any shareholder nominations with respect to this Annual Meeting.

In identifying and evaluating nominees for director, the Board considers whether the candidate has the highest ethical standards and integrity and sufficient education, experience and skills necessary to understand and wisely act upon the complex issues that arise in managing a publicly-held company. To the extent the Board does not have enough information to evaluate a candidate, the Board may send a questionnaire to the candidate for completion in enough time for Board consideration. The Board will annually assess the qualifications, expertise, performance and willingness to serve of existing directors. If at this time or at any other time during the year the Board of Directors determines a need to add a new director with specific qualifications or to fill a vacancy on the Board, an “independent director,” within the meaning of the NASDAQ Rules, designated by the Board will then initiate the search, working with staff support and seeking input from other directors and senior management, and considering nominees previously submitted by shareholders. An initial slate of candidates satisfying the qualifications set forth above will then be identified and presented to the independent directors. The independent directors will then prioritize the candidates and determine if other directors or senior management have relationships with the preferred candidates and can initiate contacts. To the extent feasible, all of the independent members of the board of directors will interview the prospective candidates. Evaluations and recommendations of the interviewers will be submitted to the whole Board for final evaluation.

The Board will meet to consider such information and to select candidates for appointment to the Board at the annual meeting. The Board of Directors met once during the past fiscal year in its nominating capacity.

Directors are encouraged to attend the annual meetings of shareholders. All the members of the Board of Directors attended the prior year’s annual meeting.

Security Holder Communications with the Board of Directors

The Company has established procedures for security holders to communicate directly with the Board of Directors on a confidential basis. Security holders who wish to communicate with the Board or with a particular director may send a letter to the Secretary of the Company at 611 Avenue C, Bayonne, New Jersey 07002. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication” or “Shareholder-Director Communication.” All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the directors addressed. If a security holder wishes the communication to be confidential, such shareholder must clearly indicate on the envelope that the communication is “confidential.” The Secretary will then forward such communication, unopened, to the Chairman of the Board of Directors.

Directors’ Compensation

Directors’ Fees. The Company is the parent company of the Bank. It is responsible for establishing and paying the fees to the directors of the Company and Bank. During fiscal 2008, directors of the Bank received an annual retainer of $20,000. Directors of the Company receive $500 for each Board of Directors meeting of the Company attended. Directors of the Bank receive $650 for each Board meeting attended and $550 for each committee meeting attended, except for the Chairman of the Board, who receives $750 for each Board meeting attended and $650 for each committee meeting attended. The Chairman of the Audit Committee receives $1,000 for each meeting attended and the members of the Audit Committee receive $650 for each Audit Committee meeting attended. Directors who are also full time employees of the Bank receive no fees for attending meetings or other compensation in their capacity as directors.

Other Compensation. In addition to their directors’ fees, Messrs. Massarelli and Morecraft, who participate in inspections made in the course of the loan application process of the Bank, are compensated $150 for every inspection made in Bayonne, New Jersey and $250 for every inspection made outside of the Bayonne area, plus a mileage allowance. Each received $32,875 for inspections during fiscal 2008.

Directors’ Consultation and Retirement Plan. The Pamrapo Savings Bank, S.L.A. Directors’ Consultation and Retirement Plan (the “Retirement Plan”) was amended and restated on December 16, 2008. Under the amended and restated Retirement Plan, a director who is not an officer or employee of the Bank and who has served as a director for at least ten years will be eligible, upon retirement, to receive $13,900 annually for a period of five years. Notwithstanding the foregoing, in the event of death of the retired director, payments will cease immediately. In the event of a change in control of the Bank, as defined in Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder, each retired director that is a participant under the Retirement Plan will receive a single lump sum payment of $13,900 within seven (7) days following the change in control.

Director Compensation Table

The following table provides information regarding director compensation in 2008.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
Herman L. Brockman	48,600	—	—	—	—	—		48,600
William J. Campbell (1)	—	—	—	—	—	—		—
Patrick D. Conaghan	56,500	—	—	—	—	—		56,500
Robert G. Doria	52,700	—	—	—	—	—		52,700
Daniel J. Massarelli	56,800	—	—	—	—	32,875	(2)	89,675
John A. Morecraft	39,050	—	—	—	—	32,875	(2)	71,925
Francis J. O’Donnell	21,150	—	—	—	—	—		21,150
Kenneth R. Poesl	35,300	—	—	—	—	—		35,300

(1)	Mr. Campbell retired effective February 13, 2009. During 2008, Mr. Campbell was the only employee director on the board. No compensation was paid to Mr. Campbell for his service as a director. Mr. Campbell’s compensation for his role as President and Chief Executive Officer during 2008 is disclosed in the Summary Compensation Table and related disclosure with respect to Named Executive Officer compensation, which is included elsewhere in this proxy statement.
(2)	Messrs. Massarelli and Morecraft, who participate in inspections made in the course of the loan application process of the Bank, are compensated $150 for every inspection made in Bayonne, New Jersey and $250 for every inspection made outside of the Bayonne area, plus a mileage allowance. Each received $32,875 for inspections during fiscal 2008.

Executive Compensation and Related Information

Personnel Committee. The Company is the parent company of the Bank. It does not pay any cash compensation to the executive officers of the Company. Therefore, the Company does not maintain a compensation committee.

Authority, Processes and Procedures. The Personnel Committee (the “Personnel Committee”) consists of Patrick D. Conaghan (Chairman), Herman Brockman and Kenneth R. Poesl. Each member of the Personnel Committee is “independent” as defined by the NASDAQ Rules. The Personnel Committee met two (2) times during 2008. The Personnel Committee operates without a charter. The Personnel Committee of the Board of Directors of the Bank is responsible for establishing the compensation levels and benefits for executive officers of the Bank who also serve as executive officers of the Company and for reviewing recommendations of management for compensation and benefits for other officers and employees of the Bank.

Report of the Personnel Committee

The following Report of the Personnel Committee shall not be deemed to be soliciting material or filed with the Securities and Exchange Commission and is not incorporated by reference into any of the Company’s previous or future filings with the Securities and Exchange Commission, except as otherwise explicitly specified by the Company in any such filing.

The Personnel Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on that review and those discussions, the Personnel Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and this proxy statement.

Personnel Committee

Patrick D. Conaghan (Chairman)	Herman L. Brockman	Kenneth R. Poesl

Compensation Discussion and Analysis

Under rules established by the SEC, the Company is required to provide certain data and information in regard to the compensation and benefits provided to the Company’s principal executive officer, the principal financial officer, and the other three most highly compensated executive officers of the Company. The disclosure requirements for these Named Executive Officers include the use of tables and a report explaining the rationale and considerations that led to fundamental compensation decisions affecting those individuals. In fulfillment of this requirement, the Personnel Committee of the Bank at the direction of the Board of Directors has prepared the following report for inclusion in this proxy statement.

Introduction. In this Compensation Disclosure and Analysis (“CD&A”), we outline our policies relative to executive compensation. The proxy statement under the heading “Executive Compensation Tables” contains specific information about the compensation earned or paid in 2008 to William J. Campbell, the Company’s former President and Chief Executive Officer, and Kenneth D. Walter, the Company’s Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer, referred to as “Named Executive Officers.”

Our Compensation Objectives and the Focus of Our Compensation Rewards. The Company has the following goals for compensation programs impacting the executive officers of the Company and the Bank:

•	Reward and retain executives with the ability to perform at a high level thereby enhancing stockholder value; and

•	Provide a competitive compensation package relative to the Company’s industry peers.

•	The basic elements of compensation the committee determines are salary, bonuses and long-term incentive compensation.

Determination of Compensation

Base Salary. In setting Executive Officers’ salaries for 2008, consideration was given to the overall performance of the Company leading to 2008, focusing on return on assets, return on equity, the efficiency ratio and bottom line results. Consideration was given to the competitive environment for executives of thrift institutions in our geographic area.

Incentive Compensation. Bonuses are discretionary, subjective in nature and are not based upon a specific formula. Bonuses are generally granted to Named Executive Officers based on the annual financial performance of the Bank and the individual performance of the executive. 2008 year-end bonuses for the Named Executive Officers were determined after giving consideration to the Company’s operating results for the year. Bonuses were determined by the Personnel Committee in November 2008. Mr. Campbell and Mr. Walter were awarded bonuses of $59,600 and $23,800, respectively. These amounts were lower than the bonuses awarded in 2007.

Stock Options and Stock Awards. The Company believes that the granting of options and stock awards, under the Pamrapo Bancorp, Inc. 2003 Stock-Based Incentive Plan, is the most appropriate form of long-term compensation to executive officers, since it believes that equity interests in the Company held by executive officers aligns the interests of shareholders and management. Stock options and stock awards are discretionary and are limited by the terms and conditions of the Plan. There were no options or awards granted in 2008 to either Mr. Campbell or Mr. Walter. The Company has not awarded any options to the Named Executive Officers since 2004. The decision not to award options and stock awards has primarily related to the thin liquidity of the Company’s stock, which limits the value of the incentive represented by awards, while incurring significant compensation accounting expense.

All Other Compensation. All other compensation for the Named Executive Officers includes 401(k) matching contributions, country club memberships and/or use of a company car. The 401(k) matching contribution for all eligible employees of the Company is 25% of the first 10% of compensation. The use of a company car and country club membership is similar to benefits provided by other companies in the industry. These amounts for Mr. Campbell during 2008 are as follows: $3,240 401(k) matching contributions, $19,268 car allowance and $6,033 country club membership. These amounts for Mr. Walter during 2008 are as follows: $3,239 401(k) matching contributions and $10,881 country club membership.

Summary of Cash and Certain Other Compensation

The following table provides information regarding the compensation, for the years ending December 31, 2008, 2007, and 2006, paid or accrued for those years, to the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Kenneth D. Walter Vice President, Treasurer and Chief Financial Officer, and Interim President and Chief Executive Officer	2008	137,597	23,822	—	—	—	16,365	15,620	(1)	193,404
	2007	135,000	27,071	—	—	—	14,235	14,000		190,306
	2006	120,866	27,071	—	—	—	15,193	16,040		179,170

William J. Campbell (2) Former President and Chief Executive Officer	2008	448,462	59,556	—	—	—	(47,739)	31,041	(3)	491,320
	2007	440,000	75,798	—	—	—	(34,115)	33,193		514,876
	2006	423,846	75,798	—	—	—	(23,667)	38,214		514,191

(1)	Figure given includes 401(k) match of $3,239, country club dues of $10,881, and $1,500 for services rendered to the Company.
(2)	Mr. Campbell retired effective February 13, 2009.
(3)	Figure given includes 401(k) match of $3,240, a car allowance of $19,268, country club dues of $6,033 and $2,500 for services rendered to the Company.

In addition, executive officers participate in other benefit plans available to all employees including the ESOP and the 401(k) Plan.

Employment Agreements

During fiscal 2008, the Company and the Bank had employment agreements with William J. Campbell, former President, Chief Executive Officer and director of the Company and the Bank. Mr. Campbell retired effective February 13, 2009.

On October 23, 2007, the Company and the Bank entered into amended and restated employment agreements with William J. Campbell, former President and Chief Executive Officer of the Company and the Bank (“Employment Agreements”). The Employment Agreements amended and restated the employment agreements by and between the Company and the Bank and Mr. Campbell dated November 10, 1989. The Employment Agreements each provided for a term of 36 full calendar months. On each anniversary date of the Employment Agreements, the Employment Agreements automatically renewed for an additional year, unless written notice of non-renewal was provided to Mr. Campbell that his employment would end at the end of 36 months following the next anniversary date.

Under the terms of the Employment Agreements, if Mr. Campbell had been terminated for cause, the Company and the Bank would have no further obligation to him, and his right to receive compensation or other benefits would cease. If the Company or the Bank had terminated Mr. Campbell’s employment for reasons other than for cause, as defined in the Employment Agreements, or if Mr. Campbell resigned upon a material lessening of his functions, duties or responsibilities, or a breach of the Employment Agreements by the Company or the Bank, Mr. Campbell or, in the event of his death, his beneficiary as the case may be, would have been entitled to a severance payment equal to the greater of (i) three times Mr. Campbell’s average annual compensation over the previous three years, or (ii) the payments owed for the remaining term of the Employment Agreements (“Severance Payment”). The Company and the Bank also would have continued his life, health and disability coverage for the remaining term of the Employment Agreements or, if earlier, until he was employed by another employer. In addition, in such event, Mr. Campbell would have been entitled to a gross-up payment to cover applicable excise taxes if any of the benefits were considered “excess parachute payments” under Sections 280G and 4999 of the Code such that the net amount retained by Mr. Campbell after deduction of the excise and other applicable taxes would have been equal to the amount of benefits due to Mr. Campbell under the Employment Agreements (“Gross-up Payment”).

In the event a change in control of the Company or the Bank, as defined in the Employment Agreements, occurred prior to Mr. Campbell’s retirement, Mr. Campbell would have been entitled to (i) a payment equal to three times his average annual compensation over the previous three years paid to him under the Employment Agreements (“Change in Control Payment”), and (ii) a Gross-up Payment as described above.

In the event of an event triggering either a Severance Payment or a Change in Control Payment prior to Mr. Campbell’s retirement, based on his annual compensation as of December 31, 2008, Mr. Campbell would have received a payment of approximately $1,626,062. Based on his annual compensation as of December 31, 2008, Mr. Campbell also would have received a Gross-up Payment of approximately $567,599. Under the Employment Agreement with the Company, any payments or benefits paid under the Employment Agreement with the Bank would have been deemed to satisfy the corresponding obligations of the Company under the Employment Agreement with the Company.

As noted above, on February 13, 2009, Mr. Campbell retired as President, Chief Executive Officer and a director of the Company and the Bank. Upon retirement, the Employment Agreements provide Mr. Campbell with continued life and health coverage for the remainder of his life. In addition, the Employment Agreements provide that upon retirement Mr. Campbell shall be entitled to all benefits under any retirement plan of the Company and the Bank, including the Pamrapo Savings Bank, S.L.A. Pension Plan, the Supplemental Executive Retirement Plan, the ESOP and the 401(k) Plan. Such benefits, however, are conditioned on Mr. Campbell’s compliance with plan terms that require that Mr. Campbell, for a full year after the termination of the Employment Agreements, upon reasonable notice, furnish information and assistance to the Bank as may reasonably be required by the Bank in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become, a party.

Change in Control Agreement

On October 23, 2007, the Company entered into an amended and restated change in control agreement with Kenneth D. Walter, Chief Financial Officer, Vice-President and Treasurer, and Interim President and Chief Executive Officer of the Company (“Change in Control Agreement”). The Change in Control Agreement amends and restates the change in control agreement by and between the Company and Mr. Walter dated January 1, 2002. The Change in Control Agreement is for a term of 36 full calendar months, which term is extended for one day each day until either the board of directors or Mr. Walter elects not to extend the term by providing written notice, in which case the term of the Change in Control Agreement will end on the third anniversary of the date of such notice.

Mr. Walter’s Change in Control Agreement provides that if there is a change in control of the Company or the Bank, as defined in the Change in Control Agreement, Mr. Walter, or in the event of his subsequent death his beneficiary, as the case may be, will be entitled to receive a payment in an amount equal to three times his respective average annual compensation for the three previous years of his employment with the Company and the Bank. Certain insurance coverage maintained by the Bank at the time of any such termination would be continued for a three-year period. If a change in control were to occur, based on his current annual compensation, the amount payable to Mr. Walter would be approximately $517,230. As noted above, in such event, Mr. Walter would also be entitled to a gross-up payment to cover applicable excise taxes if any of the termination benefits were considered “excess parachute payments” under Section 280G and 4999 of the Code, such that the net amount retained by Mr. Walter after deduction of the excise and other applicable taxes would be equal to the amount of benefits due to Mr. Walter under the Change in Control Agreement. Based on his current annual compensation, Mr. Walter would receive a gross up payment of approximately $162,764.

2003 Stock-Based Incentive Plan

In 2003, the Company adopted and shareholders approved the Pamrapo Bancorp, Inc. 2003 Stock-Based Incentive Plan (the “2003 Plan”). The 2003 Plan provides stock-based benefits both to attract people of experience and ability and to retain existing officers and employees. The granting of stock-based benefits provides officers and employees with additional incentive in the form of a proprietary interest in the Company and is an important component of the Company’s overall compensation strategy. The Company did not make any awards under the 2003 Plan during 2008.

Grants of Plan Based Awards

During 2008, our Named Executive Officers did not receive any awards under any equity incentive plan or non-equity incentive plan.

Options Exercises and Stock Vested in 2008

During 2008, none of our Named Executive Officers exercised any stock options. In addition, none of the Named Executive Officers held any stock awards that vested during 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information on the current holdings of stock options and stock awards by the Named Executive Officers.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Kenneth D. Walter	5,431	—	—	$18.41	6/24/13	—	—	—	—
	4,569	—	—	$18.41	6/24/14	—	—	—	—
	3,000	—	—	$29.25	3/23/15	—	—	—	—

William J. Campbell(1)	—	—	—	—	—	—	—	—	—

(1)	Mr. Campbell retired effective February 13, 2009.

Pension Benefits in Fiscal 2008

Pension Plan

The Bank maintains the Pamrapo Savings Bank, S.L.A. Pension Plan (the “Pension Plan”), which is a defined benefit pension plan, for the benefit of salaried employees employed by the Bank who have attained age 21 and completed one thousand hours of service during the plan year or the 12 month period following the commencement of the employee’s employment. A participant’s right to benefits under the Pension Plan is fully vested at age 65 (the normal retirement age). The annual normal retirement benefit is equal to the sum of (i) 1.1% of the participant’s average annual earnings not in excess of his or her covered compensation, multiplied by the participant’s credited service and (ii) 1.5% of the participant’s average annual earnings in excess of his or her covered compensation, multiplied by the participant’s credited service. Under the Pension Plan’s funding method, the actuarial present value of projected benefits of each individual is allocated on a level basis over the expected future earnings period through the assumed retirement date.

Mr. Campbell retired effective February 13, 2009 and, as a result, is entitled under the Pension Plan to either a single lump sum payment of approximately $2,838,190 or one of the following actuarially equivalent monthly benefits: (i) straight life annuity payments of approximately $22,363 beginning on retirement; (ii) joint and survivor annuity payments of approximately $19,299, $18,047 or $16,951, depending on the election; or (iii) period certain and life payments of approximately $21,267, $18,903 or $16,504, depending on the election.

Supplemental Executive Retirement Plan

The Bank has a Supplemental Executive Retirement Plan (“SERP”) for the benefit of key employees of the Bank. This plan is intended to constitute a non-qualified, deferred retirement plan. Persons eligible to participate are designated by the Board of Directors from time to time and upon terms and conditions as the Board of Directors shall agree upon. A participant who retires at age 65 (the “Normal Retirement Age”) is entitled to an annual retirement benefit equal to seventy-five percent (75%) of his compensation, at the effective date of retirement, reduced by his Pension Plan annual benefit plus an amount equal to any reduction in Company contributions on behalf of the participant resulting from limitations mandated by the Code. Participants retiring before the Normal Retirement Age will receive the same benefits reduced by a percentage based on years of service to the Bank and the number of years prior to the Normal Retirement Age that the participant retires. If, after commencement of benefits, it is determined that any participant in the SERP has committed an act or acts of fraud, embezzlement of proven dishonesty, the participant’s benefits shall be terminated.

In 1997, the SERP was amended so that should Mr. Campbell receive benefits under the SERP, such benefits would be payable to him for a period of fifteen (15) years certain. Mr. Campbell retired effective February 13, 2009 and, as a result, he or, in the event of his death, his beneficiary is entitled to a monthly payment of approximately $31,647, pursuant to the SERP, beginning on March 1, 2009 until the year 2024. This amount is based on Mr. Campbell’s annual retirement benefit, pursuant to the SERP, in the amount of $300,000 reduced by the amount of his Pension Plan annual benefit.

The table below sets forth information on the pension benefits for Named Executive Officers under each of the following plans:

Pension Benefits in Fiscal 2008

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Kenneth D. Walter	Pamrapo Savings Bank, S.L.A. Pension Plan	22	89,062	—

William J. Campbell (1)	Pamrapo Savings Bank, S.L.A. Pension Plan	45	2,193,836	—

William J. Campbell (1)	Pamrapo Savings Bank, S.L.A. SERP	45	387,311	—

(1)	Mr. Campbell retired effective February 13, 2009.

Indebtedness of Management and Transactions With Certain Related Persons

In the ordinary course of business, the Bank has made loans, and may continue to make loans in the future, to its officers, directors and employees. Loans to executive officers and directors are made in the ordinary course of business, on substantially the same terms including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

PROPOSAL II. RATIFICATION OF INDEPENDENT AUDITORS

The Company’s independent auditors for the fiscal year ended December 31, 2008 were the registered public accounting firm Beard Miller Company LLP (“Beard Miller”). The Audit Committee of the Company’s Board of Directors has reappointed Beard Miller as the Company’s independent auditors for the fiscal year ending December 31, 2009.

Although the Company’s bylaws do not require the submission of the selection of independent auditors to the shareholders for approval, the Board of Directors believes it is appropriate to give shareholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the shareholders’ vote at the meeting, but if the shareholders fail to ratify the independent auditors selected by the Audit Committee, the Audit Committee may reconsider its selection.

Representatives of Beard Miller are expected to attend the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions from shareholders present at the Annual Meeting.

The aggregate fees billed by Beard Miller for the last two fiscal years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Audit Fees:	$158,500	$143,220
Audit-Related Fees:(1)	$26,000	$26,000
Tax Fees:(2)	$15,000	$15,000
All Other Fees:	$—	—

(1)	Includes professional services rendered for the audit of the Company’s annual consolidated financial statements and review of financial statements included in Forms 10-Q and services normally provided in connection with statutory and regulatory filings, i.e. attest services required by Section 404 of the Sarbanes-Oxley Act, including out-of-pocket expenses.
(2)	Tax fees include the preparation of state and federal tax returns.

All audit, audit-related, tax and other non-audit services were pre-approved by the Audit Committee, which concluded that the provision of such services by Beard Miller was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

The Audit Committee charter requires that the Audit Committee pre-approve all audit and non-audit engagement fees, and terms and services in a manner consistent with the Sarbanes-Oxley Act of 2002. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the Audit Committee is required. The Audit Committee reviews these requests and advises management and the independent auditors if the Audit Committee pre-approves the engagement of the independent auditors for such projects and services. On a periodic basis, the independent auditors report to the Audit Committee the actual spending for such projects and services compared to the approved amounts. The Audit Committee may delegate the authority to grant any pre-approvals to one or more members of the Audit Committee, provided that such member reports any pre-approvals to the Audit Committee at its next scheduled meeting. The Audit Committee has delegated pre-approval authority to Patrick D. Conaghan, the Chairman of the Audit Committee.

Unless marked to the contrary or properly executed but returned blank, the shares represented by the enclosed proxy card will be voted FOR ratification of the appointment of Beard Miller Company LLP as the independent auditors of the Company.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS A VOTE

FOR RATIFICATION OF THE APPOINTMENT OF BEARD MILLER COMPANY LLP

AS THE INDEPENDENT AUDITORS OF THE COMPANY.

ADDITIONAL INFORMATION

Shareholder Proposals For Annual Meeting Held in 2010

To be included in the proxy statement and form of proxy for the annual meeting of shareholders to be held in 2010 a shareholder proposal must be received by the Secretary of the Company at the address set forth on the attached Notice of Annual Meeting of Shareholders, not later than December 1, 2009. Any such proposal will be subject to Rule 14a-8 of the rules and regulations of the SEC.

The bylaws of the Company provide an advance notice procedure for certain business to be brought before the Annual Meeting. In order for a shareholder to properly bring business before the Annual Meeting, the shareholder must give written notice to the Secretary of the Company not less than thirty (30) days before the time originally fixed for such meeting; provided, however, that in the event that less than forty (40) days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made. The notice must include the shareholder’s name, record address and the class and number of shares owned by the shareholder, and describe briefly the proposed business, the reasons for bringing the business before the Annual Meeting, and any material interest of the shareholder in the proposed business. In the case of nominations to the Board, certain information regarding the nominee must be provided.

Although the bylaw provisions do not give the Board of Directors any power to approve or disapprove of shareholder nominations for the election of directors or any other business desired by a shareholder to be conducted at the Annual Meeting, the bylaw provisions may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company, even if the conduct of such business or such attempt might be beneficial to the Company and its shareholders.

Other Matters Which May Properly Come Before the Meeting

The Board of Directors knows of no business that will be presented for consideration at the Annual Meeting other than as stated in the Notice of Annual Meeting of Shareholders. If, however, other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Whether or not you intend to be present at the Annual Meeting, you are urged to return your proxy promptly. If you are present at the Annual Meeting and wish to vote your shares in person, your proxy may be revoked upon request.

A COPY OF THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008, AS FILED WITH THE SEC WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, PAMRAPO BANCORP, INC., 611 AVENUE C, BAYONNE, NEW JERSEY 07002.

By Order of the Board of Directors

Margaret Russo
Secretary

Bayonne, New Jersey

March 31, 2009

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU HAD PLANNED TO ATTEND THE ANNUAL MEETING, YOU ARE REQUESTED TO SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY PAMRAPO BANCORP, INC.			For	With- hold	For All Except

PROXY FOR ANNUAL MEETING TO BE HELD ON APRIL 29, 2009

THIS PROXY IS BEING SOLICITED ON

BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder(s) of PAMRAPO BANCORP, INC., a New Jersey corporation (the “Company”), hereby constitute(s) and appoint(s) the Board of Directors, and each of them, with full power of substitution in each, as the agent, attorneys and proxies of the undersigned, for and in the name, place and stead of the undersigned, to vote at the Annual Meeting of Shareholders of the Company to be held at Chandelier Restaurant, 1081 Broadway, Bayonne, New Jersey, on April 29, 2009 at 11 a.m. (local time), and any adjournment(s) thereof, all of the shares of stock which the undersigned would be entitled to vote if then personally present at such meeting in the manner specified and on any other business as may properly come before the meeting.

			1.	Election of directors of both nominees listed (except as marked to the contrary below):	☐	☐	☐

John A. Morecraft, Patrick D. Conaghan

and Herman L. Brockman

INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

					For	Against	Abstain
			2.	Ratification of Beard Miller Company LLP as the Company’s independent auditors for the fiscal year ending December 31, 2009.	☐	☐	☐
In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournment(s) thereof.

The Board of Directors recommends a vote “FOR” each of the director nominees in Proposal 1 and “FOR” Proposal 2.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN HEREON. IF NO INSTRUCTIONS ARE GIVEN,THIS PROXY WILL BE VOTED FOR EACH OF THE NOMINEES AS DIRECTORS UNDER PROPOSAL 1 FOR PROPOSAL 2, AND AT THE PROXIES’ DISCRETION, UPON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT(S) THEREOF.
Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement and 2008 Annual Report are available at www.pamrapo.com
	Please be sure to date and sign this proxy card in the box below.	Date

Sign above

Detach above card, sign, date and mail in postage paid envelope provided.

PAMRAPO BANCORP, INC.

The above signed acknowledges receipt from the Company, prior to the execution of this Proxy, of a Notice of Annual Meeting and a Proxy Statement dated March 31, 2009.

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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